Form 20-F
period 1999-12-31
BIORA AB
filed 2000-07-03
CIK 1030739

As Filed with the Securities and Exchange Commission on June 30, 2000
------------------------------------------------------------------------------


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 1999

                       Commission file number 0-29076

                              BIORA AB (publ)
           (Exact name of Registrant as specified in its charter)

                             BIORA CORPORATION
              (Translation of Registrant's Name into English)

                           THE KINGDOM OF SWEDEN
              (Jurisdiction of incorporation or organization)

                                 SE-205 12
                               MALMO, SWEDEN
                  (Address of principal executive offices)

           Securities registered or to be registered pursuant to
                         Section 12(b) of the Act.

                                    None

     Securities for which there is a reporting obligation pursuant to
                         Section 12(g) of the Act.

                              Ordinary Shares
                              (Title of Class)

           Securities registered or to be registered pursuant to
                         Section 15(d) of the Act.

                                    None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 1999.

            Title of Class                     Number of Shares
            --------------                     ----------------
            Ordinary Shares                       21,203,800

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for much shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                  Yes: |X|                      No: | |

Indicate by check mark which financial statement item the Registrant has elected to follow.

                  Item 17: | |                 Item 18: |X|

------------------------------------------------------------------------------


                             TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 PART I......................................................................3
      Item 1.   Description of Business......................................3
      Item 2.   Description of Property.....................................28
      Item 3.   Legal Proceedings...........................................29
      Item 4.   Control of the Registrant...................................29
      Item 5.   Nature of Trading Market....................................30
      Item 6.   Limitations Affecting Security Holders......................33
      Item 7.   Taxation....................................................33
      Item 8.   Selected Consolidated Financial Data........................37
      Item 9.   Management's Discussion and Analysis of Financial
                  Condition and Results of Operations.......................41
      Item 10.  Directors and Officers of the Registrant....................50
      Item 11.  Compensation of Directors and Officers......................55
      Item 12.  Options to Purchase Securities from Registrant..............56
      Item 13.  Interest of Management in Certain Transactions..............57

 PART II....................................................................60
      Item 14.  Description of Securities to be Registered..................60

 PART III...................................................................60
      Item 15.  Defaults upon Senior Securities.............................60
      Item 16.  Changes in Securities and Changes in Security for
                  Registered Securities.....................................60

 PART IV....................................................................60
      Item 17.  Financial Statements........................................60
      Item 18.   Financial Statements.......................................60
      Item 19.   Financial Statements and Exhibits..........................60



      Unless otherwise indicated, references to "SEK" are to kronor, or krona in the singular, and references to "U.S. dollars," "US$," "dollars" or "$" are to the lawful currency of the United States. Solely for the convenience of the reader, this Annual Report contains translations of certain krona amounts into U.S. dollars at specified rates. Unless otherwise stated, the translations of kronor into U.S. dollars have been made at the noon buying rate of dollars in terms of kronor in New York City for cable transfers in kronor as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") in effect on December 31, 1999, which was $1.00 = SEK 8.505. No representation is made that krona amounts have been, could have been or could be converted into dollars at the rates indicated or at any other rates.

      As used herein, "Biora" or the "Company" refers to Biora AB and its consolidated subsidiaries, unless the context indicates otherwise.

      Emdogain(R) and PrefGel(TM) are registered trademarks of the Company.

                    -----------------------------------


                                   PART I

ITEM 1.   DESCRIPTION OF BUSINESS

GENERAL

      Biora develops, manufactures, markets and sells products primarily for treatment of diseases in the mouth. The overall goal is to use the Company's patented technologies and biological knowledge to develop biology based products primarily for treatment of diseases in the mouth. During 1999, Biora continued to grow the market penetration in North America, Europe and Japan In the marketing and operational areas, Biora had, by the end of 1999, launched Emdogain, the Company's principal product, in 28 countries and grew from 85 to 92 employees, most of whom were recruited into Biora's international sales organization. Simultaneously Biora's efforts in research concerning matrix proteins have continued. This investment has produced results during 1999 and 2000 that indicate some new areas of use for Emdogain and other enamel matrix proteins. In 1999, the Food and Drug Administration (FDA) approved Emdogain, for use as an adjunct to a minimally invasive surgical technique. The FDA approval indicates that Emdogain could be utilized in conjunction with scaling and root planing for the treatment of periodontal intrabony defects. The approval is for teeth in the "aesthetic zones".

      Emdogain is an innovative treatment for defects caused by periodontal disease based on findings relating to natural tooth development by the founders of Biora in conjunction with the Karolinska Institute, a renowned center for medical research in Stockholm, Sweden. Periodontal disease causes the progressive loss of the supporting soft and hard tissues surrounding the tooth. Emdogain, which is applied in gel form on the tooth-root surface during periodontal flap surgery, promotes the regain of such tooth-supporting tissues and hence reattachment of the tooth. In Biora's controlled clinical trials, use of Emdogain as an adjunct to periodontal flap surgery resulted in significant regain of tooth-supporting tissues as compared to conventional periodontal flap surgery alone. Regain of attachment was observed in patients within the first year of treatment with Emdogain and increased throughout the three-year follow-up period. In addition, Biora believes that Emdogain will provide the Company with a platform to develop new products and indications based on the protein that gives Emdogain its unique properties. Biora submitted a patent application relating to new, positive biological effects of Emdogain-related proteins for woundhealing in February 1998 (the "XP11 project"), and pre-clinical studies started in Denmark, Norway and Sweden in 1998. Clinical pilot studies are to begin in Scandinavia during 2000. Research in the area of enamel matrix proteins indicates that these proteins can play a large role in the treatment of several disease conditions, both inside and outside the oral cavity. For indications outside the mouth, such as treatment of chronic wounds and bone formation the Company intends to seek collaboration with other companies.

      Emdogain received regulatory approval in 1995 in the European Economic Area (the "EEA") (which comprises the European Union ("EU") member countries as well as Norway, Iceland and Liechtenstein) pursuant to a CE Mark and was introduced on a limited basis in selected European countries in 1996. Emdogain received approval in the United States from the FDA in September 1996 and in Japan from the Ministry of Health and Welfare (the "MHW") in January 1998.

      United States surveys have estimated that advanced periodontal destruction affects about one in eight people. Advanced destruction increases with age, reaching a prevalence of over one-third among people aged over 55. Treatment of the initial stages of periodontal disease includes oral hygiene measures and scaling. Defects associated with the more advanced stages of periodontal disease require additional treatment, including surgical procedures and antibiotics. Based on industry statistics, there were approximately five million periodontal flap surgery procedures performed worldwide in 1995. The Company believes that most of the patients undergoing such surgeries could be candidates for Emdogain treatment. In an attempt to improve upon the results of conventional periodontal flap surgery, periodontists and dentists specializing in advanced dental treatment ("periodontal specialists") currently utilize adjunctive mechanical treatments in approximately one out of seven periodontal flap surgeries performed. In contrast to these treatments, Emdogain offers a biology-based treatment of periodontal defects with predictable results, rapid post-operative clinical healing, little discomfort, ease of use and no increase in chair time. Consequently, the Company believes that periodontal specialists and patients will prefer Emdogain to, and use Emdogain more extensively than, currently available treatments used in conjunction with conventional periodontal flap surgery.

      Biora is also developing other novel biology-based products, including additional products based on Emdogain technology. These products are at various stages of clinical and pre-clinical development and have yet to be approved by applicable regulatory authorities.

      o The Company is currently performing pilot studies in Sweden, United States and other parts of the world with Emdogain for local application to accelerate the healing and following non surgical treatment of defects caused by periodontal disease.

      o The Company has tested Emdogain WT in clinical trials in Sweden. Final results from the Swedish study are not conclusive. Improvements were seen in periodontal probing but not in bone gain after one year. Emdogain WT is specifically intended to be used in conjunction with complicated wisdom tooth extractions to eliminate or reduce periodontal lesions that typically afflict neighboring teeth. Based on industry statistics, there are approximately ten million complicated tooth extractions performed annually in the United States. The Company estimates that at least half of these procedures could potentially benefit from the application of Emdogain WT. While Biora is still conducting research relating to Emdogain WT, the Company has postponed clinical trials in the United States for this indication in order to prioritize research on Emdogain for non-surgical treatment.

      o Dry mouth is like periodontitis, a widespread disease. There is a great need for better ways to help those who are afflicted with this disease. The professors Jorgen Ekstrom and Herbert Helander had in their research found a very innovative method as well as promising pre-clinical and clinical work results. At the beginning of 2000 the Company acquired the rights to their patented discovery that could lead to a new drug for dry mouth.

      o Cell studies show that growth of certain cancer cells (carcinoma) is inhibited by Emdogain. The discovery is supported by the knowledge of Emdogain's mechanism of action that Biora has previously reported, that is, that Emdogain promotes growth of connective tissue cells while certain epithelial cell experience so-called programmed cell death. Biora has submitted an application for global patent protection for the discovery. The first clinical studies will test Emdogain as an adjunct to traditional cancer treatment and will begin during the year 2000.

      o In new pilot studies Biora has found that certain enamel matrix proteins stimulate local formation of new bone. The continuing work is intended to document the effect and to determine future areas for indications. Biora is heading a collaboration project with four European universities, which among other things is applying for funding within the fifth frame program of the European Commission. The goal is to prove that enamel matrix proteins can be as or even more effective then the growth factors being developed today. The speed of this project is depending on the success of the application for funding.

      Given the relatively small number of periodontal specialists and the need for a highly specialized sales force, Biora continues to market and sell its products primarily through its own marketing and sales organization. In 1999, Biora concentrated its resources in markets in which Emdogain has already been introduced to increase penetration in these markets. Since 1997, the Company used a portion of the net proceeds received from the Company's initial public offering of Ordinary Shares in February 1997 (the "IPO") to develop marketing and sales activities in the United States and Europe, and the Company intends to continue using such proceeds to strengthen its marketing and sales activities in especially in the United States, Germany and Japan in 2000. Currently, Emdogain is sold through Biora AB and subsidiaries in 15 countries and through distributors in an additional 13 countries and the Company estimates that approximately 170,000 patients have been treated with Emdogain worldwide as of April 30, 2000, as compared to 100,000 patients as of April 30, 1999. New distributor agreements have been signed in South Korea, Taiwan, Puerto Rico and Colombia. The distributor agreement with Colombia also includes the markets Venezuela, Peru, Ecuador and Panama. In the April 2000 a distributor agreement has been signed with Brazil. Regulatory work has been started to get Emdogain approved in these markets.

      In 1999, the Food and Drug Administration (FDA) approved Emdogain, for use as an adjunct to a minimally invasive surgical technique. The FDA approval indicates that Emdogain could be utilized in conjunction with scaling and root planing for the treatment of periodontal intrabony defects. The approval is for teeth in the "aesthetic zones". While Biora currently is not marketing Emdogain for use in minimally invasive surgical techniques, the Company is evaluating its options for marketing Emdogian for use in conjunction with these minimally invasive surgical techniques.

      Before the product is used the dentist mixes both components. Biora's global marketing strategy is to establish Emdogain among specialists in their respective countries in order to subsequently reach out to a broader customer group. Emdogain has since its market launch been delivered as two components, one with the freeze dried protein and the other with a solution, a "gel". To simplify use Biora has developed a new formulation of Emdogain. The product is stabilized as a premixed gel and filled in a syringe that can only be used once. The product, Emdogain Gel, has been launched in Europe during the second quarter of 2000 and will be launched in the United States and Canada, subject to FDA approval, which the Company expects during the second half of 2000.

      As of December 31 of 1999, the number of United States periodontists that purchased Emdogain at least once increased to 2,550 , of which 1250 have made repeat purchases from 1,720 by the end of 1998. However, Biora's market share in the United States is less then two percent. Biora's penetration of the U.S. market has initially been hindered by Emdogain receiving less exposure than originally anticipated when it was launched in April 1997, partly as a result of delays in the publication of reviews in industry journals. Biora's sales in the United States increased following publication of the seven articles on Emdogain in The Journal of Clinical Periodontology in September 1997 and the exposure received by Emdogain at the Conference of the American Academy of Periodontology (the "AAP") in October 1997. The single largest marketing activity in the United States is the Annual Meeting of the American Academy of Periodontology. In 1999 the meeting was held in San Antonio, Texas, and several American and international specialists reported both new data regarding their own positive clinical experience utilizing Emdogain in periodontal surgery as well as results from clinical trials. The meeting attracted approximately 6,000 periodontists and dentists from around the world. During the year Biora Inc. Conducted 40 educational seminars for dental professionals, during which clinicians shared their experience utilizing Emdogain.

      Biora began marketing Emdogain in 1996 through its own sales force in Sweden and wholly-owned subsidiaries in Germany and The Netherlands. As of April 30, 2000, Biora's market share in Sweden was five percent and in Germany was almost seven percent of the estimated total number of flap surgeries performed in each of the markets. In Sweden, approximately 90 percent of the approximately 500 specialized clinics in the country that treat advanced periodontitis have purchased Emdogain at least once, approximately 70 percent of which have made repeat purchases. Germany is at present the biggest market for Emdogain in Europe. As of December 31, 2000 An increasing number of dentists perform surgical interventions to treat periodontitis in Germany. Sales in Germany began in 1996, and during 1998 sales in Germany and Austria more than doubled compared to 1997. During 1999 Biora GmbH sales increased by 16 percent over 1998. At the end of March, 2000 Biora had sold Emdogain to approximately 7,000 customer in Germany. The sales development in Germany was lower then expectations. The stagnation of sales on the German market was mainly caused by a defocus and deviation from Biora strategy. Local management was removed at the end of 1999. After a period of refocus and education a new General Manager was appointed in June 2000. Biora markets Emdogain (i) through its own sales force in Denmark, Finland, Iceland, Norway and Sweden, (ii) through wholly-owned subsidiaries in Germany (covering Austria, Germany and Switzerland), Italy, The Netherlands (covering Belgium, Luxembourg and The Netherlands) the United Kingdom (covering the United Kingdom and Ireland) and the United States, and (iii) through distributors in Canada, Japan, Israel, France, Spain, Portugal, Greece, the Czech Republic, Poland, Mexico, Puerto Rico, The Philippines and South Africa.

      The Company believes that its present lead product, Emdogain, offers its customers a more efficacious, cost-effective and convenient solution to the treatment of defects caused by periodontal disease than existing treatments and thereby will serve as an entry vehicle for the Company's other innovative products for the dental therapy market. The key elements of the Company's strategy are to (i) expand its marketing and sales force,
(ii) develop new products and indications based upon patented Emdogain technology and (iii) identify and develop new patentable biology-based products for the dental therapy market and even for general therapeutic indications outside the oral cavity.

      Biora was founded in 1986 for the purpose of commercializing the results of research conducted by its founders. Biora's America Depositary Shares are listed on the NASDAQ National Market in the United States and Biora's ordinary shares are listed on the O-list of the Stockholm Stock Exchange in Sweden.

      The address of Biora's principal executive offices is SE-205 12 Malmo, Sweden and its telephone number at such offices is +46-40-32-13-33.

PERIODONTAL DISEASE AND CONVENTIONAL TREATMENT

      Periodontal disease is an infection caused by bacterial accumulation on the teeth and along the adjacent gums. The mildest form, clinically termed gingivitis (bleeding gums), is reversible and can be eliminated by means of professional dental care and adequate oral hygiene measures. However, in many individuals in whom gingivitis is not controlled, the disease progresses into periodontitis. Effective treatment of periodontitis is possible only through professional intervention.

      A healthy tooth attachment apparatus is made up of the root cementum, the outer layer of the root; the periodontal ligament, which both anchors the root to the jaw bone and cushions the tooth; and the jaw bone, which serves to hold the teeth. During the course of periodontitis, the gums become detached from the tooth-root surface as the attachment apparatus is gradually destroyed as a consequence of bacterial infection and the accompanying inflammatory process. As detachment progresses, a periodontal pocket forms between the tooth root and the gums. The depth of the pocket (usually measured in millimeters) indicates the severity of the disease. A periodontal pocket may deepen so that the tooth is no longer properly supported, leading to deteriorated function and eventually tooth loss.

      Professional intervention to treat periodontitis includes periodic professional cleaning, such as root planing and scaling. Root planing and scaling involve the removal of hard and soft bacterial deposits on the root surfaces within the periodontal pocket. For serious cases where a significant amount of jaw bone has been lost, the additional use of surgical procedures is warranted. The standard surgical technique used in these cases is periodontal flap surgery. This involves the incision and reflection (folding back) of the gums in order to expose the root surface below the gum margin and the jaw bone to allow for extensive mechanical debridement (the removal of granulation tissue as well as soft and hard deposits from the root surface) of these normally unreachable areas. The gums are then repositioned and sutured in close proximity to the tooth and surrounding jaw bone in order to reduce or eliminate pockets.

      When successful, conventional periodontal flap surgery merely arrests further deterioration of the attachment apparatus. Typically, this means that there is no regain of lost periodontal attachment structures and deepened periodontal pockets may remain. Consequently, the results of conventional treatment are often unsatisfactory to the patient and to the periodontal specialist. The patient often complains of cosmetic and aesthetic problems, such as longer looking teeth and open gaps between teeth. The periodontal specialist is often dissatisfied because while the disease has been controlled, there has not been a "cure"; the tooth has not been returned to its original form and function.

PRODUCTS AND TECHNOLOGY; RESEARCH AND DEVELOPMENT

Research & Development Process

      The emphasis on research and development within Biora continues, both in the search for new biologically based methods and to develop Emdogain for use in treatment of other diseases in the mouth. This emphasis during 1999 provided new knowledge that supports marketing efforts for Emdogain and which at the same time gives Biora possibilities to develop a broader commercial platform.

      The research in enamel matrix proteins, which led to the principle product Emdogain, gives Biora a platform to develop new biology based products to be used both in and outside the mouth. Biora expects that during the year 2000, the company will be able to launch two indications; treatment of evulsed teeth (trauma), and exposed root surfaces (recession defects). The Trauma indication will be launched during an international Trauma Conference in Oslo, Norway in June 2000. The Recession defect indication will be launched in the 3rd or 4th quarter of 2000, following the reports from clinical studies. The studies are expected to be ready in June/July and the reports are expected in September. The subsidiary Biora BioEx AB was established to perform research regarding indications outside the mouth, for example wound healing and local bone formation.

      Conducting the clinical studies necessary for marketing approval for new indications generally takes two to three years. The time frame for the development of new products is considerably longer, generally ranging from five to 15 years depending upon the complexity of the indication or product and the length of the clinical trials. Prior to receiving marketing approval for new products, (i) initial trials must be conducted that form the basis for patenting; (ii) studies must be conducted (both in the laboratory and in simulated models) to document the effects and safety of the product; and finally (iii) clinical trials must be authorized and conducted. Biora's pre-clinical research consists of three parallel operations:

      o Tissue Components. Tissue components-particularly matrix proteins-are prepared and characterized.

      o Effects. The biological effects of the product are tested in the laboratory.

      o Formulation. A formulation for the product is developed that provides for optimal handling and efficacy.


      While either a clinical trial or new product development is being conducted, a production method must be established and the appropriate pharmaceutical formulation (e.g., tablet, gel or aerosol) must be developed prior to the final stages of the clinical studies. Finally, the results of the clinical trials and the new product development and related documentation must be approved by the regulatory authorities in the markets in which Biora intends to market the new indication or product.

Products

      The Company currently has two products approved for marketing (Emdogain and PrefGel) and several products and new indications under development. Emdogain was developed by Biora during the period from 1988 to 1995 and the Company intends to expand Emdogain technology to develop and commercialize new formulations as well as new indications for Emdogain. PrefGel is a more tissue-friendly product for conditioning and cleaning tooth surfaces than presently utilized acids and is intended to further strengthen the biology-based approach to periodontal therapy.

      The Company's two approved products and products under development and their respective applications/indications and status are shown in the following table. Products under development are listed in order of such product's expected approval for marketing in Europe and the United States. With respect to the products under development, no assurance can be given that the Company will be successful in developing these new products, obtaining approvals or clearance to market such products, or in marketing such products.


PRODUCTS AND NEW                                                                   STATUS
INDICATIONS UNDER         ----------------------------------------------------------------------------------------------
   DEVELOPMENT                    INDICATION                      UNITED STATES                   REST OF WORLD
-----------------                 ----------                      -------------                   -------------
Emdogain                  Topical application for the      FDA approval(1) obtained in     European approval (the "CE
                          regain of tooth attachment       September 1996; marketing       Mark") received in June
                          lost to periodontal disease.     commenced in the second         1995; marketing commenced
                                                           quarter of 1997.                in Europe in 1996; Japanese
                                                                                           approval received in January
                                                                                           1998, marketing commenced in
                                                                                           April 1998.

PrefGel(2)                Topical gel that cleans          FDA amended marketing           CE Mark received February
                          and conditions tooth-root        clearance obtained in May       1998; marketing commenced
                          surface.                         1998; marketing commenced       second quarter 1998. Not
                                                           in 1998.                        approved in Japan under
                                                                                           current classification.

Emdogain Gel              New formulation of Emdogain      Application submitted to        European approval in March
                          packaged in a ready-to-use       FDA in March 2000.              2000. Regulatory process will
                          syringe.                                                         start in Japan during 2000.

Emdogain WT               New indication of Emdogain       Clinical trials postponed       Clinical trials in Sweden
                          for the treatment of damage      until further notice since      completed in 1999. Results
                          caused by complicated            results from Swedish            not conclusive.
                          extractions of wisdom teeth.     trials not conclusive.

Emdogain Recession        New indication of Emdogain       Clinical trials started         Final report from clinical
                          as a local application to        1999. Expected to be            trials in June Launch
                          treat receded gums.              finished during second          expected in second half of
                                                           half of 2000.                   2000.

Emdogain Trauma           New indication of Emdogain       Clinical trials began in        Market launch will take
                          for the regain of tooth          1999.                           in June 2000 at an place
                          attachment in connection                                         international Trauma
                          with reimplantation of                                           convention in Oslo.
                          evulsed teeth.

Emdogain Non surgical     Subgingival application of       Clinical trials started         Pilot studies commenced in
                          Emdogain to achieve              second half of 1999.            1997 and continuing to
                          periodontal regain without       Approval received by FDA as     develop application
                          surgical intervention.           Minimally Invasive surgery      methods.
                                                           in 1999. Launch subject to
                                                           good results from clinical
                                                           trials in late 2000.

Woundhealing XP11         Local application of             Clinical trials commenced       Pilot studies commenced in
                          Emdogain to accelerate the       in 1999.                        1997; clinical trials
                          postoperative healing                                            commenced in 1998. Clinical
                          process following oral                                           trials to begin in 2000.
                          surgery.

Emdogain Endodontics      New indication of Emdogain       Pilot studies started in        Pilot studies in Sweden
                          for root canal treatments.       1999.                           commenced in 1996. Clinical
                                                                                           trials started in 2000.

(1) Specifically, the FDA-approved indication for use appearing on Emdogain's package insert reads as follows: Emdogain is intended as an adjunct to periodontal surgery for topical application onto exposed surfaces to treat intrabony defects without furcations resulting from loss of tooth support due to moderate or severe periodontitis.

      Under the XP11 project, Biora submitted a patent application relating to new, positive biological effects of Emdogain-related proteins for woundhealing in February 1998, and pre-clinical studies are being planned in the Scandinavian countries (Denmark, Norway and Sweden) in 1998 and 1999. In addition, Biora is preparing a patent application based on studies of the effects of new protein combinations (the "XP20 project"). In December 1997, Biora acquired the patent rights for a new protein patent that formed the basis of the XP20 project from the Center for Oral Biology ("COB"), a research foundation formed in 1986 by the Karolinska Institute in Stockholm, Sweden. The protein is present during normal tooth development in humans and Biora intends to investigate the potential of this protein combination for use in dental surgery. Biora also relinquished its rights to a patent for a duo- ceramic implant developed by COB in December 1997. The patent was relinquished to enable the Company to focus greater resources on the expansion of its core biology-based products program.

Emdogain

      Emdogain is an innovative treatment for periodontal defects caused by periodontal disease. It is applied in gel form on the tooth-root surface during periodontal flap surgery to help promote the regain of tooth-supporting periodontal tissues and hence reattachment of the tooth in patients suffering from loss of periodontal attachment due to periodontal disease or trauma. Emdogain simulates one step of the biological process in nascent tooth development. This step involves the deposit of a protein matrix layer on the developing root, thereby providing for the formation of the attachment apparatus. With time, the treatment results in the regain of the lost tooth support and function.

      Patients qualifying for Emdogain treatment typically have periodontal pockets deeper than six millimeters with marked loss of jaw bone. In Biora's controlled clinical trials, adult patients with periodontal disease who had lost most of the attachment achieved regain of jaw bone within 16 months of treatment with Emdogain to about two-thirds of normal levels, as compared to unchanged levels for a different, but comparable, site on the same patients treated with conventional periodontal flap surgery.

      The preparation and application of Emdogain are relatively simple and, in contrast to currently used mechanical approaches to treatment, not particularly technique sensitive. Emdogain, which must be refrigerated during storage, comes as a freeze-dried powder, together with a liquid "vehicle" solution. One milliliter of the vehicle is added to the powder and the residual gel is applied, by means of a syringe, onto the exposed and cleaned root surfaces in connection with periodontal flap surgery.

      Emdogain received the CE Mark in the EEA in June 1995, FDA approval in the United States in September 1996 and from the MHW in Japan in January 1998. The Company began marketing Emdogain in Europe in 1996, in the United States in the second quarter of 1997 and in Japan in April 1998.

PrefGel

      PrefGel was originally developed under the name EDTAgel, and received European approval under the name PrepHgelTM (before being changed to PrefGel) in February 1998. A prior version of PrefGel received marketing clearance from the FDA in September 1994, but Biora did not market the product in the United States at that time. Biora subsequently developed a new version of PrefGel and consequently, filed a request for an amended marketing clearance from the FDA for the product prior to its being marketed in the United States (which Biora received in May 1998). The Company began marketing of the product in Europe in the second quarter 1998 and in the United States during the third quarter 1998. PrefGel was not approved in Japan under the current classification. Biora is considering but has not yet decided to submit a new application. PrefGel is meant to replace the strong acids periodontists presently use to clean the root surface during periodontal surgery. Because of its neutral pH, PrefGel does not damage the root surface or surrounding soft tissues, and the Company believes that PrefGel will afford periodontists a greater complement of products for use during invasive oral surgical procedures.

Emdogain Gel

      Emdogain Gel is a stabilized formulation of Emdogain dissolved in the vehicle. Thus, the product can be shipped and stored in a pre-packed ready-to-use applicator. The actual indication is identical to that for Emdogain. Biora believes that Emdogain gel is more simple and user-friendly than Emdogain, enhancing the appeal of the product to practitioners, especially in "first-use" situations. The Company has received approval in Europe to market Emdogain Gel but not yet in the United States. As it has the same contents as Emdogain, Biora does not believe that regulatory authorities will require additional safety studies. Biora has conducted clinical trials in Europe, which were completed in the beginning of 1999. Emdogain Gel has been launched in some markets in Europe in April. Registration documentation is compiled and submitted for the United States in March. Biora is planning start the registration process For Emdogain Gel together with its distributor Seikagaku for the Japanese market as soon approval from FDA is available, probably before the end of 2000.

Emdogain WT

      Emdogain WT involves the use of Emdogain for a new indication--complicated wisdom tooth extractions. Through evolutionary processes jaw bones are becoming smaller, resulting in less room for wisdom teeth. As a consequence, normal eruption of wisdom teeth is hindered and the teeth must often be extracted. Despite successful completion of this complicated form of surgery, periodontal pockets often form on the adjacent surface of the neighboring second molar. Emdogain WT, applied in conjunction with surgical extraction of an impacted wisdom tooth, may eliminate or at least reduce the development of neighboring periodontal pockets. Biora has completed clinical trials for Emdogain WT in Sweden during 1999. Based on the results from the trials in Sweden, the Company has postponed clinical trials in the United States for this indication in order to prioritize research on Emdogain for non-surgical treatment.

Emdogain Recession

      Biora is developing a new indication of Emdogain as a local application to treat receded gums. In many people, gum tissue recedes to expose the root surface of teeth (often on teeth at the front of the mouth). These gum defects, known as "recession defects", many times are caused by gum inflammation or incorrect or excessively hard tooth-brushing. Biora is conducting multi-center clinical trials in Sweden, Belgium, The Netherlands and Germany to determine if the surgical procedure used to cover exposed root surfaces has a better effect when conducted in conjunction with the use of Emdogain. The twelve-month follow-up on these studies is expected to be completed during the second half of 2000. Biora started clinical trials in the United States in 1999 and results are expected in the middle on 2001.

Emdogain Trauma

      Biora is developing a new indication of Emdogain for the regain of tooth attachment in connection with reimplantation of evulsed teeth (i.e., teeth that have been dislodged completely without breaking). Biora received the CE Mark to market Emdogain Trauma in 1995, and started clinical trials in Canada in 1999. The indication will be launched to the European and Canadian markets during an international Trauma convention in Oslo in June 2000.

Emdogain Nonsurgical

      Emdogain was approved in 1999 in the U.S. as an adjunct treatment in mild periodontitis in the area of the front teeth. The American Food and Drug Administration approved Emdogain for use with minimal invasive periodontal surgery. This means that Emdogain can be used in connection with conventional treatment of periodontitis, such as scaling and root planing to treat periodontal intrabony defects in aesthetic zones to optimize tissue height. Biora intends to further document the use of Emdogain in conjunction with different types of manual and mechanical "scaling and root planing". This documentation is expected to be finished for evaluation in the beginning of 2001.

Woundhealing

      When Emdogain was launched in Europe in 1996 the company received reports from periodontists that wounds from oral surgery healed more quickly. Since then, similar observations were reported from all new markets where Emdogain was launched. Subsequently, the study of Emdogain's wound healing effect has become an important pre-clinical project for Biora.

      Biora has shown in cell culture studies that Emdogain-covered surfaces inhibit certain bacteria, especially some of the pathogens behind caries (e.g. Streptococcus mutans) or periodontal disease (e.g.
Actinobacillus actinomycetemcomitans). Another interesting bacteria is Staphylococcus, which is common in e.g. "hospital disease".

      This implies that an Emdogain-treated area is kept free from pathogens, which improves healing without need for prescription of local or general antibiotics. While several of the pathogenic bacteria area are inhibited but not killed in contact with Emdogain, there are other, less harmful bacteria, that are not affected or perhaps even favored. This type of modulating effect on bacteria opens for the possibility to use Emdogain also for other indications.

      The wound healing effect is believed to rest not only with the contact inhibition on bacteria but also with the increased production of favorable growth factors by connective tissue cells. New studies are directed at the interaction between these cells and the epithelial cells, which will cover the wound.

      Biora has submitted several patent applications for the new findings and the first results will be published during this year, in cooperation with the dental schools in Oslo in Norway, Gothenburg in Sweden and Ulm in Germany, and from the dental school ACTA in Amsterdam.

      Continued work with wound healing indications outside the oral cavity is planned to be conducted by Biora's new subsidiary Biora BioEx AB.

      Biora is presently in the early stages of testing the local application of Emdogain to accelerate the postoperative healing process following oral surgery. Pilot studies commenced in Europe in 1997 and clinical trials commenced in Europe in 1998. Clinical trials commenced in 1999 in the United States. Further clinical trials are planned to start in Denmark and Norway during second half of 2000.

      Emdogain has already been tested for safety for application in wounds from surgery, and has been used on more than 170,000 patients since selling began.

Emdogain Endodontic

      Biora is presently developing an Emdogain-based product for use in connection with Endodontics. Following unsuccessful root canal therapy, an endodontic lesion at the tip of the root can develop, which indicates the continued presence of an infection in the root canal that is associated with the destruction of the periodontal ligament and the jaw bone surrounding the root tip. Such lesions may be treated by means of a surgical approach and the Company believes that Emdogain Endodontic could potentially improve the healing process through the regain of lost structures. Pilot studies commenced in Sweden in 1996 and clinical trials started in 2000. Interest has also been shown in the possibility of using Emdogain with conventional root canal filling.

Xerostomia (Dry mouth)

      As a further step in Biora's concentration on diseases in the mouth, Biora has during February 2000 acquired the rights to a new patent-protected pharmaceutical project for treating dry mouth (Xerostomia). A normal flow of saliva plays a decisive role in the health of the mouth, and therefore in the individual's well being. A greatly reduced flow of saliva is accompanied by difficulty in swallowing and causes great discomfort. In addition, dry mouth increases the risk for various diseases in the oral cavity, such as caries and infections in the mucous membrane.

      Just as periodontitis, dry mouth is a very common disease that primarily affects a large number of the older population. Research in Sweden show that dry mouth is estimated to affect approximately 15 percent of 50 year olds and approximately 40 percent of those over 80. Dry mouth is also a common side effect of many medicines and radiation treatment.

      The acquired process is based on local application of a cholinesterase-inhibitor, to stimulate the production of saliva from thousands of small salivary glands in the oral mucous membrane.

      Preliminary clinical studies on healthy volunteers as well as patients with dry mouth have shown good results. The remaining work is to develop a final formulation and clinical studies.

Research and Development Organization and Collaborative Agreements

      Biora's new research laboratory, which was opened in Malmo, Sweden in December 1997, is equipped for biochemistry, molecular biology and cell biology research. As of April 30, 2000, Biora employed ten biochemists, five of whom have completed their doctoral theses. The biochemists at the Malmo facility also conduct studies in close cooperation with the Experimental Laboratory of the University Hospital in Malmo, Sweden, the University of Oslo, Norway, the University of Leeds, U.K. and the University of Ulm, Germany. The research network within oral biology also includes other universities in Europe, U.S.A., Japan and Australia.

      The Company's expenditures on research and development, including expenditures related to clinical trials and costs in connection with product approvals, amounted to SEK 21.6 million ($2.5 million), SEK 37.2 million ($4.4million) and SEK 32.7 million ($3.8million) in 1997, 1998 and 1999, respectively. However, the majority of the Company's research and development activities are conducted in collaboration with third parties.

      Biora's pre-clinical research has historically been performed in close collaboration with research institutions affiliated with the Karolinska Institute in Stockholm, Sweden. The basis for the Company's principal product, Emdogain, was research findings by scientists at the Karolinska Institute, primarily Dr. Hammarstrom. Pursuant to an agreement with COB, Biora has the rights to commercialize the results of all COB research in return for royalties. Dr. Hammarstrom left his position as Director of COB in 1998. Most of the Company's collaboration efforts have been with Dr. Hammarstrom, who currently gives the Company's research organisation support from his position as Director of the Board in the Company. Pre- clinical research cooperation agreements were entered into with the University of Michigan in the United States, the University of Leeds in the United Kingdom, the University of Queensland in Australia and the University of Ulm in Germany.

      In 1996, Biora and COB entered into a cooperation agreement which was to remain in force until December 31, 2001, after which time it is to be automatically renewed for successive one-year periods unless terminated by either party on at least six months' written notice before the end of the relevant calendar year. Pursuant to the agreement, COB granted Biora a first priority right to acquire all technology and products that are developed by COB during the term of the cooperation agreement. The agreement was terminated during 1999.

      Biora submitted a patent application relating to new, positive biological effects of Emdogain- related proteins for woundhealing in February 1998, and supplementary information from pre-clinical studies were added to final application in February 1999 under the woundhealing project and pre-clinical studies have been postponed and are now being planned in the Scandinavian countries (Denmark, Norway and Sweden) in the second half of 2000.

      In December 1997, Biora acquired the patent rights for a new protein patent that formed the basis of the XP20 project from COB. The protein is present during normal tooth development in humans and Biora intends to investigate the potential of this protein for use in dental surgery. Biora also relinquished its rights to a patent for a duo-ceramic implant developed by COB in December 1997. The patent was relinquished to enable the Company to focus greater resources on the expansion of its biology-based products program.

      During 1997, a five-year research collaboration agreement was signed with the University of Gothenburg (Sweden) to be led by Professor Jan Lindhe. Professor Lindhe will direct the early-stage clinical research for new indications of Emdogain, as well as test new products and technologies for the Company. A similar research agreement was entered into with the University of Texas to be led by Professor David Cochran.

      Pre-clinical safety assessments of Biora's products have been performed by contract laboratories in Europe and Japan, as well as by Astra Safety Assessment in Sweden. Kinetic studies, which monitor Emdogain over time, have been performed in collaboration with the University of Lund in Sweden and the Institute of Surface Chemistry in Stockholm. Clinical safety assessments have been performed in close collaboration with the Karolinska Hospital in Stockholm, Sweden. The Company performs chemical development, including protein chemistry and process development, internally. All of the Company's manufacturing and quality control, including the ISO 9000-certified quality system, is performed by Biora's own employees. Although not officially certified under ISO 9000 the company works as if even the R&D were certified.

      The clinical effectiveness and safety of Emdogain have been tested through a program of controlled randomized trials in Sweden and the United States run by Biora and Astra AB ("Astra"), a Swedish pharmaceutical company that participated in the funding of Biora's research and development between 1989 and 1992. In December 1992, Biora, Astra and certain other shareholders of Biora entered into an agreement pursuant to which Astra terminated its commitment to fund the research and development of products relating to Emdogain as well as all licensing agreements which Biora and Astra had previously entered into. As part of the agreement, Astra was granted a royalty through December 31, 2009, of 2.5 percent of commercial income (other than deductions for VAT and customs duties) from the dental application of two patents held by the Company relating to
Emdogain: "binding-inducing composition" and "composition inducing a binding." See "Description of Business--Patents and Proprietary Rights" and "Interest of Management in Certain Transactions."

MARKET OVERVIEW

Periodontitis

      It has been reported by the National Institute of Dental Research that, based on a survey done in 1985-86, approximately 44 percent of employed adults in the United States have some form of periodontal disease. Based on World Health Organization statistics, European countries have similar incidence levels of periodontal disease. According to a 1990 American Dental Association report (the "ADA Report") (the most recent publicly available source of information on the subject), of those Americans suffering from periodontal disease, almost 14 million receive root planing and scaling treatment from private dental practitioners. Although all of the patients treated for periodontal disease undergo root planing and scaling, only a portion of those seeking treatment will undergo periodontal flap surgery. According to the ADA Report, there were approximately two million flap surgeries performed in 1990 in the United States. The Company believes that most of those persons undergoing flap surgery have cases that would call for some sort of adjunctive procedure aimed at repair of tooth attachment, yet only one out of seven actually undergo such treatment. This low rate can be explained by the fact that current additional adjunctive techniques do not adequately address the users' needs, such as ease of use, comfort to the patient, predictability and rapid healing. The Company believes that Emdogain could be used to promote the regain of tooth attachment in substantially all of those cases where the patient would benefit from any adjunctive technique.

      The market for the Company's Emdogain technology for the treatment of defects caused by periodontitis is comprised predominantly of periodontal specialists, who either have their own private practices or clinics or who are associated with universities or dental maintenance organizations. According to the ADA Report, 90% of all flap surgeries carried out in 1990, by private practitioners were performed by periodontists in private practice. Based on industry statistics, there are approximately 4,000 periodontists in the United States. The Company estimates that there are approximately 4,500 periodontal specialists in Europe and approximately 2,000 periodontal specialists in Japan. In addition, a growing number of general dentists are specializing in Periodontology in Europe and Japan.

Wisdom Teeth Extractions

      According to the ADA Report, there are approximately ten million complicated tooth extractions performed annually in the United States. The Company believes that Emdogain WT would be suitable in at least half of such procedures to eliminate or reduce the formation of pockets on teeth adjacent to the extracted wisdom teeth.

      The target market for Emdogain WT, if, and when, the product reaches commercialization, will be comprised primarily of oral surgeons, who either have their own private practices and clinics or who are associated with hospitals. Based on industry statistics, there are approximately 5,000 oral surgeons in the United States.

COMPETITION

      The conventional surgical technique used in patients with advanced periodontal disease is flap surgery, without any adjunctive technique. Several clinical studies have demonstrated that flap surgery alone results in minimal regain of periodontal tissues. In Biora's controlled clinical trials, adult patients with periodontal disease who had lost most of the attachment achieved regain of jaw bone within 16 months of treatment with Emdogain to about two-thirds of normal levels, as compared to unchanged levels for control sites in the same patient (treated with conventional periodontal flap surgery).

      At present, the most widely used adjunctive technique in conjunction with flap surgery is guided tissue regeneration ("GTR"). GTR was introduced about ten years ago with the aim of using a non-resorbable or bioresorbable physical barrier to prevent cells lining the gum tissue from growing into the healing wound after periodontal flap surgery. If a non-resorbable barrier is used, a second surgical procedure is required to remove the barrier at a follow-up visit. GTR barriers have been developed by several companies, the most significant of which is William L. Gore Company. The Company estimates that GTR is used in approximately 10 percent to 15 percent of the flap surgery procedures performed in the United States and Western Europe.

      Bone grafting, which involves the surgical implantation of living or synthetic bone and marrow into the periodontal defect, has been shown in clinical and non-clinical studies to add to the bulk of bone tissue around the affected tooth. However, studies have not demonstrated that grafting results in regain of the cementum and periodontal ligament and certain studies on bone grafting have indicated that cells lining the gum tissue will repopulate the area between the added bone and the root surface, blocking the formation of a new periodontal ligament.

      The Company believes that Emdogain technology has many advantages over existing adjunctive techniques. First, it represents a biology-based approach to the treatment of defects caused by periodontal disease, which provides predictable regain of tooth supporting structures in contrast to existing mechanical treatments. Second, as a gel, Emdogain is significantly easier and more convenient to use than the current technique-sensitive treatments, and can be applied independent of tooth topography. Additionally, the Company believes that patients will prefer Emdogain because it causes less discomfort and has better healing characteristics than existing adjunctive techniques treatments and requires less chair time.

      Certain pharmaceutical companies, such as the Genetic Institute (owned by American Home Products) and Creative Biomolecules (owned by Stryker Corp.), have begun testing the applicability of growth factors and bone morphogenetic proteins to the regain of attachment lost due to periodontal disease. Pre-clinical studies have demonstrated that growth factors and bone morphogenetic proteins may in fact regrow jaw bone. While the testing of growth factors and bone morphogenetic proteins as a proposed regenerative treatment is still in its early phases, they may eventually prove to be commercially viable products that could compete with Emdogain.

      Biora may also compete with companies developing and marketing treatments for periodontitis through the subgingival controlled release delivery of antimicrobial agents. However, the indicated use for antimicrobial agents is as an adjunctive treatment to root planing and scaling, and the Company does not believe such agents will reduce the need for procedures that promote the regain of periodontal tissues.

      The competition on the woundhealing market is large with many of the largest pharmaceutical companies as participants. However, Emdogain is a product that has been tested for safety for application in wounds from surgery, and has been used on more than 170,000 patients since selling began. The first product for wound healing with growth factors began to be marketed in the U.S. in 1998, but the concept of using a matrix protein such as Emdogain has not yet been exploited.

MARKETING

      The primary target markets for Biora's products are periodontists and periodontal specialists. Based on industry statistics, there are approximately 4,000 periodontists in the United States, approximately 4,500 periodontal specialists in Europe and approximately 2,000 periodontal specialists in Japan. Given the relatively small number of periodontal specialists and the need for a highly specialized sales force, Biora intends to market and sell its products primarily through its own marketing and sales organization. An estimated five million operations involving flap surgery are performed worldwide each year (with about 2 million, or 40 percent, of these surgeries being performed in the United States).

      The Company has been selling Emdogain to periodontal specialists in Europe at an average price of approximately Euro 150 per unit for a Multi defect size(sufficient for the treatment of three teeth) and Euro 100 per unit for a Single defect unit. Biora has priced Emdogain at a similar price level in the United States and other markets.

      While Biora believes that Emdogain has considerable potential, the periodontists and periodontal specialists comprising the Company's target market have indicated that they want to see results from their own patients before they are prepared to accept Emdogain as the preferred therapy. Results are usually evaluated between 10 and 12 months after treatment. A number of case studies show that the results continue to improve on average at least until 36 months. Positive results on as much as ten year and eight year data were presented at the Europerio Exhibition in Geneva in June 2000.

Biora.com

      With the launch in June 2000 of Biora.com, Biora has been creating an interactive Internet service. The goal is to create an effective sales and communication channel for existing and new customer groups over the Internet as well as to be able to publish ad distribute marketing material and information electronically. The portal www.biora.com creates a flexible entryway, which enables specialists to register with Biora by creating a personal search profile. Registered specialists can use Biora.com to download clinical information, professional articles regarding Biora's products and information regarding surgical techniques. In addition, patients who are considering having Emdogain used in their surgical procedures can review information regarding those procedures. With Biora.com, Biora's goal is to improve total customer service in a cost-effective way. In addition, with an emphasis on electronic information and eventually electronic commerce, Biora hopes to be able to reach both additional and larger target groups.

Europe

      The Company has established a sales force to cover the Nordic market (Denmark, Finland, Iceland, Norway and Sweden). Biora's Nordic operation, which commenced marketing Emdogain in Sweden in 1996, currently has six employees (of which four are marketing representatives). In Sweden, approximately 90 percent of the approximately 500 specialized clinics in the country that treat advanced periodontitis have purchased Emdogain at least once, approximately 70 percent of which have made repeat purchases. The customer base is now increasing with general dentists performing Emdogain treatment. Biora's market share in Sweden is approximately 5 percent. The current increase in Biora's customer base in Sweden is to a large extent general dental practitioners who perform flap surgery. In all of the Nordic countries, Biora continues to focus its marketing efforts on increasing usage of Emdogain among periodontists and general dentists specializing in Periodontology through participation in specialist conventions, seminars and educational programs together with universities with dental programs.

      Biora also has continued to expand its customer base in the rest of Europe. Biora established two subsidiaries in the fourth quarter of 1995, both of which commenced operations in the first quarter of 1996: Biora GmbH (which had 16 employees by the end of 1999) to conduct marketing and sales activities in Germany, Austria and Switzerland, and Biora Benelux Dental Products B.V. (which had four employees by the end of 1999) to conduct marketing and sales activities in the Benelux countries (Belgium, The Netherlands and Luxembourg). Germany is at present the biggest market for Emdogain in Europe. The number of dentists who perform surgical interventions to treat periodontitis on a more regular basis are about 5,000. Sales in Germany began in 1996, and during 1999 sales in Germany and Austria increased by 16 % compared to 1998. Increase in sales was under expectation, which resulted in a change of management in the German subsidiary. The marketing focus has shifted from simply adding new customers to a more systematic approach on increasing use within the existing customer base.

Biora entered into a new distributor agreement for Poland during 1999.

North America

      Biora conducts sales and marketing operations in the United States through its Chicago, Illinois- based subsidiary, Biora, Inc. Donna Janson, serves as President of the U.S. subsidiary. During 1999, Biora increased the size of its United States operations from 21 to 26 employees.

      The market for the Company's Emdogain technology for periodontal treatment is comprised predominantly of periodontal specialists, who either have their own private practices or clinics or who are associated with universities or dental maintenance organizations. According to the ADA Report, 90 percent of all flap surgeries done in the United States in 1990 by private practitioners were performed by periodontists in private practice.

      Sales increased for the twelve month period ended December 1999 by 89% compare to the same period 1998. Approximately 650 new customers purchased Emdogain for the first time during 1999 bringing the total number of customers to 2,550 at the end of 1999 compared to 1.720 by the end of 1998. The number of customers that have purchased Emdogain more than once totaled 1,250 by year-end 1999. However, Biora's market share in the United States is less than two percent. Biora's penetration of the U.S. market has been hindered by Emdogain receiving less exposure than originally anticipated when it was launched in April 1997, partly as a result of delays in the publication of reviews in industry journals. Biora's sales in the United States increased following publication of the seven articles on Emdogain in The Journal of Clinical Periodontology in September 1997 and the exposure received by Emdogain at the Conference of the AAP in October 1997. Biora has entered into agreements with several U.S. periodontists and several U.S. universities, including the University of Texas, to develop U.S.-based data and test results for Emdogain. Such results generally take from six to 18 months to be developed. During September 1999 AAP meeting in San Antonio, Texas and several American and international specialists reported both new data regarding their own positive clinical experience utilizing Emdogain in periodontal surgery as well as results from clinical trials. The meeting attracted approximately 6,000 periodontists and dentists from around the world. During the year Biora Inc. Conducted 40 educational seminars for dental professionals, during which clinicians shared their experience utilizing Emdogain. During 1999 several articles were published with new clinical data from the U.S. and Europe. In February of 1999 the first book was published about treatment with Emdogain in the U.S. The author, Dr. Tom Wilson, is a leading American periodontist who documents in his book, "Periodontal Regeneration Enhanced", his own experience with different types of procedures.

Japan

      The Company has also entered into certain marketing and distribution arrangements with local or regional partners in other parts of the world. On September 1, 1996, the Company entered into an agreement with Seikagaku Corporation ("Seikagaku") pursuant to which Biora appointed Seikagaku as its exclusive distributor in Japan. The agreement expressly covers the indication of Emdogain relating to the use of the product for the regain of tooth support due to periodontal disease (the "Initial Indication") and also provides that the agreement will be amended to provide analogous terms for future indications for the Japanese market. The agreement also gives Seikagaku a right of first refusal for such market with respect to any other dental product developed by Biora. In addition, in June 1998, Biora and Seikagaku signed a letter of intent to expand the agreement to cover PrefGel, and the launch of PrefGel in Japan is expected for the third quarter of 1999, subject to regulatory approval. Biora received an aggregate of $5 million from Seikagaku through September 1996 for entering into the Emdogain agreement. The agreement provides that Seikagaku may, under certain circumstances, request Biora to refund the $5 million payment in the event the MHW does not approve Emdogain for sale in Japan by June 1999 and grants Seikagaku a security interest in Biora's Japanese patent and trademark rights to secure such potential repayment obligations. Consequently, the $5 million was treated as a liability by Biora through the end of 1997. Biora submitted an application for the registration of Emdogain with the MHW in September 1996, which was approved in January 1998. With approval from the MHW, the amount was recognized as other operating income during the first quarter 1998. Marketing of Emdogain in Japan commenced in April 1998. Under the agreement, Biora shall supply all of Seikagaku's requirements for Emdogain for the Initial Indication at a unit price which is the higher of (i) 35 percent of the reimbursement rate for Emdogain set by the MHW and (ii) 4,000 Japanese yen. Each of Biora and Seikagaku has agreed to use its best efforts to establish a reimbursement rate for Emdogain in Japan of no less than 17,000 Japanese yen. A filing with the MHW for reimbursement was made in March 1998. The price has been set at 26,000 Japanese yen, giving a sales price from Biora to Seikagaku of 9,100 Japanese Yen. Seikagaku is responsible for costs relating to post-marketing studies of Emdogain for its initial indication and for clinical trials to obtain government approval for the sale of Emdogain for additional indications in Japan. In accordance with the agreement Biora and Seikagaku have established a joint steering committee, consisting of two Biora and two Seikagaku representatives, to meet and issue non-binding recommendations relating to the commercialization of Emdogain and other activities in Japan. See "Description of Business--Government Regulation."

      At December 31, 1999 approximately 1,100 periodontists and dentists had bought Emdogain, of which approximately 500had purchased the product more 27 of the 29 dental universities in Japan have begun to use Emdogain in their training in 1999.

Rest of the World

      Biora also began marketing Emdogain in South Africa in June 1997 through a subsidiary, but decided in 1998 to sign a distributor agreement with a well established distributor in the dental industry for that market. At the beginning of 2000, Biora entered into distribution agreements with distributors for the markets Brazil, Colombia, Ecuador, Panama, Peru, Puerto Rico, South Korea, Taiwan and Venezuela. Sales and marketing efforts will start subject to regulatory approvals in each of these markets.

Biora.com

      Electronic information and marketing are growing in importance, even within our market segment. A well-developed "marketplace" would enable Biora to inform new customer groups and patients cost effectively. The first step of upgrading of biora.com was introduced in early June of 2000 in connection with the Europerio 2000 exhibition.

RAW MATERIALS

      Biora purchases raw materials and primary packaging materials from suppliers or subcontractors evaluated and approved by the Company in accordance with the requirements of ISO 9000 regulations. The Company is situated in an agricultural region where the biological raw material, porcine dental tissues, can be obtained from several commercial meat producers. At present, Biora has approved only Sweden's largest commercial meat producer as a supplier for a one year term running from January 2000 through January 2001. The Company plans to enter into contracts with alternative suppliers provided they meet the EU standards for Class III medical devices, in addition to United States and European food regulations. All other raw materials, including chemicals or packaging materials, are purchased as pharmaceutical grades or from suppliers with ISO 9000 certificates. The cost of raw materials accounts for approximately 5 percent of the sales price of Emdogain in European markets. See "Description of Business--Government Regulation."

BUSINESS STRATEGY

      The Company's strategic objective is to use the Company's patented technologies and biological knowledge to develop biology based products primarily for treatment of diseases in the mouth.

      The Company believes that its present lead product, Emdogain, offers its customers a more efficacious, cost-effective and convenient solution to the treatment of defects caused by periodontal disease than existing treatments and thereby serves as an entry vehicle for the Company's other innovative products for the dental therapy market. With the introduction of Emdogain, the Company is in the process of gaining experience in identifying, targeting and selling to its primary market, which is comprised of periodontal specialists. The Company believes that its combination of direct sales force and distributor arrangements will enable it to reach the market with its initial products, and continue to penetrate the market with product upgrades, new products and long-term support. The key elements of the Company's strategy are as follows:

      o A highly qualified, proprietary sales organization. The launch and market introduction of Emdogain for treatment of severe periodontitis has had an obvious scientific emphasis. Biora's overall marketing strategy has been to establish the products with a number of prominent specialists within their respective countries, in order to later reach a broader customer group, including both specialists and general dentists. Biora considers this a correct procedure in order to achieve the support from leading clinicians and opinion leaders which is required to establish a new potential preferred treatment. The focus in marketing is now moving from adding new customers to increase the share of operations that are performed with Emdogain in the clinics that have begun to use the product. An important condition for this strategy is a well-trained and specialized marketing organization. Biora has therefore chosen to establish its own subsidiaries and sales organizations on the most important markets in Europe and North America. In Japan Biora is working with a local partner through cooperation and distribution agreements

      o Enamel matrix proteins- Biora's platform. The emphasis on research and development within Biora continues to be intensive, both in the search for new biologically based methods and to develop Emdogain for use in treatment of other diseases in the mouth. This emphasis during 1999 provided new knowledge that supports marketing efforts for Emdogain and which at the same time gives Biora possibilities to develop a broader commercial platform. The research in enamel matrix proteins, which led to the principal product Emdogain, gives Biora a platform to develop new biology based products to be used both in and outside the mouth. Biora expects that during the year 2000, the company will be able to launch two new indications; treatment of evulsed teeth (trauma) and exposed root surfaces (recession defects). The subsidiary Biora BioEx AB was formed to establish research regarding indications outside the mouth, for example wound healing and local bone formation.

      o Emdogain regenerates a natural tooth attachment. Biora's principal product is Emdogain. The active ingredient is the enamel matrix protein amelogenin and the product has been launched in North America, Europe and Japan for treatment of patients who suffer from severe periodontitis (the precursor to tooth loss). Emdogain provides patients the possibility to regenerate the tooth supporting tissue that the patient lost due to periodontitis in a natural and predictable way.

      Important issues for Biora's future are (1) to increase both penetration and repeat purchase frequency by periodontists in the three important markets North America, Europe and Japan through skilled and continuous marketing (2) to develop products from Biora's platform, enamel matrix proteins in order to give the Company a broader commercial platform; and (3) to increase both the preclinical and the clinical research on other biological products primarily for treatment of diseases of the mouth.

      Although the Company anticipates that revenue from sales of Emdogain and its current cash balances (including the net proceeds from the IPO) will be sufficient to finance the Company's operations and the projected expansion of its operations for the foreseeable future, there can be no assurance that the Company will not require financing or that financing will be available on acceptable terms, or at all.

THIRD PARTY REIMBURSEMENT

      The Company's primary customers for Emdogain are, and for its other products will be, periodontal specialists and oral surgeons. Certain of these customers may seek reimbursement for the Company's products from third-party payers, such as governmental and private health insurance plans, for all or part of the costs associated with the treatment of patients. Reimbursement schemes for the treatment of periodontal disease vary from one country to another, and potential customers in several of the Company's targeted markets may be influenced by the type of third-party payer coverage available for procedures using the Company's products. The Company will consider reimbursement rates when deciding on market approaches and strategies for pricing its products.

      In the United States, as in most major European countries, reimbursement for additional treatments used in conjunction with periodontal flap surgery is generally not available, and most patients, with or without dental insurance, pay the cost of such treatment themselves without assistance from third-party payers. The Company believes that certain third-party payers provide reimbursement at a specified rate for periodontal surgeries, without additional reimbursement if an additional interventive technique, such as Emdogain, is used. In addition, according to a 1995 industry report, less than half of the population of the United States (approximately 95 million people) are covered by dental insurance. Patients who lack dental insurance or who have insurance that puts a set cap on amounts that will be reimbursed for periodontal flap surgery, and therefore must pay the cost of any additional treatment themselves, may elect to forego the use of an additional interventive treatment. However, the Company believes that the relatively low cost of Emdogain treatment as compared to the stand-alone cost of conventional periodontal flap surgery along with the potential benefits offered by Emdogain treatment will largely offset patients' concerns about paying for Emdogain treatment themselves.

      In Japan, the Company expects that sales volume and prices of the Company's products will be more dependent on the availability of reimbursement than in the United States and Europe. Under the terms of Biora's agreement with its distributor in Japan, Seikagaku is responsible for submitting an application for Emdogain to the MHW for approval of a reimbursement rate. The agreement also provides that the price per unit paid by Seikagaku to Biora for Emdogain shall fluctuate based upon the reimbursement price approved by the MHW. There can be no assurance that reimbursement approval will be obtained in Japan in a timely manner, if at all. Failure to receive a reimbursement approval could have the effect of delaying the initial acceptance of the Company's products in Japan. See "Description of Business-- Marketing."

PATENTS AND PROPRIETARY RIGHTS

      The Company's success will depend in part on its ability to obtain patent protection for its products and processes, to preserve its trade secrets and to operate without infringing or violating the proprietary rights of third parties. It is the Company's policy to protect its proprietary technology by, inter alia, filing patent applications. The Company's general procedure is to first file a priority application in Denmark followed by an application under the Patent Corporation Treaty ("PCT") designating all major countries with a significant involvement in the fields of oral health care and bioscience, including the member-nations of the EU, the United States and Japan. Subsequently, the Company files regional European patent applications derived from the PCT application in accordance with the European Patent Convention.

      As of June 1, 2000, the Company had been issued four U.S. patents, two European patents, two Japanese patents and 77 patents in various other countries. In the United States, the duration of patents that were granted prior to June 8, 1995 is the longer of 17 years from the date of issuance or 20 years from the date of filing. The same applies to patents filed before June 8, 1995 and issued on or after June 8, 1995. The duration of patents based on applications, including confirmation applications, filed after June 8, 1995 and issued after such date is 20 years from the date of filing. The duration of patents elsewhere in the world is generally 20 years from the date of filing.

      The Company's current Emdogain related patent portfolio may be divided into five families: the "binding-inducing composition" family, the "composition inducing a binding" family, the "surface etching" family, the XP11 family and the XP20 family. The "binding-inducing composition" family and the "composition inducing a binding" family form the basis for the patent protection of Emdogain.

      The "binding-inducing composition" family relates to a precursor to dental enamel--the so-called enamel matrix. At present, 39 patents in this family have been granted to the Company and two applications are still pending. Patents in this family have been issued in most target markets, including the United States, Canada, Australia and most European countries. The expiration date for this patent in the United States is 2012 and in most European countries is 2007.

      The "composition inducing a binding" family relates to a protein fraction originating from a precursor to dental enamel. At present, 33 patents in this family have been granted to the Company and two applications are still pending. Patents in this family have been issued in most target markets including the United States, Australia and most European countries. The expiration date for the patents in the United States are 2008 and 2009 respectively and in most European countries the expiration date is 2009.

      The "surface etching" family relates to tooth-root conditioning with PrefGel. The Company has been granted four patents in this family including one in the U.S. The Company's application under the PCT with respect to this family has received a positive international preliminary examination report and has entered the national phase in Canada, Japan and several European countries, and in the regional phase at the EPO.

      Under the XP11 project, Biora submitted a patent application relating to new, positive biological effects of Emdogain-related proteins for woundhealing in February 1998, and supplementary information from pre-clinical studies were added to final application in February 1999. In March 1999, two priority applications were filed relating to the use of Emdogain-related proteins for other areas. In December, 1997, Biora acquired the patent rights for a new protein that formed the basis of the XP20 project from COB. The protein is present during normal tooth development in humans and Biora intends to investigate the potential of these protein combinations for use in dental surgery. No patents have been issued yet on these applications. Biora relinquished its rights to a patent for a duo-ceramic implant developed by COB in December, 1997. The patent was relinquished to enable the Company to focus greater resources on the expansion of its core biology-based products program.

      In January 1989, Biora transferred all of its rights, including patent rights, relating to Emdogain technology (the "Assigned Property"), to its wholly owned Dutch subsidiary, Bioventures BV ("Bioventures"). Bioventures subsequently transferred the Assigned Property to Bioventures NV ("BNV"), a wholly owned Netherlands Antilles subsidiary of Bioventures. Pursuant to the transfer, Biora retained the exclusive right to manufacture all products developed with the use of Emdogain technology and any future developments thereof and, in consideration for the transfer, Bioventures agreed to pay Biora a royalty on payments received from third parties with respect to the licensing, use or transfer of the Assigned Property. This royalty obligation expired in December 1995. Bioventures maintained the exclusive license to market and distribute products developed with the use of Emdogain technology in return for a royalty to be paid to BNV. Bioventures liquidated BNV in 1997 and the Assigned Property was transferred back to Bioventures. Starting 1998 Biora and Bioventures have entered into a royalty agreement, giving Bioventures a 7.5 percent royalty on all external sales of Emdogain for the treatment of periodontal disease up to December 31, 2009.

GOVERNMENT REGULATION

      All products currently manufactured and marketed by Biora are subject to regulation by the FDA in the United States, by authorized bodies under EU Directive 93/42/EEC (the Medical Device Directive ("MDD")) in the EU, by the MHW in Japan, and by other regulatory authorities throughout the world. In addition, all of the products currently under development will require regulatory approvals from these authorities prior to marketing. Regardless of the regulatory classifications assigned to Biora's products, all human therapeutic products are subject to rigorous testing. The process of obtaining clearance or approvals from the FDA and other regulatory authorities can be costly, time consuming and subject to unanticipated delays. Except for Emdogain, which has been approved in the United States, the EU and Japan; and PrefGel, which has received an amended marketing clearance in the United States and approval in Europe, there can be no assurance that the FDA, the EU regulatory authorities, the MHW and other authorities will approve any of Biora's products for marketing or, if they are approved, that they will be approved on a timely basis, the failure of which could have a material adverse effect upon the Company's business, financial condition, prospects and results of operations.

United States

      The FDA has regulated medical devices since 1976, when the Medical Devices Amendments to the Food, Drug and Cosmetic Act ("FDCA") were enacted. Under the FDCA, the FDA regulates the clinical testing, manufacture, labeling, packaging, marketing, distribution and record keeping for medical devices in order to ensure that medical devices distributed in the United States are safe and effective for their intended use. Noncompliance with applicable requirements can result in civil penalties, including product recalls, injunctions or product seizure, an inability to import products into the United States, refusal to approve or clear product approval applications, the withdrawal of previously approved product applications and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by the Company.

      The Company's two products approved for commercial distribution, Emdogain and PrefGel, are registered as medical devices under the FDCA and FDA regulations. The primary department within the FDA responsible for the pre-market review of medical devices is the Office of Device Evaluation (the "ODE"), within the Center for Devices and Radiological Health. Dental devices are reviewed by the Dental Devices Branch within the ODE.

      The FDCA provides that, unless exempted by regulations, devices may not be commercially distributed in the United States unless they have been approved or cleared by the FDA. The regulatory requirements for the approval or clearance of a device vary according to the type of product and the degree of risk associated with it. One avenue for clearance is through the 510(k) pre-market clearance process in which devices are evaluated according to their substantial equivalence to devices marketed prior to the legislative enactment date of the Medical Devices Amendments to the FDCA in 1976 in terms of materials, indication statements and labeling claims. A 510(k) notification must contain information to support a claim of substantial equivalence, which may include laboratory test results or the results of clinical studies of the device in humans. Commercial distribution of a device for which a 510(k) clearance is required can begin only after the FDA issues an order finding the device to be "substantially equivalent" to a predicate device. Many devices specifically intended to treat periodontal diseases, including GTR barriers, have progressed through the 510(k) process based on their substantial equivalence to the predicated devices. This regulatory approach was also successfully used for the Company's PrefGel, which is now cleared for marketing in the United States.

      New devices that incorporate technologies that are not substantially equivalent to predicate devices require that a pre-market approval ("PMA") application be filed with the FDA and that the device's safety and effectiveness must be established on its own without reference to any previously approved products. The first step in the PMA approval process is the submission to the FDA of the results of pre-clinical laboratory and animal studies. A device that poses a significant risk to human patients must undergo clinical evaluation under an investigational device exemption ("IDE") that is granted by the FDA to permit testing of the device in a limited number of humans in clinical trials conducted at a restricted group of clinical sites. Results from clinical trials are presented to the FDA in a PMA application. In addition to the results of clinical investigations, the applicant must submit other information relevant to the safety and effectiveness of the device, including the results of non-clinical trials, a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing and proposed labeling. Such submissions are extremely detailed and complex, often involving thousands of pages. The FDA staff then reviews the submitted application and determines whether or not to accept the application for filing.

      Once the submission is accepted for filing, the FDA begins an in-depth review of the PMA application. Based upon industry and FDA publications, the Company believes that an FDA review of a PMA application generally takes one to three years from the date the PMA application is accepted for filing, but may take significantly longer. The PMA process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

      Emdogain was approved through a PMA application in September 1996. The PMA route is also intended to be used for Biora's products under development which incorporate essentially the same composition as Emdogain. PMA applications for new products such as Emdogain Gel, Emdogain WT, Emdogain Endodontic and Emdogain Woundhealing will be filed as amended versions of the original PMA application for Emdogain which, the Company believes, will reduce the review time by the FDA.

      Any devices manufactured or distributed by the Company pursuant to FDA clearance or approvals are subject to pervasive and continuing regulation by the FDA and certain state agencies, including record keeping requirements and reporting of adverse experiences with the use of the device.

      Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. FDA enforcement policy strictly prohibits the marketing of FDA cleared or approved medical devices for unapproved or "off-label" uses. The Company also is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon the Company's business, financial condition, prospects and results of operations.

      The Company received an amended marketing clearance to market PrefGel in the United States in May 1998.

      The FDA approved Emdogain, for use as an adjunct to a minimally invasive surgical technique(previously referred to as Emdogain non surgical). This indicates that Emdogain can be utilized in conjunction with scaling and root planing for the treatment of periodontal intrabony defects. The approval is for teeth in the "aesthetic zones".

Europe

      In order for a medical device to be marketed in the EU and the EEA, it must receive a CE Mark. The CE Mark is a symbol of adherence to quality assurance standards and compliance with the EU's MDD.

      In order to obtain a CE Mark, a product must be manufactured, analyzed and marketed in accordance with ISO 9000 standards and the specific European standards (EN 46000) applicable to medical devices. The ISO 9000 standards, which are published by the International Organization for Standardization based in Geneva, Switzerland, and have been adopted by the EU, comprise standards that provide quality management guidance and quality assurance requirements for manufacturers and service providers. In addition, a product must meet the Essential Requirements as defined under the MDD relating to safety and performance, and the Company must successfully undergo verification of its regulatory compliance ("conformity assessment") by a "Notified Body" selected by the Company. There are several European regulatory bodies in EU member countries whose determinations are accepted for regulatory approval purposes in all 18 countries of the EEA and Switzerland and are designated as Notified Bodies. The nature of any Notified Body's assessment will depend on the regulatory class of the product. Depending on classification, the clinical data will have to provide evidence that the product meets the performance specifications claimed and sufficient evidence of adequate safety assessment and that the benefits to the patients outweigh the risks associated with the product. The Company will be subject to continued supervision by the Notified Body and will have to report any serious adverse incidents to the appropriate authorities. The Company will also have to comply with additional national requirements that are beyond the scope of the MDD.

      Biora received a CE Mark for Emdogain in 1995 from the British Standards Institution ("BSI"), a Notified Body. The latest continuing assessment by BSI was performed, without any nonconforming results, in February 2000. Biora expects to continue to comply with the CE Mark requirements. Failure to do so would mean that the Company would be unable to sell its products in the EEA, which could have a material adverse effect upon the Company's business, financial condition, prospects and results of operations.

      The Company received the CE Mark for PrefGel in February 1998.

      The Company received approval for Emdogain Gel from BSI, a notified body, in February 2000.

Japan

      Japan has medical device regulations similar to those of the EU and the United States. Biora received the approval to market Emdogain in Japan as a medical device in January 1998. Biora's Japanese distributor has agreed to defray certain expenses relating to any post-marketing studies that may be required by the MHW, the notified body for Japan..

Rest of the World

      Biora expects that many authorities throughout the world will regulate Emdogain as a medical device, and that these authorities will acknowledge the precedential value of approvals already received in places such as the United States, Europe and Japan. An exception is the Republic of South Africa, where Emdogain is regulated as a dental pharmaceutical.

      The progress of harmonization efforts between the United States, the EU and Japan in terms of tripartite International Conference on Harmonization guidelines are expected to have beneficial consequences for acceptance of foreign clinical trials and of inspections by foreign regulatory authorities.

PRODUCT LIABILITY INSURANCE

      The testing, marketing and sale of the Company's products involve an inherent risk of product liability claims. The Company has product liability insurance that covers all of its products. The Company currently maintains product liability insurance providing worldwide coverage against liabilities in connection with the manufacture and marketing of oral health care products in the amount of SEK 50 million per incident and SEK 100 million on an annual aggregate basis. The Company believes that its product liability insurance is adequate for its current operations. The above insurance includes also a worldwide cover in connection with clinical trials. There can be no assurance that the coverage limits of the Company's insurance will be sufficient to offset potential claims or that potential claims will not arise which are not covered by the Company's existing policies. Product liability insurance is expensive and difficult to procure and may not be available in the future on acceptable terms or in sufficient amounts, if available at all. A successful claim against the Company in excess of its insurance coverage or with respect to which the Company lacks coverage could have a material adverse effect upon the Company's business, financial condition, prospects and results of operations.

EMPLOYEES

      As of March 31, 2000, the Company had 84 full-time employees, including seven in administration and finance, 55 in marketing and sales, twelve in research and development and ten in manufacturing and quality assurance. As is standard in Sweden, many of the Company's employees are members of trade unions. The significant majority of the Biora employees in Sweden are party to or effected by collective bargaining agreements. Biora pays certain health and welfare charges, known as social costs, for its employees. The Company has never experienced a work stoppage and believes its employee relations to be good.

      The Company's future success will depend on its ability to attract, train, retain and motivate highly qualified employees. The Company is particularly reliant for its continued success on the services of several key employees.

ITEM 2.   DESCRIPTION OF PROPERTY

      The Company's executive offices and development, manufacturing and testing operations are located in Malmo, Sweden under a lease expiring on September 30, 2001. The lease is renewable for successive two year terms unless terminated by either party at least twelve months before the expiration of the lease term. Under the terms of the lease, the total annual rent is currently approximately SEK 2.9 million ($0.3 million), which may be adjusted upwards based upon certain increases in the Swedish consumer price index. The manufacturing facilities cover an area of approximately 600 square meters and during 1997 the production capacity has been increased from 200,000 to 400,000 units of Emdogain. After converting completely to the manufacturing process for Emdogain Gel the capacity increase to at least 600,000 units. The Company is currently investigating the possibility of expanding the production capacity further in its current manufacturing facility. Plans also exist to build an additional production facility at an estimated cost of SEK 30 million ($3.5 million) to increase annual production capacity to one million units but this expansion is not contemplated in the short term.

      The manufacturing process of the newly formulated Emdogain Gel includes out-sourcing of the filling of the syringes at Statens Serum Institut (SSI) in Copenhagen, Denmark.

      The Company has out-sourced the manufacturing and packaging of PrefGel to Miwana AB, which is located in Gallivare, Sweden. Miwana AB are in receipt of the ISO 9002 and EN 46002 certifications for their facilities since October 1998. Biora expects that Miwana AB will be able to meet Biora's production requirements for PrefGel for the foreseeable future.

      Biora's production facilities generally are subject to health and quality standards set by the various governmental authorities that regulate its products, and to inspection and monitoring by such authorities. Among the conditions for FDA approval of a medical device is the requirement that the manufacturer's quality control and manufacturing procedures conform to Good Manufacturing Practices ("GMP"), which must be followed at all times. GMP regulations impose certain procedural and documentation requirements upon a company with respect to manufacturing and quality assurance activities. In 1994, the FDA inspected Biora's plant and confirmed that the Company's quality control and manufacturing procedures conformed to GMP. GMP controls every phase of production from the receipt of raw materials to the labeling of the finished product, and follow-up and reporting of complaint information. At a recent FDA-inspection (March 1997) the new Quality System Requirement (QSR) was also applied, and no written comments were received. For an approval under the EU's MDD, the Company's quality system must comply with ISO 9000 and EN 46000 requirements (the latter are European standards specific for medical devices), which are broader than the GMP regulations. Biora obtained certification in compliance with ISO 9002 and EN 46002 in 1995 and is audited annually by BSI. As part of the ongoing review by the Japanese authorities, an inspection was performed in February 1997. In complying with standards set forth in the GMP and ISO regulations, as well as in other applicable regulations, the Company will be required to continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance. See "Description of Business- -Government Regulation."

ITEM 3.   LEGAL PROCEEDINGS

      From time to time, the Company may become involved in legal proceedings arising out of the ordinary course of its business. The Company is not aware of any pending or threatened legal proceedings to which the Company is a party or to which the property of the Company is subject.

ITEM 4.   CONTROL OF THE REGISTRANT

      The Company has been informed that The Swedish 6th Pension Fund owns
22.2 percent and Euroventures Nordica owns of 19.2 percent of the outstanding Ordinary Shares. The Company does not believe that it is directly or indirectly controlled by the Swedish 6th Pension Fund, Euroventures Nordica or by any other corporation or by any foreign government as of June 15, 2000.

      The following table sets forth certain information regarding the beneficial ownership of the Ordinary Shares known by the Company as of March 22, 2000. The Company believes, based on information furnished by such owners, that, except as otherwise indicated, the owners listed below have sole investment and voting power with respect to such shares.

                                      NUMBER OF
                                      ORDINARY        PERCENT
PRINCIPAL SHAREHOLDERS:             SHARES OWNED     OF CLASS

Swedish 6th Pension Fund              4,715,940        21.5
Euroventures Nordica I BV(1)          4,074,140        18.5
Pioneering                            2,120,380         9.7
Mercury                               2,038,133         9.3
Lars Hammarstrom and family             815,900         3.7
Messieurs Pictet & Cie                  250,420         1.1
Reabone Life Science                    250,000         1.1
Warburg Pincus                          225,000         1.0
All directors and officers as
a group (fourteen persons)            1,386,670(2)      6.3

(1) Euroventures Nordica is a venture capital fund managed by Quintus Management Ltd. ("Quintus") The board of management of Euroventures Nordica has the power to vote and dispose of the 4,074,140 Ordinary Shares held by Euroventures Nordica.

(2) Includes (i) 815,900 Ordinary Shares beneficially held by Lars Hammarstrom (ii) 560,000 Ordinary Shares issuable upon exercise of warrants subscribed for pursuant to the Key Employee Incentive Plan (as defined herein) and (iii) 200,000 Ordinary Shares issuable upon exercise of warrants subscribed for pursuant to the Warrant Program (as defined herein). See "Options to Purchase Securities from Registrant's Key Employee Incentive Plan" and "Options to Purchase Securities from Registrant's Warrant Program."

      The Company does not know of any arrangements that might result in a change of control.

      As of June 15, 2000, the Company had 21,203,800 Ordinary Shares outstanding.

ITEM 5.   NATURE OF TRADING MARKET

      The principal non-United States trading market for Biora's Ordinary Shares is the Stockholm Stock Exchange. American Depositary Shares ("ADSs"), each representing two Ordinary Shares, are quoted on the Nasdaq National Market under the symbol "BIORY". The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by The Bank of New York, as depositary (the "Depositary"). The Depositary has advised Biora that as of April 30, 2000, there were 349,326 ADSs outstanding. Additionally, the Depositary has advised Biora that as of April 30, 2000, there were 10 holders of record. A significant number of the ADSs are held of record by broker nominees. The number of beneficial owners is unknown but is considered to be materially higher than the 10 record holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 3.3 percent of Biora's outstanding Ordinary Shares.

TRADING ON THE STOCKHOLM STOCK EXCHANGE

      Shares traded on the Stockholm Stock Exchange (the "SSE") comprise shares quoted on three different lists; the "A-list," the "OTC-list" and the "O-list," the latter being primarily intended for smaller companies, companies with a short track record and companies wishing to be listed on the A-list in the future but which temporarily do not satisfy the requirements for such listing. Biora's Ordinary Shares are listed on the O-list. The requirements for a listing on the O-list, are, inter alia, at least 300 shareholders, each of whom holds shares of a value not less than one round lot (approximately SEK 9,000) and an ownership structure under which at least ten percent of the shares and voting rights of the company are held by the general public.

      Trading on the SSE is conducted on behalf of clients by banks and brokers. While banks and brokers are permitted to act as principal in trading both on and off the SSE, they generally engage in transactions as agent. There are no market maker or specialist systems on the SSE.

      Trading on the SSE begins each morning at 9:00 a.m. (Stockholm time) at an opening price determined by the Stockholm Automated Exchange System ("SAX"), a computerized order-matching system, based on orders entered by SSE members, and continues at prices based on market demand until 5:30 p.m. (Stockholm time). Buy and sell orders are registered on the system in round lots, typically of 100, 200 or 500 shares, and odd lots are matched separately at the last price for round lots.

      The SSE is a fully electronic marketplace. Member firms of the SSE are able to operate from an optional geographic location via advanced data communications. The brokers' representatives are able to trade via work stations that have been developed by the SSE or via their own electronic data processing systems which are linked to SAX.

      In addition to official trading on the SSE, there is also trading off the SSE during and after official trading hours. Trades in excess of 20 round lots can be effected off the SSE if the transaction price lies within the spread then appearing on SAX, and trades in excess of 500 round lots (for shares on the "Most Traded Shares" list of the SSE) or 250 round lots (for all other shares) may, however, be effected off the SSE without regard to such spread. Trades after official SSE trading hours must normally be effected at a transaction price that lies within the spread appearing on SAX at the time of the closing. If there are no orders in SAX at such time, the trade may be effected at a price that otherwise reflects the market situation at such time. If the market situation changes after the closing of SAX, trades may be effected outside the spread, provided that it can be shown that the transaction price reflected the market situation prevailing at the time of the trade. Trading on the SSE tends to involve a higher percentage of retail clients, while trading off the SSE whether through intermediaries or directly often involves larger Swedish institutions, banks arbitrating between the Swedish market and foreign markets, and foreign buyers and sellers purchasing shares from or selling shares to Swedish institutions.

      The table below sets forth, for the periods indicated, the high and low sales prices for the Ordinary Shares on the SSE, as reported by the SSE.

                                               PRICE PER ORDINARY SHARE
                                                                    QUARTER'S
                                               HIGH       LOW       CLOSE
CALENDAR PERIOD                                SEK
1997
First Quarter (from February 10, 1997)         91.0       66.0      79.5
Second Quarter                                 79.5       67.5      72.0
Third Quarter                                  76.0       63.0      71.0
Fourth Quarter                                 85.0       67.0      82.0
1998
First Quarter                                  106.0      74.0      102.0
Second Quarter                                 145.0      99.0      105.0
Third Quarter                                  119.0      70.0      80.0
Fourth Quarter                                 76.0       46.0      54.5
1999
First Quarter                                  69.5       48.0      57.5
Second Quarter                                 58.0       48.5      51.5
Third Quarter                                  50.0       25.1      41.5
Fourth Quarter                                 48.0       29.1      43.4
2000
First Quarter                                  86.0       35.0      67.0
Second Quarter (through May 18, 2000)          69.0       41.0      41.5


      The average daily volumes of Ordinary Shares traded in the SSE from January 1, 1999 through May 10, 2000 was 96,409 based on total turnover statistics (supplied by the Stockholm Stock Exchange).

TRADING ON THE NASDAQ NATIONAL MARKET

      The table below sets forth for the periods indicated the high and low sales prices quoted for the ADSs on the Nasdaq National Market:

                                             PRICE PER ADS
                                                                     QUARTER'S
                                             HIGH        LOW         CLOSE
                                             US$
CALENDAR PERIOD
1997
First Quarter (from February 4, 1997)        22.875      17.750      20.000
Second Quarter                               20.875      17.750      17.875
Third Quarter                                19.000      16.250      18.750
Fourth Quarter                               21.750      18.375      20.750
1998
First Quarter                                26.500      18.375      25.000
Second Quarter (through May 29, 1998)        36.125      24.750      26.250
Third Quarter                                30.625      17.250      20.875
Fourth Quarter                               20.250      10.625      13.000
1999
First Quarter                                19.000      11.500      13.130
Second Quarter                               14.00       7.88        8.00
Third Quarter                                12.13       6.5         10.00
Fourth Quarter                               11.75       7.00        9.00
2000
First Quarter                                36.42       7.63        14.75
Second Quarter (through April 30, 2000)      16.00       10.25       10.25


      The average daily volumes of ADS from January 1, 1999 through May 31, 2000 was 8,264.

      The Depositary for the Company's ADSs has advised the Company that as of May 31, 2000, there were 349,326 ADSs outstanding. Additionally, the Depositary has advised the Company that as of March 31, 2000, there were 10 holders of record. A significant number of the ADSs are held of record by broker nominees. The number of beneficial owners is unknown but is considered to be materially higher than the 10 record holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 3.3 percent of the Company's outstanding Ordinary Shares.

ITEM 6.   LIMITATIONS AFFECTING SECURITY HOLDERS

      In order to be entitled to attend and vote at a general meeting of shareholders, a shareholder must be registered in the register of shareholders ten days prior to the date of the meeting. The Articles of Association provide that the shareholder must give notice to Biora of the intention to attend the meeting not later than the date specified in the notice convening the meeting (a date not earlier than the fifth weekday - including Saturday - preceding the meeting). A shareholder may attend and vote at the meeting in person or by proxy. A person designated on the register as a nominee (including the depositary of the ADRs) is not entitled to vote at a general meeting, nor is a beneficial owner whose share is registered in the name of a nominee (including the depositary of the ADRs) unless the beneficial owner first arranges to have such owner's own name entered in the register of shareholders. At any general meeting, each shareholder may cast the full number of votes represented by such holder's shares.

      There are no Swedish governmental laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends or other payments to non-residents of Sweden who hold Biora shares. There have been no limitations imposed by Swedish law or Biora's Articles of Association on the right of non-residents of Sweden or non-citizens of Sweden to hold or vote Biora shares.

ITEM 7.   TAXATION

      The following general discussion sets forth the material Swedish and United States federal income tax consequences that are applicable to holders of ADSs or Ordinary Shares who hold such ADSs or Ordinary Shares as capital assets ("U.S. Holders"): (i) individuals who are citizens or residents of the United States for U.S. federal income tax purposes; (ii) corporations created or organized in or under the laws of the United States or any political subdivision thereof; (iii) estates the income of which is includible in gross income for United States federal income tax purposes regardless of source; and (iv) trusts if a court within the United States is able to exercise primary supervision over the administration of the trusts and one or more U.S. persons have the authority to control all substantial decisions of the trusts. This discussion does not consider (a) all aspects of United States federal income taxation that may be relevant to particular U.S. Holders based on their particular circumstances (including potential application of the alternative minimum tax), (b) certain U.S. Holders subject to special treatment under the United States federal income tax laws or foreign individuals or entities, for example, an investor subject to special tax rules (e.g., partnerships, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, expatriates, tax-exempt investors or holders whose functional currency is not the U.S. dollar) (c) U.S. Holders owning directly or by attribution 10 percent or more of the Ordinary Shares, or (d) any aspect of United States federal estate or gift taxation or of state, local or tax laws of a country other than the United States or Sweden.

      The statements of Swedish and United States federal income tax laws set forth below are based on the laws in force as of the date of this Annual Report, including the United States Internal Revenue Code (the "Code") and the conventions presently in force between the United States and Sweden for the avoidance of double taxation with respect to income taxes (the "Income Tax Treaty") and with respect to estate, inheritance and gift taxes (the "Estate Tax Treaty"), and may be subject to subsequent changes in U.S. or Swedish law or in any of the conventions. In addition, the following discussion assumes that the Depositary will perform its obligations in accordance with the terms of the Deposit Agreement and any related agreements.

      In general, for purposes of the Code, the Income Tax Treaty and the Estate Tax Treaty, a U.S. Holder of ADSs will be treated as the owner of the Ordinary Shares represented by those ADSs.

SWEDISH TAXATION

Taxation of Dividends

      In general, under Swedish tax law, dividends paid by a Swedish corporation such as the Company to non-residents of Sweden are subject to Swedish withholding tax at a rate of 30 percent. Pursuant to the Income Tax Treaty, however, dividends paid by the Company to a U.S. Holder will generally be subject to Swedish withholding tax at a reduced rate of 15 percent, provided that the U.S. Holder is a resident of the U.S. pursuant to the Income Tax Treaty and does not have a permanent establishment or a fixed base in Sweden. U.S. Holders of ADSs or Ordinary Shares may be required to provide documentary evidence that such holder is entitled to the reduced 15 percent withholding tax rate under the Income Tax Treaty. The Depositary or the Custodians will, to the extent practicable, facilitate all administrative actions necessary to obtain the reduced 15 percent Swedish withholding tax rate at source or obtain refunds of Swedish withholding taxes for U.S. Holders of ADSs.

Tax on Sale or Other Disposition of Ordinary Shares or ADSs

      In general, under Swedish tax law, a U.S. Holder will not be subject to Swedish tax on any gains derived from the sale or other disposition of Ordinary Shares or ADSs, provided that the U.S. Holder is not a resident of Sweden and does not have a permanent establishment or a fixed base in Sweden. Special rules may, however, apply to individuals who have been residents of Sweden at any time within the ten-year period immediately preceding such sale or other disposition.

Estate and Gift Taxes

      Under Swedish tax law, a transfer of an Ordinary Share or an ADS by gift or by reason of the death of the owner may be subject to Swedish gift or inheritance tax, respectively, with the applicable progressive rates varying from 10 percent to 30 percent of the taxable amount (determined after certain deductions), depending on the relationship of the donee or beneficiary to the donor or decedent. Transfers of Ordinary Shares or ADSs will be subject to Swedish inheritance tax if the decedent at the time of death is a resident in Sweden or, if not resident in Sweden, is a Swedish citizen or is married to a Swedish citizen and has emigrated from Sweden within ten years prior to death. Transfers of Ordinary Shares or ADSs will also be subject to gift tax if, at the time of gift, the donor or donee is resident in Sweden or, if not resident in Sweden, is a Swedish citizen or is married to a Swedish citizen and has emigrated from Sweden within ten years prior to the gift. Gifts of Ordinary Shares or ADSs made by or to Swedish legal entities are also subject to gift tax.

      Under the Estate Tax Treaty, the transfer of an Ordinary Share or an ADS by an individual U.S. Holder, by gift or by reason of the death of such holder, will not be subject to Swedish gift or inheritance tax, provided that the U.S. Holder is domiciled in the U.S. pursuant to the Estate Tax Treaty and the Ordinary Share or ADS does not form part of the business property of a permanent establishment in Sweden or pertain to a fixed base in Sweden used for the performance of independent personal services. In cases where such a transfer is subject to both Swedish inheritance or gift tax and U.S. estate or gift tax, the Estate Tax Treaty generally provides that the United States will allow as a credit against the U.S. tax an amount equal to the tax paid to Sweden.

Transfer and Net Wealth Taxes

      Currently there are no Swedish transfer taxes or similar taxes imposed on sales of Ordinary Shares.

      A U.S. Holder who is not an individual is not subject to Swedish net wealth tax. A U.S. holder who is an individual, and who is not resident in Sweden at the end of the taxable year is not subject to Swedish net wealth tax, with respect to its Ordinary Shares or ADSs.

UNITED STATES TAXATION

Taxation of Dividends

      Distributions made by the Company (other than certain pro rata distributions of Ordinary Shares or Ordinary Share rights) with respect to the Ordinary Shares or ADSs (including the amount of any Swedish taxes withheld therefrom) will generally be includible in the gross income of a U.S. Holder as foreign source dividend income to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of the Company's current and accumulated earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in its Ordinary Shares or ADSs to the extent thereof, and, to the extent in excess of such tax basis, will be treated as capital gain from the sale or exchange of property. The amount of any cash distribution paid in Swedish kronor will be equal to the U.S. dollar value of the kronor on the date of receipt (which, in the case of ADSs, will be the date of receipt by the Depositary) regardless of whether the payment is in fact converted into U.S. dollars at that time. After such date of receipt, gain or loss, if any, realized by a U.S. Holder on a sale or other disposition of kronor will generally be treated as United States source ordinary income or loss. Distributions by the Company will not qualify for the dividends-received deduction available to corporations.

      Subject to certain limitations, the 15 percent Swedish tax withheld in accordance with the Income Tax Treaty will be eligible for credit against a U.S. Holder's United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid with respect to Ordinary Shares or ADSs will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income." Because the rules relating to the determination of such foreign tax credits are complex, a U.S. Holder should consult his tax advisor to determine whether and to what extent he would be entitled to a credit. A U.S. Holder that does not elect to claim a foreign tax credit may instead claim a deduction for Swedish income tax withheld if the U.S. Holder takes this approach with respect to all foreign income taxes paid during that tax year.

Disposition of ADSs or Ordinary Shares

      A U.S. Holder that sells or otherwise disposes of ADSs or Ordinary Shares (including as a result of a sale of Ordinary Shares by the Depositary) will generally recognize gain or loss in an amount equal to the difference between the amount realized by the U.S. Holder and the U.S. Holder's tax basis in the ADSs or Ordinary Shares. Such gain or loss will be a capital gain or loss and will be long-term if the U.S. Holder has held such ADSs or Ordinary Shares for more than one year. Long-term capital gains of individuals are eligible for reduced rates of U.S. taxation. Under most circumstances, any gain recognized will be treated as United States-source for foreign tax credit purposes, losses will generally be allocated against U.S. source income.

Passive Foreign Investment Company Considerations

      For United States federal income tax purposes, the Company will be considered a "passive foreign investment company" (a "PFIC") beginning in any taxable year in which either (i) 75 percent or more of the Company's gross income is passive income or (ii) the average value of the Company's "passive assets" (generally assets that produce passive income or are held for the production of passive income) is 50 percent or more of the average value of all of the Company's assets for such year. For this purpose, passive income includes dividends, interest, certain royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.

      Based on the Company's current and projected income, assets and activities, the Company believes that it will not be classified as a PFIC for its taxable year ending December 31, 1999 or any subsequent taxable year. However, there can be no assurances that the Company will not in fact be considered a PFIC for its taxable year ending December 31, 1999 or any subsequent taxable year because (i) the determination of whether or not the Company is a PFIC will be based on the composition of the income and assets of the Company and can be definitively made only after the end of each taxable year, and (ii) the application of the relevant rules is not entirely clear in all respects.

      Unless a U.S. Holder makes a mark-to-market election as discussed below, if the Company becomes a PFIC for any taxable year, then (i) a U.S. Holder would be required to allocate income recognized upon receiving certain excess dividends and gain recognized upon the disposition of such U.S. Holder's ADSs or Ordinary Shares ratably over the U.S. Holder's holding period for the ADSs or Ordinary Shares, (ii) the amount allocated to each year other than the year of the excess dividend payment or disposition would be subject to tax at the highest rate of individual or corporate tax, as the case may be, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such year, and (iii) gain recognized upon the disposition of ADSs or Ordinary Shares would be taxable as ordinary income.

      If the Company becomes a PFIC for any taxable year and a U.S. Holder makes a mark-to-market election with respect to its ADSs or Ordinary Shares, in lieu of the tax treatment described in the preceding paragraph, the U.S. Holder generally will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Ordinary Shares as of the close of the taxable year over the U.S. Holder's adjusted tax basis therein. In the event that the U.S. Holder's adjusted tax basis in the ADSs or Ordinary Shares exceeds their fair market value at the close of the taxable year, the U.S. Holder may take a deduction in an amount equal to such excess. Such deduction, however, will be limited to the net mark-to-market gains that the U.S. Holder has included in income with respect to such ADSs or Ordinary Shares in prior years. A U.S. Holder's adjusted tax basis in its ADSs or Ordinary Shares will be adjusted to reflect amounts included or deducted under this election.

      Amounts included in income pursuant to a mark-to-market election, including gain on the actual sale or other disposition of ADSs or Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or Ordinary Shares, including any loss realized on the actual sale or other disposition of such ADSs or Ordinary Shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income with respect to such ADSs or Ordinary Shares.

Information Reporting and Backup Withholding

      Dividend payments in respect of the Ordinary Shares or ADSs and payments from the sale of Ordinary Shares may be subject to information reporting to the United States Internal Revenue Service and possibly United States backup withholding tax at a 31 percent rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification) and other holders will provide such certification on Form W-8 (Certificate of Foreign Status). The Treasury Department has issued new regulations which make some modification to the withholding and information reporting rules. The new regulations attempt to unify certifications requirements and modify reliance standards and will generally be effective for payments made after December 31, 2000, subject to some transition rules. Prospective investors are urged to consult their tax advisors regarding the new regulations.

ITEM 8.   SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data as at December 31, 1995, 1996, 1997, 1998 and 1999 and for each of the years ended December 31, 1995, 1996, 1997, 1998 and 1999 have been derived from, and are qualified by reference to, the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report. The Company's Consolidated Financial Statements are prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. A reconciliation of differences that significantly affect the determination of consolidated results of operations and shareholders' equity as at December 31, 1997, 1998 and 1999 and for each of the years then ended is set forth in Note 23 of Notes to the Consolidated Financial Statements. The following data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere herein.

                                                                YEAR ENDED DECEMBER 31,
                                    ---------------------------------------------------------------------
                                      1995        1996        1997        1998        1999         1999
                                    --------    --------    --------    --------    --------     --------
                                     (SEK)       (SEK)       (SEK)        (SEK)      (SEK)          $(1)
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA) (2) (7)
INCOME DATA:

SWEDISH GAAP:
   Net sales                            936       4,561      16,499      50,119      73,556       8,649

   Cost of goods sold(3)               (142)     (4,513)     (5,533)    (10,864)    (15,470)     (1,819)
                                    --------    --------    --------    --------    --------     --------
   Gross Margin                         794          48      10,966      39,255      58,086       6,830

   Selling expenses                  (6,08)     (21,220)    (64,830)    (89,622)    (90,783)    (10,674)
   Administrative expense            (4,054)     (6,956)    (18,173)    (22,133)    (18,505)     (2,176)
   Research and development
      cost(4)                        (2,743)     (6,825)    (20,293)    (39,980)    (41,597)     (4,891)
   Other operating income             2,765         902       2,368      42,898       4,001         470
   Other operating expenses                      (1,782)     (2,843)     (1,946)     (3,007)       (354)
                                    --------    --------    --------    --------    --------     --------
   LOSS FROM OPERATIONS              (9,319)    (35,833)    (92,805)    (71,528)    (91,805)    (10,794)

Net Loss                            (10,930)    (37,073)    (75,358)    (59,998)    (86,739)    (10,199)
Basic EPS
   Net loss per Ordinary
      Shares(8)                       (1.01)      (2.61)      (3.66)      (2.83)      (4.09)      (0.48)
   Net loss per ADS                   (2.02)      (5.22)      (7.33)      (5.66)      (8.18)      (0.96)
   Weighted average shares
     outstanding(5)                  10,819      14,207      20,571      21,204      21,204      21,204

U.S. GAAP(5):
   Product sales                        936       4,561      16,499      50,119      73,556       8,649
   Contract revenue                   2,765         526         818         224
                                    --------    --------    --------    --------    --------     --------
   TOTAL REVENUES                     3,701       5,087      17,317      50,343      73,556       8,649

   Cost of goods sold (3)              (142)     (4,513)     (5,533)    (10,864)    (15,470)     (1,819)
   GROSS MARGIN                       3,559         574      11,784      39,479      58,086       6,830

   Selling expenses                  (6,081)    (21,220)    (64,830)    (89,622)    (90,783)    (10,674)
   Administrative expense            (7,490)     (6,956)    (18,173)    (22,133)    (18,505)     (2,176)
   Research and development
     cost(4)                         (9,347)    (11,157)    (23,744)    (37,233)    (32,653)     (3,839)
   Other operating income                          (376)     (1,550)     42,674       4,001         470
   Other operating expenses                      (1,782)     (2,843)     (1,946)     (3,659)       (430)
                                    --------    --------    --------    --------    --------     --------
   LOSS FROM OPERATIONS             (19,359)    (40,165)    (96,256)    (68,781)    (83,513)     (9,819)

   Net loss                         (23,448)    (41,680)    (78,809)    (57,251)    (78,447)     (9,224)
   Basic and diluted EPS
       Net loss per Ordinary
          Share(8)                    (2.17)      (2.93)      (3.83)      (2.70)      (3.70)      (0.43)
       Net loss per ADS               (4.33)      (5.87)      (7.66)      (5.40)      (7.40)      (0.87)
Weighted average shares
  outstanding(5)                     10,819      14,207      20,571      21,204      21,204      21,204


CONSOLIDATED BALANCE SHEET DATA:

SWEDISH GAAP:
Cash and cash equivalents             3,107       5,342     286,310     187,048     112,804      13,263
Total assets                         27,739      53,947     339,334     247,186     162,736      19,134
Long-term borrowings                 16,148      19,090       5,642       5,872       5,949         699
Advances received (6)                            34,475      39,375
Shareholders' equity / deficit        7,986     (18,437)    277,935     213,970     127,406      14,980

U.S. GAAP:
Total assets                          9,248      31,494     313,430     224,030     148,524      17,463
Shareholders' equity (deficit)      (12,983)    (48,400)    249,841     188,779     110,537      12,997


(1) Solely for convenience, krona amounts have been translated into U.S. dollars at the Noon Buying Rate on December 31, 1999 of U.S. $1.00 = SEK 8.505

(2)   Amounts may not total due to rounding.

(3) Biora's activities up until 1995 have been almost exclusively devoted to research and development of Emdogain. As a result, the majority of the Company's production costs, with the exception of costs relating to the sale of Emdogain on a test basis during 1995, were classified as research and development. With Emdogain becoming commercially available in 1996, the Company, beginning in 1996, has accounted for production costs as cost of goods sold, with the exception of costs directly related to research and development. The royalty payments to Astra of 2.5 percent on sales of Emdogain has been reclassified starting 1998 as cost of goods sold instead of Research and development cost in previous years. In this presentation all previous years have been adjusted for comparison purposes.

(4) Total research and development costs incurred were SEK 9.3 million, SEK 11.2 million, SEK 23.7 million, SEK 37.2 million and SEK 32.7 million for the years ended December 31, 1995, 1996, 1997 , 1998 and 1999, respectively. The royalty payments to Astra of 2.5 percent on sales of Emdogain, has been reclassified from R&D expense to cost of goods sold. In accordance with the Company's accounting principles under Swedish GAAP, a portion of research and development costs were capitalized commencing in 1993. Under U.S. GAAP such amounts would have been expensed as incurred.

(5) The weighted average number of Ordinary Shares outstanding for each year includes (i) the effect of Ordinary Shares subscribed from the date such shares were paid for and (ii) the effect of the issuance of three bonus shares for each Ordinary Share and a 25-for-1 share split of the Ordinary Shares that occurred prior to October 31, 1996. The effect of the convertible debentures has not been included in the computation of loss per Ordinary Share as it would be considered antidilutive.

(6) On September 1, 1996 the Company entered into an agreement with Seikagaku. Biora received $5 million for entering into the agreement. The agreement provided that Seikagaku could, under certain circumstances, request Biora to refund the $5 million payment in the event that the Japanese Ministry of Health and Welfare did not approve Emdogain for sale in Japan. Consequently, the $5 million was treated as a liability by Biora through the end of 1997. Emdogain was approved by the MHW in January 1998 and consequently, Biora transferred the $5 million payment to Other Operating Income during the three month period ended March 31, 1998.

(7) In 1998, Swedish companies were required to revise the presentation of their financial statements in accordance with the Swedish Annual Accounts Act (the "SAAA"). Accordingly, the Company's Consolidated Financial Statements have been prepared in accordance with the SAAA and amounts for all prior referenced periods have been restated in conformance with the SAAA. The changes effect disclosures of individual line items, but do not effect results of operations or shareholders' equity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Change in Presentation of Financial Statements."

(8) The impact of the Company's common stock equivalents has not been considered in the computation of net loss per share as the effect would be antidilutive.


DIVIDENDS

      The Company has never paid any cash dividends on its Ordinary Shares. The Company currently intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

      In September 1996, Euroventures Nordica made a conditional contribution to the shareholders' equity of Biora in the amount of SEK 7,510,052 ($883,016) through the conversion of outstanding loans, including accrued interest, made to Biora in the aggregate principal amount of SEK 7,160,419 ($841,907) and accrued interest of SEK 349,633 ($41,109). To the extent that the Company has funds available for dividends, and subject to the approval by the general shareholders' meeting of the Company, the Company will make repayments out of such funds to Euroventures Nordica in full satisfaction of its conditional contribution prior to making any dividend payments to other holders of Ordinary Shares and ADSs.

      Under the Swedish Companies Act, only a general meeting of shareholders may authorize the payment of dividends, which may not exceed the amount recommended by the Board of Directors (except to a limited extent in the event of a demand by holders of at least 10 percent of the total number of shares outstanding) and which may be paid only from funds available for dividends. Under Swedish law, no interim dividends may be paid in respect of a financial period as to which audited financial statements have not been adopted by the Annual General Meeting of shareholders. The normal practice in Sweden is for dividends to be paid only annually.

EXCHANGE RATE INFORMATION

      The following table sets forth, for the periods and dates indicated, the exchange rate for the U.S. dollar against the krona based on the Noon Buying Rate.

                        KRONA/DOLLAR EXCHANGE RATES
                             (KRONA PER DOLLAR)

                               PERIOD END   AVERAGE(1)    HIGH        LOW
                               ----------   ----------    ----        ---
Year ended December 31,
         1991                    5.5550      6.0456      6.6280      5.4420
         1992                    7.0790      5.8787      7.1150      5.0885
         1993                    8.3400      7.8778      8.4835      7.1740
         1994                    7.4295      7.6654      8.3840      7.0640
         1995                    6.6290      7.1072      7.5510      6.5045
         1996                    6.8250      6.7129      7.0300      6.5455
         1997                    7.9400      7.6446      8.0825      6.8749
         1998                    8.1030      7.9148      8.1440      7.5800
         1999                     8.505      8.3007      8.6500      7.7060
 2000 (through May 31)           8.9870      8.7870      9.2220      8.3530


(1) Represents the average of the Noon Buying Rates on the last business day of each full month during the relevant period.

      Because a substantial portion of the Company's revenues and expenses is expected to be denominated in currencies other than kronor, results of operations and cash flows may be materially affected by movements in the exchange rate between the krona and the respective currencies to which the Company is exposed. For information regarding the effects of currency fluctuations on Biora's results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Currency Fluctuations and Inflation."

      Fluctuations in the exchange rate between the krona and the dollar will affect the dollar equivalent of the krona price of the Ordinary Shares traded on the Stockholm Stock Exchange and, as a result, could affect the price of the ADSs in the United States. Such fluctuations will also affect the dollar amounts received by holders of Ordinary Shares and ADSs on conversion of cash dividends, if any, paid in kronor on the Ordinary Shares. The Company does not anticipate paying cash dividends on its Ordinary Shares in the foreseeable future.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

      This Annual Report contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are contained in Item 1 Description of Business and Item 9 Management's Discussion and Analysis of Financial Condition and Results of Operations and may be identified by the use of forward-looking terminology such as may, will, intend, expect, anticipate, estimate, believe, plan or other variations thereon or other comparable terminology, and include statements concerning strategies and objectives of management for future operations and assumptions related thereto. These statements are based upon management's current expectations and beliefs concerning future events as they may affect the Company and therefore are subject to numerous uncertainties, many of which are beyond the control of the Company. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, without limitation: (i) the timing and cost involved in the pre-clinical and clinical testing of and obtaining regulatory approval for the Company's products under development, (ii) market acceptance of the Company's technologies and products, (iii) the cost and success of the Company's strategy to expand its own marketing and sales force, (iv) competitive pressures arising from changes in technology or product development, or changes in competitor's pricing for products, (v) changes in the degree of protection created by the Company's patents and other intellectual property rights, (vi) changes in general economic conditions, including inflation or fluctuations in interest or foreign exchange rates, (vii) the ability of the Company to expand its production capabilities and (viii) changes in business strategy.

      The Company assumes no obligation to update any particular forward-looking statement in light of future events.

OVERVIEW

      The Company commenced operations in 1987 and, from 1991 through 1995, generated revenue primarily from contracts to freeze-dry medical products developed by unaffiliated third parties at Biora's sterile facilities. The Company entered into such contracts primarily to keep its manufacturing facilities operational, as required by certain quality control and manufacturing regulations applicable to the Company. In June 1995, the Company received approval in the EEA pursuant to a CE Mark to market its initial product, Emdogain, and the Company began selling Emdogain to dentists who participated in clinical trials on a test basis in selected European countries later that year. In September 1996, the Company received approval from the FDA to market Emdogain in the United States and from the Ministry of Health and Welfare of Japan in January 1998 to market the product in Japan. The Company received the CE Mark for PrefGel in February 1998 and an amended marketing clearance from the FDA in May 1998 to market the product in the United States. From its inception until the commercialization of its initial product, the Company was engaged primarily in research and development activities, obtaining EU and FDA approval for Emdogain, and establishing a sales and marketing organization. Consequently, the Company has a limited operating history upon which an evaluation of the Company's prospects and performance can be made. The Company's prospects must be considered in light of the risks, expenses, difficulties and delays frequently encountered in connection with the formation and early phase of operation of a new business, the development and commercialization of new products based on innovative technology and the rapid technological change and the high level of competition in the health care industry.

      The Company believes that sales of Emdogain will be its primary source of revenues for the next several years. The Company intends to focus its marketing efforts in order to increase sales of Emdogain in North America, the most important markets in Europe and in Japan and complete development of, and obtain approval for the marketing of, its new products.

      The Company has sustained losses in each year of its operations and expects to incur additional losses over the next several years. The Company's loss from operations for the year ended December 31, 1999, was SEK 91.8 million ($10.8 million) as compared to SEK 71.5 million ($8.4 million) for the year ended December 31, 1998 due to increased costs for product development, commercial distribution activities, regulatory affairs and general administrative affairs associated with Emdogain and, commencing in 1996, the amortization of previously capitalized costs. The Company's loss from operations for the first quarter of 2000 was SEK 17.7 million ($2.1) compared to the loss from operations of SEK 22.8 million ($2.7 million) for the first quarter of 1999.

      In February 1997 Biora completed the IPO of 7,475,000 Ordinary Shares at a price to the public of SEK 60.13 per Ordinary Share. The net proceeds to the Company, after deducting underwriting discounts and offering expenses payable by the Company, were SEK 372 million ($43.7 million). The Company is using the net proceeds received from the IPO for marketing and sales activities, research and product development, capital expenditures and for working capital and general corporate purposes.

CAPITALIZATION OF RESEARCH AND DEVELOPMENT COSTS

      The Swedish Accounting Act (bokforingslagen) and Swedish GAAP allow certain research and development costs and costs incurred in the related product approval process to be capitalized if it is probable that the product will generate future economic benefits. The Company has capitalized research and development costs and costs related to the product approval process incurred by the Company in connection with the development of Emdogain, net of revenue from contract sales and research grants. The capitalization of such costs commenced in connection with the completion of clinical studies and the submission of the application by the Company to regulatory authorities in the United States for approval for sale and production of Emdogain. All research and development costs incurred in earlier periods have been expensed as incurred.

      In addition, in 1996 the Company commenced the amortization of capitalized research and development costs in line with projected levels of sales subject to an amortization period not to exceed five years commencing from the date of the commercialization of Emdogain in 1996. Research and development costs (other than equipment expense which is capitalized for the purpose of Swedish GAAP) incurred in connection with additional products based on Emdogain technology and re- formulations of Emdogain are expensed as incurred. Product approval costs are also expensed as incurred. These factors will have the effect of increasing the amounts expensed by the Company as compared to its historical expense levels and will have a negative impact on the Company's results of operations for the foreseeable future. See Notes 1 and 23 of Notes to the Consolidated Financial Statements.

RESULTS FROM OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

      Net sales for the year ended December31, 1999 equaled SEK 73.6 million ($8.7 million), an increase of 47 percent over net sales for the year ended December 31, 1998, which equaled SEK 50.1 million ($ 5.9 million). The increase is attributable to increased of sales of Emdogain in all markets in which the company operates, particularly in the United States, which had an increase of sales of 88 percent.

      Gross Profit equaled SEK 58.1 million ($ 6.8 million) for 1999 compared to SEK 39.3 million ($ 4.6 million) for the year 1998, a slight increase of profit margin from 78.3% to 79.0% between the two periods.

      Loss from operations equaled SEK 91.8 million ($ 10.8million) for the year ended December 31, 1999 compared to an operating loss of SEK 71.5 million ($ 8.4 million) for the period ended December 31, 1998. In the first quarter of 1998 a SEK 39.4 million ($ 4.6million) payment from Seikagaku Corporation was included in the other operating income. This was the payment for the right to represent Biora in the Japanese market. The loss from operations, excluding this nonrecurring income was SEK 110.9 ($13.0million) The reduction in loss is caused by increased sales and a decrease in administrative expense partially offset by a slight increase in R&D expense.

      Net financial items equaled SEK 5.2 ($ 0.6 million) for the year ended December 31, 1999 as compared to SEK 11.6 million ($1.4 million) for the same period in 1998, a decrease of 55 %. Net financial items mainly is mainly interest on the Company's liquid assets in 1999. The reason for the decrease is less liquid assets to invest as well as lower interest rates in Europe during 1999.

      Net loss equaled SEK 86.7 million ($10.2 million) for the year 1999 as compared to a net loss of SEK 60.0 million ($ 7.1 million) for the year ended December 31, 1998. Excluding the one time SEK 39.4 million ($ 4.6 million) payment that Biora received from Seikagaku Corporation the reduction of net loss equaled SEK 99.4 million ($ 11.7 million). The reasons for this improvement are described above, with the addition of the change in the financial net between the two years.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

      Net sales for the year ended December 31, 1998 equaled SEK 50.1 million ($ 5.9m), an increase of slightly more than 300 % over consolidated net sales for the year ended December 31, 1997, which equaled SEK 16,5 million ($1.9m). The increase is attributable to increase of sales of Emdogain in all markets in which the Company operates, and in Germany, the United States and Italy in particular, as well as through its distributor in Japan. Sales to Japan has amounted to SEK 4,0 million ($0.5m) since the initial deliveries in February 1998 and the launch of the product in April 1998.

      Gross profit equaled SEK 39,3 million ($4,6m) for the year ended December 31, 1998 compared to SEK 11,0 million ($1,3m) for the year 1997, an increase of Profit margin from 66.5% in 1997 to 78.3 % in 1998. This increase is principally the result of increased production volumes resulting from increased sales, which had a positive effect on the unit cost of goods sold. Compared to 1997, Cost of goods sold have been increased by 2.5 % of sales, as a result of a reclassification of the royalty owed to Astra, which previously have been classified as R&D expense. All previous period figures have been adjusted accordingly in order to provide comparability between periods.

      Loss from operations equaled SEK 71,5 million ($8,4m) for the year ended December 31, 1998 compared to an operating loss of SEK 92,8 million ($10,9m) for the year ended December 31, 1997. This improvement primarily resulted from a SEK 39.4 million ($4.6m) payment that Biora received from Seikagaku Corporation for the right to represent Biora in the Japanese market. Since Emdogain was approved for sales in Japan in January 1998, the advance payment was booked as Other Operating Income in the first quarter of 1998. The reduction in loss as a result of this payment as well as the improvement in gross profit due to increased sales were partially offset by by increased costs associated with building marketing organizations in North America and Europe and intensified research and development efforts.

      Net financial items equaled SEK 11,6 ($1.4m) for the year ended December 31, 1998 as compared to SEK 17,4 million ($2.0) for the year of 1997, a decrease of 33 %. Net financial items mainly comprise interest on the Company's liquid assets in 1998. The 1997 amount includes exchange gains on the Company's liquid funds in dollars of SEK 5,0 million ($0.6m).

      Net loss equaled SEK 60,0 million ($7,1m) for the year ended December 31, 1998 as compared to a net loss of SEK 75,4 million ($8,9m) for the year ended December 1997, a decrease of 20 %. The reasons for this improvement are described above, with the addition of the change in the financial net between the two years. Net loss per share equaled SEK 2,83 ($0.33) for the year 1998 compared to a net loss per share of SEK 3,66 ($0.43) for the year 1997, based on the average number of shares outstanding.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

      Net sales. Net sales, all of which were attributable to sales of the Company's principle product, Emdogain, were approximately SEK 16.5 million ($1.9 million) for 1997, compared to SEK 4.6 million ($0.5 million) in 1996.

      Loss from operations. The loss from operations was SEK 92.8 million ($10.9 million) for 1997, compared to SEK 35.8 million ($4.2 million) for 1996. Cost of goods sold increased to SEK 5.1 million ($0.6 million) in 1997, from SEK 4.4 million ($0.5 million) in 1996. As a percent of sales, cost of goods sold decreased to 31 percent in 1997 from 96 percent in 1996, principally because production volumes reached more economical levels. Selling expenses increased to SEK 64.8 million ($7.6 million) in 1997 from SEK 21.2 million ($2.5 million) in 1996 as a result of the expansion of the Company's marketing organization. Administrative expenses were SEK 18.2 million ($2.1 million) in 1997, compared to SEK 7.0 million ($0.8 million) in 1996. This increase is due primarily to the Company's transition from a privately held research company in the early stages of commercialization to a more fully integrated public company. Research and development costs increased to SEK 20.7 million ($2.4 million) in 1997 from SEK 6.9 million ($0.8 million) in 1996, primarily as a result of an intensified focus on R&D including reinforcement of Biora's internal R&D resources, the Company entering into new R&D agreements with outside parties and the commencement of new clinical trials for documentation of new indications for Emdogain.

      Net profit (loss). The Company's net loss increased to SEK 75.4 million ($8.9 million) in 1997, from a net loss of SEK 37.1 million ($4.4 million) in 1996 due to the adverse effects described above partly compensated for by the positive impact of financial items. Net interest income was SEK 17.4 million ($2.0 million) in 1997 compared to net interest expense of SEK 1.5 million ($0.2 million) in 1996. This improvement is entirely due to the cash proceeds from the IPO in February of 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

      Net sales. The Company's principal product, Emdogain, became commercially available in 1996. Net sales, all of which were attributable to sales of Emdogain, were approximately SEK 4.6 million ($0.5 million) for 1996, compared to SEK 0.9 million ($0.1 million) in 1995.

      Loss from operations. Loss from operations was SEK 35.8 million ($4.2 million) for 1996 compared to SEK 9.3 million ($1.1 million) for 1995. Cost of goods sold increased to SEK 4.4 million($0.5 million) in 1996 from SEK
0.1 million ($0.01 million) for 1995. Biora's activities until 1995 were almost exclusively devoted to research and development with respect to Emdogain. As a result, the majority of the Company's production costs, with the exception of costs relating to the sale of Emdogain on a test basis during 1995, were classified as research and development costs. With Emdogain becoming commercially available in 1996, the Company, beginning in 1996, accounted for production costs as costs of goods sold, with the exception of costs directly related to research and development. Selling expenses increased to SEK 21.2 million ($2.5 million) in 1996 from SEK 6.1 million ($0.7 million) in 1995 as a result of increased expenses in 1996 in connection with the commercial launch of Emdogain in 1996. Administrative expenses were SEK 7.0 million ($0.8 million) in 1996, compared to SEK 4.1 million ($0.5 million) in 1995, reflecting a general increase in activity. Research and development costs increased to SEK 6.9 million ($0.8 million) in 1996 from SEK 2.8 million ($0.3 million) in 1995, primarily as a result of increased costs relating to the approval process for Emdogain in the United States and Japan. The amount of research and development costs capitalized by the Company was SEK 4.1 million ($0.5 million) in 1996, compared to SEK 6.6 million ($0.8 million) in 1995, and thus these amounts were not reflected in the Company's results. With the full commercialization of Emdogain, the Company no longer capitalizes research and development costs relating to Emdogain. However, costs related to the approval process in Japan were capitalized.

      Net profit (loss). As a result of the foregoing factors, the Company's net loss increased to SEK 37.1 million ($4.4 million) in 1996, from a net loss of SEK 10.9 million ($1.3 million) in 1995.

LIQUIDITY AND CAPITAL RESOURCES

      The Company's financial requirements for the three years prior to the IPO in February 1997, were met primarily through funds generated by issuances of equity securities (approximately SEK 16.0 million ($1.9 million), and convertible debt securities (approximately SEK 3.0 million ($0.4 million) (which were converted into Ordinary Shares in full in January 1996), loans from the Swedish Industrial Fund (Industri-och nyforetagarfonden) ("IF") aggregating a total of SEK 19 million ($2.2 million) and revenues relating to contract work for third parties. The Company's loan from the IF was repaid from the proceeds of the IPO. Of the approximately SEK 19 million ($2.2 million) in total equity and convertible debt financing received by the Company during the three years prior to the IPO. Euroventures Nordica provided an aggregate of SEK 11.2 million ($1.3 million) in both equity and debt financing to the Company, substantially all of which was initially funded through loans to the Company and then converted into equity or convertible debt. On September 30, 1996, outstanding loans to the Company from Euroventures Nordica in the principal amount of SEK 7,160,419 ($841,907), plus accrued interest were converted into a conditional contribution to the shareholders' equity of Biora. To the extent that the Company has funds available for dividends, and subject to approval by the general shareholders' meeting of the Company, the Company will make repayments out of such funds to Euroventures Nordica in satisfaction of its conditional contribution prior to making any dividend payments to other holders of Ordinary Shares or ADSs. The Company currently has no outstanding loans from Euroventures Nordica. The company has no other borrowings.

      The Company had SEK 112.8 million ($13.3 million) in cash at December 31, 1999 compared to SEK 187.0 million ($22.0 million) at December 31, 1998.

      The Company generated negative cash flow from operating activities of SEK 74.2 million ($8.7 million) during the year 1999. The negative net result for the year of SEK 86.7 million ($10.2 million) was compensated by the depreciation of capitalized R&D of SEK 8.6 million ($1.0 million) and a positive change of working capital of SEK 2.4 million ($0.3 million). Cash flow during the full year 1998 was negative SEK 99.3 million ($11.7 million).

      Biora's shareholders' equity equaled to SEK 127.4 million ($15.0 million) at December 31, 1999 as compared to SEK 214.0 million ($25.2 million) at December 31, 1998.

      Biora's capital expenditures for the year 1999 amounted to SEK 4.3 million ($0.5 million) compared to SEK 5.8 million ($0.7 million) for the full year 1998. The reason for maintaining the low level of capital expenditure is related to all major capital expenditures for the present capacity level of production, as well as build up of sales offices were mainly done in earlier years.

      Although the Company anticipates that revenue from sales of Emdogain and its current cash balances (including the net proceeds from the IPO) will be sufficient to finance the Company's operations and the projected expansion of its operations through at least 2000, there can be no assurance that the Company will not require additional financing. The Company's future liquidity and capital requirements will depend upon numerous factors, including the extent to which Emdogain gains market acceptance, the timing and cost involved in the clinical testing of and obtaining regulatory approval for its products under development, the cost and success of the Company's strategy to expand its own marketing and sales force, the costs and timing of expansion of its manufacturing capacity and other factors. There can be no assurance that the Company, if required, will be able to raise additional financing on acceptable terms, or at all, the failure of either of which could have a material adverse effect upon the Company's business, financial condition, prospects and results of operations.

IMPACT OF CURRENCY FLUCTUATIONS AND INFLATION

      The Company expects to have significant export sales from Sweden that are invoiced in currencies other than the krona. Also, the Company will incur a significant portion of its expenses in kronor, due, in part, to the amortization of certain costs relating to research and development activities capitalized by the Company in accordance with Swedish GAAP. Accordingly, the Company's results of operations, expressed in kronor, may be adversely affected by the fluctuations in the exchange rates between the krona and any other currencies in which the Company invoices.

      Prior to November 1992, the krona was pegged to the European Currency Unit ("ECU"). On November 19, 1992, the Bank of Sweden decided to discontinue pegging the krona to the ECU and permitted the krona to float against other currencies. By the end of 1993, the value of the krona had fallen by approximately 20 percent against the ECU and approximately 29 percent against the U.S. dollar from November 1, 1992. In the two-year period ended December 31, 1995, the krona appreciated approximately 10 percent against the ECU and 21 percent against the U.S. dollar. In 1996, the year-end krona-ECU exchange rate was substantially unchanged from the rate at the beginning of the year and the krona appreciated approximately 3 percent against the U.S. dollar. Against the ECU the difference between the high and low krona month-end values during 1996 was approximately 4 percent, and against the U.S. dollar the difference between the high and low krona month-end values during this period was also approximately 5 percent. In 1997, the year-end krona-ECU exchange rate was substantially unchanged from the exchange rate at the beginning of the year and the krona depreciated by approximately 15 percent against the U.S. dollar. Because of such fluctuations in the value of the krona relative to other currencies, the Company's reported sales in krona may not necessarily represent changes in sales volumes or prices in local currencies. In 1999, the year-end krona was about six percent lower against the U.S. dollar the one year earlier and the average rate for 1999 was about four percent lower then in 1998.

      The effects of inflation on Biora's results of operations have not been significant. However, inflation in Sweden may have a negative effect on the profitability of contracts under which the Company is to receive payments in dollars or other non-Swedish currencies, unless such inflation is offset by a depreciation of the krona against such currencies. During the last couple of years the inflation has been reduced in Europe in general. During 1998 and 1999, the inflation rate in Sweden was less than one percent.

      To compensate for changes in the relative value of the krona compared to other currencies in which the Company does business, the Company has entered into forward currency contract with respect to monetary assets denominated in non-Swedish currencies. The Company invested the net proceeds of the IPO in investment grade, interest-bearing obligations pending application of such proceeds. There can be no assurance, however, that any such future activities undertaken by the Company will eliminate the potential negative financial impact of currency fluctuations.

PRIMARY MARKET RISKS AND HOW THEY ARE MANAGED

      The Company's consolidated cash flows and earnings are subject to changes in foreign currency exchange rate. The Company attempts to limit its exposure to changing foreign exchange rates through operational and financial market actions.

      The Company sells its products, carries out research collaborations and performs clinical trials in a number of locations around the world, resulting in a diversified revenue and cost base that is exposed to fluctuations in U.S. and European currencies. This diversified base of foreign currency revenues and costs serves to create a natural hedge that limits the Company's net exposure to fluctuations in these foreign currencies.

      Short term exposures to changing currency exchange rates are managed by financial market transactions, principally through the purchase of forward exchange contracts, to offset the earnings and cash flow impact of the nonfunctional currency denominated receivables, payables and forecasted transactions of the Company's foreign subsidiaries. Foreign exchange forward contracts are denominated in the same currency as the receivable or payable being covered, and the term and amount of the foreign exchange contract substantially mirrors the term and the amount of the underlying receivable or payable. The Company covers the majority of all known and measurable exposed receivables and payables denominated in foreign currencies that have a liquid, cost effective forward exchange market. The receivables and payables being covered arise from trade and inter-company transactions of and among the Company's foreign subsidiaries and inter-company loans between the Company and its foreign subsidiaries.

      The Company does not have any significant exposure, to fluctuations in interest rates because of the low levels of marketable securities and there are no debts on the Company's balance sheet. The Company does not undertake any specific actions to cover its exposure to interest rate risk and the Company is not party to any interest rate risk management transactions.

SENSITIVITY OF MARKET RISKS AND DISCLOSURES ABOUT MODEL AND ITS LIMITATIONS

      The following tables provides information about the Company's derivative financial instruments and related balance sheet items by foreign currency and presents such information in Swedish kronor equivalents. The tables summarizes information on instruments and related underlying transactions, including forecasted transactions, that are sensitive to foreign currency exchange rates, including foreign currency forward exchange contracts, inter-company borrowings and nonfunctional foreign currency denominated receivables and payables. The net amount that is exposed to changes on foreign currency rates then is subjected to a specific change in the value of the foreign currency versus Swedish kronor calculated over a period not exceeding the average expected maturity of the related foreign exchange contract. This selected change in the value of foreign currencies is expected to reflect reasonably possible near term changes in the foreign currencies' exchange rates. If the actual change in the value of foreign currencies is substantially different then expected, the net impact of foreign currency exchange rate risk on the Company's earnings may be materially different than that disclosed below. If the amounts of the actual nonfunctional foreign currency denominated forecasted transactions is materially different than that estimated by the Company, the net impact of the foreign currency exchange rate risk on the Company's earnings may be different than that disclosed.

      Table I presents the impact on the Company's earnings of a 10% appreciation and a 10 % depreciation of the Swedish kronor against the indicated foreign currencies.

                                                          Table I
                                                   At December 31, 1999

                      Swedish kroner       Net underlying     Net Exposure   Foreign          Foreign
                      Value of Net         Foreign currency   Currency       Exchange Loss    Exchange Loss
                      Foreign exchange     Transaction        Position       from             from Depreciation
                      Assets (Liability)   Exposure                          Depreciation     Swedish kroner
                      Contracts                                              Swedish kroner
                                           SEK in millions
Currency

U.S. Dollar               (10.2)                 9.0            (1.3)            (0.1)             0.1
Euro                      (10.3)                 6.3            (4.0)            (0.4)             0.4
South African Rand                               0.1             0.1              0.01            (0.01)
Japanese yen              (26.9)                29.0             2.1              0.2             (0.2)
Total                     (47.4)                44.4            (3.0)            (0.3)             0.3


                                                          Table II
                                                   At December 31, 1999

                      Swedish kroner       Net underlying     Net Exposure   Foreign          Foreign
                      Value of Net         Foreign currency   Currency       Exchange Loss    Exchange Loss
                      Foreign exchange     Transaction        Position       from             from Depreciation
                      Assets (Liability)   Exposure                          Depreciation     Swedish kroner
                      Contracts                                              Swedish kroner
                                           SEK in millions
Currency

German Marks              0                      0.2              0.2            0.02             (0.02)


ECONOMIC AND MONETARY UNION

      On January 1, 1999 a single European currency, the Euro, was introduced. While currently Sweden was not in the first group of countries initially adopting the Euro, the Company is unable to predict the nature or extent of the impact that the adoption of the Euro by other member states of the European Union may have on the Company. So far no there have been no noticeable effects. The Swedish currency "Kronor" started off very weak against the Euro, since the Swedish government has been unclear about its plans whether or not to join the monetary union. A few months after the introduction of the Euro the Swedish currency has strengthened approximately ten percent against the exchange rate as of January 1, 1999. In 2000 the Swedish currency has continued to strengthen against the Euro.

YEAR 2000 COMPLIANCE

      Biora's information system experienced no incidents as a result of the transition to year 2000.

U.S. GAAP RECONCILIATION

      Biora prepares its Consolidated Financial Statements in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. Under U.S. GAAP, the net loss for the year ended December 31, 1999 amounted to SEK 78.4 million ($9.2 million) as compared to SEK 86.7 million ($10.2 million) under Swedish GAAP. Net loss per Ordinary Share for the year ended December 31, 1999 was SEK 3.70 ($0.43) under U.S. GAAP, compared with SEK 4.09 ($0.48) under Swedish GAAP. Shareholders equity at December 31, 1999 under U.S. GAAP was SEK 110.5 million ($13.0 million) as compared to shareholders equity of SEK 127.4 million ($15.0 million) under Swedish GAAP.

      The difference between results of operations and shareholders' equity (deficit) under U.S. GAAP and Swedish GAAP results primarily from differing accounting treatments of research and development costs, compensation expense resulting from the issuance of certain share options to management, convertible loans, the differing accounting treatments of Euroventures Nordica's capital contribution and the differing principles concerning amortization of patents. Under Swedish GAAP, the Company has capitalized certain research and development costs for Emdogain and related product approval costs incurred in 1993 and subsequent periods. For U.S. GAAP purposes, such costs are expensed as incurred. See Note 17 of Notes to Consolidated Financial Statements for a reconciliation of results of operations and shareholders' equity in accordance with Swedish GAAP to approximate results of operations and shareholders' deficit in accordance with U.S. GAAP and for a description of the differences between U.S. GAAP and Swedish GAAP that significantly affect Biora.

ITEM 10.   DIRECTORS AND OFFICERS OF THE REGISTRANT

      Under the Swedish Companies Act (aktiebolagslagen), the Board of Directors of the Company (the "Board of Directors" or "Board") has ultimate responsibility for the organization of the Company and the management of the Company's affairs. The Company's Articles of Association provide for a Board of Directors elected by its shareholders of not fewer than five nor more than nine directors and not fewer than one nor more than three deputy directors. In addition, pursuant to the Swedish 1987 Act on Board Representation for Employees in Private Employment (lagen om styrelserepresentation for de privatanstallda), the employees of the Company, under certain conditions, may be represented on the Board. Under Swedish law, the President and at least half of the Board members must be resident in an EEA country unless the Swedish government or an authority appointed by the Swedish government grants an exemption. All directors (except directors elected by the employees, if any) are elected by resolution of a general meeting of shareholders. The term of office of a director (except directors elected by the employees, if any, whose term of office must not be more than four fiscal years) is one year, but a director may serve any number of consecutive terms. Directors may be removed from office by a general meeting of shareholders at any time, and vacancies on the Board, except when filled by a deputy director, may only be filled by shareholder resolution. Each year, one director is elected Chairman of the Board by resolution of the Board at the first meeting of the Board following its appointment.

DIRECTORS AND EXECUTIVE OFFICERS

      As of May 31, 2000, the directors and executive officers of the Company are as follows:

Name                     Age      Position

Per Wahlstrom            53       Chairman of the Board of Directors
Svein Eskedal            48       Director
Dr. Lars Hammarstrom     63       Director
Dr. Bertil Koch          67       Director
Per Lojdquist            51       Director
Lars Inglemark           51       Director
Toni  Weitzberg          49       Director
Tomas Hammargren         48       Director, President & Chief Executive
                                    Officer through August 14, 2000
Rickard Soderberg        42       Chief Executive Officer as of August 14, 2000
Lennart Jacobsson        44       Deputy Director
Anders Agering           49       Executive Vice President & Chief Financial
                                    Officer and Production
Dr. Stina Gestrelius     51       Vice President of Pre-Clinical Research &
                                    Development
Dr. Lars Heijl           55       Vice President of Clinical Research &
                                    Development and Medical Director
Helen Svahnqvist         33       Vice President of International Marketing
                                    and Sales
Mikael Sjoblom           43       Vice President of Corporate Communications
Kerstin Palsson          42       Group Controller

      Per Wahlstrom has served as the Chairman of the Board of Directors of Biora since 1994 and as a Director since 1987. From 1986 through June 30, 1998, Mr. Wahlstrom has served as the Managing Director and Chairman of the Board of Euroventures Management AB, an investment advisor for various venture capital funds with over SEK 1,200 million under management. Prior thereto, Mr. Wahlstrom was the Managing Director of six regional venture capital companies within the Swedish Industry Establishing Company (Svetab) group from 1982 through 1985. From 1980 to 1982, Mr. Wahlstrom served as the Managing Director of Svetab Ost, a regional venture capital company belonging to the Svetab group. Mr. Wahlstrom was the Chairman of the Board of Euroventures Management AB until June 30, 1998. In addition, he is a member of the boards of directors of Louis Gibeck AB, Studsvik Holding AB, Studsvik AB, Studsvik Rad Waste AB, Kirk Acoustics AS, Swedestart Management AB, Volvo Technology Transfer AB and Euroventures Advisors AS. As of June 1998, the investment advisor to Euroventures Nordica will be Quintus, a company beneficially owned by Mr. Wahlstrom.

      Svein Eskedal has served as a Director of Biora since April 1997. Mr. Eskedal is the owner of Eskedal Consult A/S and works as a consultant specializing in mergers and acquisitions and corporate management on behalf of major Norwegian and European shareholders and companies. Mr. Eskedal is a Director of a number of Norwegian private companies and has previously been a Director of such Norwegian public companies as Aker Brygge A/S, Hag A/S and Bird Technology A/S.

      Lars Hammarstrom co-founded Biora in 1986 and has served as one of its directors since that time. Dr. Hammarstrom also served as President of Biora from 1990 to 1994. Dr. Hammarstrom was the director of COB at the Karolinska Institute from 1992 to 1998, and he has served as professor of Oral Pathology at the Karolinska Institute since 1975. Prior thereto, Dr. Hammarstrom was the dean of the Dental School at the University of Lund from 1974 through 1975. Dr. Hammarstrom holds a D.D.S. in Dentistry and a Ph.D. in Pharmacology from the Karolinska Institute's School of Dentistry.

      Bertil Koch has served as a Director of Biora since 1994. Dr. Koch is the former director of dental care for the County of Stockholm and is now working as a consultant in dental care administration. Dr. Koch has also served as the representative of Sweden's county council organization on a commission on dental fees established by the Swedish State Insurance agency in 1990. From 1982 to 1988, Dr. Koch served as district chief and assistant director of dental care for the County of Stockholm. Dr. Koch received his degree in dentistry from the Karolinska Institute. Dr. Koch is also a director of COB.

      Per Lojdquist has served as a Director of Biora since 1997. Mr. Lojdquist is a member of the Group Executive Committee of AB Volvo and has been the Head of Corporate Communication and Investor Relations of AB Volvo since 1997. Prior to that he had a number of senior management positions within AB Volvo.

      Lars Ingelmark is a Board member since 1999. He holds a graduate in medicine and had from 1974 to 1984 several marketing and sales positions in Ciba Geigy Pharmaceuticals, and was Head of the Pharmaceutical division 1983-84. From 1985 to 1986 he was CEO of Janssen Pharma in Sweden and Norway. During 1987 and 1998 he held several positions in the Management Group of Kabi, Kabi- Pharmacia and Pharmacia & Upjohn, such as deputy CEO, Head of Pharmaceutical Division, Responsible for the Asian region and Senior Vice President, Corporate Projects. Since 1998 he is Head of AP Life Science Ventures at Swedish National Pensions Insurance Fund, 6th Fund Board. Other Board positions: Board member of A+ Science Invest AB, Health Cap AB, Clinical Data Care AB, KaroBio AB (publ), Meda AB, Molnlycke Health Care AB and Nobel Biocare AB (publ).

      Toni Weitzberg has served as a Director of Biora since April 1998. He is Chariman of the Board of Nycomed Pharma A/S and responsible for Nordic Capital's activities within the health care area. Mr. Weitzberg has been Senior Vice President Europe and member of the Operations Group of Pharmacia & Upjohn from1997 to 1999, with overall responsibility for the company's operations in Europe, the Middle East and Africa. Prior thereto, from 1996 to 1997, Mr. Weitzberg was President of the Italian Market Company, Pharmacia & Upjohn S.p.A.. From 1994 to 1995, Mr. Weitzberg was President of Pharmacia Biopharmaceuticals and member of the Pharmacia AB Corporate Management Group.

     Tomas Hammargren has served as the President of Biora since 1994 through August 14, 2000 and has also served as a Director of Biora since that time. Prior thereto, Mr. Hammargren was the Industrial Counselor in the Swedish Ministry of Industry and Commerce from 1991 to 1994. From 1989 to 1991, Mr. Hammargren was a Strategic Management Consultant at SIAR-Bossard where he was responsible for projects and strategy development in Japan and Europe. From 1986 to 1989, Mr. Hammargren was President of Nobel Medica AB, a pharmaceutical and medical device production and distribution company within the Nobel Group that also represented ten United States and European companies in the Scandinavian markets. Mr. Hammargren served as Vice President of Pharmacia KK (Japan) from 1983 through 1986, as well as Marketing Manager for Pharmacia Ophthalmics, where he was responsible for the international launch of Healon, from 1979 through 1983.

      Lennart Jacobsson has served as a Deputy Director of Biora since 1987. Since 1986, Mr. Jacobsson has served as the Investment Manager of Euroventures Management AB. Mr. Jacobsson has also been the Managing Director of Swedestart AB since 1995. Prior thereto, Mr. Jacobsson was the Investment Manager of Svetab Ost from 1983 to 1985, and in 1983 was head of the accounting department of Stockholms Badhus. In addition, he is a member of the Boards of Directors of Euroventures Management AB, Euroventures Management AS, Euroventures Advisors AS, Selcom AB, 3i Systems AB, Cecap AB, LG Products AB, Metronor AS, Read Soft AB, Universal Access AB and Swedestart Management AB.

      Rickard Soderberg has been appointed President and Chief Executive Officer of Biora starting Augst 14, 2000. Mr Soderberg is currently holding the position as President of Hassle Lakemedel, a company in the Astra Zeneca group since 1997. 1996-1997 Mr Soderberg served as President of Pharmacia & Upjohn in Austria. Prior therto Mr Soderberg held various senior management positions in the Pharmacia and Kabi organizations, predominantly in marketing and sales.

      Anders Agering has served as Executive Vice President and Chief Financial Officer since May 1, 1998. From 1990 through May 1998, Mr. Agering served as Chief Financial Officer and other financial and operating responsibilities in the Business Area Rail of the Cardo Group. From 1988 to 1990, Mr. Agering was Group Controller at Provendor AB (Volvo's Food Group) and from 1980 to 1988, was the Group Controller at Scan Coin AB.

      Stina Gestrelius has served as the Vice President of Pre-Clinical Research & Development and Production of Biora since 1990, as the Head of Research & Development and Production from 1988 as well as a Deputy Director of Biora from 1988 through 1997. From 1983 to 1988, Dr. Gestrelius was the Section Head of Peptide Synthesis Research at Ferring Pharmaceuticals in Malmo, Sweden, and from 1977 to 1982 was the Section Head of Enzyme Immobilization R&D at Novo Nordisk A/S in Copenhagen, Denmark. Dr. Gestrelius holds a Master of Sciences in Chemical Engineering as well as a Ph.D. in Biochemistry from the University of Lund. Dr. Gestrelius is the Swedish expert and delegate of CEN/Technical Committee 316, which writes European standards for tissue-derived medical devices. Dr. Gestrelius received the Gosta Virding Award for Entrepreneur of the Year in 1995 relating to her work at Biora with Emdogain. Dr. Gestrelius has also served as a member of the Board of COB since 1993.

      Lars Heijl has served as the Vice President of Clinical Research & Development and Medical Director of Biora since 1996. Dr. Heijl has also acted as a Dental Consultant at Astra Pain Control AB since April 1996. Prior thereto, Dr. Heijl served as a Dental Medical Advisor and Project Leader at Astra Pain Control AB from March 1993 through March 1996 and the Project Leader at Astra Pain Control AB from January 1990 through February 1993. From 1986 to 1989, Dr. Heijl served as Associate Director of Toxicology at Astra Hassle AB. Prior to 1986, Dr. Heijl also held appointments as an Associate Professor in the School of Dental Hygiene and the Department of Periodontology at the University of Gothenburg in Sweden and was an instructor in periodontology from 1975 to 1976 with the Department of General Dentistry at the Eastman Dental Center in Rochester. Dr. Heijl received his D.D.S. from the University of Gothenburg, his M.Sc. in Dental Research from the University of Rochester and his Ph.D. in Odontology from the University of Gothenburg.

      Helen Svahnqvist has served as International Marketing Manager of Biora since January 1, 2000. Prior thereto, Ms. Svahnqvist served as marketing manager for the Nordic area within Biora since 1995. Previosly she has been a pharmaceutical consultant with Jansen-Cilag AB.

      Mikael Sjoblom has served as Vice President, Corporate
Communications, since September 1997. Prior thereto, Mr. Sjoblom filled a similar position in Peab AB construction company, from 1996 to 1997. From 1992 to 1996 Mr. Sjoblom was Chief Information Officer for the Gas, Heating and Service business sectors of the Sydkraft Group.

      Kerstin Palsson has served as Group Controller since March 1997. Prior thereto, Ms Palsson served as Public Accountant with the BDO audit group from October 1980 and as a Chartered Public Accountant from 1986 until February 1997 with the same company.

OTHER KEY PERSONNEL

      NAME                         AGE    POSITION

      Donna Janson (prev. Jenks)   45     President, Biora Inc., USA
      Vartan Gianighian            53     President, Biora S.r.l, Italy
      Ann-Christin Johansson       43     Quality Assurance Manager, Biora AB
      Dirk Jan Braakman            50     President, Biora Benelux Dental
                                            Products B.V., Belgium,
                                            Netherlands and Luxembourg
      Wolfgang Muller         35          General Manager, Germany and Austria

      Donna Janson (prev. Jenks) has been the Chief Executive Officer of Biora USA since August 1996. Prior thereto, Ms. Janson acted as the Vice President of Marketing at Nobel Biocare USA Inc. from 1993 through August 1996, the Vice President and General Manager of the Central Division for Nobelpharma USA from 1991 through 1993 and the National Sales Manager for Nobelpharma Canada Inc. from 1987 through 1991.

      Vartan Gianighian has served as the President of Biora S.r.l., Italy since April 1997. Prior thereto, Mr. Gianighian was the Managing Director of Amgen in Italy from 1996 to 1997. From 1991 to 1995 he was the Executive Vice President of Pharmacia's Pharmaceutical Products division. From 1989 to 1990, he was the Director of the Pharmaceutical Division of Formenti, a family owned Italian company.

      Ann-Christin Johansson has served as Quality Assurance Manager of Biora since 1990 and as a research chemist with Biora since 1988. Prior thereto, Ms. Johansson was employed as a research chemist at Ferring Pharmaceuticals in Malmo. Ms. Johansson holds a Master of Sciences in Chemical Engineering from the University of Lund.

      Dirk Jan Braakman has served as President of Biora Benelux Dental Products B.V. (Belgium, Netherlands and Luxembourg) since July 1995. Prior thereto, Mr. Braakman was a practicing dentist in Italy and The
Netherlands. Mr. Braakman received his dentistry degree from the University of Utrecht.

      Wolfgang Muller was appointed General Manager for Biora GmbH in June 2000. He rejoined Biora after one year in the real estate business. Previous to that he served as Sales and Marketing Director for Biora Germany and Austria for three years.

AUDIT COMMITTEE

      The Company's audit committee consists of three directors who are not officers or employees of the Company ( Svein Eskedal , Bertil Koch and Toni Weitzberg) and generally advises the Company's board of directors in matters relating to the adequacy of the Company's financial reporting and internal controls, reviews the Company's financial statements and other financial information (including information filed with or furnished to the United States Securities and Exchange Commission), consults with and reviews the compensation of the Company's independent auditors and reviews and proposes changes to the Company's accounting and financial reporting policies.

ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS

      The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and officers of Biora as a group for the year ended December 31, 1999:

                                          Salaries,              Pension,
                                       Director's Fees          Retirement
                                         Commissions            and Similar
                                         and Bonuses             Benefits
                                      ----------------       ----------------
                                      SEK in thousands       SEK in thousands

All non-executive directors
  as a group (8 persons)                    1,285                      0

All executive officers as a
  group (7 persons)                         5,668                  2,028
                                      ----------------       ----------------
      Total                                 6,953                  2,028


      In 1999, the Chairman of the Board of Directors received a fee of SEK 150,000, and the non- executive Directors received a fee of SEK 100,000, and the Deputy Director a fee of SEK 50,000. In addition to the director's fee, Bertil Koch received SEK 25,000, Toni Weitzberg SEK 25,000 and Svein
G. Eskedal received SEK 40,000 as compensation for their services as members of the Audit Committee. Lars Hammarstrom received a research and development consultation fee of SEK 205,000 and Eskedal Consult A/S received SEK 190,000 for consultancy assignments.

      Mr. Tomas Hammargren, the President of Biora received SEK 1,200,000 in salary and SEK 346,000 in other benefits in 1999.

MANAGEMENT EMPLOYMENT AGREEMENTS

      The Company has entered into employment agreements with each of Mr. Hammargren, Mr. Agering, Dr. Gestrelius, Dr. Heijl, Mr. Edgren, Mr. Sjoblom and Mrs Palsson. These agreements are continuously in force until terminated by (i) the individual party thereto, at which point the individual would be required to remain employed as an officer of the Company for a period ranging from three to six months or (ii) the Company, at which point the individual would be permitted to remain employed as an officer of the Company for a period ranging from 5 to 18 months. Among other items, these agreements contain non-compete and confidentiality provisions. According to the terms of the non- compete clause, such officers agreed not to conduct any business directly competing with the Company's during the term of the employment agreement (with the exception of Messrs. Heijl and Sjoblom and Mrs. Palsson) and for an additional year thereafter without the Company's prior written consent.

      The Company has guaranteed a loan for Mr. Sjoblom in the amount of SEK 201,000 ($24,806). The guarantee expires upon the termination of the loan on January 31, 2001.

ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

KEY EMPLOYEE INCENTIVE PLAN

      On January 24, 1997, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of SEK 500,000 principal amount of subordinated debentures at an interest rate of 7 percent with 560,000 accompanying warrants to Euroventures Nordica at a premium which reflects the value of the accompanying warrants. On the same date, Biora and Euroventures Nordica entered into an agreement (the "Key Employee Incentive Plan") pursuant to which Euroventures Nordica agreed to offer all the warrants at a price which reflects the premium to officers and other key employees of Biora and certain of its subsidiaries (the "Participants") to provide them with appropriate incentives to encourage them to continue in the employ of Biora and to acquire a proprietary interest in the long-term success of Biora. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 70.00. Under Swedish law a corporation cannot issue warrants separately from debentures, but accompanying warrants may be detached from the debentures. The principal amount of the debentures issued was de minimis in comparison to the estimated value of the attached warrants. As of June 15, 1998, all of the 560,000 warrants issued to Euroventures Nordica had been subscribed for by the Participants. The warrants are exercisable for Ordinary Shares at any time up until January 31, 2001.

      The warrants have been granted to the following board members and employees of the Company:

      NAME                      NUMBER

      Donna Jenks               150,000
      Stina Gestrelius          100,000
      Tomas Hammargren          50,000
      Bengt Sahlberg            50,000
      Lars Heijl                40,000
      Anders Larsson            40,000
      Vartan Gianighian         40,000
      Magnus Pelles             40,000
      Anders Agering            20,000
      Stefan Edgren             10,000
      Mikael Sjoblom            10,000
      Per Lojdquist              4,000
      Kerstin Palsson            3,000
      Mats G. Ringesten          2,000
      Toni Weitzberg             1,000

      Total                   560,000

      All of these 560,000 warrants had been granted by December 31, 1999.

WARRANT PROGRAM

      At a meeting on April 23, 1998, the Company's shareholders approved the issuance of an aggregate of SEK 50,000 principal amount of subordinated debentures with 200,000 accompanying warrants to Biora Option AB (the "Warrant Program"), a wholly-owned subsidiary of Biora, at a premium which reflects the value of the accompanying warrants. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which will reflect the fair market value of the warrant to certain employees of Biora and its subsidiaries (who are determined by the Company's Board of Directors) (the "Participants") to provide them with appropriate incentives to encourage them to continue in the employ of Biora and to acquire a proprietary interest in the long-term success of Biora. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 130.00. Under Swedish law a corporation cannot issue warrants separately from debentures, but accompanying warrants may be detached from the debentures. The principal amount of the debentures issued were de minimis in comparison to the estimated value of the attached warrants. Of the 200,000 warrants issued to Biora Option AB, 71,250 have been subscribed for by 54 employees. All employees in the group, that did not previously hold any options or warrants in the company, were invited to participate in the warrant program. The warrants are exercisable for Ordinary Shares at any time during May 2002.

ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

AGREEMENT WITH ASTRA

      From 1989 through 1992, Astra was a principal shareholder in Biora and participated in the funding of the early research and development of Emdogain. On December 31, 1992, Biora, Astra and certain shareholders of Biora entered into an agreement pursuant to which Astra terminated its commitment to fund the research and development of products relating to Emdogain as well as all licensing agreements which Biora and Astra had previously entered into. Under the terms of the agreement, Astra also transferred all of the Ordinary Shares held by it in Biora to certain other principal shareholders of Biora. As part of the agreement, Astra was granted a royalty, up to and including December 31, 2009, of 2.5 percent of commercial income (other than deductions for VAT and customs duties) from the dental application of two patents held by the Company relating to
Emdogain: "binding-inducing composition" and "composition inducing a binding." The Company will reflect costs incurred pursuant to the terms of the royalty agreement as an expense in its statements of operations. See "Description of Business--Patents and Proprietary Rights."

1994 SHARE ISSUANCE

      In October 1994, the principal shareholders of Biora, including Leif Blomlof, Lars Hammarstrom, Sven Lindskog, Euroventures Nordica, Euroventures Benelux I BV ("EB I"), Euroventures Benelux II BV ("EB II"), Euroventures Switzerland I ("ES I") and Euroventures Switzerland II ("ES II") entered into a shareholders agreement (the "Shareholder Agreement"). Pursuant to the Shareholders Agreement, Biora issued 2,030,000 Ordinary Shares and gave Euroventures Nordica, EB I, EB II, ES and ES II the right of priority to subscribe for such shares. Euroventures Nordica subscribed for 1,110,000 Ordinary Shares, EB II subscribed for 460,000 Ordinary Shares and ES II subscribed for 460,000 Ordinary Shares, each at the subscription price of SEK 2.95 per Ordinary Share. The subscription price for the Ordinary Shares subscribed for by Euroventures Nordica was paid by the cancellation of a portion of the principal amount of loans made by Euroventures Nordica to the Company, and each of EB II and ES II paid for their Ordinary Shares in cash.

1994 ISSUANCE OF CONVERTIBLE NOTES

      In December 1994, Biora issued a convertible note in the principal amount of SEK 1,652,000 to Euroventures Nordica, a convertible note in the principal amount of SEK 678,500 to EB II and a convertible note in the principal amount of SEK 678,500 to ES II. Each of the notes bore interest at a rate of 2 percent over the Bank of Sweden's applicable discount rate. Euroventures Nordica subscribed for its note in exchange for the cancellation of outstanding loans made by Euroventures Nordica to Biora in the principal amount of SEK 1,652,000. Each of EB II and ES II paid cash for their respective notes. The exercise price for the convertible notes was set at SEK 2.95, with the condition that if Biora had not received FDA approval for Emdogain by June 30, 1995, the exercise price would be lowered to SEK 1.62. In January 1996, each of the noteholders converted the entire principal amount of their respective notes at a rate of SEK 1.62 per Ordinary Share, at which time the shareholders forgave accrued interest on the convertible notes. In connection with the conversion, Euroventures Nordica received 1,020,000 Ordinary Shares and EB II and ES II each received 420,000 Ordinary Shares.

1995 SHARE ISSUANCE

      In November 1995, the Company issued 1,666,500 Ordinary Shares at a subscription price of SEK 6.00 per Ordinary Share. Euroventures Nordica subscribed for 1,018,200 Ordinary Shares, the subscription price for which was paid by the cancellation of loans made by Euroventures Nordica to the Company in September and October of 1995. EB I subscribed for 33,600 Ordinary Shares, EB II subscribed for 227,200 Ordinary Shares, ES I subscribed for 33,600 Ordinary Shares and ES II subscribed for 227,200 Ordinary Shares, in each case for cash. The remaining Ordinary Shares were subscribed for by certain officers and consultants to the Company for cash.

LOANS FROM EUROVENTURES NORDICA

      From time to time since Euroventures became a principal shareholder of Biora in 1987, Euroventures Nordica has assisted in the funding of Biora's operations through advances. Through 1994 Euroventures Nordica had advanced funds to Biora aggregating SEK 5 million (less accrued interest), SEK 4.9 million of which was canceled in connection with Biora's issuance of Ordinary Shares and convertible notes in October 1994. As of September 1, 1996, Biora owed an aggregate of SEK 7 million in principal amount to Euroventures Nordica. On September 30, 1996 Euroventures made a conditional contribution to the shareholders' equity of Biora by converting the entire principal amount of and accrued interest on these loans into unrestricted equity. See "Interest of Management in Certain Transactions-- Capital Contribution from Euroventures Nordica."

CAPITAL CONTRIBUTION FROM EUROVENTURES NORDICA

      On September 30, 1996, Euroventures Nordica made a conditional contribution to the shareholders' equity of Biora in the amount of SEK 7,510,052 through the conversion of outstanding loans, including accrued interest, to Biora in the aggregate principal amount of SEK 7,160,419 and accrued interest of SEK 349,633. The amount of the conditional contribution was treated as unrestricted equity. The contribution was made to increase total shareholders' equity as the change in the Company's accounting policy with respect to the capitalization of costs related to the development of Emdogain decreased statutory shareholders' equity. The contribution is deemed "conditional" in that it is to be repaid to Euroventures Nordica only to the extent that the Company has sufficient unrestricted equity otherwise available for dividends, and such repayment is further subject to the approval of any repayment by the general shareholders' meeting of the Company. There can be no assurance, however, that the Company will ever be profitable or that the Company will have sufficient positive unrestricted equity to repay Euroventures Nordica's conditional contribution.

RELATIONSHIP WITH CENTER FOR ORAL BIOLOGY

      In May 1992, Biora entered into a cooperation agreement with COB that expired in December 1995. COB is a foundation that was formed in 1986 by the Karolinska Institute and Stockholm's City Council to carry on research and product development activities in the area of dental therapy and oral biology. Lars Hammarstrom, former president and current director of Biora, was the president of COB through from 1992 though 1997. Due to Dr. Hammarstrom's departure from COB, the Company's has terminated the relationship with COB during 1999.

      Biora is preparing a patent application based on studies of the effects of new protein combinations under the XP20 project. In December, 1997, Biora acquired the patent rights for a new protein patent that formed the basis of the XP20 project from COB. The protein is present during normal tooth development in humans and Biora intends to investigate the potential of this protein combination for use in dental surgery. Biora also relinquished its rights to a patent for a duo-ceramic implant developed by COB in December 1997. The patent was relinquished to enable the Company to focus greater resources on the expansion of its core biology-based products program.

LOCAL HARD TISSUE FORMATION RESEARCH AGREEMENT WITH COB

      In June 1997, the Company and COB entered into an agreement under which COB was to conduct research regarding local hard tissue formation. As a result of the departure of Dr. Hammarstrom from COB, the Company and COB amended the agreement in May 1998. Under the amended agreement, the Company paid or will pay COB for research conducted from July 1997 through December 1998 as follows: SEK 275,000 was paid upon the signing of the amendment, SEK 275,000 on March 31, 1998, and SEK 275,000 was paid on September 30, 1998 (prior to the amendment, Biora was to pay COB SEK 2,050,000 per year for research services).

AGREEMENT REGARDING PREFGEL

      In October 1995, Sven Lindskog ("Lindskog") and Leif Blomlof ("Blomlof"), former officers and shareholders of Biora, entered into an agreement with Biora pursuant to which Lindskog and Blomlof agreed to transfer all intangible rights with respect to PrefGel to Biora. Under the agreement, Lindskog and Blomlof agreed to continue to oversee ongoing clinical trials on PrefGel until the conclusion of such trials and to keep Biora informed about the progress of such trials. As consideration for the transfer, Biora paid a total of SEK 3,730,000 to consultants commissioned by Lindskog and Blomlof upon the completion of clinical trials relating to PrefGel in November 1996.


                                  PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

      Not applicable.


                                  PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

      None.

ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
           SECURITIES

      None.


                                  PART IV

ITEM 17.  FINANCIAL STATEMENTS

      Not applicable as financial statements are provided under Item 18.

ITEM 18.   FINANCIAL STATEMENTS

      See pages F-1 through F-28 included with this Form 20-F.

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS

      (a) The following consolidated financial statements and related schedule, are filed as part of this Annual Report:

                                                                         Page

Index to Consolidated Financial Statements . . . . . . . . . . . . . . .  F-1
Report of Independent Accountants. . . . . . . . . . . . . . . . . . . .  F-2
Consolidated Financial Statements:
Consolidated Statements of Operations for the years ended
         December 31, 1997, 1998 and 1999. . . . . . . . . . . . . . . .  F-3
Consolidated Balance Sheets as of December 31, 1997, 1998
         and 1999. . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-4
Consolidated Statements of Cash Flows for the years ended
         December 31, 1997, 1998 and 1999. . . . . . . . . . . . . . . .  F-6
Notes to the Consolidated Financial Statements . . . . . . . . . . . . .  F-7

      All other schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

      (b)   Documents filed as exhibits to this Annual Report:

      None.



                                 SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 30, 2000                BIORA AB


                                    By:  /s/ Thomas Hammargren
                                       ----------------------------------
                                         Tomas Hammargren
                                         President & CEO


                                    By:  /s/ Anders Agering
                                       ----------------------------------
                                         Anders Agering
                                         Chief Financial Officer





                       INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF BIORA AB AND SUBSIDIARIES

Report of Independent Accountants . . . . . . . . . . . . . . . . . . .  F-2

Consolidated Financial Statements:

      Consolidated Statements of Operations for the years ended
            December 31, 1997, 1998 and 1999. . . . . . . . . . . . . .  F-3

      Consolidated Balance Sheets as of December 31, 1997, 1998
            and 1999. . . . . . . . . . . . . . . . . . . . . . . . . .  F-4

      Consolidated Statements of Cash Flows for the years ended
            December 31, 1997, 1998 and 1999. . . . . . . . . . . . . .  F-6

Notes to the Consolidated Financial Statements. . . . . . . . . . . . .  F-7


                         BIORA AB AND SUBSIDIARIES

                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of BIORA AB

We have audited accompanying consolidated balance sheets of Biora AB and its subsidiaries as of December 31, 1997, December 31, 1998 and December 31, 1999 and the related consolidated statements of operations and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with Swedish and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Biora AB and its subsidiaries at December 31, 1997, December 31, 1998 and December 31, 1999, and the result of their operations and cash flows for the years then ended in conformity with Swedish generally accepted accounting principles.

Generally accepted accounting principles in Sweden vary in some respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations and shareholders' equity as at and for the years ended December 31, 1997, December 31, 1998 and December 31, 1999 to the extent summarized in Note 24 to the consolidated financial statements.

Malmo, Sweden

March 22, 2000



Alf Svensson
Authorized Public Accountant
KPMG Bohlins AB
Member of KPMG International


                   CONSOLIDATED STATEMENTS OF OPERATIONS


                                                 YEAR ENDED DECEMBER 31,
                                       -----------------------------------------------
                                              1997     1998     1999              1999
                                       -----------------------------------------------
                                              SEK      SEK      SEK       U.S. DOLLARS
                                                                            (NOTE 1)

                                        (In thousands except per share amounts)
                                                                           (Unaudited)

Net sales                                  16,499     50,119     73,556          8,649
Cost of goods sold          Note 5         -5,533    -10,864    -15,470         -1,819
                                       -----------------------------------------------
GROSS PROFIT                               10,966     39,255     58,086          6,830

Selling expenses            Note 5        -64,830    -89,622    -90,783        -10,674
Administrative expenses     Note 5        -18,173    -22,133    -18,505         -2,176
Research and development
costs                       Note 4,5      -20,293    -39,980    -41,597         -4,891
Other operating income      Note 6          2,368     42,898      4,001            470
Other operating expenses    Note 6         -2,843     -1,946     -3,007           -354
                                       -----------------------------------------------
LOSS FROM OPERATIONS        Note 2,3      -92,805    -71,528    -91,805        -10,794

Interest income and similar profit/loss
items                                      18,126     11,576      5,231            615
Interest expense and similar profit/loss
items                                        -727         -4        -11             -1
                                       -----------------------------------------------
LOSS BEFORE INCOME TAXES                  -75,406    -59,956    -86,585        -10,180

Income taxes                Note 7           -101        -42       -154            -18
                                       -----------------------------------------------
LOSS BEFORE MINORITY INTEREST             -75,507    -59,998    -86,739        -10,199

Minority interest           Note 8            149          -          -              -
                                       -----------------------------------------------
NET LOSS                                  -75,358    -59,998    -86,739        -10,199
                                       ===============================================

NET LOSS PER ORDINARY SHARE Note 1          -3.66      -2.83      -4.09          -0.48
                                       ===============================================



The accompanying notes are an integral part of these Consolidated Financial Statements.




                         CONSOLIDATED BALANCE SHEET


ASSETS                                            AS OF DECEMBER 31,
------
                                       ----------------------------------------
                                             1997     1998    1999         1999
                                       ----------------------------------------
                                             SEK       SEK    SEK  U.S. DOLLARS
                                                                       (NOTE 1)
                                                    (In thousands)
Long-term assets            Note 9                                  (Unaudited)
----------------
INTANGIBLE ASSETS

Capitalized research and development
costs                                      22,033   19,109  10,514        1,236
Patents                                     5,941    6,228   6,059          712
                                       ----------------------------------------
TOTAL INTANGIBLE ASSETS                    27,974   25,337  16,573        1,949

TANGIBLE ASSETS
Plant and machinery                         1,574    1,937   2,248          264
Equipment, tools, fixtures and fittings     9,829   10,332   8,253          970
Advance payments for tangible assets          165        -     342           40
                                       ----------------------------------------
TOTAL TANGIBLE ASSETS                      11,568   12,269  10,843        1,275

FINANCIAL ASSETS
Other long-term receivables Note 10         2,554    2,571   2,534          298
                                       ----------------------------------------
TOTAL FINANCIAL ASSETS                      2,554    2,571   2,534          298
                                       ----------------------------------------
TOTAL LONG-TERM ASSETS                     42,096   40,177  29,950        3,521
                                       ----------------------------------------

Current assets
INVENTORIES
Raw materials and consumables                 593    1,064   1,200          141
Work in progress                            1,168    1,543   2,761          325
Finished products                             649    1,567   1,214          143
                                       ----------------------------------------
TOTAL INVENTORIES           Note 11         2,410    4,174   5,175          608

CURRENT RECEIVABLES
Accounts receivable - trade Note 12         2,600    6,313   9,281        1,091
Other current receivables   Note 13         1,681    2,417   2,769          326
Prepaid expenses and accrued
income                      Note 14         4,237    7,057   2,757          324
                                       ----------------------------------------
TOTAL CURRENT RECEIVABLES                   8,518   15,787  14,807        1,741

BANK DEPOSITS               Note 15       175,000  148,050  90,000       10,582
CASH AND BANKS              Note 15       111,310   38,998  22,804        2,681
                                       ----------------------------------------
TOTAL CURRENT ASSETS                      297,238  207,009 132,786       15,613
                                       ----------------------------------------

TOTAL ASSETS                              339,334  247,186 162,736       19,134
                                       ========================================

The accompanying notes are an integral part of these Consolidated Financial Statements.




                    SHAREHOLDERS' EQUITY AND LIABILITIES


                                                  AS OF DECEMBER 31,
                                      -----------------------------------------
                                             1997     1998     1999        1999
                                       ----------------------------------------
                                              SEK      SEK     SEK  U.S.DOLLARS
                                                                       (NOTE 1)
                                                    (In thousands)
Shareholders' equity        Note 16                                 (Unaudited)
--------------------
Restricted equity
-----------------
Share capital                                 848      848      848         100
Share premium reserve                     371,976  325,526  222,386      26,148
Other restricted equity                     1,107    1,808      173          20
                                       ----------------------------------------
TOTAL RESTRICTED EQUITY                   373,931  328,182  223,407      26,268
                                       ----------------------------------------

Accumulated loss
Accumulated loss                          -20,638  -54,214   -9,262      -1,089
Net loss for the year                     -75,358  -59,998  -86,739     -10,199
                                       ----------------------------------------
TOTAL ACCUMULATED LOSS                    -95,996 -114,212  -96,001     -11,288
                                       ----------------------------------------
TOTAL SHAREHOLDERS' EQUITY                277,935  213,970  127,406      14,980
                                       ----------------------------------------

PROVISIONS
Provisions for pensions                       143      268      248          29
Other provisions                               56      129      196          23
                                       ----------------------------------------
TOTAL PROVISIONS                              199      397      444          52
                                       ----------------------------------------

Long-term liabilities
Other long-term liabilities Note 18         5,443    5,475    5,505         647
                                       ----------------------------------------
TOTAL LONG-TERM LIABILITIES                 5,443    5,475    5,505         647
                                       ----------------------------------------

Current liabilities
Accounts payable - trade                    5,026    8,742    7,600         894
Other current liabilities   Note 19        40,632    3,508    2,285         269
Accrued expenses            Note 20        10,099   15,094   19,496       2,292
                                       ----------------------------------------
TOTAL CURRENT LIABILITIES                  55,757   27,344   29,381       3,455
                                       ----------------------------------------

TOTAL SHAREHOLDERS' DEFICIT/EQUITY
LIABILITIES                               339,334  247,186  162,736      19,134
                                       ========================================

PLEDGED ASSETS AND CONTINGENT
LIABILITIES                 Note 27

Pledged assets                                None     None     None       None
Contingent liabilities                      17,187   10,415   10,201      1,199



The accompanying notes are an integral part of these Consolidated Financial Statements.




                   CONSOLIDATED STATEMENTS OF CASH FLOWS



                                               YEAR ENDED DECEMBER 31,
                                      -----------------------------------------
                                            1997      1998    1999         1999
                                      -----------------------------------------
                                            SEK       SEK     SEK  U.S. DOLLARS
                                                                       (NOTE 1)
                                                    (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES                                (Unaudited)
Net loss                                 -75,358   -59,998  -86,739     -10,199
ADJUSTMENTS TO RECONCILE NET LOSS TO
NET CASH FLOWS FROM OPERATING ACTIVITIES
Depreciation and amortization              4,377     5,156   5,552          653
Change in capitalized research and
development costs                           -915     2,924   8,595        1,011
Capital loss                                  74        44     221           26
Capital gain                                  -9         -       -            -
Effect of exchange rate changes in other
long-term receivables                          -       -11      49            6
Effect of exchange rate changes in
advances received                          4,900         -       -            -
Prepaid nonrecurring revenue                   -   -39,375       -            -
Change in provisions                         201       167      87           10
Changes in long-term liabilities
concerning option premium received             -         -      30            4
Current tax                                    -         -     154           18
Deferred tax                                 101        41       -            -
Minority interest                           -149         -       -            -
CHANGE IN ASSETS AND LIABILITIES
Accounts receivable - trade               -2,111    -3,405  -3,137         -369
Inventories                                 -759    -1,613  -1,031         -121
Other current assets                       8,023    -3,487   3,707          436
Accounts payable and other current
liabilities                                2,232     5,684   2,908          342
                                      -----------------------------------------
NET CASH USED IN OPERATING ACTIVITIES    -59,393   -93,873  -69,604      -8,184
                                      -----------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                     -12,810    -6,225  -4,024         -473
Proceeds from sales of tangible assets       104       218      32            4
Change in advance payments for tangible
assets                                        57       165    -342          -40
Payments concerning long-term
receivables                                 -319         7     -29           -3
                                      -----------------------------------------
NET CASH USED IN INVESTING ACTIVITIES    -12,968    -5,835  -4,363         -513
                                      -----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of new shares                   372,256        72       -            -
Payments of debt                         -19,090      -123       -            -
Issuance of debt                             123       155       -            -
                                      -----------------------------------------
NET CASH FROM FINANCING ACTIVITIES       353,289       104       -            -
                                      -----------------------------------------
Effect of exchange rate changes on
cash and cash equivalents                     40       342    -277          -33
                                      -----------------------------------------
NET CHANGE IN CASH AND CASH
EQUIVALENTS                              280,968   -99,262  -74,244      -8,729
                                      =========================================

Cash and cash equivalents, beginning
of year                                    5,342   286,310  187,048      21,993
Cash and cash equivalents, end of year   286,310   187,048  112,804      13,263
                                      -----------------------------------------
NET CHANGE IN CASH AND CASH
EQUIVALENTS                              280,968   -99,262  -74,244      -8,729
                                      =========================================

Cash received for interest                12,186     7,716   8,806        1,035
Cash paid for interest                       739         3      11            1
Cash paid for taxes                            -        19      41            5


The accompanying notes are an integral part of these Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK 000s where not otherwise indicated)



-------------------------------------------------------------------------------
Note 1 Basis of presentation
-------------------------------------------------------------------------------

Nature of operations
Biora is a Swedish biotechnology company that develops, manufactures, markets and sells products for treatment primarily of diseases in the mouth. The principal product, Emdogain promotes the regain of tooth-supporting tissues which have been lost due to a periodontal disease. Emdogain is marketed in Europe, North and South America and Asia.

The accompanying Financial Statements present the financial position, results of operations and cash flows of Biora AB (publ) ("Biora") and its subsidiaries (Biora AB and subsidiaries collectively referred to as the "Company") and have been prepared according to the Swedish Annual Accounts Act, which means in accordance with generally accepted accounting principles in Sweden ("Swedish GAAP"). These accounting principles differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See note 23 for a discussion of the principal differences between Swedish GAAP and U.S. GAAP affecting the Company's results of operations and shareholders' equity.

Financial Statements expressed in U.S. dollars
The consolidated financial statements are presented in Swedish kronor ("SEK"), and for the year 1999 are also presented in U.S. dollars, (the latter being) which presentation is unaudited and being presented solely for convenience of the reader, at the rate of SEK 8.5050 = USD 1.00, the Noon Buying Rate of the U.S. Federal Reserve Bank of New York on December 31, 1999. Amounts may not total due to rounding.

Background
From the Company's inception in 1986 through 1995, the Company's activities have been almost exclusively devoted to research and development relating to products for the treatment of periodontal defects caused by periodontal disease. The Company has incurred costs relating to start-up, research and development activities and marketing, the establishment and operation of sales companies in Germany and The Netherlands, and other costs related to the issuance of debt and equity. In addition, the Company has generated certain revenues from packaging products for customers using its freeze-dryer. As of December 31, 1995, Euroventures Nordica I B.V. ("Euroventures Nordica") owned approximately 62% of the voting shares of the Company (after taking into account the conversion of convertible loans into Ordinary Shares in January 1996). In the opinion of management, the accompanying Consolidated Financial Statements of the Company reflect all costs of doing business.

Changes in the accounts
2.5% royalty to Astra on sales of Emdogain (see note 22) has been reclassified from research and development costs to costs of goods sold in 1998, since the royalty expense is directly variable with sales. The comparative figures have been adjusted accordingly. The part of option premiums received, earlier disclosed as current liability, has been disclosed as long-term liability. The comparative figures have been adjusted accordingly.

Consolidation principles
The Consolidated Financial Statements comprise the financial accounts for the Company. The Consolidated Financial Statements have been prepared in accordance with the Swedish Financial Accounting Standards Council's RR 1:96 recommendation. Consolidation has been carried out in accordance with the acquisition accounting method. Inter-company transactions have been eliminated in the consolidation.

Translation of the accounts of foreign subsidiaries
The Company applies the Current Method, which means that the Balance Sheets of the foreign operations have been translated at the average of the buy and sell exchange rates prevailing at the end of the year, and their Statements of Operations have been translated at the average exchange rate for the fiscal year. Resulting translation differences have been recorded directly to shareholders' equity, see note 16.

Revenue recognition
Revenue from the sale of goods is recorded upon delivery.

Cost of goods sold
With Emdogain becoming fully commercially available in 1996 the Company, beginning in 1996, has accounted for production costs as costs of goods sold, with the exception of costs directly related to research and development. Cost of goods sold also includes 2.5% royalty to Astra on sales of Emdogain (see note 22).

Research and development (R&D) costs
R&D costs consist of all costs attributable to the preclinical and clinical divisions in Biora, including product development, costs relating to product registration and costs for clinical studies. R&D costs also include amortization of capitalized R&D costs and patents and depreciation of equipment for R&D purposes.

Capitalized research and development (R&D) costs
The Swedish Accounting Act (bokforingslagen) and Swedish GAAP allow certain research and development costs and costs incurred in the related product approval process to be capitalized if it is probable that the product will generate future economic benefits. The Company has capitalized research and development costs and costs related to the product approval process incurred by the Company in connection with the development of Emdogain, net of revenue from contract sales and research grants. The capitalization of such costs commenced in connection with the completion of clinical studies and the submission of an application by the Company to the Food & Drug Administration (the "FDA") in the United States for approval for sale and production of Emdogain. All R&D costs previously incurred by the Company were charged to the Statement of Operations. The Company reviews the recoverability of the capitalized costs based upon projected future undiscounted cash flows of the related product.

Capitalized costs are amortized over a five-year period, based on the estimated sales revenue beginning in 1996 when Emdogain became fully commercially available.

Research and development costs (other than equipment expense which is capitalized for the purpose of Swedish GAAP) incurred in connection with other products based on the Emdogain technology and to new formulations of Emdogain are expensed as incurred. Product approval costs are expensed as incurred with the exception of certain costs 1997 attributable to the Japanese registration of Emdogain.

Net loss per share
Net loss per Ordinary Share - Basic (i.e., undiluted) is computed by dividing net loss by the weighted average number of Ordinary Shares outstanding for each year (20,571,167 for 1997 and 21,203,800 for 1998 and 1999.) The weighted average number of Ordinary Shares outstanding for each year (i) includes the effect of Ordinary Shares subscribed from the date such shares were paid for and (ii) the effect of the issuance of three bonus shares for each Ordinary Share and a 25:1 split or the Ordinary Shares that occurred prior to December 31, 1996. The effect of the convertible debentures and the Company's Share Options has not been included in the computation of Net loss per Ordinary Shares as it would be anti-dilutive.

Patents
Patents have been reported at original acquisition cost less accumulated amortization. Patents are amortized over the estimated ecomomic life of the product to which the patent refers, which normally exceeds 5 years, beginning when the product becomes fully commercially available. The amortization period does neither exceed 10 years nor does it exceed the period of validity of the various patents.

Machinery and equipment
Machinery and equipment are reported at original cost less accumulated depreciation. Maintenance and repair costs are expensed as incurred. New investments, improvements and major repurchases are capitalized. Machinery and equipment are depreciated over an estimated useful life of five years.

Leasing agreements
The Company leases certain machinery and equipment under operating leases.

Receivables
Receivables are recorded at their expected net realizable value.

Inventories
Inventories are reported at the lower of cost and net realizable value. The "first-in, first-out" ("FIFO") method has been applied for all inventories. Provision has been made for obsolete inventories.

Cash equivalents
The Company considers Cash and banks and Bank deposits to be cash equivalents. The cash equivalents have original maturity of 90 days or less.

Income taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets are recognized to the extent that it is more likely than not that an asset will be realized. Tax legislation in Sweden offers companies the opportunity to defer their current tax liability by making tax deductible allocations to untaxed reserves. See note 7 and 23 (e).

Receivables and liabilities in foreign currency
Assets and liabilities denominated in foreign currencies have been translated at the year-end exchange rate. Currency-hedged balances have been translated at the spot rate when the balance occured with adjustment for the accrued deduction or addition agreed upon in the hedge contract. Exchange gains / losses pertaining to operating assets and liabilities are included in other operating income by 1,488 for 1997, 3,147 for 1998 and 3,987 for 1999 and in other operating expenses by 2,471 for 1997, 547 for 1998 and 2,770 for 1999. Exchange gains pertaining to current financial assets have been included in interest income by 5,047 for 1997, 872 for 1998 and 312 for 1999.

Hedging of future cash flows
Certain expected future cash flows in foreign currency concerning anticipated transactions are hedged using forward exchange contracts. Unrealized gains and losses on such financial instruments that are designated as a hedge are deferred and are recognized as an adjustment of the measurement of the transaction when it actually occurs. It is the policy of Biora to hedge 75% of anticipated, budgeted future cash inflows in foreign currency the following twelve months. Additionally part of the anticipated cash inflows in YEN in the year 2001 has been hedged after decision by the Board of Directors. To avoid currency risks in the net receivables from the subsidiaries (receivables after deduction of write-downs made) the Parent Company has, in accordance with this policy, sold the main part of the net receivables in accordance with forward exchange contracts. The forward exchange contracts prevailing on December ber 31, 1999, had a duration up until March 31, 2000. Due to these forward exchange contracts a deferred exchange loss of 52 as per December 31, 1999, has not affected the net loss. During 1999 budgeted inflows in YEN were hedged by foreign exchange contracts. The corresponding inflows budgeted for the years 2000 and 2001 have been hedged by foreign exchange contracts.

Financial instruments
In order to qualify for deferral accounting of unrealized gains and losses on financial instruments, such instruments must be designated as and effective as a hedge of an underlying asset or liability, firm committment or anticipatory transaction. Management reviews the correlation and the effectiveness of its financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked- to-market with the resulting unrealized gain or loss recorded as foreign exchange gain or loss in the income statement.

It is the Company's policy that terms and contractual maturities of financial instruments that are designed to hedge foreign currency exposures correspond to the terms and, where appropriate, the maturities of the under- lying hedged transactions.

Realized gains and losses that result from the early termination of financial instruments used for hedging purposes are deferred and are included in (i) the determination of the carrying value of the underlying asset or liability in the consolidated balance sheet or (ii) the income statement when the anticipated transaction actually occurs. If an underlying asset or liability is sold or settled, any unrelated financial instrument is then marked- to-market and the resulting unrealized gain or loss is recorded as part of gain or loss on sale or settlement of the underlying item.

Premium paid for the sale of foreign currency are recorded among current receivables or liabilities in the consolidated balance sheet and are amortized as an adjustment of the underlying revenue or expense item.

Foreign exchange rate risk management
Forward exchange contract - Assets and liabilities that are covered by qualifying hedges are translated at the rate specified in the forward exchange contract.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A significant estimate made by management is in respect of the capitalization and amortization of capitalized research and development costs. The Company's accounting policy for the amortization of capitalized research and development costs and the method used by management to periodically assess the recoverability of such costs is described above in this note under caption "Capitalized research and development (R&D) costs". The estimate of future cash flows from the Company's primary product is subject to inherent uncertainties. Significant factors which can affect management's projections of future cash flows include, among other items, the degree of acceptance of the Company's products in the dental community, the pace of significant technological change in the health care industry, the possible development by competitors of more effective technologies and products, the inherent unpredictability of the Company's patent protection for its products and change in government regulations applicable to the Company's products. While the management of the Company believes that its estimate of future cash flows and the estimated economic life of Emdogain used in the determination of the capitalization and amortization of capitalized research and development costs are reasonable, such estimates of future cash flows and the remaining economic life of assets are affected by the factors described above.

Reclassification
Certain amounts in the prior year's financial statements have been reclassified to conform to the current year presentation format.



------------------------------------------------------------------------------
NOTE 2 PERSONNEL
-------------------------------------------------------------------------------


The average number of employees during the respective fiscal year at each working site:
-------------------------------------------------------------------------------


                                    YEAR ENDED DECEMBER 31,
                  ------------------------------------------------------------------
                    1997                    1998                   1999
                  ------------------------------------------------------------------
                  NUMBER OF  Of which     Number of  Of which    Number of  Of which

                  EMPLOYEES     men %     employees     men %    employees     men %



Biora:                   27        32            37        32           40        26
                  ------------------------------------------------------------------
Subsidiaries:
Germany                  13        55            16        51           18        45
Switzerland               -         -             -         -            0        50
U.S.                     16        65            19        61           22        59
Italy                     1       100             2        67            2        50
Netherlands               3        36             2        43            3        47
UK                                                2        21            2         0
                  ------------------------------------------------------------------
Total subsidiaries       33        58            41        54           47        50
                  ------------------------------------------------------------------
CONSOLIDATED             60        47            78        43           87        39
                  ==================================================================




Wages, salaries, other remuneration and social insurance costs during the fiscal year:



                                  YEAR ENDED DECEMBER 31,

                    1997                    1998                   1999
                 -------------------------------------------------------------------
                     WAGES,    Social        Wages,    Social       Wages,    Social
                   SALARIES insurance      salaries insurance     salaries insurance
                  AND OTHER  expenses     and other  expenses    and other  expenses
                    REMUNE- (of which       remune- (of which      remune- (of which
                     RATION   pension        ration   pension       ration   pension
                               COSTS)                  COSTS)                 COSTS)

Biora                12,883     6,344        18,482     9,061       18,712     9,203
                               (2,299)*                (3,485)*               (3,695)*
Subsidiaries         17,447     2,674        24,462     4,083       29,346     4,765
                                 (570)                   (980)                  (897)
                 -------------------------------------------------------------------
Consolidated         30,330     9,018        42,944    13,144       48,058    13,968
                 -------------------------------------------------------------------
                               (2,869)**               (4,465)**              (4,592)**
                 ===================================================================


*523 for 1997, 622 for 1998 and 781 for 1999 of Biora's pension cost refer to the category Board of Directors and President. Biora did not have any outstanding pension obligations neither at December 31, 1997 nor December 31, 1998 nor December 31, 1999.

** 858 for 1997, 1,198 for 1998 and 1,260 for 1999 of the consolidated pension cost refer to the category Board of Directors and President. The consolidated outstanding pension obligations to this category amounted to 143 as at December 31, 1997, 268 as at December 31, 1998, and 248 as at December 31, 1999.

Wages, salaries and other remuneration at each working site distributed between Biora and the Subsidiaries and between Board members, etc., and other employees:



                                    YEAR ENDED DECEMBER 31,
                 -------------------------------------------------------------------
                    1997                    1998                   1999
                 -------------------------------------------------------------------
                   Board of     Other      Board of     Other     Board of     Other
                  Directors  Employees     Directors  Employees   Directors  Employees
                      and                     and                    and
                  President               President              President

Biora:                3,224     9,659         3,224    15,258        3,165    15,547
                 -------------------------------------------------------------------
Subsidiaries:
Sweden                    -         -             -         -           25         -
Germany 1)            1,214     5,358         1,443     7,097        2,600     8,435
Switzerland               -         -             -         -          340       182
U.S.                  1,450     7,266         1,529    10,613        1,623    12,408
Italy                   785         -         1,077       114          972       189
Netherlands             798       515           721       785          843       782
UK                       55         6           331       752            -       947
                 -------------------------------------------------------------------
Total subsidiaries    4,302    13,145         5,101    19,361        6,403    22,943
                 -------------------------------------------------------------------
CONSOLIDATED          7,526    22,804         8,325    34,619        9,568    38,490
                 ===================================================================


1) Severance pay amounting to 1,382 is included in the remuneration to the President in Germany 1999.



Information below regarding benefits expensed for senior executives refers to 1999 and has been reported in accordance with the recommendation of the Swedish Industry and Commerce Stock Exchange Committee.

A fee of 150 has been expensed regarding Per Wahlstroom, Chairman of the Board of Biora.

In addition to the ordinary fee three Board members have received remuneration for their services as members of the Audit Committee of Biora as follows: Svein G. Eskedal 40, Bertil Koch Konsult AB 25, Toni Weitz-berg 25. Additionally Eskedal Consult A/S has received 190 for consultancy assignments and Lars Hammarstroom has received 205 for his contribution to the Company's R&D operations.

The salary expensed for Tomas Hammargren, President of Biora, amounted to 1,200 in 1999. In addition he received pension benefits paid by Biora in accordance with an individual plan prepared by Foorsaakrings AB Skandia.

Future pension benefits are based on the ITP supplementary pension plan for salaried employees, for which the Company expensed 346 in 1999. In accordance with the employment contract, Tomas Hammargren is entitled to severance pay equal to 18 months' salary.

The salary expensed for Anders Agering, Executive Vice President of Biora, amounted to 913 in 1999. In addition he received pension benefits paid by Biora in accordance with an individual plan prepared by SPP Liv. Future pension benefits are based on the ITP supplementary pension plan for salaried employees, for which the Company expensed 288 in 1999. In accordance with the employment contract, Anders Agering is entitled to severance pay equal to one year's salary plus a further six months salary after the age of 50.

Other senior executives employed by Biora are also entitled to a severance pay not exceeding 18 months' salary. Future pension benefits are based on the ITP supplementary pension plan for salaried employees.

SPP has notified Biora of a pensionfee surplus of 446, which has not been included in the accounts for 1999.



-------------------------------------------------------------------------------
NOTE 3 REMUNERATION TO THE AUDITORS OF THE COMPANY
-------------------------------------------------------------------------------


The following remuneration to the auditors of the Company, KPMG, are included in the 1999 Loss from operations:

                                           CONSOLIDATED                Biora

Audit assignments                                   461                  215
Other assignments                                   658                  159
                                           ------------                -----
TOTAL                                             1,119                  374
                                           ============                =====



-------------------------------------------------------------------------------
NOTE 4 RESEARCH AND DEVELOPMENT (R&D) COSTS
-------------------------------------------------------------------------------


In the Statements of Operations, R&D costs have been reported as net amounts, after deductions for costs capitalized during the year, in accordance with the following:



                                                 YEAR ENDED DECEMBER 31,
                                              ------------------------------
                                                   1997       1998      1999
                                              ------------------------------
Total research and development costs             21,207     39,980    41,597
Capitalized research and development costs         -914          -         -
                                              ------------------------------
NET                                              20,293     39,980    41,597
                                              ==============================


In research and development costs 1998 are included SEK 6.3 million in remuneration to Eastham Corporation Ltd in connection with the registration of Emdogain in the U.S.

Concerning progressive amortization of capitalized R&D costs included in research and development costs, SEE NOTE 5.

2.5% royalty to Astra on sales of Emdogain (SEE NOTE 22) has been reclassified from research and development costs to cost of goods sold in 1998. The comparative figures have been adjusted accordingly.



-------------------------------------------------------------------------------
NOTE 5 DEPRECIATION / AMORTIZATION
-------------------------------------------------------------------------------


In the Statements of Operations, the following depreciation / amortization has been included in the cost of goods sold, selling expenses, administrative expenses and research and development costs:



                                                     YEAR ENDED DECEMBER 31,
                                                ----------------------------
                                                   1997       1998      1999
                                                ----------------------------
Cost of goods sold                                  623        724       844

Selling expenses                                  1,499      1,920     2,049

Administrative expenses                             279        309       358

Research and development costs                    1,976      5,128    10,896
                                                ----------------------------
TOTAL                                             4,377      8,081    14,147
                                                ============================


Included in depreciation / amortization accounted for as research and development costs are amortization of capitalized R&D costs amounting to 951 for 1997, 2,924 for 1998 and 8,595 for 1999.

SEE NOTE 9 concerning the distribution of depreciation / amortization between the different kinds of long- term assets.



-------------------------------------------------------------------------------
NOTE 6 OTHER OPERATING INCOME AND OTHER OPERATING EXPENSES
-------------------------------------------------------------------------------


A conditional advance from Seikagaku Corporation, who has been appointed Biora's exclusive distributor of Emdogain in Japan, was received in 1996. The advance amounted to USD 5 million and would have had to be repaid if the Japanese authorities had not registered Emdogain in Japan before the end of June 1999. The advance, SEK 34,475,000, has been recorded for 1996 under Other long-term liabilities. As of December 31, 1997, the advance was reported under Other current liabilities (SEK 39,375,000).

Since Emdogain has been approved for sale in Japan in January 1998, the nonrecurring revenue of SEK 39.4 million is included in the 1998 Other operating income and royalty expense to Astra of SEK 1.0 million on this revenue is included in the 1998 Other operating expenses. With the 1998 approval for sale of Emdogain in Japan the payment is nonrefundable and is not tied to any performance measures or any other contingencies that would require repayment.

Concerning exchange rate differences, SEE NOTE 1.



-------------------------------------------------------------------------------
NOTE 7 INCOME TAXES
-------------------------------------------------------------------------------


The loss before income taxes consists of the following:



                                                 YEAR ENDED DECEMBER 31,
                                             -------------------------------
                                                   1997       1998      1998
                                             -------------------------------
Sweden                                          -40,109   -103,034   -78,465
Biora's write downs / reversals of
write downs regarding the subsidiaries                -     84,827    -9,184
Foreign                                         -35,297    -41,749     1,064
                                             -------------------------------
TOTAL                                           -75,406    -59,956   -86,585
                                             ===============================


Income taxes are distributed as follows:



                                                    YEAR ENDED DECEMBER 31,
                                                ----------------------------
                                                   1997       1998      1999
                                                ----------------------------
CURRENT
Sweden                                                -         21         -
 Foreign                                              -        -22      -154
                                                ----------------------------
Total                                                 -         -1      -154
                                                ============================
DEFERRED
Sweden 1)                                          -395        395         0
Foreign                                             294       -436         -
                                                ----------------------------
TOTAL                                              -101        -42      -154
                                                ============================


1) Deferred tax liability concerning untaxed reserves has been resolved by 430 in 1999. In 1998 this deferred tax liability was netted against deferred tax asset from non utilized tax losses carried forward.


The foreign income taxes are state taxes and federal "Alternative Minimum Tax" in the U S and local tax ("IRAP") in Italy.

Deferred taxes on losses have not been recorded.

A reconciliation of the nominal tax expected, 28 %, compared with the Company's effective tax is shown below:

                                                   YEAR ENDED DECEMBER 31,
                                               -----------------------------
                                                   1997       1998      1999
                                               -----------------------------
Expected income tax benefit 1)                   21,114     16,788    24,244
Effect of:
Difference in tax rates for foreign subsidiaries  5,696      4,365      -369
Losses not currently utilized                   -26,683    -26,035   -28,929
Non-deductible items                               -127     -1,732    -1,273
Non-taxable income                                    -        434         4
Tax amortization                                      -      6,179     6,169
Deferred tax                                       -101        -41         -
                                               -----------------------------
Actual tax according to Statements of Operations   -101        -42      -154
                                               =============================


1) Expected income tax benefit is determined by applying the statutory federal Swedish tax rate of 28% to the net loss before tax.

The Company had tax loss carried forward in The Netherlands, Germany, Italy, UK, Switzerland, U.S. and South Africa, that amounted to 166,718 at December 31, 1999. These tax losses carried forward are, however, still subject to audit and approval by the relevant tax authorities.

The applicable tax rates for the foreign subsidiaries are 35% in The Netherlands, 45% in Germany, 37% in Italy, 31% in UK, 25% in Switzerland, 35% in U.S. and 30% in South Africa. The Company had tax loss carried forward in Sweden that amounted to 178,701 at December 31, 1999. This tax loss carried forward is, however, also subject to audit and approval by the Swedish tax authorities.

Under the tax laws of The Netherlands, Germany, UK, South Africa and Sweden tax loss carried forward do not expire. For Italy the time limit is 5 years, for Switzerland 7 years and U.S. 15 years.



-------------------------------------------------------------------------------
NOTE 8 MINORITY INTEREST
-------------------------------------------------------------------------------


During 1996 a joint company was formed in South Africa by Biora (50%) and Arne and Lena Widerstroom (50%). The minority interest in loss of 149 for 1997 (none for 1998 and 1999) is disclosed as Minority interest. (The minority interest in equity was none for 1997, 1998 and 1999.) The minority interest consisted of Arne and Lena Widerstroom's participation in Biora S.A, Ltd, South Africa.

In September 1998 Biora acquired the remaining 50% of the shares (180,000) in Biora SA Ltd for a price of SEK 0. At the same time the marketing activities in South Africa were transferred to an external distributor.



-------------------------------------------------------------------------------
NOTE 9 ACQUISITION VALUE OF LONG-TERM ASSETS, ETC.
-------------------------------------------------------------------------------


CAPITALIZED R&D COSTS

                                                                              AS OF DECEMBER 31,
                                                                   ---------------------------------
                                                                        1997        1998        1999
                                                                   ---------------------------------
Accumulated acquisition cost, beginning of year                       22,180      23,094      23,094
Capitalization for the year                                              914           -           -
                                                                   ---------------------------------
Accumulated acquisition cost, end of year                             23,094      23,094      23,094
                                                                   ---------------------------------
Accumulated amortization, beginning of year                             -110      -1,061      -3,985
Amortization for the year                                               -951      -2,924      -8,595
                                                                   ---------------------------------
Accumulated amortization, end of year                                 -1,061      -3,985     -12,580
                                                                   ---------------------------------
NET BOOK VALUE, END OF YEAR                                           22,033      19,109      10,514
                                                                   =================================


Patents

                                                                             AS OF DECEMBER 31,
                                                                   ---------------------------------
                                                                        1997        1998        1999
                                                                   ---------------------------------

Accumulated acquisition cost, beginning of year                        5,166       6,376       7,571
Capital expenditures for the year                                      1,225       1,300       1,040
Sales / Disposals                                                          -        -214           0
Translation differences for the year                                     -15         109        -148
                                                                   ---------------------------------
Accumulated acquisition cost, end of year                              6,376       7,571       8,463
                                                                   ---------------------------------
Accumulated amortization, beginning of year                             -268        -435      -1,343
Disposals                                                                  -         214           -
Amortization for the year                                               -167      -1,100      -1,103
Translation differences for the year                                       -         -22          42
                                                                   ---------------------------------
Accumulated amortization, end of year                                   -435      -1,343      -2,404
                                                                   ---------------------------------
NET BOOK VALUE, END OF YEAR                                            5,941       6,228       6,059
                                                                   =================================


Property

                                                                            AS OF DECEMBER 31,
                                                                   ---------------------------------
                                                                        1997        1998        1999
                                                                   ---------------------------------

Accumulated acquisition cost, beginning of year                        2,122           -           -
Capital expenditures for the year                                          -           -           -
Sales                                                                 -2,122           -           -
                                                                   ---------------------------------
Accumulated acquisition cost, end of year                                  0           -           -
                                                                   ---------------------------------
Accumulated depreciation, beginning of year                              -12           -           -
Sales                                                                     32           -           -
Depreciation for the year                                                -20           -           -
                                                                   ---------------------------------
Accumulated depreciation, end of year                                      0           -           -
                                                                   ---------------------------------
NET BOOK VALUE, END OF YEAR                                                0           -           -
                                                                   =================================


PLANT AND MACHINERY


                                                                             As of December 31,
                                                                   ---------------------------------
                                                                        1997        1998        1999
                                                                   ---------------------------------

Accumulated acquisition cost, beginning of year                        2,457       3,911       4,931
Capital expenditures for the year                                      1,498       1,089       1,181
Sales / disposals                                                        -39         -69        -134
Reclassification                                                          -5           -          35
                                                                   ---------------------------------
Accumulated acquisition cost, end of year                              3,911       4,931       6,013
                                                                   ---------------------------------
Accumulated depreciation, beginning of year                           -1,758      -2,337      -2,994
Sales / disposals                                                         39          68          87
Reclassification                                                           5           -         -14
Depreciation of the year                                                -623        -725        -844
                                                                   ---------------------------------
Accumulated depreciation, end of year                                 -2,337      -2,994      -3,765
                                                                   ---------------------------------
NET BOOK VALUE, END OF YEAR                                            1,574       1,937       2,248
                                                                   =================================


Equipment, tools, fixtures and fittings

                                                                             AS OF DECEMBER 31,
                                                                   ---------------------------------
                                                                        1997        1998        1999
                                                                   ---------------------------------

Accumulated acquisition cost, beginning of year                        3,846      13,688      17,463
Capital expenditures for the year                                     10,245       3,967       1,802
Sales / disposals                                                       -345        -441        -688
Reclassification                                                        -118           -         -35
Translation differences for the year                                      60         249         -35
                                                                   ---------------------------------
Accumulated acquisition cost, end of year                             13,688      17,463      18,507
                                                                   ---------------------------------
Accumulated depreciation, beginning of year                           -1,453      -3,859      -7,131
Sales / disposals                                                         80         181         464
Reclassification                                                         122           -          14
Depreciation of the year                                              -2,607      -3,396      -3,586
Translation differences for the year                                      -1         -57         -15
                                                                   ---------------------------------
Accumulated depreciation, end of year                                 -3,859      -7,131     -10,254
                                                                   ---------------------------------
NET BOOK VALUE, END OF YEAR                                            9,829      10,332       8,253
                                                                   =================================



-------------------------------------------------------------------------------
NOTE 10 OTHER LONG-TERM RECEIVABLES
-------------------------------------------------------------------------------


                                                                             AS OF DECEMBER 31,
                                                                   ---------------------------------
                                                                        1997        1998        1999
                                                                   ---------------------------------

Opening balance                                                          123       2,554       2,571
Deposits paid                                                            203           -           -
Deposits repaid                                                         -121         -57         -39
Deposits expensed                                                          -           -         -51
Receivable from employee at sale of Biora's residential property        2300           -           -
Excess pension payments in Germany                                        49          68          68
Translation differences for the year                                       -          19         -15
Reclassification                                                           -         -13           -
                                                                   ---------------------------------
CLOSING BALANCE                                                        2,554       2,571       2,534
                                                                   =================================



-------------------------------------------------------------------------------
Note 11 Inventories
-------------------------------------------------------------------------------


                                                                            AS OF DECEMBER 31,
                                                                   ---------------------------------
                                                                        1997        1998        1999
                                                                   ---------------------------------

Raw materials                                                            611       1,097       1,237
Work in progress                                                       1,204       1,591       2,846
Finished products                                                        662       1,613       1,222
                                                                   ---------------------------------
                                                                       2,477       4,301       5,305
Obsolescence reserve                                                     -67        -127        -131
                                                                   ---------------------------------
TOTAL                                                                  2,410       4,174       5,174
                                                                   =================================


Schedule of movements in the inventory obsolescence reserve in the Biora Group for the years ended December 31, 1997, 1998 and 1999:



Year                        Balance at        Charged       Charged     Additions or    Balance at
                            beginning     (credited) to  (credited) to   Deductions    end of period
                              year          costs and   other accounts
                                            expenses
----------------------------------------------------------------------------------------------------


1997                            48              19             -              -          67
1998                            67              60             -              -         127
1999                           127               4             -              -         131



-------------------------------------------------------------------------------
NOTE 12 ACCOUNTS RECEIVABLE - TRADE
-------------------------------------------------------------------------------


Schedule of movements in allowance for doubtful accounts and reserves in the Company for the years ended December 31, 1997, 1998 and 1999:



                                                         Charged
YEAR                         Balance at  Charged to    (credited)      Additions     Balance
                             Beginning   Costs and      to Other          or        at End of
                             of Period    expenses      accounts      Deductions      period
---------------------------------------------------------------------------------------------

1997                            -                 -             -           -           -

1998                            -               746            35        -127         654

1999                           654               76           -46         -43         641
                                                              (A)         (B)


(A) Foreign exchange differences
(B) Write-offs of bad debts




-------------------------------------------------------------------------------
NOTE 13 OTHER CURRENT RECEIVABLES
-------------------------------------------------------------------------------


                                                      AS OF DECEMBER 31,
                                              ------------------------------
                                                1997        1998        1999
                                              ------------------------------

Deferred taxes                                    41           -           -
Tax receivables                                   15         174         292
V.A.T.                                         1,242       1,866       2,133
Receivables from employees                       133         103          77
Other current receivables                        250         274         267
                                              ------------------------------
TOTAL                                          1,681       2,417       2,769
                                              ==============================



-------------------------------------------------------------------------------
Note 14 Prepaid expenses and accrued income
-------------------------------------------------------------------------------



                                                        AS OF DECEMBER 31,
                                               --------------------------------
                                                   1997        1998        1999
                                               --------------------------------

Prepaid leasing and property rental expenses      1,549       1,226         947
Prepaid insurances                                  673         665         674
Prepaid marketing expenses                          312         626         579
Prepaid travel expenses                               -         112         144
Other prepaid expenses                              810         519         405
Accrued interest income                             893       3,909           8
                                               --------------------------------
TOTAL                                             4,237       7,057       2,757
                                               ================================




-------------------------------------------------------------------------------
Note 15 Cash equivalents
-------------------------------------------------------------------------------


                                                       AS OF DECEMBER 31,
                                               --------------------------------
                                                   1997        1998        1999
                                               --------------------------------

Bank deposits                                   175,000     148,050      90,000
Cash and banks                                  111,310      38,998      22,804
                                               --------------------------------
TOTAL                                           286,310     187,048     112,804
                                               ================================



As at December 31, 1999, the following amounts were invested short-term at a fixed rate of interest:



CURRENCY                               PERIOD                         AMOUNT
Svenska Handelsbanken AB               991230-000330                  80,000

Nordbanken, certificate of deposit     991020-000119                  10,000
                                                                    --------
TOTAL                                                                 90,000
                                                                    ========


As at December 31, 1997, TSEK 175,000 and as at December 31, 1998 TSEK 140,000 plus TUSD 1,000 were invested short-term with Svenska Handelsbanken AB at a fixed rate of interest.

As at December 31, 1999, Biora GmbH had unutilized bank overdraft facilities amounting to TDEM 30.



-------------------------------------------------------------------------------
NOTE 16 SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------


                                                     Restricted Equity                       Accumulated Loss
                                            ----------------------------------------------------------------------
                                                     Share     Other
                                  Number of   Share   premium  restricted  Translation   Accumulated   Translation
                                    shares   capital  reserve    equity    differences      loss       differences          Total
                                  ---------  ----------------------------------------    --------------------------      --------
BALANCE AT DECEMBER 31, 1996     14,206,500    568             44,315          29        -63,920          571            -18,437
Issuance of new shares            6,997,300    280  371,976                                                              372,256
Utilization of
statutory reserve                                             -44,315                     44,315                               0
Equity part of change in
foreign exchange reserve                                        1,016                     -1,016                               0
Change in translation
 differences                                                                   62                        -588               -526
Net loss for the year                                                                    -75,358                         -75,358
BALANCE AT DECEMBER 31, 1997     21,203,800    848  371,976     1,016          91        -95,979          -17            277,935
Adjustment of issue expenses                             72                                                                   72
Disposition of loss in the
Parent Company                                      -46,522                               46,522                               0
Equity part of change in
foreign exchange reserve                                           89                        -89                               0
Change in translation
 differences                                                                  612                      -4,651             -4,039
Net loss for the year                                                                    -59,998                         -59,998
BALANCE AT DECEMBER 31, 1998     21,203,800    848  325,526     1,105         703       -109,544       -4,668            213,970
Disposition of loss
in the Parent Company                              -103,140                              103,140                               0
Equity part of change in
foreign exchange reserve                                       -1,105                      1,105                               0
Change in translation
 differences                                                                 -530             15          690                175
Net loss for the year                                                                    -86,739                         -86,739
-------------------------------------------------------------------------------------------------------------------      -------
BALANCE AT DECEMBER 31, 1999     21,203,800    848  222,386         0         173        -92,023       -3,978            127,406
===================================================================================================================      =======



The par value of an Ordinary Share is SEK 0.04.

The Ordinary Shares are not restricted as to voting power or participation in equity. Restricted equity is not available for distribution of dividends but is required to be held to meet statutory requirements in Sweden.


Distribution of dividends is limited to the lesser of the unrestricted shareholders' equity (unrestricted equity and current period net income) included in either the consolidated or the Biora balance sheets after proposed appropriations to restricted shareholders' equity (capital stock and restricted equity).

As at December 31, 1997, 1998 and 1999 there was no unrestricted equity available for dividends.

In February 1997 a total of 6,997,300 new shares were offered to the general public and institutions. The issue was fully subscribed and generated approximately SEK 372,256,000 after issue expenses, approximately
SEK 280,000 of which has been added to share capital and the remainder has been reported as a share premium reserve within Restricted shareholders' equity.

On January 24, 1997, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of 500 principal amount of subordinated debentures at an interest rate of 7% with 560,000 accompanying warrants to Euroventures Nordica. On the same date, Biora and Euroventures Nordica entered into an agreement (the "Key Employee Incentive Plan") pursuant to which Euroventures Nordica agreed to offer all the warrants to officers and other key employees of the Company. These key employees were required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. All of the 560,000 warrants have been subscribed for. Also non-employee members of the Board of Directors hold warrants.

Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 70.00. Under Swedish law a corporation cannot issue warrants separately from debentures, but accompanying warrants may be detached from the debentures.

The warrants are exerciseable for Ordinary Shares at any time up until January 31, 2001. If all these warrants are fully exercised, the total number of shares outstanding will increase to 21,763,800. SEE ALSO NOTE 18.

On April 23, 1998, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of 50 principal amount of subordinated debentures with 200,000 accompanying warrants to Biora Option AB. On the same date, Biora and Biora Option ABentered into an agreement pursuant to which Biora
Option AB agreed to offer all the warrants at a price which reflects the premium to employees of the Company to provide them with appropriate incentives to encourage them to continue in the employ of the Company and to acquire a proprietary interest in the long-term success of Biora.
Accordingly the employees were required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. Employees of the Company have subscribed for 71,250 (59,750) warrants of this program.

Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 130.00.

The warrants are exerciseable for Ordinary Shares at any time during May
2002. If also all these warrants are fully exercised, the total number of shares outstanding will increase to 21,963,800. SEE ALSO NOTE 18.



-------------------------------------------------------------------------------
NOTE 17 PENSION PLANS
-------------------------------------------------------------------------------


The majority of the Company's employees participate in a state-sponsored multiemployer pension plan that provides defined benefits to its employees as well as certain disability and survivor benefits.

Payments are made through non-participating insurance arrangements.

The Company's pension costs for the years ended December 31, 1997, 1998 and 1999, respectively, are shown in the following table.

                                                YEAR ENDED DECEMBER 31,
                                              -------------------------
                                                1997      1998     1999
                                              -------------------------
Social security                                2,090     2,345    1,452
Swedish national multi-employer plan             678     1,091    1,364
Individual                                     1,653     3,293    3,145
                                              -------------------------
TOTAL PENSION COSTS                            4,421     6,729    5,961
                                              =========================


Payments for individual pensions are also made to insurance companies. The
Company has no further obligations once such payments are made.



-------------------------------------------------------------------------------
NOTE 18 OTHER LONG-TERM LIABILITIES
-------------------------------------------------------------------------------


                                                     AS OF DECEMBER 31,
                                             -------------------------------
                                              1997          1998        1999
                                             -------------------------------
Other long-term liabilities (a)              5,443         5,475       5,505
TOTAL                                        5,443         5,475       5,505


(a) On December 31, 1997, the consolidated liability to the minority owners of Biora SA Ltd amounted to approximately SEK 123,000. This liability has been amortized when Biora acquired the remaining 50% of the shares in September 1998.

    Other long-term liabilities amounting to SEK 5,320,000 as of December
    31, 1997, 1998 and 1999 apply to option premiums received from the warrant program approved in January 1997, 560,000 warrants aa SEK 9.50.

    Other long-term liabilities amounting to approximately SEK 155,000 as of December 31, 1998 and approximately SEK 185,000 as of December
    31,1999, apply to the warrants which so far have been subscribed for by the employees of the Company, 59,750 warrants aa SEK 2.60 as of December 31, 1998 and 71,250 warrants aa SEK 2.60 as of December 31,
    1999.


Biora did not have any interest bearing liabilities neither on December 31, 1997, on December 31, 1998 nor on December 31, 1999.



-------------------------------------------------------------------------------
NOTE 19 OTHER CURRENT LIABILITIES
-------------------------------------------------------------------------------



                                                                        AS OF DECEMBER 31,
                                                               -----------------------------
                                                                   1997        1998     1999
                                                               -----------------------------
Advances received from Seikagaku Corporation                     39,375           -        -
Employee withholding taxes                                        1,146       1,130    1,282
V.A.T.                                                               33         327      418
Accrual accounting of forward cover                                   -       1,977        -
Liabilities to customers                                              -          13      447
Other current liabilities                                            78          61      138
                                                               -----------------------------
TOTAL                                                            40,632       3,508    2,285
                                                               =============================


When Emdogain was approved for sale in Japan in January 1998, the advance was recorded as revenue, SEE NOTE 6.

Biora did not have any interest bearing liabilities neither on December 31, 1997, on December 31, 1998 nor on December 31, 1999.



-------------------------------------------------------------------------------
NOTE 20 ACCRUED EXPENSES
-------------------------------------------------------------------------------



                                                      AS OF DECEMBER 31,
                                               -----------------------------
                                                   1997        1998     1999
                                               -----------------------------
Accrued personnel-related expenses                2,684       4,612    8,879
Accrued administrative expenses                   2,559       1,015    2,604
Accrued R&D costs                                 2,144       3,363    3,794
Accrued marketing expenses                          998       3,187    1,845
Accrued royalty expenses                            407       2,397    1,737
Other accrued expenses                            1,307         520      637
                                               -----------------------------
TOTAL                                            10,099      15,094   19,496
                                               =============================



-------------------------------------------------------------------------------
NOTE 21 OPERATING LEASES
-------------------------------------------------------------------------------


The Company leases certain plants and equipment in accordance with leasing contracts which expire in the beginning of the year 2005. The most material leasing contracts concern rent of offices. The total amount of future minimum rental commitments on December 31, 1999, pertaining to office rental agreements with original or remaining non-cancellable conditions of more than one year's duration are listed below:



           YEAR

           2000                  5,421
           2001                  4,548
           2002                  1,358
           2003                    165
           2004                    165
                                ------
           TOTAL                11,657
                                ======


The corresponding office rent expenses amounted to approximately SEK 5,714,000 for the year ended 1999, approximately SEK 5,259,000 for the year ended December 31, 1998 and approximately SEK 4,236,000 for the year ended December 31, 1997.



The office rental agreements include conditions concerning index regulation of the rent and in some cases regulation of the rent due to increase in direct property expenses and taxes. There are possibilities to prolong all office rental agreements. There are no restrictions in consequence of the office rental agreements.

Remaining leasing contracts concern leasing of cars, copying machines and other office equipment. The total amount of future minimum rental commitments on December 31, 1999, pertaining to car and office equipment leasing agreements with original or remaining non-cancellable conditions of more than one year's duration are listed below.


           YEAR
           2000                 1,372
           2001                   543
           2002                   293
           2003                    87
           2004                    80
           2005                    10
                               -------
           TOTAL                2,385


The corresponding leasing expenses amounted to approximately SEK 2,151,000 for the year ended 1999, approximately SEK 3,029,000 for the year ended December 31, 1998 and approximately SEK 2,135,000 for the year ended December 31, 1997.



-------------------------------------------------------------------------------
NOTE 22 COMMITMENTS
-------------------------------------------------------------------------------


In addition to the agreements concerning operating leases mentioned in NOTE 22, the Company has entered into research and development agreements and agreements concerning purchases of services.

The expenses for these agreements amounted to approximately SEK 14,085,000 for the year ended 1999, approximately SEK 21,395,000 for the year ended December 31, 1998 and approximately SEK 6,342,000 for the year ended December 31, 1997.

The total amount of future expense commitments on December 31, 1999, pertaining to these agreements with original or remaining non-cancellable conditions of more than one year's duration are listed below.



           YEAR
           2000                 10,748
           2001                  4,623
           2002                  1,503
                                ------
           TOTAL                16,874
                                ======


From 1989 to 1992, Astra was a shareholder in the Company and contributed to the financing of the initial research behind and development of Emdogain. On December 31, 1992, Astra, the Company and certain of the Company's other shareholders signed an agreement under the terms of which Astra withdrew from its commitment to finance R&D for products relating to Emdogain, as well as other license agreements between the Company and Astra. As a part of the final settlement with Astra, it was agreed that, until December 31, 2009, Astra would receive a royalty of 2.5% of all commercial revenues (minus deductions for V.A.T. and customs duty) from the dental application areas of the two patents pertaining to Emdogain owned by the Company as at December 31, 1992. For 1999 the above royalty amounted to approximately SEK 1,779,000 (1998 SEK 1,234,000 and 1997 SEK 410,000)
regarding normal sales of Emdogain and to 0 (1998 approximately SEK 1,007,000 and 1997 0) regarding the non-recurring revenue from Seikagaku.

In September 1998 Biora acquired the remaining 50% of the shares in Biora SA Ltd for the price of SEK 0.

Concurrently a royalty agreement with the former minority owners was signed. It was agreed that the former minority owners would receive a royalty of totally 15% of the invoiced sales of Biora to the new external distributor in South Africa during the years 1999-2001 and totally 10% royalty of these sales in the years 2002-2003. For 1999 this royalty amounted to approximately SEK 12,000 (1998 none).



-------------------------------------------------------------------------------
NOTE 23 U.S. GAAP INFORMATION
-------------------------------------------------------------------------------



The accompanying consolidated financial statements have been prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. The following is a summary of the adjustments to the reported consolidated net loss and shareholders' equity that would have been required if U.S. GAAP had been applied instead of Swedish GAAP in the preparation of the consolidated financial statements.


                                                           AS OF DECEMBER 31,
                                            ------------------------------------------------
                                                1997               1998                 1999
                                            ------------------------------------------------
Net loss under Swedish GAAP                  -75,358            -59,998              -86,739
Capitalization of certain R&D costs (a)       -3,897               -856                 -462
Reversal of R&D expenses (b)                   1,774              3,607                9,406
Amortization of patents  ('c)                 -1,328                 -4                    -
Hedging of future cash flows (g)                   -                  -                 -652
                                            ------------------------------------------------
NET LOSS UNDER U.S. GAAP                     -78,809            -57,251              -78,447
                                            ================================================
BASIC EPS (D)
Net loss per Ordinary Share                    -3.83              -2.70                -3.70
                                            ================================================
Net loss per ADS                               -7.66              -5.40                -7.40
                                            ================================================
DILUTED EPS (D)
Net loss per Ordinary Share                    -3.83              -2.70                -3.70
                                            ================================================
Net loss per ADS                               -7.66              -5.40                -7.40
                                            ================================================
Shareholders' equity under Swedish GAAP      277,935            213,970              127,406
Capitalization of certain R&D costs (a)      -24,193            -21,441              -12,497
Amortization of patents (c)                   -1,711             -1,715               -1,715
Conditional shareholders' contribution (f)    -7,510             -7,510               -7,510
Hedging of future cash flows (g)                   -                  -                 -652
Option premiums received (h)                   5,320              5,475                5,505
SHAREHOLDERS' DEFICIT/EQUITY UNDER U.S. GAAP 249,841            188,779              110,537
                                            ================================================


Those differences which have a significant effect on the consolidated net loss and shareholders' equity are described as follows:


(a) Capitalization of Certain R&D Costs

In accordance with Swedish GAAP, the Company has capitalized certain R&D costs. Equipment solely intended for R&D purposes is reported as tangible long-term assets. According to U.S. GAAP, R&D costs are expensed as incurred.

(b) Reversal of R&D Expenses

According to Swedish GAAP, capitalized R&D costs are amortized over their estimated useful lives. Since such costs have been previously expensed for U.S. GAAP purposes, amortization of capitalized R&D costs recorded for Swedish GAAP puposes is reversed in the reconciliation to U.S. GAAP.

(c) Amortization of Patents

The Company commences the amortization of patents when the products relating to the patents are fully commercially available. Under U.S. GAAP amortization of patents should commence at the date of acquisition.

(d) Basic / Diluted EPS

In March 1997 the Financial Accounting Standards Boards ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which established new standards for computing and presenting earnings per share. SFAS No. 128 has been applied in the computation of net loss per Ordinary Share (basic EPS), net loss per ADS and net loss per Ordinary Share (diluted EPS).

Net loss per Ordinary Share has been calculated on the basis of the weighted average number of shares outstanding, 20,571,167 for 1997 and 21,203,800 for 1998 and 1999 respectively.

Net loss per ADS is based upon a ratio of two Ordinary Shares to each ADS.

The impact of options (SEE NOTE 16) has not been taken into consideration, as the effect would be antidilutive.

(e) Income Taxes

The Company does neither account for any deferred tax liability resulting from untaxed reserves nor account for any other deferred taxes, since the amounts concerned are immaterial. The Company has not recorded any deferred tax benefits from tax loss carry forwards and does not have any deferred tax liabilities recognized for Swedish purposes. Under U.S. GAAP, deferred taxes are established on all differences between the book basis and the tax basis of assets and liabilities. Deferred tax assets, which include the tax effect of tax loss carried forward, are reduced by a valuation allowance to the amount that is "more likely than not" to be realized.

There is no effect on earnings or shareholders' equity of the Company due to differences between Swedish GAAP and U.S. GAAP for deferred income taxes. A valuation allowance has been established for U.S. GAAP purposes for all of the Company's gross potential deferred tax assets (including the tax effect of U.S. GAAP adjustments) due to a history of losses from operations of the Company. The following table summarizes the components of the Company's deferred taxes for U.S. GAAP purposes:



                                                              AS OF DECEMBER 31,
                                            ------------------------------------------------
                                                1997               1998                 1999
                                            ------------------------------------------------
GROSS DEFERRED TAX ASSETS:
Tax loss carried forward                      50,513             88,002              110,273
Capitalized costs for tax purposes             6,169              5,351                2,944
                                            ------------------------------------------------
TOTAL                                         56,682             93,353              113,217
Less valuation allowance                     -56,682            -93,353             -113,217
                                            ------------------------------------------------
NET DEFERRED TAX ASSETS                            -                  -                    -
                                            ================================================


(f) Conditional Shareholders' Contribution

The conditional shareholders' contribution increases shareholders' equity under Swedish GAAP. Under U.S. GAAP such shareholders' contribution is classified outside of Shareholders' equity due to the conditional nature of the potential repayment.

(g) Hedging of Future Cash Flows

Under Swedish GAAP unrealized gains and losses on forward exchange contracts that are used to hedge anticipated transactions are deferred and are recognized as an adjustment of the measurement of the transaction when it actually occurs. Under U.S. GAAP such unrealized gains and losses may be deferred only for firm commitments.

(h) Option Premiums Received

Option premiums received are accounted for as long-term liabilities until the options are exercised. Under U.S. GAAP option premiums are disclosed as equity.

(i) Comprehensive Income/loss

                                                                      Accumulated Other
                                                     Comprehensive     Comprehensive
                                                     Income / Loss     Income / Loss
                                                    -----------------------------------


BALANCE AT DECEMBER 31, 1996                                                    600
Comprehensive loss:
Net loss                                               -75,358
Currency translation adjustment                           -526                 -526
                                                    -----------                -----
Total comprehensive loss                               -75,884

BALANCE AT DECEMBER 31, 1997                                                     74
Comprehensive loss:
Net loss                                               -59,998
Currency translation adjustment                         -4,039               -4,039
                                                    -----------                -----
Total comprehensive loss                               -64,037
                                                    ===========

BALANCE AT DECEMBER 31, 1998                                                 -3,965
Comprehensive loss:
Net loss                                               -86,739
Adjustment of currency translation adjustment                -                  -15
Currency translation adjustment                            175                  175
                                                    -----------                -----
Total comprehensive loss                               -86,564
                                                    ==========
BALANCE AT DECEMBER 31, 1999                                                 -3,805
                                                                             ======



-------------------------------------------------------------------------------
NOTE 24 U.S. GAAP CONDENSED INFORMATION
-------------------------------------------------------------------------------


As a result of the U.S. GAAP differences described in NOTE 23, certain statement of operations and balance sheet captions in the Company's Consolidated Financial Statements would be different on a U.S. GAAP basis. The following schedules present the Condensed Consolidated Income
Statements and Balance Sheets of the Company in conformity with U.S. GAAP.



CONDENSED CONSOLIDATED INCOME STATEMENTS - U.S. GAAP BASIS

                                                         YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------
                                                1997               1998                 1999
                                            ------------------------------------------------
Product sales                                 16,499             50,119               73,556
Contract revenue                                 818                224                    -
                                            ------------------------------------------------
TOTAL REVENUES                                17,317             50,343               73,556


Cost of goods sold                            -5,533            -10,864              -15,470
                                            ------------------------------------------------
GROSS PROFIT                                  11,784             39,479               58,086



Selling expenses                             -64,830            -89,622              -90,783
Administrative expenses                      -18,173            -22,133              -18,505
Research and development costs               -23,744            -37,233              -32,653
Other operating income                         1,550             42,674                4,001
Other operating expenses                      -2,843             -1,946               -3,659
                                            ------------------------------------------------
LOSS FROM OPERATIONS                         -96,256            -68,781              -83,513


Interest income                               18,126             11,576                5,231
Interest expense                                -727                 -4                  -11
                                            ------------------------------------------------
LOSS BEFORE INCOME TAXES                     -78,857            -57,209              -78,293


Income taxes                                    -101                -42                 -154
                                            ------------------------------------------------
LOSS BEFORE MINORITY INTEREST                -78,958            -57,251              -78,447


Minoroty interest                                149                  -                    -
                                            ------------------------------------------------
NET LOSS                                     -78,809            -57,251              -78,447
                                            ================================================


CONDENSED CONSOLIDATED BALANCE SHEETS - U.S. GAAP
BASIS

ASSETS                                                     AS OF DECEMBER 31,
                                            ------------------------------------------------
                                                1997               1998                 1999
                                            ------------------------------------------------
Cash and cash equivalents                    286,310            187,048              112,804
Accounts receivable - trade                    2,600              6,313                9,281
Other current assets                           8,328             13,648               10,701
                                            ------------------------------------------------
TOTAL CURRENT ASSETS                         297,238            207,009              132,786
                                            ------------------------------------------------

Patents                                        4,230              4,513                4,344
Property, machinery and equipment - net        9,243              9,937                8,518
Other long-term receivables                    2,719              2,571                2,876
                                            ------------------------------------------------
TOTAL LONG-TERM ASSETS                        16,192             17,021               15,738
                                            ------------------------------------------------

TOTAL ASSETS                                 313,430            224,030              148,524
                                            ================================================


LIABILITIES AND
SHAREHOLDERS' EQUITY                                         AS OF DECEMBER 31,
                                            ------------------------------------------------
                                                1997               1998                 1999
                                            ------------------------------------------------
Accounts payable - trade                       5,026              8,742                7,600
Other current liabilities                     50,731             18,602               22,433
                                            ------------------------------------------------
TOTAL CURRENT LIABILITIES                     55,757             27,344               30,033


Other long-term liabilities                    7,832              7,907                7,954
                                            ------------------------------------------------
TOTAL LONG-TERM LIABILITIES                    7,832              7,907                7,954
                                            ------------------------------------------------

                                            ------------------------------------------------
SHAREHOLDERS' EQUITY                         249,841            188,779              110,537
                                            ------------------------------------------------
                                            ------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   313,430            224,030              148,524
                                            ================================================



-------------------------------------------------------------------------------
NOTE 25 ADDITIONAL U.S. GAAP DISCLOSURES
-------------------------------------------------------------------------------



The Company's single operating segment is research, production and marketing of products for treatment of diseases in the oral cavity. The Company's manufacturing facilities are located in Sweden.


(i) Geographic Segment Information

The following geographic segment data is presented on a U.S. GAAP basis. Sales are reported by location of customer.


                                                        YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------
                                                1997               1998                 1999
                                            ------------------------------------------------
SALES:
Sweden                                         2,184              2,536                2,215
Other Nordic countries                         1,037              2,037                2,544
Germany / Austria                             12,410             27,403               31,204
Switzerland                                      188              1,653                1,781
U.S.                                           8,595             25,865               47,773
Canada, Mexico                                     -                794                1,308
Italy                                          1,432              6,633                8,337
Benelux countries                              1,626              3,535                5,329
U.K.                                             232                860                1,357
Japan                                              -              4,036                6,902
Other countries                                  688              1,138                1,449
Inter-area elimination                       -11,075            -26,147              -36,643
                                            ------------------------------------------------
TOTAL SALES                                   17,317             50,343               73,556
                                            ================================================




                                                          YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------
                                                1997               1998                 1999
                                            ------------------------------------------------
LONG-TERM ASSETS:
Sweden                                        10,674             10,602               10,586
Germany / Austria                                679              1,653                1,470
Switzerland                                       13                  -                    -
U.S.                                           3,315              2,865                2,254
Italy                                            381                471                  337
Benelux countries                              1,068              1,322                1,040
U.K.                                              57                107                   50
Other countries                                    5                  1                    -
                                            ------------------------------------------------
TOTAL LONG-TERM ASSETS                        16,192             17,021               15,737
                                            ================================================


(ii) Export Sales


Export sales from Sweden to unaffiliated customers by destination are as follows:



                                                          YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------
                                                1997               1998                 1999
                                            ------------------------------------------------
Other Nordic countries                         1,037              2,037                2,544
Canada and Mexico                                  -                683                1,308
Greece                                           205                241                  265
U.K.                                             170                 11                    -
Israel                                           124                 31                  231
Japan                                              -              4,036                6,902
France                                            21                688                  320
Spain                                             32                 68                  318
Poland                                             -                 43                  207
Other countries                                   14                 15                  108
                                            ------------------------------------------------
TOTAL EXPORT SALES                             1,603              7,853               12,203
                                            ================================================


(iii) Major Customers

                                                          YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------
                                                1997               1998                 1999
                                            ------------------------------------------------
Customer A                                         -                  -                    -
Customer B                                         -                  -                    -





(iv) Financial Instruments and Risk Management



The Company has operations and assets in a number of countries. Consequently the company's revenues and expenses are affected, when measured in Swedish kronor, by fluctuations in foreign currency exchange rates, primarily to the US dollars (USD), Euro (EUR) and Japanese Yen
(JPY). When the Swedish kronor appreciates against other currencies the Company's income from foreign operations reported in Swedish kronor may decrease. Likewise, when the Swedish kronor declines against other currencies, the Company's profit from foreign operations reported in Swedish kronor may increase. The Company addresses these risks through a risk management program that includes the use of financial instruments. The Company's hedging activities are initiated within the guidelines of risk management policies.


Notional Amounts and Credit Exposure

The notional amounts of off-balance-sheet financial instruments presented in this Note represent fact or contractual amounts and thus are not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the financial instruments, which are related to foreign currency exchange rates.

The Company is exposed to credit related losses in the event that the counterpart to the off-balance-sheet financial instruments do not perform according to the terms of the contract. In the opinion of management, the counterpart to the financial instruments is a creditworthy financial institution and the Company does not expect any significant loss to result from non-performance. The credit exposure of foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the end of each period by the effects of master netting arrangements.


Foreign Currency Risk Management

The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. A substantial portion of the Company's revenues and expenses are denominated in foreign currency. The Company's foreign currency risk arises from fluctuations in foreign currency exchange rates on the value of the Company's sales and purchases in foreign currencies (transaction exposure) and certain financial assets and liabilities (translation exposure). Management regularly reviews the Company's assets and liabilities that are denominated in foreign currency and determines the net amount that is subject to risk adverse foreign currency fluctuations. The Company uses forward foreign exchange contracts to manage its foreign currency risk.

The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management.



                                                               AS OF DECEMBER 31,
                                            ------------------------------------------------------------
                                                1997               1998                 1999
                                            ------------------------------------------------------------
                                            Notional    Credit   Notional    Credit   Notional   Credit
                                             Amount    Exposure   Amount    Exposure   Amount   Exposure
                                                                 (SEK in million)

Forward foreign exchange contracts                 -         -       75           0       41        0



The forward foreign exchange contracts described in the table above are used by the Company primarily to manage its foreign currency risk with respect to anticipated transactions and assets and liabilities denominated in foreign currencies.

The following table summarizes by major currency the contractual amounts of the Company's forward exchange contracts in Swedish kronor. Foreign currency amounts are translated at rates prevailing at December 31, 1999. The "buy" amounts represent Swedish kronor equivalents of commitments to purchase foreign currencies, and the "sell" amounts represent the Swedish kronor equivalent of commitments to sell foreign currencies. Amounts in the table below include forward exchange contracts designed to hedge foreign currency risks from both future cash flows from anticipated transactions and the translation of receivables and liabilities denominated in foreign currencies.


                             AS OF DECEMBER 31,
  --------------------------------------------------------------------
                 1997               1998                 1999
  --------------------------------------------------------------------
                  Buy      Sell      Buy        Sell      Buy     Sell

                               (SEK in million)
   USD             -        -         -          41        -       10
   DEM             -        -         -          27        -        -
   EUR             -        -         -           -        -       10
   JPY             -        -         -           7        -       27
   Total           -        -         -          75        -       47
  ====================================================================




AA + TABELLER

(v) Fair Value of Financial Instruments

FASB Statement No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance-sheet, for which it is practicable to estimate fair value. The Company had no derivative financial instruments in 1997. At December 31, 1998, and at December 31, 1999, the fair value of the Company's financial instruments were insignificant.









(vi) New Accounting Pronouncements

In June 1998, the FASB issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts which are collectively referred to as derivatives, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is currently assessing the effects of adopting SFAS No. 133, and has not yet made a determination of the impact on its financial position or result of operations. SFAS No. 137,"Deferral of the Effective Date of FASB Statement No. 133", issued in June 1999, delays the effective date of SFAS No. 133. Accordingly SFAS No. 133 will be effective for the Company's first quarter of fiscal year 2001.

In June 1999, the Swedish Financial Accounting Standards Council issued Recommendation RR 9, "Income taxes". This recommendation establishes accounting standards for income taxes, including paid taxes and deferred taxes. The Company is currently assessing the effects of adopting RR 9, and has not yet made a determination of the impact on its financial position or result of operations. The RR 9 recommendation will be effective for the Company's first quarter of fiscal year 2001.



-------------------------------------------------------------------------------
NOTE 26 U.S. GAAP STOCK OPTIONS
-------------------------------------------------------------------------------



In October 1995, Euroventures Nordica entered into separate option agreements with certain officers, a former director, consultants and other employees of the Company, pursuant to which Euroventures Nordica granted to such persons options to purchase an aggregate of 990,000 of the Company's Ordinary Shares from Euroventures Nordica. To be entitled to exercise such options, the individuals' that were party to the option agreement had to pay an amount equal to SEK 0.15 for each Ordinary Share subject to an option under the agreement, which amount was payable no later than dates ranging from May to December 1995. The options were exerciseable at any time until March 31, 1997 and the purchase price per Ordinary Share upon exercise of such options ranged from SEK 2.95 to SEK 8.00, payable to Euroventures Nordica upon transfer of such Ordinary Shares to the exercising optionee. The options have been exercised.

On January 24, 1997, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of SEK 500,000 principal amount of subordinated debentures at an interest rate of 7% with 560,000 accompanying warrants to Euroventures Nordica. On the same date, Biora and Euroventures Nordica entered into an agreement (the "Key Employee Incentive Plan") pursuant to which Euroventures Nordica agreed to offer all the warrants to officers and other key employees of Biora and certain of its subsidiaries (the "Participants"). These key employees were required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. All of the 560,000 warrants have been subscribed for. Also non-employee members of the Board of Directors hold warrants. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 70.00. Under Swedish law a corporation cannot issue warrants separately from debentures, but accompanying warrants may be detached from the debentures. The warrants are exerciseable for Ordinary Shares at any time up until January 31, 2001. If all these warrants are fully exercised, the total number of shares outstanding will increase to 21,763,800. SEE ALSO NOTE 16.

On April 23, 1998, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of SEK 50,000 principal amount of subordinated debentures with 200,000 accompanying warrants to Biora Option AB. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which reflects the premium to employees of Biora and its subsidiaries (the "Participants") to provide them with appropriate incentives to encourage them to continue in the employ of the Company and to acquire a proprietary interest in the long-term success of Biora. Accordingly the employees were required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. Employees of the Company have subscribed for 71,250 (59,750) warrants of this program. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 130.00. Under Swedish law a corporation cannot issue warrants separately from debentures, but accompanying warrants may be detached from the debentures. The warrants are exerciseable for Ordinary Shares at any time during May 2002. If also all these warrants are fully exercised, the total number of shares outstanding will increase to 21,963,800. SEE ALSO
NOTE 16.




                                        1997                    1998                         1999
                            ---------------------------------------------------------------------------------
                              Options          Weighted        Options    Weighted       Options     Weighted
                                               Average                    Average                     Average
                                               Exercise                   Exercise                    Exercise
                                               Price                      Price                       Price
                            -----------     ------------  ------------  ----------  ------------  -----------

Outstanding at
beginning of year                   -                 -       560.000       70.00       619.750        75.78

Granted                       560.000             70.00        59.750      130.00        11.500       130.00

Exercised                           -                 -             -           -             -            -

Forfeited                           -                 -             -           -             -            -
                            ----------        ----------    -----------   ---------   -----------   -----------
Outstanding at
 end of year                  560.000             70.00       619.750       75.78       631.250        76.77
                            ==========        ==========    ===========   =========   ===========   ===========
Exerciseable at
 end of year                  560.000             70.00       560.000       70.00       560.000        70.00
                            ==========        ==========    ===========   =========   ===========   ===========

Weighted average
fair value of
options granted
during the year                     -              9.50             -        2.60             -         0.05

                            ==========        ==========    ===========   =========   ===========   ===========


Stockoptions outstanding at December 31, 1999

                                     Options Outstanding                         Options Exercisable
                            -------------------------------------------          --------------------------
                              Options      Remaining     Exercise Price          Options        Weighted
                                                                                                 Average
Exercise price                         Contractual life                                      Exercise Price
                            -------------------------------------------          --------------------------
SEK 70.00                     560.000          1.08           70.00              560.000          70.00
SEK 130.00                     71.250          2.42          130.00

                            ---------                                            --------
                              631.250                                            560.000
                            =========                                            ========


Biora adopted the disclosure provisions of Statement of Financial Accounting Standard 123, "Accounting for Stock-Based Compensation" but continues to measure stock-based compensations cost in accordance with APB Opinion 25 and its related interpretations. If Biora had measured compensation cost for the Biora stock options granted in 1997 and 1998 under the fair value based method prescribed by FASB 123, net loss would have changed to the pro forma amounts set forth below. The employees are required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. Accordingly, under the provisions of FASB 123, no compensation expense results.


Net (Loss)                                                1997               1998            1999
                                                       -------         ----------        --------
Reported                                               (75,358)          (59,998)        (86,739)
Proforma                                               (75,358)          (59,998)        (86,739)


The fair value of the Biora stock options granted to Biora Employees used to compute pro forma net loss disclosures were estimated on the date of the grant using the Black-Sholes options-pricing model based on the following weighted average assumptions by Biora:


                                              1997-02-05         1998-10-19                1999-10-29
                                     ----------------------  --------------------     ------------------
Risk free interest                                5.84%              4.55%                     5.00%
Expected life                                2001-01-31         2002-05-31                2002-05-31
Expected volatility                                 20%                26%                       26%
Expected dividend yield                               0                  0                         0



-------------------------------------------------------------------------------
NOTE 27 PLEDGED ASSETS AND CONTINGENT LIABILITIES
-------------------------------------------------------------------------------



In June 1994, Bioventures NV and Eastham Corporation Ltd. signed an agreement under which Eastham undertook to act as Bioventures NV's non-exclusive authorized agent to handle contacts with the relevant public authorities in the U.S. Regarding Emdogain. As remuneration for the undertaking, if the total sales of products based on the Company's existing patent exceed USD 5 million during a 12-month period, Eastham was entitled to USD 825,000 (approximately SEK 6,685,000) from Bioventures NV. Eastham provided consulting services, with no remuneration other than for direct expenses, to Bioventures NV from 1988 through May 1995, at which time a new company was engaged to act as authorized agent in the U.S. In connection with the liquidation of Bioventures NV, Bioventures BV assumed the commitments described above. In December 1998 Bioventures BV paid USD 825,000 to Eastham Corporation Ltd, SEE NOTE 4.

On September 30, 1996, Euroventures Nordica made a conditional contribution to the shareholders' equity of Biora in the amount of SEK 7,510,052 through the conversion of outstanding loans, including accrued interest, in the aggregate principal amount of SEK 7,160,419 and accrued interest of SEK 349,633. The amount of the conditional contribution was treated as unrestricted equity. The contribution was made to increase total share-holders' equity as the change in the Company's accounting policy with respect to the capitalization of costs related to the development of Emdogain decreased statutory shareholders' equity. The contribution is deemed "conditional" in that it is to be repaid to Euroventures Nordica only to the extent that the Company has sufficient unrestricted equity otherwise available for dividends, and such repayment is further subject to the approval of any repayment by the general shareholders' meeting of the Company.

-------------------------------------------------------------------------------
NOTE 28 ACQUISITIONS OF SHAREHOLDINGS IN SUBSIDIARIES
-------------------------------------------------------------------------------

The wholly owned subsidiary Bioventures B.V., 's-Hertogenbosch, The Netherlands, was established at the year-end 1988. Bioventures B.V. owns the patents regarding Emdogain. The sales company Biora Benelux Dental Products B.V., Amsterdam, The Netherlands, is a wholly-owned subsidiary of Bioventures B.V., that was established in August 1995. The wholly-owned subsidiary of Bioventures B.V. on the Netherlands Antilles has been liquidated.

In October 1995 the wholly owned subsidiary Biora GmbH, Bad Homburg, Germany, was established to market and sell Emdogain on the German and Austrian market.

In August 1996 the wholly owned subsidiary Biora Inc, Chicago, U.S., was established to market and sell the Company's main product on the North American market.

In October 1996 50% of Biora S.A. Ltd., Johannesburg, South-Africa was acquired. In September 1998 Biora acquired the remaining 50% of the shares. SEE NOTE 8.

In April 1997 the wholly owned subsidiary Biora Srl, Milano, Italy, was established to market and sell Emdogain on the Italian market.

In October 1997 the wholly owned subsidiary Biora AG, Zurich, Switzerland, was established to market and sell Emdogain on the Swiss market.

In December 1997 the wholly owned subsidiary Biora Limited, London, U.K., was established to market and sell Emdogain on the markets within Great Britain and Ireland.

In March 1998 the wholly owned subsidiary Biora Option AB was established in connection with the resolution by the general meeting of shareholders in Biora on April 23, 1998, to give the employees of the Company opportunity to subscribe for warrants in Biora. Biora Option AB shall subscribe for, transfer and acquire warrants and other securities issued by the Company.

In February 1999 the wholly owned subsidiary Biora BioEx AB was established for research and development of products for treatment of wounds and infections outside the oral cavity.

-------------------------------------------------------------------------------
NOTE 29 SUBSEQUENT EVENTS
-------------------------------------------------------------------------------

On March 30, 2000, the Company informed that the new formulation of its prinicipal product Emdogain, named EmdogainGel, had been approved for sale in Europe by BSI, British Standards Institution, and in Canada by Health Canada (Santee Canada).