Form 20-F
period 2000-12-31
BIORA AB
filed 2001-07-13
CIK 1030739

As Filed with the Securities and Exchange Commission on July 13, 2001

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 20-F
              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 2000

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

      Yes: |X|                                    No: |_|

Indicate by check mark which financial statement item the Registrant has elected to follow.

      Item 17: |_|                                Item 18: |X|


                              TABLE OF CONTENTS

                                                                           Page

INTRODUCTION
Item 1.         Not Applicable
Item 2.         Not Applicable
Item 3.         Key Information                                               1
                Forward-Looking Statements                                    1
                3.a Selected Historical Financial Information                 1
                3.b Risk Factors                                              3
                3.c Dividends                                                 6
                3.d Exchange Rate Information                                 7
Item 4.         Information on the Company                                    8
                4.a History and development of Biora                          8
                Overview                                                      8
                Business Strategy                                            20
                Market Overview                                              21
                Marketing                                                    22
                4.c Organizational Structure                                 25
                4.d Desription of Property                                   25
                Competition                                                  26
                Intellectual Property                                        26
                Government Regulation                                        28
Item 5.         Operating and Financial Review and Prospects                 30
                Results from Operations                                      31
                Liquidity and Capital Resources                              32
Item 6.         Directors, Senior Management and Employees                   35
                Directors and Senior Management                              35
                Compensation                                                 39
                Employees                                                    41
                Share Ownership                                              41
Item 7.         Major Shareholder and Related Transactions                   41
Item 8.         Financial Information                                        43
Item 9.         The Offer and Listing                                        43
Item 10.        Additional Information                                       46
                10. a  Taxation                                              46
                10. b  Memorandum and Articles of Association                50
                10. c  Material Contracts
                10. d Exchange Controls                                      53
                10. h Documents                                              53
                10. i  List of subsidiaries                                  53
Item 11.        Quantitative and Qualitative Disclosures About Market Risk   54
Item 12.        Not Applicable
Item 18.        Financial Statements
                Consolidated Financial Statements                           F-1
                Condensed Financial Information of Registrant               S-1



INTRODUCTION

Special Note Regarding Forward Looking Statements

         This Annual Report contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are contained in Item 4 Information on the Company and Item 5 Operating Financial Review and Prospects and may be identified by the use of forward-looking terminology such as may, will, intend, expect, anticipate, estimate, believe, plan or other variations thereon or other comparable terminology, and include statements concerning strategies and objectives of management for future operations and assumptions related thereto. These statements are based upon management's current expectations and beliefs concerning future events as they may affect the Company and therefore are subject to numerous uncertainties, many of which are beyond the control of the Company. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, without limitation: (i) the timing and cost involved in the pre-clinical and clinical testing of and obtaining regulatory approval for the Company's products under development, (ii) market acceptance of the Company's technologies and products, (iii) the cost and success of the Company's strategy to expand its own marketing and sales force, (iv) competitive pressures arising from changes in technology or product development, or changes in competitor's pricing for products, (v) changes in the degree of protection created by the Company's patents and other intellectual property rights, (vi) changes in general economic conditions, including inflation or fluctuations in interest or foreign exchange rates, (vii) the ability of the Company to expand its production capabilities and (viii) changes in business strategy.

The Company assumes no obligation to update any particular forward-looking statement in light of future events.

Item 3. Key Information

3.a Selected Historical Financial Information

         The following selected consolidated financial data as at December 31, 1996, 1997, 1998,1999 and 2000 and for each of the years ended December 31, 1996, 1997, 1998, 1999 and 2000 have been derived from, and are qualified by reference to, the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report. The Company's Consolidated Financial Statements are prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. A reconciliation of differences that significantly affect the determination of consolidated results of operations and shareholders' equity as at December 31, 1997, 1998, 1999 and 2000 and for each of the years then ended is set forth in Note 23 of Notes to the Consolidated Financial Statements. The following data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere herein.



                                                         Year Ended December 31,
                                      ---------------------------------------------------------------
                                             1996        1997        1998     1999     2000     2000
                                            (SEK)       (SEK)       (SEK)    (SEK)    (SEK)     $(1)

                                              (In thousands, except per share data) (2) (7)

Income Data:

Swedish GAAP:
       Net sales                            4 561      16 499      50 119   73 556   89 160    8 263
       Cost of goods sold (3)              -4 513      -5 533     -10 864  -15 470  -21 148   -1 960
                                      ---------------------------------------------------------------
       Gross profit                            48      10 966      39 255   58 086   68 012    6 303

       Selling expenses                   -21 220     -64 830     -89 622  -90 783  -78 387   -7 265
       Administrative expenses             -6 956     -18 173     -22 133  -18 505  -25 437   -2 357
       Research and development
         costs(4)                          -6 825     -20 293     -39 980  -41 597  -42 789   -3 966
       Other operating income                 902       2 368      42 898    4 001      643       60
       Other operating expenses            -1 782      -2 843      -1 946   -3 007     -753      -70
                                      ---------------------------------------------------------------
       Loss from operations               -35 833     -92 805     -71 528  -91 805  -78 711   -7 295

Net loss                                  -37 073     -75 358     -59 998  -86 739  -76 149   -7 057
Basic EPS
       Net loss per Ordinary Share(8)       -2,61       -3,66       -2,83    -4,09    -3,59    -0,33
       Net loss per ADS (8)                 -5,22       -7,33       -5,66    -8,18    -7,18    -0,67
Weighted average
shares outstanding(5)                      14 207      20 571      21 204   21 204   21 204   21 204

U.S. GAAP(5):
       Product sales                        4 561      16 499      50 119   73 556   89 160    8 263
       Contract revenue                       526         818         224        -        -        -
                                      ---------------------------------------------------------------
       Total revenues                       5 087      17 317      50 343   73 556   89 160    8 263

       Cost of goods sold (3)              -4 513      -5 533     -10 864  -15 470  -21 148   -1 960
                                      ---------------------------------------------------------------
       Gross profit                           574      11 784      39 479   58 086   68 012    6 303

       Selling expenses                   -21 220     -64 830     -89 622  -90 783  -78 387   -7 265
       Administrative expenses             -6 956     -18 173     -22 133  -18 505  -25 437   -2 357
       Research and development           -11 157     -23 744     -37 233  -32 653  -32 795   -3 039
       costs(4)
       Other operating income                 376       1 550      42 674    4 001      393       36
       Other operating expenses            -1 782      -2 843      -1 946   -3 659     -375      -35
                                      ---------------------------------------------------------------
       Loss from operations               -40 165     -96 256     -68 781  -83 513  -68 589   -6 357

Net loss                                  -41 680     -78 809     -57 251  -78 447  -66 027   -6 119
Basic EPS
       Net loss per Ordinary Share(8)       -2,93       -3,83       -2,70    -3,70    -3,11    -0,29
       Net loss per ADS (8)                 -5,87       -7,66       -5,40    -7,40    -6,23    -0,58
Weighted average
shares outstanding(5)                      14 207      20 571      21 204   21 204   21 204   21 204

Consolidated Balance Sheet Data:

Swedish GAAP:

Cash and cash equivalents                   5 342     286 310     187 048  112 804   53 755    4 982
Total assets                               53 947     339 334     247 186  162 736   91 224    8 454
Long-term borrowings                       19 090       5 642       5 872    5 949    8 167      757
Advances received(6)                       34 475      39 375           -        -        -        -
Shareholders' equity / deficit            -18 437     277 935     213 970  127 406   50 915    4 719

U.S. GAAP:

Total assets                               31 494     313 430     224 030  148 524   86 756    8 040
Shareholders' equity / deficit            -48 400     249 841     188 779  110 537   44 169    4 094

(1) Solely for convenience, krona amounts have been translated into U.S. dollars at the Noon Buying Rate on May 31, 2000 of U.S. $1.00 = SEK 10,7900

(2)      Amounts may not total due to rounding.

(3) The royalty payments to Astra of 2.5 percent on sales of Emdogain has been reclassified starting 1998 as cost of goods sold instead of Research and development cost in previous years. In this presentation all previous years have been adjusted for comparison purposes.

(4) Total research and development costs incurred were SEK 11.2 million, SEK 23.7 million, SEK 37.2 million, SEK 32.7 million and SEK 32,8 million for the years ended December 31, 1996, 1997, 1998, 1999, and 2000 respectively. The royalty payments to Astra of 2.5 percent on sales of Emdogain, has been reclassified from R&D expense to cost of goods sold. In accordance with the Company's accounting principles under Swedish GAAP, a portion of research and development costs were capitalized commencing in 1993. Under U.S. GAAP such amounts would have been expensed as incurred.

(5) The weighted average number of Ordinary Shares outstanding for each year includes (i) the effect of Ordinary Shares subscribed from the date such shares were paid for and (ii) the effect of the issuance of three bonus shares for each Ordinary Share and a 25-for-1 share split of the Ordinary Shares that occurred prior to October 31, 1996. The effect of the convertible debentures has not been included in the computation of loss per Ordinary Share as it would be antidilutive.

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

3.b      Risk Factors

Biora's competitors may develop technologies and products that are more effective than those being developed by Biora.

         Competitors of Biora engaged in all areas of health care in the United States, Europe and Japan are numerous and include, among others, major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. There can be no assurance that Biora's competitors will not succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or which would render Biora's technology and products obsolete and/or non- competitive. Many of Biora's competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company. In addition, many of the Company's competitors have greater experience than Biora in undertaking pre-clinical testing and clinical trials of therapeutic products and obtaining applicable regulatory approvals of such products for use in health care.

         Additionally, competitors of Biora may succeed in obtaining applicable regulatory approvals for other periodontal products more rapidly than Biora. The relative speed with which Biora can develop products, complete clinical testing and obtain regulatory approvals and supply commercial quantities of products is expected to have an impact on Biora's competitive position. If Biora commences significant commercial sales of its products, it will also be competing, with respect to manufacturing efficiency and marketing capabilities, in areas in which it has limited experience. To the extent that other companies succeed in developing similar products that are more effective or are produced and marketed more effectively, the commercial success of Emdogain and other of Biora's products under development may be materially and adversely affected, which could have a material adverse effect upon Biora's business, financial condition, prospects and results of operations. See "Competition."

Technological changes in the treatment of periodontal disease may put Emdogain and the company's other products at a competitive disadvantage.

         Significant resources are being expended to develop new and improved treatment methodologies for the treatment of periodontal disease. Accordingly, the market acceptance and commercial success of Emdogain and Biora's other products will depend not only on its effectiveness but also on the relative safety and effectiveness of alternative treatments or approaches. There can be no assurance that superior treatments for periodontal disease will not be developed by Biora's current competitors or others, or that alternative approaches, including preventative alternatives, will not render Biora's technology or products under development obsolete or non-competitive, any of which could have a material adverse effect on Biora's business, financial condition, prospects and results of operations.

Biora depends on a single manufacturing facility.

         The production activities performed by Biora take place in a single facility located at Biora headquarters in Malmo, Sweden. A major disturbance at Biora's facility in Malmo could result in a prolonged interruption of Biora's business and potential loss of customers and sales, which could have a material adverse effect upon Biora's business, financial condition, prospects and results of operations. See "Description of Property."

Biora dependence on patents and other proprietary technology, and the degree to which such proprietary technology will be protected is unpredictable in many jurisdictions.

         Biora's success will depend in part on its ability to obtain patent protection for its products and processes, to preserve its trade secrets and to operate without infringing or violating the proprietary rights of third parties. As of June 1, 2001, Biora owned five United States patents, three European patents and 77 patents in various other countries. The patent positions of firms involved in the development and manufacture of biology-based products, including Biora, are uncertain and involve complex legal and technical questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the United States Patent Office or enforced by the federal courts. In addition, there can be no assurance that any patents granted to Biora will not be challenged, invalidated or circumvented. Moreover, there can be no assurance that any patent applications filed by Biora will result in patents being issued, or that any patents issued will afford meaningful protections against competitors with similar technology. Litigation, which could result in substantial costs to Biora, may be necessary to enforce any patents issued to Biora or to determine the scope and validity of the proprietary rights of others.

         In addition, competitors of Biora may obtain patents claiming products or processes that are necessary for or useful to the development, use or manufacture of Biora's products. Such competitors can bring legal actions against Biora claiming infringement and seeking damages and injunctive relief. While Biora believes that its current and proposed future activities will not infringe any valid patent heretofore issued, there can be no assurance that such activities will not be challenged in the future, that additional patents containing claims materially constraining the proposed activities of Biora will not be issued or that Biora will not become involved in costly, time-consuming litigation regarding patents, including actions brought to challenge or invalidate Biora's own patent rights. Such litigation or proceedings, if adversely determined, could subject Biora to significant liabilities to third parties, could require Biora to seek licenses from third parties and could prevent Biora from manufacturing or selling its products, any of which could have a material adverse effect on Biora's business, financial condition, prospects and results of operations.

         Biora also relies upon unpatented proprietary manufacturing technology. Biora's proprietary manufacturing technology is generally protected from unauthorized disclosure under confidentiality agreements with the parties involved. No assurance can be given that others will not independently develop substantially equivalent technology or techniques or otherwise gain access to Biora's proprietary manufacturing technology or disclose such technology or that Biora can meaningfully protect its rights with respect to such unpatented proprietary manufacturing technology. In addition, there can be no assurance that these agreements will provide meaningful protection for Biora's proprietary manufacturing technology or adequate remedies in the event of unauthorized use or disclosure of such information. Further, disputes may arise as to the ownership of proprietary rights to the extent that outside collaborators or consultants apply technological information developed independently by them or others to Company projects or apply Company technology to other projects, and, if adversely determined, such disputes could have a material adverse effect on Biora's business, financial condition, prospects and results of operations. The loss of trade secret protection of any of Biora's key proprietary manufacturing technologies would materially and adversely affect Biora's competitive position and could have a material adverse effect on Biora's business, financial condition, prospects and results of operations. See "Intellectual Property."

Biora's products are heavily regulated by government authorities, and there can be no assurance that Biora will not be required to obtain additional regulatory approvals for its current and future products.

Biora's Emdogain and other products are, and its products under development will be, subject to regulation by the FDA and comparable agencies in Europe, Japan and elsewhere around the world. In the United States, the FDA enforces, where applicable, development, testing, registration, clearance or approval, labeling, manufacturing, notification, marketing, distribution, record keeping and reporting requirements for new drugs, medical devices, biologics and cosmetics. Noncompliance with applicable requirements can result in civil penalties, including product recalls, injunctions or product seizure, an inability to import products into the United States, the refusal by the U.S. government to approve or clear product approval applications, the withdrawal of previously approved product applications, and criminal prosecution. Similar remedies exist in other countries in which Biora's products may be sold. While Biora has received European and FDA approval for the marketing of Emdogain and Emdogain Gel as a medical device in Europe and the United States, respectively, there can be no assurance that Biora will be able to comply with additional requirements or that other proposed products that may be developed by Biora will be able to satisfy the current or future requirements and regulations of applicable regulatory authorities. There can be no assurance that government regulations applicable to the Company's products or the interpretation of those regulations will not change, and thereby prevent Biora from marketing some or all of its products temporarily or permanently, the occurrence of which could have a material adverse effect on Biora's business, financial condition, prospects and results of operations. See "Government Regulation."

The testing, marketing and sale of human health care products entail an inherent risk of allegations of product liability, and there can be no assurance that product liability claims will not be asserted against Biora.

         The testing, marketing and sale of human health care products entail an inherent risk of allegations of product liability, and there can be no assurance that product liability claims will not be asserted against Biora. Although Biora currently maintains what management believes to be adequate product liability insurance for its current stage of development, such existing coverage may not be adequate either currently or when Biora pursues further clinical testing of its potential products and commercializes additional products. There can be no assurance that Biora will be able to maintain or increase its current insurance coverage in the future on acceptable terms or that any claims against Biora will not exceed the amount of such coverage or that potential claims will not arise which are not covered by Biora's existing insurance, any of which could have a material adverse effect on Biora's business, financial condition, prospects and results of operations.

Biora's continuing operations may not generate sufficient capital and the company may be required to undertake additional financings, the terms and success of which cannot be assured.

Although Biora anticipates that revenue from sales of Emdogain and its current cash balances will be sufficient to finance the Company's operations through at least 2001, there can be no assurance that the Company will not require additional financing. Based on its current projections regarding its revenues and costs, the company believes that it will break-even, from a cash-flow perspective, in the first quarter of 2002. However, while the company believes that current trends in its revenues and costs support this projection, there can be no assurances that such trends will continue. If the company's revenue and cost structure did not change from their current structure and no additional financing was raised, the company projects that it would run out of cash in the second quarter of 2002. Biora's future liquidity and capital requirements and its revenue and cost structure will depend upon numerous factors, including the extent to which Emdogain gains market acceptance, the timing and cost involved in the clinical testing of and obtaining regulatory approval for its products under development, the cost and success of the Company's strategy to divest or find a partner for Biora BioEx.

         At its annual meeting in May 2001, Biora's shareholders authorized the company's board of directors, if deemed necessary and on market conditions, to increase the company's share capital by a maximum of SEK 220,l00 through a new share issue of up to 5,500,000 shares at a nominal value of SEK 0.04. The company currently does not have specific plans to raise additional financing, although it is exploring options to do so with several banks and investment banks. However, there can be no assurance that the Company, if required, will be able to raise additional financing on acceptable terms, or at all, the failure of either of which could have a material adverse effect upon the Company's business, financial condition, prospects and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

A significant part of Biora's business is conducted through international sales and operations.

         Biora intends to sell its products throughout the world, principally in Western Europe (where Biora has commenced sales of its products), the United States and Japan. A number of risks are inherent in international transactions. International sales and operations may be limited or disrupted by the imposition of governmental controls, regulation of medical devices and products, political instability, trade restrictions, changes in tariffs, and difficulties in managing international operations. There can be no assurance that regulations, geopolitical factors and other factors will not adversely affect Biora's business, financial condition, prospects and results of operations.

Biora has not paid dividends, nor does it intend to for the foreseeable future.

         Biora has not paid any cash dividends on the Ordinary Shares since its inception. Furthermore, Biora does not anticipate paying cash dividends in the foreseeable future.

3.c   Dividends

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

3.d   Exchange Rate Information

         The following table sets forth, for the periods and dates indicated, the exchange rate for the U.S. dollar against the krona based on the Noon Buying Rate.


                                            Krona/Dollar Exchange Rates
                                                (Krona per Dollar)



                                                         Period End       Average(1)         High           Low
                                                       ---------------- --------------- --------------- ------------

               Year ended December 31,
                        1991                               5.5550           6.0456          6.6280        5.4420
                        1992                               7.0790           5.8787          7.1150        5.0885
                        1993                               8.3400           7.8778          8.4835        7.1740
                        1994                               7.4295           7.6654          8.3840        7.0640
                        1995                               6.6290           7.1072          7.5510        6.5045
                        1996                               6.8250           6.7129          7.0300        6.5455
                        1997                               7.9400           7.6446          8.0825        6.8749
                        1998                               8.1030           7.9148          8.1440        7.5800
                        1999                                8.505           8.3007          8.6500        8.6350
                        2000                               9.4440           9.2324         10.1238

                2001 (through May 31)                       10.79

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

Item 4. Information on Company

Business of Biora

4(a)     History and Development of Biora

         Biora AB (publ) is a public company, with indefinite life, incorporated under the laws of the Kingdom of Sweden in 1986. The address of the company's registered office is SE 205 12, Malmo, Sweden.

         Biora has one class of stock-ordinary shares-and had 21,203,800 of such ordinary shares outstanding as of May 31, 2000. Biora conducted an initial public offering of 7,475,000 of its ordinary shares in February 1997. These shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden and on the Nasdaq National Market (in the form of American Depositary Shares) in the United States. At its annual meeting in May 2001, Biora's shareholders authorized the company's board of directors, if deemed necessary and on market conditions, to increase the company's share capital by a maximum of SEK 220,l00 through a new share issue of up to 5,500,000 shares at a nominal value of SEK 0.04.

         The company's principal capital expenditures for the past three years include patent applications SEK 3.6 million ($0.3 million) for 2000, SEK 1.0 million ($0.1 million) for 1999 and SEK 1.3 million ($0.1 million) for 1998.

Overview

         Biora develops, manufactures, markets and sells products primarily for treatment of diseases in the mouth. The overall goal is to use the Company's patented technologies and biological knowledge to develop biology based products primarily for treatment of diseases in the mouth. During 2000, Biora continued to grow the market penetration in North America, Europe and Japan. However, in November, 2000, Seikagaku Corporation, Biora's marketing and sales partner in Japan, recalled all deliveries of Emdogain to comply with the registration authority's guidelines which required the same changes to be made to the production process for deliveries to Japan as had previously been implemented for other markets. In the marketing and operational areas, Biora had, by the end of 2000, launched Emdogain, the Company's principal product, in approximately 30 countries. In 200 the Company begun focusing more on cultivating its existing customers and markets. Simultaneously Biora's efforts in research concerning matrix proteins have continued. This investment has produced results during 1999 and 2000 that indicate some new areas of use for Emdogain and other enamel matrix proteins. In 1999, the U.S. Food and Drug Administration (FDA) approved Emdogain, for use as an adjunct to a minimally invasive surgical technique. The FDA approval indicates that Emdogain could be utilized in conjunction with scaling and root planing for the treatment of periodontal intrabony defects. The approval is for teeth in the "aesthetic zones". While Biora currently is not marketing Emdogain for use in minimally invasive surgical techniques, the Company is evaluating its options for marketing Emdogian for use in conjunction with these minimally invasive surgical techniques. Emdogain Gel, a development of Emdogain was introduced in Europe in June 2000 and the FDA approved Emdogain Gel in January 2001. In the markets where Emdogain Gel has received regulatory approval Biora has replaced the old formulation of Emdogain with Emdogain Gel.

         Emdogain is an innovative treatment for defects caused by periodontal disease based on findings relating to natural tooth development by the founders of Biora in conjunction with the Karolinska Institute, a renowned center for medical research in Stockholm, Sweden. Periodontal disease causes the progressive loss of the supporting soft and hard tissues surrounding the tooth. Emdogain, which is applied in gel form on the tooth-root surface during periodontal flap surgery, promotes the regain of such tooth-supporting tissues and hence reattachment of the tooth. In Biora's controlled clinical trials, use of Emdogain as an adjunct to periodontal flap surgery resulted in significant regain of tooth-supporting tissues as compared to conventional periodontal flap surgery alone. Regain of attachment was observed in patients within the first year of treatment with Emdogain and increased throughout the three-year follow-up period. In addition, Biora believes that Emdogain will provide the Company with a platform to develop new products and indications based on the protein that gives Emdogain its unique properties. Biora submitted a patent application relating to new, positive biological effects of Emdogain-related proteins for wound healing in February 1998 (the "XP11 project"), and pre-clinical studies started in Denmark, Norway and Sweden in 1998. Clinical pilot studies were initiated during 2000. Research in the area of enamel matrix proteins indicates that these proteins can play a large role in the treatment of several disease conditions, both inside and outside the oral cavity. Biora BioEx was formed in the spring 1999 when international patents applications for wound healing with matrix proteins were being submitted. The intention was that Biora BioEx would develop products or indications outside the oral cavity. During 2000, the Swedish Industrial Development Fund granted a conditional loan of Sek 15 million to finance the wound-healing project. The Company intends to divest Biora BioEx or seek collaboration with other companies. Boira's ability to sell or find partner for BioEx on terms and conditions favorable to the company depend on the availability of interested buyers/partners and other market conditions. If these efforts are not successful, alternative strategies will be considered.

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

         Biora is also developing other indications and novel biology-based products, including additional products based on Emdogain technology. These products are at various stages of clinical and pre-clinical development and have yet to be approved by applicable regulatory authorities.

         New dental products/indications

         The Company is currently performing pilot studies in the U.S.
                  with Emdogain for local application to investigate the possibility of restoring lost tooth-supporting structures and accelerate the healing following non surgical treatment of defects caused by periodontal disease. A Swedish study has been completed. The results show that Emdogain has no significantly improved effect of the regeneration of bone and tooth supporting tissues compare to traditional treatment of these mild defects. The studies confirmed the good wound healing features of Emdogain.

         The Company has tested Emdogain WT in clinical trials in Sweden. Final results from the Swedish study are not conclusive. A pilot study using Emdogain in connection with the surgical removal of impacted wisdom teeth has so far shown primarily positive effects on the healing of the wound. Further studies of this indication has been deferred as priority has been given to other indications. Emdogain WT is specifically intended to be used in conjunction with complicated wisdom tooth extractions to eliminate or reduce periodontal lesions that typically afflict neighboring teeth. Based on industry statistics, there are approximately ten million complicated tooth extractions performed annually in the United States.

         The Company has recently completed a series of clinical studies using Emdogain to improve the result in patients with exposed root surface (recession defects). Many people lose part of the gum on the front side of the teeth for example due to an inflammation or an improper tooth-brushing technique. These gum defects often cause increased sensitivity and shooting pains in the teeth.

         The Company is performing studies in the indication dental trauma in order to further strengthen the documentation of this indication and to prepare an application for registration in the US. The dental trauma indication is approved in Europe, Canada and Brazil.

         The Company is also performing preliminary studies with Emdogain to investigate the possibility of using Emdogain in patients with severe periodontal defects between the dental roots, so-called furcation involvement, in a molar with several roots

         The Company has initiated a new project aiming at to develop a new method to preserve the dental pulp. When the dentists removes infected hard tissue during treatment for caries the dental pulp is often exposed, with injury to the pulp as a result. In repeated pre-clinical studies Emdogain has been shown to stimulate formation of hard tissue bridges over the pulp wounds. Development of a new formulation of Emdogain adapted for this indication is under way, and the project is expected to go into clinical phase during the third quarter this year.

         The Company has also initiated another project aiming at to develop a new product for wound healing in treatment of mild periodontitis. Most patients who have a milder degree of periodontal disease are treated by removal of layers of bacteria. And tartar that have collected in periodontal pockets around the affected teeth. This treatment often leads to ulceration along the gum margin and causes the patient discomfort for several days. At the end of year 2000, Biora commenced a project with a new product based enamel matrix protein with good effect on tissue healing. A formulation of this product has been developed and the first pilot studies are expected to begin in the middle of 2001.

         Dry mouth (xerostomia) is like periodontitis, a widespread disease. There is a great need for better ways to help those who are afflicted with this disease. The professors Jorgen Ekstrom and Herbert Helander had in their research found a very innovative method as well as promising pre-clinical and clinical work results. At the beginning of 2000 the Company acquired the rights to their patented discovery that could lead to a new drug for dry mouth. During the first quarter 2001, Biora entered into a license agreement with a British biomedical development company, Medpharma, under which Biora retains the right to develop and market the product to dentists while Medpharma receives the right to develop and market the product to target groups outside the dental area. Under the agreement Biora receives a number of instalments as well as a royalty based on future sales once the drug has been introduced to the market. Biora and Medpharma will collaborate and share development costs for the project up to and including early clinical tests (phase II a). The agreement covers the entire world except Japan.


                  New non-dental projects

         The company submitted a patent application for wound healing with matrix proteins in 1998, and pre clinical studies started in 1998. During year 2000 the Swedish Industrial Development Fund granted a conditional loan of SEK 15 million to finance the wound healing project. The project has advanced through further pre-clinical tests and is now in phase II for the indication venous leg ulcers.

         In new pilot studies Biora has found that certain enamel matrix proteins stimulate local formation of new bone. The continuing work is intended to document the effect and to determine future areas for indications. Biora has submitted an application to participate in a project with four European universities, which among other things is applying for funding within the fifth frame program of the European Commission. The goal is to prove that enamel matrix proteins can be as or even more effective then the growth factors being developed today. The speed of this project is depending on the success of the application for funding.

         Cell studies show that growth of certain cancer cells
                  (carcinoma) is inhibited by Emdogain. The discovery is supported by the knowledge of Emdogain's mechanism of action that Biora has previously reported, that is, that Emdogain promotes growth of connective tissue cells while certain epithelial cell experience so-called programmed cell death. Biora has submitted two applications for global patent protection for the discovery. No clinical study has yet started.

         Given the relatively small number of periodontal specialists and the need for a highly specialized sales force, Biora continues to market and sell its products primarily through its own marketing and sales organization. In 2000, Biora concentrated its resources in markets in which Emdogain has already been introduced to increase penetration in these markets. Since 1997, the Company used a portion of the net proceeds received from the Company's initial public offering of Ordinary Shares in February 1997 (the "IPO") to develop marketing and sales activities in the United States and Europe, and the Company intends to continue using such proceeds to strengthen its marketing and sales activities in especially in the United States, Germany and Japan (through Seikagaku Corporation). Currently, Emdogain is sold through Biora AB and subsidiaries in 14 countries and through distributors in an additional 16 countries and the Company estimates that approximately 250,000 patients have been treated with Emdogain worldwide as of December 31, 2000, as compared to 170,000 patients as of April 30, 2000. In December 2000 a distribution agreement was signed for Switzerland.

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

         Before the original Emdogain is used the dentist mixes both components. Biora's global marketing strategy is to establish Emdogain among specialists in their respective countries in order to subsequently reach out to a broader customer group. Emdogain has since its market launch been delivered as two components, one with the freeze dried protein and the other with a solution, a "gel". To simplify use Biora has developed a new formulation of Emdogain. The product, Emdogain Gel, is stabilized as a premixed gel and filled in a syringe and offers the dentists a simplified solution which is easy to use and saves time for the dentist. Emdogain Gel has been launched in Europe during the second quarter of 2000 and in the US during the first quarter 2001following the approval by FDA in January 2001. Emdogain Gel will replace the original Emdogain in all markets as soon as regulatory approval is available.

         As of December 31 of 2000 approximately 3000 American periodontists have bought Emdogain at least once since its introduction. A total of 670 new customers purchased Emdogain in 2000, and of these, 475 were periodontists. Compared to 1999, Biora has increased the number of customers who have purchased the product at least three times. The share of customers who bought Emdogain at least three times during 2000 was 43% compared to 36% during 1999. Biora's penetration of the U.S. market has initially been hindered by Emdogain receiving less exposure than originally anticipated when it was launched in April 1997, partly as a result of delays in the publication of reviews in industry journals. Biora's sales in the United States increased following publication of the seven articles on Emdogain in The Journal of Clinical Periodontology in September 1997 and the exposure received by Emdogain at the Conference of the American Academy of Periodontology (the "AAP") in October 1997. The single largest marketing activity in the United States is the Annual Meeting of the American Academy of Periodontology.

         Biora began marketing Emdogain in 1996 through its own sales force in Sweden and wholly-owned subsidiaries in Germany and The Netherlands. As of April 30, 2001, Biora's penetration in percent of the estimated total number of flap surgeries performed in each of the markets was approximately ten percent in Sweden and almost seven percent in Germany. In Sweden, approximately 90 percent of the approximately 500 specialist and perioaware customers in the country that treat advanced periodontitis have purchased Emdogain at least once, approximately 70 percent of which have made repeat purchases. Germany is at present the biggest market for Emdogain in Europe. As of December 31, 2000 an increasing number of dentists perform surgical interventions to treat periodontitis in Germany. Sales in Germany began in 1996, and during 1998 sales in Germany and Austria more than doubled compared to 1997. During 2000 Biora GmbH sales decreased by 13 percent over 1999. Importantly, sales during the last quarter 2000 have increased in SEK as well as in local currency compared to Q4 1999, with a sales record in November. Sales increased Q1 2001 was 54% (45% in local currency) compared to the corresponding period of the previous year. Biora had sold Emdogain to approximately 7,000 customer in Germany. The sales development in Germany until the last quarter was lower than expectations. The stagnation of sales on the German market was mainly caused by a defocus and deviation from Biora strategy. Local management was removed at the end of 1999. After a period of refocus and education a new General Manager was appointed in June 2000.

         Biora markets Emdogain (i) through its own sales force in Sweden, Norway and Finland, (ii) through wholly-owned subsidiaries in Germany (covering Germany and Austria), Italy, The Netherlands (covering Belgium, Luxembourg and The Netherlands) the United Kingdom (covering the United Kingdom and Ireland) and the United States, and (iii) through distributors in Denmark, Canada, Japan, Israel, France, Spain, Portugal, Greece, the Czech Republic, Poland, Mexico, Puerto Rico, Brazil, Colombia, South Africa, Taiwan and Switzerland

         The Company believes that its present lead product, Emdogain, offers its customers a more efficacious, cost-effective and convenient solution to the treatment of defects caused by periodontal disease than existing treatments and thereby will serve as an entry vehicle for the Company's other innovative products for the dental therapy market. The key elements of the Company's strategy are to (i) focus on key markets i.e. Germany, US and Japan, (ii) develop new products and indications with a shorter time to market introduction.(iii) divestiture or collaboration for products with non-dental indications.

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

Products and Technology; Research and Development


Research & Development Process

         The emphasis on research and development within Biora continues, both in the search for new biologically based methods and to develop Emdogain for use in treatment of other diseases in the mouth. This emphasis during 2000 is on research projects that support the use of Emdogain and have a shorter time to market introduction.

         The research in enamel matrix proteins, which led to the principle product Emdogain, gives Biora a platform to develop new biology based products to be used both in and outside the mouth. Biora expects that during the year 2001, the company will be able to evaluate the potential benefits of Emdogain in recession type defects and if positive outcome will be shown, to launch the indication later during this year. Two new projects were initiated during the fourth quarter 2000; (i) new treatment to preserve dental pulp and (ii) wound healing in treatment of mild periodontitis. The subsidiary Biora BioEx AB was established to perform research regarding indications outside the mouth, for example wound healing and local bone formation. During 2000, the Swedish Industrial Development Fund granted a conditional loan of SEK 15 million to finance the wound-healing project. The Company intends to divest Biora BioEx or seek collaboration with other companies.

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

          Biora's pre-clinical research consists of three parallel operations:

         Tissue Components. Tissue components-particularly matrix proteins-are prepared and characterized.

         Effects. The biological effects of the product are tested in the laboratory.

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


Products

         The Company currently has two products approved for marketing (Emdogain and PrefGel) and several products and new indications under development. Emdogain was developed by Biora during the period from 1988 to 1995 and the Company intends to expand Emdogain technology to develop and commercialize new formulations as well as new indications for Emdogain. PrefGel is a more tissue-friendly product for conditioning and cleaning tooth surfaces than presently utilized acids and is intended to further strengthen the biology-based approach to periodontal therapy. Another product under development is the xerostomia-project to treat dry mouth.

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


--------------------------------------------------------------------------------------------------------------------

      Products and New
      Indications Under
         Development                   Indication                                   Status
                                                           ---------------------------------------------------------

                                                                  United States               Rest of World
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
          Emdogain            Topical application for the    FDA approval(1) obtained    European approval (the "CE
                              regain of tooth attachment     in September 1996;          Mark") received in June
                              lost                           to periodontal              approval received in January
                                                             disease                     1998, marketing
                                                             marketing                   commenced in April 1998.
                                                             commenced in                Bioras partner in Japan
                                                             the 1995;                   recalled the product in
                                                             marketing                   November 2000 in order to
                                                             commenced                   follow the guidelines
                                                             second quarter              from the regulatory
                                                             of 1997 in                  authorities.
                                                             Europe in
                                                             1996; Japanese
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

         PrefGel(2)          Topical gel that cleans and     FDA amended marketing       CE Mark received February
                             conditions tooth-root           clearance obtained in May   1998; marketing commenced
                             surface                         1998; marketing commenced   second quarter 1998
                                                             in 1998                     Not approved in Japan under
                                                                                         current classification.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

        Emdogain Gel         New formulation of Emdogain     Application submitted to    European approval in March
                             packaged in a ready-to-use      FDA in March 2000. FDA      2000. Launch in June 2000.
                             syringe.                        approval in January 2001    Submisison to Japanese
                                                             and launch in February      regulatory authority Q1
                                                             2001.                       2001.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

        Emdogain WT          New indication of Emdogain      Further studies in this     Clinical trials in Sweden
                             for the treatment of damage     indication have been        completed in 1999. Results
                             caused by complicated           deferred since results      not conclusive. Positive
                             extractions of wisdom teeth     from Swedish trials not     effect on wound healing.
                                                             conclusive.                 Further studies in this
                                                                                         indication have been
                                                                                         deferred
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

   Emdogain Recession type   New indication of Emdogain      Pilot study planned to be   Clinical trials started
           defects           as a local application to       completed mid 2001.         1999. Studies finished
                             treat receded gums                                          during Q1 2001, and results
                                                                                         are now being analyzed
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

  Emdogain Trauma (avulsed   New indication of Emdogain      Clinical trials to further  Market launch in June 2000
           teeth)            for the regain of tooth         strengthen the              at an international Trauma
                             attachment in connection        documentation. began in     convention in Oslo. Studies
                             with reimplantation of          1999 in Canada.             are in progress to further
                             avulsed teeth                                               strengthen the documentation.

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

  Emdogain -Non surgical     Subgingival application of      Clinical trials started    Pilot studies commenced in
cleaning of the dental root  Emdogain to achieve             second half of 1999.       1997. Clinical studies
                             periodontal regain without      Approval received by FDA   ready 2001.The results show
                             surgical intervention           as Minimally Invasive      that Emdogain has no
                                                             surgery in 1999. Clinical  significantly improved
                                                             studies to be finalized    effect on regeneration of
                                                             and results to be analyzed bone and tooth supporting
                                                             during 2001.               tissues compared to
                                                                                        traditional treatment of
                                                                                        these mild defects. The
                                                                                        studies confirmed the good
                                                                                        wound healing features of
                                                                                        Emdogain.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

New EMP based product for    Local application of a new       A formulation of the new  A formulation of the new EMP
 wound healing XP11          EMP based product to accelerate  EMP based product has     based product has been developed,
                             the postoperative healing        been developed.           and the first pilot studies are
                             process following non-surgical                             expected to begin in the middle of
                             treatment                                                  2001.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Emdogain - new method to     New indication of Emdogain                                 Pre-clinical studies show
preserve dental pulp         to stimulate formation of                                  new dentin formation in
                             hard tissue bridges over                                   pulp capping and pulpotomy
                             the pulp wounds                                            and the project is expected
                                                                                        to go into the clinical
                                                                                        phase during Q3 2001.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Xerostomia project           Local application to treat                                 The development of a
                             dry mouth disease                                          formulation is in final
                                                                                        phase and early clinical
                                                                                        studies are in progress
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) Specifically, the FDA-approved indication for use appearing on Emdogain's package insert reads as follows: Emdogain is intended as an adjunct to periodontal surgery for topical application onto exposed surfaces to treat intrabony defects without furcations resulting from loss of tooth support due to moderate or severe periodontitis.

         Under the XP11 project, Biora has submitted several patent applications relating to new, positive biological effects of Emdogain-related proteins for wound healing in February 1998, and pre-clinical studies have been performed in the Scandinavian countries (Denmark, Norway and Sweden) since 1998. In December 1997, Biora acquired the patent rights for a new protein patent that formed the basis of the XP20 project from the Center for Oral Biology ("COB"), a research foundation formed in 1986 by the Karolinska Institute in Stockholm, Sweden. The protein is present during normal tooth development in humans and Biora continuous to investigate the potential of this protein combination for use in dental surgery.


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


Emdogain Gel

         Emdogain Gel is a stabilized formulation of Emdogain dissolved in the vehicle. Thus, the product can be shipped and stored in a pre-packed ready-to-use applicator. The actual indication is identical to that for Emdogain. Biora believes that Emdogain gel is more simple and user-friendly than Emdogain, enhancing the appeal of the product to practitioners, especially in "first-use" situations. The Company has received approval in Europe and in the US to market Emdogain Gel. Biora has conducted clinical trials in Europe, which were completed in the beginning of 1999. Emdogain Gel has been launched in Europe during April - June 2000 and in February 2001 in tyhe US. In Japan, Emdogain Gel was submitted to the regulatory authorities during Q1 2001.


Emdogain WT

         Emdogain WT involves the use of Emdogain for a new indication--complicated wisdom tooth extractions. Through evolutionary processes jaw bones are becoming smaller, resulting in less room for wisdom teeth. As a consequence, normal eruption of wisdom teeth is hindered and the teeth must often be extracted. Despite successful completion of this complicated form of surgery, periodontal pockets often form on the adjacent surface of the neighboring second molar. Emdogain WT, applied in conjunction with surgical extraction of an impacted wisdom tooth, may eliminate or at least reduce the development of neighboring periodontal pockets. Biora has completed clinical trials for Emdogain WT in Sweden during 1999. Based on the results from the trials in Sweden showing primarily positive effects on the healing of the wound further studies of this indication have been deffered as priority has been given to other indications.


Emdogain - Recession Type Defects

         Biora is developing a new indication of Emdogain as a local application to treat receded gums. In many people, gum tissue recedes to expose the root surface of teeth (often on teeth at the front of the mouth). These gum defects, known as "recession defects", many times are caused by gum inflammation or incorrect or excessively hard tooth-brushing. Biora has been conducting multi-center clinical trials in Sweden, Belgium, The Netherlands and Germany to determine if the surgical procedure used to cover exposed root surfaces has a better effect when conducted in conjunction with the use of Emdogain. The twelve-month follow-up was completed during Q4 2000 and the results are now being analyzed. Biora started clinical trials in the United States in 1999 and results are expected in the middle on 2001.


Emdogain Trauma (evulsed teeth)

         Biora is developing a new indication of Emdogain for the regain of tooth attachment in connection with re-implantation of avulsed teeth (i.e., teeth that have been dislodged completely without breaking). Biora received the CE Mark to market Emdogain Trauma in 1995, and started clinical trials in Canada in 1999. The indication was launched to the European and Canadian markets during an international Trauma convention in Oslo in June 2000. Further studies are in progress to further strengthen the documentation of this indication and to prepare an application for registration in the U.S.


Emdogain -  Non-surgical cleaning of the dental root

         Emdogain was approved in 1999 in the U.S. as an adjunct treatment in mild periodontitis in the area of the front teeth. The American Food and Drug Administration approved Emdogain for use with minimal invasive periodontal surgery. This means that Emdogain can be used in connection with conventional treatment of periodontitis, such as scaling and root planing to treat periodontal intrabony defects in aesthetic zones to optimize tissue height. Biora intends to further document the use of Emdogain in conjunction with different types of manual and mechanical "scaling and root planing". This documentation is expected to be finished for evaluation in during 2001.


Wound healing in treatment of mild periodontitis

         When Emdogain was launched in Europe in 1996 the company received reports from periodontists that wounds from oral surgery healed more quickly. Since then, similar observations were reported from all new markets where Emdogain were launched. Subsequently, the study of Emdogain's wound healing effect has become an important pre-clinical project for Biora.

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

         Continued work with wound healing indications outside the oral cavity is conducted by Biora's subsidiary Biora BioEx AB.

         Biora is presently in the early stages of testing the local application of Emdogain to accelerate the postoperative healing process following non surgical treatment of mild periodontitis. Pilot studies commenced in Europe in 1997 and clinical trials commenced in Europe in 1998. Clinical trials commenced in 1999 in the United States.

At the end of last year, Biora commenced a project with a new product based on enamel matrix protein with a potential for a good effect on soft tissue healing. A formulation of this product has been developed and the first pilot study are expected to begin in the middle of 2001.


Emdogain - new method to preserve dental pulp (endodonthics)

         Biora is presently developing an Emdogain-based product for use in connection with Endodontics. When the dentists removes infected hard tissue during treatment for caries the dental pulp is often exposed, with injury to the pulp as a result. In repeated pre-clinical studies Emdogain has been shown to stimulate formation of hard tissue bridges over the pulp wounds. The project is expected to go into clinical phase during the third quarter this year. Pilot studies commenced in Sweden in 1996 and clinical trials started in 2000. Interest has also been shown in the possibility of using Emdogain with conventional root canal filling.


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

         During the first quarter 2001, Biora entered into a license agreement with a British biomedical development company, Medpharma, under which Biora retains the right to develop and market the product to dentists while Medpharma receives the right to develop and market the product to target groups outside the dental area. Under the agreement Biora receives a number of instalments as well as a royalty based on future sales once the drug has been introduced to the market. Biora and Medpharma will collaborate and share development costs for the project up to and including early clinical tests (phase IIa). The license agreement covers the entire world except Japan.


Research and Development Organization and Collaborative Agreements

         Biora's present research laboratory, which was opened in Malmo, Sweden in December 1997, is equipped for biochemistry, molecular biology and cell biology research. As of April 30, 2001, Biora employed thirteen biochemists, eight of whom have completed their doctoral theses. The biochemists at the Malmo facility also conduct studies in close cooperation with the Experimental Laboratory of the University Hospital in Malmo, Sweden, the University of Oslo, Norway, the University of Leeds, U.K. and the University of Ulm, Germany. The research network within oral biology also includes other universities in Europe, U.S.A., Japan and Australia.

         The Company's expenditures on research and development, including expenditures related to clinical trials and costs in connection with product approvals, amounted to SEK 37.2 million ($4.4million), SEK 32.7 million ($3.8million) and SEK 32,2 million ($ 3.0 million) in 1998, 1999 and 2000, respectively. However, the majority of the Company's research and development activities are conducted in collaboration with third parties.

         Biora's pre-clinical research has historically been performed in close collaboration with research institutions affiliated with the Karolinska Institute in Stockholm, Sweden. The basis for the Company's principal product, Emdogain, was research findings by scientists at the Karolinska Institute, primarily Dr. Hammarstrom. Pursuant to an agreement with COB (Centre of Oral Biology), Biora has the rights to commercialize the results of all COB research in return for royalties. Dr. Hammarstrom left his position as Director of COB in 1998. Most of the Company's collaboration efforts have been with Dr. Hammarstrom, who currently gives the Company's research organisation support from his position as Director of the Board in the Company. Pre-clinical research cooperation agreements were entered into with the University of Michigan in the United States, the University of Leeds in the United Kingdom, the University of Queensland in Australia and the University of Ulm in Germany.

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

         Biora submitted a patent application relating to new, positive biological effects of Emdogain-related proteins for wound healing in February 1998, and supplementary information from pre-clinical studies were added to final application in February 1999 under the wound healing project and clinical studies started in the second half of 2000.

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

Business Strategy

BIORA develops, manufactures and sells pharmaceutical products to dentists and dental hygienists so that patients with dental diseases can regenerate or retain their dental health and esthetics. In this way Biora creates added value for its customers, and through long term sales and profit development added value is also created for its owners.

Objectives

Biora's goal is to be a market leader within the area of pharmaceutical products that are used to treat or mitigate dental diseases. Biora's target group is dentists and dental hygienists in key markets. Research and development will be concentrated on dental indications that can be expected to expand the use of Emdogain and that can be expected to have a short time to market introduction.

Emdogain Gel - Biora's platform

Emdogain Gel, a further development of Emdogain that offers a simpler and less time consuming treatment, is Biora's principal product and the platform on which Biora will build its business. The product offers dentists a ready mixed product that like Emdogain regenerates a natural tooth supporting structure. It was launched in Europe during June 2000 and has had a positive reception. A registration of Emdogain Gel in the U.S. was received in January 2001. The Japanese authority views favorably an accelerated registration process for this product, and a registration is expected during 2001.

Focus on key markets

The U.S., Germany and Japan together make up 75 per cent of Biora's total sales. In the U.S. and Germany Biora will have complete marketing organizations to be able to effectively cultivate the target groups and attain a strong position. These marketing companies will also be able to market and sell other products in Biora's future product portfolio. In Japan Emdogain is marketed and sold by Biora's Japanese partner, Seikagaku Corporation. Biora has the ambition to first secure a strong position in several important key markets and then to expand to other markets.

Focus on established customers with large sales potential

Experience with Emdogain and Emdogain Gel shows that customers who learn to use the product correctly and who have used it repeatedly are very satisfied with the results of treatment. The emphasis of the work is to get them to increase their use of Emdogain Gel. Through expanding the indications for Emdogain, these customers will be able to use the product on more and more patients.

Focus of clinical research on new indications for Emdogain Gel

Research and Development within Biora will be concentrated on dental indications that can be expected to expand the use of Emdogain Gel such as surgical treatment of exposed dental roots or to restore a lost tooth supporting structure in connection with mechanical treatment of the dental root.

Divestiture or collaboration for products within non-dental indications

As a step in focusing the business, Biora intends to divest or find an alliance partner for Biora BioEx, that is, that part of the R&D portfolio that is directed towards products within non-dental indications. Several interesting indications for enamel matrix proteins, such as healing of chronic sores, such as, for example, wound healing, and stimulation of bone formation, are included in BioEx as well as the patent application relating to inhibition of certain cancer cells based on early cell studies. The process of divesting BioEx or finding a buyer or partner is under way. A divestiture or a partnership would result in improved liquidity for Biora while enabling the development of the project to be completed. As is usual with negotiations no guarantees can be made regarding the results. If these efforts are not succesful, alternative strategies will be considered.

Increased product portfolio within the dental area

In order to better take advantage of Biora's marketing and sales resources in the marketing companies, Biora is actively seeking new pharmaceutical products within dental indications. During the year Biora has acquired the rights to a patent protected pharmaceutical project against dry mouth. In order to maximize the market potential for this product, Biora is looking for an alliance partner that can develop and market the drug to patients who are not treated by dentists.


Authorization to issue new shares

As a step in ensuring long-term financing, the Annual General Meeting, May 4, 2001, authorized the Board, if deemed necessary and on prevailing market conditions, during the period before the next Annual General Meeting, in the spring of 2002, to increase the company's share capital by a maximum of 220,000 SEK by a new share issue of up to 5,500,000 shares, each at a nominal value of 4 ore (0.04 SEK). If all authorized shares are issued this will equal 20.4% of the company's share capital assuming exercise of all outstanding warrants. According to the proposal, the Board shall have the authority to issue new shares with or without giving existing shareholders priority rights to purchase shares.

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

          The Company is selling Emdogain Gel to periodontal specialists in Europe at an average price of approximately Euro 150 per unit for a Multi defect size (0.7 ml) (sufficient for the treatment of three teeth) and Euro 112 per unit for a Single defect unit (0.3 ml). Biora has priced Emdogain at a similar price level in the United States and other markets.

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


Biora.com and ICC

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

In November 2000, Biora opened its International Customer Center (ICC). This center proivides Biora's customers with an improved service by, among other things, enabling customers in markets where Biora does not have its own market organizations to order Emdogain directly and to have the product delivered to their offices.


Europe


         Germany is at present the biggest market for Emdogain in Europe. The number of dentists who perform surgical interventions to treat periodontitis on a more regular basis are about 5,000. Sales in Germany began in 1996, and during 2000 sales in Germany decreased by 13 percent over 1999. Importantly, sales during the last quarter 2000 have increased in SEK as well as in local currency compared to Q4 1999, with a sales record in November. Sales increase Q1 2001 was 54% (45% in local currency) compared to the corresponding period of the previous year. Sales during the first half year 2000 was under expectation, which resulted in a change of management in the German subsidiary. The marketing approach has changed from simply adding new customers to a strong customer focus and a systematic approach on increasing use within the existing customer base.

         The Company has established a sales force to cover the Nordic market (Norway and Sweden). Biora's Nordic operation, which commenced marketing Emdogain in Sweden in 1996, currently has four employees (of which three are marketing representatives. In Sweden, approximately 90 percent of the 500 specialist and perioaware customers in the country that treat advanced periodontitis have purchased Emdogain at least once, approximately 70 percent of which have made repeat purchases. The customer base is now increasing with general dentists performing Emdogain treatment. Biora's market share in Sweden is approximately 10 percent. The current increase in Biora's customer base in Sweden is to a large extent general dental practitioners who perform flap surgery. In all of the Nordic countries, Biora continues to focus its marketing efforts on increasing usage of Emdogain among periodontists and general dentists specializing in Periodontology through participation in specialist conventions, seminars and educational programs together with universities with dental programs.

         In order to focus on the key markets, Biora has also reduced its sales organization in other European markets. The UK market company closed its officies in February 2000 and the BeNeLux market company closed its offices during the beginning of year 2001. Customer service and distribution of products are managed from the International Customer Center in Malmo (ICC).

Biora entered into a new distributor agreement for Poland during 1999 and a distribution agreement with Globopharm for Switzerland during Q4 2000.

North America

         Biora conducts sales and marketing operations in the United States through its Chicago, Illinois-based subsidiary, Biora, Inc. Donna Janson, serves as President of the U.S. subsidiary. During 2000, Biora increased the size of its United States operations from 22 to 26 employees.

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

         Sales increased for the twelve month period ended December 2000 by 51% (36% in local currency) compared to the same period 1999. As of December 31 of 2000 approximately 3000 American periodontists have bought Emdogain at least once since its introduction. A total of 670 new customers purchased Emdogain in 2000, and of these, 475 were periodontists. Compared to 1999, Biora has increased the number of customers who have purchased the product at least three times. The share of customers who bought Emdogain at least three times during 2000 was 43% compared to 36% during 1999. However, Biora's penetration share as percent of the total estimated flap surgery procedures performed in the United States is approximately 3 percent. Biora's penetration of the U.S. market has been hindered by Emdogain receiving less exposure than originally anticipated when it was launched in April 1997, partly as a result of delays in the publication of reviews in industry journals. Biora's sales in the United States increased following publication of the seven articles on Emdogain in The Journal of Clinical Periodontology in September 1997 and the exposure received by Emdogain at the Conference of the AAP in October 1997. Biora has entered into agreements with several U.S. periodontists and several U.S. universities, including the University of Texas, to develop U.S.-based data and test results for Emdogain. Such results generally take from six to 18 months to be developed.


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

  However, in November 2000, Seikagaku Corporation, Biora's marketing and sales partner in Japan, recalled all deliveries of Emdogain to comply with the registration authority's guidelines which required the same changes to be made to the production process for deliveries to Japan as had previously been implemented for other markets. Discussions with the Japanese registration authority have resulted in the decision to accelerate the registration process for Emdogain Gel. The application for registration of Emdogain Gel was submitted to the Japanese registration authority during the first quarter of 2001.

         At December 31, 2000 approximately 1,100 periodontists and dentists had bought Emdogain, of which approximately 500 had purchased the product more than once. 27 of the 29 dental universities in Japan have begun to use Emdogain in their training in 1999.


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


Third Party Reimbursement

         The Company's primary customers for Emdogain are, and for its other products will be, periodontal specialists and perioaware GPs. Certain of these customers may seek reimbursement for the Company's products from third-party payers, such as governmental and private health insurance plans, for all or part of the costs associated with the treatment of patients. Reimbursement schemes for the treatment of periodontal disease vary from one country to another, and potential customers in several of the Company's targeted markets may be influenced by the type of third-party payer coverage available for procedures using the Company's products. The Company will consider reimbursement rates when deciding on market approaches and strategies for pricing its products.

         In the United States, as in most major European countries, reimbursement for additional treatments used in conjunction with periodontal flap surgery is generally not available, and most patients, with or without dental insurance, pay the cost of such treatment themselves without assistance from third-party payers. The Company believes that certain third-party payers provide reimbursement at a specified rate for periodontal surgeries, without additional reimbursement if an additional interventive technique, such as Emdogain, is used. In addition, according to a 1995 industry report, less than half of the population of the United States (approximately 95 million people) are covered by dental insurance. Patients who lack dental insurance or who have insurance that puts a set cap on amounts that will be reimbursed for periodontal flap surgery, and therefore must pay the cost of any additional treatment themselves, may elect to forego the use of an additional interventive treatment. However, the Company believes that the relatively low cost of Emdogain treatment as compared to the stand-alone cost of conventional periodontal flap surgery along with the potential benefits offered by Emdogain treatment will largely offset patients' concerns about paying for Emdogain treatment themselves. In Germany, several insurance companies have agreed to fully or partly reimburse patients for the cost of treatment with Emdogain Gel.

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

Item 4 c. Organizational Structure

Biora AB is a public company incorporated in Sweden.

Significant subsidiaries are Biora Inc., in the US and Biora GmbH, in Germany. Biora Inc. is incorporated in Delaware in the United States and Biora AB owns 100 % of its stock. Biora GmbH is incorporated in the Federal Republic of Germany and Biora AB owns 100 % of its stock.



Item 4 d. Description of Property

         The Company's executive offices and development, manufacturing and testing operations are located in Malmo, Sweden under a lease expiring on September 30, 2001. The lease is renewable for successive two year terms unless terminated by either party at least twelve months before the expiration of the lease term. The current period expires at the end of September, 2002. Under the terms of the lease, the total annual rent is currently approximately SEK 3.0 million ($0.3 million), which may be adjusted upwards based upon certain increases in the Swedish consumer price index. The manufacturing facilities cover an area of approximately 600 square meters and during 1997 the production capacity has been increased from 200,000 to 400,000 units of Emdogain. After converting completely to the manufacturing process for Emdogain Gel the capacity has increased to at least 600,000 units. The Company is currently investigating the possibility of expanding the production capacity further in its current manufacturing facility. Plans also exist to build an additional production facility at an estimated cost of SEK 30 million ($2,8 million) to increase annual production capacity to one million units but this expansion is not contemplated in the short term.

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

         Biora's production facilities generally are subject to health and quality standards set by the various governmental authorities that regulate its products, and to inspection and monitoring by such authorities. Among the conditions for FDA approval of a medical device is the requirement that the manufacturer's quality control and manufacturing procedures conform to Good Manufacturing Practices ("GMP"), which must be followed at all times. GMP regulations impose certain procedural and documentation requirements upon a company with respect to manufacturing and quality assurance activities. In 1994, the FDA inspected Biora's plant and confirmed that the Company's quality control and manufacturing procedures conformed to GMP. GMP controls every phase of production from the receipt of raw materials to the labeling of the finished product, and follow-up and reporting of complaint information. At a recent FDA-inspection (March 1997) the new Quality System Requirement (QSR) was also applied, and no written comments were received. For an approval under the EU's MDD, the Company's quality system must comply with ISO 9000 and EN 46000 requirements (the latter are European standards specific for medical devices), which are broader than the GMP regulations. Biora obtained certification in compliance with ISO 9002 and EN 46002 in 1995 and is audited annually by BSI. As part of the ongoing review by the Japanese authorities, an inspection was performed in February 1997. In complying with standards set forth in the GMP and ISO regulations, as well as in other applicable regulations, the Company will be required to continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance. See "Description of Business--Government Regulation."

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

         The competition on the wound healing market is large with many of the largest pharmaceutical companies as participants. However, Emdogain is a product that has been tested for safety for application in wounds from surgery, and has been used on more than 250,000 (as per December 2000) patients since selling began. The first product for wound healing with growth factors began to be marketed in the U.S. in 1998, but the concept of using a matrix protein such as Emdogain has not yet been exploited.

Intellectual Property

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

         As of June 1, 2001, the Company had been issued five U.S. patents, three European patents, two Japanese patents and 77 patents in various other countries. In the United States, the duration of patents that were granted prior to June 8, 1995 is the longer of 17 years from the date of issuance or 20 years from the date of filing. The same applies to patents filed before June 8, 1995 and issued on or after June 8, 1995. The duration of patents based on applications, including confirmation applications, filed after June 8, 1995 and issued after such date is 20 years from the date of filing. The duration of patents elsewhere in the world is generally 20 years from the date of filing.

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

         The "binding-inducing composition" family relates to a precursor to dental enamel--the so-called enamel matrix. At present, 40 patents in this family have been granted to the Company and one application is still pending. Patents in this family have been issued in most target markets, including the United States, Canada, Australia and most European countries. The expiration date for this patent in the United States is 2012 and in most European countries is 2007.

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

         The "surface etching" family relates to tooth-root conditioning with PrefGel. The Company has been granted seven patents in this family including one in the U.S. and fourteen patents are still pending.

         Under the XP11 project, Biora submitted a patent application relating to new, positive biological effects of Emdogain-related proteins for wound healing in February 1998. Two patents have been issued in March 1999 and 23 applications are pending. Two priority applications were filed relating to the use of Emdogain-related proteins for other areas. In December, 1997, Biora acquired the patent rights for a new protein that formed the basis of the XP20 project. Two patents have been issued and 22 applications are pending.

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

         In 2000, Biora acquired a patent covering local use of cholinesterase inhibitors in the treatment of xerostomia from scientists in Gothenburg. The US patent has since been issued and 20 applications are pending.



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

         The Company's products approved for commercial distribution, Emdogain/Emdogain Gel and PrefGel, are registered as medical devices under the FDCA and FDA regulations. The primary department within the FDA responsible for the pre-market review of medical devices is the Office of Device Evaluation (the "ODE"), within the Center for Devices and Radiological Health. Dental devices are reviewed by the Dental Devices Branch within the ODE.

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

         Emdogain was approved through a PMA application in September 1996 and Emdogain Gel in January 2001. The PMA route is also intended to be used for Biora's products under development which incorporate essentially the same composition as Emdogain. PMA applications for new products will be filed as amended versions of the original PMA application for Emdogain which, the Company believes, will reduce the review time by the FDA.

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


Japan

         Japan has medical device regulations similar to those of the EU and the United States. Biora received the approval to market Emdogain in Japan as a medical device in January 1998. Biora's Japanese distributor has agreed to defray certain expenses relating to any post-marketing studies that may be required by the MHW, the notified body for Japan. However, in November, Seikagaku Corporation, Bioras marketing and sales partner in Japan, recalled all deliveries of Emdogain to comply with the registration authority's guidelines which required the same changes to be made to the production process for deliveries to Japan as had previously been implemented for other markets. Discussions with the Japanese registration authority have resulted in the decision to accelerate the registration process for Emdogain Gel. The application for registration of Emdogain Gel was submitted to the Japanese registration authority during Q1 2001.


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


Item 5. Operating and Financial Review and Prospects

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

         The Company has sustained losses in each year of its operations and expects to incur additional losses over the next several years. The Company's loss from operations for the year ended December 31, 2000, was SEK 78,7 million ($8.0 million) as compared to SEK 91,8 million ($10.8 million) for the year ended December 31, 1999 due to the restructuring of the European marketing organization, which has produced lower selling expenses during the year while sales have increased by 21%. The increase in the administrative expenses resulted from different business development projects as well as severance compensation to the previous president. R&D costs have decreased by about 2% after deduction for depreciation of capitalized R&D. The Company's loss from operations for the first quarter of 2001 was SEK 9.0 million ($0.9 million) compared to the loss from operations of SEK 17.7 million ($2.1 million) for the first quarter of 2000.

         In February 1997 Biora completed the IPO of 7,475,000 Ordinary Shares at a price to the public of SEK 60.13 per Ordinary Share. The is using the proceeds to the Company, after deducting underwriting discounts and offering expenses payable by the Company, were SEK 372 million ($43.7 million). The Company is using the net proceeds received from the IPO for marketing and sales activities, research and product development, capital expenditures and for working capital and general corporate purposes.

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

         In addition, in 1996 the Company commenced the amortization of capitalized research and development costs in line with projected levels of sales subject to an amortization period not to exceed five years commencing from the date of the commercialization of Emdogain in 1996. Research and development costs (other than equipment expense which is capitalized for the purpose of Swedish GAAP) incurred in connection with additional products based on Emdogain technology and re-formulations of Emdogain are expensed as incurred. Product approval costs are also expensed as incurred. See Notes 1 and 23 of Notes to the Consolidated Financial Statements.

Results from Operations

Year Ended December 31, 2000  Compared to Year Ended December 31, 1999

         Net sales for the year ended December 31, 2000 equaled SEK 89.2 million ($8.3 million), an increase of 21 percent over net sales for the year ended December 31, 1999, which equaled SEK 73.6 million ($6.8 million). The increase is attributable to increased of sales of Emdogain in the U.S. market.

         Gross Profit equaled SEK 68.0 million ($ 6.3 million) for 2000 compared to SEK 58.1 million ($ 5.4 million) for the year 1999, a decrease of profit margin from 79.0% to 76.3% between the two periods. The decrease is explained by increased costs in connection with the initial manufacturing of the new product Emdogain Gel.

         Loss from operations equaled SEK 78.7 million ($ 7.3million) for the year ended December 31, 2000 compared to an operating loss of SEK 91.8 million ($ 8.5 million) for the period ended December 31, 1999. The reduced loss from operations is due to the restructuring of the European marketing organization, which has produced lower selling expenses during the year while sales has increased by 21%. The increase of the administrative expenses resulted from different business development projects as well as severance pay compensation to the previous president. R&D costs have decreased by about 2% after deduction for depreciation of capitalized R&D

         Net financial items equaled SEK 2.7 ($ 0.3 million) for the year ended December 31, 2000 as compared to SEK 5.2 million ($ 0.5 million) for the same period in 1999. Net financial items is mainly interest on the Company's liquid assets in 2000. The reason for the decrease is less liquid assets available to the Company.

         Net loss after tax equaled SEK 76.1 million ($ 7.1 million) for the year 2000 as compared to a net loss of SEK 86.7 million ($ 8.0 million) for the year ended December 31, 1999. The reasons for this improvement are described above.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

         Net sales for the year ended December 31, 1999 equaled SEK 73.6 million ($6.8 million), an increase of 47 percent over net sales for the year ended December 31, 1998, which equaled SEK 50.1 million ($ 4.6 million). The increase is attributable to increased sales of Emdogain in all markets in which the company operates, particularly in the United States, which had an increase of sales of 88 percent.

         Gross Profit equaled SEK 58.1 million ($ 5.4 million) for 1999 compared to SEK 39.3 million ($ 3.6 million) for the year 1998, a slight increase of profit margin from 78.3% to 79.0% between the two periods.

         Loss from operations equaled SEK 91.8 million ($ 8.5million) for the year ended December 31, 1999 compared to an operating loss of SEK 71.5 million ($ 6.6 million) for the period ended December 31, 1998. In the first quarter of 1998 a SEK 39.4 million ($ 3.7million) payment from Seikagaku Corporation was included in the other operating income. This was the payment for the right to represent Biora in the Japanese market. The loss from operations, excluding this nonrecurring income was SEK 110.9 ($10.3million) The reduction in loss is caused by increased sales and a decrease in administrative expense partially offset by a slight increase in R&D expense.

         Net financial items equaled SEK 5.2 ($ 0.5 million) for the year ended December 31, 1999 as compared to SEK 11.6 million ($1.1 million) for the same period in 1998, a decrease of 55 %. Net financial items mainly is mainly interest on the Company's liquid assets in 1999. The reasons for the decrease is less liquid assets available to the Company as well as lower interest rates in Europe during 1999.

         Net loss equaled SEK 86.7 million ($8.0 million) for the year 1999 as compared to a net loss of SEK 60.0 million ($ 5.6 million) for the year ended December 31, 1998. Excluding the one time SEK 39.4 million ($ 3.7 million) payment that Biora received from Seikagaku Corporation the reduction of net loss equaled SEK 99.4 million ($ 9.2 million). The reasons for this improvement are described above, with the addition of the change in the financial net between the two years.

Liquidity and Capital Resources

         The Company's financial requirements for the three years prior to the IPO in February 1997, were met primarily through funds generated by issuances of equity securities (approximately SEK 16.0 million ($1.5 million), and convertible debt securities (approximately SEK 3.0 million ($0.3 million) (which were converted into Ordinary Shares in full in January 1996), loans from the Swedish Industrial Fund (Industri-och nyforetagarfonden) ("IF") aggregating a total of SEK 19 million ($1.8 million) and revenues relating to contract work for third parties. The Company's loan from the IF was repaid from the proceeds of the IPO. Of the approximately SEK 19 million ($1.8 million) in total equity and convertible debt financing received by the Company during the three years prior to the IPO, Euroventures Nordica provided an aggregate of SEK 11.2 million ($1.0 million) in both equity and debt financing to the Company, substantially all of which was initially funded through loans to the Company and then converted into equity or convertible debt. On September 30, 1996, outstanding loans to the Company from Euroventures Nordica in the principal amount of SEK 7,160,419 ($663,616), plus accrued interest were converted into a conditional contribution to the shareholders' equity of Biora. To the extent that the Company has funds available for dividends, and subject to approval by the general shareholders' meeting of the Company, the Company will make repayments out of such funds to Euroventures Nordica in satisfaction of its conditional contribution prior to making any dividend payments to other holders of Ordinary Shares or ADSs. The Company currently has no outstanding loans from Euroventures Nordica. The company has a conditional loan from Swedish Industrial Fund of SEK 2.4 million.

         The Company had SEK 53.8 million ($ 5.0 million) in cash at December 31, 2000 compared to SEK 112.8 million ($10.5 million) at December 31, 1999.

         The Company generated negative cash flow of SEK 59.0 million ($5.5 million) during the year 2000. The negative net result for the year of SEK
74.2 million ($6.9 million) was compensated by the amortization of capitalized R&D of SEK 10.5 million ($ 1.0 million) as well as by depreciation of tangible assets and amortization of patents of SEK 8.9 million ($0.8 million). Cash flow during the full year 1999 was negative SEK 74.2 million ($6.9 million).

         Biora's shareholders' equity equaled to SEK 50.9 million ($4.7 million) at December 31, 2000 as compared to SEK 127.4 million ($11.8 million) at December 31, 1999.

         Biora's capital expenditures for the year 2000 amounted to SEK 5.5 million ($0.5 million) compared to SEK 4.3 million ($ 0.4 million) for the full year 1999. The reason for the low level of capital expenditure in recent years is that all major capital expenditures for the present capacity level of production, as well as the build up of sales offices were mainly incurred in earlier years.

         Although Biora anticipates that revenue from sales of Emdogain and its current cash balances will be sufficient to finance the Company's operations through at least 2001, there can be no assurance that the Company will not require additional financing. Based on its current projections regarding its revenues and costs, the company believes that it will break-even, from a cash-flow perspective, in the first quarter of 2002. However, while the company believes that current trends in its revenues and costs support this projection, there can be no assurances that such trends will continue. If the company's revenue and cost structure did not change from their current structure and no additional financing was raised, the company projects that it would run out of cash in the second quarter of 2002. Biora's future liquidity and capital requirements and its revenue and cost structure will depend upon numerous factors, including the extent to which Emdogain gains market acceptance, the timing and cost involved in the clinical testing of and obtaining regulatory approval for its products under development, the cost and success of the Company's strategy to divest or find a partner for Biora BioEx.

         At its annual meeting in May 2001, Biora's shareholders authorized the company's board of directors, if deemed necessary and on market conditions, to increase the company's share capital by a maximum of SEK 220,l00 through a new share issue of up to 5,500,000 shares at a nominal value of SEK 0.04. The company currently does not have specific plans to raise additional financing, although it is exploring options to do so with several banks and investment banks. However, there can be no assurance that the Company, if required, will be able to raise additional financing on acceptable terms, or at all, the failure of either of which could have a material adverse effect upon the Company's business, financial condition, prospects and results of operations.

         As a step in ensuring long-term financing, the Annual General Meeting has authorized the Board, if deemed necessary and on market conditions, during the period before the next Annual General Meeting to increase the company's share capital by a maximum of 220,000 SEK by a new share issue of up to 5,500,000 shares, each at a nominal value of 4 ore (0.04 SEK). If all authorized shares are issued this will equal 20.4% of the company's share capital assuming exercise of all outstanding warrants. According to the proposal, the Board shall have the authority to issue new shares with or without giving existing shareholders priority rights to purchase shares.


Impact of Currency Fluctuations and Inflation

         The Company expects to have significant export sales from Sweden that are invoiced in currencies other than the krona. Also, the Company will incur a significant portion of its expenses in kronor. Accordingly, the Company's results of operations, expressed in kronor, may be adversely affected by the fluctuations in the exchange rates between the krona and any other currencies in which the Company invoices.

         In 2000, the year-end krona was about twelve percent lower against the U.S. dollar the one year earlier and the average rate for 2000 was about two percent lower than in 1999. In 2000, the year-end krona was about three percent lower against the Euro the one year earlier and the average rate for 2000 was about four percent higher than in 1999.

         The effects of inflation on Biora's results of operations have not been significant. However, inflation in Sweden may have a negative effect on the profitability of contracts under which the Company is to receive payments in dollars or other non-Swedish currencies, unless such inflation is offset by a depreciation of the krona against such currencies. During the last couple of years the inflation has been reduced in Europe in general. During 2000, the inflation rate in Sweden was 1.3 percent.

         To compensate for changes in the relative value of the krona compared to other currencies in which the Company does business, the Company has entered into forward currency exchange contracts with respect to receivables denominated in non-Swedish currencies. The Company invested the net proceeds of the IPO in investment grade, interest-bearing obligations pending application of such proceeds. There can be no assurance, however, that any such future activities undertaken by the Company will eliminate the potential negative financial impact of currency fluctuations.

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


Economic and Monetary Union

         On January 1, 1999 a single European currency, the Euro, was introduced. While currently Sweden was not in the first group of countries initially adopting the Euro, the Company is unable to predict the nature or extent of the impact that the adoption of the Euro by other member states of the European Union may have on the Company. So far no there have been no noticeable effects. The Swedish currency "Kronor" started off very weak against the Euro, since the Swedish government has been unclear about its plans whether or not to join the monetary union. A few months after the introduction of the Euro the Swedish currency has strengthened approximately ten percent against the exchange rate as of January 1, 1999. In the beginning of 2000 the Swedish currency continued to strengthen against the Euro and from mid year weakened again. In 2001 it has continued to weaken against the Euro as well as against the US dollar.


U.S. GAAP Reconciliation

         Biora prepares its Consolidated Financial Statements in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. Under U.S. GAAP, the net loss for the year ended December 31, 2000 amounted to SEK 66.0 million ($6.1 million) as compared to SEK 76.1 million ($7.0 million) under Swedish GAAP. Net loss per Ordinary Share for the year ended December 31, 2000 was SEK 3.11 ($0.29) under U.S. GAAP, compared with SEK 3.59 ($0.33 ) under Swedish GAAP. Shareholders equity at December 31, 2000 under U.S. GAAP was SEK 44.2 million ($4.1 million) as compared to shareholders equity of SEK 50.9 million ($4.7 million) under Swedish GAAP.

         The difference between net loss and shareholders' equity (deficit) under U.S. GAAP and Swedish GAAP results primarily from differing accounting treatments of research and development costs, the differing accounting treatments of Euroventures Nordica's capital contribution and the differing principles concerning amortization of patents. Under Swedish GAAP, the Company has capitalized certain research and development costs for Emdogain and related product approval costs incurred in 1993 and subsequent periods. For U.S. GAAP purposes, such costs are expensed as incurred. See Note 23 of Notes to Consolidated Financial Statements for a reconciliation of results of operations and shareholders' equity in accordance with Swedish GAAP to approximate results of operations and shareholders' deficit in accordance with U.S. GAAP and for a description of the differences between U.S. GAAP and Swedish GAAP that significantly affect Biora.


Item 6. Directors, Senior Management and Employees

         Directors and Senior Management

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

Directors and Executive Officers

         As of May 31, 2001, the directors and executive officers of the Company are as follows:

Name                    Age         Position

Per Wahlstrom           54          Chairman of the Board of Directors
Svein Eskedal           49          Director
Dr. Lars Hammarstrom    64          Director
Per Lojdquist           52          Director
Lars Inglemark          52          Director
Tomas Hammargren        49          Director, President & Chief
                                    Executive Officer through August 8, 2000
Christer Testen         58          Director
Lennart Jacobsson       45          Deputy Director
Rickard Soderberg       43          Chief Executive Officer as of
                                    August 8, 2000
Anders Agering          50          Executive Vice President & Chief
                                    Financial Officer and Production
Dr. Stina Gestrelius    52          Vice President of Pre-Clinical
                                    Research & Development
Dr. Lars Heijl          56          Vice President of Clinical
                                    Research & Development and Medical Director
Helen Svahnqvist        34          Vice President of International
                                    Marketing and Sales
Tommie Johansson        49          Vice President Investor Relations and
                                    Corporate Communications
Kerstin Palsson         43          Group Controller

         Per Wahlstrom has served as the Chairman of the Board of Directors of Biora since 1994 and as a Director since 1987. From 1986 through June 30, 1998, Mr. Wahlstrom has served as the Managing Director and Chairman of the Board of Euroventures Management AB, an investment advisor for various venture capital funds with over SEK 1,200 million under management. Prior thereto, Mr. Wahlstrom was the Managing Director of six regional venture capital companies within the Swedish Industry Establishing Company (Svetab) group from 1982 through 1985. From 1980 to 1982, Mr. Wahlstrom served as the Managing Director of Svetab Ost, a regional venture capital company belonging to the Svetab group. Mr. Wahlstrom was the Chairman of the Board of Euroventures Management AB until June 30, 1998. In addition, he is a member of the boards of directors of Louis Gibeck AB, Studsvik Holding AB, Studsvik AB, Studsvik Rad Waste AB, Kirk Acoustics AS, Swedestart Management AB, Volvo Technology Transfer AB, JK Foundation and Euroventures Advisors AS. As of June 1998, the investment advisor to Euroventures Nordica will be Quintus, a company beneficially owned by Mr. Wahlstrom.

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

         Lars Ingelmark is a Board member since 1999. He holds a graduate in medicine and had from 1974 to 1984 several marketing and sales positions in Ciba Geigy Pharmaceuticals, and was Head of the Pharmaceutical division 1983-84. From 1985 to 1986 he was CEO of Janssen Pharma in Sweden and Norway. During 1987 and 1998 he held several positions in the Management Group of Kabi, Kabi-Pharmacia and Pharmacia & Upjohn, such as deputy CEO, Head of Pharmaceutical Division, Responsible for the Asian region and Senior Vice President, Corporate Projects. Since 1998 he is Head of AP Life Science Ventures at Swedish National Pensions Insurance Fund, 6th Fund Board. Other Board positions: Board member of A+ Science Invest AB, Health Cap AB, Clinical Data Care AB, KaroBio AB (publ), Meda AB, Molnlycke Health Care AB and Nobel Biocare AB (publ).

         Tomas Hammargren has been a member of the board since 1994 and was previously the President of Biora until August, 2000. Prior thereto, Mr. Hammargren was the Industrial Counselor in the Swedish Ministry of Industry and Commerce from 1991 to 1994. From 1989 to 1991, Mr. Hammargren was a Strategic Management Consultant at SIAR-Bossard where he was responsible for projects and strategy development in Japan and Europe. From 1986 to 1989, Mr. Hammargren was President of Nobel Medica AB, a pharmaceutical and medical device production and distribution company within the Nobel Group that also represented ten United States and European companies in the Scandinavian markets. Mr. Hammargren served as Vice President of Pharmacia KK (Japan) from 1983 through 1986, as well as Marketing Manager for Pharmacia Ophthalmics, where he was responsible for the international launch of Healon, from 1979 through 1983.

         Christer Testen has served as a member of the Board since May 2001. On the Board's behalf he is also responsible for marketing matters. Christer Testen has extensive experience of the pharmaceutical industri, most recently as head of Astra Australia (1995 - 1999). Between 1976 and 1994, he held several senior positions in marketing, strategic planning and licensing within the Astra Group. Christer Testen is also Chairman of the Board of Arexis AB and Berzelius Science Park AB.

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

         Rickard Soderberg has been appointed President and Chief Executive Officer of Biora starting Augst 8, 2000. Mr Soderberg is currently holding the position as President of Hassle Lakemedel, a company in the Astra Zeneca group since 1997. 1996-1997 Mr Soderberg served as President of Pharmacia & Upjohn in Austria. Prior therto Mr Soderberg held various senior management positions in the Pharmacia and Kabi organizations, predominantly in marketing and sales.

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

         Tommie Johansson has served as Vice President Invetor Relations and Corporate Communication at Biora since November 2000. He has been active for more than 20 years in the pharmaceutical industry. During 1997-1998 he served as Director Investor Relations Pharmacia&Upjohn and during 1998-2000 he served as Global Brand Director at AstraZeneca.

         Helen Svahnqvist has served as International Marketing Manager of Biora since January 1, 2000. Prior thereto, Ms. Svahnqvist served as marketing manager for the Nordic area within Biora since 1995. Previously she has been a pharmaceutical consultant with Jansen-Cilag AB.

         Kerstin Palsson has served as Group Controller since March 1997. Prior thereto, Ms Palsson served as Public Accountant with the BDO audit group from October 1980 and as a Chartered Public Accountant from 1986 until February 1997 with the same company.

Other Key Personnel

Name                           Age        Position

Donna Janson (prev. Jenks)     46         President, Biora Inc., USA
Vartan Gianighian              54         President, Biora S.r.l, Italy
Ann-Christin Johansson         44         Quality Assurance Manager, Biora AB
Wolfgang Muller                36         General Manager, Germany and Austria


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

Audit Committee

         The Company's audit committee consists of 3 directors who are not officers or employees of the Company (Svein Eskedal, Toni Weitzberg and Bertil Koch) and generally advises the Company's board of directors in matters relating to the adequacy of the Company's financial reporting and internal controls, reviews the Company's financial statements and other financial information (including information filed with or furnished to the United States Securities and Exchange Commission), consults with and reviews the compensation of the Company's independent auditors and reviews and proposes changes to the Company's accounting and financial reporting policies.

Compensation

         The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and officers of Biora as a group for the year ended December 31, 2000:


                                      Salaries,                 Pension,
                                   Director's Fees             Retirement
                                     Commissions               and Similar
                                     and Bonuses                Benefits
                                ------------------------- ---------------------
                                     SEK in thousands        SEK in thousands

All non-executive directors
as a group (8 persons)                    1,972                    0

All executive officers
as a group (7 persons)                    5,371                   1,702

                                ------------------------- ---------------------

         Total                            7,343                   7,702

         In 2000, the Chairman of the Board of Directors received a fee of SEK 150,000, and the non-executive Directors received a fee of SEK 100,000, and the Deputy Director a fee of SEK 50,000. In addition to the director's fee, Bertil Koch received SEK 25,000, Toni Weitzberg SEK 25,000 and Svein
G. Eskedal received SEK 40,000 as compensation for their services as members of the Audit Committee. Lars Hammarstrom received a research and development consultation fee of SEK 205,000 and Eskedal Consult A/S received SEK 1,082,000 for consultancy assignments.

         Mr. Tomas Hammargren, the President of Biora until August 13, 2000 received SEK 2,506,000 in salary including severance pay of SEK 1,758,000 In addition, he received pension benefits of SEK 738,000 paid by Biora in accordance with an individual plan.

         Mr Rickard Soderberg, President of Biora since August 14, 2000. The remuneration amounted to SEK 650,000. In addition, he received pension benefits paid by Biora in accordance with an individual plan for which the company expended SEK 135,000.In accordance with the employment contract, Rickard Soderberg is entitled to a six months mutual period of notice and in addition a severance pay equal to 18 months salary. Mr Soderberg is also entitled to a company car.

Management Employment Agreements

The Company has entered into employment agreements with each of Mr. Soderberg, Mr. Agering, Dr. Gestrelius, Dr. Heijl, Mrs. Svahnquist, Mr. Johansson and Mrs Palsson. These agreements are continuously in force until terminated by (i) the individual party thereto, at which point the individual would be required to remain employed as an officer of the Company for a period ranging from three to six months or (ii) the Company, at which point the individual would be permitted to remain employed as an officer of the Company for a period ranging from 5 to 18 months. Among other items, these agreements contain non-compete and confidentiality provisions. According to the terms of the non-compete clause, such officers agreed not to conduct any business directly competing with the Company's during the term of the employment agreement (with the exception of Messrs. Heijl and Mrs. Palsson) and for an additional year thereafter without the Company's prior written consent.

Key Employee Incentive Plan

         On January 24, 1997, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of SEK 500,000 principal amount of subordinated debentures at an interest rate of 7 percent with 560,000 accompanying warrants to Euroventures Nordica at a premium which reflects the value of the accompanying warrants. On the same date, Biora and Euroventures Nordica entered into an agreement (the "Key Employee Incentive Plan") pursuant to which Euroventures Nordica agreed to offer all the warrants at a price which reflects the premium to officers and other key employees of Biora and certain of its subsidiaries (the "Participants") to provide them with appropriate incentives to encourage them to continue in the employ of Biora and to acquire a proprietary interest in the long-term success of Biora. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 70.00. Under Swedish law a corporation cannot issue warrants separately from debentures, but accompanying warrants may be detached from the debentures. The principal amount of the debentures issued was de minimis in comparison to the estimated value of the attached warrants. As of June 15, 1998, all of the 560,000 warrants issued to Euroventures Nordica had been subscribed for by the Participants. The warrants were exercisable for Ordinary Shares at any time up until January 31, 2001.

         The warrants have been granted to the following board members and employees of the Company:

         Name                                                   Number

         Donna Janson                                           150,000
         Stina Gestrelius                                       100,000
         Tomas Hammargren                                        50,000
         Bengt Sahlberg                                          50,000
         Lars Heijl                                              40,000
         Anders Larsson                                          40,000
         Vartan Gianighian                                       40,000
         Magnus Pelles                                           40,000
         Anders Agering                                          20,000
         Stefan Edgren                                           10,000
         Mikael Sjoblom                                          10,000
         Per Lojdquist                                            4,000
         Kerstin Palsson                                          3,000
         Mats G. Ringesten                                        2,000
         Toni Weitzberg                                           1,000

         Total                                                  560,000

         Issued warrants expired unexercised on January 31, 2001.

Warrant Program 2002

         At a meeting on April 23, 1998, the Company's shareholders approved the issuance of an aggregate of SEK 50,000 principal amount of subordinated debentures with 200,000 accompanying warrants to Biora Option AB (the "Warrant Program"), a wholly-owned subsidiary of Biora, at a premium which reflects the value of the accompanying warrants. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which will reflect the fair market value of the warrant to certain employees of Biora and its subsidiaries (who are determined by the Company's Board of Directors) (the "Participants") to provide them with appropriate incentives to encourage them to continue in the employ of Biora and to acquire a proprietary interest in the long-term success of Biora. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 130.00. Under Swedish law a corporation cannot issue warrants separately from debentures, but accompanying warrants may be detached from the debentures. The principal amount of the debentures issued were de minimis in comparison to the estimated value of the attached warrants. Of the 200,000 warrants issued to Biora Option AB, 89,250 have been subscribed for by 59 employees. All employees in the group, that did not previously hold any options or warrants in the company, were invited to participate in the warrant program. The warrants are exercisable for Ordinary Shares at any time during May 2002.

Warrant Program 2004

At a meeting on May 3, 2001, the Company's shareholders approved the issuance of promissory notes connected to warrants as well as approval to issue warrants to employees of Biora.

The reason is to implement an incentive program for executives and employees within the group pursuant to which they can be offered the opportunity to become shareholders of Biora AB. The degree of dilution assuming issuance of all notes and exercise of all outstanding options corresponds to about 3.6% of the share capital. The dilution effect of all incentive programs in the form of options is 4.5% after giving effect pro forma to the exercising of all options. The program is intended for European employees only.

Employees

As of March 31, 2001, the Company had 75 full-time employees, including nine in administration and finance, 45 in marketing and sales, ten in research and development and eleven in manufacturing and quality assurance. As is standard in Sweden, many of the Company's employees are members of trade unions. The significant majority of the Biora employees in Sweden are party to or effected by collective bargaining agreements. Biora pays certain health and welfare charges, known as social costs, for its employees. The Company has never experienced a work stoppage and believes its employee relations to be good.

         The Company's future success will depend on its ability to attract, train, retain and motivate highly qualified employees. The Company is particularly reliant for its continued success on the services of several key employees.


Share Ownership

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

Item 7. Major Shareholder and Related Party Transaction

Major Shareholders

         The Company has been informed that The Swedish 6th Pension Fund owns 22.2 percent and Euroventures Nordica owns of 19.2 percent of the outstanding Ordinary Shares. The Company does not believe that it is directly or indirectly controlled by the Swedish 6th Pension Fund, Euroventures Nordica or by any other corporation or by any foreign government as of June 15, 20000.

         The following table sets forth certain information regarding the beneficial ownership of the Ordinary Shares known by the Company as of March 1 2001. The Company believes, based on information furnished by such owners, that, except as otherwise indicated, the owners listed below have sole investment and voting power with respect to such shares.

-------------------------------------------------------------------------------

                                                     Number of
                                                     Ordinary Shares   Percent
                                                     Owned             of Class
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 Principal Shareholders/ Investment holders:
-------------------------------------------------------------------------------

Swedish 6th Pension Fund                             4,715,940         22,24
Euroventures Nordica I BV(i)                         4,074,140         19,21
Lars Hammarstrom and family                          815,9001           3,80
Bank of New York                                     717 142            3,38
Arosmaizels                                          418,900            1,97
Clearstreaming Banking                               329 602            1.55
Danske Andelskasse                                   308 050            1.45
Passionskassan for Varksteds                         300,000            1.41
Reabourne Melin Life Science                         250,000            1,18
BG Bank                                              216 935            1,02
All directors and officers as
a group (fourteen persons)                           1,183 170(ii)      5,6

         (i) Euroventures Nordica is a venture capital fund managed by Quintus Management Ltd. ("Quintus") The board of management of Euroventures Nordica has the power to vote and dispose of the 4,074,140 Ordinary Shares held by Euroventures Nordica. On May 16th 2001, the investment fund Euroventures Nordica I BV made a distribution in kind to its shareholders of all the found's shares in Biora. The shareholders of Euroventures Nordica I BV are Carlsberg, Christiania Bank, Den Danske Bank, Norsk Hydro, Nokia, Fortum Oil, Storebrand, Euroventures BV and Skytrack Investment.

         (ii) Includes (i) 815,900 Ordinary Shares beneficially held by Lars Hammarstrom (ii) 142,000 Ordinary Shares benefically held be Svein G Eskedal (iii) 138,220 Ordinary Shares held by Thomas Hammargren (iv) 63,400 Ordinary Shares held by Stina Gestrelius
         (iv) 20,000 Ordinary Shares beneficially held by Vartan Ghianighian and (v) 13,650 Ordinary Shares held by other Board of Directors or Biora Senior Management

         The Company does not know of any arrangements that might result in a change of control.

         As of May 2001, the Company had 21,203,800 Ordinary Shares outstanding.


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

2001 Authorization to issue new shares

As a step in ensuring long-term financing, the Annual General Meeting authorized the Board, if deemed necessary and on market conditions, during the period before the next Annual General Meeting to increase the company's share capital by a maximum of 220,000 SEK by a new share issue of up to 5,500,000 shares, each at a nominal value of 4 ore (0.04 SEK). If all authorized shares are issued this will equal 20.4% of the company's share capital assuming exercise of all outstanding warrants. According to the proposal, the Board shall have the authority to issue new shares with or without giving existing shareholders priority rights to purchase shares.

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

Local Hard Tissue Formation Research Agreement with COB

         In June 1997, the Company and COB entered into an agreement under which COB was to conduct research regarding local hard tissue formation. As a result of the departure of Dr. Hammarstrom from COB, the Company and COB amended the agreement in May 1998. Under the amended agreement, the Company paid COB for research conducted from July 1997 through December 1998 as follows: SEK 275,000 was paid upon the signing of the amendment, SEK 275,000 on March 31, 1998, and SEK 275,000 was paid on September 30, 1998 (prior to the amendment, Biora was to pay COB SEK 2,050,000 per year for research services).


Item 8. Financial Information

The information called for by this item commences on page F-1.

Item 8. a 7   Legal Proceedings

From time to time, the Company may become involved in legal proceedings arising out of the ordinary course of its business. The Company is not aware of any pending or threatened legal proceedings to which the Company is a party or t


Item 9. The Offer and Listing

         The principal non-United States trading market for Biora's Ordinary Shares is the Stockholm Stock Exchange. American Depositary Shares ("ADSs"), each representing two Ordinary Shares, are quoted on the Nasdaq National Market under the symbol "BIORY". The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by The Bank of New York, as depositary (the "Depositary"). The Depositary has advised Biora that as of April 30, 2001, there were 355,371 ADSs outstanding. Additionally, the Depositary has advised Biora that as of April 30, 2001, there were 16 holders of record. A significant number of the ADSs are held of record by broker nominees. The number of beneficial owners is unknown but is considered to be materially higher than the 16 record holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 3.3 percent of Biora's outstanding Ordinary Shares.

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

         Trading on the SSE begins each morning at 9:00 a.m. (Stockholm time) at an opening price determined by the Stockholm Automated Exchange System ("SAX"), a computerized order-matching system, based on orders entered by SSE members, and continues at prices based on market demand until 8.00 p.m. (Stockholm time). Buy and sell orders are registered on the system in round lots, typically of 100, 200 or 500 shares, and odd lots are matched separately at the last price for round lots.

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


--------------------------------------------------------------------------------------------------------------------
                                                                    Price Per Ordinary Share
--------------------------------------------------------------------------------------------------------------------
                                                                                                     Quarter's
                                                                    High             Low             Close
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Calendar Period                                                     SEK
--------------------------------------------------------------------------------------------------------------------
1997
--------------------------------------------------------------------------------------------------------------------
First Quarter (from February 10, 1997)                              91.0             66.0            79.5
--------------------------------------------------------------------------------------------------------------------
Second Quarter                                                      79.5             67.5            72.0
--------------------------------------------------------------------------------------------------------------------
Third Quarter                                                       76.0             63.0            71.0
--------------------------------------------------------------------------------------------------------------------
Fourth Quarter                                                      85.0             67.0            82.0
--------------------------------------------------------------------------------------------------------------------
1998
--------------------------------------------------------------------------------------------------------------------
First Quarter                                                       106.0            74.0            102.0
--------------------------------------------------------------------------------------------------------------------
Second Quarter                                                      145.0            99.0            105.0
--------------------------------------------------------------------------------------------------------------------
Third Quarter                                                       119.0            70.0            80.0
--------------------------------------------------------------------------------------------------------------------
Fourth Quarter                                                      76.0             46.0            54.5
--------------------------------------------------------------------------------------------------------------------
1999
--------------------------------------------------------------------------------------------------------------------
First Quarter                                                       69.5             48.0            57.5
--------------------------------------------------------------------------------------------------------------------
Second Quarter                                                      58.0             48.5            51.5
--------------------------------------------------------------------------------------------------------------------
Third Quarter                                                       50.0             25.1            41.5
--------------------------------------------------------------------------------------------------------------------
Fourth Quarter                                                      48.0             29.1            43.4
--------------------------------------------------------------------------------------------------------------------
2000
--------------------------------------------------------------------------------------------------------------------
First Quarter                                                       86.0             35.0            67.0
--------------------------------------------------------------------------------------------------------------------
Second Quarter                                                      69               30.5            31.5
--------------------------------------------------------------------------------------------------------------------
Third Quarter                                                       36               19.5            25.7
--------------------------------------------------------------------------------------------------------------------
Fourth Quarter                                                      28                7              8.15
--------------------------------------------------------------------------------------------------------------------
2001
--------------------------------------------------------------------------------------------------------------------
First Quarter                                                       30                8              13
--------------------------------------------------------------------------------------------------------------------


         The average daily volumes of Ordinary Shares traded in the SSE from January 1, 2000 through April 2001 was 166,154 based on total turnover statistics (supplied by the Stockholm Stock Exchange).

Trading on the Nasdaq National Market

         The table below sets forth for the periods indicated the high and low sales prices quoted for the ADSs on the Nasdaq National Market:


--------------------------------------------------------------------------------------------------------------------
                                                                 Price Per ADS
--------------------------------------------------------------------------------------------------------------------
                                                                                                    Quarter's
                                                                 High             Low               Close
--------------------------------------------------------------------------------------------------------------------

                                                                 US$

Calendar Period
--------------------------------------------------------------------------------------------------------------------
1997
--------------------------------------------------------------------------------------------------------------------
First Quarter (from February 4, 1997)                            22.875           17.750            20.000
--------------------------------------------------------------------------------------------------------------------
Second Quarter                                                   20.875           17.750            17.875
--------------------------------------------------------------------------------------------------------------------
Third Quarter                                                    19.000           16.250            18.750
--------------------------------------------------------------------------------------------------------------------
Fourth Quarter                                                   21.750           18.375            20.750
--------------------------------------------------------------------------------------------------------------------
1998
--------------------------------------------------------------------------------------------------------------------
First Quarter                                                    26.500           18.375            25.000
--------------------------------------------------------------------------------------------------------------------
Second Quarter (through May 29, 1998)                            36.125           24.750            26.250
--------------------------------------------------------------------------------------------------------------------
Third Quarter                                                    30.625           17.250            20.875
--------------------------------------------------------------------------------------------------------------------
Fourth Quarter                                                   20.250           10.625            13.000
--------------------------------------------------------------------------------------------------------------------
1999
--------------------------------------------------------------------------------------------------------------------
First Quarter                                                    19.000           11.500            13.130
--------------------------------------------------------------------------------------------------------------------
Second Quarter                                                   14.00            7.88              8.00
--------------------------------------------------------------------------------------------------------------------
Third Quarter                                                    12.13            6.5               10.00
--------------------------------------------------------------------------------------------------------------------
Fourth Quarter                                                   11.75            7.00              9.00
--------------------------------------------------------------------------------------------------------------------
2000
--------------------------------------------------------------------------------------------------------------------
First Quarter                                                    36.42            7.63              14.75
--------------------------------------------------------------------------------------------------------------------
Second Quarter                                                   16               7.00               7.00
--------------------------------------------------------------------------------------------------------------------
Third Quarter                                                    8.75             3.88              5.00
--------------------------------------------------------------------------------------------------------------------
Fourth Quarter                                                   5.75             1.31              1.44
--------------------------------------------------------------------------------------------------------------------
2001
--------------------------------------------------------------------------------------------------------------------
First Quarter                                                    7.75             1.50              2.19
--------------------------------------------------------------------------------------------------------------------
Second Quarter    (through April 30, 2001)                       2.63             1.80              2.45
--------------------------------------------------------------------------------------------------------------------

         The average daily volumes of ADS from January 1, 2000 through April 30, 2001 was 6,221

         The Depositary for the Company's ADSs has advised the Company that as of April, 2001, there were 355,371 ADSs outstanding. Additionally, the Depositary has advised the Company that as of April 30, 2001, there were 16 holders of record. A significant number of the ADSs are held of record by broker nominees. The number of beneficial owners is unknown but is considered to be materially higher than the 16 record holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 3.3 percent of the Company's outstanding Ordinary Shares.


Item 10. Additional Information

Taxation

         This summary sets forth the material Swedish and United States federal income tax consequences that are applicable to the following holders of ADSs or Ordinary Shares who hold such ADSs or Ordinary Shares as capital assets ("U.S. Holders"): (i) individuals who are citizens or residents of the United States for U.S. federal income tax purposes; (ii) corporations created or organized in or under the laws of the United States or any political subdivision thereof; (iii) estates the income of which is includible in gross income for United States federal income tax purposes regardless of source; and (iv) trusts if a court within the United States is able to exercise primary supervision over the administration of the trusts and one or more U.S. persons have the authority to control all substantial decisions of the trusts. This discussion does not consider (a) all aspects of United States federal income taxation that may be relevant to particular U.S. Holders based on their particular circumstances (including potential application of the alternative minimum tax), (b) certain U.S. Holders subject to special treatment under the United States federal income tax laws or foreign individuals or entities, for example, an investor subject to special tax rules (e.g., partnerships, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, expatriates, tax-exempt investors or holders whose functional currency is not the U.S. dollar), (c) U.S. Holders owning directly or by attribution 10 percent or more of the Ordinary Shares, or (d) any aspect of United States federal estate or gift taxation or of state, local or tax laws of a country other than the United States or Sweden.

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

         Subject to certain limitations, the 15 percent Swedish tax withheld in accordance with the Income Tax Treaty will be eligible for credit against a U.S. Holder's United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid with respect to Ordinary Shares or ADSs will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income." Because the rules relating to the determination of such foreign tax credits are complex, a U.S. Holder should consult its tax advisor to determine whether and to what extent he would be entitled to a credit. A U.S. Holder that does not elect to claim a foreign tax credit may instead claim a deduction for Swedish income tax withheld if the U.S. Holder takes this approach with respect to all foreign income taxes paid during that tax year.


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

         Based on the Company's current and projected income, assets and activities, the Company believes that it will not be classified as a PFIC for its taxable year ending December 31, 2000 or any subsequent taxable year. However, there can be no assurances that the Company will not in fact be considered a PFIC for its taxable year ending December 31, 2000 or any subsequent taxable year because (i) the determination of whether or not the Company is a PFIC will be based on the composition of the income and assets of the Company and can be definitively made only after the end of each taxable year, and (ii) the application of the relevant rules is not entirely clear in all respects.

         Unless a U.S. Holder makes a mark-to-market election as discussed below, if the Company becomes a PFIC for any taxable year, then (i) a U.S. Holder would be required to allocate income recognized upon the receipt of certain excess dividends and gain recognized upon the disposition of such U.S. Holder's ADSs or Ordinary Shares ratably over the U.S. Holder's holding period for the ADSs or Ordinary Shares, (ii) the amount allocated to each year other than the year of the excess dividend payment or disposition would be subject to tax at the highest rate of individual or corporate tax, as the case may be, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such year, and (iii) gain recognized upon the disposition of ADSs or Ordinary Shares would be taxable as ordinary income.

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


Information Reporting and Backup Withholding

         Dividend payments in respect of the Ordinary Shares or ADSs and payments from the sale of Ordinary Shares may be subject to information reporting to the United States Internal Revenue Service and possibly United States backup withholding tax. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification) and other holders will provide such certification on Form W-8 BEN (Certificate of Foreign Status). The Treasury Department has issued new regulations which make some modification to the withholding and information reporting rules. The new regulations attempt to unify certifications requirements and modify reliance standards and will generally be effective for payments made after December 31, 2000, subject to some transition rules. Prospective investors are urged to consult their tax advisors regarding the new regulations.


10(b)    Memorandum and Articles of Association

         Biora AB is a public company incorporated under the laws of Sweden. The company is registered with the Swedish Patent and Registration Office, with the corporate identity number 556289-8998. The company's purpose is to develop, manufacture and market pharmaceuticals and treatment equipment as well as pursue other compatible business.

         An annual General Meeting of shareholders must be convened at least once per year on a date set by the company's board of directors. A notice convening an General Meeting must be published in the Swedish Official Gazette (Post- och Inrikes Tidningar), Sydsvenska Dagbladet and in Svenska Dagbladet or Dagens Nyheter. A notice convening an Ordinary General Meeting and an Extraordinary General Meeting to decide upon the alteration of the Articles of Association must take place at the earliest six and at the latest four weeks prior to the meeting. A notice convening another extraordinary general meeting must take place at the earliest six and at the latest two weeks prior to the meeting. A notice convening an Extraordinary General Meeting must take place by mailed letters to all shareholders registered in the share register, at the earliest four and at the latest two weeks prior to the meeting. The General Meeting must be held in Malmo, Sweden.

         A shareholder who wants to take part of a General Meeting must be registered in a transcript of the share register relating to the facts that were recorded ten days before the General Meeting and must give notice to the company not later than the day mentioned in the notice convening the meeting, before 4 p.m. The last-mentioned day must not be a Sunday, any other public holiday, a Saturday, Midsummer Eve, Christmas Eve or New Year's Eve and must not fall earlier than on the fifth weekday (Sw. vardag) before the General Meeting. At the General Meeting, a shareholder is entitled to be accompanied by one or two assistants; however, only if the shareholder gives notice hereof to the company according to what is prescribed in the notice.


         Biora Articles of Association do not have any provisions relating to voting by directors where there is a potential conflict of interest, and there is no requirement that individuals disclose there percentage ownership of Biora owning stock once they reach a percentage. All votes affecting the rights of shareholders, including the creation of new classes of stock, is by majority vote.


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

10.d    Exchange controls

There are no Swedish governmental laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends or other payments to non-residents of Sweden who hold Biora shares. In addition, since January 1, 1993, there have been no limitations imposed by Swedish law or Biora's Articles of Association on the right of non-residents of Sweden or non-citizens of Sweden to hold or vote Biora shares.

10.h    Documents on Display

         Documents made public by the company are available for inspection at the registered office of the company at SE 205 12, Malmo, Sweden during normal business hours.

10.i    List of Subsidiaries

                                                              percent holding

Bioventures B.V.,              Amsterdam, Netherlands           100%

Biora Benelux Dental
Products B.V.                  Amsterdam, Netherlands           100%

Biora GmbH                     Bad Homburg, Germany             100%

Biora S.A.                     Johannesburg, South Africa       100%

Biora Inc.                     Chicago, IL, U.S.A.              100%

Biora S.r.l.                   Milano, Italy                    100%

Biora Limited                  London, United Kingdom           100%

Biora AG                       Zurich, Switzerland              100%

Biora Option AB                Malmo, Sweden                    100%

Biora BioEx AB                 Malmo, Sweden                    100%


Item 11. Quantitative and Qualitative Disclosures about Risks

Major Risks

Sensitivity of market risks and disclosures about model and its limitations

         The following tables provides information about the Company's derivative financial instruments and related balance sheet items by foreign currency and presents such information in Swedish kronor equivalents. The tables summarizes information on instruments and related underlying transactions, including forecasted transactions, that are sensitive to foreign currency exchange rates, including foreign currency forward exchange contracts, inter-company borrowings and nonfunctional foreign currency denominated receivables and payables. The net amount that is exposed to changes on foreign currency rates then is subjected to a specific change in the value of the foreign currency versus Swedish kronor calculated over a period not exceeding the average expected maturity of the related foreign exchange contract. This selected change in the value of foreign currencies is expected to reflect reasonably possible near term changes in the foreign currencies' exchange rates. If the actual change in the value of foreign currencies is substantially different than expected, the net impact of foreign currency exchange rate risk on the Company's earnings may be materially different than that disclosed below. If the amounts of the actual nonfunctional foreign currency denominated forecasted transactions is materially different than that estimated by the Company, the net impact of the foreign currency exchange rate risk on the Company's earnings may be different than that disclosed.Table I presents the impact on the Company's earnings of a 10% appreciation and a 10 % depreciation of the Swedish kronor against the indicated foreign currencies.


                                Table I
                         At December 31, 2000

                        Swedish kroner      Net underlying       Net Exposure    Foreign            Foreign
                        Value of Net        Foreign currency     Currency        Exchange(Loss)/    Exchange (Loss)/
                        Foreign exchange    Transaction          Position        Gain from          Gain from
                        Assets (Liability)  Exposure                             Depreciation       Appreciation
                        Contracts                                                Swedish kroner     Swedish kroner
                                            -----------------
                                            SEK in millions

Currency


U.S. Dollar.........        (9.5)              6.2              (3.3)             (0.3)               0.3
Euro................        (8.0)              4.4              (3.6)             (0.4)               0.4
Pound Sterling......          0                0.5               0.5               0.1               (0.1)
Swiss Francs........          0                0.5
Japanese yen........       (11.6)              8.7              (2.9)             (0.3)               0.3
Total...............       (29.1)             20.3              (8.8)             (0.9)               0.9





                                 SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  July 13, 2001                     BIORA AB

                                         By:    /s/ Rickard Soderberg
                                            -------------------------------
                                              Rickard Soderberg
                                              President & CEO


                                         By:  /s/ Anders Agering
                                            -------------------------------
                                              Anders Agering
                                              Chief Financial Officer




KPMG Logo



                         Biora AB and Subsidiaries

                     REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of BIORA AB

We have audited accompanying consolidated balance sheets of Biora AB and its subsidiaries as of December 31, 1998, December 31, 1999 and December 31, 2000 and the related consolidated statements of operations and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with Swedish and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fair1y, in all material respects, the financial position of Biora AB and its subsidiaries at December 31, 1998, December 31, 1999 and December 31, 2000, and the result of their operations and cash flows for the years then ended in conformity with Swedish generally accepted accounting principles.

Generally accepted accounting principles in Sweden vary in some respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations and shareholders equity as at and for the years ended December 31, 1998, December 31, 1999 and December 31, 2000 to the extent summarized in Note 23 to the consolidated financial statements.

Ma1mo, Sweden

March 22, 2001


/s/ Alf Svensson
    ------------
    Alf Svensson
    Authorized Public Accountant
    KPMG Bohlims AB
    Member of KPMG international




Condensed Consolidated Income Statements - U.S. GAAP Basis

-------------------------------------------------------------------------------------------
Year Ended December
31,
-------------------------------------------------------------------------------------------
                       1995       1996        1997       1998        1999        2000
-------------------------------------------------------------------------------------------
Product sales          936        4,561       16,499     50,119      73,556      89,160
-------------------------------------------------------------------------------------------
Contract revenue       2,765      526            818        224         -            -
-------------------------------------------------------------------------------------------
Total revenues         3,701      5,087       17,317     50,343      73,556      89,160
-------------------------------------------------------------------------------------------
Cost of goods sold      -142     -4,513       -5,533    -10,864     -15,470     -21,148
-------------------------------------------------------------------------------------------
Gross profit           3,559        574       11,784     39,479      58,086      68,012
-------------------------------------------------------------------------------------------
Selling expenses      -6,081    -21,220      -64,830    -89,622     -90,783     -78,387
-------------------------------------------------------------------------------------------
Administrative        -7,490     -6,956      -18,173    -22,133     -18,505     -25,437
expenses
-------------------------------------------------------------------------------------------
Research and          -9,347    -11,157      -23,744    -37,233     -32,653     -32,795
development costs
-------------------------------------------------------------------------------------------
Other operating            0        376        1,550     42,674       4,001         393
income
-------------------------------------------------------------------------------------------
Other operating            0     -1,782       -2,843     -1,946      -3,659        -375
expenses
-------------------------------------------------------------------------------------------
Loss from operations  -19,359   -40,165      -96,256    -68,781     -83,513     -68,589
-------------------------------------------------------------------------------------------
Interest income          127        272       18,126     11,576       5,231       3,095
-------------------------------------------------------------------------------------------
Interest expense      -4,196     -2,066         -727         -4         -11        -365
-------------------------------------------------------------------------------------------
Loss before income    -23,428   -41,959      -78,857    -57,209     -78,293     -65,859
taxes
-------------------------------------------------------------------------------------------
Income taxes              -20       142         -101        -42        -154        -168
-------------------------------------------------------------------------------------------
Loss before minority  -23,448   -41,817      -78,958    -57,251     -78,447     -66,027
interest
-------------------------------------------------------------------------------------------
Minoroty interest           -       137          149          -           -           -
-------------------------------------------------------------------------------------------
Net loss              -23,448   -41,680      -78,809    -57,251     -78,447     -66,027
-------------------------------------------------------------------------------------------


Condensed Consolidated Balance Sheets - U.S. GAAP Basis

ASSETS                                           As of December 31,

                                          1995      1996     1997      1998      1999    2000
                                         -----     -----     ----      ----      ----    -----
Cash and cash equivalents                3,107     5,342   286,310   187,048  112,804   53,755
Accounts receivable - trade                560       476     2,600     6,313    9,281    9,173
Other current assets                     1,889    15,614     8,328    13,648   10,701   11,939
Total current assets                     5,556    21,432   297,238   207,009  132,786   74,867

Patents                                  2,158     4,515     4,230     4,513    4,344    5,397
Property, machinery,
equipm - net                             1,534     5,202     9,243     9,937    8,518    3,939
Other long-term receivables                345     2,719     2,571     2,876    2,553
Total long-term assets                   3,692    10,062    16,192    17,021   15,738   11,889

Total assets                             9,248    31,494   313,430   224,030  148,524   86,756



LIABILITIES AND SHAREHOLDERS'

DEFICIT / EQUITY                    As of December 31,

                                             1995     1996     1997     1998      1999     2000
-----------------------------------------------------------------------------------------------
Accounts payable - trade                    1,549   12,501     5,026    8,742    7,600    8,973
-----------------------------------------------------------------------------------------------
Other current liabilities                   2,056    6,318    50,731   18,602   22,433   23,443
-----------------------------------------------------------------------------------------------
Total current liabilities                   3,605   18,819    55,757   27,344   30,033   32,416
-----------------------------------------------------------------------------------------------
Convertible loans                           5,487        0         0        0        0        0
-----------------------------------------------------------------------------------------------
Other long-term liabilities                13,139   61,075     7,832    7,907    7,954   10,171
-----------------------------------------------------------------------------------------------
Total long-term liabilities                18,626   61,075     7,832    7,907    7,954   10,171
-----------------------------------------------------------------------------------------------
Shareholders' equity / deficit            -12,983  -48,400   249,841  188,779  110,537   44,169
-----------------------------------------------------------------------------------------------
Total liab and shareholders'equity          9,248   31,494   313,430  224,030  148,524   86,756
-----------------------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK 000s where not otherwise indicated)

----------------------------------------------------------------------------
Note 1 Basis of presentation
----------------------------------------------------------------------------

Nature of operations
--------------------
Biora is a Swedish biotechnology company that develops, manufactures, markets and sells products for treatment primarily of diseases in the mouth. The principal product, Emdogain promotes the regain of tooth-supporting tissues which have been lost due to a periodontal disease. Emdogain is marketed in Europe, North and South America and Asia.

The accompanying Financial Statements present the financial position, results of operations and cash flows of Biora AB (publ) ("Biora") and its subsidiaries (Biora AB and subsidiaries collectively referred to as the "Company") and have been prepared according to the Swedish Annual Accounts Act, and the Swedish Financial Accounting Standards Council's recommendations, which represent generally accepted accounting principles in Sweden ("Swedish GAAP"). These accounting principles differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See note 23 for a discussion of the principal differences between Swedish GAAP and U.S. GAAP affecting the Company's results of operations and shareholders' equity.

Financial Statements expressed in U.S. dollars
----------------------------------------------
The consolidated financial statements are presented in Swedish kronor ("SEK"), and for the year 2000 are also presented in U.S. dollars, (the latter being) which presentation is unaudited and being presented solely for convenience of the reader, at the rate of SEK 10.7900 = USD 1.00, the Noon Buying Rate of the U.S. Federal Reserve Bank of New York on May 31, 2001. Amounts may not total due to rounding.

Changes in the accounts
-----------------------
2.5 % royalty to Astra on sales of Emdogain (see note 22) has been reclassified from research and development costs to costs of goods sold in 1998, since the royalty expense is directly variable with sales. In the annual accounts of 1999 the part of option premiums received, earlier disclosed as current liability, was disclosed as long-term liability. The comparative figures have been adjusted accordingly. In all other respects the accounting principles have been kept unchanged as compared to the earlier year.

Consolidation principles
------------------------
The Consolidated Financial Statements comprise the financial accounts for the Company. The Consolidated Financial Statements have been prepared in accordance with the Swedish Financial Accounting Standards Council's RR 1:96 recommendation. Consolidation has been carried out in accordance with the acquisition accounting method. Inter-company transactions have been eliminated in the consolidation.

Translation of the accounts of foreign subsidiaries
---------------------------------------------------
The Company applies the Current Method, which means that the Balance Sheets of the foreign operations have been translated at the average of the buy and sell exchange rates prevailing at the end of the year, and their Statements of Operations have been translated at the average exchange rate for the fiscal year. Resulting translation differences have been recorded directly to shareholders' equity, see note 16.

Revenue recognition
-------------------
Revenue from the sale of goods is recorded upon delivery.

Cost of goods sold
------------------
With Emdogain becoming fully commercially available in 1996 the Company, beginning in 1996, has accounted for production costs as costs of goods sold, with the exception of costs directly related to research and development.

Cost of goods sold also includes 2.5% royalty to Astra on sales of Emdogain (see note 22).

Research and development (R&D) costs
------------------------------------
R&D costs consist of all costs attributable to the preclinical and clinical divisions in Biora, including product development, costs relating to product registration and costs for clinical studies. R&D costs also include amortization of capitalized R&D costs and patents and depreciation of equipment used for R&D purposes.

Capitalized research and development (R&D) costs
------------------------------------------------
The Swedish Accounting Act (bokforingslagen) and Swedish GAAP allow certain research and development costs and costs incurred in the related product approval process to be capitalized if it is probable that the product will generate future economic benefits. The Company has capitalized research and development costs and costs related to the product approval process incurred by the Company in connection with the development of Emdogain, net of revenue from contract sales and research grants. The capitalization of such costs commenced in connection with the completion of clinical studies and the submission of an application by the Company to the Food & Drug Administration (the "FDA") in the United States for approval for sale and production of Emdogain. All R&D costs previously incurred by the Company were charged to the Statement of Operations.

The Company reviews the recoverability of the capitalized costs based upon projected future undiscounted cash flows of the related product.

The capitalized costs are fully amortized in connection with the year end closing 2000. They have been amortized over a five-year period, based on the estimated sales revenue beginning in 1996 when Emdogain became fully commercially available.

Research and development costs (other than equipment expense which is capitalized for the purpose of Swedish GAAP) incurred in connection with other products based on the Emdogain technology and to new formulations of Emdogain are expensed as incurred. Product approval costs are expensed as incurred.

Patents
-------
Patents are reported at original acquisition cost less accumulated amortization. Patents are amortized over the estimated ecomomic life of the product to which the patent refers, which normally exceeds 5 years, commensing when the product becomes fully commercially available. The amortization period does not exceed 10 years nor does it exceed the period of validity of the various patents.

Machinery and equipment
-----------------------
Machinery and equipment are reported at original acquisition cost less accumulated depreciation. Maintenance and repair costs are expensed as incurred. New investments, improvements and major repurchases are capitalized. Computer equipment is depreciated over an estimated useful life of three years. Other machinery and equipment are, as before, depreciated over an estimated useful life of five years.

Leasing agreements
------------------
The Company leases certain machinery and equipment under operating leases.

Receivables
-----------
Receivables are recorded at their expected net realizable value.

Inventories
-----------
Inventories are reported at the lower of cost and net realizable value. The "first-in, first-out" ("FIFO") method has been applied for all inventories. Provision has been made for obsolete inventories.

Cash equivalents
----------------
The Company considers Cash and banks and Bank deposits to be cash equivalents. The cash equivalents have an original maturity of 90 days or less.

Income taxes
------------
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets are recognized to the extent that they can be realized from reversing deferred tax liabilities. Remaining deferred tax assets, which include the tax effect of tax loss carried forward, are reduced by a valuation allowance to the amount that it is "more likely than not" to be realized.

Tax legislation in Sweden offers companies the opportunity to defer their current tax liability by making tax deductible allocations to untaxed reserves. (See note 7 and 23 e).

Receivables and liabilities in foreign currency
-----------------------------------------------
Assets and liabilities denominated in foreign currencies have been translated at the year-end exchange rate. Currency-hedged balances have been translated at the spot rate when the balance occured with adjustment for the accrued deduction or addition agreed upon in the hedge contract.

Exchange gains / losses pertaining to operating assets and liabilities are included in Other operating income by 3,147 in 1998, 3,987 in 1999 and 198 in 2000 and in Other operating expenses by 547 in 1998, 2,770 in 1999 and and 484 in 2000. Exchange gains pertaining to current financial assets have been included in Interest income by 872 in 1998, 312 in 1999 and 127 in 2000.

Net loss per share
------------------
Net loss per Ordinary Share - Basic (i.e., undiluted) is computed by dividing net loss by the weigthed average number of Ordinary Shares outstanding for each year (21,203,800 for 1998, 1999 and 2000).

The effect of the Company's Warrants has not been included in the computation of Net loss per Ordinary Shares as it would be anti-dilutive.

Hedging of future cash flows
----------------------------
Certain future cash flows in foreign currency concerning anticipated transactions are hedged using forward exchange contracts. Unrealized gains and losses on such financial instruments that are designated as a hedge are deferred and are recognized as an adjustment of the measurement of the transaction when it actually occurs. It is the policy of Biora to hedge 75% of anticipated, budgeted future cash inflows in foreign currency for the following twelve months.

Additionally part of the anticipated cash inflows in YEN in the year 2001 was hedged as per December 31, 1999, after decision by the Board of Directors.

To avoid currency risks in the net receivables from the subsidiaries (receivables after deduction of write-downs made) the Biora has, in accordance with this policy, hedged the main part of the net receivables in accordance with forward exchange contracts. The forward exchange contracts prevailing on December ber 31, 2000, had a duration up until March 30, 2001.

During 1999 and 2000 budgeted inflows in YEN were hedged by foreign exchange contracts. The corresponding inflows budgeted for the year 2001 have been hedged by foreign exchange contracts.

Financial instruments
---------------------
In order to qualify for deferral accounting of unrealized gains and losses on financial instruments, such instruments must be designated as and effective as a hedge of an underlying asset or liability, firm committment or anticipated transaction. Management reviews the correlation and the effectiveness of its financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked- to-market with the resulting unrealized gain or loss recorded as foreign exchange gain or loss in the income statement.

It is the Company's policy that terms and contractual maturities of financial instruments that are designed to hedge foreign currency exposures correspond to the terms and, where appropriate, the maturities of the under-lying hedged transactions.

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

Premiums paid for the sale of foreign currency are recorded among current receivables or liabilities in the consolidated balance sheet and are amortized as an adjustment of the underlying revenue or expense item.

Foreign exchange rate risk management
-------------------------------------
Forward exchange contract - Assets and liabilities that are covered by qualifying hedges are translated at the rate specified in the forward exchange contract.

Use of estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

----------------------------------------------------------------------------
Note 2 Personnel
----------------------------------------------------------------------------

The average number of employees during the respective fiscal year at each working site:




                                                    Year Ended December 31,
                         ---------------------------------------------------------------------------------
                                   1998                        1999                          2000
                         -----------------------      -----------------------     ------------------------
                         Number of      Of which      Number of     Of which       Number of     Of which
                         employees       men %        employees       men %        employees       men %
                        ----------------------------------------------------------------------------------
Biora:                      37            32             40             26            38             24
                        ----------------------------------------------------------------------------------
Subsidiaries:
Germany                     16            51             18             45            13             48
Switzerland                 -             -               0             50             -              -
U.S.                        19            61             22             59            26             54
Italy                        2            67              2             50             1              7
Netherlands                  2            43              3             47             4             54
UK                           2            21              2              0             -              -
                         ----------------------------------------------------------------------------------
Total subsidiaries          41            54             47             50            44             51
                         ----------------------------------------------------------------------------------
Consolidated                78            43             87             39            82             38
                         ==================================================================================




Wages, salaries, other remuneration and social insurance costs during the fiscal year:


                                                    Year Ended December 31,
                      -------------------------------------------------------------------------------------
                                   1998                        1999                          2000
                      --------------------------      -----------------------     -------------------------
                        Wages,         Social         Wages,         Social         Wages,        Social
                       salaries       insurance      salaries       insurance      salaries      insurance
                       and other      expenses       and other      expenses      and other      expenses
                        remune-       (of which       remune-       (of which      remune-       (of which
                        ration         pension        ration         pension        ration        pension
                                       costs)                        costs)                       costs)
                      -------------------------------------------------------------------------------------
Biora                   18,482          9,061         18,712          9,203        17,721          9,225
                                       (3 485)*                      (3 695)*                     (3 490)*
Subsidiaries            24,462          4,083         29,346          4,765        25,157          3,071
                                         (980)                         (897)                        (715)
                      -------------------------------------------------------------------------------------
Consolidated            42,944         13,144         48,058         13,968        42,878         12,296
                                       (4 465)**                     (4 592)**                    (4 205)**
                      =====================================================================================

*622 for 1998, 781 for 1999 and 1,434 for 2000 of Biora's pension cost refer to the category Board of Directors and President. Biora did not have any outstanding pension obligations neither at December 31, 1998 nor December 31, 1999 nor December 31, 2000.

** 1,198 for 1998, 1,260 for 1999 and 1,623 for 2000 of the consolidated pension cost refer to the category Board of Directors and President. The consolidated outstanding pension obligations to this category amounted to 268 as at December 31, 1998, 248 as at December 31, 1999, and 233 as at December 31, 2000.



Wages, salaries and other remuneration at each working site distributed between Biora and the Subsidiaries and between Board members, etc., and other employees:




                                                    Year Ended December 31,
                      -------------------------------------------------------------------------------------
                                   1998                        1999                          2000
                      --------------------------      -----------------------     -------------------------
                        Board of       Other         Board of        Other         Board of        Other
                        Directors    employees      Directors      employees      Directors      employees
                           and                         and                           and
                        President                   President                     President
                      -------------------------------------------------------------------------------------
Biora:                    3,224        15,258         3,165          15,547         4,893         12,828
Subsidiaries:
Sweden                        -             -            25               -             -              -
Germany 1)                1,443         7,097         2,600           8,435          -135          5,528
Switzerland                   -             -           340             182             -              -
U.S.                      1,529        10,613         1,623          12,408         1,800         14,895
Italy 2)                  1,077           114           972             189            81            175
Netherlands 3)              721           785           843             782         1,916            897
UK                          331           752             -             947             -              -
                      -------------------------------------------------------------------------------------
Total subsidiaries        5,101        19,361         6,403          22,943         3,662         21,495
                      -------------------------------------------------------------------------------------
Consolidated              8,325        34,619         9,568          38,490         8,555         34,323
                      =====================================================================================


1) Severance pay amounting to 1,382 was included in the remuneration to the President in Germany 1999. The final settlement resulted in two in stead of twelve months severance pay. Accordingly the year 2000 remuneration to the President has been reduced by 1,105.

2) The employment contract with the President in Italy was transformed into a consultancy agreement as from February 1, 2000.

3) Severance pay amounting to 1,316 is included in the year 2000 remuneration to the employees in Holland, including 1,154 for the President.



Information below regarding benefits expensed for senior executives refers to 2000 and has been reported in accordance with the recommendation of the Swedish Industry and Commerce Stock Exchange Committee.

A fee of 150 has been expensed regarding Per Wahlstrom, Chairman of the Board of Biora.

In addition to their ordinary fee three Board members have received remuneration for their services as members of the Audit Committee of Biora as follows: Svein G. Eskedal 40, Bertil Koch Konsult 25, Toni Weitzberg 25. Additionally Eskedal Consult A/S has received 1,082 for consultancy assignments.

The salary expensed for Tomas Hammargren, President of Biora through August 13, 2000, amounted to 2,506, including severance pay of 1,758. In addition he received pension benefits paid by Biora in accordance with an individual plan prepared by Forsakrings AB Skandia, for which the Company expensed 738, including 522 concerning the severance pay. In accordance with the employment contract, Tomas Hammargren was entitled to severance pay equal to 18 months' salary.

The salary expensed for Rickard Soderberg, President of Biora commencing August, 14, 2000, amounted to 650. In addition he received pension benefits paid by Biora in accordance with an individual plan prepared by Forsakrings AB Skandia, for which the Company expensed 135. In accordance with the employment contract, Rickard Soderberg is entitled to a 6-month mutual period of notice. In addition he is entitled to a severance pay equal to 18 months' salary. Rickard Soderberg is also entitled to the customary company car.

The salary expensed for Anders Agering, Executive Vice President of Biora, amounted to 882. In addition he received pension benefits paid by Biora in accordance with an individual plan prepared by SPP Liv, for which the Company expensed 286. In accordance with the employment contract, Anders Agering is entitled to severance pay equal to one year's salary plus a further six months salary after the age of 50.

Other senior executives employed by the Parent Company are also entitled to a severance pay not exceeding 18 months' salary. Future pension benefits are based on individual plans.


----------------------------------------------------------------------------
Note 3 Remuneration to the auditors of the Company
----------------------------------------------------------------------------

The following remuneration to the auditors of the Company, KPMG, are included in the Consolidated Loss from operations:

                                        Year Ended December 31,
                                  ---------------------------------
                                    1998         1999        2000
                                  ---------------------------------
Audit assignments                    785         461         423
Other assignments                    948         658         338
                                  ---------------------------------
Total                               1,733       1,119        761
                                  =================================



----------------------------------------------------------------------------
Note 4 Research and development (R&D) costs
----------------------------------------------------------------------------

In the Statements of Operations, R&D costs have been reported as net amounts, after deductions for costs capitalized during the year, in accordance with the following:

                                                          Year Ended December 31,
                                                     ---------------------------------
                                                      1998          1999         2000
                                                     ---------------------------------
Total research and development costs                  39,980        41,597      42,789
Capitalized research and development costs                 -             -           -
                                                     ---------------------------------
Net                                                   39,980        41,597      42,789
                                                     =================================


In research and development costs 1998 are included SEK 6.3 million in remuneration to Eastham Corporation Ltd in connection with the registration of Emdogain in the U.S.

Concerning progressive amortization of capitalized R&D costs included in research and development costs, see note 5.


----------------------------------------------------------------------------
Note 5  Depreciation / amortization
----------------------------------------------------------------------------

In the Statements of Operations, the following depreciation / amortization has been included in the cost of goods sold, selling expenses, administrative expenses and research and development costs:

                                                  Year Ended December 31,
                                            ----------------------------------
                                              1998         1999          2000
                                            ----------------------------------
Cost of goods sold                             724          844          1,072
Selling expenses                             1,920        2,049          3,235
Administrative expenses                        309          358            552
Research and development costs               5,128       10,896         14,507
                                            ----------------------------------
Total                                        8,081       14,147         19,366
                                            ==================================

Included in depreciation / amortization accounted for as research and development costs are amortization of capitalized R&D costs amounting to 2,924 for 1998, 8,595 for 1999 and 10,514 for 2000.

In the year 2000 depreciation / amortization is included a write-down of the Amelin-patent by 1,430.

Due to the computer equipment being depreciated over an estimated useful life of 3 years as from 2000, the depreciations are approximately SEK 1.7 million larger year 2000 than would have been the case if the useful life had still been estimated to 5 years.

See note 9 concerning the distribution of depreciation / amortization between the different kinds of long-term assets.


----------------------------------------------------------------------------
Note 6 Other operating income and Other operating expenses
----------------------------------------------------------------------------

A conditional advance from Seikagaku Corporation, who has been appointed Biora's exclusive distributor of Emdogain in Japan, was received in 1996. The advance amounted to USD 5 million.

Since Emdogain was approved for sale in Japan in January 1998, the nonrecurring revenue of SEK 39.4 million is included in the 1998 Other operating income and royalty expense to Astra of SEK 1.0 million on this revenue is included in the 1998 Other operating expenses. With the 1998 approval for sale of Emdogain in Japan the payment is nonrefundable and is not tied to any performance measures or any other contingencies that would require repayment.

A pensionfee surplus at SPP of 446 has been recorded as Other operating income during year 2000.

Concerning exchange rate differences, see note 1.


----------------------------------------------------------------------------
Note 7 Income taxes
----------------------------------------------------------------------------

The loss before income taxes consists of the following:

                                       Year Ended December 31,
                                 ------------------------------------
                                   1998         1999          2000
                                 ------------------------------------
Sweden                            -18,207      -87,649       -88,449
Foreign                           -41,749        1,064        12,468
                                 ------------------------------------
Total                             -59,956      -86,585       -75,981
                                 ====================================


Income taxes are distributed as follows:

                                       Year Ended December 31,
                                 ------------------------------------
                                   1998         1999          2000
                                 ------------------------------------
Current
-------
Sweden                               21            -             -4
Foreign                             -22         -154           -164
                                 ------------------------------------
Total                                -1         -154           -168
                                 ====================================
Deferred
--------
Sweden 1)                           395            0              -
Foreign                            -436            -              -
                                 ------------------------------------
Total                               -42         -154           -168
                                 ====================================


1) Deferred tax liability concerning untaxed reserves has been resolved by 430 in 1999. In 1998 this deferred tax liability was netted against deferred tax asset from non utilized tax losses carried forward.
   See also note 23(e).



The foreign income taxes are state taxes and federal "Alternative Minimum Tax" in the U.S. and local tax ("IRAP") in Italy.

Deferred tax assets on losses have not been recorded.



A reconciliation of the nominal tax expected, 28 %, compared with the Company's effective tax is shown below:

                                                                  Year Ended December 31,
                                                           ------------------------------------
                                                             1998         1999          2000
                                                           ------------------------------------
Expected income tax benefit 1)                              16,788        24,244        21,275
Effect of:
Difference in tax rates for foreign subsidiaries             4,365          -369        -1,645
Losses not currently utilized                              -19,856       -24,825       -23,091
Utilized losses from earlier years                               -         2,065         5,585
Non-deductible items                                        -1,732        -1,273        -2,294
Non-taxable income                                             434             4             2
Deferred tax                                                   -41             -             -
                                                           ------------------------------------
Actual tax according to Statements of Operations               -42          -154          -168
                                                           ====================================

1) Expected income tax benefit is determined by applying the statutory federal Swedish tax rate of 28% to the net loss before tax.



The Company had tax loss carried forward in The Netherlands, Germany, Italy, UK, Switzerland and U.S., that amounted to 176,864 at December 31, 2000. These tax losses carried forward are, however, still subject to audit and approval by the relevant tax authorities.

The applicable tax rates for the foreign subsidiaries are 35% in The Netherlands, 37% in Germany, 40,5% in Italy, 30% in UK, 25% in Switzerland and 42% in U.S.

The Company had tax loss carried forward in Sweden that amounted to 260,519 at December 31, 2000. This tax loss carried forward is, however, also subject to audit and approval by the Swedish tax authorities.

Under the tax laws of The Netherlands, Germany, Italy, UK and Sweden tax losses carried forward do not expire. For Switzerland the time limit is 7 years and for U.S. 15 years.



----------------------------------------------------------------------------
Note 8 Minority interest
----------------------------------------------------------------------------

During 1996 a joint company was formed in South Africa by Biora (50%) and Arne and Lena Widerstrom (50%). The minority interest in the loss of 1998, 1999 and 2000 was none.

The minority interest in equity was none for 1998, 1999 and 2000.

The minority interest consisted of Arne and Lena Widerstrom's participation in Biora S.A, Ltd, South Africa.

In September 1998 Biora acquired the remaining 50% of the shares (180,000) in Biora SA Ltd for a price of SEK 0. At the same time the marketing activities in South Africa were transferred to an external distributor.


---------------------------------------------------------------------------
Note 9 Acquisition value of Long-term assets, etc.
---------------------------------------------------------------------------

Capitalized R&D costs


Capitalized R&D costs
---------------------
                                                                         Year Ended December 31,
                                                                   ------------------------------------
                                                                     1998         1999          2000
                                                                   ------------------------------------
Accumulated acquisition cost, beginning and end of year             23,094        23,094         23,094
                                                                   ------------------------------------
Accumulated amortization, beginning of year                         -1,061        -3,985        -12,580
Amortization for the year                                           -2,924        -8,595        -10,514
                                                                   ------------------------------------
Accumulated amortization, end of year                               -3,985       -12,580        -23,094
                                                                   ------------------------------------
Net book value, end of year                                         19,109        10,514              -
                                                                   ====================================



Patents
-------
                                                                         Year Ended December 31,
                                                                   ------------------------------------
                                                                     1998         1999          2000
                                                                   ------------------------------------
Accumulated acquisition cost, beginning of year                      6,376         7,571          8,463
Capital expenditures for the year                                    1,300         1,040          3,589
Sales / Disposals                                                     -214             0              0
Translation differences for the year                                   109          -148             32
                                                                   ------------------------------------
Accumulated acquisition cost, end of year                            7,571         8,463         12,084
Accumulated amortization, beginning of year                           -435        -1,343         -2,404
Disposals                                                              214             -              -
Amortization for the year                                           -1,100        -1,103         -1,132
Write-downs for the year                                                 -             -         -1,430
Translation differences for the year                                   -22            42             -6
                                                                   ------------------------------------
Accumulated amortization, end of year                               -1,343        -2,404         -4,972
                                                                   ------------------------------------
Net book value, end of year                                          6,228         6,059          7,112
                                                                   ====================================



Plant and machinery
-------------------
                                                                         Year Ended December 31,
                                                                   ------------------------------------
                                                                     1998         1999          2000
                                                                   ------------------------------------
Accumulated acquisition cost, beginning of year                      3,911         4,931          6,013
Capital expenditures for the year                                    1,089         1,181            984
Sales / disposals                                                      -69          -134            -50
Reclassification                                                         -            35             -7
                                                                   ------------------------------------
Accumulated acquisition cost, end of year                            4,931         6,013          6,940
                                                                   ------------------------------------
Accumulated depreciation, beginning of year                         -2,337        -2,994         -3,765
Sales / disposals                                                       68            87             50
Reclassification                                                         -           -14              7
Depreciation of the year                                              -725          -844         -1,072
                                                                   ------------------------------------
Accumulated depreciation, end of year                               -2,994        -3,765         -4,780
                                                                   ------------------------------------
Net book value, end of year                                          1,937         2,248          2,160
                                                                   ====================================



Equipment, tools, fixtures and fittings
---------------------------------------
                                                                        Year Ended December 31,
                                                                   ------------------------------------
                                                                     1998         1999          2000
                                                                   ------------------------------------
Accumulated acquisition cost, beginning of year                     13,688        17,463         18,507
Capital expenditures for the year                                    3,967         1,802          1,510
Sales / disposals                                                     -441          -688         -1,217
Reclassification                                                         -           -35              7
Translation differences for the year                                   249           -35            735
                                                                   ------------------------------------
Accumulated acquisition cost, end of year                           17,463        18,507         19,542
                                                                   ------------------------------------
Accumulated depreciation, beginning of year                         -3,859        -7,131        -10,254
Sales / disposals                                                      181           464            718
Reclassification                                                         -            14             -7
Depreciation of the year                                            -3,396        -3,586         -5,218
Translation differences for the year                                   -57           -15           -499
                                                                   ------------------------------------
Accumulated depreciation, end of year                               -7,131       -10,254        -15,260
                                                                   ------------------------------------
Net book value, end of year                                         10,332         8,253          4,282
                                                                   ====================================



---------------------------------------------------------------------------
Note 10 Other long-term receivables
---------------------------------------------------------------------------

                                                                         Year Ended December 31,
                                                                   ------------------------------------
                                                                     1998         1999          2000
                                                                   ------------------------------------
Opening balance                                                      2,554         2,571          2,534
Deposits repaid                                                        -57           -39             -6
Deposits expensed                                                        -           -51            -14
Capital value of paid pension insurance fees in Germany                 68            68             30
Translation differences for the year                                    19           -15              9
Reclassification                                                       -13             -              -
                                                                   ------------------------------------
Closing balance                                                      2,571         2,534          2,553
                                                                   ====================================




---------------------------------------------------------------------------
Note 11 Inventories
---------------------------------------------------------------------------

                                                                         Year Ended December 31,
                                                                   ------------------------------------
                                                                     1998          1999          2000
                                                                   ------------------------------------
Raw materials                                                        1,097         1,237         1,208
Work in progress                                                     1,591         2,846           687
Finished products                                                    1,613         1,223         5,183
                                                                   ------------------------------------
                                                                     4,301         5,306         7,078
Obsolescence reserve                                                  -127          -131          -200
                                                                   ------------------------------------
Total                                                                4,174         5,175         6,878
                                                                   ====================================


Schedule of movements in the inventory obsolescence reserve in the Biora Group for the years ended December 31, 1998, 1999 and 2000:



Year              Balance at     Charged         Charged        Additions       Balance at
                  beginning     (credited)      (credited)      or              at end
                  year           to costs and    to other       Deductions      of period
                                 expenses        accounts
--------------------------------------------------------------------------------------------
1998                 67              60              -               -            127
1999                127               4              -               -            131
2000                131              69              -               -            200




---------------------------------------------------------------------------
Note 12 Accounts receivable - trade
---------------------------------------------------------------------------

Schedule of movements in allowance for doubtful accounts and reserves in the Company for the years ended December 31, 1998, 1999 and 2000:


Year              Balance at     Charged         Charged        Additions       Balance
                  beginning     (credited)      (credited)      or              at end
                  year           to costs and    to other       Deductions      of period
                                 expenses        accounts
--------------------------------------------------------------------------------------------
1998                  -             746             35            -127            654

1999                654              76            -46             -43            641

2000                641            -171             24              43            537
                                                   (A)             (B)

(A) Foreign exchange differences
(B) Write-offs and collections of bad debts as well as additional accruals




---------------------------------------------------------------------------
Note 13 Other current receivables
---------------------------------------------------------------------------

                                                                         Year Ended December 31,
                                                                   ------------------------------------
                                                                     1998          1999          2000
                                                                   ------------------------------------
Tax receivables                                                        174           292          678
V.A.T.                                                               1,866         2,133        1,548
Receivables from employees                                             103            77           59
Receivable from SPP                                                      -             -          250
Other current receivables                                              274           267           83
Total                                                                2,417         2,769        2,618



---------------------------------------------------------------------------
Note 14 Prepaid expenses and accrued income
---------------------------------------------------------------------------

                                                                         Year Ended December 31,
                                                                   ------------------------------------
                                                                     1998          1999          2000
                                                                   ------------------------------------
Prepaid leasing and property rental expenses                        1,226           947          1,012
Prepaid insurances                                                    665           674            482
Prepaid marketing expenses                                            626           579            352
Prepaid travel expenses                                               112           144             60
Other prepaid expenses                                                519           405            739
Accrued interest income                                             3,909             8             48
Total                                                               7,057         2,757          2,693




---------------------------------------------------------------------------
Note 15 Cash and Cash equivalents
---------------------------------------------------------------------------

                                                                         Year Ended December 31,
                                                                   ------------------------------------
                                                                     1998          1999          2000
                                                                   ------------------------------------
Bank deposits                                                      148,050         90,000        40,000
Cash and banks                                                      38,998         22,804        13,755
Total                                                              187,048        112,804        53,755



As at December 31, 2000, the following amounts were invested short-term at a fixed rate of interest:


Currency                           Period                                      Amount
--------                           ------                                      ------
Handelsbanken Markets              December 22, 2000 - January 2, 2001         40,000
                                                                               ------
Total                                                                          40,000
                                                                               ======


As at December 31, 1998 TSEK 140,000 plus TUSD 1,000 were invested short-term with Svenska Handelsbanken AB at a fixed rate of interest.

As at December 31, 1999 TSEK 80,000 were invested short-term with Svenska Handelsbanken AB and TSEK 10,000 were invested short-term with Nordbanken (certificate of deposit), both at a fixed rate of interest.

As at December 31, 2000 as well as at December 31, 1999 Biora GmbH had unutilized bank overdraft facilities amounting to TDEM 30.




---------------------------------------------------------------------------
Note 16 Shareholders' equity
---------------------------------------------------------------------------

                                                      Restricted equity                     Accumulated Loss
                                               -------------------------------    -------------------------------------

                                                             Share      Other
                                 Number of     Share      premium   restricted    Translation   Accumlated   Translation
                                  shares      capital     reserve     equity      differences      loss      differences    Total
                               ---------------------------------------------------------------------------------------------------
Balance at December 31, 1997     21,203,800     848      371,976       1,016          91         -95,979          -17     277,935
Adjustment of issue expenses                                  72                                                               72
Disposition of loss in the
   Parent Company                                        -46,522                                  46,522                        0
Equity part of change in
   foreign exchange reserve                                               89                         -89                        0
Change in translation
    differences                                                                      612                       -4,651      -4,039
Net loss for the year                                                                            -59,998                  -59,998
Balance at December 31, 1998     21,203,800     848      325,526       1,105         703        -109,544       -4,668     213,970
Disposition of loss in the
   Parent Company                                       -103,140                                 103,140                        0
Equity part of change in
   foreign exchange reserve                                           -1,105                       1,105                        0
Change in translation
   differences                                                                      -530              15          690         175
Net loss for the year                                                                            -86,739                  -86,739
Balance at December 31, 1999     21,203,800     848      222,386           -         173         -92,023       -3,978     127,406
Disposition of loss in the
   Parent Company                                        -77,827                                  77,827                        0
Change in translation
   differences                                                                       130                         -472        -342
Net loss for the year                                                                            -76,149                  -76,149
Balance at December 31, 2000     21,203,800     848      144,559           -         303         -90,345       -4,450      50,915



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

As at December 31, 1998, 1999 and 2000 there was no unrestricted equity available for dividends.

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

The warrants were exerciseable for Ordinary Shares at any time up until January 31, 2001. None of the warrants were exercised. See also note 18.

On April 23, 1998, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of 50 principal amount of subordinated debentures with 200,000 accompanying warrants to Biora Option AB. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which reflects the premium to employees of the Company to provide them with appropriate incentives to encourage them to continue in the employ of the Company and to acquire a proprietary interest in the long-term success of Biora. Accordingly the employees were required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. Employees of the Company have subscribed for 89,250 (71,250 as at December 31, 1999 and 59,750 as at December 31, 1998) warrants of this program. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 130.00.

The warrants are exerciseable for Ordinary Shares at any time during May 2002. If all of these warrants are fully exercised, the total number of shares outstanding will increase to 21,403,800. See also note 18.


---------------------------------------------------------------------------
Note 17 Pension plans
---------------------------------------------------------------------------

The majority of the Company's employees participate in a state-sponsored multiemployer pension plan that provides defined benefits to its employees as well as certain disability and survivor benefits.

Payments are made through non-participating insurance arrangements.

The Company's pension costs for the years ended December 31, 1998, 1999 and 2000, respectively, are shown in the following table.

                                                   Year Ended December 31,
                                                 -----------------------------
                                                 1998          1999       2000
                                                 -----------------------------
Social security                                  2,345       1,452      2,204
Swedish national multi-employer plan             1,091       1,364        901
Individual                                       3,293       3,145      3,194
                                                 -----------------------------
Total pension costs                              6,729       5,961      6,299
                                                 =============================

Payments for individual pensions are also made to insurance companies. The Company has no further obligations once such payments are made.


---------------------------------------------------------------------------
Note 18 Other long-term liabilities
---------------------------------------------------------------------------

                                                   Year Ended December 31,
                                                 -----------------------------
                                                 1998          1999       2000
                                                 -----------------------------
Liabilities to credit institutions (a)              -            -        2,400
Other long-term liabilities (b)                 5,475        5,505       5,506
Total                                           5,475        5,505       7,906


(a) The liabilities to credit institutions are the only interest bearing liabilities of the Company, amounting to SEK 2,400,000 on December 31, 2000 (0 on December 31, 1999 and 1998). This amount is the first payment of the total conditional loan of SEK 15 million, granted by the Swedish Industrial Fund for the project "Emdogain for extra-oral woundhealing applications". SEK 4 million of the loan mature on December 30, 2004, SEK 5 million on December 30, 2005 and remaining amount on December 30, 2006. In addition to interest (at the official discount rate plus 2.5%) the Swedish Industrial Fund is entitled to royalty based on net sales as follows:

     '- 3% of the net sales from the product, from raw material, chemicals, components etc for the product and from services related to the product.

     '- 12% of all revenues from agreements concerning option to or concerning grant of licence to produce or sell the product, components, chemicals etc for the product as well as services related to the product. '- When the Parent Company has paid royalties totalling 167% of the loan obtained from the Swedish Industrial Fund the above mentioned royalty rates shall be reduced from 3 to 0,5% and from 12 to 2,4% respectively. '- The royalty right of the Swedish Industrial Fund expires four calendar years after the calendar year when the Company has repaid the outstanding loan including accrued interest, however not before December 30 2010.


(b) On December 31, 1997, the consolidated liability to the minority owners of Biora SA Ltd amounted to approximately SEK 123,000. This liability has been amortized when Biora acquired the remaining 50% of the shares in September 1998. Other long-term liabilities amounting to SEK 5,320,000 as of December 31, 1998, 1999 and 2000 apply to option premiums received from the warrant program approved in January 1997, 560,000 warrants a SEK 9.50. Other long-term liabilities amounting to approximately SEK 155,000 as of December 31, 1998, approximately SEK 185,000 as of December 31,1999 and to approximately SEK 186,000 as of December 31, 2000, apply to the warrants which so far have been subscribed for by the employees of the Company.


---------------------------------------------------------------------------
Note 19 Other current liabilities
---------------------------------------------------------------------------

                                                   Year Ended December 31,
                                                 -----------------------------
                                                 1998          1999       2000
                                                 -----------------------------
Employee withholding taxes                       1,130      1,282       1,138
V.A.T.                                             327        418         767
Accrual accounting of forward cover              1,977          -           -
Liabilities to customers                            13        447         161
Other current liabilities                           61        138          84
Total                                            3,508      2,285       2,150


When Emdogain was approved for sale in Japan in January 1998, the advance was recorded as revenue, see note 6.

Biora did not have any short-term interest bearing liabilities neither on December 31, 1998, on December 31, 1999 nor on December 31, 2000.



---------------------------------------------------------------------------
Note 20 Accrued expenses
---------------------------------------------------------------------------

                                                   Year Ended December 31,
                                                 -----------------------------
                                                 1998          1999       2000
                                                 -----------------------------
Accrued personnel-related expenses               4,612      8,879       8,971
Accrued administrative expenses                  1,015      2,604       2,574
Accrued R&D costs                                3,363      3,794       2,104
Accrued marketing expenses                       3,187      1,845       2,477
Accrued royalty expenses                         2,397      1,737       4,062
Other accrued expenses                             520        637         681
Total                                           15,094     19,496      20,869



---------------------------------------------------------------------------
Note 21 Operating leases
---------------------------------------------------------------------------

The Company leases certain plants and equipment in accordance with leasing contracts which expire in the year 2005.

The most material leasing contracts concern rent of offices. The total amount of future minimum rental commitments on December 31, 2000, pertaining to office rental agreements are listed below.

Year
----

2001                                      5,072
2002                                        925
2003                                        652
2004                                        494
2005                                        391
Total                                     7,534


The corresponding office rent expenses amounted to approximately SEK 5,472,000 for the year ended December 31, 2000, approximately SEK 5,714,000 for the year ended December 31, 1999 and approximately SEK 5,259,000 for the year ended December 31, 1998.

The office rental agreements include conditions concerning index regulation of the rent and in some case regulation of the rent due to increase in direct property expenses and taxes. There are possibilities to prolong all office rental agreements.

There are no restrictions in consequence of the office rental agreements.

Remaining leasing contracts concern leasing of cars, copying machines and other office equipment. The total amount of future minimum rental commitments on December 31, 2000, pertaining to car and office equipment leasing agreements are listed below.


Year
----

2001                                      1,174
2002                                        811
2003                                        491
2004                                        108
2005                                         30
Total                                     2,614


The corresponding leasing expenses amounted to approximately SEK 1,702,000 for the year ended December 31, 2000, approximately SEK 2,151,000 for the year ended December 31, 1999 and approximately SEK 3,029,000 for the year endedDecember 31, 1998.


---------------------------------------------------------------------------
Note 22 Commitments
---------------------------------------------------------------------------

In addition to the agreements concerning operating leases mentioned in note 22, the Company has entered into research and development agreements, agreements with subcontractors and agreements concerning purchases of other services.

The expenses for these agreements amounted to approximately SEK 17,505,000 for the year ended December 31, 2000, approximately SEK 14,085,000 for the year ended December 31, 1999 and approximately SEK 21,395,000 for the year ended December 31, 1998.

The total amount of future expense commitments on December 31, 2000, pertaining to these agreements are listed below.


Year
----
2001                                     10,501
2002                                      3,249
2003                                        148
Total                                    13,898


From 1989 to 1992, Astra was a shareholder in the Company and contributed to the financing of the initial research behind and development of Emdogain. On December 31, 1992, Astra, the Company and certain of the Company's other shareholders signed an agreement under the terms of which Astra withdrew from its commitment to finance R&D for products relating to Emdogain, as well as other license agreements between the Company and Astra. As a part of the final settlement with Astra, it was agreed that, until December 31, 2009, Astra would receive a royalty of 2.5% of all commercial revenues (minus deductions for V.A.T. and customs duty) from the dental application areas of the two patents pertaining to Emdogain owned by the Company as at December 31, 1992. For 2000 the above royalty amounted to approximately SEK 2,167,000 (1999 SEK 1,779,000 and 1998 SEK 1,234,000)
regarding normal sales of Emdogain and for 2000 to 0 (1999 0 and 1998 approximately SEK 1,007,000) regarding the non-recurring revenue from Seikagaku.

In September 1998 Biora acquired the remaining 50% of the shares in Biora SA Ltd for the price of SEK 0. Concurrently a royalty agreement with the former minority owners was signed. It was agreed that the former minority owners would receive a royalty of 15% of the invoiced sales of Biora to the new external distributor in South Africa during the years 1999-2001 and 10% royalty of these sales in the years 2002-2003. For 2000 this royalty amounted to approximately SEK 16,000 (1999 SEK 12,000 and 1998 none).

During the year 2000 the Company acquired the rights to a patent-protected pharmaceutical project for treating dry mouth (xerostomia). In the purchase agreement the Company made a commitment to pay 3% royalty of the Net Sales Price of the products based on the acquired rights. If the sales rights of the products are out licensed, the royalty commitment of the Company amounts to 3% of the Net Sales Price of the licensees.

See note 18 (a) concerning commitments in connection with the conditional loan from the Swedish Industrial Fund.

Biora's activities are affecting the environment through the waste of organic material and degradable solvent into water.

As a result, the Company falls under the jurisdiction of the County Environmental Agency and is exposed to the possibility of judicial or administrative actions for remediation and/or penalties brought by the agency.

In connection with the change in environmental laws in Sweden in 1999, Biora was required to apply for an environmental permit. The application was submitted during 2000.

The Company has been and will be responsible for any costs related to its compliance with, or remediation resulting from, environmental regulations.

There are currently no identified environmental projects of which the costs can be reasonably estimated. However, the continuation of present investigations, more extensive investigation over time, or changes in regulatory requirements could result in future liabilities. The Company is insured by third-party insurance companies for liabilities arising from its operations, including loss of or damage to third-party property, death or injury to third parties, statutory workers compensation protection, and pollution caused by sudden and accidental occurrence. Although there can be no assurance that the amount of insurance carried by the Company is sufficient to protect the Company fully in all events, all such insurance is carried at levels of coverage and deductibles that the Company considers financially prudent. A successful liability claim for which the Company would be underinsured or uninsured could have a material adverse effect on the Company.


---------------------------------------------------------------------------
Note 23 U.S. GAAP Information
---------------------------------------------------------------------------

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

                                                                     Year Ended December 31,
                                                               ----------------------------------
                                                                1998           1999         2000
                                                               ----------------------------------
Net loss under Swedish GAAP                                    -59,998      -86,739      -76,149
Capitalization of certain R&D costs (a)                           -856         -462       -1,355
Reversal of R&D expenses (b)                                     3,607        9,406       11,349
Amortization of patents  (c)                                        -4            -            -
Hedging of future cash flows (g)                                     -         -652          378
Receivable on SPP concerning pensionfee surplus (i)                  -            -         -250
Net loss under U.S. GAAP                                       -57,251      -78,447      -66,027
Basic EPS (d)
Net loss per Ordinary Share                                      -2.70        -3.70        -3.11
Net loss per ADS                                                 -5.40        -7.40        -6.23
Diluted EPS (d)
Net loss per Ordinary Share                                      -2.70        -3.70        -3.11
Net loss per ADS                                                 -5.40        -7.40        -6.23



                                                                     Year Ended December 31,
                                                               ----------------------------------
                                                                1998           1999         2000
                                                               ----------------------------------
Shareholders' equity under Swedish GAAP                        213,970      127,406       50,915
Capitalization of certain R&D costs (a)                        -21,441      -12,497       -2,503
Amortization of patents (c)                                     -1,715       -1,715       -1,715
Conditional shareholders' contribution (f)                      -7,510       -7,510       -7,510
Hedging of future cash flows (g)                                     -         -652         -274
Option premiums received (h)                                     5,475        5,505        5,506
Receivable on SPP concerning pensionfee surplus (i)                  -            -         -250
Shareholders' equity under U.S. GAAP                           188,779      110,537       44,169



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

(c) Amortization of patents

The Company commences the amortization of patents when the products relating to the patents are fully commercially available. Under U.S. GAAP amortization of patents should commence at the date of acquisition

(d) Basic / Diluted EPS

In March 1997 the Financial Accounting Standards Boards ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which established new standards for computing and presenting earnings per share. SFAS No. 128 has been applied in the computation of net loss per Ordinary Share (basic EPS), net loss per ADS and net loss per Ordinary Share (diluted EPS).

Net loss per Ordinary Share has been calculated on the basis of the weighted average number of shares outstanding, 21,203,800 (the same number of shares for 1998, 1999 and 2000).

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

                                                                      Year Ended December 31,
                                                               ------------------------------------
                                                                1998           1999         2000
                                                               ------------------------------------
Gross deferred tax assets:
Tax loss carried forward                                        88,002        110,273       136,916
Capitalized costs for tax purposes                               5,351          2,944             -
Total                                                           93,353        113,217       136,916
Less valuation allowance                                       -93,353       -113,217      -136,916
Net deferred tax assets                                       -                -                  -


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

(h) Warrant premiums received

Warrant premiums received are accounted for as long-term liabilities until the options are exercised. Under U.S. GAAP warrant premiums are disclosed as equity.

(i) Receivable on SPP concerning pensionfee surplus

A pensionfee surplus at SPP has been disclosed as Other operating income in accordance with Swedish GAAP. Under U.S. GAAP such pensionfee surplus can only be accounted for as income if cash has been received by the Company, or the surplus is available to reduce contributions due by the Company or the current fiscal year.

(j) Comprehensive income/loss

                                                                              Accumulated
                                                                                 Other
                                                          Comprehensive      Comprehensive
                                                          income / loss      income / loss
                                                         --------------------------------------

Balance at December 31, 1997                                                         74
Comprehensive loss:
Net loss                                                     -59,998
Currency translation adjustment                                -4,039            -4,039
                                                              -------            ------
Total comprehensive loss                                     -64,037
                                                              ======

Balance at December 31, 1998                                                     -3,965
Comprehensive loss:
Net loss                                                     -86,739
Adjustment of currency translation adjustment                      -                -15
Currency translation adjustment                                   175               175
                                                              -------            ------
Total comprehensive loss                                     -86,564
                                                              ======

Balance at December 31, 1999                                                     -3,805
Comprehensive loss:
Net loss                                                     -76,149
Currency translation adjustment                                 -342               -342
                                                              -------            ------
Total comprehensive loss                                     -76,491
                                                              ======

Balance at December 31, 2000                                                     -4,147
                                                                                 ======


---------------------------------------------------------------------------
Note 24 U.S. GAAP Condensed Information
---------------------------------------------------------------------------

As a result of the U.S. GAAP differences described in Note 23, certain statement of operations and balance sheet captions in the Company's Consolidated Financial Statements would be different on a U.S. GAAP basis. The following schedules present the Condensed Consolidated Income
Statements and Balance Sheets of the Company in conformity with U.S. GAAP.

Condensed Consolidated Income Statements - U.S. GAAP Basis

                                                                      Year Ended December 31,
                                                               ------------------------------------
                                                                1998           1999         2000
                                                               ------------------------------------

Product sales                                                   50,119        73,556       89,160
Contract revenue                                                   224             -            -
Total revenues                                                  50,343        73,556       89,160

Cost of goods sold                                             -10,864       -15,470      -21,148
Gross profit                                                    39,479        58,086       68,012

Selling expenses                                               -89,622       -90,783      -78,387
Administrative expenses                                        -22,133       -18,505      -25,437
Research and development costs                                 -37,233       -32,653      -32,795
Other operating income                                          42,674         4,001          393
Other operating expenses                                        -1,946        -3,659         -375
Loss from operations                                           -68,781       -83,513      -68,589

Interest income                                                 11,576         5,231        3,095
Interest expense                                                    -4           -11         -365
Loss before income taxes                                       -57,209       -78,293      -65,859

Income taxes                                                       -42          -154         -168
Net loss                                                       -57,251       -78,447      -66,027



Condensed Consolidated Balance Sheets - U.S. GAAP Basis

ASSETS                                                                Year Ended December 31,
                                                               ------------------------------------
                                                                1998           1999         2000
                                                               ------------------------------------
Cash and cash equivalents                                      187,048        112,804     53,755
Accounts receivable - trade                                      6,313          9,281      9,173
Other current assets                                            13,648         10,701     11,939
Total current assets                                           207,009        132,786     74,867

Patents                                                          4,513          4,344      5,397
Property, machinery and equipment - net                          9,937          8,518      3,939
Other long-term receivables                                      2,571          2,876      2,553
Total long-term assets                                          17,021         15,738     11,889

Total assets                                                   224,030        148,524     86,756



LIABILITIES AND SHAREHOLDERS' EQUITY                                  Year Ended December 31,
                                                               ------------------------------------
                                                                1998           1999         2000
                                                               ------------------------------------
Accounts payable - trade                                         8,742          7,600      8,973
Other current liabilities                                       18,602         22,433     23,443
Total current liabilities                                       27,344         30,033     32,416

Other long-term liabilities                                      7,907          7,954     10,171
Total long-term liabilities                                      7,907          7,954     10,171

Shareholders' equity                                           188,779        110,537     44,169

Total liabilities and shareholders' equity                     224,030        148,524     86,756



Note 25 Additional U.S. GAAP Disclosures

The Company's single operating segment is research, production and marketing of products for treatment of diseases in the oral cavity. The Company's manufacturing facilities are located in Sweden.

(i) Geographic Segment Information

The following geographic segment data is presented on a U.S. GAAP basis. Sales are reported by location of customer.


-------------------------------------------------------------------------------
                          Year Ended December 31,
-------------------------------------------------------------------------------
                                                 1998      1999       2000
-------------------------------------------------------------------------------
Sales:
----------------------------------------------- --------- ---------- ----------
Sweden                                          2,536     2,215      2,546
----------------------------------------------- --------- ---------- ----------
Other Nordic countries                          2,037     2,544      2,516
----------------------------------------------- --------- ---------- ----------
Germany / Austria                               27,403    31,204     23,787
----------------------------------------------- --------- ---------- ----------
Switzerland                                     1,653     1,781      1,914
----------------------------------------------- --------- ---------- ----------
U.S.                                            25,865    47,773     67,656
----------------------------------------------- --------- ---------- ----------
Canada, Mexico                                  794       1,308      2,239
----------------------------------------------- --------- ---------- ----------
Italy                                           6,633     8,337      9,632
----------------------------------------------- --------- ---------- ----------
Benelux countries                               3,535     5,329      4,847
----------------------------------------------- --------- ---------- ----------
U.K.                                            860       1,357      1,914
----------------------------------------------- --------- ---------- ----------
Japan                                           4,036     6,902      6,034
----------------------------------------------- --------- ---------- ----------
Other countries                                 1,138     1,449      3,329
----------------------------------------------- --------- ---------- ----------
Inter-area elimination                          -26,147   -36,643    -37,254
----------------------------------------------- --------- ---------- ----------
Total sales                                     50,343    73,556     89,160
----------------------------------------------- --------- ---------- ----------




----------------------------------------------------------------------
                        Year Ended December 31,
----------------------------------------------------------------------
                                       1998       1999      2000
-------------------------------------- ---------- --------- ----------
Long-term assets:
-------------------------------------- ---------- --------- ----------
Sweden                                 10,602     10,586    8,803
-------------------------------------- ---------- --------- ----------
Germany / Austria                      1,653      1,470     944
-------------------------------------- ---------- --------- ----------
Switzerland                            -          -         -
-------------------------------------- ---------- --------- ----------
U.S.                                   2,865      2,254     1,150
-------------------------------------- ---------- --------- ----------
Italy                                  471        337       119
-------------------------------------- ---------- --------- ----------
Benelux countries                      1,322      1,040     873
-------------------------------------- ---------- --------- ----------
U.K                                    107        50        -
-------------------------------------- ---------- --------- ----------
Other countries                        1          -         -
-------------------------------------- ---------- --------- ----------
Total long-term assets                 17,021     15,737    11,889
-------------------------------------- ---------- --------- ----------




(ii) Export sales

Export sales from Sweden to unaffiliated customers by destination are as follows:


------------------------------------------------------------------
                     Year Ended December 31,
------------------------------------------------------------------
                                     1998     1999       2000
------------------------------------ -------- ---------- ---------
Other Nordic countries               2,037    2,544      2,516
------------------------------------ -------- ---------- ---------
Canada and Mexico                    683      1,308      2,196
------------------------------------ -------- ---------- ---------
Greece                               241      265        383
------------------------------------ -------- ---------- ---------
U.K.                                 11       -          -
------------------------------------ -------- ---------- ---------
Israel                               31       231        705
------------------------------------ -------- ---------- ---------
Japan                                4,036    6,902      6,034
------------------------------------ -------- ---------- ---------
France                               688      320        1,218
------------------------------------ -------- ---------- ---------
Spain                                68       318        466
------------------------------------ -------- ---------- ---------
Poland                               43       207        246
------------------------------------ -------- ---------- ---------
Other countries                      15       108        290
------------------------------------ -------- ---------- ---------
Total export sales                   7,853    12,203     14,054
------------------------------------ -------- ---------- ---------




(iii) Major customers

------------------------------------------------
            Year Ended December 31,
------------------------------------------------
                   1998       1999      2000
---------------- ---------- --------- ----------
Customer A               -         -          -
---------------- ---------- --------- ----------
Customer B               -         -          -
---------------- ---------- --------- ----------



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


-------------------------------------------------------------------------------
                             As of December 31,
-------------------------------------------------------------------------------
         1998                    1999                    2000
-------------------------------------------------------------------------------
         Notional   Credit       Notional    Credit      Notional    Credit
         Amount     Exposure     Amount      Exposure    Amount      Exposure
-------------------------------------------------------------------------------
                                 (SEK in
                                 million)
-------------------------------------------------------------------------------
Forward       75          0          47           0         29        0
foreign
exchange
contracts
-------------------------------------------------------------------------------


The forward foreign exchange contracts described in the table above are used by the Company primarily to manage its foreign currency risk with respect to anticipated transactions and assets and liabilities denominated in foreign currencies.

The following table summarizes by major currency the contractual amounts of the Company's forward exchange contracts in Swedish kronor. Foreign currency amounts are translated at rates prevailing at December 31, 2000. The "buy" amounts represent Swedish kronor equivalents of commitments to purchase foreign currencies, and the "sell" amounts represent the Swedish kronor equivalent of commitments to sell foreign currencies. Amounts in the table below include forward exchange contracts designed to hedge foreign currency risks from both future cash flows from anticipated transactions and the translation of receivables and liabilities denominated in foreign currencies.


-------------------------------------------------------------------------------
                             As of December 31,
-------------------------------------------------------------------------------
           1998                    1999                   2000
---------------------- ----------- ----------- ---------- ----------- ---------
           Buy         Sell        Buy         Sell       Buy         Sell
---------------------- ----------- ----------- ---------- ----------- ---------
                                   (SEK in
                                   million)
---------------------- ----------- ----------- ---------- ----------- ---------
USD                 -          41           -         10           -         9
---------------------- ----------- ----------- ---------- ----------- ---------
DEM                 -          27           -          -           -         -
---------------------- ----------- ----------- ---------- ----------- ---------
EUR                 -           -           -         10           -         8
---------------------- ----------- ----------- ---------- ----------- ---------
JPY                 -           7           -         27           -        12
---------------------- ----------- ----------- ---------- ----------- ---------
Total               -          75           -         47           -        29
---------------------- ----------- ----------- ---------- ----------- ---------



(v) Fair Value of Financial Instruments

FASB Statement No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance-sheet, for which it is practicable to estimate fair value. At December 31, 1998, 1999, and at December 31, 2000, the fair value of the Company's financial instruments were insignificant.


(vi) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued
Statement of Financial Accounting Standards No. 133, "Accounting for
Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 was amended by SFAS 137 and 138. Statement 133, as amended, requires companies to recognize all derivatives as either assets or liabilities in the statement of financial condition and to measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, the Company may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, changes in fair value are recognized in earnings in the period of change, together with the offseting gain or loss on the hedged item. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the change in fair value are reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the change in fair value is recognized in earnings in the period of change. The Company adopted Statement 133, as amended, on January 1, 2001.
The Company expects that the adoption of Statement 133 will not have a material impact on reported earnings and other comprehensive income.

In June 1999, the Swedish Financial Accounting Standards Council issued Recommendation RR 9, "Income taxes". This recommendation establishes accounting standards for income taxes, including taxes paid and deferred taxes. The Company has established that the effects of adopting RR 9 will not have a material impact on its financial position or result of operations. The RR 9 recommendation was effective from the Company's first quarter of fiscal year 2001.

In August 2000, the Swedish Financial Accounting Standards Council issued Recommendation RR 18, "Earnings per share". This recommendation establishes accounting standards for calculating and presenting earnings per share. The Company has established that the effects of adopting RR 18, will not have a material impact on its calculation and presentation of earnings per share. The RR 18 recommendation was effective from the Company's first quarter of fiscal year 2001.

In August 2000, the Swedish Financial Accounting Standards Council issued Recommendation RR 20, "Interim reporting". This recommendation establishes the minimum requirements for interim reporting together with what items should be included and the valuation of such items. The Company has established that the effects of adopting RR 18, will not have a material impact on its interim reporting. Earnings per share and a note showing movements in shareholders' equity will be added to the current interim reporting format. The RR 20 recommendation was effective from the Company's first quarter of fiscal year 2001.


-------------------------------------------------------------------------------
Note 26 U.S. GAAP Warrants
-------------------------------------------------------------------------------

In October 1995, Euroventures Nordica entered into separate option agreements with certain officers, a former director, consultants and other employees of the Company, pursuant to which Euroventures Nordica granted to such persons warrants to purchase an aggregate of 990,000 of the Company's Ordinary Shares from Euroventures Nordica. To be entitled to exercise such options, the individuals' that were party to the warrant agreement had to pay an amount equal to SEK 0.15 for each Ordinary Share subject to an warrant under the agreement, which amount was payable no later than dates ranging from May to December 1995. The warrants were exerciseable at any time until March 31, 1997 and the purchase price per Ordinary Share upon exercise of such warrants ranged from SEK 2.95 to SEK 8.00, payable to Euroventures Nordica upon transfer of such Ordinary Shares to the exercising warrant holder. The options have been exercised.

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

The warrants are exerciseable for Ordinary Shares at any time up until January 31, 2001. None of these warrants have been exercised. See also note 16.

On April 23, 1998, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of SEK 50,000 principal amount of subordinated debentures with 200,000 accompanying warrants to Biora Option AB. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which reflects the premium to employees of Biora and its subsidiaries (the "Participants") to provide them with appropriate incentives to encourage them to continue in the employ of the Company and to acquire a proprietary interest in the long-term success of Biora. Accordingly the employees were required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. Employees of the Company have subscribed for 89,250 (71,250) warrants of this program. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 130.00. Under Swedish law a corporation cannot issue warrants separately from debentures, but accompanying warrants may be detached from the debentures.

The warrants are exerciseable for Ordinary Shares at any time during May 2002. If also all these warrants are fully exercised, the total number of shares outstanding will increase to 21,403,800. See also note 16.



                                                       1998                                  1999                       2000
                                   ---------------------------------------------------------------------------------------------
                                      Options        Weighted Average  Options       Weighted Average  Options     Weighted Average
                                                     Exercise Price                  Exercise Price                Exercise Price
                                   ------------------------------------------------------------------------------------------------
Outstanding at beginning
of year                               560.000                70.00    619.750                 75.78   631.250             76.77
Granted                                59.750               130.00     11.500                130.00    18.000            130.00
Exercised                                   -                    -          -                     -         -                 -
Forfeited                                   -                    -          -                     -         -                 -
                                   ---------------------------------------------------------------------------------------------
Outstanding at end of year            619.750                75.78    631.250                 76.77   649.250             78.25
                                   =============================================================================================
Exerciseable at end of year           560.000                70.00    560.000                 70.00   560.000             70.00
                                   =============================================================================================

Weighted average fair value of
options granted during the year                               2.60                             0.05                        0.05
                                   =============================================================================================



Warrants outstanding at December 31, 2000

                                              Warrants Outstanding                            Warrants Exercisable
                                   -----------------------------------------------------      -------------------------------
                                      Options         Remaining        Exercise Price           Options      Weighted Average
Exercise price                                       Contractual life                                         Exercise Price
                                   -----------------------------------------------------      -------------------------------

SEK 70.00                             560.000           0.08                70.00               560.000          70.00
SEK 130.00                             89.250           1.42               130.00

                                   -----------                                                ----------
                                      649.250                                                   560.000
                                   ===========                                                ==========



Biora adopted the disclosure provisions of Statement of Financial Accounting Standard 123, "Accounting for Stock-Based Compensation" but continues to measure stock-based compensations cost in accordance with APB Opinion 25 and its related interpretations. If Biora had measured compensation cost for the Biora stock options granted in 1997 and 1998 under the fair value based method prescribed by FASB 123, net loss under U.S. GAAP would have changed to the pro forma amounts set forth below. The employees are required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. Accordingly, under the provisions of FASB 123, no compensation expense results.

Net (Loss)                 1998                  1999                2000
                     -----------          ------------          ----------
Reported                (57,251)              (78,447)            (66,027)
Proforma                (57,251)              (78,447)            (66,027)



The fair value of the Biora warrants granted to Biora Employees used to compute pro forma net loss disclosures were estimated on the date of the grant using the Black-Sholes options-pricing model based on the following weighted average assumptions by Biora:

                                  1998-10-19    1999-10-29   2000-12-12
                               -------------- -------------- -------------
Risk free interest                     4.55%         5.00%         5.00%
Expected life term                2002-05-31    2002-05-31    2002-05-31
Expected volatility                      26%           26%           26%
Expected dividend yield                   0             0             0


Note 27 Pledged assets and Contingent liabilities


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


Note 28 Acquisitions of shareholdings in subsidiaries

The wholly-owned subsidiary Bioventures B.V., 's-Hertogenbosch, The Netherlands, was established at the year-end 1988. Bioventures B.V. owns the patents regarding Emdogain. The sales company Biora Benelux Dental Products B.V., Amsterdam, The Netherlands, is a wholly-owned subsidiary of Bioventures B.V., that was established in August 1995. The wholly-owned subsidiary of Bioventures B.V. on the Netherlands Antilles has been liquidated.

In October 1995 the wholly-owned subsidiary Biora GmbH, Bad Homburg, Germany, was established to market and sell Emdogain on the German and Austrian market.

In August 1996 the wholly-owned subsidiary Biora Inc, Chicago, U.S., was established to market and sell the Company's main product on the North American market.

In October 1996 50% of Biora S.A. Ltd., Johannesburg, South-Africa was acquired. In September 1998 Biora acquired the remaining 50% of the shares. See note 8.

In April 1997 the wholly-owned subsidiary Biora Srl, Milano, Italy, was established to market and sell Emdogain on the Italian market.

In October 1997 the wholly-owned subsidiary Biora AG, Zurich, Switzerland, was established to market and sell Emdogain on the Swiss market.

In December 1997 the wholly-owned subsidiary Biora Limited, London, U.K., was established to market and sell Emdogain on the markets within Great Britain and Ireland.


In March 1998 the wholly-owned subsidiary Biora Option AB was established in connection with the resolution by the general meeting of shareholders in Biora on April 23, 1998, to give the employees of the Company opportunity to subscribe for warrants in Biora. Biora Option AB shall subscribe for, transfer and acquire warrants and other securities issued by the Company.

In February 1999 the wholly-owned subsidiary Biora BioEx AB was established for research and development of products for treatment of wounds and infections outside the oral cavity.


Note 29 Subsequent events - unaudited

FDA-approval Emdogain Gel

In January, 2001, the Company informed that the new formulation of its prinicipal product Emdogain, named EmdogainGel, had been approved for sale in the United States by FDA, the Fedral Food and Drug Administration.

Authorization share issue

In May, 2001 the Annual Shareholders Meeting authorized the Board of Directors to issue a maximum of 5,500,000 shares if deemed necessary, at a time and on market condition considered appropriate.

Warrant Program

At a meeting on May 3, 2001, the Company's shareholders approved the issuance of promissory notes connected to warrants as well as approval to issue warrants to employees of Biora. The reason is to implement an incentive program for executives and employees within the group pursuant to which they can be offered the opportunity to become shareholders of Biora AB. The degree of dilution assuming issuance of all notes and exercise of all outstanding options corresponds to about 3.6% of the share capital. The dilution effect of all incentive programs in the form of options is 4.5% after giving effect pro forma to the exercising of all options. The program is intended for European employees only.

Results from studies of Emdogain in the treatment of mild periodontitis without surgery

Biora has recently completed two European clinical studies concerning Emdogain's effect in treating mild periodontitis (periodontal disease) without surgical intervention. The studies aimed at widening the present areas of indications for Emdogain. The patients in these studies had shallow periodontal pockets.

After traditional cleaning of the dental root (scaling and root planing, SRP), Emdogain was placed directly into the periodontal pocket. The results show that Emdogain had no significantly improved effect on the regeneration of bone and tooth supporting tissues compared to traditional treatment of these mild defects. The studies confirmed the good wound healing features of Emdogain.

Biora interprets these studies as a confirmation that the prime area for periodontal treatment with Emdogain is on patients with medium to severe defects, which usually are treated surgically, i.e. the present indications of Emdogain.