Form 20-F/A
period 2000-12-31
BIORA AB
filed 2001-07-18
CIK 1030739

As Filed with the Securities and Exchange Commission on July 18, 2001

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             Amendment No. 1 to
                                 FORM 20-F
              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

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



Date:  July 18, 2001                     BIORA AB

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

Ma1mo, Sweden

March 22, 2001


/s/ Alf Svensson
    ------------
    Alf Svensson
    Authorized Public Accountant
    KPMG Bohlims AB
    Member of KPMG international




CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                               Year Ended December 31,
                                                                 --------------------------------------------------
                                                                     1998         1999         2000             2000
                                                                 --------------------------------------------------
                                                                      SEK          SEK          SEK     U.S. Dollars    10.79
                                                                                                            (Note 1)
                                                                     (In thousands except per share amounts)
                                                                                                          (Unaudited)
Net sales                                                          50,119       73,556       89,160            8,263
Cost of goods sold                                   Note 5       -10,864      -15,470      -21,148           -1,960
                                                                 ----------------------------------------------------
Gross profit                                                       39,255       58,086       68,012            6,303

Selling expenses                                     Note 5       -89,622      -90,783      -78,387           -7,265
Administrative expenses                              Note 5       -22,133      -18,505      -25,437           -2,357
Research and development costs                       Note 4,5     -39,980      -41,597      -42,789           -3,966
Other operating income                               Note 6        42,898        4,001          643               60
Other operating expenses                             Note 6        -1,946       -3,007         -753              -70
                                                                 ----------------------------------------------------
Loss from operations                                 Note 2,3     -71,528      -91,805      -78,711           -7,295

Interest income and similar profit/loss items                      11,576        5,231        3,095              287
Interest expense and similar profit/loss items                         -4          -11         -365              -34
                                                                 ----------------------------------------------------
Loss before income taxes                                          -59,956      -86,585      -75,981           -7,042

Income taxes                                         Note 7           -42         -154         -168              -16
                                                                 ----------------------------------------------------
Net loss                                                          -59,998      -86,739      -76,149           -7,057
                                                                 ====================================================

Net loss per Ordinary Share                          Note 1         -2.83        -4.09        -3.59            -0.33
                                                                 ====================================================

The accompanying notes are an integral part of these Consolidated Financial
Statements.



CONSOLIDATED BALANCE SHEETS



ASSETS                                                                            As of December 31,
------                                                            ----------------------------------------------------
                                                                      1998         1999         2000             2000
                                                                  ----------------------------------------------------
                                                                       SEK          SEK          SEK     U.S. Dollars
                                                                                                              (Note 1)
                                                                   (In thousands)
Long-term assets                                     Note 9                                                (Unaudited)
----------------
Intangible assets
Capitalized research and development costs                          19,109       10,514            -                -
Patents                                                              6,228        6,059        7,112              659
                                                                  ----------------------------------------------------
Total intangible assets                                             25,337       16,573        7,112              659

Tangible assets
Plant and machinery                                                  1,937        2,248        2,160              200
Equipment, tools, fixtures and fittings                             10,332        8,253        4,282              397
Advance payments for tangible assets                                     -          342            -                -
                                                                  ----------------------------------------------------
Total tangible assets                                               12,269       10,843        6,442              597

Financial assets
Other long-term receivables                          Note 10         2,571        2,534        2,553              237
                                                                  ----------------------------------------------------
Total financial assets                                               2,571        2,534        2,553              237
                                                                  ----------------------------------------------------
Total long-term assets                                              40,177       29,950       16,107            1,493
                                                                  ----------------------------------------------------

Current assets
Inventories
Raw materials and consumables                                        1,064        1,200        1,172              109
Work in progress                                                     1,543        2,761          666               62
Finished products                                                    1,567        1,214        5,040              467
                                                                  ----------------------------------------------------
Total inventories                                    Note 11         4,174        5,175        6,878              637

Current receivables
Accounts receivable - trade                          Note 12         6,313        9,281        9,173              850
Other current receivables                            Note 13         2,417        2,769        2,618              243
Prepaid expenses and accrued income                  Note 14         7,057        2,757        2,693              250
                                                                  ----------------------------------------------------
Total current receivables                                           15,787       14,807       14,484            1,342

Bank deposits                                        Note 15       148,050       90,000       40,000            3,707
Cash and banks                                       Note 15        38,998       22,804       13,755            1,275
                                                                  ----------------------------------------------------
Total current assets                                               207,009      132,786       75,117            6,962
                                                                  ----------------------------------------------------

Total assets                                                       247,186      162,736       91,224            8,454
                                                                  ====================================================


The accompanying notes are an integral part of these Consolidated Financial
Statements.



SHAREHOLDERS' EQUITY AND LIABILITIES                                      As of December 31,
------------------------------------                             ----------------------------------------------------
                                                                     1998         1999         2000             2000
                                                                 ----------------------------------------------------
                                                                      SEK          SEK          SEK      U.S.Dollars
                                                                                                             (Note 1)
                                                                  (In thousands)
Shareholders' equity                                 Note 16                                              (Unaudited)
--------------------
Restricted equity
Share capital                                                         848          848          848               79
Share premium reserve                                             325,526      222,386      144,559           13,397
Other restricted equity                                             1,808          173          303               28
                                                                 ----------------------------------------------------
Total restricted equity                                           328,182      223,407      145,710           13,504
                                                                 ----------------------------------------------------

Accumulated loss
Accumulated loss                                                  -54,214       -9,262      -18,646           -1,728
Net loss for the year                                             -59,998      -86,739      -76,149           -7,057
                                                                 ----------------------------------------------------
Total accumulated loss                                           -114,212      -96,001      -94,795           -8,785
                                                                 ----------------------------------------------------
Total shareholders' equity                                        213,970      127,406       50,915            4,719
                                                                 ----------------------------------------------------

Provisions
Provisions for pensions                                               268          248          233               22
Other provisions                                                      129          196           28                3
                                                                 ----------------------------------------------------
Total provisions                                                      397          444          261               24
                                                                 ----------------------------------------------------

Long-term liabilities
Liabilities to credit institutions                                      -            -        2,400              222
Other long-term liabilities                          Note 18        5,475        5,505        5,506              510
                                                                 ----------------------------------------------------
Total long-term liabilities                                         5,475        5,505        7,906              733
                                                                 ----------------------------------------------------

Current liabilities
Accounts payable - trade                                            8,742        7,600        8,973              832
Income tax liability                                                    -            -          150               14
Other current liabilities                            Note 19        3,508        2,285        2,150              199
Accrued expenses                                     Note 20       15,094       19,496       20,869            1,934
                                                                 ----------------------------------------------------
Total current liabilities                                          27,344       29,381       32,142            2,979
                                                                 ----------------------------------------------------

Total shareholders' deficit / equity and
liabilities                                                       247,186      162,736       91,224            8,454
                                                                 ====================================================

Pledged assets and contingent liabilities            Note 27
Pledged assets                                                       None         None         None             None
Contingent liabilities                                             10,415       10,201        9,136              847


The accompanying notes are an integral part of these Consolidated Financial
Statements.




CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                          Year Ended December 31,
                                                                       ----------------------------------------------------
                                                                       ----------------------------------------------------
                                                                           1998         1999         2000             2000
                                                                       ----------------------------------------------------
                                                                       ----------------------------------------------------
                                                                            SEK          SEK          SEK     U.S. Dollars
                                                                                                                   (Note 1)
                                                                        (In thousands)
Cash flows from operating activities                                                                            (Unaudited)
Net loss                                                                -59,998      -86,739      -76,149           -7,057
Adjustments to reconcile net loss to
net cash flows from operating activities
Depreciation of tangible assets and
and amortization of patents                                               5,156        5,552        8,852              820
Change in capitalized research and
development costs                                                         2,924        8,595       10,514              974
Capital loss                                                                 44          221          257               24
Changes in other long-term receivables                                      -11           49          -16               -1
Prepaid nonrecurring revenue                                            -39,375            -            -                -
Changes in provisions                                                       167           87         -190              -18
Changes in long-term liabilities concerning option premium received           -           30            1                0
Current tax                                                                   -          154          168               16
Deferred tax                                                                 41            -            -                -
Change in assets and liabilities
Accounts receivable - trade                                              -3,405       -3,137          616               57
Inventories                                                              -1,613       -1,031       -1,340             -124
Other current assets                                                     -3,487        3,707          284               26
Accounts payable and other current liabilities                            5,684        2,908          545               51
                                                                       ----------------------------------------------------
Net cash used in operating activities                                   -93,873      -69,604      -56,458           -5,232
                                                                       ----------------------------------------------------
Cash flows from investing activities
Capital expenditures (tangible assets and patents)                       -6,225       -4,024       -5,740             -532
Proceeds from sales of tangible assets                                      218           32          242               22
Advance payments for tangible assets                                        165         -342            -                -
Payments concerning other long-term receivables                               7          -29            6                1
                                                                       ----------------------------------------------------
Net cash used in investing activities                                    -5,835       -4,363       -5,492             -509
                                                                       ----------------------------------------------------
Cash flows from financing activities
Issuance of new shares                                                       72            -            -                -
Payments of debt                                                           -123            -            -                -
Issuance of debt                                                            155            -        2,400              222
                                                                       ----------------------------------------------------
Net cash from financing activities                                          104            -        2,400              222
                                                                       ----------------------------------------------------
Effect of exchange rate changes on cash and
cash equivalents                                                            342         -277          501               46
                                                                       ----------------------------------------------------
Net change in cash and cash equivalents                                 -99,262      -74,244      -59,049           -5,473
                                                                       ====================================================

Cash and cash equivalents, beginning of year                            286,310      187,048      112,804           10,454
Cash and cash equivalents, end of year                                  187,048      112,804       53,755            4,982
                                                                       ----------------------------------------------------
Net change in cash and cash equivalents                                 -99,262      -74,244      -59,049           -5,473
                                                                       ====================================================

Cash received for interest                                                7,716        8,806        2,926              271
Cash paid for interest                                                        3           11          392               36
Cash paid for taxes                                                          19           41           42                4

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