Form 20-F
period 2001-12-31
BIORA AB
filed 2002-06-27
CIK 1030739

As Filed with the Securities and Exchange Commission on June 28, 2002

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 20-F
              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 2001

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

                                    None

 Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2001.

                Title of Class                               Number of Shares
                --------------                               ----------------
                Ordinary Shares                              23,753,800

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



                              TABLE OF CONTENT

             INTRODUCTION                                              Page

Item 1.      Not Applicable

Item 2.      Not Applicable

Item 3.      Forward-Looking Statements                                     2
             Key Information                                                3
             3.A. Selected financial data                                   3
             3.B. Not applicable                                            6
             3.C. Not applicable                                            6
             3.D  Risk Factors                                              6
Item 4.      Information on the Company                                     9
             4.A History and development of Biora                           9
             4.B. Business Overview                                        10
             Research & Development                                        14
             Business Strategy                                             22
             Market Overview                                               23
             Marketing                                                     23
             4.C Organizational Structure                                  27
             4.D Property, plants and equipment                            27
             Competition                                                   28
             Intellectual Property                                         29
             Raw Materials                                                 30
             Government Regulation                                         30

Item 5.      Operating and Financial Review and Prospects                  33
             Overview                                                      33
             5.A.Operating results                                         34
             5.B. Liquidity and Capital Resources                          35
             5.C. Research and development, patents and licenses           40
             5.D. Trend information                                        41

Item 6.      Directors, Senior Management and Employees                    41
             6.A. Directors and Senior Management                          41
             6.B. Compensation                                             43
             6.C. Board Practice                                           46
             6.D. Employees                                                46
             6.E. Share Ownership                                          46

Item 7.      Major Shareholder and Related Transactions                    47
             7.A. Major shareholders                                       47
             7.B. Related Party Transactions                               47
             7.C. Interests of experts and counsel                         48

Item 8.      Financial Information                                         48
             8.A. Consolidated statements and other financial information  48
             8.B. Significant changes                                      48

Item 9.      The Offer and Listing                                         48
             9.A. Offer and listing details                                48
             9.B. Plan of distribution                                     49
             9.C. Markets                                                  49

Item 10.     Additional Information                                        52
             10. A. Share Capital                                          52
             10. B. Memorandum and Articles of Association                 52
             10. C. Material Contracts                                     52
             10. D. Exchange Controls                                      53
             10  E. Taxation                                               53
             10. G. Statements by experts                                  56
             10. H. Documents on display                                   56
             10. I. Subsidiary info                                        56

Item 11.     Quantitative and Qualitative Disclosures About Market Risk    57

Item 12.     Not Applicable

Item 13      Not Applicable

Item 14      Not Applicable

Item 18.     Financial Statements
             Consolidated Financial Statements                            F-1



INTRODUCTION
Special Note Regarding Forward Looking Statements

         This Annual Report contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are contained in Item 4 - Information on the Company and Item 5 - Operating Financial Review and Prospects and may be identified by the use of forward-looking terminology such as may, will, intend, expect, anticipate, estimate, believe, plan or other variations thereon or other comparable terminology, and include statements concerning strategies and objectives of management for future operations and assumptions related thereto. These statements are based upon management's current expectations and beliefs concerning future events as they may affect the Company and therefore are subject to numerous uncertainties, many of which are beyond the control of the Company. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, without limitation: (i) the timing and cost involved in the pre-clinical and clinical testing of and obtaining regulatory approval for the Company's products under development, (ii) market acceptance of the Company's technologies and products, (iii) the cost and success of the Company's strategy to expand its own marketing and sales force, (iv) competitive pressures arising from changes in technology or product development, or changes in competitor's pricing for products,
(v) changes in the degree of protection created by the Company's patents and other intellectual property rights, (vi) changes in general economic conditions, including inflation or fluctuations in interest or foreign exchange rates, (vii) the ability of the Company to expand its production capabilities and (viii) changes in business strategy.

The Company assumes no obligation to update any particular forward-looking statement in light of future events.

ITEM 3. KEY INFORMATION
3.A. SELECTED FINANCIAL DATA

         The following selected consolidated financial data as at December 31, 1997, 1998, 1999, 2000 and 2001 and for each of the years ended December 31, 1997, 1998, 1999, 2000 and 2001 have been derived from, and are qualified by reference to, the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report. The Company's Consolidated Financial Statements are prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. A reconciliation of differences that significantly affect the determination of consolidated results of operations and shareholders' equity as at December 31, 1999, 2000 and 2001 and for each of the years then ended is set forth in Note 22 of Notes to the Consolidated Financial Statements. The following data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere herein.


                                                         Year Ended December 31,
                                      ---------------------------------------------------------------
                                             1997        1998        1999     2000     2001     2001
                                            (SEK)       (SEK)       (SEK)    (SEK)    (SEK)     $(1)

                                              (In thousands, except per share data) (2) (7)

Income Data:

Swedish GAAP:
       Net sales                           16 499      50 119      73 556   89 160  110 677   10 584
       Cost of goods sold (3)              -5 533     -10 864     -15 470  -21 148  -22 797   -2 180
                                      ---------------------------------------------------------------
       Gross profit                        10 966      39 255      58 086   68 012   87 880    8 404

       Selling expenses                   -64 830     -89 622     -90 783  -78 387  -76 998   -7 363
       Administrative expenses            -18 173     -22 133     -18 505  -25 437  -22 880   -2 188
       Research and development costs(4)  -20 293     -39 980     -41 597  -42 789  -26 787   -2 562
       Other operating income               2 368      42 898       4 001      643   16 049    1 535
       Other operating expenses            -2 843      -1 946      -3 007     -753   -3 728     -357
                                      ---------------------------------------------------------------
       Loss from operations               -92 805     -71 528     -91 805  -78 711  -26 464   -2 531

Net loss                                  -75 358     -59 998     -86 739  -76 149  -25 095   -2 400
Basic and diluted EPS
       Net loss per Ordinary Share(8)       -3,66       -2,83       -4,09    -3,59    -1,14    -0,11
       Net loss per ADS (8)                 -7,33       -5,66       -8,18    -7,18    -2,28    -0,22
Weighted average
shares outstanding(5)                      20 571      21 204      21 204   21 204   22 014   22 014

U.S. GAAP:
       Product sales                       16 499      50 119      73 556   89 160  110 677   10 584
       Contract revenue                       818         224           -        -        -
                                      ---------------------------------------------------------------
       Total revenues                      17 317      50 343      73 556   89 160  110 677   10 584

       Cost of goods sold (3)              -5 533     -10 864     -15 470  -21 148  -22 797   -2 180
                                      ---------------------------------------------------------------
       Gross profit                        11 784      39 479      58 086   68 012   87 880    8 404

       Selling expenses                   -64 830     -89 622     -90 783  -78 387  -76 998   -7 363
       Administrative expenses            -18 173     -22 133     -18 505  -25 437  -22 880   -2 188
       Research and development costs(4)  -23 744     -37 233     -32 653  -32 795  -25 925   -2 479
       Other operating income               1 550      42 674       4 001      393   16 299    1 559
       Other operating expenses            -2 843      -1 946      -3 659     -375   -3 811     -364
                                      ---------------------------------------------------------------
       Loss from operations               -96 256     -68 781     -83 513  -68 589  -25 435   -2 432

Net loss                                  -78 809     -57 251     -78 447  -66 027  -24 066   -2 301
Basic and diluted EPS
       Net loss per Ordinary Share(8)       -3,83       -2,70       -3,70    -3,11    -1,09    -0,10
       Net loss per ADS (8)                 -7,66       -5,40       -7,40    -6,23    -2,19    -0,21
Weighted average
shares outstanding(5)                      20 571      21 204      21 204   21 204   22 014   22 014

Consolidated Balance Sheet Data:

Swedish GAAP:

Cash and cash equivalents                 286 310     187 048     112 804   53 755   51 471    4 922
Total assets                              339 334     247 186     162 736   91 224   92 122    8 810
Long-term borrowings                        5 642       5 872       5 949    8 167      305       29
Advances received(6)                       39 375           -           -        -        -        -
Shareholders' equity / deficit            277 935     213 970     127 406   50 915   55 870    5 343

Share capital                                 848         848         848      848      950       91
Number of shares (in thousands)            21 204      21 204      21 204   21 204   23 754        -

U.S. GAAP:

Total assets                              313 430     224 030     148 524   86 756   88 767    8 489
Shareholders' equity / deficit            249 841     188 779     110 537   44 169   44 648    4 270

(1) Solely for convenience, krona amounts have been translated into U.S.
    dollars at the Noon Buying Rate on December 31, 2001 of U.S. $1.00 =
    SEK 10.4571

(2) Amounts may not total due to rounding.

(3) The royalty payments to Astra of 2.5 percent on sales of Emdogain was reclassified starting in 1998 as a cost of goods sold instead of Research and Development cost in previous years. In this presentation the prior year has been adjusted for comparison purposes.

(4) Total research and development costs incurred were SEK 23.7 million, SEK 37.2 million, SEK 32.7 million, SEK 32.8 million and SEK 25.9 million for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 respectively. The royalty payments to Astra of 2.5 percent on sales of Emdogain, has been reclassified from an R&D expense to a cost of goods sold. In accordance with the Company's accounting principles under Swedish GAAP, a portion of research and development costs were capitalized commencing in 1993. Under U.S. GAAP such amounts would have been expensed as incurred.

(5) The weighted average number of Ordinary Shares outstanding for each year includes the effect of Ordinary Shares subscribed from the date such shares were paid for. The effect of the convertible debentures has not been included in the computation of loss per Ordinary Share as it would be antidilutive.

(6) On September 1, 1996, the Company entered into an agreement with Seikagaku. Biora received $5 million for entering into the agreement.
    The agreement provided that Seikagaku could, under certain circumstances, request Biora to refund the $5 million payment in the event that the Japanese Ministry of Health and Welfare ("MHW") did not approve Emdogain for sale in Japan. Consequently, Biora through the end of 1997 treated the $5 million as a liability. The MHW approved
    Emdogain in January 1998 and consequently, Biora transferred the $5 million payment to Other Operating Income during the three-month period ended March 31, 1998.

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

(8) The impact of the Company's common stock equivalents has not been considered in the computation of net loss per share, as the effect would be antidilutive.


Exchange Rate Information

The following table sets forth, for the periods and dates indicated, the exchange rate for the U.S. dollar against the krona based on the Noon Buying Rate.

                                            Krona/Dollar Exchange Rates
                                                (Krona per Dollar)

                                           Period End       Average(1)         High           Low
                                           ----------       ---------          ----           ---
      Year ended December 31,
               1996                         6.8250           6.7129          7.0300        6.5455
               1997                         7.9400           7.6446          8.0825        6.8749
               1998                         8.1030           7.9148          8.1440        7.5800
               1999                         8.5050           8.3007          8.6500        7.7060
               2000                         9.4440           9.2324         10.1238        8.6350
               2001                        10.4571          10.4328         11.0270        9.3250

                                          Period End      Average (2)         High           Low
             Jan, 31, 2002                  10.6720         10.4561         10.7280        10.2690
             Feb, 28, 2002                  10.4700         10.5500         10.6800        10.4360
             March, 29, 2002                10.3630         10.3324         10.5000        10.1975
             April, 30, 2002                10.2800         10.3070         10.3820        10.2220
             May, 31, 2002                   9.7445         10.0647         10.2950        9.7210

(1)      Represents the average of the Noon Buying Rates on the last business day of each full month during the relevant period.
(2)      Represents the average of the Noon Buying rates in each day during the relevant period




                                   Krona/Euro Exchange Rates
                                       (Krona per Euro)

                                        Period End       Average(1)         High           Low
                                        ----------       ----------         ----           ---
     Year ended December 31,
              1997                        8.7000           8.6249          8.9100        8.3300
              1998                        9.4700           8.9288          9.7100        8.4500
              1999                        8.5635           8.8076          9.5400        8.5500
              2000                        8.8570           8.4465          8.8740        8.0850
              2001                        9.4190           9.2516          9.9410        8.8400

                                        Period End       Average(2)         High           Low
          Jan, 31, 2002                   9.1745           9.2292          9.2885        9.1570
          Feb,28, 2002                    9.0865           9.1869          9.2620        9.0750
          March, 28,2002                  9.0290           9.0600          9.1420        8.9980
          April, 30 2002                  9.2275           9.1331          9.2445        9.0235
          May, 31, 2002                   9.1200           9.2235          9.3600        9.1180

Represents the average of Buying Rates for 250 quotes per year by Ranteborsen AB during the relevant period.
(2) Represents the average of the Noon Buying rates in each day during the relevant period.



Because a substantial portion of the Company's revenues and expenses is expected to be denominated in currencies other than kronor, results of operations and cash flows may be materially affected by movements in the exchange rate between the krona and the respective currencies to which the Company is exposed. For information regarding the effects of currency fluctuations on Biora's results see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Currency Fluctuations and Inflation."

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


3.D. RISK FACTORS

BIORA'S COMPETITORS MAY DEVELOP TECHNOLOGIES AND PRODUCTS THAT ARE MORE EFFECTIVE THAN THOSE BEING DEVELOPED BY BIORA.

Competitors of Biora - engaged in all areas of health care in the United States, Europe and Japan - are numerous and include, among others, major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. There can be no assurance that Biora's competitors will not succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or which would render Biora's technology and products obsolete and/or noncompetitive. Many of Biora's competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company. In addition, many of the Company's competitors have greater experience than Biora in undertaking pre-clinical testing and clinical trials of therapeutic products and obtaining applicable regulatory approvals of such products for use in health care.

Additionally, competitors of Biora may succeed in obtaining applicable regulatory approvals for other periodontal products. The relative speed with which Biora can develop products, complete clinical testing and obtain regulatory approvals and supply commercial quantities of products is expected to have an impact on Bioras competitive position. To the extent that other companies succeed in developing similar products that are more effective or are produced and marketed more effectively, the commercial success of EmdogainGel and Biora's other products under development may be materially and adversely affected, which could have a material adverse effect upon Biora's business, financial condition, prospects and results of operations. See "Competition."


TECHNOLOGICAL CHANGES IN THE TREATMENT OF PERIODONTAL DISEASE MAY PUT EMDOGAINGEL AND THE COMPANY'S OTHER PRODUCTS AT A COMPETITIVE DISADVANTAGE.

Significant resources are being expended to develop new and improved methodologies for the treatment of periodontal disease. Accordingly, the market acceptance and commercial success of EmdogainGel and Biora's other products will depend not only on its effectiveness, but also on the relative safety and effectiveness of alternative treatments or approaches. There can be no assurance that superior treatments for periodontal disease will not be developed by Biora's current competitors or others, or that alternative approaches, including preventative alternatives, will not render Biora's technology or products under development obsolete or non-competitive, any of which could have a material adverse effect on Biora's business, financial condition, prospects and results of operations.


BIORA DEPENDS ON A SINGLE MANUFACTURING FACILITY.

The production activities performed by Biora take place in a single facility located at Biora's headquarters in Malmo, Sweden. A major disturbance at Biora's facility in Malmo or at its subcontractors facilities could result in a prolonged interruption of Biora's business and potential loss of customers and sales, which could have a material adverse effect upon Biora's business, financial condition, prospects and results of operations. Biora has begun to sub-contract parts of the production process (e.g. filling of the pre-filled syringes and final packaging). See "Description of Property."


BIORA'S DEPENDENCE ON PATENTS AND OTHER PROPRIETARY TECHNOLOGY, AND THE DEGREE TO WHICH SUCH PROPRIETARY TECHNOLOGY WILL BE PROTECTED IS
UNPREDICTABLE IN MANY JURISDICTIONS.

Biora's success will depend in part on its ability to obtain patent protection for its products and processes, to preserve its trade secrets and to operate without infringing or violating the proprietary rights of third parties. As of May 1, 2002, Biora owned six United States patents, four European patents, two Japanese patents and 77 patents in various other countries. Biora is at present reviewing some of its older patents in low priority markets. The patent positions of firms involved in the development and manufacture of biology-based products, including Biora, are uncertain and involve complex legal and technical questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the United States Patent Office or enforced by the federal courts. In addition, there can be no assurance that any patents granted to Biora will not be challenged, invalidated or circumvented. Moreover, there can be no assurance that any patent applications filed by Biora will result in patents being issued, or that any patents issued will afford meaningful protections against competitors with similar technology. Litigation, which could result in substantial costs to Biora, may be necessary to enforce any patents issued to Biora or to determine the scope and validity of the proprietary rights of others.

In addition, competitors of Biora may obtain patents claiming products or processes that are necessary for or useful to the development use or manufacture of Biora's products. Such competitors can bring legal actions against Biora claiming infringement and seeking damages and injunctive relief. While Biora believes that its current and proposed future activities will not infringe any valid patent heretofore issued, there can be no assurance that such activities will not be challenged in the future, that additional patents containing claims materially constraining the proposed activities of Biora will not be issued or that Biora will not become involved in costly, time-consuming litigation regarding patents, including actions brought to challenge or invalidate Biora's own patent rights. Such litigation or proceedings, if adversely determined, could subject Biora to significant liabilities to third parties, could require Biora to seek licenses from third parties and could prevent Biora from manufacturing or selling its products, any of which could have a material adverse effect on Biora's business, financial condition, prospects and results of operations.

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


GOVERNMENT AUTHORITIES HEAVILY REGULATE BIORA'S PRODUCTS, AND THERE CAN BE NO ASSURANCE THAT BIORA WILL NOT BE REQUIRED TO OBTAIN ADDITIONAL
REGULATORY APPROVALS FOR ITS CURRENT AND FUTURE PRODUCTS.

Biora's principal products EmdogainGel and PrefGel are, and the Company's products/projects under development will be, subject to regulation by the FDA and comparable agencies in Europe, Japan and elsewhere around the world. In the United States, the FDA enforces, where applicable, development, testing, registration, clearance or approval, labeling, manufacturing, notification, marketing, distribution, record keeping and reporting requirements for new drugs, medical devices, biologics and cosmetics. Noncompliance with applicable requirements can result in civil penalties, including product recalls, injunctions or product seizure, an inability to import products into the United States, the refusal by the U.S. government to approve or clear product approval applications, the withdrawal of previously approved product applications, and criminal prosecution. Similar remedies exist in other countries in which Biora's products may be sold. While Biora has received approval for the marketing of EmdogainGel as a medical device in Europe, Japan and the United States, respectively, there can be no assurance that Biora will be able to comply with additional requirements or that other proposed products that may be developed by Biora will be able to satisfy the current or future requirements and regulations of applicable regulatory authorities. There can be no assurance that government regulations applicable to the Company's products or the interpretation of those regulations will not change, and thereby prevent Biora from marketing some or all of its products temporarily or permanently, the occurrence of which could have a material adverse effect on Biora's business, financial condition, prospects and results of operations. See "Government Regulation."


THE TESTING, MARKETING AND SALE OF HUMAN HEALTH CARE PRODUCTS ENTAIL AN INHERENT RISK OF ALLEGATIONS OF PRODUCT LIABILITY, AND THERE CAN BE NO ASSURANCE THAT PRODUCT LIABILITY CLAIMS WILL NOT BE ASSERTED AGAINST BIORA.

The testing, marketing and sale of the Company's products involve an inherent risk of product liability claims. The Company has purchased product liability insurance that covers all of its products. Specifically, the Company currently maintains product liability insurance providing worldwide coverage against liabilities in connection with the manufacture and marketing of oral health care products in the amount of SEK 50 million per incident and SEK 100 million on an annual aggregate basis. The Company believes that its product liability insurance is adequate for its current operations. The Company's insurance policies also contain a worldwide cover in connection with clinical trials. There can be no assurance that the coverage limits of the Company's insurance will be sufficient to offset potential claims or that potential claims will not arise which are not covered by the Company's existing policies. Product liability insurance is expensive and difficult to procure and may not be available in the future on acceptable terms or in sufficient amounts, if available at all. A successful claim against the Company in excess of its insurance coverage or with respect to which the Company lacks coverage could have a material adverse effect upon the Company's business, financial condition, prospects and results of operations.


BIORA'S CONTINUING OPERATIONS MAY NOT GENERATE SUFFICIENT CAPITAL AND THE COMPANY MAY BE REQUIRED TO UNDERTAKE ADDITIONAL FINANCING, THE TERMS AND SUCCESS OF WHICH CANNOT BE ASSURED.

Although Biora anticipates that revenue from sales of EmdogainGel and its current cash balances will be sufficient to finance the Company's operations through at least the end of 2002, there can be no assurance that the Company will not require additional financing. However, while the Company believes that current trends in its revenues and costs support that the Company will break-even from a cash flow perspective without requiring additional financing, there can be no assurances that such trends will continue. At its annual meeting in May 2001, Biora's shareholders authorized the Company's board of directors, if deemed necessary and on market conditions, to increase the Company's share capital by a maximum of SEK 220,l00 through a new share issue of up to 5,500,000 shares at a nominal value of SEK 0.04. In accordance with this authorization, the Company completed in August, 2001 a new share issuance of SEK 26.5 million, which improved the Group's cash balance by SEK 25.0 million net of issuing expenses paid. In addition, the Company's cash position increased by net SEK 7.6 million through the licensing of an R&D project. Biora's future liquidity and capital requirements and its revenue and cost structure will depend upon numerous factors, including the extent to which EmdogainGel continues to gain market acceptance, the timing and cost involved in the clinical testing of and obtaining regulatory approval for its other products and projects under development, as well as the cost and success of the Company's strategy to find partners for Biora BioEx projects.


A SIGNIFICANT PART OF BIORA'S BUSINESS IS CONDUCTED THROUGH INTERNATIONAL SALES AND OPERATIONS.

Biora intends to continue to sell its products throughout the world, principally in Western Europe, the United States and Japan. A number of risks are inherent in international transactions. International sales and operations may be limited or disrupted by the imposition of governmental controls, regulation of medical devices and products, political instability, trade restrictions, changes in tariffs, and difficulties in managing international operations. There can be no assurance that regulations, geopolitical factors and other factors will not adversely affect Biora's business, financial condition, prospects and results of operations.


BIORA HAS NOT PAID DIVIDENDS, NOR DOES IT INTEND TO FOR THE FORESEEABLE
FUTURE.

Biora has not paid any cash dividends on the Ordinary Shares since its inception. Furthermore, Biora does not anticipate paying cash dividends in the foreseeable future.

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

In September 1996, Euroventures Nordica made a conditional contribution to the shareholders' equity of Biora in the amount of SEK 7,510,052 ($718,665) through the conversion of outstanding loans, including accrued interest, made to Biora in the aggregate principal amount of SEK 7,160,419 ($685,207) and accrued interest of SEK 349,633 ($33,45). To the extent that the Company has funds available for dividends, and subject to the approval by the general shareholders' meeting of the Company, the Company will make repayments out of such funds to Euroventures Nordica in full satisfaction of its conditional contribution prior to making any dividend payments to other holders of Ordinary Shares and ADSs.


ITEM 4. INFORMATION ON THE COMPANY

BUSINESS OF BIORA

4.A. History and Development of Biora

Biora AB (publ) is a public company, with indefinite life, incorporated under the laws of the Kingdom of Sweden on December 16th, 1986. The address of the Company's registered office is SE 205 12, Malmo, Sweden, Telephone Number +46-40-32 13 33.

Biora has one class of stock-ordinary shares and has 23,753,800 of such ordinary shares outstanding as of May 31, 2002. Biora conducted an initial public offering of 7,475,000 of its ordinary shares in February 1997. These shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden and are quoted on the OTC Market (in the form of American Depositary Shares ("ADSs") ) in the United States.

The Company's principal capital expenditures for the past three years include patent applications SEK 1.7 million 2001 ($0.2 million) for 2001, SEK 3.6 million ($0.3 million) for 2000, and SEK 1.0 million ($0.1 million) for 1999.

4.B. Business Overview

         Biora develops, manufactures, and markets biology-based products and its objective is to be the market leader within the field of biology-based products that provide improved solutions to dentists in the treatment and care of their patients. The Company's primary sales target groups are specialists in the field of periodontology and dentists who treat patients with periodontal disease. At December 31, 2001, Biora had a total of 83 employees. The corporate headquarters is located in Malmo, Sweden and the two largest subsidiaries are in the United States and in Germany. Biora has built its business on enamel matrix proteins and Emdogain(R)Gel, the Company's principal product, is developed from this technology platform. Enamel matrix proteins play an important role in tooth development and in the formation of tooth-supporting structures. By coating the surface of an exposed dental root with EmdogainGel during periodontal surgery, new tooth-supporting structures are formed. By the end of 2001, EmdogainGel had been launched in approximately 25 countries. During 2000 the Company began focusing more on its existing customers in the key markets (United States, Germany and Japan) with the greatest growth opportunity. In Japan, Biora collaborates with its partner Seikagaku Corporation. EmdogainGel was approved in Japan in January 2001. A new product within the Emdogain family, EmdogainGel TS, was launched in certain markets during the fourth quarter of 2001. EmdogainGel TS provides dentists with an improved solution for treating patients with wide periodontal defects in the surrounding bone tissue. Research and development at Biora focuses on developing novel proprietary products for the dental market and on expanding the indications for EmdogainGel. Biora's subsidiary, BioEx, was formed in the spring of 1999 in order to develop enamel matrix protein-based products for indications outside the oral cavity.

         The Company believes that its present lead product, EmdogainGel, offers its customers a more efficacious, cost-effective and convenient solution to the treatment of defects caused by periodontal disease than existing treatments. The key elements of the Company's strategy are to (i) focus on key markets i.e. Germany, US and Japan, (ii) develop new indications for EmdogainGel, (iii) license projects with non-dental indications to partners, (iv) complement our existing product offering through business development.

         Emdogain is an innovative treatment for defects caused by periodontal disease based on findings relating to natural tooth development made by the founders of Biora in conjunction with the Karolinska Institute, a renowned center for medical research in Stockholm, Sweden. Periodontal disease causes the progressive loss of the supporting soft and hard tissues surrounding the tooth. EmdogainGel, which is applied in gel form on the tooth-root surface during periodontal flap surgery, promotes the regain of such tooth-supporting tissues and hence reattachment of the tooth. In Biora's controlled clinical trials, use of Emdogain as an adjunct to periodontal flap surgery resulted in significant regain of tooth-supporting tissues as compared to conventional periodontal flap surgery alone. Regain of attachment was observed in-patients within the first year of treatment with Emdogain and increased throughout the three-year follow-up period. In addition, Biora believes that Emdogain will provide the Company with a platform to develop new products and indications based on the protein that gives Emdogain its unique properties. Emdogain received regulatory approval in 1995 in the European Economic Area (the "EEA") (which comprises the European Union ("EU") member countries as well as Norway, Iceland and Liechtenstein) pursuant to a CE Mark and was introduced on a limited basis in selected European countries in 1996. Emdogain received approval in the United States from the FDA in September 1996 and in Japan from the Ministry of Health and Welfare (the "MHW") in January 1998.

         American surveys have estimated that advanced periodontal destruction affects about one in eight people. Advanced destruction increases with age, reaching a prevalence of over one-third among people aged over 55. Treatment of the initial stages of periodontal disease includes oral hygiene measures and scaling and root planing. Defects associated with the more advanced stages of periodontal disease require additional treatment, including surgical procedures and antibiotics. Based on industry statistics, there were approximately five million periodontal flap surgery procedures performed worldwide in 1995. The Company believes that the majority of the patients undergoing such surgeries could be candidates for Emdogain treatment. In an attempt to improve upon the results of conventional periodontal flap surgery, periodontists and dentists specializing in advanced dental treatment ("periodontal specialists") currently utilize adjunctive mechanical treatments e.g. membranes, bone filling materials and EmdogainGel in approximately 15-20% of the periodontal flap surgeries performed. In contrast to membranes and bone filling materials, EmdogainGel offers a biology-based treatment of periodontal defects with predictable results, rapid post-operative clinical healing, little patient discomfort, ease of use and no increase in treatment time. Consequently for these reasons, the Company believes that periodontal specialists and patients will prefer EmdogainGel and use the product more extensively than currently available treatments. In 1999, the Food and Drug Administration (FDA) also approved Emdogain, for use as an adjunct to a minimally invasive surgical technique. The FDA approval indicates that Emdogain could be utilized in conjunction with scaling and root planing for the treatment of periodontal intrabony defects. The FDA approval is for teeth in the "aesthetic zones", but Biora is currently not marketing Emdogain for use in minimally invasive surgical techniques.

         Since its market launch Emdogain been delivered as two components, one with the freeze-dried protein and the other with a solution, a "gel". Before the original Emdogain is used the dentist had to mix both components. To simplify use Biora developed a new formulation of Emdogain. The product, EmdogainGel, is stabilized as a pre-mixed gel and filled in a syringe and offers the dentists a simplified solution, which is easy to use and saves time. EmdogainGel was launched in Europe during the second quarter of 2000, in the US during the first quarter 2001, and in Japan during the first quarter 2002, following the approval by MHW in December 2001. EmdogainGel has today replaced the original Emdogain in all markets.

         Biora markets EmdogainGel (i) through its own sales force in Sweden, Norway and Finland (ii) through wholly-owned subsidiaries in the United States and Germany (covering Austria as well), and (iii) through distributors in Denmark, Canada, Japan, Italy, Israel, France, Spain, Portugal, Greece, the Czech Republic, Poland, Mexico, Puerto Rico, Brazil, Colombia, South Africa, Taiwan, Korea and Switzerland. Biora's International Customer Service is responsible for customer service in the Nordic Countries, the BeNeLux countries (the Netherlands, Belgium and Luxemburg) and the United Kingdom.

         Given the relatively small number of periodontal specialists and the need for a highly specialized sales force, Biora markets and sells its products through its own marketing and sales organization in United States, Germany and in the Nordic Markets. In 2001, Biora continued to concentrate its resources in two key markets, United States and Germany to increase the penetration of EmdogainGel in these markets. In Japan, another key market for EmdogainGel, the product was approved in December 2001. Since 1997, the Company used a portion of the net proceeds received from the Company's initial public offering of Ordinary Shares (the "IPO") to develop marketing and sales activities in the United States and Europe, and the Company intends to continue using such proceeds to strengthen its marketing and sales activities especially in the United States, Germany and Japan (through Seikagaku Corporation). Currently, EmdogainGel is sold through Biora AB and subsidiaries in 9 countries and through distributors in an additional 19 countries. The Company estimates that approximately 400,000 patients have been treated with Emdogain or EmdogainGel worldwide as of March 2002, as compared to 250,000 patients as of December 31, 2000. In December 2000, a distribution agreement was signed for Switzerland. At the end of 2001, Biora signed a distribution agreement with Dental Trey in Italy.

         As of December 31, 2001 approximately 3000 American periodontists have bought Emdogain/ EmdogainGel at least once since its introduction. Biora's penetration of the U.S. market was initially been hindered by Emdogain receiving less exposure than originally anticipated when it was launched in April 1997, partly as a result of delays in the publication of reviews in industry journals. Biora's sales in the United States increased following publication of articles on Emdogain in The Journal of Clinical Periodontology in September 1997 and through the exposure received by Emdogain at the Conference of the American Academy of Periodontology (the "AAP") in October 1997. The single largest marketing activity in the United States remains the Annual Meeting of the American Academy of Periodontology.

         Germany is at present the biggest market for Emdogain in Europe. An increasing number of dentists perform surgical interventions to treat periodontitis in Germany. Sales in Germany began in 1996, and during 1998 sales in Germany and Austria more than doubled compared to 1997. During 2000, Biora GmbH sales decreased by 13 percent over 1999. A lack of managerial focus caused the stagnation of sales in the German market and local management was removed. After a period of refocus, new strategic direction and education of the sales force, a new General Manager was appointed in June 2000. Sales in 2001 amounted to SEK 23.9 million, an increase of 42 percent in SEK and 31 percent in local currency compared with 2000.

         Biora began marketing Emdogain in 1996 through its own sales force in Sweden and via a wholly owned subsidiary in Germany. As of April 30, 2002, Biora's penetration in percent of the estimated total number of flap surgeries performed in each of the markets was approximately ten percent in Sweden and approximately eight to ten percent in Germany. In Sweden, approximately 90 percent of the approximately 500 specialist and "perio-aware" customers in the country that treat advanced periodontitis have purchased Emdogain.

         Biora is also developing other indications for EmdogainGel, primarily for the U.S. market. The Company is also involved in projects aimed at developing novel biology-based products based on its enamel matrix protein technology. Research in the area of enamel matrix proteins indicates that these proteins can play a large role in the treatment of several disease conditions, both inside and outside the oral cavity. Biora BioEx was formed in the Spring 1999 when international patent applications for wound healing with matrix proteins were being submitted. The intention was that Biora BioEx would develop products or indications outside the oral cavity. During 2000, the Swedish Industrial Development Fund granted a conditional loan of SEK 15 million to finance one of the projects within BioEx - the wound-healing project. The wound-healing project outside the oral cavity was licensed to Molnlycke Health Care in December 2001. The loan from the Swedish Industrial Development Fund was repaid at the same time. The Company intends to divest or seek collaboration with other companies for projects within BioEx. Biora's ability to sell or find a partner for one or several projects within BioEx on terms and conditions favorable to the Company depend on the availability of interested buyers/partners and other market conditions. If these efforts are not successful, alternative strategies will be considered.

         Biora's ongoing projects are at various stages of development. Some of the projects listed below have recently been completed.

         New dental products/indications

         -- The Company has recently completed a series of clinical studies using Emdogain to improve the result in patients with exposed root surface (recession defects). Many people lose part of the gum on the front side of the teeth, for example due to an inflammation or an improper tooth-brushing technique. These gum defects often cause increased sensitivity and shooting pains in the teeth. The Company plans to submit an application to the FDA for this indication.

         -- The Company has been completed a series of studies in dental trauma in order to further strengthen the documentation of this indication. The dental trauma indication is approved in Europe, Canada and Brazil. The Company has at present no plans to submit an application of this indication to the FDA.

         -- The Company has recently completed a series of studies with Emdogain to investigate the possibility of using Emdogain in patients with severe periodontal defects between the dental roots, so-called furcation involvement, in a molar with several roots. The Company plans to submit an application to the FDA for this indication.

         -- The Company has initiated a new project aimed at the development of a new product for endodontic therapy (treatment of the dental pulp). When a dentist removes infected hard tissue during treatment for caries, the dental pulp is often exposed, with injury to the pulp as a result. In repeated pre-clinical studies Emdogain has been shown to stimulate formation of hard tissue bridges over the pulpal wounds. During the latter part of 2001, a phase 1 study was initiated to gain additional data for this indication.

         -- Dry mouth (xerostomia) is like periodontitis, a widespread disease. There is a great need for better ways to help those who are afflicted with this disease. The professors Jorgen Ekstrom and Herbert Helander have in their research found a very innovative method, as well as promising pre-clinical and clinical work results. At the beginning of 2000 the Company acquired the rights to their patented discovery that could lead to a new drug for dry mouth. During the first quarter 2001, Biora entered into a license agreement with a British biomedical development company, Medpharma, under which Biora retains the right to develop and market the product to dentists, while Medpharma receives the right to develop and market the product to target groups outside the dental area. Under the agreement Biora receives a number of installments as well as a royalty based on future sales once the drug has been introduced to the market. Biora and Medpharma will collaborate and share development costs for the project up to and including early clinical tests (phase II). The agreement covers the entire world, except Japan. The project is in a phase I study.

         -- Last year the Company also initiated a project aimed at developing a new enamel matrix based product to reduce pain and discomfort following scaling and root planing of periodontal pockets in patients with mild periodontitis. This project was terminated during Q1 2002 due to the result of a phase II study, which was unable to demonstrate clinical significance in the efficacy parameters compared with conventional treatment.

                  New non-dental projects

         -- The Company submitted a patent application for wound healing with matrix proteins in 1998 (the XP11 project), and pre-clinical studies started in 1998. During
                  2000 the Swedish Industrial Development Fund granted a conditional loan of SEK 15 million to finance the wound-healing project outside the oral cavity. The project was licensed to Molnlycke Health Care in December 2001. The license agreements provides Molnlycke the exclusive rights to develop and market the wound-healing product worldwide excluding Japan. Biora received a lump sum of SEK 10 million as well as the right to a number of payments when certain defined goals are achieved. In addition, Biora will also receive a royalty payment from each sale of the wound-healing product. This project is now in an early phase III study.

         -- In pilot studies Biora has found that certain enamel matrix proteins stimulate local formation of hard tissue formation. The MATRIX project focuses on identifying new matrix protein-based products for selective growth of hard tissue such as dentin and bone. Biora, together with four European University Research Groups specializing in matrix bio-mineralization, has been awarded a EURO 2.5 million research grant over four years from the European Commission. The aim is to perform a proof-of-principle study of one candidate product within that time frame.

         -- Finally, cell studies show that growth of certain cancer cells (carcinoma) are inhibited by Emdogain. The discovery is supported by the knowledge of Emdogain's mechanism of action that Biora has previously reported, which is, that Emdogain promotes growth of connective tissue cells while certain epithelial cell experience so-called programmed cell death. Biora has submitted two applications for global patent protection for the discovery. No clinical study has yet started.

Periodontal Disease and Conventional Treatment

         Periodontal disease is caused by a bacterial infection, which affects the soft and hard tissues surrounding the tooth. The mildest form, clinically termed gingivitis (bleeding gums), is reversible and can be eliminated by means of professional dental care and adequate oral hygiene measures. However, in many individuals in whom gingivitis is not controlled, the disease progresses into periodontitis. Locally applied antibiotics are used to control the bacterial infection. Effective treatment of severe periodontitis with defects affecting the tooth attachment tissues is possible only through professional intervention.

         A healthy tooth attachment apparatus is made up of the root cementum, the outer layer of the root; the periodontal ligament, which both anchors the root to the jawbone and cushions the tooth; and the jawbone, which serves to hold the teeth. During the course of periodontitis, the gums become detached from the tooth-root surface as the attachment apparatus is gradually destroyed as a consequence of bacterial infection and the accompanying inflammatory process. As detachment progresses, a periodontal pocket forms between the tooth root and the gums. The depth of the pocket (usually measured in millimeters) indicates the severity of the disease. A periodontal pocket may deepen so that the tooth is no longer properly supported, leading to deteriorated function and eventually tooth loss.

         Professional intervention to treat periodontitis includes periodic professional cleaning, such as scaling and root planing. Scaling and root planing involve the removal of hard and soft bacterial deposits on the root surfaces within the periodontal pocket. For serious cases where a significant amount of jawbone has been lost, the additional use of surgical procedures is warranted. The standard surgical technique used in these cases is periodontal flap surgery. This involves the incision and reflection (folding back) of the gums in order to expose the root surface below the gum margin and the jawbone to allow for extensive mechanical debridement (the removal of granulation tissue as well as soft and hard deposits from the root surface) of these normally unreachable areas. The gums are then repositioned and sutured in close proximity to the tooth and surrounding jawbone in order to reduce or eliminate pockets.

         When successful, conventional periodontal flap surgery merely arrests further deterioration of the attachment apparatus. Typically, this means that there is no regain of lost periodontal attachment structures and deepened periodontal pockets may remain. Consequently, the results of conventional treatment are often unsatisfactory to the patient and to the periodontal specialist. The patient often complains of cosmetic and aesthetic problems, such as longer looking teeth, open gaps between teeth and increased sensitivity in the teeth. The periodontal specialist is often dissatisfied because while the disease has been controlled, there has not been a "cure"; the tooth has not been returned to its original form and function.

RESEARCH & DEVELOPMENT

         The emphasis on research and development within Biora continues both in the search for new novel proprietary biologically based products and to develop EmdogainGel for use in treatment of other diseases in the mouth. The emphasis during 2001 was on research projects that support the use of EmdogainGel.

         The research in enamel matrix proteins, which led to the principle product Emdogain, gives Biora a platform to develop new biology based products to be used both in and outside the mouth. Biora expects that during the year 2002, the Company will be able to submit a registration file to the FDA for the indications recession type defects and furcation (periodontal defects between the dental roots and to launch the indication later during this year or early next year. Two new projects were initiated during the fourth quarter 2000; (i) new product for endodontic therapy (treatment of the dental pulp) and (ii) wound healing in conjunction with scaling and root planing procedures. This latter project was terminated during the first quarter 2002 due to the result of a phase II study that was unable to demonstrate clinical significance in the efficacy parameters compared with conventional treatment. The subsidiary Biora BioEx AB was established to perform research regarding indications outside the mouth, for example wound healing and local bone formation. During 2000, the Swedish Industrial Development Fund granted a conditional loan of SEK 15 million to finance the wound-healing project. In December 2001, Biora licensed the BioEx wound-healing project outside the oral cavity to Molnlycke Health Care. The loan to the Swedish Industrial Fund was repaid in conjunction with this agreement.

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

         While either a clinical trial or new product development is being conducted, a production method must be established and the appropriate pharmaceutical formulation (e.g. tablet, gel or aerosol) must be developed prior to the final stages of the clinical studies. Finally, the results of the clinical trials and the new product development and related documentation must be approved by the regulatory authorities in the markets in which Biora intends to market the new indication or product.


Products and ongoing projects under development

         The Company currently has two products approved for marketing (EmdogainGel/EmdogainGel TS and PrefGel) and ongoing projects aimed at developing new indications or new products. Biora developed Emdogain during the period from 1988 to 1995 and the Company intends to expand the usage of EmdogainGel by developing and commercializing new product line extensions as well as new indications for EmdogainGel. PrefGel is a more tissue-friendly product for conditioning and cleaning tooth surfaces than presently utilized acids and is intended to further strengthen the biology-based approach to periodontal therapy. Another product under development is the xerostomia-project to treat dry mouth.

         The Company's two approved products and projects under development and their respective applications/indications and status are shown in the following table. With respect to the projects under development, no assurance can be given that the Company will be successful in developing these new products, obtaining approvals or clearance to market such products, or in marketing such products.


-----------------------------------------------------------------------------------------------------------------------
                                                                                Status
Products and New                                            -----------------------------------------------------------
Indications Under            Indication
   Development                                                 United States                  Rest of World
-----------------------------------------------------------------------------------------------------------------------

Emdogain                    Topical application for the     FDA approval(1) obtained      European approval (the "CE
                            regain of tooth attachment      in September 1996;            Mark") received in June
                            lost to periodontal             marketing commenced in        1995, marketing commenced in
                            disease                         commenced second quarter      Europe in 1996; Japanese
                                                            of 1997                       approval received in January
                                                                                          1998, marketing commenced in
                                                                                          April 1998. Biora's partner
                                                                                          in Japan recalled the
                                                                                          product in November 2000 in
                                                                                          order to follow the
                                                                                          guidelines from regulatory
                                                                                          authorities.

-----------------------------------------------------------------------------------------------------------------------
EmdogainGel                 New formulation of Emdogain     Application submitted to      European approval in March
                            packaged in a ready-to-use      FDA in March 2000. FDA        2000. Launch in June 2000.
                            syringe                         approval in January 2001      Approval in Japan during
                                                            and launch in February        December 2001 and launch in
                                                            2001.                         March 2002.

-----------------------------------------------------------------------------------------------------------------------
EmdogainGel TS              EmdogainGel combined with a     Not available.                Approved in all EU markets.
                            synthetic bone graft                                          Launched in Germany, Italy
                            material which offers                                         and the Nordic Markets
                            additional tissue support                                     during Q4, 2001.

-----------------------------------------------------------------------------------------------------------------------
PrefGel                     Topical gel that cleans and     FDA amended marketing         CE Mark received February
                            conditions the tooth-root       clearance obtained in May     1998; marketing commenced
                            surface                         1998; marketing commenced     second quarter 1998
                                                            in 1998                       Not approved in Japan under
                                                                                          current classification.

-----------------------------------------------------------------------------------------------------------------------
 Emdogain Recession         New indication of Emdogain      Submission of registration    Result from European study
 type defects               as a local application to       file to FDA planned during    did not demonstrate
                            treat receded gums              the second or third           significant improvement in
                                                            quarters 2002.                the soft tissue covering
                                                                                          the exposed root surface.
                                                                                          Biora has at present no
                                                                                          plans to submit this
                                                                                          indication to markets
                                                                                          outside the U.S.

--------------------------------------------------------------------------------------------------------------------
 Emdogain Trauma            New indication of Emdogain      Clinical trials to further    Approved indication in
 avulsed teeth)             for the regain of tooth         strengthen the                Europe, Canada and Brazil.
                            attachment in connection        documentation began in        Market launch in June 2000
                            with reimplantation of          1999 in Canada. The study     at an International Trauma
                            avulsed teeth                   was completed end of 2001.    Convention in Oslo.
                                                            No plan to submit an FDA
                                                            registration file for this
                                                            indication.

-----------------------------------------------------------------------------------------------------------------------
 New Enamel Matrix          Local application of a new      N/A                           A phase II study was completed
 Protein based product      EMP based product for                                         during Q1, 2002. The study
 for wound healing in       reducing patient discomfort                                   was unable to demonstrate
 conjunction with           and improving wound healing                                   clinical significance in the
 scaling and root           in conjunction with scaling                                   efficacy parameters compared
 planing (XP11)             and root planing procedures.                                  with conventional therapy.
                                                                                          The project has been terminated.

-----------------------------------------------------------------------------------------------------------------------
 New product for            New indication of enamel        N/A                           Pre-clinical studies show
 endodontic therapy         matrix protein-based                                          new dentin formation in
 (treatment of the          product to stimulate                                          pulp capping and
 dental pulp)               formation of hard tissue                                      pulpotomy. A phase I
                            bridges to protect the                                        study was initiated during
                            dentalpulp                                                    the latter part of 2001.

-----------------------------------------------------------------------------------------------------------------------
 Xerostomia project         Local application to treat      N/A                           The development of a
     (dry mouth)            dry mouth disease.                                            formulation is in final
                                                                                          phase and a phase I trial
                                                                                          is ongoing.

-----------------------------------------------------------------------------------------------------------------------
Emdogain - Non surgical     Subgingival application of      Clinical trials started       Pilot studies commenced in
cleaning of the dental      Emdogain to achieve             second half of 1999.          1997. Clinical studies
root                        periodontal regain without      Approval received by FDA      ready 2001. The results
                            surgical intervention.          as Minimally Invasive         show that Emdogain has no
                                                            Surgery in 1999.              significantly improved
                                                                                          effect on regeneration of
                                                                                          bone and tooth supporting
                                                                                          tissues compared to
                                                                                          traditional treatment of
                                                                                          these mild defects. The
                                                                                          studies confirmed the good
                                                                                          wound healing features of
                                                                                          Emdogain.
                                                                                          No plan to submit a
                                                                                          registration application
                                                                                          for this indication.

-----------------------------------------------------------------------------------------------------------------------
Emdogain WT                 New indication of Emdogain      Further studies in this       Clinical trials in Sweden
                            for the treatment of damage     indication have been          completed in 1999. Results
                            caused by complicated           deferred since results        not conclusive. Positive
                            extractions of wisdom           from Swedish trials not       effect on wound healing.
                            teeth                           conclusive.                   Further studies in this
                                                                                          indication have been
                                                                                          deferred.
-----------------------------------------------------------------------------------------------------------------------
(1)      Specifically, the FDA-approved indication for use appearing on
         EmdogainGel's package insert reads as follows: EmdogainGel is intended as an adjunct to periodontal surgery for topical
         application onto exposed surfaces to treat intrabony defects without furcations resulting from loss of tooth support due to moderate or severe periodontitis.

         Under the XP11 project, Biora has submitted several patent applications relating to new, positive biological effects of enamel matrix proteins for wound healing in February 1998, and pre-clinical studies have been performed in the Scandinavian countries (Denmark, Norway and Sweden) since 1998. In December 1997, Biora acquired the patent rights for a new protein patent that formed the basis of the XP20 project from the Center for Oral Biology ("COB"), a research foundation formed in 1986 by the Karolinska Institute in Stockholm, Sweden. The protein is present during normal tooth development in humans and Biora continuous to investigate the potential of this protein combination for use in dental surgery.

Emdogain

         Emdogain is an innovative treatment for periodontal defects caused by periodontal disease. It is applied in gel form on the tooth-root surface during periodontal flap surgery to help promote the regain of tooth-supporting periodontal tissues and hence reattachment of the tooth supporting tissues in patients suffering from loss of periodontal attachment due to periodontal disease or trauma. Emdogain simulates one step of the biological process in nascent tooth development. This step involves the deposit of a protein matrix layer on the developing root, thereby providing for the formation of the attachment apparatus. With time, the treatment results in the regain of the lost tooth support and function.

         Patients qualifying for Emdogain treatment typically have periodontal pockets deeper than six millimeters with a marked loss of jawbone. In Biora's controlled clinical trials, adult patients with periodontal disease who had lost most of the attachment achieved regain of jawbone within 16 months of treatment with Emdogain to about two-thirds of normal levels, as compared to unchanged levels for a different, but comparable, site on the same patients treated with conventional periodontal flap surgery.

         The preparation and application of Emdogain is relatively simple and, in contrast to currently used mechanical approaches to treatment, not particularly technique sensitive. Emdogain, which must be refrigerated during storage, comes as a freeze-dried powder, together with a liquid "vehicle" solution. One milliliter of the vehicle is added to the powder and the residual gel is applied, by means of a syringe, onto the exposed and cleaned root surfaces in connection with periodontal flap surgery.

         Emdogain received the CE Mark in the EEA in June 1995, FDA approval in the United States in September 1996 and from the MHW in Japan in January 1998. The Company began marketing Emdogain in Europe in 1996, in the United States in the second quarter of 1997 and in Japan in April 1998. EmdogainGel has now replaced Emdogain (vials) in all markets.


PrefGel

         PrefGel was originally developed under the name EDTAgel, and received European approval under the name PrepHgelTM (before being changed to PrefGel) in February 1998. A prior version of PrefGel received marketing clearance from the FDA in September 1994, but Biora did not market the product in the United States at that time. Biora subsequently developed a new version of PrefGel and consequently, filed a request for an amended marketing clearance from the FDA for the product prior to its being marketed in the United States (which Biora received in May 1998). The Company began marketing of the product in Europe in the second quarter 1998 and in the United States during the third quarter 1998. PrefGel was not approved in Japan under the current classification. Biora is considering whether to submit a new application. PrefGel is meant to replace the strong acids periodontists presently use to clean the root surface during periodontal surgery. Because of its neutral pH, PrefGel does not damage the root surface or surrounding soft tissues, and the Company believes that PrefGel will afford periodontists a greater complement of products to use during invasive oral surgical procedures.


EmdogainGel

         EmdogainGel is a stabilized formulation of Emdogain dissolved in the vehicle (gel). Thus, the product can be shipped and stored in a pre-packed ready-to-use applicator. The actual indication is identical to that for Emdogain. Biora believes that EmdogainGel is simpler and more user-friendly than Emdogain, enhancing the appeal of the product to practitioners, especially in "first-use" situations. The Company has received approval in Europe and in the US to market Emdogain Gel. Biora has conducted clinical trials in Europe, which were completed in the beginning of 1999. Emdogain Gel has been launched in Europe during April - June 2000 and in February 2001 in the US. In Japan, Emdogain Gel was submitted to the regulatory authorities during Q1 2001 and was approved in December 2001.


EmdogainGel TS

         EmdogainGel TS is a new product that complements EmdogainGel and provides the dentist with an improved solution for treating patients with wide periodontal defects in the surrounding bone tissue. By combining EmdogainGel with a synthetic bone graft material (PerioGlas) the regenerative capacity of EmdogainGel is maintained and additional support is provided to the surrounding soft tissues in order to achieve a superior aesthetic outcome for those types of defects. An agreement between Biora and USBiomaterials gives Biora the distribution rights to a product that combines EmdogainGel with PerioGlas. The EmdogainGel TS agreement is for the whole world except for North America. The product is approved for EU markets and the product was launched in Germany, Italy and the Nordic Markets during Q4, 2001. EmdogainGel TS is currently not avialable in the United States.


Emdogain - Recession Type Defects

         Biora is developing a new indication of Emdogain as a local application to treat receded gums. The Company plans to submit a registration file to the FDA during the second or third quarter 2002. In many people, gum tissue recedes to expose the root surface of teeth (often on teeth at the front of the mouth). These gum defects, known as "recession defects", are often caused by gum inflammation or incorrect or excessively hard tooth brushing. Biora has been conducting multi-center clinical trials in Sweden, Belgium, The Netherlands and Germany to determine if the surgical procedure used to cover exposed root surfaces has better results when conducted in conjunction with the use of Emdogain. Biora started clinical trials in the United States in 1999 for this indication. Two different study designs were used in Europe and the United States due to traditional differences in the treatment of recession defects. Results from Europe demonstrated a more rapid healing of soft tissues and less pain and discomfort with Emdogain compared to conventional therapy. However it was not possible to demonstrate significant improvement for the soft tissue covering the exposed root surface. Results from the study design used in the United States showed that treatment with Emdogain provided clear advantages and also resulted in a more rapid soft tissue healing compared to the control. As a result, FDA submission is expected in 2002.


Emdogain Trauma (avulsed teeth)

         Biora is developing a new indication of Emdogain for the regain of tooth attachment in connection with re-implantation of avulsed teeth (i.e., teeth that have been dislodged completely without breaking). Biora received the CE Mark to market Emdogain Trauma in 1995, and started clinical trials in Canada in 1999. The indication was launched in the European and Canadian markets during International Trauma Convention in Oslo in June 2000. Further studies have been completed. Biora has at present no plans to submit a FDA application for this indication.


New Enamel Matrix Protein based product for wound healing in conjunction with scaling and root planing

         When Emdogain was launched in Europe in 1996 the Company received reports from periodontists that wounds from oral surgery healed more quickly. Since then, similar observations were reported from all new markets where Emdogain were launched. Subsequently, the study of Emdogain's wound healing effect has become an important pre-clinical project for Biora.

         Biora has shown in cell culture studies that Emdogain-covered surfaces inhibit certain bacteria, especially some of the pathogens behind caries (e.g. Streptococcus mutans) or periodontal disease (e.g. Actinobacillus actinomycetemcomitans). Another interesting bacteria is Staphylococcus, which is common in e.g. "hospital disease".This implies that an Emdogain-treated area is kept free from pathogens, which improves healing without need for prescription of local or general antibiotics. While several of the pathogenic bacteria area are inhibited but not killed in contact with Emdogain, there are other, less harmful bacteria, that are not affected or perhaps even favored. The wound healing effect is believed to rest not only with the contact inhibition on bacteria but also with the increased production of favorable growth factors by connective tissue cells. New studies are directed at the interaction between these cells and the epithelial cells, which will cover the wound.

         Biora has submitted several patent applications for these new findings in cooperation with the dental schools in Oslo in Norway, Gothenburg in Sweden and Ulm in Germany, and with the dental school ACTA in Amsterdam.

         At the end of last year, Biora commenced a project with a new product based on enamel matrix protein with a potential for a positive effect on soft tissue healing. A formulation of this product was developed and a phase II study was initiated in the middle of 2001. The study was completed during Q1, 2002. The study was not able to demonstrate clinical significance in the efficacy parameters compared with conventional treatment and thereforethe project has been terminated.


New product for endodontic therapy (treatment of the dental pulp)

         Biora is presently developing an enamel matrix protein-based product for use in connection with endodontics. When the dentist removes infected hard tissue during treatment for caries the dental pulp is often exposed, with injury to the pulp as a result. In repeated pre-clinical studies Emdogain has been shown to stimulate formation of hard tissue bridges over the pulp wounds. During the latter part of 2001, a phase I study was initiated to gain additional data for this indication. The study is still ongoing.


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

         During the first quarter 2001, Biora entered into a license agreement with a British biomedical development company, Medpharma, under which Biora retains the right to develop and market the product to dentists while Medpharma receives the right to develop and market the product to target groups outside the dental practice area. Under the agreement Biora receives a number of installments as well as a royalty based on future sales once the drug has been introduced to the market. Biora and Medpharma will collaborate and share development costs for the project up to and including early clinical tests (phase IIa). The license agreement covers the entire world except Japan.


Emdogain -  Non-surgical cleaning of the dental root

         Emdogain was approved in 1999 in the U.S. as an adjunct treatment in minimal invasive periodontal surgery in the aesthetic zones i.e. in the area of the front teeth. This means that Emdogain can be used in connection with conventional treatment of periodontitis, such as scaling and root planing to treat periodontal intrabony defects in aesthetic zones to optimize tissue height. In June 2001 Biora completed two European clinical studies concerning Emdogain's effect in treating mild periodontitis without surgical intervention. The patients in these studies had shallow pockets. After scaling and root planing, Emdogain was placed directly into the periodontal pocket. The result showed that Emdogain had no significantly improved effect on the regeneration of bone and tooth supporting tissues compared to traditional treatment of these mild defects. The studies confirmed the wound healing features of Emdogain. Biora has at present no plans to initiate new studies in this indication.


Emdogain WT

         Emdogain WT involves the use of Emdogain for a new indication - complicated wisdom tooth extractions. Through evolutionary processes jawbones are becoming smaller, resulting in less room for wisdom teeth. As a consequence, normal eruption of wisdom teeth is hindered and the teeth must often be extracted. Despite successful completion of this complicated form of surgery, periodontal pockets often form on the adjacent surface of the neighboring second molar. Emdogain WT, applied in conjunction with surgical extraction of an impacted wisdom tooth, may eliminate or at least reduce the development of neighboring periodontal pockets. Biora has completed clinical trials for Emdogain WT in Sweden during 1999. Based on the results from the trials in Sweden showing primarily positive effects on the healing of the wound, further studies of this indication are required. These studies have been deferred as priority has been given to other indications.


Research and Development Organization and Collaborative Agreements

         Biora's present research laboratory, which was opened in Malmo, Sweden in December 1997, is equipped for biochemistry, molecular biology and cell biology research. As of April 30, 2002, Biora employed fourteen biochemists, five of which have completed their doctoral theses. The biochemists at the Malmo facility also conduct studies in close cooperation with the Experimental Laboratory of the University Hospital in Malmo, Sweden, the University of Oslo, Norway, the University of Leeds, U.K. and the University of Ulm, Germany. The research network within oral biology also includes other universities in Europe and U.S.A.

         The Company's expenditures on research and development, including expenditures related to clinical trials and costs in connection with product approvals, amounted to SEK 32.7 million ($3.1 million), SEK 32.2 million ($3.1 million) and SEK 25.9 million ($2.5 million) in 1999, 2000 and 2001, respectively. A significant part of the Company's research and development activities are conducted in collaboration with third parties.

         Biora's pre-clinical research has historically been performed in close collaboration with research institutions affiliated with the Karolinska Institute in Stockholm, Sweden. The basis for the Company's principal product, Emdogain, was research findings by scientists at the Karolinska Institute, primarily Dr. Hammarstrom. Pursuant to an agreement with COB (Centre of Oral Biology), Biora has the rights to commercialize the results of all COB research in return for royalties. Dr. Hammarstrom left his position as Director of COB in 1998. Most of the Company's collaboration efforts have been with Dr. Hammarstrom, who currently gives the Company's research organization support from his position as Chairman of the Biora Scientific Advisory Board. Pre-clinical research cooperation agreements were entered into with the University of Michigan in the United States, the University of Leeds in the United Kingdom, and the University of Ulm in Germany.

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

         In December 1997, Biora acquired the patent rights for a new protein patent that formed the basis of the XP20 project from COB. The protein is present during normal tooth development in humans. Biora also relinquished its rights to a patent for a duo-ceramic implant developed by COB in December 1997. The patent was relinquished to enable the Company to focus greater resources on the expansion of its biology-based products program.

         During 1997, a five-year research collaboration agreement was signed with the University of Gothenburg (Sweden) to be led by Professor Jan Lindhe. Professor Lindhe has been involved in the early-stage clinical research for new indications of Emdogain, as well as test new products and technologies for the Company. A similar research agreement was entered into with the University of Texas to be led by Professor David Cochran. The contract with Professor Cochran came to an end during year 2001.

         Pre-clinical safety assessments of Biora's products have been performed by contract laboratories in Europe and Japan, as well as by Astra Safety Assessment in Sweden. Kinetic studies, which monitor Emdogain over time, have been performed in collaboration with the University of Lund in Sweden and the Institute of Surface Chemistry in Stockholm. Clinical safety assessments have been performed in close collaboration with the Karolinska Hospital in Stockholm, Sweden. The Company performs chemical development, including protein chemistry and process development, internally. Biora has adopted a quality policy that states the Company shall manufacture products that meet requirements of the appropriate authorities, including Good Manufacturing Practice (GMP) and Quality System Regulation (QSR). For manufacturing and marketing EmdogainGel in EU, Biora complies with "Medical Device Directive 93/42EEC and quality systems ISO9002/EN46002.

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


BUSINESS STRATEGY

BIORA develops, manufactures and sells biology-based products to enable dentists to restore and improve the oral health and esthetics for their patients. Biora will generate value for its customers by providing quality products and services and through long term sales and profit development create shareholder value.

Objectives

Biora's goal is to be a market leader within the field of biology-based products that provide improved solutions to dentists in the treatment and care of their patients.

EmdogainGel - Biora's principal product

EmdogainGel, a further development of Emdogain which offers a simpler and less time consuming treatment, is Biora's principal product and the platform on which Biora will continue to build its business. The product offers dentists a ready mixed product, which similar to Emdogain, regenerates a natural tooth supporting structure. EmdogainGel was launched in Europe during June 2000 and has had a positive reception from dentists. A registration of Emdogain Gel in the U.S. was received in January 2001 and in Japan in December 2001.

Focusing on key markets

The U.S. and Germany together made up for more than 75 per cent of Biora's total sales during 2001. In the U.S. and Germany, Biora has marketing organizations to effectively cultivate its target groups. These marketing companies will also able to market and sell other products from Biora's future product portfolio. In Japan, EmdogainGel is marketed and sold by Biora's Japanese partner, Seikagaku Corporation. Biora desires to secure a leading position in these three key markets and continue to increase sales through the use of partners in markets which have a strong sales growth potential.

Focusing on established customers with large sales potential

Experience from Emdogain and EmdogainGel sales shows that customers who learn to use the product correctly and who have used it repeatedly are satisfied with the results of treatment. Biora's selling and marketing goal is to increase existing client's use of EmdogainGel. Biora will attempt to increase the use within the existing customer-base through a more customer focused strategy and by expanding the indications for EmdogainGel.

Focusing on new indications for EmdogainGel

Research and Development within Biora will be concentrated on product line extensions and dental indications that can be expected to expand the use of EmdogainGel such as recession type defects and furcation (both indications primarily for the U.S. market). R&D at Biora will also concentrate on developing novel proprietary products for the dental market.

Licensing projects outside the dental indications to partners

As a step in focusing the business, Biora intends to license or find an alliance partner for projects within Biora BioEx, that is, that part of the R&D portfolio that is directed towards products within non-dental indications. Several interesting indications for enamel matrix proteins, such as, wound healing and stimulation of bone formation, are included in BioEx portfolio as well as the patent application relating to inhibition of certain cancer cells based on early cell studies. The wound-healing project outside the oral cavity was licensed to Molnlycke Health Care in December 2001.

Business Development

In order to take advantage of Biora's marketing and sales resources in Biora's marketing subsidiaries, Biora is actively seeking new products within dental indications. Biora acquired the rights to a patent protected pharmaceutical project against dry mouth. In order to maximize the market potential for this product a licensing agreement was signed in March 2001 with Medpharma, an UK company, regarding the rights to Biora's xerostomia project. Medpharma will market and sell this product to target groups other than dentists. In June 2001, Biora also signed an agreement related to a product line extension of EmdogainGel (EmdogainGel TS) for all markets outside the oral cavity. EmdogainGel TS complements EmdogainGel and provides dentists with an improved solution for treating patients with wide periodontal defects in the surrounding defects.

MARKET OVERVIEW

Periodontitis

         It has been reported by the National Institute of Dental Research that, based on a survey done in 1985-86, approximately 44 percent of employed adults in the United States have some form of periodontal disease. Advanced destruction affects about one in eight and the disease increase with age, reaching a prevalence of over one-third among people aged over
55. Based on World Health Organization statistics, European countries have similar incidence levels of periodontal disease. According to a 1990 American Dental Association report (the "ADA Report") (the most recent publicly available source of information on the subject), of those Americans suffering from periodontal disease, almost 14 million receive root planing and scaling treatment from private dental practitioners. Although all of the patients treated for periodontal disease undergo root planing and scaling, only a portion of those seeking treatment will undergo periodontal flap surgery. According to the ADA Report, there were approximately two million flap surgeries performed in 1990 in the United States. The Company believes that more than 50% of those persons undergoing flap surgery have cases that would call for some sort of adjunctive procedure aimed at repair of tooth attachment, yet only one out of seven actually undergo such treatment. This low rate can be explained by the fact that current additional adjunctive techniques do not adequately address the users' needs, such as ease of use, comfort to the patient, predictability and rapid healing. The Company believes that EmdogainGel could be used to promote the regain of tooth attachment in substantially all of those cases where the patient would benefit from any adjunctive technique.

         The market for the Company's Emdogain technology for the treatment of defects caused by periodontitis is comprised predominantly of periodontal specialists, who either have their own private practices or clinics or who are associated with universities or dental maintenance organizations. According to the ADA Report, 90% of all flap surgeries carried out in 1990 by private practitioners were performed by periodontists in private practice. Based on industry statistics, there are approximately 4,000 periodontists in the United States. In Germany, the target group for EmdogainGel is perio-aware General Practitioner dentists. Both Japan and the Nordic Markets have been specialty markets but a growing numbers of dentists are now specializing in Periodontology.

MARKETING

         The primary target markets for Biora's products are periodontists and periodontal specialists. Based on industry statistics, there are approximately 4,000 periodontists in the United States. Given the relatively small number of periodontal specialists and the need for a highly specialized sales force, Biora markets and sells its products through its own marketing and sales organization in the U.S. market. An estimated five million operations involving flap surgery are performed worldwide each year (with about 2 million, or 40 percent, of these surgeries being performed in the United States).

         The Company sells EmdogainGel to periodontal specialists in Europe at an average price of approximately Euro 150 per unit for a multi defect size (0.7 ml) (sufficient for the treatment of three defects) and Euro 125 per unit for a single defect unit (0.3 ml). In the United States and Japan the price of EmdogainGel is somewhat higher than in Europe. While Biora believes that Emdogain has considerable potential, the periodontists and periodontal specialists comprising the Company's target market have indicated that they want to see results from their own patients before they are prepared to accept EmdogainGel as the preferred therapy. Results are usually evaluated between 10 and 12 months after treatment. A number of case studies show that the results continue to improve on average at least until 36 months after treatment. Positive results with ten year and eight year data were presented at the Europerio Exhibition in Geneva in June 2000.

         Based on a telephone interview in 2001 made by GFK on behalf of Biora with 219 periodontists in the United States, Germany, Italy and the Nordic Markets, EmdogainGel meets the practitioners' key factors for choosing a regenerative therapy i.e. regeneration capacity, complication-free wound healing and extensive documentation. The most frequently mentioned reason for using EmdogainGel is the favorable results based on personal clinical experience.


Biora.com and ICC

         With the launch in June 2000 of Biora.com, Biora has been creating an interactive Internet service. The goal is to create an effective communication channel for existing and new customer groups over the Internet. Registered specialists can use Biora.com to request clinical information, professional articles regarding Biora's products and information regarding surgical techniques. With Biora.com, Biora's goal is to improve total customer service in a cost-effective way.

         In November 2000, Biora opened its International Customer Center
(ICC). This center provides Biora's customers with an improved service by, among other things, enabling customers in markets where Biora does not have its own market organizations to order EmdogainGel directly and to have the product delivered to their offices.


Europe

         Germany is at present the biggest market for EmdogainGel in Europe. The number of dentists who perform surgical interventions to treat periodontitis on a more regular basis are about 8,000. Sales in Germany began in 1996. Sales during the first half year 2000 were under expectation, which resulted in a change of management in the German subsidiary. The marketing approach has changed from simply adding new customers to a strong customer focus and a systematic approach on increasing use within the existing customer base. Sales in 2001 amounted to SEK 23.9 million ($2.3 million), an increase of 42 percent in SEK and 31 percent in local currency. The number of customers in Germany year 2001 was approximately 3,100.

         The Company has established a sales force to cover the Nordic market (Norway and Sweden). Biora's Nordic operation, which commenced marketing Emdogain in Sweden in 1996, currently has three employees (of which two are sales representatives). In Sweden, approximately 90 percent of the 500 specialist and perio-aware customers in the country that treat advanced periodontitis have purchased EmdogainGel at least once. The customer base is now increasing with general dentists performing EmdogainGel treatment. Biora's penetration in Sweden is approximately 10 percent of all flap surgery procedures performed. The current increase in Biora's customer base in Sweden is to a large extent based on the increase of general dental practitioners who perform flap surgery. In all of the Nordic countries, Biora continues to focus its marketing efforts on increasing usage of EmdogainGel among periodontists and general dentists specializing in periodontology through participation in specialist conventions, seminars and educational programs together with universities with dental programs.

         In order to focus on the key markets, Biora has also reduced its sales organization in other European markets. The UK Market Company closed its offices in February 2000 and the BeNeLux Market Company closed its offices during the beginning of year 2001. At the end of 2001, Biora signed a distribution agreement with Dental Trey for coverage of the Italian market. Dental Trey is one of the largest dental product distributors in Italy. Biora's managing director in Italy will work closely with Dental Trey to provide marketing and sales support. Customer service and distribution of products are managed from the International Customer Center in Malmo (ICC). Biora entered into a new distributor agreement for Poland during 1999 and a distribution agreement with Globopharm for Switzerland during Q4 2000.


North America

         Biora conducts sales and marketing operations in the United States through its Chicago, Illinois-based subsidiary, Biora, Inc. Christopher Pallotto, serves as President of the U.S. subsidiary. During the fiscal year 2001, Biora, Inc. had 27 employees.

         The market for the Company's products for periodontal treatment is comprised predominantly of periodontal specialists, who either have their own private practices or clinics or who are associated with universities or dental maintenance organizations. According to the ADA Report, 90 percent of all flap surgeries done in the United States in 1990 by private practitioners were performed by periodontists in private practice.

         Sales during 2001 amounted to SEK 60.8 million ($5.8 million), an increase of 39 percent in SEK and 23 percent in local currency compared with 2000. As of December 31, 2001, approximately 3000 American periodontists have bought Emdogain at least once since its introduction. The number of customers for the year 2001 was approximately 2,100. Biora's market share as a percentage of the total estimated flap surgery procedures performed in the United States is approximately three to four percent. Biora's penetration of the U.S. market was initially hindered by Emdogain receiving less exposure than originally anticipated when it was launched in April 1997 which was, partly as a result of delays in the publication of reviews in industry journals. Biora believes that the continued strong sales growth during year 2001 is a result of a more efficient regional sales organization and a more focused sales strategy to increase the product usage within the current customer base. In addition, EmdogainGel has become more established due to the Company's continued presence at scientific meetings and through publication of a number of articles about the product in professional journals. Biora has entered into agreements with several U.S. periodontists and several U.S. universities, including the University of Texas, to develop U.S.-based data and test results for Emdogain.


Japan

         The Company has also entered into certain marketing and distribution arrangements with local or regional partners in other parts of the world. On September 1, 1996, the Company entered into an agreement with Seikagaku Corporation ("Seikagaku") pursuant to which Biora appointed Seikagaku as its exclusive distributor in Japan. The agreement expressly covers the indication of Emdogain relating to the use of the product for the regain of tooth support due to periodontal disease (the "Initial Indication") and also provides that the agreement will be amended to provide analogous terms for future indications for the Japanese market. The agreement also gives Seikagaku a right of first refusal for the Japanese market with respect to any other dental product developed by Biora. Biora received an aggregate of $5 million from Seikagaku through September 1996 for entering into the Emdogain agreement. The agreement provided that Seikagaku could, under certain circumstances, request Biora to refund the $5 million payment in the event the MHW did not approve Emdogain for sale in Japan by June 1999 and granted Seikagaku a security interest in Biora's Japanese patent and trademark rights to secure such potential repayment obligations. Consequently, Biora through the end of 1997, treated the $5 million as a liability. Biora submitted an application for the registration of Emdogain with the MHW in September 1996, which was approved in January 1998. With theapproval from the MHW, the $5 million payment was recognized as other operating income during the first quarter 1998. Marketing of Emdogain in Japan commenced in April 1998. Under the agreement, Biora will supply all of Seikagaku's requirements for Emdogain for the Initial Indication at a unit price which is the higher of (i) 35 percent of the reimbursement rate for Emdogain set by the MHW and (ii) 4,000 Japanese yen. Each of Biora and Seikagaku has agreed to use its best efforts to establish a reimbursement rate for Emdogain in Japan of no less than 17,000 Japanese yen. A filing with the MHW for reimbursement of Emdogain was made in March 1998. No filing for reimbursement of EmdogainGel TS has yet been made. Seikagaku was responsible for costs relating to post-marketing studies of Emdogain for the initial indication and for clinical trials to obtain government approval for the sale of Emdogain for additional indications in Japan.

         In November 2000, Seikagaku Corporation, Biora's marketing and sales partner in Japan, recalled all deliveries of Emdogain to comply with the registration authority's guidelines which required the same changes to be made to the production process for deliveries to Japan as had previously been implemented for other markets. Discussions with the Japanese registration authority resulted in the decision to accelerate the registration process for EmdogainGel. The application for registration of EmdogainGel was submitted to the Japanese registration authority during the first quarter of 2001 and the product was approved in December 2001. The initial launch of EmdogainGel to key opinion leaders through a series of seminars by Biora's partner took place in March 2002. The official launch of EmdogainGel took place during mid April 2002 in conjunction with The Japanese Association of Clinical Periodontology, one of the largest congresses in Japan for dentists who treat patients with periodontal disease. Biora's initial delivery of EmdogainGel to Seikagaku took place during the first quarter 2002 and amounted to SEK 4.2 million.

         At December 31, 2000 approximately 1,100 periodontists and dentists had bought Emdogain, of which approximately 500 had purchased the product more than once. 27 of the 29 dental universities in Japan have begun to use Emdogain in their training in 1999. Since EmdoaginGel was launched in March 2002, it is too early to make an estimate of the number of EmdogainGel customer in Japan.


Rest of the World

         Biora also began marketing Emdogain in South Africa in June 1997 through a subsidiary, but decided in 1998 to sign a distribution agreement with a well-established distributor in the dental industry for that market. At the beginning of 2000, Biora entered into distribution agreements with distributors for the markets Brazil, Colombia, Ecuador, Panama, Peru, Puerto Rico, South Korea, Taiwan and Venezuela. EmdogainGel was launched in Taiwan during 2001 and in Korea early 2002. Sales and marketing efforts will start subject to regulatory approvals in each of these markets.


Third Party Reimbursement

         The Company's primary customers for Emdogain are, and for its other products will be, periodontal specialists and perio-aware General Practitioners. Certain of these customers may seek reimbursement for the Company's products from third-party payers, such as governmental and private health insurance plans, for all or part of the costs associated with the treatment of patients. Reimbursement schemes for the treatment of periodontal disease vary from one country to another, and potential customers in several of the Company's targeted markets may be influenced by the type of third-party payer coverage available for procedures using the Company's products. The Company will consider reimbursement rates when deciding on market approaches and strategies for pricing its products.

         In the United States, as in most major European countries, reimbursement for additional treatments used in conjunction with periodontal flap surgery is generally not available, and most patients, with or without dental insurance, pay the cost of such treatment themselves without assistance from third-party payers. The Company believes that certain third-party payers provide reimbursement at a specified rate for periodontal surgeries, without additional reimbursement if an additional interventive technique, such as EmdogainGel, is used. In addition, according to a 1995 industry report, less than half of the population of the United States (approximately 95 million people) are covered by dental insurance. Patients who lack dental insurance or who have insurance that puts a set cap on amounts that will be reimbursed for periodontal flap surgery, and therefore must pay the cost of any additional treatment themselves, may elect to forego the use of an additional interventive treatment. However, the Company believes that the relatively low cost of EmdogainGel treatment as compared to the stand-alone cost of conventional periodontal flap surgery, along with the potential benefits offered by Emdogain,treatment will largely offset patients' concerns about paying for EmdogainGel treatment themselves. In Germany, several private insurance companies have agreed to fully or partly reimburse patients for the cost of treatment with Emdogain Gel.

         In Japan, the Company expects that sales volume and prices of the Company's products will be more dependent on the availability of reimbursement than in the United States and Europe. Under the terms of Biora's agreement with its distributor in Japan, Seikagaku is responsible for submitting an application for Emdogain to the MHW for approval of a reimbursement rate. The agreement also provides that the price per unit paid by Seikagaku to Biora for Emdogain shall fluctuate based upon the reimbursement price approved by the MHW. At present, EmdogainGel is not reimbursed in Japan and there can be no assurance that reimbursement approval will be obtained. Failure to receive a reimbursement approval could have the effect of delaying the initial acceptance of the Company's products in Japan. See "Description of Business--Marketing."

4.C. ORGANIZATIONAL STRUCTURE

Biora AB is a public company incorporated in Sweden.

Significant subsidiaries are Biora Inc., in the US and Biora GmbH, in Germany. Biora Inc. is incorporated in Delaware in the United States and Biora AB owns 100% of its stock. Biora GmbH is incorporated in the Federal Republic of Germany and Biora AB owns 100% of its stock.

4.D. PROPERTY, PLANTS AND EQUIPMENT

         The Company's executive offices and development, manufacturing and testing operations are located in Malmo, Sweden under a lease expiring on September 30, 2004. The lease is renewable for successive two-year terms unless terminated by either party at least twelve months before the expiration of the lease term. The current period expires at the end of September 2004. Under the terms of the lease, the total annual rent is currently approximately SEK 3.0 million ($0.3 million), which may be adjusted upwards based upon certain increases in the Swedish consumer price index. The manufacturing facilities cover an area of approximately 600 square meters and during 1997 the production capacity was increased from 200,000 to 400,000 units of Emdogain per year. After completing the conversion of the manufacturing process for EmdogainGel, the capacity has increased to at least 600,000 units per year. The Company is currently investigating the possibility of expanding the production capacity further in its current manufacturing facility.

         The manufacturing process of the newly formulated EmdogainGel includes out-sourcing of the filling of the syringes at Statens Serum Institut (SSI) in Copenhagen, Denmark. The blister packaging and final packaging is out-sourced to Orifice Medical AB, Ystad, Sweden.

         The Company has out-sourced the manufacturing and packaging of PrefGel to Miwana AB, which is located in Gallivare, Sweden. Miwana AB is in receipt of the ISO 9002 and EN 46002 certifications for their facilities since October 1998. Biora expects that Miwana AB will be able to meet Biora's production requirements for PrefGel for the foreseeable future.

         Biora's production facilities generally are subject to health and quality standards set by the various governmental authorities that regulate its products, and to inspection and monitoring by such authorities. Among the conditions for FDA approval of a medical device is the requirement that the manufacturer's quality control and manufacturing procedures conform to Good Manufacturing Practices ("GMP"), which must be followed at all times. GMP regulations impose certain procedural and documentation requirements upon a company with respect to manufacturing and quality assurance activities. GMP controls every phase of production from the receipt of raw materials to the labeling of the finished product, and follow-up and reporting of complaint information. In 1994, the FDA inspected Biora's plant and confirmed that the Company's quality control and manufacturing procedures conformed to GMP. At an FDA-inspection (March 1997) the new Quality System Requirement (QSR) was also applied, and no written comments were received. In Q1 2000, the FDA made a pre-approval inspection for EmdogainGel and in Q1 2002 the FDA made an inspection of Biora's facilities as well as of the subcontractor's facilities. For an approval under the EU's MDD ( Medical Device Directive) the Company's quality system must comply with ISO 9000 and EN 46000 requirements (the latter are European standards specific for medical devices), which are broader than the GMP regulations. Biora obtained certification in compliance with ISO 9002 and EN 46002 in 1995 and is audited annually by BSI (British Standard Institution). As part of the ongoing review by the Japanese authorities, an inspection was performed in February 1997. In complying with standards set forth in the GMP and ISO regulations, as well as in other applicable regulations, the Company will be required to continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance. See "Description of Business--Government Regulation."

COMPETITION

         The conventional surgical technique used in patients with advanced periodontal disease is flap surgery, without any adjunctive technique. Several clinical studies have demonstrated that flap surgery alone results in minimal regain of periodontal tissues. In Biora's controlled clinical trials, adult patients with periodontal disease who had lost most of the attachment achieved regain of jawbone within 16 months of treatment with Emdogain to about two-thirds of normal levels, as compared to unchanged levels for control sites in the same patient (treated with conventional periodontal flap surgery).

         At present, the most widely used adjunctive technique in conjunction with flap surgery in Germany is guided tissue regeneration ("GTR"). GTR was introduced about ten years ago with the aim of using a non-resorbable or bioresorbable physical barrier to prevent cells lining the gum tissue from growing into the healing wound after periodontal flap surgery. If a non-resorbable barrier is used, a second surgical procedure is required to remove the barrier at a follow-up visit. GTR barriers have been developed by several companies, the most significant of which is William L. Gore Company. Bone grafting, which involves the surgical implantation of living or synthetic bone and marrow into the periodontal defect, has been shown in clinical and non-clinical studies to add to the bulk of bone tissue around the affected tooth. However, studies have not demonstrated that, with the exception of the autogenous bone and DFDBA ( Demineralized Freeze Dried Bone Allograft), the use of bone replacement graft will not result in regain of the cementum and periodontal ligament and certain studies on bone grafting have indicated that cells lining the gum tissue will repopulate the area between the added bone and the root surface, blocking the formation of a new periodontal ligament. In the United States, the primary alternative for regenerative treatment is the use of bone graft materials.

         The Company believes that EmdogainGel has many advantages over existing adjunctive techniques. First, it represents a biology-based approach to the treatment of defects caused by periodontal disease, which provides predictable regain of tooth supporting structures in contrast to existing mechanical treatments. Second, as a gel, Emdogain is significantly easier and more convenient to use than the current technique-sensitive treatments, and can be applied independent of tooth topography. Additionally, the Company believes that patients will prefer EmdogainGel because it causes less discomfort and has better healing characteristics than existing adjunctive technique treatments and requires less chair time.

         Certain pharmaceutical companies, such as the Genetic Institute (owned by Wyeth, Inc) and Creative Biomolecules (owned by Stryker Corp.), have begun testing the applicability of growth factors and bone morphogenetic proteins to the regain of attachment lost due to periodontal disease. Pre-clinical studies have demonstrated that growth factors and bone morphogenetic proteins may in fact regrow jawbone. While the testing of growth factors and bone morphogenetic proteins as a proposed regenerative treatment is still in its early phases, they may eventually prove to be commercially viable products that could compete with Emdogain.

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

         The competition on the wound healing market is large with many of the largest pharmaceutical companies as participants. However, Emdogain is a product that has been tested for safety for application in wounds from surgery, and has been used on more than 400,000 patients (as of March 2002) since selling began. The first rival product for wound healing with growth factors began to be marketed in the U.S. in 1998, but the concept of using a matrix protein such as Emdogain has not yet been similarly exploited.

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

         As of April, 2002, the Company had been issued six U.S. patents, four European patents, two Japanese patents and 77 patents in various other countries. Biora is at present reviewing some of its older patents in low priority markets. In the United States, the duration of patents that were granted prior to June 8, 1995 is the longer of 17 years from the date of issuance or 20 years from the date of filing. The same applies to patents filed before June 8, 1995 and issued on or after June 8, 1995. The duration of patents based on applications, including confirmation applications, filed after June 8, 1995 and issued after such date is 20 years from the date of filing. The duration of patents elsewhere in the world is generally 20 years from the date of filing.

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

         The "binding-inducing composition" family relates to a precursor to dental enamel, the so-called enamel matrix. At present, 40 patents in this family have been granted to the Company and one application is still pending. Patents in this family have been issued in most target markets, including the United States, Canada, Australia and most European countries. The expiration date for this patent in the United States is 2012 and in most European countries is 2007.

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

         The "surface etching" family relates to tooth-root conditioning with PrefGel. The Company has been granted nine patents in this family including one in the U.S. and fourteen patents are still pending.

         Under the XP11 project, Biora submitted a patent application relating to new, positive biological effects of Emdogain-related proteins for wound healing in February 1998. Two patents have been issued and the patent is also approved for grant in the U.S. and by European Patent Office. Six priority applications were filed relating to the use of Emdogain-related proteins for other areas. In December 1997, Biora acquired the patent rights for a new protein that formed the basis of the XP20 project. Three patents have been issued and 22 applications are pending.

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

         In 2000, Biora acquired a patent covering local use of cholinesterase inhibitors in the treatment of xerostomia from scientists in Gothenburg. The US patent has since been issued and the European patent was granted in April 2002. Other applications are pending.

RAW MATERIALS

         Biora purchases raw materials and primary packaging materials from suppliers or subcontractors evaluated and approved by the Company in accordance with the requirements of ISO 9000 regulations. The Company is situated in an agricultural region where the biological raw material, porcine dental tissues, can be obtained from several commercial meat producers. At present, Biora has approved only Sweden's largest commercial meat producer as a supplier for a one-year term running from November 2001. This contract will be automatically renewed by one year unless one party notifies the other party at the end of each year. The Company plans to enter into contracts with alternative suppliers provided they meet the EU standards for Class III medical devices, in addition to United States and European food regulations. All other raw materials, including chemicals or packaging materials, are purchased as pharmaceutical grades or from suppliers with ISO 9000 certificates. The cost of raw materials accounts for approximately 5 percent of the sales price of Emdogain in European markets. See "Description of Business--Government Regulation."

GOVERNMENT REGULATION

         All products currently manufactured and marketed by Biora are subject to regulation by the FDA in the United States, by authorized bodies under EU Directive 93/42/EEC (the Medical Device Directive ("MDD")) in the EU, by the MHW in Japan, and by other regulatory authorities throughout the world. In addition, all of the products currently under development will require regulatory approvals from these authorities prior to marketing. Regardless of the regulatory classifications assigned to Biora's products, all human therapeutic products are subject to rigorous testing. The process of obtaining clearance or approvals from the FDA and other regulatory authorities can be costly, time consuming and subject to unanticipated delays. Except for Emdogain, which has been approved in the United States, the EU and Japan, and PrefGel, which has received an amended marketing clearance in the United States and approval in Europe, there can be no assurance that the FDA, the EU regulatory authorities, the MHW and other authorities will approve any of Biora's products for marketing or, if they are approved, that they will be approved on a timely basis, the failure of which could have a material adverse effect upon the Company's business, financial condition, prospects and results of operations.

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

         The Company's products approved for commercial distribution, Emdogain/EmdogainGel and PrefGel, are registered as medical devices under the FDCA and FDA regulations. The primary department within the FDA responsible for the pre-market review of medical devices is the Office of Device Evaluation (the "ODE"), within the Center for Devices and Radiological Health. The Dental Devices Branch within the ODE reviews dental devices.

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

         Emdogain was approved through a PMA application in September 1996 and EmdogainGel in January 2001. The PMA route is also intended to be used for Biora's products under development which incorporate essentially the same composition as Emdogain. PMA applications for new products will be filed as amended versions of the original PMA application for Emdogain, which, the Company believes, will reduce the review time, by the FDA.

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

         The FDA approved Emdogain, for use as an adjunct to a minimally invasive surgical technique (previously referred to as Emdogain non-surgical). This indicates that Emdogain can be utilized in conjunction with scaling and root planing for the treatment of periodontal intrabony defects. The approval is for teeth in the "aesthetic zones".

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

Japan

         Japan has medical device regulations similar to those of the EU and the United States. Biora received the approval to market Emdogain in Japan as a medical device in January 1998. Biora's Japanese distributor has agreed to defray certain expenses relating to any post-marketing studies that may be required by the MHW, the notified body for Japan. However, in November, 2000, Seikagaku Corporation, Biora's marketing and sales partner in Japan, recalled all deliveries of Emdogain to comply with the registration authority's guidelines which required the same changes to be made to the production process for deliveries to Japan as had previously been implemented for other markets. Discussions with the Japanese registration authority have resulted in the decision to accelerate the registration process for Emdogain Gel. The application for registration of Emdogain Gel was submitted to the Japanese registration authority during Q1 2001 and was approved in December 2001.

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


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

         The Company commenced operations in 1987 and, from 1991 through 1995, generated revenue primarily from contracts to freeze-dry medical products developed by unaffiliated third parties at Biora's sterile facilities. The Company entered into such contracts primarily to keep its manufacturing facilities operational, as required by certain quality control and manufacturing regulations applicable to the Company. In June 1995, the Company received approval in the EEA pursuant to a CE Mark to market its initial product, Emdogain, and the Company began selling Emdogain to dentists who participated in clinical trials on a test basis in selected European countries later that year. In September 1996, the Company received approval from the FDA to market Emdogain in the United States and from the Ministry of Health and Welfare of Japan in January 1998 to market the product in Japan. The Company received the CE Mark for PrefGel in February 1998 and an amended marketing clearance from the FDA in May 1998 to market the product in the United States. From its inception until the commercialization of its initial product, the Company was engaged primarily in research and development activities, obtaining EU and FDA approval for Emdogain, and establishing sales and marketing organization. Consequently, the Company has a limited operating history upon which an evaluation of the Company's prospects and performance can be made. The Company's prospects must be considered in light of the risks, expenses, difficulties and delays frequently encountered in connection with the formation and early phase of operation of a new business, the development and commercialization of new products based on innovative technology and the rapid technological change and the high level of competition in the health care industry.

         The Company believes that sales of EmdogainGel will be its primary source of revenues for the next several years. The Company intends to focus its marketing efforts in order to increase sales of EmdogainGel in North America, the most important markets in Europe and in Japan. For its ongoing R&D projects outside the core business, the Company intends to license or co-develop them together with a partner. This business might contribute to the Company's revenue in the future. The Company has sustained losses in each year of its operations and expects to incur additional losses during 2002. The Company's loss from operations for the year ended December 31, 2001, was SEK 26,5 million ($2.5 million) as compared to SEK 78,7 million ($7.5 million) for the year ended December 31, 2000. This is due partly to the increase in sales and partly to a decrease in operating costs together with licensing revenue of SEK 15.0 ($1.4 million). Selling expenses were reduced by SEK 1.4 million ($0.1 million) and research and development costs were reduced by SEK 16.0 million ($1.5 million). The capitalized R&D costs were completely amortized as of December 31, 2000. The reduction in administration expenses from SEK 25.4 million ($2.4 million) to SEK 22.9 million ($2.2 million) is due to the fact that costs in connection with the licensing of the wound-healing project were allocated to other operating expenses for SEK 1.4 million ($0.1 million). The Company's loss from operations for the first quarter of 2002 was SEK 1.0 million ($0.1 million) compared to the loss from operations of SEK 9.0 million ($0.9 million) for the first quarter of 2001.

         In February 1997, Biora completed the IPO of 7,475,000 Ordinary Shares at a price to the public of SEK 60.13 per Ordinary Share. The proceeds to the Company, after deducting underwriting discounts and offering expenses payable by the Company, were SEK 372 million ($35.6 million). In August 2001, the Company issued 2,550,000 new shares at a subscription price of SEK 10.40 per share. The Company's cash was increased by net SEK 25.0 million ($2.4 million). The Company is using the net proceeds received from the IPO and the 2001 share issue for marketing and sales activities, research and product development, capital expenditures and for working capital and general corporate purposes.

Capitalization of Research and Development Costs

         The Swedish Accounting Act (bokforingslagen) and Swedish GAAP allow certain research and development costs and costs incurred in the related product approval process to be capitalized if it is probable that the product will generate future economic benefits. Between 1993 and 1997 the Company has capitalized research and development costs and costs related to the product approval process incurred by the Company in connection with the development of Emdogain, net of revenue from contract sales and research grants. The capitalization of such costs commenced in connection with the completion of clinical studies and the submission of the application by the Company to regulatory authorities in the United States for approval for sale and production of Emdogain. All research and development costs incurred in earlier periods have been expensed as incurred.

         In addition, in 1996 the Company commenced the amortization of capitalized research and development costs in line with projected levels of sales subject to an amortization period not to exceed five years commencing from the date of the commercialization of Emdogain in 1996. Capitalized research and development costs were fully amortized at December 31, 2000. Research and development costs (other than equipment expense, which is capitalized for the purpose of Swedish GAAP) incurred in connection with additional products based on Emdogain technology and re-formulations of Emdogain are expensed as incurred. Product approval costs are also expensed as incurred. See Notes 1 and 22 of Notes to the Consolidated Financial Statements.

5.A. OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

         Net sales for the year ended December 31, 2001 equaled SEK 110.7 million ($10.6 million), an increase of 24 percent over net sales for the year ended December 31, 2000, which equaled SEK 89.2 million ($8.5 million). The increase is attributable to increased sales of EmdogainGel in the United States and Germany as well as in certain distributor markets.

         Gross Profit equaled SEK 87.9 million ($8.4 million) for 2001 compared to SEK 68.0 million ($6.5 million) for the year 2000, an increase of profit margin from 76.3% to 79.4% between the two periods.

         Loss from operations equaled SEK 26.5 million ($2.5 million) for the year ended December 31, 2001 compared to an operating loss of SEK 78.7 million ($7.5 million) for the period ended December 31, 2000. This is partly due to the increase in sales and partly to a decrease in operating costs together with licensing revenue of SEK 15.0 ($1.4 million). Selling expenses were reduced by SEK 1.4 million ($0.14 million) and research and development costs were reduced by SEK 16.0 million ($1.5 million). R&D costs for 2000 includes amortization of capitalized R&D amounting to SEK
10.5 million ($1.0 million). The capitalized R&D costs were completely amortized as of December 31, 2000. Furthermore the R & D cost of preclinical and clinical trials were reduced by SEK 2.1 million ($0.2 million), R & D travel cost were reduced by SEK 1.2 million ($ 0.1 million), R & D market support cost were reduced by SEK 0.7 million ($ 0.07 million) and other R & D cost reduction by SEK 1.5 million ($ 0.14 million). The reduction in administration expenses during 2001 from SEK
25.4 million ($ 2.4 million) to SEK 22.9 million ($2.2 million) is due to that costs in connection with the licensing of the wound-healing project was allocated to other operating expenses. Other operating income and expenses SEK 12.3 million ($1.2 million) consists of installment payments for two license agreements related to the development project for xerostomia (dry mouth) SEK 5.0 million ($ 0.5 million) and for the lump sum amount received from Molnlycke Health Care AB SEK 10.0 million ($1.0 million) reduced by royalty payments to Industrifonden SEK 1.2 million ($0.1 million) and administration costs associated with the licensing of the wound healing project of SEK 1.4 million ($0.1 million).

         Net financial items equaled SEK 1.4 million ($0.1 million) for the year ended December 31, 2001 as compared to SEK 2.7 million ($0.3 million) for the same period in 2000. Net financial items are mainly interest on the Company's cash and cash equivalents in 2001. The reason for the decrease is that a lower average balance of cash and cash equivalents was available to the Company.

         Net loss equaled SEK 25.1 million ($2.4 million) for the year 2001 as compared to a net loss of SEK 76.1 million ($7.3 million) for the year ended December 31, 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

         Net sales for the year ended December 31, 2000 equaled SEK 89.2 million ($8.5 million), an increase of 21 percent over net sales for the year ended December 31, 1999, which equaled SEK 73.6 million ($7.0 million). The increase is attributable to increased of sales of Emdogain in the U.S. market.

         Gross Profit equaled SEK 68.0 million ($6.5 million) for 2000 compared to SEK 58.1 million ($5.6 million) for the year 1999, a decrease of profit margin from 79.0% to 76.3% between the two periods. The decrease is explained by increased costs in connection with the initial manufacturing of the product EmdogainGel.

         Loss from operations equaled SEK 78.7 million ($7.5 million) for the year ended December 31, 2000 compared to an operating loss of SEK 91.8 million ($8.8 million) for the period ended December 31, 1999. The reduced loss from operations is due to the restructuring of the European marketing organization, which has produced lower selling expenses during the year while sales have increased by 21%. The increase of the administrative expenses from SEK 18.5 million ($1.8 million) to SEK 25.4 million ($2.4 million) resulted from different business development projects as well as severance pay compensation to Tomas Hammargren, the president of Biora until mid-2000. R&D costs have decreased by about 2% after deduction for depreciation of capitalized R&D.

         Net financial items equaled SEK 2.7 ($0.3 million) for the year ended December 31, 2000 as compared to SEK 5.2 million ($0.5 million) for the same period in 1999. Net financial items are mainly interest on the Company's cash and cash equivalents in 2000. The reason for the decrease is that a lower average of cash and cash equivalents were available to the Company.

         Net loss after tax equaled SEK 76.1 million ($7.3 million) for the year 2000 as compared to a net loss of SEK 86.7 million ($8.3 million) for the year ended December 31, 1999. The reasons for this improvement are described above.

5.B. LIQUIDITY AND CAPITAL RESOURCES

         The Company's financial requirements for the three years prior to the IPO in February 1997, were met primarily through funds generated by issuances of equity securities (approximately SEK 16.0 million ($1.5 million)), and convertible debt securities (approximately SEK 3.0 million ($0.3 million)) which were converted into Ordinary Shares in full in January 1996), loans from the Swedish Industrial Fund (Industri-och nyforetagarfonden) ("IF") aggregating a total of SEK 19 million ($1.8 million) and revenues relating to contract work for third parties. The Company's loan from the IF was repaid from the proceeds of the IPO. Of the approximately SEK 19 million ($1.8 million) in total equity and convertible debt financing received by the Company during the three years prior to the IPO, Euroventures Nordica provided an aggregate of SEK 11.2 million ($1.1 million) in both equity and debt financing to the Company, substantially all of which was initially funded through loans to the Company and then converted into equity or convertible debt. On September 30, 1996, outstanding loans to the Company from Euroventures Nordica in the principal amount of SEK 7,160,419 ($684,207), plus accrued interest were converted into a conditional contribution to the shareholders' equity of Biora. To the extent that the Company has funds available for dividends, and subject to approval by the general shareholders' meeting of the Company, the Company will make repayments out of such funds to Euroventures Nordica in satisfaction of its conditional contribution prior to making any dividend payments to other holders of Ordinary Shares or ADSs. The Company currently has no outstanding loans from Euroventures Nordica. The Company had SEK
51.5 million ($4.9 million) in cash and cash equivalents at December 31, 2001 compared to SEK 53.8 million ($5.1 million) at December 31, 2000.

         The Company generated negative cash flow of SEK 2.3 million ($0.2 million) during the year 2001, resulting in a decrease of cash and cash equivalents from SEK 53.8 million ($5.1 million) to SEK 51.5 million ($4.9 million). Negative operating cash flows amounted to SEK 25.5 million ($2.4 million), mainly reflecting the net loss of SEK 25.1 million ($2.4 million), net of non-cash depreciation and amortization charges of SEK 5.9 million ($0.6 million), and an increase in working capital of SEK 6.4 million ($0.6 million) principally attributable to the higher level of sales recorded at the end of 2001 as compared to the end of 2000. Negative cash flows from investing activities of SEK 1.0 million ($0.1 million), reflecting capital expenditure of SEK 2.9 million ($0.3 million) and proceeds from reimbursement of an employee loan of SEK 1.9 million ($0.2 million). Positive cash flows from financing activities of SEK 23.5 million ($2.2 million), due to the SEK 25.0 million ($2.4 million) proceeds from issuance of shares (net of related expenses paid of SEK 1.5 million ($0.1 million)), the repayment of a SEK 2.4 million ($0.2 million) bank debt and warrants premium received of SEK 0.9 million ($0.1 million).

         Biora's shareholders' equity equaled to SEK 55.9 million ($5.3 million) at December 31, 2001 as compared to SEK 50.9 million ($4.9 million) at December 31, 2000.

         Biora's capital expenditures net of proceeds from sales for the year 2001 amounted to SEK 2.9 million ($0.3 million) compared to SEK 5.5 million ($0.5 million) for the full year 2000. The reason for the low level of capital expenditure in recent years is that all major capital expenditures for the present capacity level of production, as well as the build up of sales offices, were mainly incurred in earlier years.

         Although Biora anticipates that revenue from sales of EmdogainGel and its current cash balances will be sufficient to finance the Company's operations through at least 2002, there can be no assurance that the Company will not require additional financing. However, while the Company believes that current trends in its revenues and costs support that the Company will break-even from a cash flow perspective without requiring additional financing, there can be no assurances that such trends will continue. Biora's future liquidity and capital requirements and its revenue and cost structure will depend upon numerous factors, including the extent to which EmdogainGel gains further market acceptance, the timing and cost involved in the clinical testing of and obtaining regulatory approval for its projects under development and the success of the wound healing project licensed to Molnlycke Health Care AB.

LONG-TERM FINANCIAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The Company leases certain plants and equipment in accordance with leasing contracts that expire in the year 2005. All leases are operating leases. The majority of the material leasing contracts concern the rental of offices. The office rental agreements include conditions concerning inflation index regulation of the rent and in some case regulation of the rent due to increase in direct property expenses and taxes. There are options to prolong all office rental agreements. Remaining leasing contracts concern the leasing of cars, copying machines and other office equipment. The total amounts of future minimum leasing commitments on December 31, 2001 are listed below.

                Rental of
Year             offices       Other       Total
2002               4 430       1,642       6,072
2003               4 410       1,187       5,597
2004               1 206         279       1,485
2005                 429          30         459
              ----------- ----------- -----------
Total             10 475       3,138      13,613

The Company's other commercial commitments at December 31, 2001 include:

    o The Company has entered into research and development agreements, agreements with sub-contractors and agreements concerning purchases of other services. The total amount of future expense commitments on December 31, 2001, pertaining to these agreements are SEK 6,713 thousands for 2002 and SEK 278 thousands for 2003 or in total SEK 6,991 thousands.
    o From 1989 to 1992, Astra Pharmaceuticals ("Astra" ) was a shareholder in the Company and contributed to the financing of the initial research behind and development of Emdogain. On December 31, 1992, Astra, the Company and certain of the Company's other shareholders signed an agreement under the terms of which Astra withdrew from its commitment to finance R&D for products relating to Emdogain, as well as other license agreements between the Company and Astra. As a part of the final settlement with Astra, it was agreed that, until December 31, 2009, Astra would receive a royalty of 2.5% of all commercial revenues (minus deductions for V.A.T. and customs duty) from the dental application areas of the two patents pertaining to Emdogain owned by the Company as at December 31, 1992. For 2001 the above royalty amounted to approximately SEK 2,683 thousands from the sale of Emdogain.
    o In September 1998 Biora acquired the remaining 50% of the shares in Biora SA Ltd for the price of SEK 0. Concurrently a royalty agreement with the former minority owners was signed. It was agreed that the former minority owners would receive a royalty of 15% of the invoiced sales of Biora to the new external distributor in South Africa during the years 1999-2001 and 10% royalty of these sales in the years 2002-2003. For 2001 this royalty amounted to approximately SEK 26 thousands.
    o During the year 2000 the Company acquired the rights to a patent-protected pharmaceutical project for treating dry mouth (xerostomia). In the purchase agreement the Company made a commitment to pay 3% royalty of the Net Sales Price of the products based on the acquired rights. If the sales rights of the products are licensed, the royalty commitment of the Company amounts to 3% of the Net Sales Price of the licensees. There is currently no commercially available product based on the acquired patent.
    o On September 30, 1996, Euroventures Nordica made a conditional contribution to the shareholders' equity of Biora in the amount of SEK 7,510,052 through the conversion of outstanding loans, including accrued interest, in the aggregate principal amount of SEK 7,160,419 and accrued interest of SEK 349,633. The amount of the conditional contribution was treated as unrestricted equity. The contribution was made to increase total shareholders' equity as the change in the Company's accounting policy with respect to the capitalization of costs related to the development of Emdogain decreased statutory shareholders' equity. The contribution is deemed "conditional" in that it is to be repaid to Euroventures Nordica only to the extent that the Company has sufficient unrestricted equity otherwise available for dividends, and such repayment is further subject to the approval of any repayment by the general shareholders' meeting of the Company.
    o The liabilities to credit institutions are the only interest bearing liabilities of the Company, amounting to SEK 2.4 million at December 31, 2000 and 0 on December 31, 2001. These liabilities were fully repaid in December 2001 in connection with the licensing of the wound-healing project to Molnlycke Healthcare. The SEK 2.4 million represented the first payment of the total conditional loan of SEK 15 million, granted by the Swedish Industrial Fund for the project "Emdogain for extra-oral wound healing applications". . In addition to interest (at the official Swedish discount rate plus 2.5%) the Swedish Industrial Fund is entitled to royalty based on net sales as follows:
         - 3% of the net sales from the product, from raw material, chemicals, components,etc for the product and from services related to the product.
         - 12% of all revenues from agreements concerning option to or concerning grant of license to produce or sell the product, components, chemicals etc for the product as well as services related to the product.
         - When the Company has paid royalties totaling 167% of the loan obtained from the Swedish Industrial Fund the above mentioned royalty rates shall be reduced from 3% to 0,5% and from 12% to 2.4% respectively.
         - The royalty right of the Swedish Industrial Fund expires four calendar years after the calendar year when the Company has repaid the outstanding loan including accrued interest, however, in any case not before December 30 2010.


Critical Accounting Polices

         Biora's Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Sweden (Swedish
GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). The principal differences between Swedish GAAP and U.S. GAAP are further discussed in
Note 22 to the Consolidated Financial Statements.

         The preparation of Biora's Consolidated Financial Statements requires the use of estimates, judgements and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. In accordance with the Financial Reporting Release No. 60 (FR60) recently issued by the Securities and Exchange Commission of the United States, registrants are required to provide additional disclosure of accounting principles in which estimates, judgments and assumptions are particularly sensitive and which, if actual results are different, may have a material impact on the financial statements. The accounting principles applied by Biora that are deemed to meet these criteria are discussed below:

Asset impairment

         All long-lived assets, including intangible assets, are evaluated for impairment yearly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available.

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

Accounts receivable

         Accounts receivable are reported net of reserves for doubtful accounts. Payment terms can vary depending on customary conditions for the industry in the markets where the company is active. Doubtful accounts are written off as soon as the probability of loss exceeds the probability of future payment. Receivables that are more than 12 months past due are normally fully reserved.

Pensions

           Provisions for pensions are dependent on assumptions used by actuaries in calculating such amounts. The appropriate assumptions and actuarial calculations are made separately for each population in the respective countries of Biora's operations. The assumptions include discount rates, inflation and salary growth. Actual results that differ from our assumptions are accumulated and amortized over future periods.

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

U.S. GAAP Reconciliation

         Biora prepares its Consolidated Financial Statements in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. Under U.S. GAAP, the net loss for the year ended December 31, 2001 amounted to SEK 24.1 million ($2.3 million) as compared to SEK 25.1 million ($2.4 million) under Swedish GAAP. Net loss per Ordinary Share for the year ended December 31, 2001 was SEK 1.09 ($0.10 million) under U.S. GAAP, compared with SEK 1.14 ($0.11 million) under Swedish GAAP. Shareholders equity at December 31, 2001 under U.S. GAAP was SEK 44.6 million ($4.3 million) as compared to shareholders equity of SEK 55.9 million ($5.3 million) under Swedish GAAP.

         The difference between net loss and shareholders' equity (deficit) under U.S. GAAP and Swedish GAAP results primarily from differing accounting treatments of research and development costs, the differing accounting treatments of Euroventures Nordica's capital contribution and the differing principles concerning amortization of patents. Under Swedish GAAP, the Company has capitalized certain research and development costs for Emdogain and related product approval costs incurred in 1993 and subsequent periods. For U.S. GAAP purposes, such costs are expensed as incurred. Equipment solely intended for R&D purposes is reported as tangible long-term assets. According to US GAAP R&D equipment costs with no alternative future use are expensed as incurred. See Note 22 of Notes to Consolidated Financial Statements for a reconciliation of results of operations and shareholders' equity in accordance with Swedish GAAP to results of operations and shareholders' deficit in accordance with U.S. GAAP and for a description of the differences between U.S. GAAP and Swedish GAAP that significantly affect the Company.

Recently issued accounting standards not yet adopted

         Biora has not adopted any new accounting principles for the financial year 2002 under Swedish GAAP.

Recently issued US GAAP standards, which may impact US GAAP reconciliation in future periods, are as follows:

         In June 2001, the FASB issued SFAS No. 141, Business Combinations, (SFAS No. 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption.

         The Company adopted the provisions of SFAS No. 141 as of July 1, 2001 and SFAS No. 142 is effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 but before SFAS No. 142 is effected are not amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment under SFAS no. 121 prior to the full adoption of SFAS No. 142. The Company did not complete any purchase business combinations after June 30, 2001 and prior to the adoption of SFAS No. 142, thus there was no effect on the current year financial information under US GAAP from the adoption of SFAS No. 141.

         Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life.

         SFAS No. 142 requires the Company to perform a transitional goodwill impairment evaluation to assess whether there is an indication that goodwill is impaired as of the date of adoption. The Company must identify its reporting units, as defined in SFAS No. 142 determine the carrying value and fair value of each reporting unit, and compare those values. To the extent the carrying amount of a reporting unit exceeds the fair value, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit goodwill, which is determined by allocating the fair value to all assets and liabilities in a manner similar to a purchase price allocation prescribed by SFAS No. 141, with the carrying amount of the reporting unit goodwill to determine whether any transitional impairment loss should be recognized. The Company is currently completing its determination of the effect of the adoption of SFAS No. 142.

         In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records an addition to the corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company is currently reviewing the impact of the future adoption of SFAS No.143.

         In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002 and is currently completing its determination of the effect of the adoption of the standard.

         In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

         Effective January 1, 2002, the Company adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products. EITF Issue No.01-9 codifies and reconciles the Task Force consensuses on all or specific aspects of EITF Issues No. 00-14, "Accounting for Certain Sales Incentives," No.00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentives Offers, and Offers for Free Products or Services to be Delivered in the Future," and No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" and identifies other related interpretive issues. The company does not anticipate any material reclassification or change in operating income when adopting EITF Issue No. 01-9.


5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

         For a Discussion of Research and Development See "Item 4. Business Overview - Research & Development."

         For a Discussion of Patents and Licenses See "Item 4. Business Overview - Intellectual Property."


5.D. TREND INFORMATION

         For a discussion of trend information see "Item 5. Operating and Financial Review and Prospects - Operating Results."


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

         Under the Swedish Companies Act (aktiebolagslagen), the Board of Directors of the Company (the "Board of Directors" or "Board") has ultimate responsibility for the organization of the Company and the management of the Company's affairs. The Company's Articles of Association provide for a Board of Directors elected by its shareholders of not fewer than five nor more than nine directors and not fewer than one nor more than three deputy directors. In addition, pursuant to the Swedish 1987 Act on Board Representation for Employees in Private Employment (lagen om styrelserepresentation for de privatanstallda), the employees of the Company, under certain conditions, may be represented on the Board. Under Swedish law, the President and at least half of the Board members must be resident in an EEA (European Economic Area) country unless the Swedish government or an authority appointed by the Swedish government grants an exemption. All directors (except directors elected by the employees, if any) are elected by resolution of a general meeting of shareholders. The term of office of a director (except directors elected by the employees, if any, whose term of office must not be more than four fiscal years) is one year, but a director may serve any number of consecutive terms. Directors may be removed from office by a general meeting of shareholders at any time, and vacancies on the Board, except when filled by a deputy director, may only be filled by shareholder resolution. Each year, one director is elected Chairman of the Board by resolution of the Board at the first meeting of the Board following its appointment.

Directors and Executive Officers

         As of May 31, 2002, the directors and executive officers of the Company are as follows:

Name                            Age            Position

Per Wahlstrom                   55             Chairman of the Board of Directors
Nils Bohlin                     50             Director
Per Lojdquist                   53             Director
Lars Spongberg                  56             Director
Lars Inglemark                  53             Director
Christer Testen                 59             Director
Jan Kvarnstrom                  54             Director
Lennart Jacobsson               46             Deputy Director

Donna Janson                    48             President and Chief Executive Officer
Dr. Stina Gestrelius            53             Vice President, Research and Development
Dr. Lars Heijl                  57             Vice President, Medical Director
Christer Tingnell               37             Director of Marketing
Tommie Johansson                50             Vice President, Investor Relations and
                                               Corporate Communications
Kerstin Palsson                 44             Chief Financial Officer


         Per Wahlstrom has served as the Chairman of the Board of Directors of Biora since 1994 and as a Director since 1987. From 1986 through June 30, 1998, Mr. Wahlstrom has served as the Managing Director and Chairman of the Board of Euroventures Management AB, an investment advisor for various venture capital funds with over SEK 1,200 million under management. Prior thereto, Mr. Wahlstrom was the Managing Director of six regional venture capital companies within the Swedish Industry Establishing Company (Svetab) group from 1982 through 1985. From 1980 to 1982, Mr. Wahlstrom served as the Managing Director of Svetab Ost, a regional venture capital company belonging to the Svetab group. Mr. Wahlstrom is the Chairman of the Board of Primus AB, and a board member of Studsvik AB and Volvo Technolgy Transfer AB, among others.

         Nils Bohlin has been a member of Biora's Board of Directors since January 2002. He is Executive Vice President at Arthur D. Little (ADL) where he is involved on a global basis within the Health Care sector focusing on strategies and organization. Nils Bohlin leads ADL's global biotechnology initiative, which consists of a network of consultants in the area of Life Science.

         Per Lojdquist has served as a Director of Biora since 1997. Mr. Lojdquist is a member of the Group Executive Committee of AB Volvo and has been the Head of Corporate Communication and Investor Relations of AB Volvo since 1997. Prior to that he had a number of senior management positions within AB Volvo.

         Lars Spongberg has been a member of the Board since January 2002. He is a partner at Nordic Capital and is a board member of Allgons AB, Munthers AB, Addtech AB, Skyways Holding AB, Gyros AB, Aero Crine AB as well as in several Nordic Capital portfolio managers.

         Lars Ingelmark is a Board member since 1999. He holds a graduate in medicine and had from 1974 to 1984 several marketing and sales positions in Ciba Geigy Pharmaceuticals, and was Head of the Pharmaceutical Division 1983-84. From 1985 to 1986 he was CEO of Janssen Pharma in Sweden and Norway. During 1987 and 1998 he held several positions in the Management Group of Kabi, Kabi-Pharmacia and Pharmacia & Upjohn, such as deputy CEO, Head of Pharmaceutical Division, Responsible for the Asian region and Senior Vice President, Corporate Projects. Since 1998 he is Head of AP Life Science Ventures at Swedish National Pensions Insurance Fund, 6th Fund Board. He currently participates on several boards, Karo Bio AB, Capio AB, Molnlycke Health Care AB, Nycomed A/S, and A. Carlsson Research AB.

         Christer Testen has served as a member of the Board since May 2001. Christer Testen has extensive experience of the pharmaceutical industry, most recently as head of Astra Australia (1995 - 1999). Between 1976 and 1994, he held several senior positions in marketing, strategic planning and licensing within the Astra Group. Christer Testen is also Chairman of the Board of Arexis AB and Berzelius Science Park AB.

         Jan Kvarnstrom has been a member of the Board since January, 2002. He is Chairman of the Board of Castellum AB. He is also a member of the boards of Swedecarrier AB, Posten AB, Nobel Biocare AB, Geveke B.V. and Doxa Certex AB among others. Jan Kvarnstrom was previously CEO of Securum and Esselte.

         Lennart Jacobsson has served as a Deputy Director of Biora since 1987. Since 1986, Mr. Jacobsson has served as the Investment Manager of Euroventures Management AB. Mr. Jacobsson has also been the Managing Director of Swedestart AB since 1995. Prior thereto, Mr. Jacobsson was the Investment Manager of Svetab Ost from 1983 to 1985, and in 1983 was head of the accounting department of Stockholms Badhus. He is also a board member of several other companies including Chairman of the Board of Multichannel Instrument AB.

         Donna Janson has held the office of President and Chief Executive Officer of Biora since January 2002. She began her tenure with the Company in 1996 as President of Biora, Inc. Biora's Sales and Marketing organization in the United States. Prior to her employment at Biora, Donna Janson was Vice President of Marketing in the US for Nobel Biocare, and Director of Sales at Nobelpharma Canada Inc.

         Stina Gestrelius has served as the Vice President and Director of Research & Development of Biora since 1990, as the Head of Research & Development and Production from 1988, as well as a Deputy Director of Biora from 1988 through 1997. From 1983 to 1988, Dr. Gestrelius was the Section Head of Peptide Synthesis Research at Ferring Pharmaceuticals in Malmo, Sweden, and from 1977 to 1982 was the Section Head of Enzyme Immobilization R&D at Novo Nordisk A/S in Copenhagen, Denmark. Dr. Gestrelius holds a Master of Sciences in Chemical Engineering as well as a Ph.D. in Biochemistry from the University of Lund. Dr. Gestrelius received the Gosta Virding Award for Entrepreneur of the Year in 1995 relating to her work at Biora with Emdogain. Dr. Gestrelius has also served as a member of the Board of COB since 1993.

         Lars Heijl has served as the Vice President and Medical Director of Biora since 1996. Dr. Heijl has also acted as a Dental Consultant at Astra Pain Control AB since April 1996. Prior thereto, Dr. Heijl served as a Project Leader at Astra Pain Control AB from 1990 through 1996. From 1986 to 1989, Dr. Heijl served as Associate Director of Toxicology at Astra Hassle AB. Prior to 1986, Dr. Heijl also held appointments as an Associate Professor in the School of Dental Hygiene and the Department of Periodontology at the University of Gothenburg in Sweden and was an instructor in periodontology from 1975 to 1976 with the Department of General Dentistry at the Eastman Dental Center in Rochester. Dr. Heijl received his D.D.S. from the University of Gothenburg, his M.Sc. in Dental Research from the University of Rochester and his Ph.D. in Odontology from the University of Gothenburg.

         Tommie Johansson has served as Vice President Investor Relations and Corporate Communication at Biora since November 2000. He has been active for more than 20 years in the pharmaceutical industry. During 1997-1998 he served as Director Investor Relations at Pharmacia&Upjohn and during 1998-2000 he served as Global Brand Director at AstraZeneca.

         Christer Tingnell has been Director of Marketing since January 2002 and he has held the position of Global Brand Director since May 2001. He has held various marketing- and sales positions in the Swedish and international pharmaceutical business for more than 10 years.

         Kerstin Palsson has been CFO since January 2002 and has previously served as Group Controller since March 1997. Prior thereto, Ms Palsson served as Public Accountant with the BDO audit group from 1980 and as a Chartered Public Accountant from 1986 until 1997 with the same company.

Other Key Personnel

     Name                        Age      Position

     Christopher Pallotti        43       President, Biora Inc., USA
     Vartan Gianighian           55       President, Biora S.r.l, Italy
     Ann-Christin Johansson      45       Quality Assurance Manager, Biora AB
     Wolfgang Muller             37       General Manager, Germany and Austria

         Christoper Pallotto is a licensed dentist and since 1998 he has been responsible for Biora, Inc's sales organization. He has worked in the dental industry since 1989 and started working at Biora, Inc. in 1997. Before Christopher Pallotto joined Biora he held various sales management positions at Nobel Biocare's subsidiary in the U.S. Prior to that he worked as a dentist for five years.

         Vartan Gianighian has served as the President of Biora S.r.l., Italy since April 1997. Prior thereto, Mr. Gianighian was the Managing Director of Amgen in Italy from 1996 to 1997. From 1991 to 1995 he was the Executive Vice President of Pharmacia's Pharmaceutical Products Division and from 1989 to 1990 the Director of the Pharmaceutical Division of Formenti, a family owned Italian company.

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

6.B. COMPENSATION

         The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and officers of Biora as a group for the year ended December 31, 2001:

                                                                Salaries,               Pension,
                                                             Director's Fees           Retirement
                                                               Commissions             and Similar
                                                               and Bonuses              Benefits
                                                           --------------------   --------------------
                                                             SEK in thousands       SEK in thousands

All non-executive directors as a group (8 persons)                1,520                     0

All executive officers as a group (8 persons)                     7,949                   2,618
                                                              ============           =============
         Total                                                    9,469                   2,618


         In 2001, the Chairman of the Board of Directors received a fee of SEK 150,000, and the non-executive Directors received a fee of SEK 100,000, and the Deputy Director a fee of SEK 50,000. In addition to the ordinary fee three Board members have received a remuneration for their services as members of the Audit Committee of Biora as follows: Svein G. Eskedal SEK 40,000, Per Lojdquist-SEK 25,000 and Christer Testen SEK 25,000. Additionally, Eskedal Consult A/S has received SEK 730,000 for consultancy assignments.

         The salary expenses for Rickard Soderberg, President of Biora during 2001, amounted to SEK 2,059,000. In addition he received pension benefits paid by Biora in accordance with an individual plan prepared by Forsakringsbolaget Skandia, for which the Company expensed SEK 455,000. In accordance with the contract, Mr. Soderberg was entitled to a 6-month mutual period of notice. In addition he was entitled to a severance pay equal to 18 months salary.

         According to the employment agreement, which is limited to 3 years, Donna Janson, President of Biora as from January 1, 2002 is entitled to an annual salary, including social security expenses, of approximately $300,000. In addition, she is eligible to an annual bonus amounting to a maximum of 25% of her annual salary. She is also entitled to pension benefits for which the Company will pay approximately $6,000 annually. The Company may terminate her position by giving a minimum of six months and a maximum of twelve months notice beginning no earlier than January 1, 2003. She is also entitled to severance pay equal to one years salary, which may also be paid in the case of a change in the control of Biora. Ms Janson is entitled to purchase 150,000 warrants according to the program approved on June 1, 2001. She is also entitled to a furnished apartment supplied by Biora in Sweden.

         The salary expensed for Anders Agering, Executive Vice President of Biora during 2001, amounted to SEK 964,000. In addition he received pension benefits paid by Biora in accordance with an individual plan prepared by SPP Liv, for which the Company expensed SEK 297,000. In accordance with the employment contract, Anders Agering was entitled to severance pay equal to 18 months salary. Other senior executives employed by the Biora AB are also entitled to a severance pay not exceeding 18 months salary. Future pension benefits are based on individual plans.

Management Employment Agreements

         The Company has entered into employment agreements with each of Mrs. Janson, Dr. Gestrelius, Dr. Heijl, Mr. Johansson, Mr. Tingnell and
Mrs. Palsson. These agreements are continuously in force until terminated by (i) the individual party thereto, at which point the individual would be required to remain employed as an officer of the Company for a period ranging from three to six months, or (ii) the Company, at which point the individual would be permitted to remain employed as an officer of the Company for a period ranging from 6 to 18 months. Among other items, these agreements contain non-compete and confidentiality provisions. According to the terms of the non-compete clause, such officers agreed not to conduct any business directly competing with the Company's during the term of the employment agreement (with the exception of Dr. Heijl and Mrs. Palsson) and for an additional year thereafter without the Company's prior written consent.

Key Employee Incentive Plan

Warrant Program 2001

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

         All issued warrants expired unexercised on January 31, 2001.

Warrant Program 2002

         At a meeting on April 23, 1998, the Company's shareholders approved the issuance of an aggregate of SEK 50,000 principal amount of subordinated debentures with 200,000 accompanying warrants to Biora Option AB (the "Warrant Program"), a wholly-owned subsidiary of Biora, at a premium which reflects the value of the accompanying warrants. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which will reflect the fair market value of the warrant to certain employees of Biora and its subsidiaries (who are determined by the Company's Board of Directors) (the "Participants") to provide them with appropriate incentives to encourage them to continue in the employ of Biora and to acquire a proprietary interest in the long-term success of Biora. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 130.00. Under Swedish law a corporation cannot issue warrants separately from debentures, but accompanying warrants may be detached from the debentures. The principal amount of the debentures issued were de minimis in comparison to the estimated value of the attached warrants. Of the 200,000 warrants issued to Biora Option AB, 89,250 have been subscribed for by 59 employees. All employees in the group, that did not previously hold any options or warrants in the Company were invited to participate in the warrant program. The warrants were exercisable for Ordinary Shares at any time during May 2002 but none were exercised.

Warrant Program 2004

On June 12th, 2001, the Company's Board of Directors acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of SEK 100,000 principal amount of subordinated debentures with 800,000 accompanying warrants to Biora Option AB. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which reflects the premium to employees of the Company to provide them with appropriate incentives to encourage them to continue in the employ of the Company and to acquire a proprietary interest in the long-term success of Biora. Accordingly the employees were required to purchase the warrants at their fair value at the grant date using the Black-Sholes valuation model. Employees of the Company have subscribed for 255,500 warrants of this program. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 17.00. The warrants are exercisable for Ordinary Shares from October 1, 2003 to September 30, 2004. If all of these warrants are fully exercised the total number of shares outstanding will increase to 24,009,300. As per December 31, 2001, the employees of the Company had subscribed for 255,500 warrants. Accordingly SEK 920,000 have been accounted for as Consolidated restricted equity.


6.C. Board practice

Audit Committee

         The Company's audit committee consists of three (3) directors who are not officers or employees of the Company (Per Lojdquist, Lars Spongberg and Christer Testen) and generally advises the Company's board of directors in matters relating to the adequacy of the Company's financial reporting and internal controls, reviews the Company's financial statements and other financial information (including information filed with or furnished to the United States Securities and Exchange Commission), consults with and reviews the compensation of the Company's independent auditors and reviews and proposes changes to the Company's accounting and financial reporting policies.


6.D. EMPLOYEES

As of December 31, 2001, the Company had 83 full-time employees, including ten in administration and finance, 53 in marketing and sales, ten in research and development and ten in manufacturing and quality assurance. As is standard in Sweden, many of the Company's employees are members of trade unions. The significant majority of Biora's employees in Sweden is party to or effected by collective bargaining agreements. Biora pays certain health and welfare charges, known as social costs, for its employees. The Company has never experienced a work stoppage and believes its employee relations to be good.

         The Company's future success will depend on its ability to attract, train, retain and motivate highly qualified employees. The Company is particularly reliant for its continued success on the services of several key employees.


6.E. SHARE OWNERSHIP

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


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

         The Company has been informed that The Swedish 6th Pension Fund owns 20.0 percent and Euroventures Nordica owns 6.1 percent of the outstanding Ordinary Shares. The Company does not believe that it is directly or indirectly controlled by the Swedish 6th Pension Fund, Euroventures Nordica or by any other corporation or by any foreign government as of March 1, 2002.

         The following table sets forth certain information regarding the beneficial ownership of the Ordinary Shares known by the Company as of March 1, 2002. The Company believes, based on information furnished by such owners, that, except as otherwise indicated, the owners listed below have sole investment and voting power with respect to such shares.

                                                Number of
                                                Ordinary Shares   Percent
                                                Owned             of Class
                                                ---------------   --------

Principal Shareholders/ Investment holders:

Swedish 6th Pension Fund                         4,715,940           20.0
Euroventures BV(a)                               1,451,919            6.1
RBSI Custody Bank                                1,072,721            4.5
Lars Hammarstrom and family                        815,900            3.8
Christiania Bank of Kreditkasse                    732,543            3.0
Bank of New York (as ADR Depositary)               507,758            2.4
Pensionskassan for Verksteds                       300,000            1.3
Holdingselskapet af 14.1 1944                      275,000            1.2
Haandvaerkerbanken                                 264,140            1.1
Reabourne Melin Life Science                       250,000            1.1

All directors and officers as
a group (thirteen persons)                          96,700(b)         0.4

    (a)Euroventures Nordica is a venture capital fund managed by Quintus Management Ltd. ("Quintus") The board of management of Euroventures Nordica has the power to vote and dispose of the 1,451,919 Ordinary Shares held by Euroventures Nordica. On May 16th 2001, the investment fund Euroventures Nordica I BV made a distribution in kind to its shareholders of all the fund's shares in Biora. The shareholders of Euroventures Nordica I BV are Carlsberg, Christiania Bank, Den Danske Bank, Norsk Hydro, Nokia, Fortum Oil, Storebrand, Euroventures BV and Skytrack Investment.

    (b) Includes (i) 63,400 Ordinary Shares held by Stina Gestrelius (ii) 20,000 Ordinary Shares beneficially held by Vartan Ghianighian (iii) 9,600 shares held by Christer Tingnell (iv) 500 shares held by Kerstin Palsson and 3,200 Ordinary Shares held by other Board of Directors or Biora Senior Management

    The Company does not know of any arrangements that might result in a change of control.

    As of March 1, 2002, the Company had 23,753,800 Ordinary Shares outstanding.


7.B. RELATED PARTY TRANSACTIONS

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

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.


ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The information called for by this item commences on page F-1.

8.A. 7. Legal Proceedings

From time to time, the Company may become involved in legal proceedings arising out of the ordinary course of its business. The Company is not aware of any pending or threatened legal proceedings to which the Company is a party.

8.B. SIGNIFICANT CHANGES

Not applicable.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

         The principal trading market for Biora's Ordinary Shares is the O-list of the Stockholm Stock Exchange. Biora shares were also listed on the US Nasdaq National Market where two shares were represented by one American Depositary Share (ADS) under the symbol "BIORY". Biora delisted its ADSs from Nasdaq Exchange on January 31st 2002, and since February 1st, the ADRs are quoted on the Over-the-Counter Market. The bid and asking prices on this market are published and distributed by Pink Sheet LLC. The principal reason for voluntarily delisting from the Nasdaq National Market was that the Company did not comply with Nasdaq's new quantitative listing standards for minimum equity requirements, which became effective June 29, 2002. Biora is a registrant under the US Securities Exchange Act of 1934. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by The Bank of New York, as depositary.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

Trading on the Stockholm Stock Exchange

         Shares traded on the Stockholm Stock Exchange (the "SSE") comprise shares quoted on three different lists; the "A-list," the "OTC-list" and the "O-list," the latter being primarily intended for smaller companies, companies with a short track record and companies wishing to be listed on the A-list in the future, but which temporarily do not satisfy the requirements for such listing. Biora's Ordinary Shares are listed on the O-list. The requirements for a listing on the O-list, are, inter alia, at least 300 shareholders, each of whom holds shares of a value not less than one round lot (approximately SEK 9,000) and an ownership structure under which at least ten percent of the shares and voting rights of the company are held by the general public.

         Trading on the SSE is conducted on behalf of clients by banks and brokers. While banks and brokers are permitted to act as principal in trading both on and off the SSE, they generally engage in transactions as agent. There are no market maker or specialist systems on the SSE.

         Trading on the SSE begins each morning at 9:30 a.m. (Stockholm time) at an opening price determined by the Stockholm Automated Exchange System ("SAX"), a computerized order-matching system, based on orders entered by SSE members, and continues at prices based on market demand until 5.30 p.m. (Stockholm time). Buy and sell orders are registered on the system in round lots, typically of 100, 200 or 500 shares, and odd lots are matched separately at the last price for round lots.

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

                                                                    Price Per Ordinary Share
--------------------------------------------------------------------------------------------------------------------
                                                                                                     Quarter's
                                                                    High             Low             Close
--------------------------------------------------------------------------------------------------------------------

Calendar Period                                                     SEK
--------------------------------------------------------------------------------------------------------------------
1997

First Quarter (from February 10, 1997)                              91.0             66.0            79.5

Second Quarter                                                      79.5             67.5            72.0

Third Quarter                                                       76.0             63.0            71.0

Fourth Quarter                                                      85.0             67.0            82.0

1998

First Quarter                                                       106.0            74.0            102.0

Second Quarter                                                      145.0            99.0            105.0

Third Quarter                                                       119.0            70.0            80.0

Fourth Quarter                                                      76.0             46.0            54.5

1999

First Quarter                                                       69.5             48.0            57.5

Second Quarter                                                      58.0             48.5            51.5

Third Quarter                                                       50.0             25.1            41.5

Fourth Quarter                                                      48.0             29.1            43.4

2000

First Quarter                                                       86.0             35.0            67.0

Second Quarter                                                      69               30.5            31.5

Third Quarter                                                       36               19.5            25.7

Fourth Quarter                                                      28               7               8.15

2001
First Quarter                                                       30               8               12.3

Second Quarter                                                      18.4             8.5             14.2

Third Quarter                                                       15.8             9.7             8.50

Fourth Quarter                                                      13.9             7.4             12.2

2002
First Quarter                                                       14.3             11.1            13.9


High/Low share price per months                                     High             Low             Month's Close
--------------------------------------------------------------------------------------------------------------------
Dec 2001                                                            13.9             9.6             12.2

Jan 2002                                                            13.6             11.4            11.9

Feb 2002                                                            12.9             11.2            11.8

March 2002                                                          14.3             11.1            13.9

April 2002                                                          15.2             11.4            14.2

May 2002                                                            15.2             13.5            13.7


         The average daily volumes of Ordinary Shares traded in the SSE from January 1, 2001 through April 2002 were 138,369 based on total turnover statistics (supplied by the Stockholm Stock Exchange).

Trading on the Nasdaq National Market/Over the Counter ("OTC") Market

         The table below sets forth for the periods indicated the high and low sales prices quoted for the ADSs on the Nasdaq National Market from February 1999 to January 31, 2002 and on the OTC Market from February 1, 2002:

--------------------------------------------------------------------------------------------------------------------
                                                                 Price Per ADS
--------------------------------------------------------------------------------------------------------------------
                                                                                                    Quarter's
                                                                 High             Low               Close
--------------------------------------------------------------------------------------------------------------------
                                                                 US$
--------------------------------------------------------------------------------------------------------------------

Calendar Period

1997

First Quarter (from February 4, 1997)                            22.875           17.750            20.000

Second Quarter                                                   20.875           17.750            17.875

Third Quarter                                                    19.000           16.250            18.750

Fourth Quarter                                                   21.750           18.375            20.750

1998

First Quarter                                                    26.500           18.375            25.000

Second Quarter                                                   36.125           24.750            26.250

Third Quarter                                                    30.625           17.250            20.875

Fourth Quarter                                                   20.250           10.625            13.000

1999

First Quarter                                                    19.000           11.500            13.130

Second Quarter                                                   14.00             7.88              8.00

Third Quarter                                                    12.13             6.5              10.00

Fourth Quarter                                                   11.75             7.00              9.00

2000

First Quarter                                                    36.42             7.63             14.75

Second Quarter                                                   16.00             7.00              7.00

Third Quarter                                                     8.75             3.88              5.00

Fourth Quarter                                                    5.75             1.31              1.44

2001
First Quarter                                                     7.75             1.50              2.19

Second Quarter                                                    3.45             1.80              2.75

Third Quarter                                                    3.37             1.25              1.45

Fourth Quarter                                                   2.87             1.25              2.12

2002
First Quarter (NASDAQ/OTC Market)                                2.74             2.05              2.70


High/Low share price per months                                  High            Low                Month's Close
--------------------------------------------------------------------------------------------------------------------
Dec 2001                                                         2.87            1.70               2.12

Jan 2002                                                         2.70            2.05               2.15

Feb 2002                                                         2.41            2.16               2.27

March 2002                                                       2.74            2.19               2.70

April 2002                                                       2.93            2.36               2.78

May 2002                                                         2.95            2.69               2.81
--------------------------------------------------------------------------------------------------------------------

         The average daily volumes of ADS from January 1, 2001 to December 31, 2001 was 5,661. No information regarding trading volumes after de-listing the Biora ADRs from Nasdaq on January 31st, 2002 is available. The Depositary for the Company's ADSs has advised the Company that as of April, 2002, there were 244,437 ADRs . Additionally, the Depositary has advised the Company that as of April 30, 2002, there were 17 holders of record. A significant number of the ADSs are held of record by broker nominees. The number of beneficial owners is unknown, but is considered to be materially higher than the 17 record holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 2.1 percent of the Company's outstanding Ordinary Shares.


ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

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

         Biora Articles of Association do not have any provisions relating to voting by directors where there is a potential conflict of interest, and there is no requirement that individuals disclose their percentage ownership of Biora owning stock once they reach a percentage. All votes affecting the rights of shareholders, including the creation of new classes of stock, is by majority vote.

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

10.C. Material contracts

Not applicable.


10.D. Exchange controls

There are no Swedish governmental laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends or other payments to non-residents of Sweden who hold Biorashares. In addition, since January 1, 1993, there have been no limitations imposed by Swedish law or Biora's Articles of Association on the right of non-residents of Sweden or non-citizens of Sweden to hold or vote Biora shares.


10.E. Taxation

         The following general discussion sets forth certain Swedish and United States federal income tax consequences that are applicable to U.S. Holders (as defined below ) of ADSs or Ordinary Shares who hold such ADSs or Ordinary Shares as "capital assets" within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code"). For purposes of this discussion, a "U.S. Holder" is a beneficial owner of ADSs or Ordinary Shares that is for U.S. federal income tax purposes (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. This discussion does not consider all aspects of United States federal income taxation that may be relevant to a particular U.S. Holder based on its particular circumstances, such as holders that are subject to special treatment (e.g., partnerships, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, expatriates, tax-exempt investors, holders whose functional currency is not the U.S. dollar, holders holding ADSs or Ordinary Shares as part of a straddle, hedge, conversion transaction or other integrated transaction or holders owning directly or by attribution 10 percent or more of the Ordinary Shares), nor does it address alternative minimum taxes, United States federal estate or gift taxation or state, local or tax laws of a country other than the United States or Sweden.

         The statements of Swedish and United States federal income tax laws set forth below are based on the laws in force as of the date of this Annual Report, including the Code and the conventions between the government of Sweden and the government of the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (the "Income Tax Treaty") and with respect taxes on estates, inheritance and gifts (the "Estate Tax Treaty"), and may be subject to subsequent changes in U.S. or Swedish law or either of the conventions. In addition, the following discussion assumes that the Depositary will perform its obligations in accordance with the terms of the Deposit Agreement and any related agreements.

         In general, for purposes of the Code, the Income Tax Treaty and the Estate Tax Treaty, a U.S. Holder of ADSs will be treated as the owner of the Ordinary Shares represented by those ADSs.

         The tax treatment of each U.S. Holder of ADSs depends in part on such persons' specific situation. Particular tax consequences which are not set forth below may arise for certain categories of subjects. Each U.S. Holder of ADSs should consult a tax advisor for information on the particular tax consequences that may be relevant to such person, including applicability and effect of foreign income tax rules, the provision of double taxation treaties and other rules in general.

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


Passive Foreign Investment Company Considerations

         For United States federal income tax purposes, the Company will be considered a "passive foreign investment company" (a "PFIC") beginning in any taxable year in which either (i) 75 percent or more of the Company's gross income is passive income or (ii) the average value of the Company's "passive assets" (generally assets that produce passive income or are held for the production of passive income) is 50 percent or more of the average value of all of the Company's assets for such year. For this purpose, passive income includes dividends, interest, certain royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income.

         Based on the Company's current and projected income, assets and activities, the Company believes that it will not be classified as a PFIC for its taxable year ending December 31, 2001 or any subsequent taxable year. However, there can be no assurances that the Company will not in fact be considered a PFIC for its taxable year ending December 31, 2001 or any subsequent taxable year because (i) the determination of whether or not the Company is a PFIC will be based on the composition of the income and assets of the Company and can be definitively made only after the end of each taxable year, and (ii) the application of the relevant rules is not entirely clear in all respects.

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


Information Reporting and Backup Withholding

         Dividend payments in respect of the Ordinary Shares or ADSs and payments from the sale of Ordinary Shares may be subject to information reporting to the United States Internal Revenue Service and possibly United States backup withholding tax at a 30% rate for payments made in 2002 and 2003 (which rate will gradually be reduced to 28% effective 2006 and then return to 31% effective 2011). Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification).


10.G. Statement by experts

Not applicable.

10.H. Documents on Display

Documents made public by the Company are available for inspection at the registered office of the Company at SE 205 12, Malmo, Sweden during normal business hours.

10.I. Subsidiary information

                                                                          percent holding

Bioventures B.V.,                          Amsterdam, Netherlands               100%

Biora Benelux Dental Products B.V.         Amsterdam, Netherlands               100%

Biora GmbH                                 Bad Homburg, Germany                 100%

Biora S.A.                                 Johannesburg, South Africa           100%

Biora, Inc.                                Chicago, IL, U.S.A.                  100%

Biora S.r.l.                               Milano, Italy                        100%

Biora Limited                              London, United Kingdom               100%

Biora AG                                   Zurich, Switzerland                  100%

Biora Option AB                            Malmo, Sweden                        100%

Biora BioEx AB                             Malmo, Sweden                        100%


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Major Risks

Impact of Currency Fluctuations and Inflation

         The Company expects to have significant export sales from Sweden that are invoiced in currencies other than the Swedish krona. Also, the Company will incur a significant portion of its expenses in kronor. Accordingly, the Company's results of operations, expressed in kronor, may be adversely affected by the fluctuations in the exchange rates between the krona and any other currencies in which the Company invoices.

         At December 31, 2001, the krona was about eleven percent lower against the U.S. dollar than on December 31, 2000 and the average rate for 2001 was about 13 percent lower than in 2000. At December 31 2001, the krona was about six percent lower against the Euro than on December 31, 2000 and the average rate for 2001 was about nine percent lower than in 2000.

         Approximately 95% of sales were invoiced in another currency than SEK and approximately 55% of total costs were in an other currency than SEK. Sales increase during 2001 was 24%. Excluding effects of changes in exchange rates sales increased by 12%. Loss from operations was reduced with 66% during 2001. Excluding effects of changes in exchange rates loss from operations was reduced by 63%.

         The effects of inflation on Biora's results of operations have not been significant. However, inflation in Sweden may have a negative effect on the profitability of contracts under which the Company is to receive payments in dollars or other non-Swedish currencies, unless such inflation is offset by a depreciation of the krona against such currencies. During the last couple of years the inflation has been reduced in Europe in general. The inflation rate in Sweden for the year ending December 31, 2001 was approximately 3 percent.

         To compensate for changes in the relative value of the krona compared to other currencies in which the Company does business, the Company has entered into forward currency exchange contracts with respect to receivables denominated in non-Swedish currencies There can be no assurance, however, that any such future activities undertaken by the Company will eliminate the potential negative financial impact of currency fluctuations.

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

         The Company does not have any significant exposure to fluctuations in interest rates because of the low levels of marketable securities and there are no debts on the Company's balance sheet at December 31, 2001. The Company does not undertake any specific actions to cover its exposure to interest rate risk and the Company is not party to any interest rate risk management transactions.

Economic and Monetary Union

         On January 1, 1999 a single European currency, the Euro, was introduced. While currently Sweden was not in the first group of countries initially adopting the Euro, the Company is unable to predict the nature or extent of the impact that the adoption of the Euro by other member states of the European Union may have on the Company. So far there have been no noticeable effects. A few months after the introduction of the Euro the Swedish currency has strengthened approximately ten percent compared to the exchange rate as of January 1, 1999. In the beginning of 2000 the Swedish currency continued to strengthen against the Euro and from mid year weakened again. In 2001 the Kronor began to weaken against the Euro.


Sensitivity of market risks and disclosures about model and its limitations

         The following table provides information about the Company's derivative financial instruments and related balance sheet items by foreign currency and presents such information in Swedish kronor equivalents. The table summarizes information on instruments and related underlying transactions, including forecasted transactions, that are sensitive to foreign currency exchange rates, including foreign currency forward exchange contracts, inter-company borrowings and nonfunctional foreign currency denominated receivables and payables. The net amount that is exposed to changes on foreign currency rates then is subjected to a specific change in the value of the foreign currency versus Swedish kronor calculated over a period not exceeding the average expected maturity of the related foreign exchange contract. This selected change in the value of foreign currencies is expected to reflect reasonably possible near term changes in the foreign currencies' exchange rates. If the actual change in the value of foreign currencies is substantially different than expected, the net impact of foreign currency exchange rate risk on the Company's earnings may be materially different than that disclosed below. If the amounts of the actual nonfunctional foreign currency denominated forecasted transactions is materially different than that estimated by the Company, the net impact of the foreign currency exchange rate risk on the Company's earnings may be different than that disclosed. Table I presents the impact on the Company's earnings of a 10% appreciation and a 10% depreciation of the Swedish kronor against the indicated foreign currencies.

                                              At December 31, 2001

                      Swedish kroner      Net underlying       Net Exposure    Foreign            Foreign
                      Value of Net        Foreign currency     Currency        Exchange(Loss)/    Exchange (Loss)/
                      Foreign exchange    Transaction          Position        Gain from          Gain from
                      Assets (Liability)  Exposure                             Depreciation       Appreciation
                      Contracts                                                Swedish kroner     Swedish kroner
                                          ---------------------
                                           SEK in millions
Currency
U.S. Dollar.........        (15.0)               11.8             (3.2)             (0.3)               0.3

Euro................         (4.3)                3.8             (0.5)             (0.1)               0.1

Pound Sterling......          0                   0.7              0.7               0.1               (0.1)

Swiss Francs........          0                   0.3              0.3               0.0               (0.0)

Japanese yen........         (2.8)                0               (2.8)             (0.3)               0.3

Total...............        (22.1)               16.6             (5.5)             (0.6)               0.6



ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable


ITEM 13. DEFAULTS, DVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable


ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable



ITEM 15. (RESERVED)



ITEM 16. (RESERVED)



                                 SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Malmo, Sweden.


Dated:  June 27, 2002                    BIORA AB


                                         By:  /s/ Kerstin Palsson
                                              ------------------------------
                                              Name:   Kerstin Palsson
                                              Title:  Chief Financial Officer

                         Biora AB and Subsidiaries

                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of BIORA AB


We have audited the accompanying consolidated balance sheets of Biora AB and its subsidiaries as of December 31, 1999, 2000 and 2001 and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Biora AB and its subsidiaries at December 31, 1999, 2000 and 2001, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with generally accepted accounting principles in Sweden.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for warrant premiums received.

Generally accepted accounting principles in Sweden vary in some respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2001 and shareholders' equity as at December 31, 1999, 2000 and, 2001 to the extent summarized in Note 22 to the consolidated financial statements.

Malmo, Sweden

March 18, 2002


/s/ Alf Svensson
-------------------------
Alf Svensson
Authorized Public Accountant
KPMG Bohlins AB
Member of KPMG International


CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                      Year Ended December 31,
                                                                        ----------------------------------------------------
                                                                               1999         2000        2001           2001
                                                                        ----------------------------------------------------
                                                                                SEK          SEK         SEK    U.S. Dollars
                                                                                                                    (Note 1)
                                                                              (In thousands except per share amounts)
                                                                                                                 (Unaudited)
Net sales                                                                    73,556       89,160     110,677         10,584
Cost of goods sold                                 Note 5                   -15,470      -21,148     -22,797         -2,180
                                                                        ----------------------------------------------------
Gross profit                                                                 58,086       68,012      87,880          8,404

Selling expenses                                   Note 5                   -90,783      -78,387     -76,998         -7,363
Administrative expenses                            Note 5                   -18,505      -25,437     -22,880         -2,188
Research and development costs                     Note 4,5                 -41,597      -42,789     -26,787         -2,562
Other operating income                             Note 6                     4,001          643      16,049          1,535
Other operating expenses                           Note 6                    -3,007         -753      -3,728           -357
                                                                        ----------------------------------------------------
Loss from operations                               Note 2,3                 -91,805      -78,711     -26,464         -2,531

Interest income and similar profit/loss items                                 5,231        3,095       1,630            156
Interest expense and similar profit/loss items                                  -11         -365        -227            -22
                                                                        ----------------------------------------------------
Loss before income taxes                                                    -86,585      -75,981     -25,061         -2,397

Income taxes                                       Note 7                      -154         -168         -34             -3
                                                                        ----------------------------------------------------
Net loss                                                                    -86,739      -76,149     -25,095         -2,400
                                                                        ====================================================

Net loss per Ordinary Share                        Note 1                     -4.09        -3.59       -1.14          -0.11
                                                                        ====================================================






The accompanying notes are an integral part of these Consolidated Financial Statements.



CONSOLIDATED BALANCE SHEETS



ASSETS
------
                                                                                        As of December 31,
                                                                        ----------------------------------------------------
                                                                               1999         2000        2001           2001
                                                                        ----------------------------------------------------
                                                                                SEK          SEK         SEK   U.S. Dollars
                                                                                                                    (Note 1)
                                                                                      (In thousands)
Long-term assets                                   Note 8                                                        (Unaudited)
----------------
Intangible assets
Capitalized research and development costs                                   10,514            -           -              -
Patents                                                                       6,059        7,112       6,948            664
                                                                        ----------------------------------------------------
Total intangible assets                                                      16,573        7,112       6,948            664

Tangible assets
Plant and machinery                                                           2,248        2,160       1,373            131
Equipment, tools, fixtures and fittings                                       8,253        4,282       2,365            226
Advance payments for tangible assets                                            342            -           -              -
                                                                        ----------------------------------------------------
Total tangible assets                                                        10,843        6,442       3,738            357

Financial assets
Other long-term receivables                        Note 9                     2,534        2,553         634             61
                                                                        ----------------------------------------------------
Total financial assets                                                        2,534        2,553         634             61
                                                                        ----------------------------------------------------
Total long-term assets                                                       29,950       16,107      11,320          1,083
                                                                        ----------------------------------------------------

Current assets
--------------
Inventories
Raw materials and consumables                                                 1,200        1,172       1,294            124
Work in progress                                                              2,761          666       1,059            101
Finished products                                                             1,214        5,040       5,483            524
                                                                       ----------------------------------------------------
Total inventories                                  Note 10                    5,175        6,878       7,836            749

Current receivables
Accounts receivable - trade                        Note 11                    9,281        9,173      12,942          1,238
Other current receivables                          Note 12                    2,769        2,618       3,411            326
Prepaid expenses and accrued income                Note 13                    2,757        2,693       5,142            492
                                                                        ----------------------------------------------------
Total current receivables                                                    14,807       14,484      21,495          2,056

Bank deposits                                      Note 14                   90,000       40,000      25,951          2,482
Cash and banks                                     Note 14                   22,804       13,755      25,520          2,440
                                                                        ----------------------------------------------------
Total current assets                                                        132,786       75,117      80,802          7,727
                                                                        ----------------------------------------------------

Total assets                                                                162,736       91,224      92,122          8,810
                                                                        ====================================================



The accompanying notes are an integral part of these Consolidated Financial Statements.



SHAREHOLDERS' EQUITY AND LIABILITIES
------------------------------------
                                                                                          As of December 31,
                                                                        ----------------------------------------------------
                                                                               1999         2000        2001           2001
                                                                        ----------------------------------------------------
                                                                                SEK          SEK         SEK    U.S.Dollars
                                                                                                                    (Note 1)
                                                                                      (In thousands)
Shareholders' equity                               Note 15                                                       (Unaudited)
--------------------
Restricted equity
Share capital                                                                   848          848         950             91
Share premium reserve                                                       222,386      144,559      89,494          8,558
Other restricted equity                                                         173          303         510             49
                                                                        ----------------------------------------------------
Total restricted equity                                                     223,407      145,710      90,954          8,698
                                                                        ----------------------------------------------------

Accumulated loss
Accumulated loss                                                             -9,262      -18,646      -9,989           -955
Net loss for the year                                                       -86,739      -76,149     -25,095         -2,400
                                                                        ----------------------------------------------------
Total accumulated loss                                                      -96,001      -94,795     -35,084         -3,355
                                                                        ----------------------------------------------------
Total shareholders' equity                                                  127,406       50,915      55,870          5,343
                                                                        ----------------------------------------------------

Provisions
Provisions for pensions                                                         248          233         261             25
Other provisions                                                                196           28          44              4
                                                                        ----------------------------------------------------
Total provisions                                                                444          261         305             29
                                                                        ----------------------------------------------------

Long-term liabilities
---------------------
Liabilities to credit institutions                                                -        2,400           -              -
Other long-term liabilities                        Note 17                    5,505        5,506           -              -
                                                                        ----------------------------------------------------
Total long-term liabilities                                                   5,505        7,906           0              0
                                                                        ----------------------------------------------------

Current liabilities
-------------------
Accounts payable - trade                                                      7,600        8,973       7,522            719
Income tax liability                                                              -          150         168             16
Other current liabilities                          Note 18                    2,285        2,150       4,175            399
Accrued expenses                                   Note 19                   19,496       20,869      24,082          2,303
                                                                        ----------------------------------------------------
Total current liabilities                                                    29,381       32,142      35,947          3,438
                                                                        ----------------------------------------------------

Total shareholders'  equity and
liabilities                                                                 162,736       91,224      92,122          8,810
                                                                        ====================================================

Pledged assets and contingent liabilities          Note 26
Pledged assets                                                                 None         None        None           None
Contingent liabilities                                                       10,201        9,136       8,618            824


The accompanying notes are an integral part of these Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                      Year Ended December 31,
                                                                        ----------------------------------------------------
                                                                               1999         2000        2001           2001
                                                                        ----------------------------------------------------
                                                                                SEK          SEK         SEK   U.S. Dollars
                                                                                                                    (Note 1)
                                                                                        (In thousands)
Cash flows from operating activities                                                                             (Unaudited)
Net loss                                                                    -86,739      -76,149     -25,095         -2,400
Adjustments to reconcile net loss to
net cash flows from operating activities
Depreciation of tangible assets and
and amortization of patents                                                   5,552        8,852       5,939            568
Change in capitalized research and
development costs                                                             8,595       10,514           -              -
Capital loss                                                                    221          257          13              1
Changes in other long-term receivables                                           49          -16          15              1
Changes in provisions                                                            87         -190          27              3
Changes in long-term liabilities concerning option premium received              30            1           -              -
Current tax                                                                     154          168          34              3
Deferred tax                                                                      -            -           -              -
Change in assets and liabilities
Accounts receivable - trade                                                  -3,137          616      -3,040           -291
Inventories                                                                  -1,031       -1,340        -628            -60
Other current assets                                                          3,707          284      -3,138           -300
Accounts payable and other current liabilities                                2,908          545         393             38
                                                                        ----------------------------------------------------
Net cash used in operating activities                                       -69,604      -56,458     -25,480         -2,437
                                                                        ----------------------------------------------------
Cash flows from investing activities
Capital expenditures (tangible assets and patents)                           -4,024       -5,740      -2,907           -278
Proceeds from sales of tangible assets                                           32          242          35              3
Advance payments for tangible assets                                           -342            -           -              -
Payments concerning other long-term receivables                                 -29            6       1,920            184
                                                                        ----------------------------------------------------
Net cash used in investing activities                                        -4,363       -5,492        -952            -91
                                                                        ----------------------------------------------------
Cash flows from financing activities
Issuance of new shares                                                            -            -      24,980          2,389
Payments of debt                                                                  -            -      -2,400           -230
Issuance of debt                                                                  -        2,400
Warrant premiums received                                                         -            -         920             88
                                                                        ----------------------------------------------------
Net cash from financing activities                                                -        2,400      23,500          2,247
                                                                        ----------------------------------------------------
Effect of exchange rate changes on cash and
cash equivalents                                                               -277          501         648             62
                                                                        ----------------------------------------------------
Net change in cash and cash equivalents                                     -74,244      -59,049      -2,284           -218
                                                                        ====================================================

Cash and cash equivalents, beginning of year                                187,048      112,804      53,755          5,141
Cash and cash equivalents, end of year                                      112,804       53,755      51,471          4,922
                                                                        ----------------------------------------------------
Net change in cash and cash equivalents                                     -74,244      -59,049      -2,284           -218
                                                                        ====================================================

Cash received for interest                                                    8,806        2,926       1,507            144
Cash paid for interest                                                           11          392         214             20
Cash paid for taxes                                                              41           42          43              4



The accompanying notes are an integral part of these Consolidated Financial Statements.


-------------------------------------------------------------------------------
NOTE 1  BASIS OF PRESENTATION
-------------------------------------------------------------------------------

NATURE OF OPERATIONS
Biora is a Swedish biotechnology company that develops, manufactures, markets and sells products for treatment primarily of diseases in the mouth. The principal product, Emdogain promotes the regain of tooth-supporting tissues which have been lost due to a periodontal disease. Emdogain is marketed in Europe, North and South America and Asia.
The accompanying Financial Statements present the financial position, results of operations and cash flows of Biora AB (publ) ("Biora") and its subsidiaries (Biora AB and subsidiaries collectively referred to as the "Company") and have been prepared according to the Swedish Annual Accounts Act, and the Swedish Financial Accounting Standards Council's recommendations, which represent generally accepted accounting principles in Sweden ("Swedish GAAP"). These accounting principles differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See note 22 for a discussion of the principal differences between Swedish GAAP and U.S. GAAP affecting the Company's results of operations and shareholders' equity.

FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS
The consolidated financial statements are presented in Swedish kronor ("SEK"), and for the year 2001 are also presented in U.S. Dollars which presentation is unaudited and being presented solely for convenience of the reader and reflects the translation from SEK, at the rate of SEK 10.4571 = USD 1.00, the Noon Buying Rate of the U.S. Federal Reserve Bank of New York on December 31, 2001. Amounts may not total due to rounding.

CHANGE IN ACCOUNTING PRINCIPLE
In the annual accounts of 2001 the warrant premiums received, earlier disclosed as long-term liability, were reclassified to equity. Warrant premiums for warrants matured not exercised were reclassified to accumulated loss and warrant premiums received for warrants not matured were classified as restricted equity. Going forward warrant premiums received will be presented as restricted equity.
In all other respects the accounting principles have been kept unchanged as compared to the earlier year.

CONSOLIDATION PRINCIPLES
The consolidated financial statements comprise the financial accounts for the Company. The Consolidated Financial Statements have been prepared in accordance with the Swedish Financial Accounting Standards Council's RR 1:00 recommendation. Consolidation has been carried out in accordance with the acquisition accounting method. Inter-company transactions have been eliminated in the consolidation.

TRANSLATION OF THE ACCOUNTS OF FOREIGN SUBSIDIARIES
The Company applies the Current Method, which means that the Balance Sheets of the foreign operations have been translated at the average of the buy and sell exchange rates prevailing at the end of the year, and their Statements of Operations have been translated at the average exchange rate for the fiscal year. Resulting translation differences have been recorded directly to shareholders' equity, see note 15.

REVENUE RECOGNITION
Revenue from the sale of goods is recorded upon delivery.
Revenue from outlicensing is recognized when the license is delivered and the collectibility of the license fee is reasonably assured.

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

PATENTS
Patents are reported at original acquisition cost from third party less accumulated amortization. Patents are amortized over the estimated economic life of the product to which the patent refers, which normally exceeds 5 years, commencing when the product becomes fully commercially available. The amortization period does not exceed 10 years nor does it exceed the period of validity of the various patents.

MACHINERY AND EQUIPMENT
Machinery and equipment are reported at original acquisition cost less accumulated depreciation. Maintenance and repair costs are expensed as incurred. New investments, improvements and major purchases are capitalized. Computer equipment is depreciated over an estimated useful life of three years. Other machinery and equipment are depreciated over an estimated useful life of five years.

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

INCOME TAXES
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets are recognized to the extent that they can be realized from reversing deferred tax liabilities. Remaining deferred tax assets, which include the tax effect of tax loss carried forward, are reduced by a valuation allowance to the amount that it is more likely than not to be realized.

The tax legislation in Sweden offers companies the opportunity to defer their current tax liability by making tax deductible allocations to untaxed reserves. See note 7 and 22 e).

RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCY
Assets and liabilities denominated in foreign currencies have been translated at the year-end exchange rate. Assets and liabilities that are covered by qualifying hedges are translated at the rate specified in the forward exchange contract.

Exchange gains / losses pertaining to operating assets and liabilities are included in Other operating income for 3,987 in 1999, 198 in 2000 and 401 in 2001 and in Other operating expenses for 2,770 in 1999, 484 in 2000 and 848 in 2001. Exchange gains pertaining to current assets have been included in Interest income for 312 in 1999, 127 in 2000 and 107 in 2001.

NET LOSS PER SHARE
Net loss per Ordinary Share - Basic (i.e., undiluted) is computed by dividing net loss by the weighted average number of Ordinary Shares outstanding for each year ( 21,203,800 for 1999 and 2000, 22,014,000 for 2001). The effect of the Company's Warrants has not been included in the computation of Net loss per Ordinary Shares as it would be anti-dilutive. Therefore, basic and diluted net loss per ordinary share are equal.

HEDGING OF FUTURE CASH FLOWS
Certain future cash flows in foreign currency concerning anticipated transactions are hedged using forward exchange contracts. Unrealized gains and losses on such financial instruments that are designated as a hedge are deferred and are recognized as an adjustment of the measurement of the transaction when it actually occurs. It is the policy of Biora to hedge 75% of anticipated, budgeted future cash inflows in foreign currency for the following twelve months.

Additionally part of the anticipated cash inflows in YEN in the year 2001 was hedged at December 31, 1999, after decision by the Board of Directors. To avoid currency risks in the net receivables from the subsidiaries (receivables after deduction of write-downs made) Biora has, in accordance with this policy, hedged the main part of the net receivables with forward exchange contracts. The forward exchange contracts prevailing on December 31, 2001, had a duration up until March 27, 2002. During 1999, 2000 and 2001 budgeted inflows in YEN were hedged by foreign exchange contracts. Additionally the first payment for delivery to Japan in 2002 was hedged by a foreign exchange contract. The remaining deliveries to Japan in 2002 will be hedged when a delivery plan has been received from Seikagaku.

The contract installments in USD from Medpharma in 2001 and 2002 were hedged by foreign exchange contracts in 2001.

FINANCIAL INSTRUMENTS
In order to qualify for deferral accounting of unrealized gains and losses on financial instruments, such instruments must be designated as and effective as a hedge of an underlying asset or liability, firm commitment or anticipated transaction. Management reviews the correlation and the effectiveness of its financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked- to-market with the resulting unrealized gain or loss recorded as foreign exchange gain or loss in the income statement.

It is the Company's policy that terms and contractual maturities of financial instruments that are designed to hedge foreign currency exposures correspond to the terms and, where appropriate, the maturities of the under- lying hedged transactions.

Realized gains and losses that result from the early termination of financial instruments used for hedging purposes are deferred and are included in (i) the determination of the carrying value of the underlying asset or liability in the consolidated balance sheet or (ii) the income statement when the anticipated transaction actually occurs. If an underlying asset or liability is sold or settled, any related financial instrument is then marked- to-market and the resulting unrealized gain or loss is recorded as part of the gain or loss on sale or settlement of the underlying item.

The difference between the forward rate and the spot rate at the inception of the contract are recorded among current receivables or liabilities in the consolidated balance sheet and are amortized as an adjustment of the underlying revenue or expense item.

WARRANT PROGRAMS
Warrants issued to employees have been sold at a price reflecting the fair market value of the warrant. Warrant premiums received are recorded as restricted equity. At the exercise of a warrant the share capital will increase with SEK 0.04 and the remaining amount paid for the share by the employee will be recorded as restricted equity.

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


-------------------------------------------------------------------------------
NOTE 2 PERSONNEL
-------------------------------------------------------------------------------

The average number of employees during the respective fiscal year at each working site was as follows:

                                       Year Ended December 31,
                   --------------------------------------------------------------------------
                      1999                     2000                    2001
                   --------------------------------------------------------------------------
                     Number of    Of which    Number of    Of which   Number of     Of which
                     employees       men %    employees       men %   employees        men %
                   --------------------------------------------------------------------------
Biora:                      40          26           38          24          37           28
                   --------------------------------------------------------------------------
Subsidiaries:
Germany                     18          45           13          48          14           58
Switzerland                  0          50            -           -           -            -
U.S.                        22          59           26          54          27           55
Italy                        2          50            1           7           1            -
Netherlands                  3          47            4          54           0           71
UK                           2           0            -           -           -            -
                   --------------------------------------------------------------------------
Total subsidiaries          47          50           44          51          42           55
                   --------------------------------------------------------------------------
Consolidated                87          39           82          38          79           42
                   ==========================================================================



Wages, salaries, other remuneration and social insurance costs during the fiscal year was as follows:

                                            Year Ended December 31,
                   --------------------------------------------------------------------------
                      1999                     2000                    2001
                   --------------------------------------------------------------------------
                        Wages,      Social       Wages,      Social      Wages,       Social
                      salaries   insurance     salaries   insurance    salaries    insurance
                     and other    expenses    and other    expenses   and other     expenses
                       remune-   (of which      remune-   (of which     remune-    (of which
                        ration     pension       ration     pension      ration      pension
                                costs)                   costs)                   costs)

Biora                   18,712       9,203       17,721       9,225      18,416        9,433
                                    (3 695)*                 (3 490)*                 (3 581)*
Subsidiaries            29,346       4,765       25,157       3,071      27,587        3,551
                                      (897)                    (715)                    (779)
                   --------------------------------------------------------------------------
Consolidated            48,058      13,968       42,878      12,296      46,003       12,984
                                    (4 592)**                (4 205)**                (4 360)**
                   ==========================================================================

* 781 for 1999, 1,434 for 2000 and 928 for 2001of Biora's pension cost refer to the category Board of Directors and President. Biora did not have any outstanding pension obligations neither at December 31, 1999 nor December 31, 2000 nor December 31, 2001.

**  1,260 for 1999, 1,623 for 2000 and 1,079 for 2001of the consolidated pension cost refer to the category Board of Directors and President. The consolidated outstanding pension obligations to this category amounted to 248 as at December 31, 1999, 233 as at December 31, 2000, and 261 as at
    December 31, 2001.




Wages, salaries and other remuneration at each working site distributed between Biora and the Subsidiaries and between Board members, etc., and other employees: are as follows:

                                            Year Ended December 31,
                   --------------------------------------------------------------------------
                      1999                     2000                    2001
                   --------------------------------------------------------------------------
                      Board of       Other     Board of       Other    Board of        Other
                     Directors   employees    Directors   employees   Directors    employees
                           and                      and                     and
                     President                President               President

Biora:                   3,165      15,547        4,893      12,828       3,880       14,536
                   --------------------------------------------------------------------------
Subsidiaries:
Sweden                      25           -            -           -           -            -
Germany 1)               2,600       8,435         -135       5,528       1,136        5,682
Switzerland                340         182            -           -           -            -
U.S.                     1,623      12,408        1,800      14,895       2,245       18,236
Italy 2)                   972         189           81         175           -          270
Netherlands 3)             843         782        1,916         897           -           18
UK                           -         947            -           -           -            -
                   --------------------------------------------------------------------------
Total subsidiaries       6,403      22,943        3,662      21,495       3,381       24,206
                   --------------------------------------------------------------------------
Consolidated             9,568      38,490        8,555      34,323       7,261       38,742
                   ==========================================================================

1) Severance pay amounting to 1,382 was included in the remuneration to the President in Germany 1999. The final settlement resulted in two instead of twelve months severance pay. Accordingly the year 2000 remuneration to the President has been reduced by 1,105.

2) The employment contract with the President in Italy was transformed into a consultancy agreement as from February 1, 2000.

3) Severance pay amounting to 1,316 was included in the year 2000 remuneration to the employees in Holland, including 1,154 for the President.



Information below regarding benefits expensed for senior executives refers to 2001 and has been reported in accordance with the recommendation of the Swedish Industry and Commerce Stock Exchange Committee.

A fee of 150 has been expensed regarding Per Wahlstrom, Chairman of the Board of Biora.

In addition to their ordinary fee three Board members have received remuneration for their services as members of the Audit Committee of Biora as follows: Svein G. Eskedal 40, Per Lojdquist 25, Christer Testen 25. Additionally Eskedal Consult A/S, a company controlled by Svein. G. Eskedal, has received 730 for consultancy assignments.

The salary expensed for Rickard Soderberg, President of Biora during 2001, amounted to 2,059. In addition he received pension benefits paid by Biora in accordance with an individual plan prepared by Forsakrings AB Skandia, for which the Company expensed 455. In accordance with the employment contract, Rickard Soderberg was entitled to a 6-month mutual period of notice. In addition he was entitled to a severance pay equal to 18 months' salary.

According to the employment agreement, which is limited in time to 3 years Donna Janson, President of Biora as from January 1, 2002, is entitled to an annual salary, including social security expenses, of approximately 3,137 (USD 300,000). In addition, she is entitled to an annual bonus amounting to a maximum of 25% of her annual salary. She is also entitled to pension benefits for which the company will pay approximately 63 (USD 6,000) annually. The Company may terminate her position by giving a minimum of six months' notice and a maximum of twelve months' notice, beginning no earlier than January 1, 2003. She is also entitled to severance pay equal to one year's salary, which may also be paid in the case of a change in the control of Biora. Ms. Janson is entitled to purchase 150,000 warrants according to the program approved on June 1, 2001; please see note 15. She is also entitled to a furnished apartment supplied by Biora in Sweden.

The salary expensed for Anders Agering, Executive Vice President of Biora during 2001, amounted to 964. In addition he received pension benefits paid by Biora in accordance with an individual plan prepared by SPP Liv, for which the Company expensed 297. In accordance with the employment contract, Anders Agering was entitled to severance pay equal to 18 months' salary.

Other senior executives employed by the Parent Company are also entitled to a severance pay not exceeding 18 months' salary. Future pension benefits are based on individual plans.


-------------------------------------------------------------------------------
NOTE 3 REMUNERATION TO THE AUDITORS OF THE COMPANY
-------------------------------------------------------------------------------

The following remuneration to the auditors of the Company, KPMG, are included in the Consolidated Loss from operations:

                                              Year Ended December 31,
                                        -------------------------------------
                                            1999        2000        2001
                                        -------------------------------------
Audit assignments                            461         423         497
Other assignments                            658         338         266
                                        -------------------------------------
Total                                      1,119         761         763
                                        =====================================



-------------------------------------------------------------------------------
NOTE 4 RESEARCH AND DEVELOPMENT (R&D) COSTS
-------------------------------------------------------------------------------

In the Statements of Operations, R&D costs have been reported as net amounts, after deductions for costs capitalized during the year, in accordance with the following:

                                                   Year Ended December 31,
                                          -------------------------------------
                                                  1999        2000        2001
                                          -------------------------------------
Total research and development costs            41,597      42,789      26,787
Capitalized research and development costs           -           -           -
                                          -------------------------------------
Net                                             41,597      42,789      26,787
                                          =====================================

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




-------------------------------------------------------------------------------
NOTE 5 DEPRECIATION / AMORTIZATION
-------------------------------------------------------------------------------

In the Statements of Operations, the following depreciation / amortization has been included in the cost of goods sold, selling expenses, administrative expenses and research and development costs:

                                              Year Ended December 31,
                                        -------------------------------------
                                                1999        2000        2001
                                        -------------------------------------
Cost of goods sold                               844       1,072         962
Selling expenses                               2,049       3,235       1,616
Administrative expenses                          358         552         342
Research and development costs                10,896      14,507       3,019
                                        -------------------------------------
Total                                         14,147      19,366       5,939
                                        =====================================

Included in depreciation / amortization accounted for as research and development costs are amortization of capitalized R&D costs amounting to 8,595 for 1999, 10,514 for 2000 and 0 for 2001. In the year 2000 depreciation / amortization is included a write-down of the Amelin-patent by 1,430. The corresponding depreciation/amortization for year 2001 includes write-downs of the patents for apoptosis and breast regeneration.

Due to the computer equipment being depreciated over an estimated useful life of 3 years as from 2000, the depreciations are approximately SEK 1.7 million larger year 2000 than would have been the case if the useful life had still been estimated to 5 years.

See note 8 concerning the distribution of depreciation / amortization between the different kinds of long-term assets.



-------------------------------------------------------------------------------
NOTE 6 OTHER OPERATING INCOME AND OTHER OPERATING EXPENSES
-------------------------------------------------------------------------------

Installments for license agreements regarding a development project for xerostomia to Medpharma are included in the year 2001 operating income at 4,965. The Other operating income for the year 2001 also includes a lump sum amounting to 10,000 for a license agreement with Molnlycke regarding a development project in non dental wound-healing. The Other operating expenses for the year 2001 include 1,200 in royalty expenses to the Swedish Industrial Fund for the latter license agreement as well as 1,447 in expenses in connection with the outlicensing of the wound-healing project.

A pension fee surplus at SPP of 446 has been recorded as Other operating income during year 2000. Other operating income and expenses also include foreign exchange gains and losses, as described in Note 1.



-------------------------------------------------------------------------------
Note 7 INCOME TAXES
-------------------------------------------------------------------------------

The loss before income taxes consists of the following:

                                            Year Ended December 31,
                                      -------------------------------------
                                              1999        2000        2001
                                      -------------------------------------
Sweden                                     -87,649     -88,449     -21,132
Foreign                                      1,064      12,468      -3,929
                                      -------------------------------------
Total                                      -86,585     -75,981     -25,061
                                      =====================================

Income taxes are distributed as follows:

                                            Year Ended December 31,
                                      -------------------------------------
                                              1999        2000        2001
                                      -------------------------------------
Current
 Sweden                                          -          -4          -4
 Foreign                                      -154        -164         -30
                                      -------------------------------------
Total                                         -154        -168         -34
                                      =====================================
Deferred
 Sweden 1)                                       0           -           -
 Foreign                                         -           -           -
                                      -------------------------------------
Total                                         -154        -168         -34
                                      =====================================


The foreign income taxes are state taxes and federal "Alternative Minimum Tax" in the U S and local tax ("IRAP") in Italy.

Deferred tax assets on tax losses carried forward have not been recognized due to a history of losses from operations of the Company.

A reconciliation of the nominal tax expected, 28 %, compared with the Company's effective tax is shown below:

                                                Year Ended December 31,
                                          -------------------------------------
                                                  1999        2000        2001
                                          -------------------------------------
Expected income tax benefit 1)                  24,244      21,275       7,017
Effect of:
Difference in tax rates for
   foreign subsidiaries                           -369      -1,645         720
Losses not currently utilized                  -24,825     -23,091      -8,176
Utilized losses from earlier years               2,065       5,585       1,378
Non-deductible items                            -1,273      -2,294        -976
Non-taxable income                                   4           2           3
                                          -------------------------------------
Actual tax according to Statements
   of Operations                                  -154        -168         -34
                                          =====================================

1) Expected income tax benefit is determined by applying the statutory federal Swedish tax rate of 28% to the net loss before tax.



The Company had tax loss carried forward in The Netherlands, Germany, Italy, UK, Switzerland and U.S., that amounted to 208,649 at December 31, 2001. These tax losses carried forward are, however, still subject to audit and approval by the relevant tax authorities.

The applicable tax rates for the foreign subsidiaries are 35% in The Netherlands, 37% in Germany, 40% in Italy, 30% in UK, 25% in Switzerland and 40% in U.S.

The Company had tax loss carried forward in Sweden that amounted to 279,559 at December 31, 2001. This tax loss carried forward is, however, also subject to audit and approval by the Swedish tax authorities.

Under the tax laws of The Netherlands, Germany, Italy, UK and Sweden tax losses carried forward do not expire. In Switzerland the time limit is 7 years and in U.S. 15 years for fiscal year started before August 5, 1997 and 20 years for fiscal year beginning after August 5, 1997. This means that 366 will expire in 2004, 366 in 2005, 808 in 2006, 114 in 2007, 9548 in 2012,
22010 in 2018, 65 in 2019, 56 in 2020 and 8494 will expire in 2021.



-------------------------------------------------------------------------------
NOTE 8 ACQUISITION VALUE OF LONG-TERM ASSETS, ETC.
-------------------------------------------------------------------------------

CAPITALIZED R&D COSTS
                                                                        As of December 31,
                                                                -------------------------------------
                                                                       1999         2000        2001
                                                                -------------------------------------
Accumulated acquisition cost, beginning and end of year              23,094       23,094           -
                                                                -------------------------------------
Accumulated amortization, beginning of year                          -3,985      -12,580           -
Amortization for the year                                            -8,595      -10,514           -
                                                                -------------------------------------
Accumulated amortization, end of year                               -12,580      -23,094           -
                                                                -------------------------------------
Net book value, end of year                                          10,514            -           -
                                                                =====================================


PATENTS
                                                                         As of December 31,
                                                                -------------------------------------
                                                                       1999         2000        2001
                                                                -------------------------------------
Accumulated acquisition cost, beginning of year                       7,571        8,463      12,084
Capital expenditures for the year                                     1,040        3,589       1,654
Translation differences for the year                                   -148           32          52
                                                                -------------------------------------
Accumulated acquisition cost, end of year                             8,463       12,084      13,790
                                                                -------------------------------------
Accumulated amortization, beginning of year                          -1,343       -2,404      -4,972
Amortization for the year                                            -1,103       -1,132      -1,170
Write-downs for the year                                                  -       -1,430        -697
Translation differences for the year                                     42           -6          -3
                                                                -------------------------------------
Accumulated amortization, end of year                                -2,404       -4,972      -6,842
                                                                -------------------------------------
Net book value, end of year                                           6,059        7,112       6,948
                                                                =====================================


PLANT AND MACHINERY
                                                                         As of December 31,
                                                                -------------------------------------
                                                                      1999         2000        2001
                                                                -------------------------------------
Accumulated acquisition cost, beginning of year                       4,931        6,013       6,940
Capital expenditures for the year                                     1,181          984         175
Sales / disposals                                                      -134          -50         -35
Reclassification                                                         35           -7           -
                                                                -------------------------------------
Accumulated acquisition cost, end of year                             6,013        6,940       7,080
                                                                -------------------------------------
Accumulated depreciation, beginning of year                          -2,994       -3,765      -4,780
Sales / disposals                                                        87           50          35
Reclassification                                                        -14            7           -
Depreciation of the year                                               -844       -1,072        -962
                                                                -------------------------------------
Accumulated depreciation, end of year                                -3,765       -4,780      -5,707
                                                                -------------------------------------
Net book value, end of year                                           2,248        2,160       1,373
                                                                =====================================


EQUIPMENT, TOOLS, FIXTURES AND FITTINGS
                                                                         As of December 31,
                                                                -------------------------------------
                                                                       1999         2000        2001
                                                                -------------------------------------
Accumulated acquisition cost, beginning of year                      17,463       18,507      19,542
Capital expenditures for the year                                     1,802        1,510       1,080
Sales / disposals                                                      -688       -1,217      -1,152
Reclassification                                                        -35            7           -
Translation differences for the year                                    -35          735         937
                                                                -------------------------------------
Accumulated acquisition cost, end of year                            18,507       19,542      20,407
                                                                -------------------------------------
Accumulated depreciation, beginning of year                          -7,131      -10,254     -15,260
Sales / disposals                                                       464          718       1,105
Reclassification                                                         14           -7           -
Depreciation of the year                                             -3,586       -5,218      -3,111
Translation differences for the year                                    -15         -499        -776
                                                                -------------------------------------
Accumulated depreciation, end of year                               -10,254      -15,260     -18,042
                                                                -------------------------------------
Net book value, end of year                                           8,253        4,282       2,365
                                                                =====================================



-------------------------------------------------------------------------------
NOTE 9  OTHER LONG-TERM RECEIVABLES
-------------------------------------------------------------------------------

                                                                        As of December 31,
                                                                -------------------------------------
                                                                        1999         2000        2001
                                                                -------------------------------------
Opening balance                                                       2,571        2,534       2,553
Employee loans repaid                                                     -            -      -1,920
Deposits repaid                                                         -39           -6           -
Deposits expensed                                                       -51          -14           -
Capital value of paid pension insurance fees in Germany                  68           30         -15
Translation differences for the year                                    -15            9          16
Reclassification                                                          -            -           -
                                                                 -------------------------------------
Closing balance                                                       2,534        2,553         634
                                                                -------------------------------------



------------------------------------------------------------------------------
NOTE 10 INVENTORIES
------------------------------------------------------------------------------

                                                    As of December 31,
                                         -------------------------------------
                                                1999         2000        2001
                                         -------------------------------------
Raw materials                                  1,237        1,208       1,294
Work in progress                               2,846          687       1,059
Finished products                              1,223        5,183       5,704
                                         -------------------------------------
                                               5,306        7,078       8,057
Obsolescence reserve                            -131         -200        -221
                                         -------------------------------------
Total                                          5,175        6,878       7,836
                                         =====================================


Schedule of movements in the inventory obsolescence reserve in the Biora Group for the years ended December 31, 1999, 2000 and 2001:

Year    Balance at           Charged       Charged       Additions      Balance
         beginning         (credited)    (credited)             or       at end
              year          to costs      to other      Deductions    of period
                        and expenses      accounts
--------------------------------------------------------------------------------

1999         127                4             -                 -           131
2000         131               69             -                 -           200
2001         200               21             -                 -           221




------------------------------------------------------------------------------
NOTE 11 ACCOUNTS RECEIVABLE - TRADE
------------------------------------------------------------------------------

Schedule of movements in allowance for doubtful accounts and reserves in the Company for the years ended December 31, 1998, 1999 and 2000:

                              Charged       Charged
Year       Balance at       (credited)    (credited)  Additions      Balance
            beginning     to costs and     to other          or    at end of
            of period         expenses      accounts  Deductions       period
-----------------------------------------------------------------------------

1999              654            76           -46         -43          641

2000              641          -171            24          43          537

2001              537          -100            38          -5          470
                                               (A)         (B)

(A) Foreign exchange differences
(B) Write-offs and collections of bad debts as well as additional accruals



-------------------------------------------------------------------------------
NOTE 12 OTHER CURRENT RECEIVABLES
-------------------------------------------------------------------------------

                                                   As of December 31,
                                          -------------------------------------
                                                 1999         2000        2001
                                          -------------------------------------
Tax receivables                                   292          678          74
V.A.T.                                          2,133        1,548       3,212
Receivables from employees                         77           59          16
Receivable from SPP                                 -          250           -
Other current receivables                         267           83         109
                                          -------------------------------------
Total                                           2,769        2,618       3,411
                                          =====================================



-------------------------------------------------------------------------------
NOTE 13 PREPAID EXPENSES AND ACCRUED INCOME
-------------------------------------------------------------------------------

                                                       As of December 31,
                                                 -------------------------------
                                                    1999         2000      2001
                                                 -------------------------------

Prepaid leasing and property rental expenses         947        1,012     1,111
Prepaid insurances                                   674          482       642
Prepaid marketing expenses                           579          352       255
Prepaid travel expenses                              144           60        72
Other prepaid expenses                               405          739       780
Accrued installment for license agreement*             -            -     2,263
Accrued interest income                                8           48        19
                                                 -------------------------------
Total                                              2,757        2,693     5,142
                                                 ===============================

*Payment received in January 2002 relating to a payment due December 31, 2001.



-------------------------------------------------------------------------------
NOTE 14 CASH AND CASH EQUIVALENTS
-------------------------------------------------------------------------------

                                                   As of December 31,
                                          -------------------------------------
                                                 1999         2000        2001
                                          -------------------------------------

Bank deposits                                  90,000       40,000      25,951
Cash and banks                                 22,804       13,755      25,520
                                          -------------------------------------
Total                                         112,804       53,755      51,471
                                          =====================================


As at December 31, 2001, the following amounts were invested short-term at a fixed rate of interest:

CURRENCY                       PERIOD                                   AMOUNT
Foreningssparbanken AB         December 21, 2001 - January            16,25,951
                                                                   ------------
TOTAL                                                                    25,951
                                                                   ------------

As at December 31, 1999 TSEK 80,000 were invested short-term with Svenska Handelsbanken AB and TSEK 10,000 were invested short-term with Nordbanken (certificate of deposit), both at a fixed rate of interest.

As at December 31, 2001 as well as at December 31, 2000 and at December 31, 1999 Biora GmbH had unutilized bank overdraft facilities amounting to 283 (TDEM 30).



-------------------------------------------------------------------------------
NOTE 15 SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

                                                               Restricted equity                             Accumulated loss
                                                 ------------------------------------------------   -------------------------------
                                                                 Share        Other      Transla-   Accumu-      Transla-
                                      Number of      Share     premium   restricted   tion diffe-   lated     tion diffe-
                                         shares    capital     reserve      equity        rences    loss           rences     Total
                                    -----------  ------------------------------------------------   -------------------------------
Balance at December 31, 1997         21,203,800        848     371,976       1,016         91       -95,979        -17     277,935
Adjustment of issue expenses                                        72                                                          72
Disposition of loss in the
  Parent Company                                               -46,522                               46,522                      0
Equity part of change in
  foreign exchange reserve                                                     89                      -89                      0
Change in translation differences                                                         612                   -4,651      -4,039
Net loss for the year                                                                               -59,998                -59,998
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998         21,203,800        848     325,526       1,105        703      -109,544     -4,668     213,970
-----------------------------------------------------------------------------------------------------------------------------------
Disposition of loss in the
  Parent Company                                              -103,140                              103,140                      0
Equity part of change in
  foreign exchange reserve                                                  -1,105                    1,105                      0
Change in translation differences                                                        -530            15        690         175
Net loss for the year                                                                               -86,739                -86,739
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999         21,203,800        848     222,386           -        173       -92,023     -3,978     127,406
-----------------------------------------------------------------------------------------------------------------------------------
Disposition of loss in the
  Parent Company                                               -77,827                               77,827                      0
Change in translation differences                                                         130                     -472        -342
Net loss for the year                                                                               -76,149                -76,149
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000         21,203,800        848     144,559           -        303       -90,345     -4,450      50,915
-----------------------------------------------------------------------------------------------------------------------------------
Disposition of loss in the
  Parent Company                                               -79,874                               79,874                      0
Earlier received warrant
  premiums matured                                                                                    5,320                  5,320
Warrant premiums received*                                       1,106                                                       1,106
Issuance of new shares                2,550,000        102      23,703                                                      23,805
Change in translation differences                                                         207                     -388        -181
Net loss for the year                                                                               -25,095                -25,095
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001         23,753,800        950      89,494           0        510       -30,246     -4,838      55,870
-----------------------------------------------------------------------------------------------------------------------------------

*186 out of 1,106 were included in long-term liabilities as of December 31, 2000, see note 17



The par value of an Ordinary Share is SEK 0.04.

The Ordinary Shares are not restricted as to voting power or participation in equity. Restricted equity is not available for distribution of dividends but is required to be held to meet statutory requirements in Sweden.

Distribution of dividends is limited to the lesser of the unrestricted shareholders' equity (unrestricted equity and current period net income) included in either the consolidated or the Biora balance sheets after proposed appropriations to restricted shareholders' equity (capital stock and restricted equity). As at December 31, 1999, 2000 and 2001 there was no unrestricted equity available for dividends.

In March 1998 the wholly-owned subsidiary Biora Option AB was established in connection with the resolution by the general meeting of shareholders in Biora on April 23, 1998, to give the employees of the Company opportunity to subscribe for warrants in Biora. Biora Option AB shall subscribe for, transfer and acquire warrants and other securities issued by the Company .

On January 24, 1997, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of 500 principal amount of subordinated debentures at an interest rate of 7% with 560,000 accompanying warrants to Euroventures Nordica, then a shareholder of the Company. On the same date, Biora and Euroventures Nordica entered into an agreement (the "Key Employee Incentive Plan") pursuant to which Euroventures Nordica agreed to offer all the warrants to officers and other key employees of the Company. These key employees were required to purchase the warrants at their fair value at the grant date using the Black-Sholes valuation model. All of the 560,000 warrants have been subscribed for. Also non-employee members of the Board of Directors hold warrants. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 70.00. Under Swedish law a corporation cannot issue warrants separately from debentures, but accompanying warrants may be detached from the debentures.

The warrants were exercisable for Ordinary Shares at any time up until January 31, 2001. None of the warrants were exercised. See also note 17.

On April 23, 1998, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of 50 principal amount of subordinated debentures with 200,000 accompanying warrants to Biora Option AB. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which reflects the fair market value of the warrants to employees of the Company to provide them with appropriate incentives to encourage them to continue in the employ of the Company and to acquire a proprietary interest in the long-term success of Biora. Accordingly the employees were required to purchase the warrants at their fair value at the grant date using the Black-Sholes valuation model. Employees of the Company have subscribed for 89,250 (71,250 as at December 31, 1999 and 59,750 as at December 31, 1998) warrants of this program. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 130.00.

The warrants was exercisable for Ordinary Shares at any time during May 2002.

On June 12, 2001, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of 100 principal amount of subordinated debentures with 800,000 accompanying warrants to Biora Option AB.

On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which reflects the premium to employees of the Company to provide them with appropriate incentives to encourage them to continue in the employ of the Company and to acquire a proprietary interest in the long-term success of Biora.

Accordingly the employees were required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. Employees of the Company have subscribed for 255,500 warrants of this program.

Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 17,00. The warrants are exercisable for Ordinary Shares from October 1, 2003, to September 30, 2004. If all of these warrants are fully exercised, the total number of shares outstanding will increase to 24,009,300. 920 in warrant premiums was received for this warrant program of 800,000 warrants a' SEK 3,60 of which the employees of the Company had subscribed for 255,500 warrants.

On August 24, 2001 the Company made a cash issue for 2,550,000 shares. The share price was SEK 10.40 and the issue raised 26,520. The issuing expenses amounted to 2,715 of which 1,540 was paid at year end.


-------------------------------------------------------------------------------
NOTE 16 PENSION PLANS
-------------------------------------------------------------------------------

The majority of the Company's employees participate in a state-sponsored multiemployer pension plan that provides defined benefits to its employees as well as certain disability and survivor benefits. Payments are made through non-participating insurance arrangements.

The Company's pension costs for the years ended December 31, 1998, 1999 and 2000, respectively, are shown in the following table.

                                                   Year Ended December 31,
                                             ---------------------------------
                                                 1999        2000        2001
                                             ---------------------------------
Social security                                 1,452       2,204       2,198
Swedish national multi-employer plan            1,364         901       1,103
Individual                                      3,145       3,194       3,295
                                             ---------------------------------
Total pension costs                             5,961       6,299       6,596
                                             =================================

Payments for individual pensions are also made to insurance companies. The Company has no further obligations once such payments are made.



-------------------------------------------------------------------------------
NOTE 17 OTHER LONG-TERM LIABILITIES
-------------------------------------------------------------------------------

                                                  As of December 31,
                                         -------------------------------------
                                           1999           2000           2001
                                         -------------------------------------
Liabilities to credit institutions (a)        -          2,400              -
Other long-term liabilities (b)           5,505          5,506              -
Total                                     5,505          7,906              -

(a) The liabilities to credit institutions are the only interest bearing liabilities of the Company, amounting to 2,400 on December 31, 2000 (0 on December 31, 1999).

     The 2,400 represented the first payment of the total conditional loan of 15,000, granted by the Swedish Industrial Fund for the project "Emdogain for extra-oral woundhealing applications". These liabilities were fully repaid in December 2001 in connection with the outlicensing of the woundhealing project to Molnlycke Helthcare.

     In addition to interest (at the official Swedish discount rate plus 2.5%) the Swedish Industrial Fund is entitled to royalty based on net sales as follows:

     '- 3% of the net sales from the product, from raw material, chemicals, components etc for the product and from services related to the product.

     '- 12% of all revenues from agreements concerning option to or concerning grant of license to produce or sell the product, components, chemicals etc for the product as well as services related to the product.

     '- When the Parent Company has paid royalties totaling 167% of the loan obtained from the Swedish Industrial Fund the above mentioned royalty rates shall be reduced from 3 to 0,5% and from 12 to 2,4% respectively.

     '- The royalty right of the Swedish Industrial Fund expires four calendar years after the calendar year when the Company has repaid the outstanding loan including accrued interest, however not before December 30, 2010.


(b) Other long-term liabilities amounting to 5,320 as of December 31, 1999 and 2000 apply to warrant premiums received from the warrant program approved in January 1997, 560,000 warrants at SEK 9.50. None of these warrants were exercised as per January 31, 2001, hence the 5,320 were transferred to non-restricted equity. Other long-term liabilities amounting to 185 as of December 31,1999 and to SEK 186 as of December 31, 2000, apply to warrant premiums received from the warrant program approved in April 1998. The amount, 186, have been reclassified to unrestricted equity as per December 31, 2001, see note 15.



-------------------------------------------------------------------------------
NOTE 18 OTHER CURRENT LIABILITIES
-------------------------------------------------------------------------------

                                                        As of December 31,
                                             ----------------------------------
                                                 1999         2000        2001
                                             ----------------------------------
Employee withholding taxes                      1,282        1,138       1,321
V.A.T.                                            418          767       2,589
Liabilities to customers                          447          161         203
Other current liabilities                         138           84          62
                                             ----------------------------------
Total                                           2,285        2,150       4,175
                                             ==================================

Biora did not have any short-term interest bearing liabilities neither on December 31, 1999, on December 31, 2000 nor on December 31, 2001.



-------------------------------------------------------------------------------
NOTE 19 ACCRUED EXPENSES
-------------------------------------------------------------------------------

                                                       As of December 31,
                                             ----------------------------------
                                                 1999         2000        2001
                                             ----------------------------------
Accrued personnel-related expenses              8,879        8,971       6,102
Accrued administrative expenses                 2,604        2,574       3,814
Accrued R&D costs                               3,794        2,104       3,265
Accrued marketing expenses                      1,845        2,477       1,771
Accrued royalty expenses                        1,737        4,062       8,276
Other accrued expenses                            637          681         854
                                             ----------------------------------
Total                                          19,496       20,869      24,082
                                             ==================================



-------------------------------------------------------------------------------
NOTE 20 OPERATING LEASES
-------------------------------------------------------------------------------

The Company leases certain plants and equipment in accordance with leasing contracts which expire in the year 2005. The majority of the material leasing contracts concern rental of offices. The total amount of future minimum rental commitments on December 31, 2001, pertaining to office rental agreements is detailed below.

YEAR

2002                                           4,430
2003                                           4,410
2004                                           1,206
2005                                             429
                                            ---------
TOTAL                                         10,475
                                            =========


The corresponding office rent expenses amounted to SEK 5,404,000 for the year ended December 31, 2001, SEK 5,472,000 for the year ended December 31, 2000, and SEK 5,714,000 for the year ended December 31, 1999.

The office rental agreements include conditions concerning index regulation of the rent and in some case regulation of the rent due to increase in direct property expenses and taxes. There are options to prolong all office rental agreements.

Remaining leasing contracts concern leasing of cars, copying machines and other office equipment. The total amounts of future minimum rental commitments on December 31, 2001, pertaining to car and office equipment leasing agreements are listed below.

YEAR

2002                                           1,642
2003                                           1,187
2004                                             279
2005                                              30
                                            ---------
TOTAL                                          3,138
                                            =========

The corresponding leasing expenses amounted to SEK 2,005,000 for the year ended December 2001, SEK 1,702,000 for the year ended December 31, 2000 and SEK 2,151,000 for the year ended December 31, 1999.


-------------------------------------------------------------------------------
NOTE 21 COMMITMENTS
-------------------------------------------------------------------------------

In addition to the agreements concerning operating leases mentioned in note 20, the Company has entered into research and development agreements, agreements with sub-contractors and agreements concerning purchases of other services. The expenses for these agreements amounted to approximately SEK 17,575,000 for the year ended December 31, 2001, approximately SEK 17,505,000 for the year ended December 31, 2000 and approximately SEK 14,085,000 for the year ended December 31, 1999.

The total amount of future expense commitments on December 31, 2001, pertaining to these agreements are listed below.

             YEAR
             2002                                                6,713
             2003                                                  278
                                                             ----------
             TOTAL                                               6,991
                                                             ----------

From 1989 to 1992, Astra was a shareholder in the Company and contributed to the financing of the initial research behind and development of Emdogain. On December 31, 1992, Astra, the Company and certain of the Company's other shareholders signed an agreement under the terms of which Astra withdrew from its commitment to finance R&D for products relating to Emdogain, as well as other license agreements between the Company and Astra. As a part of the final settlement with Astra, it was agreed that, until December 31, 2009, Astra would receive a royalty of 2.5% of all commercial revenues (minus deductions for V.A.T. and customs duty) from the dental application areas of the two patents pertaining to Emdogain owned by the Company as at December
31, 1992. For 2001 the above royalty amounted to approximately SEK 2,683,000 (2000 SEK 2,167,000 and 1999 SEK 1,779,000) regarding normal sales of Emdogain.

In September 1998 Biora acquired the remaining 50% of the shares in Biora SA Ltd for the price of SEK 0. Concurrently a royalty agreement with the former minority owners was signed. It was agreed that the former minority owners would receive a royalty of 15% of the invoiced sales of Biora to the new external distributor in South Africa during the years 1999-2001 and 10% royalty of these sales in the years 2002-2003. For 2001 this royalty amounted to approximately SEK 26,000 (2000 SEK 16,000 and 1999 SEK 12,000).

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

See note 17 (a) concerning commitments in connection with the conditional loan from the Swedish Industrial Fund.

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


-------------------------------------------------------------------------------
NOTE 22 U.S. GAAP INFORMATION
-------------------------------------------------------------------------------

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

                                                                      As of December 31,
                                                      ---------------------------------------------------
                                                           1999                2000                 2001
                                                      ---------------------------------------------------
Net loss under Swedish GAAP                             -86,739             -76,149              -25,095
Capitalization of certain R&D costs (a)                    -462              -1,355                 -589
Reversal of R&D expenses (b)                              9,406              11,349                  932
Amortization of patents  ('c)                                 -                   -                  519
Hedging of future cash flows (g)                           -652                 378                  -83
Receivable on SPP concerning pension fee surplus (i)          -                -250                  250
NET LOSS UNDER U.S. GAAP                                -78,447             -66,027              -24,066
                                                      ===================================================
BASIC EPS (D)
Net loss per Ordinary Share                               -3.70               -3.11                -1.09
                                                      ===================================================
Net loss per ADS                                          -7.40               -6.23                -2.19
                                                      ===================================================
DILUTED EPS (D)
Net loss per Ordinary Share                               -3.70               -3.11                -1.09
                                                      ===================================================
Net loss per ADS                                          -7.40               -6.23                -2.18
                                                      ===================================================


                                                                       As of December 31,
                                                      ---------------------------------------------------
                                                           1999                2000                 2001
                                                      ---------------------------------------------------
Shareholders' equity under Swedish GAAP                 127,406              50,915               55,870
Capitalization of certain R&D costs (a)                 -12,497              -2,503               -2,159
Amortization of patents ('c)                             -1,715              -1,715               -1,196
Conditional shareholders' contribution (f)               -7,510              -7,510               -7,510
Hedging of future cash flows (g)                           -652                -274                 -357
warrant premiums received (h)                             5,505               5,506                    -
Receivable on SPP concerning pension fee surplus (i)          -                -250                    -
SHAREHOLDERS' EQUITY UNDER U.S. GAAP                    110,537              44,169               44,648
                                                      ===================================================


Those differences which have a significant effect on the consolidated net loss and shareholders' equity are described as follows:

(a) CAPITALIZATION OF CERTAIN R&D COSTS

In accordance with Swedish GAAP, the Company has capitalized certain R&D costs. Equipment solely intended for R&D purposes is reported as tangible long-term assets. According to U.S. GAAP, R&D costs are expensed as incurred.

(b) REVERSAL OF R&D expenses

According to Swedish GAAP, capitalized R&D costs and capitalized R&D equipment are amortized over their estimated useful lives. Since such costs have been previously expensed for U.S. GAAP purposes, amortization of capitalized R&D costs and equipment recorded for Swedish GAAP purposes is reversed in the reconciliation to U.S. GAAP.

(c) AMORTIZATION OF PATENTS

The Company commences the amortization of patents when the products relating to the patents are fully commercially available. Under U.S. GAAP amortization of patents should commence at the date of acquisition.

(d) BASIC / DILUTED EPS

Net loss per Ordinary Share has been calculated on the basis of the weighted average number of shares outstanding, 22,014,211 (21,203,800 number of shares for 1999 and 2000).

Net loss per ADS is based upon a ratio of two Ordinary Shares to each ADS.

The impact of warrants (see note 15) has not been taken into consideration, as the effect would be antidilutive.

(e) INCOME TAXES

The Company does neither account for any deferred tax liability resulting from untaxed reserves nor account for any other deferred taxes, since the amounts concerned are immaterial. The Company has not recorded any deferred tax benefits from tax loss carry forwards and does not have any deferred tax liabilities recognized for Swedish purposes. Under U.S. GAAP, deferred taxes are established on all temporary differences between the book basis and the tax basis of assets and liabilities. Deferred tax assets, which include the tax effect of tax loss carried forward, are reduced by a valuation allowance to the amount that is "more likely than not" to be realized.

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

                                                          As of December 31,
                                       ------------------------------------------------------
                                               1999                2000                 2001
                                       ------------------------------------------------------
GROSS DEFERRED TAX ASSETS:
Tax loss carried forward                    110,273             136,916              153,641
Capitalized costs for tax purposes            2,944                   -                    -
                                        ------------         -----------          -----------
TOTAL                                       113,217             136,916              153,641
Less valuation allowance                   -113,217            -136,916             -153,641
                                        ------------         -----------          -----------
NET DEFERRED TAX ASSETS                           -                   -                    -
                                        ============         ===========          ===========


(f) CONDITIONAL SHAREHOLDERS' CONTRIBUTION
The conditional shareholders' contribution increases shareholders' equity under Swedish GAAP. Under U.S. GAAP such shareholders' contribution is classified outside of Shareholders' equity due to the conditional nature of the potential repayment.

g) HEDGING OF FUTURE CASH FLOWS
Under Swedish GAAP unrealized gains and losses on forward exchange contracts that are used to hedge anticipated transactions are deferred and are recognized as an adjustment of the measurement of the transaction when it actually occurs. Under U.S. GAAP the Company has marked to market and therefore hedge accounting has not been applied for derivative financial instruments.

h) WARRANT PREMIUMS RECEIVED
As per December 31, 2000, warrant premiums received regarding not yet exercised warrants were accounted for as long-term liabilities. As per December 31, 2001, warrant premiums received regarding not matured and not yet exercised warrants were reclassified to restricted equity.
Under U.S. GAAP warrant premiums are disclosed as equity.

(i) RECEIVABLE ON SPP CONCERNING PENSION FEE SURPLUS
A pension fee surplus at SPP has been disclosed as Other operating income in accordance with Swedish GAAP. Under U.S. GAAP such pension fee surplus can only be accounted for as income if cash has been received by the Company, or the surplus is available to reduce contributions due by the Company for the current fiscal year.

(j) COMPREHENSIVE INCOME/LOSS

                                                                            Accumulated Other
                                                    Comprehensive           Comprehensive
                                                    income / loss           income / loss
                                                    ------------------------------------------
BALANCE AT DECEMBER 31, 1998                                                      -3,965
Comprehensive loss:
Net loss                                                -86,739
Adjustment of currency translation adjustment                 -                      -15
Currency translation adjustment                             175                      175
                                                    ------------            -------------
Total comprehensive loss                                -86,564
                                                    ============

BALANCE AT DECEMBER 31, 1999                                                      -3,805
Comprehensive loss:
Net loss                                                -76,149
Currency translation adjustment                            -342                     -342
                                                                            -------------
                                                    ------------
Total comprehensive loss                                -76,491
                                                    ============

BALANCE AT DECEMBER 31, 2000                                                      -4,147
                                                                            =============

Comprehensive loss:
Net loss                                                -25,095
Currency translation adjustment                            -181                     -181
                                                                            -------------
                                                    ------------
Total comprehensive loss                                -25,276
                                                    ============

BALANCE AT DECEMBER 31, 2001                                                      -4,328
                                                                            =============



-------------------------------------------------------------------------------
Note 23 U.S. GAAP Condensed Information
-------------------------------------------------------------------------------

As a result of the U.S. GAAP differences described in Note 22, certain statement of operations and balance sheet captions in the Company's Consolidated Financial Statements would be different on a U.S. GAAP basis. The following schedules present the Condensed Consolidated Income Statements and Balance Sheets of the Company in conformity with U.S. GAAP.


CONDENSED CONSOLIDATED INCOME STATEMENTS - U.S. GAAP BASIS

                                                                                     Year Ended December 31,
                                                                  --------------------------------------------------------------
                                                                          1999                    2000                     2001
                                                                  --------------------------------------------------------------
Product sales                                                           73,556                  89,160                  110,677
Contract revenue                                                             -                       -                        -
                                                                  --------------------------------------------------------------
TOTAL REVENUES                                                          73,556                  89,160                  110,677

Cost of goods sold                                                     -15,470                 -21,148                  -22,797
                                                                  --------------------------------------------------------------
GROSS PROFIT                                                            58,086                  68,012                   87,880

Selling expenses                                                       -90,783                 -78,387                  -76,998
Administrative expenses                                                -18,505                 -25,437                  -22,880
Research and development costs                                         -32,653                 -32,795                  -25,925
Other operating income                                                   4,001                     393                   16,299
Other operating expenses                                                -3,659                    -375                   -3,811
                                                                  --------------------------------------------------------------
LOSS FROM OPERATIONS                                                   -83,513                 -68,589                  -25,435

Interest income                                                          5,231                   3,095                    1,630
Interest expense                                                           -11                    -365                     -227
                                                                  --------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                               -78,293                 -65,859                  -24,032

Income taxes                                                              -154                    -168                      -34
                                                                  --------------------------------------------------------------
NET LOSS                                                               -78,447                 -66,027                  -24,066
                                                                  ==============================================================




CONDENSED CONSOLIDATED BALANCE SHEETS - U.S. GAAP BASIS

ASSETS                                                                                 As of December 31,
                                                                  --------------------------------------------------------------
                                                                          1999                    2000                     2001
                                                                  --------------------------------------------------------------
Cash and cash equivalents                                              112,804                  53,755                   51,471
Accounts receivable - trade                                              9,281                   9,173                   12,942
Other current assets                                                    10,701                  11,939                   16,389
                                                                  --------------------------------------------------------------
Total current assets                                                   132,786                  74,867                   80,802
                                                                  --------------------------------------------------------------

Patents                                                                  4,344                   5,397                    5,752
Property, machinery and equipment - net                                  8,518                   3,939                    1,579
Other long-term receivables                                              2,876                   2,553                      634
                                                                  --------------------------------------------------------------
Total long-term assets                                                  15,738                  11,889                    7,965
                                                                  --------------------------------------------------------------

Total assets                                                           148,524                  86,756                   88,767
                                                                  ==============================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                                 As of December 31,
                                                                  --------------------------------------------------------------
                                                                          1999                    2000                     2001
                                                                  --------------------------------------------------------------
Accounts payable - trade                                                 7,600                   8,973                    7,522
Other current liabilities                                               22,433                  23,443                   28,782
                                                                  --------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                               30,033                  32,416                   36,304
                                                                  --------------------------------------------------------------

Other long-term liabilities                                              7,954                  10,171                    7,815
                                                                  --------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                              7,954                  10,171                    7,815
                                                                  --------------------------------------------------------------

SHAREHOLDERS' EQUITY                                                   110,537                  44,169                   44,648
                                                                  --------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             148,524                  86,756                   88,767
                                                                  ==============================================================



-------------------------------------------------------------------------------
NOTE 24 ADDITIONAL U.S. GAAP DISCLOSURES
-------------------------------------------------------------------------------

The Company's single operating segment is research, production and marketing of products for treatment of diseases in the oral cavity. The Company's manufacturing facilities are located in Sweden.

(i) GEOGRAPHIC SEGMENT INFORMATION

The following geographic segment data is presented on a U.S. GAAP basis. Sales are reported by location of customer.

                                                         Year Ended December 31,
                                      --------------------------------------------------------------
                                              1999                    2000                     2001
                                      --------------------------------------------------------------
SALES:
Sweden                                       2,215                   2,546                    2,989
Other Nordic countries                       2,544                   2,516                    3,064
Germany / Austria                           31,204                  23,787                   33,943
Switzerland                                  1,781                   1,914                    1,430
U.S.                                        47,773                  67,656                   85,518
Canada, Mexico                               1,308                   2,239                    3,302
Italy                                        8,337                   9,632                    9,410
Benelux countries                            5,329                   4,847                    3,503
U.K.                                         1,357                   1,914                    1,460
Japan                                        6,902                   6,034                        0
Other countries                              1,449                   3,329                    5,141
Inter-area elimination                     -36,643                 -37,254                  -39,083
                                      --------------------------------------------------------------
TOTAL SALES                                 73,556                  89,160                  110,677
                                      ==============================================================


                                                         Year Ended December 31,
                                      --------------------------------------------------------------
                                              1999                    2000                     2001
                                      --------------------------------------------------------------
LONG-TERM ASSETS:
Sweden                                      10,586                   8,803                    5,952
Germany / Austria                            1,470                     944                      624
Switzerland                                      -                       -                        -
U.S.                                         2,254                   1,150                      583
Italy                                          337                     119                       89
Benelux countries                            1,040                     873                      717
U.K                                             50                       -                        -
Other countries                                  -                       -                        -
                                      --------------------------------------------------------------
TOTAL LONG-TERM ASSETS                      15,737                  11,889                    7,965
                                      ==============================================================



(ii) EXPORT SALES


Export sales from Sweden to unaffiliated customers by destination are as follows:

                                                         Year Ended December 31,
                                      --------------------------------------------------------------
                                              1999                    2000                     2001
                                      --------------------------------------------------------------
Other Nordic countries                       2,544                   2,516                    3,064
Canada and Mexico                            1,308                   2,196                    3,302
Greece                                         265                     383                      547
Israel                                         231                     705                    1,144
Japan                                        6,902                   6,034                        0
France                                         320                   1,218                    1,003
Spain                                          318                     466                      676
Poland                                         207                     246                      517
Taiwan                                           -                       -                      861
Other countries                                108                     290                      274
                                      --------------------------------------------------------------
Total export sales                          12,203                  14,054                   11,388
                                      ==============================================================


(iii) MAJOR CUSTOMERS

No single customer represents 10% of sales for any of the periods presented.


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

The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management.

                                                                As of December 31,
                                      --------------------------------------------------------------------------
                                              1999                    2000                     2001
                                      --------------------------------------------------------------------------
                                          Notional      Credit    Notional       Credit    Notional      Credit
                                            Amount    Exposure      Amount     Exposure      Amount    Exposure
                                      --------------------------------------------------------------------------
                                                               (SEK in million)
Forward foreign exchange contracts             47           0          29            0          22           0


The forward foreign exchange contracts described in the table above are used by the Company primarily to manage its foreign currency risk with respect to anticipated transactions and assets and liabilities denominated in foreign currencies.

The following table summarizes by major currency the contractual amounts of the Company's forward exchange contracts in Swedish kronor. Foreign currency amounts are translated at rates prevailing at December 31, 2001. The "buy" amounts represent Swedish kronor equivalents of commitments to purchase foreign currencies, and the "sell" amounts represent the Swedish kronor equivalent of commitments to sell foreign currencies. Amounts in the table below include forward exchange contracts designed to hedge foreign currency risks from both future cash flows from anticipated transactions and the translation of receivables and liabilities denominated in foreign currencies.

                                                                   As of December 31,
                                      --------------------------------------------------------------------------
                                              1999                    2000                     2001
                                      --------------------------------------------------------------------------
                                               Buy        Sell         Buy         Sell         Buy        Sell
                                      --------------------------------------------------------------------------
                                                               (SEK in million)
USD                                              -          10           -            9           -          15
EUR                                              -          10           -            8           -           4
JPY                                              -          27           -           12           -           3
                                      --------------------------------------------------------------------------
Total                                            -          47           -           29           -          22
                                      ==========================================================================



(v) FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB Statement No. 107 "Disclosures about Fair Value of Financial
Instruments" requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance-sheet, for which it is practicable to estimate fair value. At December 31, 1999, 2000, and at December 31, 2001, the fair value of the Company's financial instruments were insignificant.


(vi) NEW ACCOUNTING PRONOUNCEMENTS

Biora has not adopted any new accounting principles for the financial year 2002 under Swedish GAAP.

In June 2001, the FASB issued SFAS No. 141, Business Combinations, (SFAS No.
141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption.

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001 and SFAS No. 142 is effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 but before SFAS No. 142 is adopted are not amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment prior to the full adoption of SFAS No. 142. The company did not complete any purchase business combinations after June 30, 2001 and prior to the adoption of SFAS No. 142, thus there was no effect on the current year financial statements from the adoption of SFAS No. 141.

Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life.

SFAS No. 142 requires the Company to perform a transitional goodwill impairment evaluation to assess whether there is an indication that goodwill is impaired as of the date of adoption. The Company must identify its reporting units, determine the carrying value and fair value of each reporting unit, and compare those values. To the extent the carrying amount of a reporting unit exceeds the fair value, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit goodwill, which is determined by allocating the fair value to all assets and liabilities in a manner similar to a purchase price allocation prescribed by SFAS No. 141, with the carrying amount of the reporting unit goodwill to determine whether any transitional impairment loss should be recognized. The Company is currently completing its determination of the effect of the adoption of SFAS No. 142.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company is currently reviewing the impact of the future adoption of SFAS No.143.

In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002 and is currently completing its determination of the effect of the adoption of the standard.

In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

Effective January 1, 2002, the Company adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products. EITF Issue No.01-9 codifies and reconciles the Task Force consensuses on all or specific aspects of EITF Issues No. 00-14, "Accounting for Certain Sales Incentives," No.00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentives Offers, and Offers for Free Products or Services to be Delivered in the Future," and No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" and identifies other related interpretive issues. The company does not anticipate any material reclassification or change in operating income when adopting EITF Issue No. 01-9.


-------------------------------------------------------------------------------
Note 25 U.S. GAAP WARRANTS
-------------------------------------------------------------------------------

As described in Note 15 the Company has issued a number of warrant programs.

           Warrants activity during the years ended December 31 1999, 2000 and 2001 is as follows:

                                                1999                            2000                               2001
                                    ----------------------------   ------------------------------   ------------------------------
                                    Warrants    Weighted Average    Warrants     Weighted Average    Warrants     Weighted Average
                                                  Exercise Price                   Exercise Price                   Exercise Price
                                    ----------------------------   ------------------------------   ------------------------------
Outstanding at beginning
  of year                            619.750         75.78          631.250            76.77          649.250             78.25
Granted                               11.500        130.00           18.000           130.00          255.500             17.00
Exercised                                  -             -                -                -                -                 -
Forfeited                                  -             -                -                -          560.000             70.00
                                    ----------------------------   ------------------------------   ------------------------------
Outstanding at end of year           631.250         76.77          649.250            78.25          344.750             46.25
                                    ============================   ==============================   ==============================
Exercisable at end of year           560.000         70.00          560.000            70.00              N/A               N/A
                                    ============================   ==============================   ==============================

Weighted average fair value of
warrants granted during the year                      0.05                              0.05                                3.6
                                    ============================   ==============================   ==============================


Warrants outstanding at December 31, 2001 are as follows:

                                                         Warrants Outstanding
                                    -------------------------------------------------------------------
                                          Warrants               Remaining               Exercise Price
Exercise price                                                 Contractual life
                                    -------------------------------------------------------------------
SEK 130.00                                  89.250                    0.42                      130.00
SEK 17.00                                  255.500                    2.75                       17.00
                                    ---------------
                                           344.750
                                    ===============


None of these outstanding warrants are exercisable as of December 31, 2001. Biora adopted the disclosure provisions of Statement of Financial Accounting Standard 123, "Accounting for Stock-Based Compensation" but continues to measure stock-based compensations cost in accordance with APB Opinion 25 and its related interpretations for the purposes of the US GAAP reconciliation. If Biora had measured compensation cost for the Biora stock options granted in 1997 and 1998 under the fair value based method prescribed by FASB 123, net loss under U.S. GAAP would have changed to the pro forma amounts set forth below. The employees are required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. Accordingly, under the provisions of FASB 123, no compensation expense results.

Net loss under US GAAP            1999               2000               2001
                             ----------        -----------         ----------

Reported                       (78,447)           (66,027)           (24,066)
Proforma                       (78,447)           (66,027)           (24,066)


The fair value of the Biora warrants granted to Biora Employees used to compute pro forma net loss disclosures were estimated on the date of the grant using the Black-Sholes options-pricing model based on the following weighted average assumptions by Biora:

                              1999-10-29       2000-12-12           6/27/01
                            -------------    --------------      -----------
Risk free interest                 5.00%             5.00%            4.90%
Expected life term            2002-05-31        2002-05-31          9/30/04
Expected volatility                  26%               26%              40%
Expected dividend yield                0                 0                0



-------------------------------------------------------------------------------
NOTE 26 PLEDGED ASSETS AND CONTINGENT LIABILITIES
-------------------------------------------------------------------------------

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


-------------------------------------------------------------------------------
NOTE 27 ACQUISITIONS OF SHAREHOLDINGS IN SUBSIDIARIES
-------------------------------------------------------------------------------

In February 1999 the wholly-owned subsidiary Biora BioEx AB was established for research and development of products for treatment of wounds and infections outside the oral cavity.


-------------------------------------------------------------------------------
NOTE 28 SUBSEQUENT EVENTS - UNAUDITED
-------------------------------------------------------------------------------

Biora AB delisted from the Nasdaq National Market January 31, 2002. Biora's ADR's are quoted on the Over- the-Counter ("OTC") Market with bid and ask prices published and distributed by Pink Sheets LLC as of February 1, 2002.

In February 1999 the wholly-owned subsidiary Biora BioEx AB was established for research and development of products for treatment of wounds and infections outside the oral cavity.


-------------------------------------------------------------------------------
NOTE 28 SUBSEQUENT EVENTS - UNAUDITED
-------------------------------------------------------------------------------

Biora AB delisted from the Nasdaq National Market January 31, 2002. Biora's ADR's are quoted on the Over-the-Counter ("OTC") Market with bid and ask prices published and distributed by Pink Sheets LLC as of February 1, 2002.