Form 20-F
period 2002-12-31
BIORA AB
filed 2003-06-30
CIK 1030739

As Filed with the Securities and Exchange Commission on June 30, 2003

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F
               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002
                        Commission file number 0-29076

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

       Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002.

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

            Item 17: |_|                             Item 18: |X|

                               TABLE OF CONTENTS

                                                                      Page
INTRODUCTION

Item 1.                                                           Not Applicable

Item 2.                                                           Not Applicable

Item 3.    Forward-Looking Statements                                   2
           Key Information                                              3
           3.A.      Selected financial data                            3
           3.B.      Not applicable                                     6
           3.C.      Not applicable                                     6
           3.D.      Risk Factors                                       6

Item 4.    Information on the Company                                   9
           4.A.      History and Development of Biora                   9
           4.B.      Business Overview                                  10
                     Research & Development                             14
                     Business Strategy                                  22
                     Market Overview                                    23
                     Marketing                                          23
           4.C.      Organizational Structure                           27
           4.D.      Property, plants and equipment                     27
                     Competition                                        28
                     Intellectual Property                              29
                     Raw Materials                                      30
                     Government Regulation                              30

Item 5.    Operating and Financial Review and Prospects Overview        33
           5.A.      Operating results                                  34
           5.B.      Liquidity and Capital Resources                    35
           5.C.      Research and development, patents and licenses     40
           5.D.      Trend information                                  41

Item 6.    Directors, Senior Management and Employees                   41
           6.A.      Directors and Senior Management                    41
           6.B.      Compensation                                       43
           6.C.      Board Practice                                     46
           6.D.      Employees                                          46
           6.E.      Share Ownership                                    46

Item 7.    Major Shareholder and Related Transactions                   47
           7.A.      Major shareholders                                 47
           7.B.      Related Party Transactions                         47
           7.C.      Interests of experts and counsel                   48

Item 8.    Financial Information                                        48
           8.A.      Consolidated statements and other
                     financial information                              48
           8.B.      Significant changes                                48

Item 9.    The Offer and Listing                                        48
           9.A.      Offer and listing details                          48
           9.B.      Plan of distribution                               49
           9.C.      Markets                                            49

Item 10.   Additional Information                                       52
           10.A.     Share Capital                                      52
           10.B.     Memorandum and Articles of Association             52
           10.C.     Material Contracts                                 52
           10.D.     Exchange Controls                                  53
           10.E.     Taxation                                           53
           10.G.     Statements by experts                              56
           10.H.     Documents on display                               56
           10.I.     Subsidiary Info                                    56

Item 11.   Quantitative and Qualitative Disclosures
           About Market Risk                                            57

Item 12.                                                          Not Applicable

Item 13.                                                          Not Applicable

Item 14.                                                          Not Applicable

Item 15.   Controls and Procedures                                      60

Certifications                                                          62

Item 18.   Financial Statements
           Consolidated Financial Statements                            F-1

Item 19.   Exhibits                                                     S-1



INTRODUCTION

Special Note Regarding Forward Looking Statements

         This Annual Report contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are contained in Item 4 - Information on the Company and Item 5 - Operating Financial Review and Prospects and may be identified by the use of forward-looking terminology such as may, will, intend, expect, anticipate, estimate, believe, plan or other variations thereon or other comparable terminology, and include statements concerning strategies and objectives of management for future operations and assumptions related thereto. These statements are based upon management's current expectations and beliefs concerning future events as they may affect the Company and therefore are subject to numerous uncertainties, many of which are beyond the control of the Company. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, without limitation: (i) the timing and cost involved in the pre-clinical and clinical testing of and obtaining regulatory approval for the Company's products and indications under development, (ii) market acceptance of the Company's technologies, products and indications, (iii) the cost and success of the Company's strategy to expand its own marketing and sales force, (iv) competitive pressures arising from changes in technology or product development, or changes in competitor's pricing for products, (v) changes in the degree of protection created by the Company's patents and other intellectual property rights, (vi) changes in general economic conditions, including inflation or fluctuations in interest or foreign exchange rates,
(vii) the ability of the Company to expand its production capabilities and
(viii) changes in business strategy.

         The Company assumes no obligation to update any particular forward-looking statement in light of future events.


ITEM 3. KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

         The following selected consolidated financial data as at December 31, 1998, 1999, 2000, 2001 and 2002 and for each of the years ended December 31, 1998, 1999, 2000, 2001 and 2002 have been derived from, and are qualified by reference to, the Company's Consolidated Financial Statements and Notes thereto. The Company's Consolidated Financial Statements are prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. A reconciliation of differences that significantly affect the determination of consolidated results of operations and shareholders' equity as at December 31, 2000, 2001 and 2002 and for each of the years then ended is set forth in Note 22 of Notes to the Consolidated Financial Statements. The following data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and the Operating and Financial Review and Prospects Overview, which are included elsewhere herein.


                                                                      Year Ended December 31,
                                            ----------------------------------------------------------------------------
                                                     1998           1999          2000      2001       2002        2002
                                                    (SEK)          (SEK)         (SEK)     (SEK)      (SEK)   US$(1)(2)

                                                           (In thousands, except per share data) (2) (7)

Income Data:

Swedish GAAP:
       Net sales                                   50 119         73 556        89 160   110 677    129 736      16 885
       Cost of goods sold (3)                     -10 864        -15 470       -21 148   -22 797    -23 014      -2 995
                                            ----------------------------------------------------------------------------
       Gross profit                                39 255         58 086        68 012    87 880    106 722      13 890

       Selling expenses                           -89 622        -90 783       -78 387   -76 998    -68 982      -8 978
       Administrative expenses                    -22 133        -18 505       -25 437   -22 880    -21 474      -2 795
       Research and development costs(4)          -39 980        -41 597       -42 789   -26 787    -16 686      -2 172
       Other operating income                      42 898          4 001           643    16 049      2 275         296
       Other operating expenses                    -1 946         -3 007          -753    -3 728     -2 723        -354
                                            ----------------------------------------------------------------------------
       Loss from operations                       -71 528        -91 805       -78 711   -26 464       -868        -113

Net result                                        -59 998        -86 739       -76 149   -25 095        681          89
Basic EPS
       Net result per Ordinary Share(7)             -2.83          -4.09         -3.59     -1.14       0.03        0.00
       Net result per ADS (7)                       -5.66          -8.18         -7.18     -2.28       0.06        0.01
Weighted average
shares outstanding(5)                              21 204         21 204        21 204    22 014     23 754      23 754

U.S. GAAP:
       Product sales                               50 119         73 556        89 160   110 677    129 736      16 885
       Contract revenue                               224              -             -         -          -           -
                                            ----------------------------------------------------------------------------
       Total revenues                              50 343         73 556        89 160   110 677    129 736      16 885

       Cost of goods sold (3)                     -10 864        -15 470       -21 148   -22 797    -23 014      -2 995
                                            ----------------------------------------------------------------------------
       Gross profit                                39 479         58 086        68 012    87 880    106 722      13 890

       Selling expenses                           -89 622        -90 783       -78 387   -76 998    -68 982      -8 978
       Administrative expenses                    -22 133        -18 505       -25 437   -22 880    -21 474      -2 795
       Research and development costs(4)          -37 233        -32 653       -32 795   -25 925    -18 131      -2 360
       Other operating income                      42 674          4 001           393    16 299      2 275         296
       Other operating expenses                    -1 946         -3 659          -375    -3 811     -2 395        -312
                                            ----------------------------------------------------------------------------
       Loss from operations                       -68 781        -83 513       -68 589   -25 435     -1 985        -259

Net loss                                          -57 251        -78 447       -66 027   -24 066       -436         -57
Basic EPS
       Net loss per Ordinary Share(7)               -2.70          -3.70         -3.11     -1.09      -0.02       -0.00
       Net loss per ADS (7)                         -5.40          -7.40         -6.23     -2.19      -0.04       -0.00
Weighted average
shares outstanding(5)                              21 204         21 204        21 204    22 014     23 754      23 754

Consolidated Balance Sheet Data:

Swedish GAAP:

Cash and cash equivalents                         187 048        112 804        53 755    51 471     51 347       6 683
Total assets                                      247 186        162 736        91 224    92 122     86 634      11 275
Long-term borrowings                                5 872          5 949         8 167       305        269          35
Shareholders' equity / deficit                    213 970        127 406        50 915    55 870     56 215       7 316

Share Capital                                         848            848           848       950        950         124
Number of shares (in thousands)                    21 204         21 204        21 204    23 754     23 754      23 754

U.S. GAAP:

Total assets                                      224 030        148 524        86 756    88 767     81 834      10 651
Shareholders' equity / deficit                    188 779        110 537        44 169    44 648     43 876       5 710

(1)        Solely for convenience, kronor amounts have been translated into U.S. dollars at the Noon Buying Rate on
           June 13, 2003 of U.S. $1.00 = SEK 7.6835.

(2)        Amounts may not total due to rounding.

(3)        The royalty payments to AstraZeneca of 2.5 percent on sales of Emdogain was reclassified starting in
           1998 as a cost of goods sold instead of Research and Development cost in previous years.

(4)        Total research and development costs incurred were SEK 40.0 million, SEK 41.6 million, SEK 42.8 million,
           SEK 26.8 million and SEK 16.7 million for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 respectively. The royalty payments to AstraZeneca of 2.5 percent on sales of Emdogain, has been reclassified from an R&D expense to a cost of goods sold. In accordance with the Company's accounting principles under Swedish GAAP, a portion of research and development costs were capitalized commencing in 1993. Under U.S. GAAP such amounts would have been expensed as incurred.

(5)        The weighted average number of Ordinary Shares outstanding for each year includes the effect of Ordinary
           Shares subscribed from the date such shares were paid for. The effect of the warrants has not been included in the computation of loss per Ordinary Share as it would be anti-dilutive.

(6)        In 1998, Swedish companies were required to revise the presentation of their financial statements in accordance with the Swedish Annual Accounts Act (the "SAAA"). Accordingly, the Company's Consolidated
           Financial Statements in 1998 and thereafter have been prepared in accordance with the SAAA.

(7)        The impact of the Company's common stock equivalents has not been considered in the computation of net loss per share, as the effect would be anti-dilutive.


Exchange Rate Information

The following table sets forth, for the periods and dates indicated, the exchange rate for the U.S. dollar against the kronor based on the Noon Buying Rate.


                                                         Kronor/Dollar Exchange Rates
                                                             (Kronor per Dollar)

Period End                                      Average(1)            High          Low
----------------------------------------------------------------------------------------------

Year ended December 31,

1998                           8.1030           7.9148             8.1440            7.5800
1999                           8.5050           8.3007             8.6500            7.7060
2000                           9.4440           9.2324            10.1238            8.6350
2001                          10.4571          10.4328            11.0270            9.3250
2002                           8.6950           9.4820            10.7290            8.6950



Period End                                    Average(2)            High            Low
---------------------------------------------------------------------------------------------

Jan, 31, 2003                 8.6140           8.6368              8.7920           8.4750
Feb, 28, 2003                 8.5050           8.4837              8.5650           8.4100
Mar, 31, 2003                 8.4735           8.5440              8.7030           8.3650
Apr, 30, 2003                 8.1700           8.4313              8.6425           8.1700
May 30, 2003                  7.7654           7.9213              8.1470           7.7479

(1) Represents the average of the Noon Buying Rates on the last business day of each full month during the relevant period.

(2) Represents the average of the Noon Buying rates in each day during the relevant period



The following table sets forth, for the periods and dates indicated, the exchange rate for the Euro against the kronor.

                                                       Kronor/Euro Exchange Rates
                                                           (Kronor per Euro)

Period End                                 Average(1)            High               Low
----------------------------------------------------------------------------------------------
Year ended December 31,

1998                        9.4700         8.9288                9.7100             8.4500
1999                        8.5635         8.8076                9.5400             8.5500
2000                        8.8570         8.4465                8.8740             8.0850
2001                        9.4190         9.2516                9.9410             8.8400
2002                        9.1925         9.1627                9.5150             8.9765

----------------------------------------------------------------------------------------------
Period End                                 Average(2)             High              Low
----------------------------------------------------------------------------------------------

Jan, 31, 2003               9.1995         9.1775                 9.2480            9.0670
Feb, 28, 2003               9.1230         9.1499                 9.2545            9.0940
Mar, 31, 2003               9.2305         9.2221                 9.2955            9.1640
Apr, 30, 2003               9.1145         9.1585                 9.2450            9.1085
May 30, 2003                9.1415         9.1541                 9.1985            9.0860


(1) Represents the average of Buying Rates for 250 quotes per year by Ranteborsen AB during the relevant period.

(2) Represents the average of the Noon Buying rates in each day during the relevant period.



Because a substantial portion of the Company's revenues and expenses is expected to be denominated in currencies other than kronor, results of operations and cash flows may be materially affected by movements in the exchange rate between the kronor and the respective currencies to which the Company is exposed. For information regarding the effects of currency fluctuations on Biora's results see "Quantitative and Qualitative Disclosure about Market Risk -- Impact of Currency Fluctuations and Inflation."

Fluctuations in the exchange rate between the kronor and the dollar will affect the dollar equivalent of the kronor price of the Ordinary Shares traded on the Stockholm Stock Exchange. Such fluctuations will also affect the dollar amounts received by holders of Ordinary Shares on conversion of cash dividends, if any, paid in kronor on the Ordinary Shares. The Company does not anticipate paying cash dividends on its Ordinary Shares in the foreseeable future.


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

         Biora's success will depend in part on its ability to obtain patent protection for its products and processes, to preserve its trade secrets and to operate without infringing or violating the proprietary rights of third parties. As of May 1, 2003, Biora owned seven United States patents, five European patents and two Japanese patents, as well as several patents in various countries. The patent positions of firms involved in the development and manufacture of biology-based products, including Biora, are uncertain and involve complex legal and technical questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the United States Patent Office or enforced by the federal courts. In addition, there can be no assurance that any patents granted to Biora will not be challenged, invalidated or circumvented. Moreover, there can be no assurance that any patent applications filed by Biora will result in patents being issued, or that any patents issued will afford meaningful protections against competitors with similar technology. Litigation, which could result in substantial costs to Biora, may be necessary to enforce any patents issued to Biora or to determine the scope and validity of the proprietary rights of others. In addition, competitors of Biora may obtain patents claiming products or processes that are necessary for or useful to the development use or manufacture of Biora's products. Such competitors can bring legal actions against Biora claiming infringement and seeking damages and injunctive relief. While Biora believes that its current and proposed future activities will not infringe any valid patent heretofore issued, there can be no assurance that such activities will not be challenged in the future, that additional patents containing claims materially constraining the proposed activities of Biora will not be issued or that Biora will not become involved in costly, time-consuming litigation regarding patents, including actions brought to challenge or invalidate Biora's own patent rights. Such litigation or proceedings, if adversely determined, could subject Biora to significant liabilities to third parties, could require Biora to seek licenses from third parties and could prevent Biora from manufacturing or selling its products, any of which could have a material adverse effect on Biora's business, financial condition, prospects and results of operations.

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

         Biora's principal products EmdogainGel and PrefGel are, and the Company's products/projects under development will be, subject to regulation by the U.S. Food and Drug Administration ("FDA") and comparable agencies in Europe, Japan and elsewhere around the world. In the United States, the FDA enforces, where applicable, development, testing, registration, clearance or approval, labeling, manufacturing, notification, marketing, distribution, record keeping and reporting requirements for new drugs, medical devices, biologics and cosmetics. Noncompliance with applicable requirements can result in civil penalties, including product recalls, injunctions or product seizure, an inability to import products into the United States, the refusal by the U.S. government to approve or clear product approval applications, the withdrawal of previously approved product applications, and criminal prosecution. Similar remedies exist in other countries in which Biora's products may be sold. While Biora has received approval for the marketing of EmdogainGel as a medical device in Europe, Japan and the United States, there can be no assurance that Biora will be able to comply with additional requirements or that other proposed products that may be developed by Biora will be able to satisfy the current or future requirements and regulations of applicable regulatory authorities. There can be no assurance that government regulations applicable to the Company's products or the interpretation of those regulations will not change, and thereby prevent Biora from marketing some or all of its products temporarily or permanently, the occurrence of which could have a material adverse effect on Biora's business, financial condition, prospects and results of operations. See "Government Regulation."


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

         Although Biora anticipates that revenue from sales of EmdogainGel and its current cash balances will be sufficient to finance the Company's operations through at least the end of 2003, there can be no assurance that the Company will not require additional financing. However, while the Company believes that current trends in its revenues and costs support that the Company will break-even from a cash flow perspective without requiring additional financing, there can be no assurances that such trends will continue. Biora's future liquidity and capital requirements and its revenue and cost structure will depend upon numerous factors, including the extent to which EmdogainGel continues to gain market acceptance, the timing and cost involved in the clinical testing of and obtaining regulatory approval for its other products and projects under development, as well as the cost and success of the Company's strategy to find partners for non-dental projects.


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

         In September 1996, Euroventures Nordica made a conditional contribution to the shareholders' equity of Biora in the amount of SEK 7,510,052 ($977,426) through the conversion of outstanding loans, including accrued interest, made to Biora in the aggregate principal amount of SEK 7,160,419 ($931,922) and accrued interest of SEK 349,633 ($45,504). To the extent that the Company has funds available for dividends, and subject to the approval by the general shareholders' meeting of the Company, the Company will make repayments out of such funds to Euroventures Nordica in full satisfaction of its conditional contribution prior to making any dividend payments to other holders of Ordinary Shares.


ITEM 4. INFORMATION ON THE COMPANY

BUSINESS OF BIORA

4.A. HISTORY AND DEVELOPMENT OF BIORA

         Biora AB (publ) is a public company, with indefinite life, incorporated under the laws of the Kingdom of Sweden on December 16th, 1986. The address of the Company's registered office is SE 205 12, Malmo, Sweden, Telephone Number +46-40-32 13 33.

         Biora has one class of stock - ordinary shares - and has 23,753,800 of such ordinary shares outstanding as of April 1, 2003. Biora conducted an initial public offering of 7,475,000 of its ordinary shares in February 1997. These shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden and were quoted on the OTC Market (in the form of American Depositary Shares ("ADSs")) in the United States until December 9, 2002. (For more information see "Offer and Listing Details").

         The Company's principal capital expenditures for the past three years include patent applications SEK 2.7 million ($0.3 million) for 2002, SEK 1.7 million ($0.2 million) for 2001, and SEK 3.6 million ($0.5 million) for 2000.

         On April 7, 2003, Straumann Holding AG ("Straumann") announced a public offer to the shareholders of and to the holders of warrants issued by Biora. Straumann offered SEK 17 ($2.21) per ordinary share of Biora and SEK
1.50 ($0.20) for each employee warrant issued by Biora. Biora's Board of Directors retained Enskilda Securities to evaluate the Straumann offer and Enskilda Securities concluded that the Straumann offer was fair from a financial standpoint. The offer by Straumann of SEK 17 per ordinary share implied a premium of approximately 47 per cent compared to the average closing price of Biora ordinary shares during the 30 trading days prior to the announcement of the Straumann offer. Based on this premium, as well as the fairness opinion provided by Enskilda Securities, the Board unanimously recommended that Biora's shareholders and warrant holders accept the Straumann offer.

         On June 12, 2003, Straumann announced that it has acquired approximately 91 percent of the Ordinary Shares of Biora. Straumann has called for the compulsory acquisition of the remaining outstanding Biora Ordinary Shares. The Ordinary Shares will be de-listing from the "O-list" of the Stockholm Stock Exchange at the close of business on July 4, 2003.


4.B. BUSINESS OVERVIEW

         Biora develops, manufactures, and markets biotechnology-based products and its objective is to be the market leader within the field of biotechnology-based products that provide improved solutions to dentists in the treatment and care of their patients. The Company's primary sales target groups are specialists in the field of periodontology and dentists who treat patients with periodontal disease. At December 31, 2002, Biora had a total of 78 employees. The corporate headquarters is located in Malmo, Sweden and the two largest subsidiaries are in the United States and in Germany. Biora has built its business on enamel matrix proteins and Emdogain(R)Gel, the Company's principal product, is developed from this technology platform. Enamel matrix proteins play an important role in tooth development and in the formation of tooth-supporting structures. By coating the surface of an exposed dental root with EmdogainGel during periodontal surgery, new tooth-supporting structures are formed. By the end of 2002, EmdogainGel had been launched in approximately 25 countries. During 2000, the Company began focusing more on its existing customers in the key markets (United States, Germany and Japan) with the greatest growth opportunity. In Japan, Biora collaborates with its partner Seikagaku Corporation. EmdogainGel was approved in Japan in January 2001. A new product within the Emdogain family, EmdogainGel TS, was launched in certain markets during the fourth quarter of 2001. EmdogainGel TS provides dentists with an improved solution for treating patients with wide periodontal defects in the surrounding bone tissue. Research and development at Biora focuses on developing novel proprietary products for the dental market and on expanding the indications for EmdogainGel.

         The Company believes that its present lead product, EmdogainGel, offers its customers a more efficacious, cost-effective and convenient solution to the treatment of defects caused by periodontal disease than existing treatments. The key elements of the Company's strategy are to (i) focus on key markets i.e. Germany, US and Japan, (ii) develop new indications for EmdogainGel, (iii) license projects with non-dental indications to third-party partners, (iv) complement our existing product offering through research and development ("R & D").

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

         American surveys have estimated that advanced periodontal destruction affects about one in eight people. Advanced destruction increases with age, reaching a prevalence of over one-third among people aged over 55. Treatment of the initial stages of periodontal disease includes oral hygiene measures and scaling and root planing. Defects associated with the more advanced stages of periodontal disease require additional treatment, including surgical procedures and antibiotics. Based on industry statistics, there were approximately five million periodontal flap surgery procedures performed worldwide in 1995. The Company believes that the majority of the patients undergoing such surgeries could be candidates for Emdogain treatment. In an attempt to improve upon the results of conventional periodontal flap surgery, periodontists and dentists specializing in advanced dental treatment ("periodontal specialists") currently utilize adjunctive mechanical treatments e.g. membranes, bone filling materials and EmdogainGel in approximately 15-20% of the periodontal flap surgeries performed. In contrast to membranes and bone filling materials, EmdogainGel offers a biology-based treatment of periodontal defects with predictable results, rapid post-operative clinical healing, reduced patient discomfort, ease of use and no increase in treatment time. Consequently for these reasons, the Company believes that periodontal specialists and patients will prefer EmdogainGel and use the product more extensively than currently available treatments. In 1999, the Food and Drug Administration (FDA) also approved Emdogain, for use as an adjunct to a minimally invasive surgical technique. The FDA approval indicates that Emdogain could be utilized in conjunction with scaling and root planing for the treatment of periodontal intrabony defects. The FDA approval is for teeth in the "aesthetic zones", but Biora is currently not marketing Emdogain for use in minimally invasive surgical techniques.

         From its market launch Emdogain was delivered as two components -- one with the freeze-dried protein and the other with a solution, a "gel". When the original Emdogain was used the dentist had to mix both components. To simplify use, Biora developed a new formulation of Emdogain. The product, EmdogainGel, is stabilized as a pre-mixed gel and filled in a syringe and offers dentists a simplified solution, which is easy to use and saves time. EmdogainGel was launched in Europe during the second quarter of 2000, in the US during the first quarter 2001, and in Japan during the first quarter 2002, following the approval by MHW in December 2001. EmdogainGel has today replaced the original Emdogain in all markets.

         Biora markets EmdogainGel (i) through its own sales force in Sweden,
(ii) through wholly-owned subsidiaries in the United States and Germany), and
(iii) through distributors in Austria, Denmark, Canada, Japan, Italy, Israel, France, Spain, Portugal, Greece, the Czech Republic, Poland, Mexico, Norway, Puerto Rico, Brazil, Colombia, South Africa, Taiwan, Korea and Switzerland. Biora's International Customer Service is responsible for customer service in the Sweden, Finland, the BeNeLux countries (the Netherlands, Belgium and Luxemburg) and the United Kingdom.

         Given the relatively small number of periodontal specialists and the need for a highly specialized sales force, Biora markets and sells its products through its own marketing and sales organization in United States, Germany and in Sweden. In 2002, Biora continued to concentrate its resources in two key markets, the United States and Germany in order to increase the penetration of EmdogainGel in these markets. In Japan, another key market for EmdogainGel, the product was approved in December 2001. The Company intends to continue to strengthen its marketing and sales activities especially in the United States, Germany and Japan (through Seikagaku Corporation). Currently, EmdogainGel is sold through Biora AB and subsidiaries in 7 countries and through distributors in an additional 22 countries. The Company estimates that approximately 500,000 patients have been treated with Emdogain or EmdogainGel worldwide as of May 2003, as compared to 400,000 patients as of December 31, 2001. As of December 31, 2002 approximately 3200 American periodontists have bought Emdogain/EmdogainGel at least once since its introduction. Biora's penetration of the U.S. market was initially hindered by Emdogain receiving less exposure than originally anticipated when it was launched in April 1997, partly as a result of delays in the publication of reviews in industry journals. Biora's sales in the United States increased following publication of articles on Emdogain in The Journal of Clinical Periodontology in September 1997 and through the exposure received by Emdogain at the Conference of the American Academy of Periodontology (the "AAP") in October 1997. The single largest marketing activity in the United States remains the Annual Meeting of the American Academy of Periodontology.

         Germany is at present the biggest market for EmdogainGel in Europe. An increasing number of dentists perform surgical interventions to treat periodontitis in Germany. Sales in Germany began in 1996, and during 1998 sales in Germany more than doubled compared to 1997. During 2000, Biora GmbH sales decreased by 13 percent over 1999. A lack of managerial focus caused the stagnation of sales in the German market and local management was removed. After a period of refocus, new strategic direction and education of the sales force, a new General Manager was appointed in June 2000. Sales in 2002 amounted to SEK 27.2 million, an increase of 14 percent in SEK and 15 percent in local currency compared with 2001.

         Biora began marketing Emdogain in 1996 through its own sales force in Sweden and via a wholly owned subsidiary in Germany. As of May 1, 2003, Biora's penetration in percent of the estimated total number of flap surgeries performed in each of the markets was approximately ten percent in Sweden and approximately eight to ten percent in Germany. In Sweden, approximately 90 percent of the approximately 500 specialist and "perio-aware" customers in the country that treat advanced periodontitis have purchased Emdogain.

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


New dental products/indications

           -- The Company has recently completed a series of clinical studies using Emdogain to improve the result in patients with exposed root surface (recession defects). Many people lose part of the gum on the front side of the teeth, for example due to an inflammation or an improper tooth-brushing technique. These gum defects often cause increased sensitivity and shooting pains in the teeth. The Company received approval in EU for recession defects and has submitted an application to the FDA for this indication.

           -- The Company has completed a series of studies for the use of Emdogain in dental trauma in order to further strengthen the documentation of this indication. The dental trauma indication is approved in Europe, Canada and Brazil. The Company has at present no plans to submit an application of this indication to the FDA.

           -- The Company has recently completed a series of studies with Emdogain to investigate the possibility of using Emdogain in patients with severe periodontal defects between the dental roots, so-called furcation involvement, in a molar with several roots. The Company has approval for this indication in the US, the EU and Canada.

           -- The Company has initiated a new project aimed at the development of a new product for endodontic therapy (treatment of the dental pulp). When a dentist removes infected hard tissue during treatment for caries, the dental pulp is often exposed, with injury to the pulp as a result. In repeated pre-clinical studies Emdogain has been shown to stimulate formation of hard tissue bridges over the pulpal wounds. A phase I study has been finalized and is presently being evaluated.

           -- Dry mouth (xerostomia), like periodontitis, is a widespread disease. There is a great need for better ways to help those who are afflicted with this disease. The Professors Jorgen Ekstrom and Herbert Helander have in their research found a very innovative method, as well as promising pre-clinical and clinical work results. At the beginning of 2000, the Company acquired the rights to their patented discovery that could lead to a new drug for dry mouth. During the first quarter 2001, Biora entered into a license agreement with a British biomedical development company, Medpharma, under which Biora retained the right to develop and market the product to dentists, while Medpharma received the right to develop and market the product to target groups outside the dental area. Under the agreement Biora should have received a number of installments as well as a royalty based on future sales once the drug is introduced to the market. A phase-I dose-finding study in healthy volunteers has been completed. Medpharma and Biora have agreed to further develop the xerostomia product through the phase II clinical trial, which is planned to be initiated during the third quarter this year. In April this year, Biora received a partial license fee payment from Medpharma of USD 50,000. Biora has additional license fees due of approximately USD 450,000 that Medpharma has agreed to pay by June 13, 2003. At the date of filing this Annual Report Medpharma has not paid the outstanding amount of USD 450,000. Discussions with Medpharma regarding payment of the licensing fee are ongoing.

           -- In 2001, the Company also initiated a project aimed at developing a new enamel matrix based product to reduce pain and discomfort following scaling and root planing of periodontal pockets in patients with mild periodontitis. This project was terminated during Q1 2002 due to the result of a phase II study, which was unable to demonstrate clinical significance in the efficacy parameters compared with conventional treatment.


New non-dental projects

           -- The Company submitted a patent application for wound healing with matrix proteins in 1998 (the XP11 project), and pre-clinical studies started in 1998. During 2000, the Swedish Industrial Development Fund granted a conditional loan of SEK 15 million to finance the wound-healing project outside the oral cavity. The project was licensed to Molnlycke Health Care in December 2001. The license agreement provides Molnlycke the exclusive rights to develop and market the wound-healing product worldwide excluding Japan. Biora received a lump sum of SEK 10 million as well as the right to a number of payments when certain defined goals are achieved. In addition, Biora will also receive a royalty payment from each sale of the wound-healing product. This project is now in a phase III study.

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

           -- The aim of the SIMI (Surface Improvement of Metal Implants) project is to improve the quality and quantity of bone integration by surface treatment of metal implants, i.e. to induce a more rapid integration of such implants in bone. As with the MATRIX project, the SIMI project is partially financed by the European Commission with several university-based research groups and other commercial partners participating. The project was initiated during the first quarter 2001 and will run for three years. Biora's participation mainly includes producing proteins for surface coating and analyzing the protein-coated implants.

           -- The ETIF (Enabling Technology for Industrial Fermentation) project compares recombinant production methods, with one of the target products being a new Biora-patented enamel matrix protein, Amelin. Biora has demonstrated that recombinant Amelin can induce hard tissue formation in several experimental models. The project consortium consists of research groups and leading fermentation companies from the Oresund region, with completion of the project scheduled for first quarter 2004.

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


Periodontal Disease and Conventional Treatment

         Periodontal disease is caused by a bacterial infection, which affects the soft and hard tissues surrounding the tooth. The mildest form, clinically termed gingivitis (bleeding gums), is reversible and can be eliminated by means of professional dental care and adequate oral hygiene measures. However, in many individuals in whom gingivitis is not controlled the disease progresses into periodontitis. Locally applied antibiotics are used to control the bacterial infection. Effective treatment of severe periodontitis with defects affecting the tooth attachment tissues is possible only through professional intervention.

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

         When successful, conventional periodontal flap surgery merely arrests further deterioration of the tooth attachment apparatus. Typically, this means that there is no regain of lost periodontal attachment structures and deepened periodontal pockets may remain. Consequently, the results of conventional treatment are often unsatisfactory to the patient and to the periodontal specialist. The patient often complains of cosmetic and aesthetic problems, such as longer looking teeth, open gaps between teeth and increased sensitivity in the teeth. The periodontal specialist is often dissatisfied because while the disease has been controlled, the tooth has not been returned to its original form and function.

RESEARCH & DEVELOPMENT

         The emphasis on research and development within Biora continues both in the search for new novel proprietary biologically based products and to develop EmdogainGel for use in treatment of other diseases in the mouth. The emphasis during 2002 was on research projects that support the use of EmdogainGel.

         The research in enamel matrix proteins, which led to the principal product Emdogain, gives Biora a platform to develop new biology based products to be used both in and outside the mouth. Biora expects that during the year 2003, the Company will be able to launch the indications for recession type defects and furcation (periodontal defects between the dental roots) in the US.

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

         Biora's pre-clinical research consists of three parallel operations:

         1) Tissue Components. Tissue components - particularly matrix proteins - are prepared and characterized.

         2) Effects. The biological effects of the product are tested in the laboratory.

         3) Formulation. A formulation for the product is developed that provides for optimal handling and efficacy.

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

--------------------------------------------------------------------------------------------------------------------------------
Products and New
Indications Under                                             ------------------------------------------------------------------
Development                  Indication                                          Status
                                                              ------------------------------------------------------------------
                                                              United States                     Rest of World
--------------------------------------------------------------------------------------------------------------------------------
Emdogain                     Topical application for the      FDA approval(1)                   European approval (the "CE
                             regain of tooth attachment       obtained in  September            Mark") received in June
                             lost to periodontal disease      1996; marketing commenced         1995; marketing commenced
                                                              in the second quarter             in Europe in 1996;
                                                              of 1997                           Japanese approval
                                                                                                received in January 1998,
                                                                                                marketing commenced in April
                                                                                                1998. Biora's partner in Japan
                                                                                                recalled the product in
                                                                                                November 2000 in order to
                                                                                                follow the guidelines from
                                                                                                regulatory authorities.
---------------------------------------------------------------------------------------------------------------------------------
EmdogainGel                  New formulation of Emdogain      Application submitted to FDA      European approval in March
                             packaged in a ready-to-use       in March 2000. FDA approval       2000. Launch in June 2000.
                             syringe                          in January 2001 and launch        Approval in Japan during
                                                              in February 2001.                 December 2001 and launch in
                                                                                                March 2002.
---------------------------------------------------------------------------------------------------------------------------------
EmdogainGel TS               EmdogainGel combined with a      Not available.                    Approved in all EU markets.
                             synthetic bone graft material                                      Launched in Germany, Italy and
                             which offers an additional                                         the Nordic Markets during Q4,
                             tissue support                                                     2001. Also launched in several
                                                                                                distributor markets.
---------------------------------------------------------------------------------------------------------------------------------
PrefGel                      Topical gel that cleans and      FDA amended                       CE Mark received February
                             conditions tooth-root surface    marketing clearance               1998; marketing commenced
                                                              obtained in May 1998;             second quarter 1998.
                                                              marketing commenced               Not approved in Japan
                                                              in 1998.                          under current classification.
---------------------------------------------------------------------------------------------------------------------------------
Emdogain Recession           New indication of Emdogain       Submission of                     Submission of registration
type defects                 as a local application to        registration filed to             filed to EU during October
                             treat receded gums               FDA during Q2, 2002.              2002. Approval in EU in
                                                                                                November 2002.
---------------------------------------------------------------------------------------------------------------------------------
Emdogain Furcation           New indication of Emdogain       Submission of                     Approved in EU, Canada
Defects                      as a local application to        registration filed to             and Brazil.
                             treat defects between            FDA during Q2, 2002.
                             the dental roots                 Approved by FDA during
                                                              May 2003.
---------------------------------------------------------------------------------------------------------------------------------
Emdogain Trauma              New indication of Emdogain       Clinical trials to further        Approved indication in Europe,
(avulsed teeth)              for the regain of tooth          strengthen the                    Canada and Brazil.
                             attachment in connection         documentation began in
                             with reimplantation of           1999 in Canada. The study
                             avulsed teeth                    was completed end of 2001.
                                                              No plan to submit a
                                                              FDA registration file
                                                              for this indication.
---------------------------------------------------------------------------------------------------------------------------------
New Enamel Matrix            Local application of a           N/A                               A phase II study was completed
Protein (EMP) based          new EMP based product for                                          during Q1, 2002. Due to that
product for wound            reducing patient discomfort                                        the study was unable to
healing in conjunction       and improves wound                                                 demonstrate clinical
with scaling and root        healing in conjunction                                             significance in the efficacy
planing (XP11)               with scaling and root                                              parameters compared with
                             planing procedures.                                                conventional therapy the project
                                                                                                has been terminated.
---------------------------------------------------------------------------------------------------------------------------------
New product for              New indication of enamel         N/A                               Pre-clinical studies show new
endodontic therapy           matrix protein-based                                               dentin formation in pulp
(treatment of the            product to stimulate                                               capping and pulpotomy. A
dental pulp)(XP12)           formation of hard tissue                                           phase I study has been
                             bridges to protect the                                             completed and analysis of
                             dental pulp                                                        the result is ongoing.
---------------------------------------------------------------------------------------------------------------------------------
Xerostomia project           Local application to treat       N/A                               The development of a
(dry mouth) (XP 30)          dry mouth disease                                                  formulation is in final phase
                                                                                                and a phase I trial showing
                                                                                                dose-response in healthy
                                                                                                volunteers was completed in Q3,
                                                                                                2002. A phase II trial is planned
                                                                                                to be initiated during Q3, 2003.
---------------------------------------------------------------------------------------------------------------------------------
Emdogain - Non surgical      Subgingival application          Clinical trials                   Pilot studies commenced in
cleaning of the dental       of Emdogain to achieve           tarted second half                1997. Clinical studies ready
root                         periodontal regain               of 1999. Approval                 2001. The results show that
                             without surgical                 received by FDA as                Emdogain has no significantly
                             intervention.                    Minimally Invasive                improved effect on
                                                              Surgery in 1999.                  regeneration of bone and
                                                                                                tooth supporting tissues
                                                                                                compared to traditional
                                                                                                treatment of these mild
                                                                                                defects. The studies
                                                                                                confirmed the good wound
                                                                                                healing features of Emdogain.
                                                                                                No plan to submit a
                                                                                                registration application for
                                                                                                this indication.
---------------------------------------------------------------------------------------------------------------------------------
Emdogain WT                  New indication of Emdogain for   Further studies in this           Clinical trials in Sweden
                             the treatment of damage caused   indication have been deferred     completed in 1999.  Results not
                             by complicated extractions of    since results from Swedish        conclusive. Positive effect on
                             wisdom teeth                     trials not conclusive.            wound healing. Further studies
                                                                                                in this indication have been
                                                                                                deferred.
---------------------------------------------------------------------------------------------------------------------------------

(1) Specifically, the FDA-approved indication for use appearing on EmdogainGel's package insert reads as follows: EmdogainGel is intended as an adjunct to periodontal surgery for topical application onto exposed surfaces to treat intrabony defects without furcations resulting from loss of tooth support due to moderate or severe periodontitis.



         Under the XP11 project, Biora has submitted several patent applications relating to new, positive biological effects of enamel matrix proteins for wound healing in February 1998, and pre-clinical studies have been performed in the Scandinavian countries (Denmark, Norway and Sweden) since 1998. In December 1997, Biora acquired the patent rights for a new protein patent that formed the basis of the XP20 project from the Center for Oral Biology ("COB"), a research foundation formed in 1986 by the Karolinska Institute in Stockholm, Sweden. The XP20 protein is present during normal tooth development in humans and Biora continues to investigate the potential of this protein combination for use in dental surgery in the ETIF project.


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


EmdogainGel

         EmdogainGel is a stabilized formulation of Emdogain dissolved in the vehicle (gel). Thus, the product can be shipped and stored in a pre-packed ready-to-use applicator. The actual indication is identical to that for Emdogain. Biora believes that EmdogainGel is simpler and more user-friendly than Emdogain, enhancing the appeal of the product to practitioners, especially in "first-use" situations. The Company has received approval in Europe, Japan and in the US to market Emdogain Gel. Biora conducted clinical trials in Europe, which were completed in the beginning of 1999. Emdogain Gel was launched in Europe during April - June 2000 and in February 2001 in the US. In Japan, Emdogain Gel was submitted to the regulatory authorities during Q1 2001 and was approved in December 2001. The product was launched in Japan in April 2002.


EmdogainGel TS

         EmdogainGel TS is a new product that complements EmdogainGel and provides the dentist with an improved solution for treating patients with wide periodontal defects in the surrounding bone tissue. By combining EmdogainGel with a synthetic bone graft material (PerioGlas) the regenerative capacity of EmdogainGel is maintained and additional support is provided to the surrounding soft tissues in order to achieve a superior aesthetic outcome for those types of defects. An agreement between Biora and USBiomaterials gives Biora the distribution rights to a product that combines EmdogainGel with PerioGlas. The EmdogainGel TS agreement is for the whole world except for North America. The product is approved for EU markets and the product was launched in Germany, Italy and the Nordic Markets during Q4, 2001. The product was also launched in several distributor markets. EmdogainGel TS is currently not available in the United States.


Emdogain - Recession Type Defects

         Biora has developed a new indication of Emdogain as a local application to treat receded gums. The documentation was submitted to FDA in the third quarter of 2002 and to the European certification units (Notified Bodies) in October 2002. An EU approval was received in November 2002. In many people, gum tissue recedes to expose the root surface of teeth (often on teeth at the front of the mouth). These gum defects, known as "recession defects", are often caused by gum inflammation or incorrect or excessively hard tooth brushing. Biora has been conducting multi-center clinical trials in Sweden, Belgium, The Netherlands and Germany to determine if the surgical procedure used to cover exposed root surfaces has better results when conducted in conjunction with the use of Emdogain. Biora started clinical trials in the United States in 1999 for this indication. Two different study designs were used in Europe and the United States due to traditional differences in the treatment of recession defects. Results from Europe demonstrated a more rapid healing of soft tissues and less pain and discomfort with Emdogain compared to conventional therapy. Results from the study design used in the United States showed that treatment with Emdogain provided clear advantages and also resulted in a more rapid soft tissue healing compared to the control. This indication was submitted for FDA approval during Q2 2002.

Furcation Defects (Periodontal Defects between Dental Roots)

         Treatment of periodontal defects between the dental roots (furcations) that occur in molar teeth which have more than one root is another approved indication for EmdogainGel in Europe and Canada. An application for this indication was submitted to the FDA during June 2002. Biora received an approvable letter during the fourth quarter 2002 wherein some further statistical information was requested. Biora submitted this information to the FDA during the first quarter 2003 and US approval was received in May 2003. EmdogainGel has been shown to regenerate tooth-supporting structures in less severe periodontal defects between the dental roots.


Emdogain Trauma (avulsed teeth)

         Biora has developed a new indication of Emdogain for the regain of tooth attachment in connection with re-implantation of avulsed teeth (i.e., teeth that have been dislodged completely without breaking). Biora received the CE Mark to market Emdogain Trauma in 1995, and started clinical trials in Canada in 1999. The indication was launched in the European and Canadian markets during International Trauma Convention in Oslo in June 2000. Further studies have been completed. Biora has at present no plans to submit an FDA application for this indication.


New Enamel Matrix Protein based product for wound healing in conjunction with scaling and root planing

         When Emdogain was launched in Europe in 1996 the Company received reports from periodontists that wounds from oral surgery healed more quickly. Since then, similar observations were reported from all new markets where Emdogain was launched. Subsequently, the study of Emdogain's wound healing effect become an important pre-clinical project for Biora.

         Biora has shown in cell culture studies that Emdogain-covered surfaces inhibit certain bacteria, especially some of the pathogens behind caries (e.g. Streptococcus mutans) or periodontal disease (e.g. Actinobacillus actinomycetemcomitans). Another bacteria is Staphylococcus which is a common "hospital disease". This implies that an Emdogain-treated area is kept free from pathogens which improves healing without need for prescription of local or general antibiotics. While several of the pathogenic bacteria area are inhibited but not killed in contact with Emdogain, there are other, less harmful bacteria, that are not affected or perhaps even favored. The wound healing effect is believed to rest not only with the contact inhibition on bacteria but also with the increased production of favorable growth factors by connective tissue cells. New studies are directed at the interaction between these cells and the epithelial cells (which will cover the wound). Biora has submitted several patent applications for these new findings.

         At the end of 2000, Biora commenced a project with a new product based on enamel matrix protein with a potential for a positive effect on soft tissue healing. A formulation of this product was developed and a phase II study was initiated in the middle of 2001. The study was completed during Q1, 2002. The study was not able to demonstrate clinical significance in the efficacy parameters compared with conventional treatment and therefore the project has been terminated.


New product (XP12) for endodontic therapy (treatment of the dental pulp)

         Biora is presently developing an enamel matrix protein-based product for use in connection with endodontics. When the dentist removes infected hard tissue during treatment for caries the dental pulp is often exposed, with injury to the pulp as a result. In repeated pre-clinical studies Emdogain has been shown to stimulate formation of hard tissue bridges over the pulp wounds. During the latter part of 2001, a phase I study was initiated to gain additional data for this indication. The study was completed during the fourth quarter of 2002 and the results are now being analyzed.


Xerostomia (XP 30) (Dry mouth)

         As a further step in Biora's concentration on diseases in the mouth, Biora acquired in February 2000 the rights to a new patent-protected pharmaceutical project for treating dry mouth (Xerostomia). A normal flow of saliva plays a decisive role in the health of the mouth, and therefore in the individual's well being. A greatly reduced flow of saliva is accompanied by difficulty in swallowing and causes great discomfort. In addition, dry mouth increases the risk for various diseases in the oral cavity, such as caries and infections in the mucous membrane.

         Just like periodontitis, dry mouth is a very common disease that primarily affects a large number of older people. Research in Sweden show that dry mouth is estimated to affect approximately 15 percent of 50 year olds and approximately 40 percent of those over 80. Dry mouth is also a common side effect of many medicines and radiation treatment.

         Biora's acquired process is based on local application of a cholinesterase-inhibitor, which stimulates the production of saliva from thousands of small salivary glands in the oral mucous membrane.

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

         A phase I study in healthy volunteers was completed during the third quarter 2003 showing a dose-response. The initiation of the phase II study is planned to start during the third quarter 2003.


Emdogain - Non-surgical cleaning of the dental root

         Emdogain was approved in 1999 in the U.S. as an adjunct treatment in minimal invasive periodontal surgery in the aesthetic zones i.e. in the area of the front teeth. This means that Emdogain can be used in connection with conventional treatment of periodontitis, such as scaling and root planing to treat periodontal intrabony defects in aesthetic zones to optimize tissue height. In June 2001, Biora completed two European clinical studies concerning Emdogain's effect in treating mild periodontitis without surgical intervention. The patients in these studies had shallow pockets. After scaling and root planing, Emdogain was placed directly into the periodontal pocket. The result showed that Emdogain had no significantly improved effect on the regeneration of bone and tooth supporting tissues compared to traditional treatment of these mild defects. The studies did confirm the wound healing features of Emdogain. Biora has at present no plans to initiate new studies in this indication.


Emdogain WT

         Emdogain WT involves the use of Emdogain for a new indication - complicated wisdom tooth extractions. Through evolutionary processes jawbones are becoming smaller, resulting in less room for wisdom teeth. As a consequence, normal eruption of wisdom teeth is hindered and the teeth must often be extracted. Despite successful completion of this complicated form of surgery, periodontal pockets often form on the adjacent surface of the neighboring second molar. Emdogain WT, applied in conjunction with surgical extraction of an impacted wisdom tooth, may eliminate or at least reduce the development of neighboring periodontal pockets. Biora completed clinical trials for Emdogain WT in Sweden during 1999. Based on the results from the trials in Sweden showing primarily positive effects on the healing of the wound, further studies of this indication are required. These studies have been deferred as priority has been given to other indications.


Research and Development Organization and Collaborative Agreements

         Biora's present research laboratory, which was opened in Malmo, Sweden in December 1997, is equipped for biochemistry, molecular biology and cell biology research. As of May 1, 2003, Biora employed nine scientists, four of which have completed their doctoral theses. The biochemists at the Malmo facility also conduct studies in close cooperation with the Experimental Laboratory of the University Hospital in Malmo, Sweden, the University of Oslo, Norway, the University of Leeds, U.K. and the University of Ulm, Germany. The research network within oral biology also includes other universities in Europe and U.S.A.

         The Company's expenditures on research and development, including expenditures related to clinical trials and costs in connection with product approvals, amounted to SEK 42.8 million ($5.6 million), SEK 26.8 million ($3.5 million) and SEK 16.7 million ($2.2 million) in 2000, 2001 and 2002, respectively.

                                                    Year Ended December 31,
                                               ---------------------------------
                                                   2000        2001        2002
                                               ---------------------------------
Total research and development costs             42,789      27,146      16,715
Capitalized research and development costs            -           -           -
EU grants                                             -        -359         -29
                                               ---------------------------------
Net                                              42,789      26,787      16,686
                                               =================================


         A significant part of the Company's research and development activities are conducted in collaboration with third parties.

         Biora's pre-clinical research has historically been performed in close collaboration with research institutions affiliated with the Karolinska Institute in Stockholm, Sweden. The basis for the Company's principal product, Emdogain, was research findings by scientists at the Karolinska Institute, primarily Dr. Hammarstrom. Pursuant to an agreement with COB (Centre of Oral Biology), Biora has the rights to commercialize the results of all COB research in return for royalties. Dr. Hammarstrom left his position as Director of COB in 1998. Most of the Company's collaboration efforts have been with Dr. Hammarstrom, who currently gives the Company's research organization support from his position as Chairman of the Biora Scientific Advisory Board. Pre-clinical research cooperation agreements were entered into with the University of Oslo in Norway, the University of Leeds in the United Kingdom, the University of Ulm in Germany and the University of Jerusalem in Israel.

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

         During 1997, a five-year research collaboration agreement was signed with the University of Gothenburg (Sweden) to be led by Professor Jan Lindhe. Professor Lindhe has been involved in the early-stage clinical research for new indications of Emdogain, as well as testing new products and technologies for the Company. A similar research agreement was entered into with the University of Texas led by Professor David Cochran. The contract with Professor Cochran came to an end during year 2001 and the contract with Professor Lindhe came to an end during year 2002.

         Pre-clinical safety assessments of Biora's products have been performed by contract laboratories in Europe and Japan, as well as by AstraZeneca Safety Assessment in Sweden. Kinetic studies, which monitor Emdogain over time, have been performed in collaboration with the University of Lund in Sweden and the Institute of Surface Chemistry in Stockholm. Clinical safety assessments have been performed in close collaboration with the Karolinska Hospital in Stockholm, Sweden. The Company performs chemical development, including protein chemistry and process development, internally. Biora has adopted a quality policy that states the Company shall manufacture products that meet requirements of the appropriate authorities, including Good Manufacturing Practice (GMP) and Quality System Regulation (QSR). For manufacturing and marketing EmdogainGel in the EU, Biora complies with "Medical Device Directive 93/42EEC" and quality systems ISO9002/EN46002.

         The clinical effectiveness and safety of Emdogain have been tested through a program of controlled randomized trials in Sweden and the United States run by Biora and AstraZeneca, a Swedish pharmaceutical company that participated in the funding of Biora's research and development between 1989 and 1992. In December 1992, Biora, AstraZeneca and certain other shareholders of Biora entered into an agreement pursuant to which AstraZeneca terminated its commitment to fund the research and development of products relating to Emdogain as well as all licensing agreements which Biora and AstraZeneca had previously entered into. As part of the agreement, AstraZeneca was granted a royalty through December 31, 2009, of 2.5 percent of commercial income (other than deductions for VAT and customs duties) from the dental application of two patents held by the Company relating to Emdogain: "binding-inducing composition" and "composition inducing a binding." See "Description of Business--Patents and Proprietary Rights" and "Interest of Management in Certain Transactions."


BUSINESS STRATEGY

         Biora develops, manufactures and markets biotechnology-based products to enable dentists to restore and improve the oral health of their patients. Our committed team of professionals generates customer and shareholder value through quality products and services, thereby fostering sustainable sales growth and profitability.


Objectives

         Biora's goal is to be a market leader within the field of biotechnology-based products that provide improved solutions to dentists in the treatment and care of their patients.


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


Focusing on Key Markets

         The U.S. and Germany together accounted for approximately 75 per cent of Biora's total sales during 2002. In the U.S. and Germany, Biora has marketing organizations to effectively cultivate its target groups. These marketing companies will also be able to market and sell other products from Biora's future product portfolio. In Japan, EmdogainGel is marketed and sold by Biora's Japanese partner, Seikagaku Corporation. Biora desires to secure a leading position in these three key markets and to continue to increase sales through the use of partners in markets, which have a strong sales growth potential.


Focusing on established customers with large sales potential

         Experience from Emdogain and EmdogainGel sales shows that customers who learn to use the product correctly and who have used it repeatedly are satisfied with the results of treatment. Biora's selling and marketing goal is to increase existing client's use of EmdogainGel. Biora will attempt to increase the use within the existing customer-base through a more customer-focused strategy and by expanding the indications for EmdogainGel.


Focusing on new indications for EmdogainGel

         Research and Development within Biora will be concentrated on product line extensions and dental indications that can be expected to expand the use of EmdogainGel such as recession type defects and furcation (FDA approval for the furcation indication was received May 2003 and the recession indication is pending FDA approval). R&D at Biora will also concentrate on developing novel proprietary products for the dental market.


Licensing projects outside the dental indications to partners

         As a step to focusing the business, Biora intends to license or find an alliance partner for projects within Biora BioEx, that is, that part of the R&D portfolio that is directed towards products within non-dental indications. Several interesting indications for enamel matrix proteins, such as, wound healing and stimulation of bone formation are included in BioEx portfolio, as well as the patent application relating to inhibition of certain cancer cells based on early cell studies. The wound-healing project outside the oral cavity was licensed to Molnlycke Health Care in December 2001.

         During the first quarter 2001, Biora entered into a license agreement with a British biomedical development company, Medpharma, under which Biora retained the right to develop and market the dry mouth (xerostomia) product to dentists, while Medpharma received the right to develop and market the product to target groups outside the dental area. Under the agreement Biora was to have received a number of installment payments as well as a royalty based on future sales once the drug has been introduced to the market. A phase-I dose-finding study in healthy volunteers has been completed. Medpharma and Biora have agreed to further develop the xerostomia product through the phase II clinical trial, which is planned to be initiated during the third quarter this year. In April this year, Biora received a partial license fee payment from Medpharma of USD 50,000. Biora has additional license fees due of approximately USD 450,000 that Medpharma had agreed to pay by June 13, 2003. At the date of filing of this Annual Report, Medpharma has not paid the outstanding amount of USD 450,000. Discussions with Medpharma payment of the outstanding licensing fees are ongoing.


Business Development

         In order to take advantage of Biora's marketing and sales resources in Biora's marketing subsidiaries, Biora is actively seeking new products with dental indications. Biora acquired the rights to a patent protected pharmaceutical project against dry mouth. In order to maximize the market potential for this product a licensing agreement was signed in March 2001 with Medpharma regarding the rights to Biora's xerostomia project. In June 2001, Biora also signed an agreement related to a product line extension of EmdogainGel (EmdogainGel TS) for all markets outside the North America. EmdogainGel TS complements EmdogainGel and provides dentists with an improved solution for treating patients with wide periodontal defects in the surrounding defects.


MARKET OVERVIEW

Periodontitis

         It has been reported by the National Institute of Dental Research that, based on a survey done in 1985-86, approximately 44 percent of employed adults in the United States have some form of periodontal disease. Advanced destruction affects about one in eight and the disease increases with age, reaching a prevalence of over one-third among people aged over 55. Based on World Health Organization statistics, European countries have similar incidence levels of periodontal disease. According to a 1990 American Dental Association report (the "ADA Report") (the most recent publicly available source of information on the subject), of those Americans suffering from periodontal disease, almost 14 million receive root planing and scaling treatment from private dental practitioners. Although all of the patients treated for periodontal disease undergo root planing and scaling, only a portion of those seeking treatment will undergo periodontal flap surgery. According to the ADA Report, there were approximately two million flap surgeries performed in 1990 in the United States. The Company believes that more than 50% of those persons undergoing flap surgery have cases that would call for some sort of adjunctive procedure aimed at repair of tooth attachment, yet only one out of seven actually undergo such treatment. This low rate can be explained by the fact that current additional adjunctive techniques do not adequately address the users' needs, such as ease of use, comfort to the patient, predictability and rapid healing. The Company believes that EmdogainGel could be used to promote the regain of tooth attachment in substantially all of those cases where the patient would benefit from any adjunctive regenerative technique.

         The market for the Company's Emdogain technology for the treatment of defects caused by periodontitis is comprised predominantly of periodontal specialists, who either have their own private practices or clinics or who are associated with universities or dental maintenance organizations. According to the ADA Report, 90% of all flap surgeries carried out in 1990 by private practitioners in the U.S. were performed by periodontists in private practice. In Germany, the target group for EmdogainGel is perio-aware General Practitioner dentists.

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

         The Company sells EmdogainGel to periodontal specialists in Europe at an average price of approximately Euro 150 per unit for a multi defect size (0.7 ml) (sufficient for the treatment of three defects) and Euro 128 per unit for a single defect unit (0.3 ml). In the United States and Japan the price of EmdogainGel is somewhat higher than in Europe. While Biora believes that Emdogain has considerable potential, the periodontists and periodontal specialists comprising the Company's target market have indicated that they want to see results from their own patients before they are prepared to accept EmdogainGel as their preferred therapy. Results are usually evaluated between 10 and 12 months after treatment. A number of case studies show that the results continue to improve on average at least until 36 months after treatment. Positive results with ten year and eight year data will be presented at the Europerio Exhibition in Berlin in June 2003.

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


Europe

         Germany is at present the biggest market for EmdogainGel in Europe. The number of dentists who perform surgical interventions to treat periodontitis on a regular basis is about 8,000. Sales in Germany began in 1996. Sales during the first half year 2000 were under expectation, which resulted in a change of management in the German subsidiary. The marketing approach has changed from simply adding new customers to a stronger customer focus and a systematic approach on increasing use within the existing customer base. Sales in 2002 amounted to SEK 27.2 million ($3.5 million), an increase of 14 percent in SEK and 15 percent in local currency. The number of customers in Germany for 2002 was approximately 3,200.

         The Company has appointed one territory manager to cover the Swedish market. Biora signed a distribution agreement with Technomedics in Norway from January 1, 2003 and in Denmark Biora's distributor is Dansk Nordenta a/s.
In Sweden, approximately 90 percent of the 500 specialist and perio-aware customers in the country that treat advanced periodontitis have purchased EmdogainGel at least once. The customer base is now increasing with general dentists performing EmdogainGel treatment. Biora's penetration in Sweden is approximately 10 percent of all flap surgery procedures performed. The current increase in Biora's customer base in Sweden is to a large extent based on the increase of general dental practitioners who perform flap surgery. In all of the Nordic countries, Biora continues to focus its marketing efforts on increasing the usage of EmdogainGel among periodontists and general dentists specializing in periodontology through participation in specialist conventions, seminars and educational programs together with universities with dental programs.

         In order to focus on the key markets, Biora has reduced its sales organization in other European markets. The UK Market Company closed its offices in February 2000 and the BeNeLux Market Company closed its offices during the beginning of year 2001. Biora entered into a distributor agreement for Poland during 1999 and a distribution agreement with Globopharm for Switzerland during Q4 2000. At the end of 2001, Biora signed a distribution agreement with Dental Trey for coverage of the Italian market. Dental Trey is one of the largest dental product distributors in Italy. During the second quarter 2002, Biora signed a licensee agreement with Willvonseder & Marchesani in Austria. Customer service and distribution of products are managed from the International Customer Center in Malmo (ICC).


North America

         Biora conducts sales and marketing operations in the United States through its Chicago, Illinois-based subsidiary, Biora, Inc. Christopher Pallotto, serves as President of the U.S. subsidiary. During the fiscal year 2002, Biora, Inc. had 28 employees.

         The market for the Company's products for periodontal treatment is comprised predominantly of periodontal specialists, who either have their own private practices or clinics or who are associated with universities. According to the ADA Report, 90 percent of all flap surgeries done in the United States in 1990 were performed by periodontists in private practice.

         Sales in the United States during 2002 amounted to SEK 69.0 million ($ 9.0 million), an increase of 13 percent in SEK and 21 percent in local currency compared with 2001. As of December 31, 2002, approximately 3,200 American periodontists have bought Emdogain at least once since its introduction. The number of customers for the year 2002 was approximately 2,200. Biora's market share as a percentage of the total estimated flap surgery procedures performed in the United States is approximately three to four percent. Biora's penetration of the U.S. market was initially hindered by Emdogain receiving less exposure than originally anticipated when it was launched in April 1997 which was partly as a result of delays in the publication of reviews in industry journals. Biora believes that the continued strong sales growth during year 2002 is a result of a more efficient regional sales organization and a more focused sales strategy to increase the product usage within the current customer base. In addition, EmdogainGel has become more established due to the Company's continued presence at scientific meetings and through publication of a number of articles about the product in professional journals. Biora has entered into agreements with several U.S. periodontists and several U.S. universities to develop U.S.-based data and test results for Emdogain.


Japan

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

         In November 2000, Seikagaku, Biora's marketing and sales partner in Japan, recalled all deliveries of Emdogain to comply with the registration authority's guidelines which required the same changes to be made to the production process for deliveries to Japan as had previously been implemented for other markets. Discussions with the Japanese registration authority resulted in the decision to accelerate the registration process for EmdogainGel. The application for registration of EmdogainGel was submitted to the Japanese registration authority during the first quarter of 2001 and the product was approved in December 2001. The initial launch of EmdogainGel to key opinion leaders through a series of seminars by Biora's partner took place in March 2002. The official launch of EmdogainGel took place during mid April 2002 in conjunction with The Japanese Association of Clinical Periodontology, one of the largest congresses in Japan for dentists who treat patients with periodontal disease. Biora's delivery of EmdogainGel to Seikagaku during 2002 amounted to SEK 7.9 million ($1.0 million). Unit sales during 2002 from Biora to Seikagaku have increased compared to previous years in which sales were made. However, sales in value have not increased to the same degree due to an unfavorable trend in exchange rates and the introduction of a smaller and lower-priced EmdogainGel syringe (0.3 ml). Seikagaku has successfully introduced EmdogainGel to existing customers and, in parallel, has been able to gain a significant number of new customers. In order to increase market penetration, Seikagaku has extended its collaboration with its distributor, Yoshida, who is responsible for direct sales and marketing of EmdogainGel to general dentists, as well as the physical distribution to customers. Seikagaku will continue to provide support to Japanese universities and periodontal opinion leaders and to co-ordinate educational activities. At the end of December 2002, 65% of Seikagakus previous Emdogain customers who bought more than 10 units during year 2000 have repurchased the product and 1,000 new customers have bought the product.


Rest of the World

         Biora also began marketing Emdogain in South Africa in June 1997 through a subsidiary, but decided in 1998 to sign a distribution agreement with a well-established distributor in the dental industry for that market. At the beginning of 2000, Biora entered into distribution agreements with distributors for the markets in Brazil, Colombia, Ecuador, Panama, Peru, Puerto Rico, South Korea, Taiwan and Venezuela. EmdogainGel was launched in Taiwan during 2001 and in Korea early 2002.


Third Party Reimbursement

         The Company's primary customers for EmdogainGel are, and for its other products will be, periodontal specialists and perio-aware General Practitioners. Certain of these customers may seek reimbursement for the Company's products from third-party payers, such as governmental and private health insurance plans, for all or part of the costs associated with the treatment of patients. Reimbursement schemes for the treatment of periodontal disease vary from one country to another, and potential customers in several of the Company's targeted markets may be influenced by the type of third-party payer coverage available for procedures using the Company's products. The Company will consider reimbursement rates when deciding on market approaches and strategies for pricing its products.

         In the United States, as in most major European countries, reimbursement for additional treatments used in conjunction with periodontal flap surgery is generally not available, and most patients, with or without dental insurance, pay the cost of such treatment themselves without assistance from third-party payers. The Company believes that certain third-party payers provide reimbursement at a specified rate for periodontal surgeries, without additional reimbursement if an additional interventive technique, such as EmdogainGel, is used. In addition, according to a 1995 industry report, less than half of the population of the United States (approximately 95 million people) are covered by dental insurance. Patients who lack dental insurance or who have insurance that puts a set cap on amounts that will be reimbursed for periodontal flap surgery, and therefore must pay the cost of any additional treatment themselves, may elect to forego the use of an additional interventive treatment. However, the Company believes that the relatively low cost of EmdogainGel treatment as compared to the stand-alone cost of conventional periodontal flap surgery, along with the potential benefits offered by Emdogain, treatment will largely offset patients' concerns about paying for EmdogainGel treatment themselves. In Germany, several private insurance companies have agreed to fully or partly reimburse patients for the cost of treatment with Emdogain Gel. At present, EmdogainGel is not reimbursed in Japan and there can be no assurance that reimbursement approval will be obtained.


4.C. ORGANIZATIONAL STRUCTURE

         Biora AB is a public company incorporated in Sweden.

         Significant subsidiaries are Biora Inc., in the US and Biora GmbH, in Germany. Biora Inc. is incorporated in Delaware in the United States and Biora AB owns 100% of its stock. Biora GmbH is incorporated in the Federal Republic of Germany and Biora AB owns 100% of its stock.


4.D. PROPERTY, PLANTS AND EQUIPMENT

         The Company's executive offices and development, manufacturing and testing operations are located in Malmo, Sweden under a lease expiring on September 30, 2004. The lease is renewable for successive two-year terms unless terminated by either party at least twelve months before the expiration of the lease term. The current period expires at the end of September 2004. Under the terms of the lease, the total annual rent is currently approximately SEK 3.9 million ($0.5 million), which may be adjusted, upwards based upon certain increases in the Swedish consumer price index. The manufacturing facilities cover an area of approximately 600 square meters. The annual production capacity of EmdogainGel are approximately 450,000 units per year.

         The manufacturing process of the newly formulated EmdogainGel includes out-sourcing of the filling of the syringes at Statens Serum Institut
(SSI) in Copenhagen, Denmark. The blister packaging and final packaging is out-sourced to Orifice Medical AB, Ystad, Sweden.

         The Company has outsourced the manufacturing and packaging of PrefGel to Miwana AB, which is located in Gallivare, Sweden. Miwana AB is in receipt of the ISO 9002 and EN 46002 certifications for their facilities since October 1998. Biora expects that Miwana AB will be able to meet Biora's production requirements for PrefGel for the foreseeable future.

         Biora's production facilities generally are subject to health and quality standards set by the various governmental authorities that regulate its products, and to inspection and monitoring by such authorities. Among the conditions for FDA approval of a medical device is the requirement that the manufacturer's quality control and manufacturing procedures conform to Good Manufacturing Practices ("GMP"), which must be followed at all times. GMP regulations impose certain procedural and documentation requirements upon a company with respect to manufacturing and quality assurance activities. GMP controls every phase of production from the receipt of raw materials to the labeling of the finished product, and follow-up and reporting of complaint information. In 1994, the FDA inspected Biora's plant and confirmed that the Company's quality control and manufacturing procedures conformed to GMP. At an FDA-inspection (March 1997) the new Quality System Requirement (QSR) was also applied. In Q1 2000, the FDA made a pre-approval inspection for EmdogainGel and in Q1 2002 the FDA made an inspection of Biora's facilities as well as of the subcontractor's facilities. For an approval under the EU's MDD (Medical Device Directive) the Company's quality system must comply with ISO 9000 and EN 46000 requirements (the latter are European standards specific for medical devices), which are broader than the GMP regulations. Biora obtained certification in compliance with ISO 9002 and EN 46002 in 1995 and is audited annually by BSI (British Standard Institution). As part of the ongoing review by the Japanese authorities, an inspection was performed in February 1997. In complying with standards set forth in the GMP and ISO regulations, as well as in other applicable regulations, the Company will be required to continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance. See "Description of Business--Government Regulation."

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

         At present, the most widely used adjunctive technique in conjunction with flap surgery in Germany is guided tissue regeneration ("GTR"). GTR was introduced about ten years ago with the aim of using a non-resorbable or bioresorbable physical barrier to prevent cells lining the gum tissue from growing into the healing wound after periodontal flap surgery. If a non-resorbable barrier is used, a second surgical procedure is required to remove the barrier at a follow-up visit. Several companies have developed GTR barriers, the most significant of which is the William L. Gore Company. Bone grafting, which involves the surgical implantation of living or synthetic bone and marrow into the periodontal defect, has been shown in clinical and non-clinical studies to add to the bulk of bone tissue around the affected tooth. However, studies have not demonstrated that, with the exception of the autogenous bone and DFDBA (Demineralized Freeze Dried Bone Allograft), the use of bone replacement graft will result in regain of the cementum and periodontal ligament. Further, certain studies on bone grafting have indicated that cells lining the gum tissue will repopulate the area between the added bone and the root surface, blocking the formation of a new periodontal ligament. In the United States, the primary alternative for regenerative treatment is the use of bone graft materials.

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

         The competition on the wound healing market is large with many of the largest pharmaceutical companies as participants. However, Emdogain is a product that has been tested for safety for application in wounds from surgery, and has been used on more than 500 000 patients (as of May 2003) since selling began. The first rival product for wound healing with growth factors began to be marketed in the U.S. in 1998, but the concept of using a matrix protein such as Emdogain has not yet been similarly exploited.

INTELLECTUAL PROPERTY

         The Company's success will depend in part on its ability to obtain patent protection for its products and processes, to preserve its trade secrets and to operate without infringing or violating the proprietary rights of third parties. It is the Company's policy to protect its proprietary technology by, among other things, filing patent applications. The Company's general procedure is to first file a priority application in Denmark followed by an application under the Patent Corporation Treaty ("PCT") designating all major countries with a significant involvement in the fields of oral health care and bioscience, including the member-nations of the EU, the United States and Japan. Subsequently, the Company files regional European patent applications derived from the PCT application in accordance with the European Patent Convention.

         As of May 1, 2003, the Company had been issued seven U.S. patents, five European patents, two Japanese patents, as well as several patents in various other countries. In the United States, the duration of patents that were granted prior to June 8, 1995 is the longer of 17 years from the date of issuance or 20 years from the date of filing. The same applies to patents filed before June 8, 1995 and issued on or after June 8, 1995. The duration of patents based on applications, including confirmation applications, filed after June 8, 1995 and issued after such date is 20 years from the date of filing. The duration of patents elsewhere in the world is generally 20 years from the date of filing.

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

         The "binding-inducing composition" family relates to a precursor to dental enamel, the so-called enamel matrix. At present, the Company holds 10 patents in this family. Patents in this family have been issued in most target markets, including the United States, Canada, Japan and the largest European countries. The expiration date for this patent in the United States is 2012 and in most European countries is 2007.

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

         The "surface etching" family relates to tooth-root conditioning with PrefGel. The Company holds six patents in this family.

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

RAW MATERIALS

         Biora purchases raw materials and primary packaging materials from suppliers or subcontractors evaluated and approved by the Company in accordance with the requirements of ISO 9000 regulations. The Company is situated in an agricultural region where the biological raw material, porcine dental tissues, can be obtained from several commercial meat producers. At present, Biora has approved only Sweden's largest commercial meat producer as a supplier. This contract will be automatically renewed by one year unless one party notifies the other party at the end of each year. The Company plans to enter into contracts with alternative suppliers provided they meet the EU standards for Class III medical devices, in addition to United States and European food regulations. Biora is currently investigating a new raw material supplier based in Denmark. All other raw materials, including chemicals or packaging materials, are purchased as pharmaceutical grades or from suppliers with ISO 9000 certificates. See below "Description of Business--Government Regulation."

GOVERNMENT REGULATION

         All products currently manufactured and marketed by Biora are subject to regulation by the FDA in the United States, by notified bodies under EU Directive 93/42/EEC (the Medical Device Directive ("MDD")) in the EU, by the MHW in Japan, and by other regulatory authorities throughout the world. In addition, all of the products currently under development will require regulatory approvals from these authorities prior to marketing. Regardless of the regulatory classifications assigned to Biora's products, all human therapeutic products are subject to rigorous testing. The process of obtaining clearance or approvals from the FDA and other regulatory authorities can be costly, time consuming and subject to unanticipated delays. Except for Emdogain Gel, which has been approved in the United States, the EU and Japan, and PrefGel, which has received an amended marketing clearance in the United States and approval in Europe, there can be no assurance that the FDA, the EU regulatory authorities, the MHW and other authorities will approve any of Biora's products for marketing or, if they are approved, that they will be approved on a timely basis, the failure of which could have a material adverse effect upon the Company's business, financial condition, prospects and results of operations.


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

         Once the submission is accepted for filing, the FDA begins an in-depth review of the PMA application. Based upon industry and FDA publications, the Company believes that an FDA review of a PMA application generally takes one to three years from the date the PMA application is accepted for filing, but may take significantly longer. The PMA process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies, have never been approved for marketing.

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

         In order to obtain a CE Mark, a product must be manufactured, analyzed and marketed in accordance with ISO 9000 standards and the specific European standards (EN 46000) applicable to medical devices. The ISO 9000 standards, which are published by the International Organization for Standardization based in Geneva, Switzerland, and have been adopted by the EU, comprise standards that provide quality management guidance and quality assurance requirements for manufacturers and service providers. In addition, a product must meet the Essential Requirements as defined under the MDD relating to safety and performance, and the Company must successfully undergo verification of its regulatory compliance ("conformity assessment") by a "Notified Body" selected by the Company. There are several European regulatory bodies in EU member countries whose determinations are accepted for regulatory approval purposes in all countries of the EEA and Switzerland and are designated as Notified Bodies. The nature of any Notified Body's assessment will depend on the regulatory class of the product. Depending on classification, the clinical data will have to provide evidence that the product meets the performance specifications claimed and sufficient evidence of adequate safety assessment and that the benefits to the patients outweigh the risks associated with the product. The Company will be subject to continued supervision by the Notified Body and will have to report any serious adverse incidents to the appropriate authorities. The Company will also have to comply with additional national requirements that are beyond the scope of the MDD.

         Biora received a CE Mark for Emdogain in 1995 from the British Standards Institution ("BSI"), a Notified Body. The latest continuing assessment by BSI was performed, without any nonconforming results, in April 2002. Biora expects to continue to comply with the CE Mark requirements. Failure to do so would mean that the Company would be unable to sell its products in the EEA, which could have a material adverse effect upon the Company's business, financial condition, prospects and results of operations.

         The Company received the CE Mark for PrefGel in February 1998 and it was renewed in February 2003. The Company received approval for Emdogain Gel from BSI, a Notified Body, in February 2000.


Japan

         Japan has medical device regulations similar to those of the EU and the United States. Biora received the approval to market Emdogain in Japan as a medical device in January 1998. Biora's Japanese distributor has agreed to defray certain expenses relating to any post-marketing studies that may be required by the MHW, the notified body for Japan. However, in November, 2000, Seikagaku Corporation, Biora's marketing and sales partner in Japan, recalled all deliveries of Emdogain to comply with the registration authority's guidelines which required the same changes to be made to the production process for deliveries to Japan as had previously been implemented for other markets. Discussions with the Japanese registration authority resulted in the decision to accelerate the registration process for Emdogain Gel. The application for registration of Emdogain Gel was submitted to the Japanese registration authority during Q1 2001 and was approved in December 2001.


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

         The Company believes that sales of EmdogainGel will be its primary source of revenues for the next several years. The Company intends to focus its marketing efforts in order to increase sales of EmdogainGel in North America, the most important markets in Europe and in Japan. For its ongoing R&D projects outside the core business, the Company intends to license or co-develop them together with a partner. This business might contribute to the Company's revenue in the future. The Company's result from operations for the year ended December 31, 2002, was a loss of SEK 0.9 million ($0.1 million) as compared to a loss of SEK 26.5 million ($3.4 million) for the year ended December 31, 2001. This improvement in the result is due to the increase in sales and to a decrease in operating costs. Selling expenses were reduced by SEK 8.0 million ($1.0 million) and research and development costs were reduced by SEK 10.1 million ($1.3 million). The capitalized R&D costs were completely amortized as of December 31, 2000. There was also a reduction in administration expenses from SEK 22.9 million ($3.0 million) to SEK 21.5 million ($2.8 million).

         In February 1997, Biora completed its Initial Public Offering (the "IPO") of 7,475,000 Ordinary Shares at a price to the public of SEK 60.13 per Ordinary Share. The proceeds to the Company, after deducting underwriting discounts and offering expenses payable by the Company, were SEK 372 million ($48.4 million). In August 2001, the Company issued 2,550,000 new shares at a subscription price of SEK 10.40 per share. The Company's cash was increased by net SEK 25.0 million ($3.3 million). The Company is using the net proceeds received from the IPO and the 2001 share issue for marketing and sales activities, research and product development, capital expenditures and for working capital and general corporate purposes.


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

5.A. OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

         Net sales for the year ended December 31, 2002 equaled SEK 129.7 million ($16.9 million), an increase of 17 percent over net sales for the year ended December 31, 2001, which equaled SEK 110.7 million ($14.4 million). The increase is attributable to a sale increase in the U.S. (13 percent), in Germany (14 percent) and the introduction of EmdogainGel in Japan where sales amounted to SEK 7.9 million ($1.0 million).

         Gross Profit equaled SEK 106.7 million ($13.9 million) for 2002 compared to SEK 87.9 million ($11.4 million) for the year 2001, an increase of profit margin from 79.4% to 82.3% between the two periods. The increase is partly explained by the fourth quarter 2002 review by the Company of its current production capacity, which resulted in an increased absorption of the fixed costs in inventory. This resulted in a positive impact on the gross profit by SEK 1.0 million ($0.1 million).

         Loss from operations equaled SEK 0.9 million ($0.1 million) for the year ended December 31, 2002 compared to SEK 26.5 million ($3.4 million) for the year ended December 31, 2001. The improved result from operations is due to increased sales and reduced operating expenses. The decrease of the R&D expenses from SEK 26.8 million ($3.5 million) to SEK 16.7 million ($2.2 million) was primarily attributable to the completion of certain R&D projects during 2001. Other operating income has decreased in 2002 compared to 2001 as a result of a decrease in licensing fees. Decrease in other operating expenses is explained by the fact that a royalty fee was paid to Industrifonden from the Molnlycke licensing fee.

         Net financial items equaled SEK 1.6 million ($0.2 million) for the year ended December 31, 2002 as compared to SEK 1.4 million ($0.2 million) for the same period in 2001. Net financial items are mainly interest on the Company's cash and cash equivalents in 2002.

         Net profit equaled SEK 0.7 million ($0.1 million) for the year 2002 as compared to a net loss of SEK 25.1 million ($3.3 million) for the year ended December 31, 2001. The reasons for this improvement are described above.


YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

         Net sales for the year ended December 31, 2001 equaled SEK 110.7 million ($14.4 million), an increase of 24 percent over net sales for the year ended December 31, 2000, which equaled SEK 89.2 million ($11.6 million). The increase is attributable to increased sales of EmdogainGel in the United States and Germany as well as in certain distributor markets.

         Gross Profit equaled SEK 87.9 million ($11.4 million) for 2001 compared to SEK 68.0 million ($8.9 million) for the year 2000, an increase of profit margin from 76.3% to 79.4% between the two periods. In year 2000, the change-over from Emdogain (vials) to EmdogainGel resulted in the inventory loss of Emdogain (vials) which is the principal explanation for the lower profit margin year 2000.

         Loss from operations equaled SEK 26.5 million ($3.4 million) for the year ended December 31, 2001 compared to an operating loss of SEK 78.7 million ($10.2 million) for the year ended December 31, 2000. This is partly due to the increase in sales and partly to a decrease in operating costs together with licensing revenue of SEK 15.0 ($2.0 million). Selling expenses were reduced by SEK 1.4 million ($0.2 million) and research and development costs were reduced by SEK 16.0 million ($2.1 million). R&D costs for 2000 includes amortization of capitalized R&D amounting to SEK 10.5 million ($1.4 million). The capitalized R&D costs were completely amortized as of December 31, 2000. Furthermore the R & D cost of preclinical and clinical trials were reduced by SEK 2.1 million ($0.3 million), R & D travel cost were reduced by SEK 1.2 million ($0.2 million), R & D market support cost were reduced by SEK 0.7 million ($ 0.09 million) and other R & D cost reduction by SEK 1.5 million ($0.2 million). The reduction in administration expenses during 2001 from SEK
25.4 million ($3.3 million) to SEK 22.9 million ($3.0 million) is due to that costs in connection with the licensing of the wound-healing project was allocated to other operating expenses. Other operating income and expenses SEK
12.3 million ($1.6 million) consists of installment payments for two license agreements related to the development project for xerostomia (dry mouth) SEK
5.0 million ($ 0.7 million) and for the lump sum amount received from Molnlycke Health Care AB SEK 10.0 million ($1.3 million) reduced by royalty payments to Industrifonden SEK 1.2 million ($0.16 million) and administration costs associated with the licensing of the wound healing project of SEK 1.4 million ($0.18 million).

         Net financial items equaled SEK 1.4 million ($0.18 million) for the year ended December 31, 2001 as compared to SEK 2.7 million ($0.35 million) for the same period in 2000. Net financial items are mainly interest on the Company's cash and cash equivalents in 2001. The reason for the decrease is that a lower average balance of cash and cash equivalents was available to the Company.

         Net loss equaled SEK 25.1 million ($3.3 million) for the year 2001 as compared to a net loss of SEK 76.1 million ($9.9 million) for the year ended December 31, 2000.

5.B. LIQUIDITY AND CAPITAL RESOURCES

         The Company's financial requirements for the three years prior to the IPO in February 1997, were met primarily through funds generated by issuances of equity securities (approximately SEK 16.0 million ($2.1 million)), and convertible debt securities (approximately SEK 3.0 million ($0.4 million)) which were converted into Ordinary Shares in January 1996), loans from the Swedish Industrial Fund (Industri-och nyforetagarfonden) ("IF") aggregating a total of SEK 19 million ($2.5 million) and revenues relating to contract work for third parties. The Company's loan from the IF was repaid from the proceeds of the IPO. Of the approximately SEK 19 million ($2.5 million) in total equity and convertible debt financing received by the Company during the three years prior to the IPO, Euroventures Nordica provided an aggregate of SEK 11.2 million ($1.5 million) in both equity and debt financing to the Company, substantially all of which was initially funded through loans to the Company and then converted into equity or convertible debt. On September 30, 1996, outstanding loans to the Company from Euroventures Nordica in the principal amount of SEK 7,160,419 ($931,922) plus accrued interest was converted into a conditional contribution to the shareholders' equity of Biora. To the extent that the Company has funds available for dividends, and subject to approval by the general shareholders' meeting of the Company, the Company will make repayments out of such funds to Euroventures Nordica in satisfaction of its conditional contribution prior to making any dividend payments to other holders of Ordinary Shares or ADSs. The Company currently has no outstanding loans from Euroventures Nordica. The Company had SEK 51.3 million ($6.7 million) in cash and cash equivalents at December 31, 2002 compared to SEK
51.5 million ($6.7 million) at December 31, 2001.

         The Company generated negative cash flow of SEK 0.1 million ($0.01 million) during the year 2002, resulting in a decrease of cash and cash equivalents from SEK 51.5 million ($6.7 million) to SEK 51.3 million ($6.7 million). Positive operating cash flows amounted to SEK 3.8 million ($0.5 million), mainly reflecting the net profit of SEK 0.7 million ($0.1 million), net of non-cash depreciation and amortization charges of SEK 3.9 million ($0.5 million), and an increase in working capital of SEK 0.7 million ($0.1 million) principally attributable to the higher level of sales recorded at the end of 2002 as compared to the end of 2001. Negative cash flows from investing activities amounted to SEK 2.8 million ($0.4 million).

         Biora's shareholders' equity equaled to SEK 56.2 million ($7.3 million) at December 31, 2002 as compared to SEK 55.9 million ($7.3 million) at December 31, 2001.

         Biora's capital expenditures net of proceeds from sales for the year 2002 amounted to SEK 3.0 million ($0.4 million) compared to SEK 2.9 million ($0.4 million) for the full year 2001. The reason for the low level of capital expenditure in recent years is that all major capital expenditures for the present capacity level of production, as well as the build up of sales offices, were mainly incurred in earlier years.

         Although Biora anticipates that revenue from sales of EmdogainGel and its current cash balances will be sufficient to finance the Company's operations through at least 2003, there can be no assurance that the Company will not require additional financing. However, while the Company believes that current trends in its revenues and costs support that the Company will break-even from a cash flow perspective without requiring additional financing, there can be no assurances that such trends will continue. At December 31, 2002, Biora had a debt of SEK 9.7 million ($1.3 million) to AstraZeneca related to accumulated royalty fees that had not been paid. Biora repaid SEK 1.6 million ($0.2 million) during the first quarter 2003 and plans to repay an additional SEK 4.9 million ($0.6 million) during 2003 and SEK 3.2 million ($0.4 million) during 2004. Biora's future liquidity and capital requirements and its revenue and cost structure will depend upon numerous factors, including the extent to which EmdogainGel gains further market acceptance, the timing and cost involved in the clinical testing of and obtaining regulatory approval for its projects under development and the success of the wound healing project licensed to Molnlycke Health Care AB.


LONG-TERM FINANCIAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

         The Company leases certain plants and equipment in accordance with leasing contracts that expire in the year 2005. All leases are operating leases. The majority of the material leasing contracts concern the rental of offices. The office rental agreements include conditions concerning inflation index regulation of the rent and in some case regulation of the rent due to increase in direct property expenses and taxes. There are options to prolong all office rental agreements. Remaining leasing contracts concern the leasing of cars, copying machines and other office equipment. The total amounts of future minimum leasing commitments on December 31, 2002 are listed below (SEK thousands):

Year            Rental of Offices               Other                    Total

2003                4,467                       1,513                    5,980
2004                1,213                         598                    1,811
2005                  424                         197                      621
                    -----                       -----                    -----
Total               6,104                       2,308                    8,412



The Company's other commercial commitments at December 31, 2002 include:

   o The Company has entered into research and development agreements, agreements with sub-contractors and agreements concerning purchases of other services. The total amount of future expense commitments on December 31, 2002, pertaining to these agreements are SEK 720 thousands for 2003 and SEK 0 thousands for 2004 or in total SEK 720 thousands.

   o From 1989 to 1992, AstraZeneca was a shareholder in the Company and contributed to the financing of the initial research behind and development of Emdogain. On December 31, 1992, AstraZeneca, the Company and certain of the Company's other shareholders signed an agreement under the terms of which AstraZeneca withdrew from its commitment to finance R&D for products relating to Emdogain, as well as other license agreements between the Company and AstraZeneca. As a part of the final settlement with AstraZeneca, it was agreed that, until December 31, 2009, AstraZeneca would receive a royalty of 2.5% of all commercial revenues (minus deductions for V.A.T. and customs duty) from the dental application areas of the two patents pertaining to Emdogain owned by the Company as at December 31, 1992. For 2002 the above royalty amounted to approximately SEK 3 thousands ($390) from the sale of Emdogain. As mentioned above, at December 31, 2002 Biora had a debt of SEK 9.7 million ($1.3 million) to AstraZeneca related to accumulated royalty fees that had not been paid. Biora repaid SEK 1.6 million ($0.2 million) during the first quarter 2003 and plans to repay an additional SEK 4.9 million ($0.6 million) during 2003 and SEK 3.2 million ($0.4 million) during 2004.

   o In September 1998 Biora acquired the remaining 50% of the shares in Biora SA Ltd for the price of SEK 0. Concurrently a royalty agreement with the former minority owners was signed. It was agreed that the former minority owners would receive a royalty of 15% of the invoiced sales of Biora to the new external distributor in South Africa during the years 1999-2001 and 10% royalty of these sales in the years 2002-2003. For 2001 this royalty amounted to approximately SEK 26 thousands ($3,384) and for 2002 SEK 11 thousands ($1,432).

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

   o On September 30, 1996, Euroventures Nordica made a conditional contribution to the shareholders' equity of Biora in the amount of SEK 7,510,052 ($977,426) through the conversion of outstanding loans, including accrued interest, in the aggregate principal amount of SEK 7,160,419 ($931,922) and accrued interest of SEK 349,633 ($45,504).
         The amount of the conditional contribution was treated as unrestricted equity. The contribution was made to increase total shareholders' equity as the change in the Company's accounting policy with respect to the capitalization of costs related to the development of Emdogain decreased statutory shareholders' equity. The contribution is deemed "conditional" in that it is to be repaid to Euroventures Nordica only to the extent that the Company has sufficient unrestricted equity otherwise available for dividends, and such repayment is further subject to the approval of any repayment by the general shareholders' meeting of the Company.

   o The liabilities to credit institutions are the only interest bearing liabilities of the Company, amounting to SEK 2.4 million ($0.3 million) at December 31, 2000 and 0 on December 31, 2001 and December 31, 2002. All liabilities were fully repaid in December 2001 in connection with the licensing of the wound-healing project to Molnlycke Healthcare. Further, the SEK 2.4 million ($0.3 million) represented the first payment of the total conditional loan of SEK 15 million ($2.0 million), granted by the Swedish Industrial Fund for the project "Emdogain for extra-oral wound healing applications". In addition to interest (at the official Swedish discount rate plus 2.5%) the Swedish Industrial Fund is entitled to royalty based on net sales as follows:

         - 3% of the net sales from the product, from raw material, chemicals, components, etc for the product and from services related to the product.

         - 12% of all revenues from agreements concerning option to or concerning grant of license to produce or sell the product, components, chemicals etc for the product as well as services related to the product.

         - When the Company has paid royalties totaling 167% of the loan obtained from the Swedish Industrial Fund the above mentioned royalty rates shall be reduced from 3% to 0.5% and from 12% to 2.4% respectively. At December 31, 2002 the Company has not paid royalties totaling 167% of the loan and is therefore not entitled to the lower royalty rates.

         - The royalty right of the Swedish Industrial Fund expires four calendar years after the calendar year when the Company has repaid the outstanding loan including accrued interest, however, in any case, not before December 30, 2010. The loan from the Swedish Industrial Fund has been fully repaid.


Critical Accounting Policies

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

         The preparation of Biora's Consolidated Financial Statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. In accordance with the Financial Reporting Release No. 60 (FRR60) recently issued by the Securities and Exchange Commission of the United States, registrants are required to provide additional disclosure of accounting principles in which estimates, judgments and assumptions are particularly sensitive and which, if actual results are different, may have a material impact on the financial statements. The accounting principles applied by Biora that are deemed to meet these criteria are discussed below:

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

U.S. GAAP Reconciliation

         Biora prepares its Consolidated Financial Statements in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. Under U.S. GAAP, the net loss for the year ended December 31, 2002 amounted to SEK 0.4 million ($0.05 million) as compared to net profit SEK 0.7 million ($0.09 million) under Swedish GAAP. Net loss per Ordinary Share for the year ended December 31, 2002 was SEK 0.02 ($0.003) under U.S. GAAP, compared with a net profit of SEK 0.03 ($0.004) under Swedish GAAP. Shareholders equity at December 31, 2002 under U.S. GAAP was SEK 43.9 million ($5.7 million) as compared to shareholders equity of SEK 56.2 million ($7.3 million) under Swedish GAAP.

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

         Recently issued US GAAP standards, which may impact US GAAP reconciliation in future periods, are as follows:

         In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The company is currently evaluating the impact of adopting SFAS No. 143 on its financial statements.

         In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 are applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The Company is currently evaluating the impact of adopting SFAS No. 145 on its financial statements.

         In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company is currently evaluating the impact of adopting SFAS No. 146 on its financial statements.

         In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The company is currently evaluating the impact of adopting FIN No. 45 on its financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The required disclosures are included in the notes to the consolidated financial statements.

         In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB No. 25. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

         In April, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement No. 149 has multiple effective date provisions depending on the nature of the amendment to Statement No. 133. The Company is currently evaluating the impact of adopting Statement No. 149 on its financial statements.

         In May, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The Company is currently evaluating the impact of adopting Statement No. 150 on its financial statements.

         In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used to conduct activities or to hold assets in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the equity investors lack (i) the ability to make decisions about the entity's activities, (ii) the obligation to absorb the expected losses of the entity if they occur, or (iii) the right to receive the expected residual returns of the entity if they occur. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The requirements of FIN 46 apply in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is currently evaluating the impact of adopting FIN No 46 on its financial statements.

         In November 2002, the Emerging Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company is assessing the impact of the adoption of EITF 00-21 on its financial statements.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

         For a Discussion of Research and Development, See "Item 4. Business Overview - Research & Development."

         For a Discussion of Patents and Licenses, See "Item 4. Business Overview - Intellectual Property."

5.D. TREND INFORMATION

         For a Discussion of Trend Information, See "Item 4. Business Overview".


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


Directors and Executive Officers

As of May 1, 2003, the directors and executive officers of the Company are as follows:

Name                         Age        Position

Per Wahlstrom                56         Chairman of the Board of Directors
Nils Bohlin                  51         Director
Per Lojdquist                54         Director
Lars Spongberg               55         Director
Lars Inglemark               54         Director
Christer Testen              60         Director


Donna Janson                 48         President and Chief Executive Officer
Dr. Stina Gestrelius         54         Vice President, Research and Development
Christian Johansson          40         Production Manager
Christer Tingnell            38         Director of Marketing
Svante Lundell               48         Chief Financial Officer

         Per Wahlstrom has served as the Chairman of the Board of Directors of Biora since 1994 and as a Director since 1987. From 1986 through June 30, 1998, Mr. Wahlstrom has served as the Managing Director and Chairman of the Board of Euroventures Management AB, an investment advisor for various venture capital funds with over SEK 1,200 million under management. Prior thereto, Mr. Wahlstrom was the Managing Director of six regional venture capital companies within the Swedish Industry Establishing Company (Svetab) group from 1982 through 1985. From 1980 to 1982, Mr. Wahlstrom served as the Managing Director of Svetab Ost, a regional venture capital company belonging to the Svetab group. Mr. Wahlstrom is the Chairman of the Board of Studsvik AB and Olai & Lindgren Reklambyra AB and a board member of Volvo Technology Transfer AB, among others.

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

         Lars Spongberg has been a member of the Board since January 2002. He is a partner at Nordic Capital and is a board member of Allgons AB, Munthers AB, Addtech AB, Skyways Holding AB, Aerocrine AB, Provexa AB, Intervalor AB, as well as in several Nordic Capital portfolio managers.

         Lars Ingelmark is a Board member since 1999. He holds a graduate in medicine and had from 1974 to 1984 several marketing and sales positions in Ciba Geigy Pharmaceuticals, and was Head of the Pharmaceutical Division 1983-84. From 1985 to 1986 he was CEO of Janssen Pharma in Sweden and Norway. During 1987 and 1998 he held several positions in the Management Group of Kabi, Kabi-Pharmacia and Pharmacia & Upjohn, such as deputy CEO, Head of Pharmaceutical Division, Responsible for the Asian region and Senior Vice President, Corporate Projects. Since 1998 he is Head of Life Science Ventures at the Sixth Swedish National Pensions Fund. He currently participates on several boards, Karo Bio AB, Capio AB, Molnlycke Health Care AB, and A. Carlsson Research AB.

         Christer Testen has served as a member of the Board since May 2001. Christer Testen has extensive experience of the pharmaceutical industry, most recently as head of AstraZeneca Australia (1995-1999). Between 1976 and 1994, he held several senior positions in marketing, strategic planning and licensing within the AstraZeneca Group. Christer Testen is also Chairman of the Board of Alimenta AB.


         Donna Janson (age 48) has held the office of President and Chief Executive Officer of Biora since January 2002. She began her tenure with the Company in 1996 as President of Biora, Inc. Biora's Sales and Marketing organization in the United States. Prior to her employment at Biora, Donna Janson was Vice President of Marketing in the US for Nobel Biocare, and Director of Sales at Nobelpharma Canada Inc.

         Stina Gestrelius (age 54) has served as the Vice President and Director of Research & Development of Biora since 1990, as the Head of Research & Development and Production from 1988, as well as a Deputy Director of Biora from 1988 through 1997. From 1983 to 1988, Dr. Gestrelius was the Section Head of Peptide Synthesis Research at Ferring Pharmaceuticals in Malmo, Sweden, and from 1977 to 1982 was the Section Head of Enzyme Immobilization R&D at Novo Nordisk A/S in Copenhagen, Denmark. Dr. Gestrelius holds a Master of Sciences in Chemical Engineering as well as a Ph.D. in Biochemistry from the University of Lund. Dr. Gestrelius received the Gosta Virding Award for Entrepreneur of the Year in 1995 relating to her work at Biora with Emdogain. Dr. Gestrelius has also served as a member of the Board of COB since 1993.

         Christer Tingnell (age 38) has been Director of Marketing since January 2002, and previously held the position of Global Brand Director since May 2001. He has held various marketing and sales positions in Sweden as well as in the international arena for more than 10 years at companies such as Novartis and AstraZeneca.

         Christian Johansson (age 41) joined Biora as Production Manager in January 2003. He has a Master degree in chemical engineering and has worked in the pharmaceutical industry since 1989. Mr Johansson started his career at Ferring AB where he worked in synthesis development for a number of years. Between 1999 and 2003, Mr. Johansson was responsible for the production at Polypeptide Laboratories' facility in Malmo, Sweden.

         Svante Lundell (age 48) has been Chief Financial Officer since September 2002. He has a Bachelor's degree in business administration from the University of Lund, Sweden, and has previously held a number of executive financial positions in Sweden and Europe for international companies. Before joining Biora, he was Head of Finance, Europe at Hercules Inc., a US specialty chemical company based in Brussels, Belgium.


Other Key Personnel

Name                             Age        Position

Christopher Pallotto             44         President, Biora Inc., USA
Ann-Christin Johansson           45         Quality Assurance Manager, Biora AB
Wolfgang Muller                  38         General Manager, Germany and Austria


         Christopher Pallotto is a licensed dentist and since 1998 he has been responsible for Biora, Inc's sales organization. He has worked in the dental industry since 1989 and started working at Biora, Inc. in 1997. Before Christopher Pallotto joined Biora he held various sales management positions at Nobel Biocare's subsidiary in the U.S. Prior to that he worked as a dentist for five years.

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


6.B. COMPENSATION

The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and officers of Biora as a group for the year ended December 31, 2002:

                                                          Salaries,            Pension,
                                                        Director's Fees      Retirement and
                                                          Commissions          Similar
                                                        and  Bonuses           Benefits
                                                        ---------------     ---------------
                                                           SEK in                 SEK in
                                                         thousands              thousands

All non-executive directors as a group (8 persons)            989                  --
All executive officers as a group (8 persons)               8,180                1,359
                                                            -----                -----
Total                                                       9,169                1,359



         In 2002, the Chairman of the Board of Directors received a fee of SEK 150,000 ($19,522), and the non-executive Directors received a fee of SEK 100,000 ($13,015), and the Deputy Director a fee of SEK 50,000 ($6,507). The three Board members appointed in January 2002 have received SEK 33,000 ($4,295) each in addition to the ordinary fee. In addition to the ordinary fee, three Board members have received a remuneration for their services as members of the Audit Committee of Biora as follows: Per Lojdquist SEK 40,000 ($5,206), Lars Spongberg SEK 25,000 ($3,254) and Christer Testen SEK 25,000 ($3,254).

         The salary expenses for Donna Janson, President of Biora were US$300,000. In addition, she is eligible to an annual bonus amounting to a maximum of 25% of her annual salary. She is also entitled to pension benefits for which the Company will pay approximately $6,000 annually. The Company may terminate her position by giving a minimum of six months and a maximum of twelve months notice beginning no earlier than January 1, 2003. She is also entitled to severance pay equal to one year's salary, which may also be paid in the case of a change in the control of Biora. Ms Janson is entitled to purchase 150,000 warrants according to the program approved on June 1, 2001. She is also entitled to a company car and a furnished apartment supplied by Biora in Sweden.

Management Employment Agreements

         The Company has entered into employment agreements with each of Mrs. Janson, Dr. Gestrelius, Mr. Johansson, Mr. Tingnell and Mr. Lundell. These agreements are continuously in force until terminated by (i) the individual party thereto, at which point the individual would be required to remain employed as an officer of the Company for a period ranging from three to six months, or (ii) the Company, at which point the individual would be permitted to remain employed as an officer of the Company for a period ranging from 6 to 18 months. Among other items, these agreements contain non-compete and confidentiality provisions. According to the terms of the non-compete clause, such officers agreed not to conduct any business directly competing with the Company's business during the term of the employment agreement and for an additional year thereafter without the Company's prior written consent.


Key Employee Incentive Plan

Warrant Program 2004

         On June 12th, 2001, the Company's Board of Directors acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of SEK 100,000 ($13,015) principal amount of subordinated debentures with 800,000 accompanying warrants to Biora Option AB. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which reflects the premium to employees of the Company to provide them with appropriate incentives to encourage them to continue in the employ of the Company and to acquire a proprietary interest in the long-term success of Biora. Accordingly the employees were required to purchase the warrants at their fair value at the grant date using the Black-Sholes valuation model. Employees of the Company have subscribed for 255,500 warrants of this program. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 17.00 ($2.21). The warrants are exercisable for Ordinary Shares from October 1, 2003 to September 30, 2004. If all of these warrants are fully exercised the total number of shares outstanding will increase to 24,009,300. As per December 31, 2002, the employees of the Company had subscribed for 255,500 warrants. Accordingly SEK 920,000 ($119,737) have been accounted for as Consolidated restricted equity.

As per December 31, 2002, the Executive Officers have subscribed for 80,000 warrants of this program.

 -----------------------------------------------------------------------
|     Executive Officers              |        Number of warrants       |
|-------------------------------------|---------------------------------|
|                                     |                                 |
|     Donna Janson                    |        50,000                   |
|                                     |                                 |
|-------------------------------------|---------------------------------|
|     Stina Gestrelius                |        15,000                   |
|                                     |                                 |
|-------------------------------------|---------------------------------|
|     Svante Lundell                  |        10,000                   |
|                                     |                                 |
|-------------------------------------|---------------------------------|
|     Christer Tingnell               |        5,000                    |
|                                     |                                 |
 -----------------------------------------------------------------------

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

6.D. EMPLOYEES

         As of December 31, 2002, the Company had 78 full-time employees, including nine in administration and finance, 52 in marketing and sales, eight in research and development and nine in manufacturing and quality assurance. As is standard in Sweden, many of the Company's employees are members of trade unions. The significant majority of Biora's employees in Sweden are a party to or effected by collective bargaining agreements. Biora pays certain health and welfare charges, known as social costs, for its employees. The Company has never experienced a work stoppage and believes its employee relations to be good.

         The Company's future success will depend on its ability to attract, train, retain and motivate highly qualified employees. The Company is particularly reliant for its continued success on the services of several key employees.

6.E. SHARE OWNERSHIP

         In order to be entitled to attend and vote at a general meeting of shareholders, a shareholder must be registered in the register of shareholders ten days prior to the date of the meeting. The Articles of Association provide that the shareholder must give notice to Biora of the intention to attend the meeting not later than the date specified in the notice convening the meeting (a date not earlier than the fifth weekday - including Saturday - preceding the meeting). A shareholder may attend and vote at the meeting in person or by proxy. A person designated on the register as a nominee (including the depositary of the ADSs) is not entitled to vote at a general meeting, nor is a beneficial owner whose share is registered in the name of a nominee (including the depositary of the ADSs) unless the beneficial owner first arranges to have such owner's own name entered in the register of shareholders. At any general meeting, each shareholder may cast the full number of votes represented by such holder's shares.

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


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

         The Company has been informed that The Swedish 6th Pension Fund owns
19.9 percent of the outstanding Ordinary Shares. The Company does not believe that it is directly or indirectly controlled by the Swedish 6th Pension Fund or by any other corporation or by any foreign government as of April 1, 2003.

         The following table sets forth certain information regarding the beneficial ownership of the Ordinary Shares known by the Company as of April 1, 2003. The Company believes, based on information furnished by such owners, that, except as otherwise indicated, the owners listed below have sole investment and voting power with respect to such shares. No shareholder has any special voting rights.

                                                  Number of Ordinary    Percent
                                                  Shares Owned          of Class
Principal Shareholders/ Investment holders:

Swedish 6th Pension Fund                          4 715 940              19.9
Bank of New York*                                 1 074 351              4.5
Lars Hammarstrom and family                       805 900                3.8
Euroventures BV                                   698 919                2.9
Deutsche Bank AG (GSC)*                           692 300                2.9
Briban Invest                                     669 000                2.8
Haandvaerkerbanken                                460 640                2.0
Holdingselskapet af 14.1 1944APS                  386 000                1.6
Volvokoncernens pensionsstiftelse                 354 000                1.5
Pensionskassan for Varkstedts                     300 000                1.3

All directors and officers as a group              76,200(a)             0.3
(thirteen persons)


*       Holding Shares on behalf of their Clients.

(a) Includes (i) 63,400 Ordinary Shares held by Stina Gestrelius (ii) 9,600 shares held by Christer Tingnell and (iv) 3,200 Ordinary
        Shares held by other Board of Directors or Biora's Executive Officers.

         As of April 1, 2003, the Company had 23,753,800 Ordinary Shares outstanding held by approximately 10,600 shareholders.

         On April 7, 2003, Straumann Holding AG announced an offer to the shareholders and the holders of warrants issued by Biora AB. Straumann offers SEK 17 in cash for each Biora share and SEK 1.50 in cash for each outstanding Biora warrant issued under the employee warrant program 2001/2004. The total value of the offer amounts to approximately SEK 404 million ($52.6 million). Based on the closing price of the Biora share on the O-list of the Stockholm Stock Exchange on April 4th 2003, SEK 12.1 ($1.57), the shareholders of the company will be offered a premium of 41 percent per Ordinary Share, and based on the average closing price over the last 30 trading days prior to the offer, SEK 11.6 ($1.51), a premium of 47 percent per share. The Board of Directors of Biora unanimously recommends the Straumann offer.

         The offer is not being made, directly or indirectly, in or into the United States of America, Canada, Australia or Japan, and it may not be accepted in or from the United States of America, Canada, Australia or Japan.

         On June 12, 2003, Straumann announced that it has acquired approximately 91 percent of the Ordinary Shares of Biora. Straumann has called for the compulsory acquisition of the remaining outstanding Biora Ordinary Shares. The Ordinary Shares will be de-listing from the "O-list" of the Stockholm Stock Exchange at the close of business on July 4, 2003.


7.B. RELATED PARTY TRANSACTIONS

Agreement with AstraZeneca

         From 1989 through 1992, AstraZeneca was a principal shareholder in Biora and participated in the funding of the early research and development of Emdogain. On December 31, 1992, Biora, AstraZeneca and certain shareholders of Biora entered into an agreement pursuant to which AstraZeneca terminated its commitment to fund the research and development of products relating to Emdogain as well as all licensing agreements which Biora and AstraZeneca had previously entered into. Under the terms of the agreement, AstraZeneca also transferred all of the Ordinary Shares held by it in Biora to certain other principal shareholders of Biora. As part of the agreement, AstraZeneca was granted a royalty, up to and including December 31, 2009, of 2.5 percent of commercial income (other than deductions for VAT and customs duties) from the dental application of two patents held by the Company relating to Emdogain:
"binding-inducing composition" and "composition inducing a binding." The Company will reflect costs incurred pursuant to the terms of the royalty agreement as an expense in its statements of operations. See "Description of Business -- Patents and Proprietary Rights."

Capital Contribution from Euroventures Nordica

         On September 30, 1996, Euroventures Nordica made a conditional contribution to the shareholders' equity of Biora in the amount of SEK 7,510,052 ($977,426) through the conversion of outstanding loans, including accrued interest, to Biora in the aggregate principal amount of SEK 7,160,419 ($931,922) and accrued interest of SEK 349,633 ($45,504). The amount of the conditional contribution was treated as unrestricted equity. The contribution was made to increase total shareholders' equity as the change in the Company's accounting policy with respect to the capitalization of costs related to the development of Emdogain decreased statutory shareholders' equity. The contribution is deemed "conditional" in that it is to be repaid to Euroventures Nordica only to the extent that the Company has sufficient unrestricted equity otherwise available for dividends, and such repayment is further subject to the approval of any repayment by the general shareholders' meeting of the Company. There can be no assurance, however, that the Company will ever be profitable or that the Company will have sufficient positive unrestricted equity to repay Euroventures Nordica's conditional contribution.


7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.


ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The information called for by this item commences on page F-1.

8.A.7. Legal Proceedings

         From time to time, the Company may become involved in legal proceedings arising out of the ordinary course of its business. The Company is not aware of any pending or threatened legal proceedings to which the Company is a party.

8.B. SIGNIFICANT CHANGES

Not applicable.


ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

         The principal trading market for Biora's Ordinary Shares is the O-list of the Stockholm Stock Exchange ("SSE"). (In light of the takeover by Straumann Holdings AG announced on April 7, 2003, Biora will de-list its Ordinary Shares from the SSE on July 4, 2003). Biora shares were also listed on the US NASDAQ National Market where two shares were represented by one American Depositary Share ("ADS") under the symbol "BIORY". Biora de-listed its ADSs from NASDAQ Exchange on January 31st 2002, and from February 1st to December 9, 2002, the ADSs were quoted on the Over-the-Counter Market. The bid and asking prices on this market were published and distributed by Pink Sheet LLC. The principal reason for voluntarily delisting from the NASDAQ National Market was that the Company did not comply with NASDAQ's new quantitative listing standards for minimum equity requirements, which became effective June 29, 2001. Due to the low trading volume of Biora's ADRs on the OTC Market and the high costs relating to the ADR program, Biora terminated its ADR program on December 9, 2002. As a result, Biora's ADRs ceased trading on the OTC market in the United States. Current ADS holders should contact The Bank of New York (ADR Division) regarding the terminated Biora ADR program.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

Trading on the Stockholm Stock Exchange

         Shares traded on the Stockholm Stock Exchange (the "SSE") comprise shares quoted on three different lists; the "A-list," the "OTC-list" and the "O-list," the latter being primarily intended for smaller companies, companies with a short track record and companies wishing to be listed on the A-list in the future, but which temporarily do not satisfy the requirements for such listing. Biora's Ordinary Shares have been listed on the O-list since 1997, but will be de-listed on July 4, 2003 as a result of the Straumann takeover announced on April 7, 2003.

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

         The SSE is a fully electronic marketplace. Member firms of the SSE are able to operate from an optional geographic location via advanced data communications. The brokers' representatives are able to trade via workstations that have been developed by the SSE or via their own electronic data processing systems, which are linked to SAX.

         The table below sets forth, for the periods indicated, the high and low sales prices for the Ordinary Shares on the SSE, as reported by the SSE.

                           Price Per Ordinary Share
-------------------------------------------------------------------------------
                                                     Quarter's
                                     High             Low                Close
-------------------------------------------------------------------------------
Calendar Period                                    SEK
-------------------------------------------------------------------------------

1998

First Quarter                        106.0                 74.0           102.0
Second Quarter                       145.0                 99.0           105.0
Third Quarter                        119.0                 70.0            80.0
Fourth Quarter                        76.0                 46.0            54.5

1999

First Quarter                         69.5                 48.0            57.5
Second Quarter                        58.0                 48.5            51.5
Third Quarter                         50.0                 25.1            41.5
Fourth Quarter                        48.0                 29.1            43.4

2000

First Quarter                         86.0                 35.0            67.0
Second Quarter                        69.0                 30.5            31.5
Third Quarter                         36.0                 19.5            25.7
Fourth Quarter                        28.0                  7.0            8.15

2001

First Quarter                         30.0                  8.0            12.3
Second Quarter                        18.4                  8.5            14.2
Third Quarter                         15.8                  9.7             8.5
Fourth Quarter                        13.9                  7.4            12.2

2002

First Quarter                         14.3                 11.1            13.9
Second Quarter                        11.4                 15.2            13.9
Third Quarter                          9.0                 14.0            11.4
Fourth Quarter                        10.0                 14.5            12.9

                                                         Month's
High/Low share price per month       High                  Low           Close
-------------------------------------------------------------------------------
Nov 2002                              11.2                 14.5            14.0
Dec 2002                              11.8                 14.0            12.9
Jan 2003                              12.4                 14.0            13.1
Feb 2003                              10.3                 13.5            11.6
March 2003                            10.7                 12.2            11.2
April 2003                            16.9                 10.9            16.7
May 2003                              17.0                 16.5            16.9


         The average daily volumes of Ordinary Shares traded in the SSE from January 1, 2002 through May 2003 was 82,000 based on total turnover statistics (supplied by the Stockholm Stock Exchange). On June 12, 2003, Straumann announced that it has acquired approximately 91 percent of the Ordinary Shares of Biora. Straumann has called for the compulsory acquisition of the remaining outstanding Biora Ordinary Shares. The Ordinary Shares will be de-listing from the "O-list" of the Stockholm Stock Exchange at the close of business on July 4, 2003.


Trading on the NASDAQ National Market/Over the Counter ("OTC") Market

         The table below sets forth for the periods indicated the high and low sales prices quoted for the ADSs on the NASDAQ National Market from January 1998 to January 31, 2002 and on the OTC Market from February 1, 2002 to December 9, 2002:

Price Per ADS
                                        High         Quarter's Low       Close
US$
Calendar Period

1998

First Quarter                           26.500         18.375           25.000
Second Quarter                          36.125         24.750           26.250
Third Quarter                           30.625         17.250           20.875
Fourth Quarter                          20.250         10.625           13.000

1999

First Quarter                           19.00          11.50            13.13
Second Quarter                          14.00           7.88             8.00
Third Quarter                           12.13           6.50            10.00
Fourth Quarter                          11.75           7.00             9.00

2000

First Quarter                           36.42           7.63            14.75
Second Quarter                          16.00           7.00             7.00
Third Quarter                            8.75           3.88             5.00
Fourth Quarter                           5.75           1.31             1.44

2001

First Quarter                            7.75           1.50             2.19
Second Quarter                           3.45           1.80             2.75
Third Quarter                            3.37           1.25             1.45
Fourth Quarter                           2.87           1.25             2.12

2002

First Quarter (NASDAQ/OTC Market)        2.74           2.05             2.70
Second Quarter (OTC Market)              3.03           2.36             3.03
Third Quarter (OTC Market)               3.02           2.15             2.46
Fourth Quarter (to December 9,           2.95           2.20             2.56
2002 on the OTC  Market)


         No information regarding trading volumes after de-listing the Biora ADSs from NASDAQ on January 31st, 2002 is available. As of March 1, 2003, there were 152,500 ADSs outstanding.

         Additionally, the Depositary has advised the Company that as of March 1, 2003, there were 27 holders of record. A significant number of the ADSs are held of record by broker nominees. The number of beneficial owners is unknown, but is considered to be materially higher than the 27 record holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 1.3 percent of the Company's outstanding Ordinary Shares.


ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

         Biora AB is a public company incorporated under the laws of Sweden. The Company is registered with the Swedish Patent and Registration Office, with the corporate identity number 556289-8998. The Company's purpose is to develop, manufacture and market pharmaceuticals and treatment equipment as well as pursue other compatible business. An annual General Meeting of shareholders must be convened at least once per year on a date set by the Company's board of directors. A notice convening an General Meeting must be published in the Swedish Official Gazette (Post- och Inrikes Tidningar), Sydsvenska Dagbladet and in Svenska Dagbladet or Dagens Nyheter. A notice convening an Ordinary General Meeting and an Extraordinary General Meeting to decide upon the alteration of the Articles of Association must take place at the earliest six and at the latest four weeks prior to the meeting. A notice convening another extraordinary general meeting must take place at the earliest six and at the latest two weeks prior to the meeting. A notice convening an Extraordinary General Meeting must take place by making it public through an announcement, at the earliest four and at the latest two weeks prior to the meeting. The General Meeting must be held in Malmo, Sweden.

         A shareholder who wants to take part in a General Meeting must be registered in a transcript of the share register that was recorded ten days before the General Meeting and must give notice to the Company not later than the day mentioned in the notice convening the meeting, before 4 p.m. The last-mentioned day must not be a Sunday, any other public holiday, a Saturday, Midsummer Eve, Christmas Eve or New Year's Eve and must not fall earlier than on the fifth weekday (Sw. vardag) before the General Meeting. At the General Meeting, a shareholder is entitled to be accompanied by one or two guests; however, only if the shareholder gives notice hereof to the Company.

         Biora Articles of Association do not have any provisions relating to voting by directors where there is a potential conflict of interest, and there is no requirement that individuals disclose their percentage ownership of Biora Ordinary Shares once they reach a set percentage. All votes affecting the rights of shareholders, including the creation of new classes of stock, is by majority vote.

         There are no Swedish governmental laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends or other payments to non-residents of Sweden who hold Biora Ordinary Shares. There have been no limitations imposed by Swedish law or Biora's Articles of Association on the right of non-residents of Sweden or non-citizens of Sweden to hold or vote Biora shares.

10.C. MATERIAL CONTRACTS

Not applicable.

10.D. EXCHANGE CONTROLS

         There are no Swedish governmental laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends or other payments to non-residents of Sweden who hold Biora shares. In addition, since January 1, 1993, there have been no limitations imposed by Swedish law or Biora's Articles of Association on the right of non-residents of Sweden or non-citizens of Sweden to hold or vote Biora Ordinary Shares.

10.E. TAXATION

         The following general discussion sets forth certain Swedish and United States federal income tax consequences that are applicable to U.S. Holders (as defined below) of ADSs or Ordinary Shares who hold such ADSs or Ordinary Shares as "capital assets" within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code"). For purposes of this discussion, a "U.S. Holder" is a beneficial owner of ADSs or Ordinary Shares that is for U.S. federal income tax purposes (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. This discussion does not consider all aspects of United States federal income taxation that may be relevant to a particular U.S. Holder based on its particular circumstances, such as holders that are subject to special treatment (e.g., partnerships, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, expatriates, tax-exempt investors, holders whose functional currency is not the U.S. dollar, holders holding ADSs or Ordinary Shares as part of a straddle, hedge, conversion transaction or other integrated transaction or holders owning directly or by attribution 10 percent or more of the Ordinary Shares), nor does it address alternative minimum taxes, United States federal estate or gift taxation or state, local or tax laws of a country other than the United States or Sweden.

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

         The tax treatment of each U.S. Holder of ADSs depends in part on such persons' specific situation. Particular tax consequences, which are not set forth below, may arise for certain categories of subjects. Each U.S. Holder of ADSs should consult a tax advisor for information on the particular tax consequences that may be relevant to such person, including applicability and effect of foreign income tax rules, the provision of double taxation treaties and other rules in general.


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

         Based on the Company's current and projected income, assets and activities, the Company believes that it will not be classified as a PFIC for its taxable year ending December 31, 2002 or any subsequent taxable year. However, there can be no assurances that the Company will not in fact be considered a PFIC for its taxable year ending December 31, 2002 or any subsequent taxable year because (i) the determination of whether or not the Company is a PFIC will be based on the composition of the income and assets of the Company and can be definitively made only after the end of each taxable year, and (ii) the application of the relevant rules is not entirely clear in all respects.

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

10.I. SUBSIDIARY INFORMATION

                                                                               percent holding

Bioventures B.V.,                            Amsterdam, Netherlands                 100%
Biora Benelux Dental Products B.V.           Amsterdam, Netherlands                 100%
Biora GmbH                                   Bad Homburg, Germany                   100%
Biora, Inc.                                  Chicago, IL, U.S.A.                    100%
Biora S.r.l.                                 Milano, Italy                          100%
Biora Limited                                London, United Kingdom                 100%
Biora AG                                     Zurich, Switzerland                    100%
Biora Option AB                              Malmo, Sweden                          100%
Biora BioEx AB                               Malmo, Sweden                          100%



ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Major Risks

Impact of Currency Fluctuations

         The Company expects to have significant export sales from Sweden that are invoiced in currencies other than the Swedish kronor. Accordingly, the Company's results of operations, expressed in kronor, may be adversely affected by the fluctuations in the exchange rates between the kronor and any other currencies in which the Company invoices.

         At December 31, 2002, the Swedish kronor was about seventeen percent higher against the U.S. dollar than on December 31, 2001 and the average rate for 2002 was about nine percent higher than in 2001. At December 31, 2002, the kronor was about two percent higher against the Euro than on December 31, 2001 and the average rate for 2002 was about one percent higher than in 2001.

         Approximately 98% of sales were invoiced in another currency than SEK and approximately 55% of total costs were in other currency than SEK. Sales increase during 2002 was 17%. Excluding effects of changes in exchange rates sales increased by 22%. Losses from operations were reduced with 96.7% during 2002. Excluding effects of changes in exchange rates loss from operations was reduced with 97.4%.

         The effects of inflation on Biora's results of operations have not been significant. However, inflation in Sweden may have a negative effect on the profitability of contracts under which the Company is to receive payments in dollars or other non-Swedish currencies, unless such inflation is offset by a depreciation of the kronor against such currencies. During the last couple of years the inflation has been reduced in Europe in general. The inflation rate in Sweden for the year ending December 31, 2002 was approximately 2.5 percent.

         To compensate for changes in the relative value of the kronor compared to other currencies in which the Company does business, the Company has entered into forward currency exchange contracts with respect to receivables denominated in non-Swedish currencies There can be no assurance, however, that any such future activities undertaken by the Company will eliminate the potential negative financial impact of currency fluctuations.

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

Economic and Monetary Union

         On January 1, 1999 a single European currency, the Euro, was introduced. While currently Sweden was not in the first group of countries initially adopting the Euro, the Company is unable to predict the nature or extent of the impact that the adoption of the Euro by other member states of the European Union may have on the Company. So far there have been no noticeable effects. A few months after the introduction of the Euro the Swedish currency has strengthened approximately ten percent compared to the exchange rate as of January 1, 1999. In the beginning of 2000 the Swedish currency continued to strengthen against the Euro and from mid year weakened again. In 2002 the Kronor strengthened against the Euro after having weaken during 2001.

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


                             At December 31, 2002


                          Swedish kronor         Net underlying          Net Exposure        Foreign               Foreign
                          Value of Net           Foreign currency        Currency            Exchange(Loss)/       Exchange (Loss)/
                          Foreign exchange       Transaction             Position            Gain from             Gain from
                          Assets (Liability)     Exposure                                    Depreciation          Appreciation
                          Contracts                                                          Swedish kronor        Swedish kronor
                                                 --------------------
                                                 SEK in millions

Currency

U.S. Dollar............            9.7                    9.0                  18.7                  1.9                  (1.9)

Euro...................             0                   (10.5)                (10.5)                (1.1)                  1.1

Pound Sterling.........             0                     0.6                   0.6                  0.1                  (0.1)

Swiss Francs...........             0                    (0.2)                 (0.2)                (0.0)                  0.0

Japanese yen...........           (2.6)                     0                  (2.6)                (0.3)                  0.3

Total..................            7.1                   (1.1)                  6.0                  0.6                  (0.6)




ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable



ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable



ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable



ITEM 15. CONTROLS AND PROCEDURES

 Evaluation of Disclosure Controls and Procedures.

         Biora's President and CEO and the Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings under the Exchange Act.

Changes in Internal Controls.

         Since the Evaluation Date, there have not been any significant changes in the Company's internal controls or in other factors that could significantly affect such controls.

ITEM 16.  (RESERVED)

ITEM 18.  FINANCIAL STATEMENTS       (Consolidated Financial Statements
                                     commence at F-1)

ITEM 19.  EXHIBITS - Exhibit 10 (a) ss. 906 Sarbanes-Oxley Certificate




                                  SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Malmo, Sweden.

Dated: June 30, 2003


BIORA AB

By:  /s/ Svante Lundell
     ----------------------
Name:    Svante Lundell
Title:   Chief Financial Officer

                                CERTIFICATIONS
                                --------------

I, Donna Janson, President and CEO, certify that:

1.         I have reviewed this annual report on Form 20-F of Biora AB;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

           (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

           (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

           (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

           (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

           (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date: June 30, 2003                                         /s/ Donna Janson
                                                            ----------------
                                                              Donna Janson
                                                            President and CEO

I, Svante Lundell, Chief Financial Officer, certify that:

1.         I have reviewed this annual report on Form 20-F of Biora AB;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

           (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

           (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

           (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

           (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

           (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 30, 2003                                    /s/ Svante Lundell
                                                       ------------------
                                                         Svante Lundell
                                                     Chief Financial Officer

                           Biora AB and Subsidiaries

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of BIORA AB

We have audited the accompanying consolidated balance sheets of Biora AB and subsidiaries as of December 31, 2000, 2001 and 2002 and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Sweden and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of Biora AB and subsidiaries at December 31, 2000, 2001 and 2002, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with generally accepted accounting principles in Sweden.

Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders' equity as at December 31 2000, 2001 and 2002 to the extent summarized in Note 22 to the consolidated financial statements.

Malmo, Sweden

March 7, 2003



/s/ Alf Svensson
------------------------

Alf Svensson
Authorized Public Accountant
KPMG Bohlins AB
Member of KPMG International

                             FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                        Year Ended December 31,
                                                                        ----------------------------------------------------
                                                                               2000         2001        2002           2002
                                                                        ----------------------------------------------------
                                                                                SEK          SEK         SEK   U.S. Dollars
                                                                                                                    (Note 1)
                                                                              (In thousands except per share amounts)
                                                                                                                 (Unaudited)
Net sales                                                                    89,160      110,677     129,736         16,885
Cost of goods sold                                 Note 5                   -21,148      -22,797     -23,014         -2,995
                                                                        ----------------------------------------------------
Gross profit                                                                 68,012       87,880     106,722         13,890

Selling expenses                                   Note 5                   -78,387      -76,998     -68,982         -8,978
Administrative expenses                            Note 5                   -25,437      -22,880     -21,474         -2,795
Research and development costs                     Note 4,5                 -42,789      -26,787     -16,686         -2,172
Other operating income                             Note 6                       643       16,049       2,275            296
Other operating expenses                           Note 6                      -753       -3,728      -2,723           -354
                                                                        ----------------------------------------------------
Loss from operations                               Note 2,3                 -78,711      -26,464        -868           -113


Interest income and similar profit/loss items                                 3,095        1,630       1,785            232
Interest expense and similar profit/loss items                                 -365         -227        -220            -29
                                                                        ----------------------------------------------------
Result before income taxes                                                  -75,981      -25,061         697             91

Income taxes                                       Note 7                      -168          -34         -16             -2
                                                                        ----------------------------------------------------
Net result                                                                  -76,149      -25,095         681             89
                                                                        ====================================================

Net result per Ordinary Share                      Note 1                     -3.59        -1.14        0.03           0.00
                                                                        ====================================================




The accompanying notes are an integral part of these Consolidated Financial Statements.



CONSOLIDATED BALANCE SHEETS



ASSETS                                                                                     As of December 31,
                                                                        ----------------------------------------------------
                                                                               2000         2001        2002           2002
                                                                        ----------------------------------------------------
                                                                                SEK          SEK         SEK   U.S. Dollars
                                                                                                                    (Note 1)
                                                                             (In thousands)
Long-term assets                                   Note 8                                                        (Unaudited)
Intangible assets
Capitalized research and development costs                                        -            -           -              -
Patents                                                                       7,112        6,948       8,001          1,041
                                                                        ----------------------------------------------------

Total intangible assets                                                       7,112        6,948       8,001          1,041

Tangible assets
Plant and machinery                                                           2,160        1,373         754             98
Equipment, tools, fixtures and fittings                                       4,282        2,365       1,163            151
Advance payments for tangible assets                                              -            -           -              -
                                                                        ----------------------------------------------------
Total tangible assets                                                         6,442        3,738       1,917            249

Financial assets
Other long-term receivables                        Note 9                     2,553          634         217             28
                                                                        ----------------------------------------------------
Total financial assets                                                        2,553          634         217             28
                                                                        ----------------------------------------------------
Total long-term assets                                                       16,107       11,320      10,135          1,319
                                                                        ----------------------------------------------------

Current assets
Inventories
Raw materials and consumables                                                 1,172        1,294       1,135            148
Work in progress                                                                666        1,059       2,696            351
Finished products                                                             5,040        5,483       7,130            928
                                                                        ----------------------------------------------------
Total inventories                                  Note 10                    6,878        7,836      10,961          1,427

Current receivables
Accounts receivable - trade                        Note 11                    9,173       12,942      10,203          1,328
Other current receivables                          Note 12                    2,618        3,411       1,412            184
Prepaid expenses and accrued income                Note 13                    2,693        5,142       2,576            335
                                                                        ----------------------------------------------------
Total current receivables                                                    14,484       21,495      14,191          1,847

Bank deposits                                      Note 14                   40,000       25,951           0              0
Cash and banks                                     Note 14                   13,755       25,520      51,347          6,683
                                                                        ----------------------------------------------------
Total current assets                                                         75,117       80,802      76,499          9,956
                                                                        ----------------------------------------------------

Total assets                                                                 91,224       92,122      86,634         11,275
                                                                        ====================================================


The accompanying notes are an integral part of these Consolidated Financial Statements.




SHAREHOLDERS' EQUITY AND LIABILITIES                                                       As of December 31,
                                                                        ----------------------------------------------------
                                                                               2000         2001        2002           2002
                                                                        ----------------------------------------------------
                                                                                SEK          SEK         SEK    U.S.Dollars
                                                                                                                    (Note 1)
                                                                             (In thousands)
Shareholders' equity                               Note 15                                                       (Unaudited)
Restricted equity
Share capital                                                                   848          950         950            124
Share premium reserve                                                       144,559       89,494      71,238          9,272
Other restricted equity                                                         303          510         313             41
                                                                        ----------------------------------------------------
Total restricted equity                                                     145,710       90,954      72,501          9,436
                                                                        ----------------------------------------------------

Accumulated loss
Accumulated loss                                                            -18,646       -9,989     -16,967         -2,208
Net loss for the year                                                       -76,149      -25,095         681             89
                                                                        ----------------------------------------------------
Total accumulated loss                                                      -94,795      -35,084     -16,286         -2,120
                                                                        ----------------------------------------------------
Total shareholders' equity                                                   50,915       55,870      56,215          7,316
                                                                        ----------------------------------------------------

Provisions
Provisions for pensions                            Note 16                      233          261         269             35
Other provisions                                                                 28           44           0              0
                                                                        ----------------------------------------------------
Total provisions                                                                261          305         269             35
                                                                        ----------------------------------------------------

Long-term liabilities
Liabilities to credit institutions                                            2,400            -           -              -
Other long-term liabilities                        Note 17                    5,506            -           -              -
                                                                        ----------------------------------------------------
Total long-term liabilities                                                   7,906            0           0              0
                                                                        ----------------------------------------------------

Current liabilities
Accounts payable - trade                                                      8,973        7,522       5,918            770
Income tax liability                                                            150          168          55              7
Other current liabilities                          Note 18                    2,150        4,175       1,836            239
Accrued expenses                                   Note 19                   20,869       24,082      22,341          2,908
                                                                        ----------------------------------------------------
Total current liabilities                                                    32,142       35,947      30,150          3,924
                                                                        ----------------------------------------------------

Total shareholders' equity and
liabilities                                                                  91,224       92,122      86,634         11,275
                                                                        ====================================================

Pledged assets and contingent liabilities          Note 26
Pledged assets                                                                 None         None        None           None
Contingent liabilities                                                        9,136        8,618       9,930          1,292



The accompanying notes are an integral part of these Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                         Year Ended December 31,
                                                                        ----------------------------------------------------
                                                                               2000         2001        2002           2002
                                                                        ----------------------------------------------------
                                                                                SEK          SEK         SEK   U.S. Dollars
                                                                                                                    (Note 1)
                                                                             (In thousands)
Cash flows from operating activities                                                                             (Unaudited)
Net (Loss) Income                                                           -76,149      -25,095         681             89
Adjustments to reconcile net loss to
net cash flows from operating activities
Depreciation of tangible assets and
and amortization of patents                                                   8,852        5,939       3,618            471
Change in capitalized research and
development costs                                                            10,514            -           -              -
Capital loss                                                                    257           13           0              0
Changes in other long-term receivables                                          -16           15         260             34
Changes in provisions                                                          -190           27         -29             -4
Changes in long-term liabilities concerning option premium received               1            -           -              -
Current tax                                                                     168           34          16              2
Deferred tax                                                                      -            -           -              -
Change in working capital
Accounts receivable - trade                                                     616       -3,040       1,657            216
Inventories                                                                  -1,340         -628      -3,572           -465
Other current assets                                                            284       -3,138       4,450            579
Accounts payable and other current liabilities                                  545          393      -3,255           -424
                                                                        ----------------------------------------------------
Net cash (used in) provided by operating activities                         -56,458      -25,480       3,826            498
                                                                        ----------------------------------------------------
Cash flows from investing activities
Capital expenditures (tangible assets and patents)                           -5,740       -2,907      -2,953           -384
Proceeds from sales of tangible assets                                          242           35           4              1
Advance payments for tangible assets                                              -            -           -              -
Payments concerning other long-term receivables                                   6        1,920         190             25
                                                                        ----------------------------------------------------
Net cash used in investing activities                                        -5,492         -952      -2,759           -359
                                                                        ----------------------------------------------------
Cash flows from financing activities
Issuance of new shares                                                            -       24,980           0              0
Payments of debt                                                                  -       -2,400           0              0
Issuance of debt                                                              2,400
Warrant premiums received                                                         -          920           0              0
                                                                        ----------------------------------------------------
Net cash from financing activities                                            2,400       23,500           0              0
                                                                        ----------------------------------------------------
Effect of exchange rate changes on cash and
cash equivalents                                                                501          648      -1,191           -155
                                                                        ----------------------------------------------------
Net change in cash and cash equivalents                                     -59,049       -2,284        -124            -16
                                                                        ====================================================

Cash and cash equivalents, beginning of year                                112,804       53,755      51,471          6,699
Cash and cash equivalents, end of year                                       53,755       51,471      51,347          6,683
                                                                        ----------------------------------------------------
Net change in cash and cash equivalents                                     -59,049       -2,284        -124            -16
                                                                        ====================================================

Cash received for interest                                                    2,926        1,507       1,854            241
Cash paid for interest                                                          392          214          11              1
Cash paid for taxes                                                              42           43          80             10



The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in SEK 000s where not otherwise indicated)


-------------------------------------------------------------------------------
Note 1 Basis of presentation
-------------------------------------------------------------------------------

Nature of operations

Biora is a Swedish biotechnology company that develops, manufactures, markets and sells products for treatment primarily of diseases in the mouth. The principal product, EmdogainGel promotes the regain of tooth-supporting tissues which have been lost due to a periodontal disease. EmdogainGel is marketed in Europe, North America and Asia. The parent company Biora AB (publ) is located in Malmo, Sweden.

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

Financial Statements expressed in U.S. dollars

The consolidated financial statements are presented in Swedish kronor ("SEK"), and for the year 2002 are also presented in U.S. dollars, the latter being unaudited and is being presented solely for convenience of the reader, at the rate of SEK 7.6835 = USD 1.00, the Noon Buying Rate of the U.S. Federal Reserve Bank of New York on June 13, 2003. Amounts may not total due to rounding.

Change in accounting principles

In the annual accounts of 2001 the warrant premiums received, earlier disclosed as long-term liability, were re-classified to equity. Warrant premiums for warrants matured not exercised were reclassified to accumulated loss and warrant premiums received for warrants not matured were classified as restricted equity. Going forward warrant premiums received will be presented as restricted equity.
In all other respects the accounting principles have been kept unchanged as compared to the earlier year.

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

Translation of the accounts of foreign subsidiaries

The Groups' foreign operations consists of independent operations which have been translated in accordance with the current rate method. The current rate method means that the Balance Sheets of the foreign operations have been translated at the average of the buy and sell exchange rates prevailing at the end of the year, and their Statements of Operations have been translated at the average exchange rate for the fiscal year. Resulting translation differences have been recorded directly to shareholders' equity, see note 15. On the disposal of foreign operations, all accumulated translation differences (net of the effect of any hedging activities) are recognised as income or expense in the group income statement.

Revenue recognition

Revenue from the sale of goods is recorded upon delivery.
Revenue from outlicensing is recognized when the license is delivered and the collectibility of the license fee is resonably assured. When recognized as revenue licensing fees are included in Other operating income.

Cost of goods sold

With Emdogain becoming fully commercially available in 1996 the Company, beginning in 1996, has accounted for production costs as costs of goods sold, with the exception of costs directly related to research and development. Cost of goods sold also includes 2.5% royalty to AstraZeneca on sales of Emdogain, see Note 21.

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

Exchange gains / losses pertaining to operating assets and liabilities are included in Other operating income by 198 in 2000, 401 in 2001 and 1,589 in 2002 and in Other operating expenses by 484 in 2000, 848 in 2001 and 966 in 2002. Exchange gains and losses pertaining to current financial assets have been included in Interest income by 127 in 2000, 107 in 2001 and (173) in 2002.

Net loss per ordinary share

Net loss per Ordinary Share - Basic (i.e., undiluted) is computed by dividing net loss by the weigthed average number of Ordinary Shares outstanding for each year ( 21,203,800 for 2000, 22,014,000 for 2001 and 23,753,800 for 2002).
The effect of the Company's Warrants has not been included in the computation of Net loss per Ordinary Shares as it would be anti-dilutive.

Hedging of future cash flows

Certain future cash flows in foreign currency concerning anticipated transactions are hedged using forward exchange contracts. Unrealized gains and losses on such financial instruments that are designated as a hedge are deferred and are recognized as an adjustment of the measurement of the transaction when it actually occurs. It is the policy of Biora to hedge 75% of anticipated, budgeted future cash inflows in foreign currency for the following three months.

Additionally part of the anticipated cash inflows in YEN in the year 2001 was hedged as per December 31, 1999, pursuant to a decision by the Board of Directors. To avoid currency risks in the net receivables from the subsidiaries (receivables after deduction of write-downs made) Biora has, in accordance with this policy, hedged the main part of the net receivables in accordance with forward exchange contracts. The forward exchange contracts prevailing on December 31, 2002, had a duration up until March 27, 2003.

During 2000, 2001 and 2002 budgeted inflows in YEN were hedged by foreign exchange contracts. Additionally the first payment for delivery to Japan in 2003 was hedged by a foreign exchange contract. The remaining deliveries to Japan in 2003 will be hedged when a delivery plan has been received from Seikagaku. The contracted installments in USD from Medpharma in 2001 and 2002 were hedged by foreign exchange contracts in 2001.

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

Premiums paid for or received from the sale of foreign currency are recorded among current receivables or liabilities in the consolidated balance sheet and are amortized as an adjustment of the underlying revenue or expense item.

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



-------------------------------------------------------------------------------
Note 2 Personnel
-------------------------------------------------------------------------------

The average number of employees during the respective fiscal year at each working site was as follows:



                                              Year Ended December 31,
                           2000                       2001                      2002
                          ------------------------------------------------------------------------------
                          Number of      Of which    Number of     Of which    Number of      Of which
                          employees         men %    employees        men %    employees         men %
                          ------------------------------------------------------------------------------
Biora:                           38            24           37           28           35            24
                          ------------------------------------------------------------------------------
Subsidiaries:
Germany                          13            48           14           58           15            64
U.S.                             26            54           27           55           28            51
Italy                             1             7            1            -            -             -
Netherlands                       4            54            0           71            -             -
                          ------------------------------------------------------------------------------
Total subsidiaries               44            51           42           55           43            56
                          ------------------------------------------------------------------------------
Consolidated                     82            38           79           42           78            41
                          ==============================================================================


Wages, salaries, other remuneration and social insurance costs during the fiscal year was as follows:

                                              Year Ended December 31,
                          ------------------------------------------------------------------------------
                           2000                       2001                      2002
                          ------------------------------------------------------------------------------
                             Wages,        Social       Wages,       Social       Wages,        Social
                           salaries     insurance     salaries    insurance     salaries     insurance
                          and other      expenses    and other     expenses    and other      expenses
                            remune-     (of which      remune-    (of which      remune-     (of which
                             ration       pension       ration      pension       ration       pension
                                            costs)                    costs)                     costs)
                          ------------------------------------------------------------------------------
Biora                        17,721         9,225       18,416        9,433       17,959         8,556
                                           (3 490)*                  (3 581)*                   (2 567)*
Subsidiaries                 25,157         3,071       27,587        3,551       27,549         3,481
                                             (715)                     (779)                      (809)
                          ------------------------------------------------------------------------------
Consolidated                 42,878        12,296       46,003       12,984       45,508        12,037
                                           (4 205)**                 (4 360)**                  (3 376)**
                          ==============================================================================

* 1,434 for 2000, 928 for 2001 and 58 for 2002 of Biora's pension cost refer to the category Board of Directors and President. Biora did not have any outstanding pension obligations neither at December 31, 2000 nor December 31, 2001 nor December 31, 2002.

** 1,623 for 2000, 1,079 for 2001 and 172 for 2002 of the consolidated pension cost refer to the category Board of Directors and President. The consolidated outstanding pension obligations to this category amounted to 233 as at December 31, 2000, 261 as at December 31, 2001, and 269 as at December 31, 2002.

Wages, salaries and other remuneration at each working site distributed between Biora and the Subsidiaries and between Board members, etc., and other employees:

                                                                 Year Ended December 31,
                           --------------------------------------------------------------------------------------------
                                           2000                           2001                           2002
                           --------------------------------------------------------------------------------------------
                                 Board of           Other       Board of           Other       Board of          Other
                                Directors       employees      Directors       employees      Directors      employees
                                      and                            and                            and
                                President                      President                      President

Biora:                              4,893          12,828          3,880          14,536          3,677         15,571
                           --------------------------------------------------------------------------------------------
Subsidiaries:
Germany 1)                           -135           5,528          1,136           5,682          1,166          6,009
U.S.                                1,800          14,895          2,245          18,236          1,621         18,753
Italy 2)                               81             175              -             270              -              -
Netherlands 3)                      1,916             897              -              18              -              -
                           --------------------------------------------------------------------------------------------
Total subsidiaries                  3,662          21,495          3,381          24,206          2,787         24,762
                           --------------------------------------------------------------------------------------------
Consolidated                        8,555          34,323          7,261          38,742          6,464         40,333
                           ============================================================================================

1) Severance pay amounting to 1,382 was included in the remuneration to the President of Biora GmbH in Germany in 1999.
   The final settlement resulted in two instead of twelve months severance pay. Accordingly the year 2000 remuneration to the President has been reduced by 1,105.
2) The employment contract with the President of Biora S.r.L. in Italy was transformed into a consultancy agreement as from February 1, 2000.
3) Severance pay amounting to 1,316 was included in the year 2000 remuneration to the employees in Holland, including
   1,154 for the President of Biora Benelux Dental Products B.V.

Information below regarding benefits expensed for Board of Directors, President and management team refers to 2002 and has been reported in accordance with the recommendation of the Swedish Industry and Commerce Stock Exchange Committee.

Fees to the Chairman of the Board and the other Board members have been paid according to the recommendations from the annual shareholders meeting as follows:

Per Wahlstrom, the chairman of the Board has received 150. The other six Board members have each received a fee of 100. The three Board members appointed in January 2002 have received 33 each in addition to the ordinary fee. Deputy Lars Jacobsson has received a fee of 50. In addition to the ordinary fee, three Board members have received remuneration for their services as members of the Audit Committee of Biora as follows: Per Lojdquist 40, Lars Spongberg 25 and Christer Testen 25.

According to the employment agreement, which is limited in time to 3 years, Donna Janson, President of Biora as from January 1, 2002, is entitled to an annual salary, including social security expenses, of approximately USD 300,000. Additionally she is entitled to an annual salary bonus amounting to maximum 25% of the annual salary as well as pension benefits paid, for which the Company's annual cost will be approximately USD 6,000. Donna Janson is entitled to a period of notice of minimum 6 months and maximum 12 months, starting not earlier than January 1, 2003. In addition she is entitled to a severance pay equal to an annual salary, which can also be realized in the event of change of control of Biora. Donna Janson is entitled to acquire 150,000 warrants of the Program decided in June, 2001 - see note 15. She is also entitled to a company car and a furnished apartment.

Bonus has not been paid in the Parent company during 2002 neither 2001. The incentive schemes for the President of Biora and the management team are based on turnover and calculated as an percentage of turnover with a maximum of 20 basic amount (758 as of 2002).

Other senior executives employed by the Parant Company have a period of notice of 6-18 months. Future pension benefits are based on individual plans.



-------------------------------------------------------------------------------
Note 3 Remuneration to the auditors of the Company
-------------------------------------------------------------------------------

The following remuneration to the auditors of the Company, KPMG, are included in the Consolidated statements of operations:


                                         --------------------------------------
                                                 Year Ended December 31,
                                         --------------------------------------
                                              2000          2001          2002
                                         --------------------------------------
Audit assignments                              423           497           716
Other assignments                              338           266           895
                                         --------------------------------------
Total                                          761           763         1,611
                                         ======================================


-------------------------------------------------------------------------------
Note 4 Research and development (R&D) costs
-------------------------------------------------------------------------------

In the Statements of Operations, R&D costs have been reported as net amounts, after deductions for utilized EU grants during the year, in accordance with the following:

                                         --------------------------------------
                                                 Year Ended December 31,
                                         --------------------------------------
                                            2000          2001          2002
                                         --------------------------------------
Total research and development costs        42,789        27,146        16,715
EU grants                                        -          -359           -29
                                         --------------------------------------
Net                                         42,789        26,787        16,686
                                         ======================================


Concerning amortization of patent and licence costs included in research and development costs, see note 5.


-------------------------------------------------------------------------------
Note 5 Depreciation / Amortization
-------------------------------------------------------------------------------

In the Statements of Operations, the following depreciation / amortization has been included in cost of goods sold, selling expenses, administrative expenses and research and development costs as follows:

                                         --------------------------------------
                                                  Year Ended December 31,
                                         --------------------------------------
                                              2000          2001          2002
                                         --------------------------------------
Cost of goods sold                           1,072           962           675
Selling expenses                             3,235         1,616           675
Administrative expenses                        552           342           163
Research and development costs              14,507         3,019         2,105
                                         --------------------------------------
Total                                       19,366         5,939         3,618
                                         =====================================


Included in depreciation / amortization accounted for as research and development costs are amortization of capitalized R&D costs amounting to 10,514 for 2000 and 0 for 2001 and 2002. In the year 2000 depreciation / amortization included a write-down of the Amelin-patent by 1,430. The corresponding depreciation/amortization 697 for year 2001 includes write-downs of the patents for apoptosis and connective tissue. The corresponding depreciation/amortization for year 2002 were 205 and write-down of the EMD patent for inhibitation of epithelium growth by 225.

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


-------------------------------------------------------------------------------
Note 6 Other operating income and Other operating expenses
-------------------------------------------------------------------------------

Payments from Molnlycke referring to a development project in non dental wound-healing are included in Other operating expenses by 360 in the year 2002.

Installments for license agreements regarding a development project for xerostomia to Medpharma are included in the year 2001 operating income at 4,965. The Other operating income for the year 2001 also includes a lump sum amounting to 10,000 for a license agreement with Molnlycke regarding a development project in non dental wound-healing. The Other operating expenses for the year 2001 include 1,200 in royalty expenses to the Swedish Industrial Fund for the latter license agreement as well as 1,447 in administrative expenses in connection with the outlicensing of the wound-healing project.

A pensionfee surplus at SPP of 446 has been recorded as Other operating income during year 2000.

Other operating income and expenses also include foreign exchange gains and losses, as described in Note 1.

-------------------------------------------------------------------------------
Note 7 Income taxes
-------------------------------------------------------------------------------

The result before income taxes consists of the following:

                                         --------------------------------------
                                                  Year Ended December 31,
                                         --------------------------------------
                                             2000          2001          2002
                                         --------------------------------------
Sweden                                     -88,449       -21,132        -8,026
Foreign                                     12,468        -3,929         8,723
                                         --------------------------------------
Total                                      -75,981       -25,061           697
                                         ======================================

Income taxes are distributed as follows:

                                         --------------------------------------
                                                Year Ended December 31,
                                         --------------------------------------
                                             2000          2001          2002
                                         --------------------------------------
Current
Sweden                                        -4            -4             -
 Foreign                                    -164           -30           -16
                                         --------------------------------------
Total                                       -168           -34           -16
                                         ======================================
Deferred
Sweden                                         -             -             -
Foreign                                        -             -             -
                                         --------------------------------------
Total                                       -168           -34           -16
                                         ======================================



The foreign income taxes are state taxes and federal "Alternative Minimum Tax" in the US and local tax ("IRAP") in Italy.

Deferred tax assets on not yet utilized losses have not been recorded.

A reconciliation of the nominal tax expected, 28%, compared with the Company's effective tax is shown below:

                                         --------------------------------------
                                                Year Ended December 31,
                                         --------------------------------------
                                             2000          2001          2002
                                         --------------------------------------
Expected income tax benefit/(expense) 1)    21,275         7,017          -195
Effect of:

Difference in tax rates for foreign
subsidiaries                                -1,645           720        -1,243

Losses not currently utilized              -23,091        -8,176          -821

Utilized losses from earlier years           5,585         1,378         2,902

Non-deductible items                        -2,294          -976          -662

Non-taxable income                               2             3             3

Deferred tax                                     -             -             -
                                         --------------------------------------
Actual tax according to Statements of
Operations                                    -168           -34           -16
                                         ======================================



         1) Expected income tax benefit is determined by applying the statutory federal Swedish tax rate of 28% to the net loss before tax.

The Company has tax loss carry forwards in The Netherlands, Germany, Italy, UK, Switzerland and U.S., that amounted to 182,430 at December 31, 2002. These tax loss carry forwards are, however, still subject to audit and approval by the relevant tax authorities.

The applicable tax rates for the foreign subsidiaries are 35% in The Netherlands, 37% in Germany, 40% in Italy, 30% in UK, 25% in Switzerland and 40% in U.S.

The Company has tax loss carry forwards in Sweden that amounted to 287,313 at December 31, 2002. This tax loss carry forward is, however, also subject to audit and approval by the Swedish tax authorities.

Under the tax laws of The Netherlands, Germany, Italy, UK and Sweden tax loss carry forwards do not expire. In Switzerland the time limit is 7 years and in U.S. 15-23 years.

This means that 3,166 will expire after period 2012, 18,585 after period 2018, 55 after period 2019, 48 after period 2020, 7,172 after period 2021.




-------------------------------------------------------------------------------
Note 8 Acquisition value of long-term assets, etc.
-------------------------------------------------------------------------------

Capitalized R&D costs
                                                                                     As of December 31,
                                                                      -----------------------------------------
                                                                              2000          2001          2002
                                                                      -----------------------------------------
Accumulated acquisition cost, beginning and end of year                     23,094             -             -
                                                                      -----------------------------------------
Accumulated amortization, beginning of year                                -12,580             -             -
Amortization for the year                                                  -10,514             -             -
                                                                      -----------------------------------------
Accumulated amortization, end of year                                      -23,094             -             -
                                                                      -----------------------------------------
Net book value, end of year                                                      -             -             -
                                                                      =========================================

Patents
                                                                                     As of December 31,
                                                                      -----------------------------------------
                                                                              2000          2001          2002
                                                                      -----------------------------------------
Accumulated acquisition cost, beginning of year                              8,463        12,084        13,790
Capital expenditures for the year                                            3,589         1,654         2,682
Translation differences for the year                                            32            52           -17
                                                                      -----------------------------------------
Accumulated acquisition cost, end of year                                   12,084        13,790        16,455
                                                                      -----------------------------------------
Accumulated amortization, beginning of year                                 -2,404        -4,972        -6,842
Amortization for the year                                                   -1,132        -1,170        -1,182
Write-downs for the year                                                    -1,430          -697          -430
Translation differences for the year                                            -6            -3             -
                                                                      -----------------------------------------
Accumulated amortization, end of year                                       -4,972        -6,842        -8,454
                                                                      -----------------------------------------
Net book value, end of year                                                  7,112         6,948         8,001
                                                                      =========================================


Plant and machinery
                                                                                     As of December 31,
                                                                      -----------------------------------------
                                                                              2000          2001          2002
                                                                      -----------------------------------------
Accumulated acquisition cost, beginning of year                              6,013         6,940         7,080
Capital expenditures for the year                                              984           175            56
Sales / disposals                                                              -50           -35             -
Reclassification                                                                -7             -             -
                                                                      -----------------------------------------
Accumulated acquisition cost, end of year                                    6,940         7,080         7,136
                                                                      -----------------------------------------
Accumulated depreciation, beginning of year                                 -3,765        -4,780        -5,707
Sales / disposals                                                               50            35             -
Reclassification                                                                 7             -             -
Depreciation of the year                                                    -1,072          -962          -675
                                                                      -----------------------------------------
Accumulated depreciation, end of year                                       -4,780        -5,707        -6,382
                                                                      -----------------------------------------
Net book value, end of year                                                  2,160         1,373           754
                                                                      =========================================


Equipment, tools, fixtures and fittings
                                                                                     As of December 31,
                                                                      -----------------------------------------
                                                                              2000          2001          2002
                                                                      -----------------------------------------
Accumulated acquisition cost, beginning of year                             18,507        19,542        20,407
Capital expenditures for the year                                            1,510         1,080           211
Sales / disposals                                                           -1,217        -1,152          -207
Reclassification                                                                 7             -             -
Translation differences for the year                                           735           937        -1,354
                                                                      -----------------------------------------
Accumulated acquisition cost, end of year                                   19,542        20,407        19,057
                                                                      -----------------------------------------
Accumulated depreciation, beginning of year                                -10,254       -15,260       -18,042
Sales / disposals                                                              718         1,105           207
Reclassification                                                                -7             -             -
Depreciation of the year                                                    -5,218        -3,111        -1,331
Translation differences for the year                                          -499          -776         1,272
                                                                      -----------------------------------------
Accumulated depreciation, end of year                                      -15,260       -18,042       -17,894
                                                                      -----------------------------------------
Net book value, end of year                                                  4,282         2,365         1,163
                                                                      =========================================


-------------------------------------------------------------------------------
Note 9 Other long-term receivables
-------------------------------------------------------------------------------


                                                                                     As of December 31,
                                                                      -----------------------------------------
                                                                              2000          2001          2002
                                                                      -----------------------------------------
Opening balance                                                              2,534         2,553           634
Employee loans repaid                                                            -        -1,920          -380
Deposits repaid                                                                 -6             -           -39
Deposits expensed                                                              -14             -             -
Capital value of paid pension insurance fees in Germany                         30           -15             9
Translation differences for the year                                             9            16            -7
                                                                      -----------------------------------------
Closing balance                                                              2,553           634           217
                                                                      =========================================


--------------------------------------------------------------------------------
Note 10 Inventories
--------------------------------------------------------------------------------

                                                                                     As of December 31,
                                                                      -----------------------------------------
                                                                              2000          2001          2002
                                                                      -----------------------------------------
Raw materials                                                                1,208         1,294         1,170
Work in progress                                                               687         1,059         2,779
Finished products                                                            5,183         5,704         7,332
                                                                      -----------------------------------------
                                                                             7,078         8,057        11,281
Obsolescence reserve                                                          -200          -221          -320
                                                                      -----------------------------------------
Total                                                                        6,878         7,836        10,961
                                                                      =========================================

Schedule of movements in the inventory obsolescence reserve in the Biora Group for the years ended December 31, 2000, 2001 and 2002:

Year                                       Balance at        Charged           Charged     Additions or       Balance at
                                            beginning      (credited)        (credited)      Deductions    end of period
                                                 year        to costs          to other
                                                         and expenses          accounts
-------------------------------------------------------------------------------------------------------------------------
2000                                              131             69                  -               -              200
2001                                              200             21                  -               -              221
2002                                              221             99                  -               -              320


-------------------------------------------------------------------------------
Note 11 Accounts receivable - trade
-------------------------------------------------------------------------------

Schedule of movements in allowance for doubtful accounts and reserves in the Company for the years ended December 31, 2000, 2001 and 2002:


                                                             Charged            Charged
Year                                       Balance at      (credited)         (credited)      Additions          Balance
                                            beginning   to costs and           to other              or        at end of
                                            of period       expenses           accounts      Deductions           period
-------------------------------------------------------------------------------------------------------------------------

2000                                              641           -171                 24              43              537

2001                                              537           -100                 38              -5              470

2002                                              470            373                -17               -              826
                                                                                     (A)             (B)

(A) Foreign exchange differences
(B) Write-offs and collections of bad debts as well as additional accruals


-------------------------------------------------------------------------------
Note 12 Other current receivables
-------------------------------------------------------------------------------

                                                       As of December 31,
                                        ----------------------------------------
                                                2000          2001         2002
                                        ----------------------------------------
Tax receivables                                  678            74          239
V.A.T.                                         1,548         3,212          846
Receivables from employees                        59            16            -
Receivable from SPP                              250             -            -
Other current receivables                         83           109          327
                                        ----------------------------------------
Total                                          2,618         3,411        1,412
                                        ========================================



-------------------------------------------------------------------------------
Note 13 Prepaid expenses and accrued income
-------------------------------------------------------------------------------

                                                                      As of December 31,
                                                       ----------------------------------------
                                                               2000          2001         2002
                                                       ----------------------------------------
Prepaid leasing and property rental expenses                  1,012         1,111        1,146
Prepaid insurances                                              482           642          604
Prepaid marketing expenses                                      352           255          331
Prepaid travel expenses                                          60            72           46
Other prepaid expenses                                          739           780          449
Accrued installment for license agreement                         -         2,263            -
Accrued interest income                                          48            19            -
                                                       ----------------------------------------
Total                                                         2,693         5,142        2,576
                                                       ========================================


-------------------------------------------------------------------------------
Note 14 Cash and Cash equivalents
-------------------------------------------------------------------------------

                                                                      As of December 31,
                                                       ----------------------------------------
                                                               2000          2001         2002
                                                       ----------------------------------------
Bank deposits                                                40,000        25,951            -
Cash and banks                                               13,755        25,520       51,347
                                                       ----------------------------------------
Total                                                        53,755        51,471       51,347
                                                       ========================================

As per December 31, 2002 as well as per December 31, 2001 and as per December 31, 2000 Biora GmbH had unutilized bank overdraft facilities amounting to 15,339 EUR (30,000 DEM).


-------------------------------------------------------------------------------
Note 15 Shareholders' equity
-------------------------------------------------------------------------------

                                               Restricted equity                      Accumulated loss
                                         -----------------------------------------------------------------
                                                      Share      Other    Transla-    Accumu-    Transla-
                               Number of    Share   premium restricted tion diffe-      lated tion diffe-
                                  shares  capital   reserve     equity      rences       loss      rences      Total
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999  21,203,800      848   222,386          -         173    -92,023      -3,978    127,406
---------------------------------------------------------------------------------------------------------------------
Disposition of loss in the
Parent Company                                      -77,827                            77,827                      0
Change in translation
differences                                                                    130                   -472       -342
Net loss for the year                                                                 -76,149                -76,149
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000  21,203,800      848   144,559          -         303    -90,345      -4,450     50,915
---------------------------------------------------------------------------------------------------------------------
Disposition of loss in the
Parent Company                                      -79,874                            79,874                      0
Earlier received warrant
premiums matured                                                                        5,320                  5,320
Warrants premiums received*                           1,106                                                    1,106
Issuance of new shares 23,805  2,550,000      102    23,703                                                   23,805
Change in translation
differences                                                                    207                   -388       -181
Net loss for the year                                                                 -25,095                -25,095
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001  23,753,800      950    89,494          0         510    -30,246      -4,838     55,870
---------------------------------------------------------------------------------------------------------------------
Disposition of loss in the
Parent Company                                      -22,050                            22,050                      0
Disposition of profit in
the subsidaries                                          20                               -20
Re-classification                                     3,774                            -3,774                      0
Change in translation
differences                                                                   -197                   -139       -336
Net result for the year                                                                   681                    681
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002  23,753,800      950    71,238          0         313    -11,309      -4,977     56,215
---------------------------------------------------------------------------------------------------------------------



*186 out of 1,106 were included in long-term liabilities as of December 31, 2000, see note 17

The par value of an Ordinary Share is SEK 0.04.

The Ordinary Shares are not restricted as to voting power or participation in equity. Restricted equity is not available for distribution of dividends but is required to be held to meet statutory requirements in Sweden.

Distribution of dividends is limited to the lesser of the unrestricted shareholders' equity (unrestricted equity and current period net income) included in either the consolidated or the Biora balance sheets after proposed appropriations to restricted shareholders' equity (capital stock and restricted equity). As at December 31, 2000, 2001 and 2002 there was no unrestricted equity available for dividends.

In March 1998, the wholly-owned subsidiary Biora Option AB was established in connection with the resolution by the general meeting of shareholders in Biora on April 23, 1998, to give the employees of the Company opportunity to subscribe for warrants in Biora. Biora Option AB shall subscribe for, transfer and acquire warrants and other securities issued by the Company.

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

On April 23, 1998, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of 50 principal amount of subordinated debentures with 200,000 accompanying warrants to Biora Option AB. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which reflects the premium to employees of the Company to provide them with appropriate incentives to encourage them to continue in the employ of the Company and to acquire a proprietary interest in the long-term success of Biora. Accordingly the employees were required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. Employees of the Company have subscribed for 89,250 (89,250 per December 31, 2001 ) warrants of this program. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 130.00.

The warrants was exerciseable for Ordinary Shares at any time during May 2002. None of the warrants were exercised.

On June 12, 2001, the Company's Board of Directors, acting in accordance with the authorization of the shareholders of the Company, approved the issuance of an aggregate of SEK 100,000 principal amount of subordinated debentures with 800,000 accompanying warrants to Biora Option AB. On the same date, Biora and Biora Option AB entered into an agreement pursuant to which Biora Option AB agreed to offer all the warrants at a price which reflects the premium to employees of the Company to provide them with appropiate incentives to encourage them to continue in the employ of the Company and to acquire a proprietary interest in the long-term success of Biora. Accordingly the employees were required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. Employees of the Company have subscribed for 255,500 warrants of this program. Each warrant entitles the holder to acquire one Ordinary Share of the Company, at an exercise price of SEK 17,00. The warrants are exercisable for Ordinary Shares from October 1, 2003, to September 30, 2004. If all of these warrants are fully exercised, the total number of shares outstanding will increase to 24,553,800. 920 in warrant premiums was received for this warrant program of 800,000 warrants at SEK 3.60 of which the employees of the Company had subscibed for 255,500 warrants.

On August 24, 2001 the Company made a share issue for 2,550,000 shares. The share price was SEK 10.40 and the issue raised 26,520. The issuing expenses amounted to 2,715 of which 1,540 was paid at the year end of 2001 and 1,175 was paid in the beginning of 2002.


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

The Company's pension costs for the years ended December 31, 2000, 2001 and 2002, respectively, are shown in the following table.

                                                  Year Ended December 31,
                                              ---------------------------------
                                                   2000       2001        2002
                                              ---------------------------------
Social security                                   2,204      2,198       2,095
Swedish national multi-employer plan                901      1,103       1,151
Individual                                        3,194      3,295       2,549
                                              ---------------------------------
Total pension costs                               6,299      6,596       5,795
                                              =================================

Payments for individual pensions are also made to insurance companies. The Company has no further obligations once such payments are made.


-------------------------------------------------------------------------------
Note 17 Other long-term liabilities
-------------------------------------------------------------------------------

                                                     As of December 31,
                                              --------------------------------
                                                    2000       2001      2002
                                              --------------------------------
Liabilities to credit institutions (a)             2,400          -         -
Other long-term liabilities (b)                    5,506          -         -
Total                                              7,906          -         -

(a) The liabilities to credit institutions are the only interest bearing liabilities of the Company, amounting to SEK 2,400,000 on December 31, 2000. These liabilities were fully repaid in December 2001 in connection with the outlicensing of the woundhealing project to Molnlycke Helthcare. The 2,400 represented the amount paid out of the total conditional loan of SEK 15 million, granted by the Swedish Industrial Fund for the project "Emdogain for extra-oral woundhealing applications". In addition to interest (at the official Swedish discount rate plus 2.5%) the Swedish Industrial Fund is entitled to royalty based on net sales as follows:

     - 3% of the net sales from the product, from raw material, chemicals, components etc. for the product and from services related to the product.

     - 12% of all revenues from agreements concerning option to or concerning grant of licence to produce or sell the product, components, chemicals etc for the product as well as services related to the product.

     - When the Parent Company has paid royalties totaling 167% of the loan obtained from the Swedish Industrial Fund the above mentioned royalty rates shall be reduced from 3 to 0,5% and from 12 to 2,4% respectively.

     At December 31, 2002 the Company has not paid royalties totaling 167% of the loan and is therefore not entitled to the lower royalty rates.

     - The royalty right of the Swedish Industrial Fund expires four calendar years after the calendar year when the Company has repaid the outstanding loan including accrued interest, however not before December 30, 2010.

(b) Other long-term liabilities amounting to 5,320 as of December 31, 2000 apply to warrant premiums received from the warrant program approved in January 1997, 560,000 warrants at SEK 9.50. None of these warrants were exercised as per January 31, 2001, hence the 5,320 were transferred to non-restricted equity. Other long-term liabilities amounting to 186 as of December 31, 2000, apply to warrant premiums received from the warrant program approved in April 1998.

     The amount, 186, have been reclassified to unrestricted equity as per December 31, 2001, see note 15.


-------------------------------------------------------------------------------
Note 18 Other current liabilities
-------------------------------------------------------------------------------

                                                         As of December 31,
                                                --------------------------------
                                                    2000       2001        2002
                                                --------------------------------
Employee withholding taxes                         1,138      1,321       1,251
V.A.T.                                               767      2,589         469
Liabilities to customers                             161        203           -
Other current liabilities                             84         62         116
                                                --------------------------------
Total                                              2,150      4,175       1,836
                                                ================================

Biora did not have any short-term interest bearing liabilities neither on December 31, 2000, on December 31, 2001 nor on December 31, 2002.


-------------------------------------------------------------------------------
Note 19 Accrued expenses
-------------------------------------------------------------------------------

                                                          As of December 31,
                                                 -------------------------------
                                                     2000       2001        2002
                                                 -------------------------------
Accrued personnel-related expenses                  8,971      6,102       3,961
Accrued administrative expenses                     2,574      3,814       1,692
Accrued R&D costs                                   2,104      3,265       3,773
Accrued marketing expenses                          2,477      1,771         827
Accrued royalty expenses                            4,062      8,276      10,139
Other accrued expenses                                681        854       1,949
                                                 -------------------------------
Total                                              20,869     24,082      22,341
                                                 -------------------------------


-------------------------------------------------------------------------------
Note 20 Operating leases
-------------------------------------------------------------------------------

The Company leases certain plants and equipment in accordance with leasing contracts which expire in the year 2005. The majority of the material leasing contracts concern rental of offices. The total amount of future minimum rental commitments on December 31, 2002, pertaining to office rental agreements is detailed below.

Year

2003                                                             4,467
2004                                                             1,213
2005                                                               424
                                                            -----------
Total                                                            6,104
                                                            ===========


The corresponding office rent expenses amounted to 5,338 for the year ended December 31, 2002, 5,404 for the year ended December 31, 2001, and 5,472 for the year ended December 31, 2000.

The office rental agreements include conditions concerning index regulation of the rent and in some case regulation of the rent due to increase in direct property expenses and taxes. There are options to prolong all office rental agreements. There are no restrictions in consequence of the office rental agreements.

Remaining leasing contracts concern leasing of cars, copying machines and other office equipment. The total amount of future minimum rental commitments on December 31, 2002, pertaining to car and office equipment leasing agreements are listed below.

Year

2003                                                             1,513
2004                                                               598
2005                                                               197
                                                            -----------
Total                                                            2,308
                                                            ===========

The corresponding leasing expenses amounted to 2,324 for the year ended December 31, 2002, 2,005 for the year ended December 31, 2001 and 1,702 for the year ended December 31, 2000.


-------------------------------------------------------------------------------
Note 21 Commitments
-------------------------------------------------------------------------------

In addition to the agreements concerning operating leases mentioned in note 20, the Company has entered into research and development agreements, agreements with sub-contractors and agreements concerning purchases of other services. The expenses for these agreements amounted to approximately 7,012 for the year ended December 31, 2002, approximately 17,575 for the year ended December 31, 2001 and approximately 17,505 for the year ended December 31, 2000.

The total amount of future expense commitments on December 31, 2002, pertaining to these agreements are listed below.

            Year
            2003                                        720
            2004                                          -
                                                  ----------
            Total                                       720
                                                  ==========

From 1989 to 1992, AstraZeneca was a shareholder in the Company and contributed to the financing of the initial research behind and development of Emdogain. On December 31, 1992, AstraZeneca, the Company and certain of the Company's other shareholders signed an agreement under the terms of which AstraZeneca withdrew from its commitment to finance R&D for products relating to Emdogain, as well as other license agreements between the Company and AstraZeneca. As a part of the final settlement with AstraZeneca, it was agreed that, until December 31, 2009, AstraZeneca would receive a royalty of 2.5% of all commercial revenues (minus deductions for V.A.T. and customs duty) from the dental application areas of the two patents pertaining to Emdogain owned by the Company as at December 31, 1992. For 2002 the above royalty amounted to approximately 3,128 (2001 2,683 and 2000 2,167) regarding normal sales of Emdogain.

In September 1998 Biora acquired the remaining 50% of the shares in Biora SA Ltd for the price of SEK 0. Concurrently a royalty agreement with the former minority owners was signed. It was agreed that the former minority owners would receive a royalty of 15% of the invoiced sales of Biora to the new external distributor in South Africa during the years 1999-2001 and 10% royalty of these sales in the years 2002-2003. For 2002 this royalty amounted to approximately 11 (2001 26 and 2000 16).

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

                                                                      As of December 31,
                                                  --------------------------------------------------------
                                                       2000                   2001                   2002
                                                  --------------------------------------------------------
Net loss under Swedish GAAP                         -76,149                -25,095                    681
Capitalization of certain R&D costs (a)              -1,355                   -589                 -1,309
Reversal of R&D expenses (b)                         11,349                    932                    402
Amortization of patents  (c)                              -                    519                   -538
Hedging of future cash flows (g)                        378                    -83                    328
Receivable on SPP concerning pension fee surplus (i)   -250                    250                      -
                                                  ----------           ------------           ------------
Net loss under U.S. GAAP                            -66,027                -24,066                   -436
                                                  ========================================================
Basic EPS (d)
Net loss per Ordinary Share                           -3.11                  -1.09                  -0.02
                                                  ========================================================
Net loss per ADS                                      -6.23                  -2.18                  -0.04
                                                  ========================================================
Diluted EPS (d)
Net loss per Ordinary Share                           -3.11                  -1.09                  -0.02
                                                  ========================================================
Net loss per ADS                                      -6.23                  -2.18                  -0.04
                                                  ========================================================

                                                                      As of December 31,
                                                  --------------------------------------------------------
                                                       2000                   2001                   2002
                                                  --------------------------------------------------------
Shareholders' equity under Swedish GAAP              50,915                 55,870                 56,215
Capitalization of certain R&D costs (a)              -2,503                 -2,159                 -3,066
Amortization of patents (c)                          -1,715                 -1,196                 -1,734
Conditional shareholders' contribution (f)           -7,510                 -7,510                 -7,510
Hedging of future cash flows (g)                       -274                   -357                    -29
Warrant premiums received (h)                         5,506                      -                      -
Receivable on SPP concerning pension fee surplus (i)   -250                      -                      -
                                                  ----------           ------------           ------------
Shareholders' equity under U.S. GAAP                 44,169                 44,648                 43,876
                                                  ========================================================


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

Net loss per Ordinary Share has been calculated on the basis of the weighted average number of shares outstanding, 23,753,800 (22,014,211 number of shares 2001 and 21,203,800 for 2000).

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

                                                         As of December 31,
                                        --------------------------------------------
                                             2000             2001             2002
                                        --------------------------------------------
Gross deferred tax assets:
Tax loss carried forward                  136,916          153,641          145,734
Capitalized costs for tax purposes              -                -                -
                                        ----------       ----------       ----------
Total                                     136,916          153,641          145,734
Less valuation allowance                  136,916          153,641          145,734
                                        ----------       ----------       ----------
Net deferred tax assets                         -                -                -
                                        ==========       ==========       ==========


(f) Conditional shareholders' contribution

The conditional shareholders' contribution increases shareholders' equity under Swedish GAAP. Under U.S. GAAP such shareholders' contribution is classified outside of Shareholders' equity due to the conditional nature of the potential repayment.

g) Hedging of future cash flows

Under Swedish GAAP unrealized gains and losses on forward exchange contracts that are used to hedge anticipated transactions are deferred and are recognized in the same period that the hedged transaction is recognized. Under U.S. GAAP such unrealized gains and losses may be deferred only for firm commitments.

h) Warrant premiums received

As per December 31, 2000, warrant premiums received regarding not yet exercised warrants were accounted for as long-term liabilities. As per December 31, 2001, warrant premiums received regarding not matured and not yet exercised warrants were reclassified to restricted equity. As per December 31, 2002 there were no warrant premiums. Under U.S. GAAP warrant premiums are disclosed as equity.

(i) Receivable on SPP concerning pension fee surplus

A pension fee surplus at SPP has been disclosed as Other operating income in accordance with Swedish GAAP. Under U.S. GAAP such pension fee surplus can only be accounted for as income if cash has been received by the Company, or the surplus is available to reduce contributions due by the Company for the current fiscal year.

(j) Comprehensive income/loss

                                                              Accumulated Other
                                       Comprehensive          Comprehensive
                                       income / loss          income / loss
                                       -----------------------------------------
Balance at December 31, 1999                                      -3,805
Comprehensive loss:
Net loss                                  -76,149
Currency translation adjustment              -342                   -342
                                       -----------            -----------
Total comprehensive loss                  -76,491
                                       ===========

Balance at December 31, 2000                                      -4,147
                                                              ===========

Comprehensive loss:
Net loss                                  -25,095
Currency translation adjustment              -181                   -181
                                       -----------            -----------
Total comprehensive loss                  -25,276
                                       ===========

Balance at December 31, 2001                                      -4,328
                                                              ===========

Comprehensive loss:
Net result                                    681
Currency translation adjustment              -336                   -336
                                       -----------            -----------
Total comprehensive result                    345
                                       ===========

Balance at December 31, 2002                                      -4,664
                                                              ===========



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


Condensed Consolidated Income Statements - U.S. GAAP Basis

                                                                   Year Ended December 31,
                                                  --------------------------------------------------------
                                                       2000                   2001                   2002
                                                  --------------------------------------------------------
Product sales                                        89,160                110,677                129,736
Contract revenue                                          -                      -                      -
                                                  --------------------------------------------------------
Total revenues                                       89,160                110,677                129,736

Cost of goods sold                                  -21,148                -22,797                -23,014
                                                  --------------------------------------------------------
Gross profit                                         68,012                 87,880                106,722

Selling expenses                                    -78,387                -76,998                -68,982
Administrative expenses                             -25,437                -22,880                -21,474
Research and development costs                      -32,795                -25,925                -18,131
Other operating income                                  393                 16,299                  2,275
Other operating expenses                               -375                 -3,811                 -2,395
                                                  --------------------------------------------------------
Loss from operations                                -68,589                -25,435                 -1,985

Interest income                                       3,095                  1,630                  1,785
Interest expense                                       -365                   -227                   -220
                                                  --------------------------------------------------------
Loss before income taxes                            -65,859                -24,032                   -420

Income taxes                                           -168                    -34                    -16
                                                  --------------------------------------------------------
Net loss                                            -66,027                -24,066                   -436
                                                  ========================================================


Condensed Consolidated Balance Sheets - U.S. GAAP Basis

ASSETS                                                                 As of December 31,
                                                  --------------------------------------------------------
                                                       2000                   2001                   2002
                                                  --------------------------------------------------------
Cash and cash equivalents                            53,755                 51,471                 51,347
Accounts receivable - trade                           9,173                 12,942                 10,203
Other current assets                                 11,939                 16,389                 14,949
                                                  --------------------------------------------------------
Total current assets                                 74,867                 80,802                 76,499
                                                  --------------------------------------------------------

Patents                                               5,397                  4,427                  3,651
Property, machinery and equipment - net               3,939                  2,904                  1,467
Other long-term receivables                           2,553                    634                    217
                                                  --------------------------------------------------------
Total long-term assets                               11,889                  7,965                  5,335
                                                  --------------------------------------------------------

Total assets                                         86,756                 88,767                 81,834
                                                  ========================================================

LIABILITIES AND SHAREHOLDERS'
EQUITY                                                   As of December 31,
                                                  --------------------------------------------------------
                                                       2000                   2001                   2002
                                                  --------------------------------------------------------
Accounts payable - trade                              8,973                  7,522                  5,918
Other current liabilities                            23,443                 28,782                 24,261
                                                  --------------------------------------------------------
Total current liabilities                            32,416                 36,304                 30,179
                                                  --------------------------------------------------------

Other long-term liabilities                          10,171                  7,815                  7,779
                                                  --------------------------------------------------------
Total long-term liabilities                          10,171                  7,815                  7,779
                                                  --------------------------------------------------------
Shareholders' equity                                 44,169                 44,648                 43,876
                                                  --------------------------------------------------------

Total liabilities and shareholders' equity           86,756                 88,767                 81,834
                                                  ========================================================

------------------------------------------------------------------------------
Note 24 Additional U.S. GAAP Disclosures
------------------------------------------------------------------------------

The Company's single operating segment is research, production and marketing of products for treatment of diseases in the oral cavity. The Company's manufacturing facilities are located in Sweden.

(i) Geographic Segment Information

The following geographic segment data is presented on a U.S. GAAP basis. Sales are reported by location of customer.

                                                                Year Ended December 31,
                             --------------------------------------------------------------------------------
                                        2000                            2001                            2002
                             --------------------------------------------------------------------------------
Sales:
Sweden                                 2,546                           2,989                           2,630
Other Nordic countries                 2,516                           3,064                           2,676
Germany / Austria                     23,787                          33,943                          38,890
Switzerland                            1,914                           1,430                             950
U.S.                                  67,656                          85,518                          94,478
Canada, Mexico                         2,239                           3,302                           3,430
Italy                                  9,632                           9,410                           8,115
Benelux countries                      4,847                           3,503                           2,762
U.K.                                   1,914                           1,460                           1,634
Japan                                  6,034                               0                           7,833
Other countries                        3,329                           5,141                           7,096
Inter-area elimination               -37,254                         -39,083                         -40,758
                             --------------------------------------------------------------------------------
Total sales                           89,160                         110,677                         129,736
                             ================================================================================

                                                                 As of December 31,
                             --------------------------------------------------------------------------------
                                        2000                            2001                            2002
                             --------------------------------------------------------------------------------
Long-term assets:
Sweden                                 8,803                           5,952                           4,229
Germany / Austria                        944                             624                             365
Switzerland                                -                               -                               -
U.S.                                   1,150                             583                             176
Italy                                    119                              89                              22
Benelux countries                        873                             717                             543
U.K                                        -                               -                               -
Other countries                            -                               -                               -
                             --------------------------------------------------------------------------------
Total long-term assets                11,889                           7,965                           5,335
                             ================================================================================

(ii) Export sales

Export sales from Sweden to unaffiliated customers by destination are as follows:

                                                                 Year Ended December 31,
                             --------------------------------------------------------------------------------
                                        2000                            2001                            2002
                             --------------------------------------------------------------------------------
Other Nordic countries                 2,516                           3,064                           2,676
Canada and Mexico                      2,196                           3,302                           3,430
Switzerland                                -                           1,270                             950
Greece                                   383                             547                             543
Israel                                   705                           1,144                           1,511
Japan                                  6,034                               0                           7,833
France                                 1,218                           1,003                             909
Spain                                    466                             676                             938
Poland                                   246                             517                             465
Taiwan                                     -                             861                           1,367
Rep Korea                                  -                               -                             828
Other countries                          290                             274                             230
                             --------------------------------------------------------------------------------
Total export sales                    14,054                          12,658                          21,680
                             ================================================================================


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

Notional Amounts and Credit Exposure

The notional amounts of off-balance-sheet financial instruments presented in this Note represent face or contractual amounts and thus are not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the financial instruments, which are related to foreign currency exchange rates.


The Company is exposed to credit related losses in the event that the counterparty to the off-balance-sheet financial instruments do not perform according to the terms of the contract. In the opinion of management, the counterparty to the financial instruments is a creditworthy financial institution and the Company does not expect any significant loss to result from non-performance. The credit exposure of foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the end of each period by the effects of master netting arrangements.


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


The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management.

                                                                As of December 31,
                                     --------------------------------------------------------------------------------
                                                 2000                        2001                       2002
                                     --------------------------------------------------------------------------------
                                        Notional        Credit      Notional       Credit      Notional       Credit
                                          Amount      Exposure        Amount     Exposure        Amount     Exposure
                                     --------------------------------------------------------------------------------
                                                               (SEK in million)
Forward foreign exchange contracts            29             0            22            0             7        0

The forward foreign exchange contracts described in the table above are used by the Company primarily to manage its foreign currency risk with respect to anticipated transactions and assets and liabilities denominated in foreign currencies.



The following table summarizes by major currency the contractual amounts of the Company's forward exchange contracts in Swedish kronor. Foreign currency amounts are translated at rates prevailing at December 31, 2002. The "buy" amounts represent Swedish kronor equivalents of commitments to purchase foreign currencies, and the "sell" amounts represent the Swedish kronor equivalent of commitments to sell foreign currencies. Amounts in the table below include forward exchange contracts designed to hedge foreign currency risks from both future cash flows from anticipated transactions and the translation of receivables and liabilities denominated in foreign currencies.

                                             As of December 31,
              ------------------------------------------------------------------------------
                    2000                        2001                       2002
              ------------------------------------------------------------------------------
                     Buy          Sell           Buy         Sell           Buy        Sell
              ------------------------------------------------------------------------------
                                            (SEK in million)
USD                    -             9             -           15            10           -
EUR                    -             8             -            4             -           -
JPY                    -            12             -            3             -           3
              ------------------------------------------------------------------------------
Total                  -            29             -           22            10           3
              ==============================================================================

(v) Fair Value of Financial Instruments

FASB Statement No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance-sheet, for which it is practicable to estimate fair value. At December 31, 2000, 2001, and at December 31, 2002, the fair value of the Company's financial instruments were 274, 356 and 29 below the book value under Swedish GAAP.

(vi) New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company is currently evaluating the impact of adopting SFAS No. 143 on its financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The Company is currently evaluating the impact of adopting SFAS No. 145 on its financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company is currently evaluating the impact of adopting SFAS No. 146 on its financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issue or modified after December 31, 2002. The Company is currently evaluating the impact of adopting FIN No. 45 on its financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The required disclosures are included in the notes to the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No.
123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB No. 25. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In April 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement No. 149 has multiple effective date provisions depending on the nature of the amendment to Statement No. 133. The Company is currently evaluating the impact of adopting Statement No. 149 on its financial statements.

In May 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The Company is currently evaluating the impact of adopting Statement No. 150 on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used to conduct activities or to hold assets in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the equity investors lack (i) the ability to make decisions about the entity's activities, (ii) the obligation to absorb the expected losses of the entity if they occur, or (iii) the right to receive the expected residual returns of the entity if they occur. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The requirements of FIN 46 apply in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, regardless of when the variable interest entity was established. The Company is currently evaluating the impact of adopting FIN no. 46 on its financial statements.

In November 2002, the Emerging Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s),
(3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company is currently evaluating the impact of the adoption of EITF 00-21 on its financial statements.


-------------------------------------------------------------------------------
Note 25 U.S. GAAP Warrants
-------------------------------------------------------------------------------


As described in Note 15 the Company has issued a number of warrant programs.

Warrants activity during the years ended December 31 2000, 2001 and 2002 is as follows:

                                                  2000                          2001                         2002
                             ---------------------------------------------------------------------------------------------------
                                   Options       Weighted Average   Options      Weighted Average  Options     Weighted Average
                                                   Exercise Price                 Exercise Price                 Exercise Price
                             ---------------------------------------------------------------------------------------------------
Outstanding at beginning
of year                            631,250            76.77         649,250             78.25      344,750                46.25
Granted                             18,000           130.00         255,500             17.00            -                    -
Exercised                                -                -               -                 -            -                    -
Forfeited                                -                -         560,000             70.00       89,250               130.00
                             ---------------------------------------------------------------------------------------------------
Outstanding at end of year         649,250            78.25         344,750             46.25      255,500                17.00
                             ===================================================================================================
Exerciseable at end of year        560,000            70.00             N/A               N/A          N/A                  N/A
                             ===================================================================================================

Weighted average fair value of
options granted during the year                        0.05                               3.6                                 -



Warrants outstanding at December 31, 2002

                                           Warrants Outstanding                               Warrants Exercisable
                             -------------------------------------------------------------------------------------------------
                                   Options           Remaining      Exercise Price      Options              Weighted Average
Exercise price                                Contractual life                                                 Exercise Price
                             -------------------------------------------------------------------------------------------------
SEK 17.00                          255,500                1.75               17.00             N/A

                             --------------                                          -------------
                                   255,500                                                      NA
                             ==============                                          =============


None of these outstanding warrants are excerisable as of December 31, 2002, Biora adopted the disclosure provisions of Statement of Financial Accounting Standard 123, "Accounting for Stock-Based Compensation" but continues to measure stock-based compensations cost in accordance with APB Opinion 25 and its related interpretations. If Biora had measured compensation cost for the Biora stock options granted under the fair value based method prescribed by FASB 123, net loss under U.S. GAAP would have changed to the pro forma amounts set forth below. The employees are required to purchase the warrants at their fair value at the grant using the Black-Sholes valuation model. Accordingly, under the provisions of FASB 123, no compensation expense results.



Net (Loss)                2000                    2001                   2002
                      ------------           -------------          ------------

Reported               (66,027)                (24,066)                  (436)
Proforma               (66,027)                (24,066)                  (436)


The fair value of the Biora warrants granted to Biora Employees used to compute pro forma net loss disclosures were estimated on the date of the grant using the Black-Sholes options-pricing model based on the following weighted average assumptions by Biora:



                              1999-10-29         2000-12-12          2001-06-27
                           -----------------------------------     -------------
Risk free interest                 5.00%              5.00%              4.90%
Expected life term            2002-05-31         2002-05-31         2004-09-30
Expected volatility                  26%                26%                40%
Expected dividend yield                0                  0                  0



-------------------------------------------------------------------------------
Note 26 Pledged assets and Contingent liabilities
-------------------------------------------------------------------------------


On September 30, 1996, Euroventures Nordica made a conditional contribution to the shareholders' equity of Biora in the amount of 7,510 through the conversion of outstanding loans, including accrued interest, in the aggregate principal amount of 7,160 and accrued interest of 350. The amount of the conditional contribution was treated as unrestricted equity. The contribution was made to increase total share- holders' equity as the change in the Company's accounting policy with respect to the capitalization of costs related to the development of Emdogain decreased statutory shareholders' equity. The contribution is deemed "conditional" in that it is to be repaid to Euroventures Nordica only to the extent that the Company has sufficient unrestricted equity otherwise available for dividends, and such repayment is further subject to the approval of any repayment by the general shareholders' meeting of the Company.


-------------------------------------------------------------------------------
Note 27 Acquisitions of shareholdings in subsidiaries
-------------------------------------------------------------------------------

There has been no aquisitions during the period 2000 to 2002 of shareholdings in subsidiaries



-------------------------------------------------------------------------------
Note 28 Subsequent events - unaudited
-------------------------------------------------------------------------------

On June 12, 2003 Straumann AG Holdings ("Straumann") announced that it has acquired approximately 91 percent of the Ordinary Shares of Biora AB pursuant to its public offer. Straumann has called for the compulsory acquisition of the remaining outstanding Biora Ordinary Shares. Biora's Ordinary Shares will be de-listed from the "O-list" of the Stockholm Stock Exchange on Friday July 4, 2003.